UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

REFERENCE FORM

BANCO SANTANDER (BRASIL) S.A.

Updated on May 30, 2011.

Free English Translation

Index

Considerations on the Reference Form	4

Glossary, Abbreviations and Defined Terms	6

1. Identification of the persons responsible for the form’s content:	18

2. Auditors	19

3. Selected financial information	21

4. Risk factors	34

5. Market risks	55

6. History of Santander Brasil	71

7. Santander Activities	122

8. Economic Group	193

9. Relevant assets	201

10. Directors’ comments	210

11. Projections	254

12. General meeting and administration	255

13. Administrators’ compensation	398

14. Human Resources	345

15. Control	356

Free English Translation

16. Transactions with related parties	361

17. Capital Stock	367

18. Securities	371

19. Repurchase plans and securities in treasury	406

20. Negotiation policy of securities	409

21. Information disclosure policy	412

22. Excess business	415

Free English Translation

BANCO SANTANDER (BRASIL) S.A.

Public Company of Authorized Capital

CNPJ/MF [Corporate Taxpayer’s Registry/Ministry of Finance] No. 90.400.888/0001-42

NIRE [Company Registration Number] 35.300.332.067

Reference Form

Base Date: December 31, 2010

As per Attachment 24 of the CVM Instruction No. 480/09

The date of the last update of this Reference Form does not necessarily mean that all of its information is updated until such date, but that this Reference Form was updated under the terms of the Article 24 of the CVM Instruction No. 480/09. The base date of the information listed in this Reference Form is December 31st, 2010, except for information expressly indicated as being related to other dates.

This Reference Form does not represent by itself alone a public offer of Banco Santander (Brasil) S.A. securities, and does not constitute as well a sale offer or a request for a purchase offer of securities.

Considerations on the Reference Form:

Identification	Banco Santander (Brasil) S.A. (“Santander Brasil”or “Company”), financial institution, enrolled in CNPJ/MF [Corporate Taxpayer’s Registry/Ministry of Finance] under No. 90.400.888/0001-42, with its articles of incorporation duly registered at the São Paulo State Trade Board – JUCESP under NIRE 35.300.332.067, registered as a public company of authorized capital before CVM (Brazilian Securities and Exchanges Commission) under No. 20.532 on 03.02.2007.

Free English Translation

Headquarters	The Company’s headquarters are located at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Block A – Vila Olímpia – São Paulo – SP – ZIP CODE 04543-011.

Board of Directors of Investor Relations	The Company’s board of directors of investor relations of theCompany is located at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Block A, Vila Olímpia – São Paulo – SP – ZIP CODE 04543-011. The Director of Investor Relations is Mr. Carlos Alberto López Galán. The service to investors is realized at Av. Presidente Juscelino Kubitschek, 2235 – 10th floor, ZIP CODE 04543-011 – São Paulo – SP, Phone (11) 3553-3300, Fax (11) 3553-7797, e-mail ri@santander.com.br, website http://www.santander.com.br/ri.

Independent Auditors	Deloitte Touche Tohmatsu Auditores Independentes.

Depositary Bank	Banco Santander (Brasil) S.A.

Issued Securities	Our Shares are listed at the BM&FBOVESPA [São Paulo Stock Exchange] under the symbol “SANB11” (Ordinary Shares), “SANB4” (Preferred Shares) and “SANB11” (Units each composed by 55 Ordinary Shares and 50 Preferred Shares), in the Level 2 segment.

Newspapers in which the Company discloses information	Publications are realized by the Company observing the Law of the Share Corporations in the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”.

Free English Translation

Website on the Internet	http://www.santander.com.br. The information contained on the Company's website are not integral parts of this Reference Form.

Service to Shareholders	The service to shareholders is carried out at Rua Amador Bueno, 474 – Block C – 2nd floor – Santo Amaro – São Paulo – SP – ZIP CODE: 04752-005 – Phone: (11) 5538-8618, e-mail acionistas@santander.com.br.

Date of the last update of this Reference Form	May 30, 2011.

Free English Translation

Glossary, Abbreviations and Defined Terms

For the purposes of this Reference Form, the terms indicated below shall have the meaning to them allocated, except in the case of a different reference in this Reference Form.

AAB Dois	ABN AMRO Brasil Dois Participações S.A.

ABECS	Brazilian Association of Credit Cards and Services Companies.

ABN AMRO Securities	ABN AMRO Securities (Brasil) Corretora de Valores Mobiliários S.A.

ABN Leasing	ABN AMRO Arrendamento Mercantil S.A.

Controlling Shareholder	The shareholder or group of shareholders bound by shareholders’ agreement or under common control that exercises the controlling power of the Company.

Shares	They include the Ordinary Shares and the Preferred Shares, as defined below.

Ordinary Shares	Ordinary shares, all nominative, depositary and without nominal value, free and clear of any burden or encumbrance, issued by the Company.

Preferred Shares	Preferred shares, all nominative, depositary and without nominal value, free and clear of any burdens or encumbrances, issued by the Company.

Basel Agreement, Basel	Set of bank prudential rules published by the Basel Committee of Banking Supervision with the objective of providing more solidity to the world financial system. Its main characteristic is the requirement of a minimum percentage resulting from the division of a financial institution’s capital by its respective assets taking into consideration their inherent risk. The Basel Agreement was initially implemented in Brazil by the CMN (National Monetary Council) Resolution No. 2.099 dated August 17,th1994, as amended, as well as by several recent regulations issued as of 2006, instituting minimum values of paid-up capital and of reference equity demanded for Brazilian financial institutions.

Free English Translation

ADR	American Depositary Receipts

ADS	American Depositary Shares, represented by ADRs, based on Units, in the relation of 1ADS = 1 Unit.

ALCO	Administration Committee of Assets and Liabilities

ANBIMA	Brazilian Association of Financial and Capital Market Entities

ANS	National Agency of Supplementary Health

Aymoré Financiamentos	Aymoré Crédito, Financiamento e Investimento S.A.

Banco Bandepe	Banco Bandepe S.A.

Banco Real	Banco ABN AMRO Real S.A.

World Bank	Financial international institution that renders technical and financial assistance to countries in development.

Banco Central	Central Bank of Brazil

Banespa	Banco do Estado de São Paulo S.A. – Banespa

Free English Translation

BCIS	Banco Comercial de Investimento Sudameris S.A.

BM&FBOVESPA	BM&FBOVESPA S.A. – Stock, Commodities and Futures Exchange.

BNDES	National Bank of Economic and Social Development – BNDES

Perpetual Bonus	Perpetual Bonus issued by Santander Brasil in 2005

BPA	Profit/Benefit per Share

Brazil or Country	Federal Republic of Brazil

CDI	Certificate of Interfinancial Deposit

CDB	Certificate of Bank Deposit

Cielo	Cielo S.A. (new corporate name of Companhia Brasileira de Meios de Pagamento – Visanet)

CMN	National Monetary Council

CNSP	National Council of Private Insurance

COAF	Control Council of Financial Activities

Consumer Defense Code	Law No. 8.078 dated September 11th 1990, and subsequent modifications

COFINS	Contribution for the Financing of Social Security

Company or Santander Brasil	Banco Santander (Brasil) S.A.

Free English Translation

Independent Counselor	According to the Level 2 Regulation, the Independent Counselor is characterized by: (i) not having any relationship with the Company except for capital participation; (ii) not being a controlling shareholder, spouse or relative up to the second degree or not being or not having been during the last three years related to an organization or entity related to the Controlling Shareholder (persons related to public education and/or research institutions are excluded from this restriction); (iii) not having been during the last three years employee or director of the Company, of the Controlling Shareholder or of an organization controlled by the Company; (iv) not being a direct/indirect supplier or buyer of services and/or products of the Company in a magnitude that implies loss of independence; (v) not being an employee or administrator of an organization or entity that is offering or requesting services and/or products to/from the Company; (vi) not being spouse or relative up to the second degree of any of the Company’s administrators; and (vii) not receiving any other compensation from the Company apart from that of counselor (compensation in cash deriving from the capital’s participation are excluded from this restriction).

Federal Constitution	Constitution of the Federal Republic of Brazil, of October 5, 1988

Board of Directors	The Company`s Board of Directors

CPMF	Temporary Contribution on Movement or Transmission of e Values and Credits of Financial Nature

CRV DTVM	CRV Distribuidora de Títulos e Valores Mobiliário S.A.

CSLL	Social Contribution on the Net Profit

Free English Translation

Coupon	Product that has price variations depending on the Dollar variation and on the interest rate in Dollars

CVM	Commission of Marketable Securities

DFP	Standard Financial Demonstrations

Executive Commitee	The Company’s Executive Committee

North American Dollar Dollar or US$	United States of America Dollar

United States or USA	United States of America

FEBRABAN	Brazilian Bank Federation

FGC	Credit Guaranteeing Fund

FGV	Getúlio Vargas Foundation

Getnet	Getnet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda.

Federal Government	Federal Government of the Federal Republic of Brazil

Group Santander Brasil	Santander Brazil and its branches

Group Santander Spain	Santander Spain and its branches

IBGC	Brazilian Institute of Corporate Governance

IBGE	Brazilian Institute of Geography and Statistics

Free English Translation

Ibovespa	One of the performance indicators of the share market in Brazil. The index is the current value of a theoretical portfolio composed by the most negotiated shares at the BM&FBOVESPA representing 80% of the number of transactions and of the financial volume verified in the at sight market of BM&FBOVESPA and 70% of the total sum of the stock exchange capitalization of the organizations listed at the BM&FBOVESPA. The Ibovespa is constituted as of an hypothetical application which not only reflects the share price variations but also the impact of the earnings distribution, taking into consideration an index that assesses the total return of the shares that composes it.

IFRIC	International Financial Reporting Interpretations Committee

IFRS	International Financial Reporting Standards, issued by the International Accounting Standards Board – IASB

IGP-M	General Index of the Market Prices, published by FGV

Indenture	Fiduciary Agente Service Provision Deed

INPI	National Institute of Industrial Property

INSS	National Institute of Social Security

CVM Instruction No. 480/09	CVM Instruction No. 480 dated December 7, 2009

IOF	Tax on Financial Operations

IPCA	Consumer Price Index - Extended

Free English Translation

IRPJ	Corporate Income Tax

Isban	ISBAN Brasil S.A.

ITR	Quarterly information

Bank Reform Law	Law No. 4.595 dated December 31th 1964, and later modifications

Joint Stock Company Law	Law No. 6.404 dated December 15th 1976, and later modifications

Law of the Capital Market	Law No. 6.385 dated December 7th 1976, as amended

MTN	Global Medium-Term Note Program

Level 2	Special segment of BM&FBOVESPA list with distinguished rules of corporate governance.

New Bankruptcy Law	Law nº 11,101, of February 9, 2005.

NYSE	New York Stock Exchange

Global Offer	Public offer of Santander Brasil Shares with emission of 525,000,000 Units (each Unit is represented by 55 Ordinary Shares and 50 Preferred Shares), all nominative, depositary, without nominal value, free and clear of any burdens or encumbrances, with simultaneous primary public distribution of (i) Units in Brazil, in the unorganized over-the-counter market, according to the terms of Instruction CVM 400/03, and (ii) Units abroad in the form of ADRs, representative of ADSs, with registration at the SEC, according to the Securities Act.

PAB	Banking customer service office

Free English Translation

Reference Equity	According to the terms of the Resolution CMN No. 3.444 dated February 28, 2007, the composition of the financial institutions’ equity aiming to calculate the minimum requirements for the conformity of capital and operational limits established by the Central Bank.

PGBL	Generating Plan of Free Benefit

PIB	Gross National Product

PIS	Social Integration Program

Plans	The Global Program, the Local Program and Deferral Plan

Controlling Power	Means the power actually used to direct the corporate activities and guide the functioning of the bodies of Santander Brazil, either directly or indirectly, of fact or of right. There is the assumption of ownership of control in relation to the person or group of persons bound by a shareholders’ agreement or under common control (controlling group) that is holder of shares that have assured them the absolute majority of vote of shareholders in attendance in the last three General Meetings of Santander Brazil, even if not holder of shares that assure the absolute majority of voting capital.

Accounting Practices Adopted in Brazil	Accounting principles and practices adopted in Brazilaccording to the Law of Joint Stock Companies, CVM rules and instructions, those established by SUSEP for insurance, capitalization and social security companies, and those recommended by the Institute of Independent Auditors of Brazil and resolutions of the Federal Accounting Council, as well as the accounting rules for financial institutions established by the Central Bank.

Free English Translation

Produban	Produban Serviços de Informática S.A.

Deferral Plan	Long-Term Incentive Plan - Bonus reference in Santander Brasil Units

Global Program	Long term incentive policy directed to executives of Santander Spain and other organizations of the Group Santander Spain, with compensation bound to the Santander Spain shares.

Local Program	The SOP and the PSO

PSP	Long Term Incentive Plan – Investment in Santander Brasil Units

Real, Reals or R$	Official Brazilian currency

RAET	Temporary Special Administration Regime

RMCCI	Regulation of the International Exchange and Capital Market

Level 2 Regulation	Differentiated Practices Regulation of Level 2 Corporate Governance

RTA	Total Return for Shareholder

Santander Brasil Asset	Santander Brasil Management Distribuidora de Títulos de Valores Mobiliários S.A.

Santander Brasil Leasing	Santander Brasil Arrendamento Mercantil S.A.

Santander CCVM	Santander Corretora de Câmbio e Valores Mobiliários S.A.

Santander Broker	Santander S.A. Corretora de Câmbio e Títulos

Free English Translation

Santander DTVM	Santander Distribuidora de Títulos de Valores Mobiliários Ltda.

Santander Spain	Banco Santander, S.A.

Santander Leasing	Santander Leasing S.A. Arrendamento Mercantil

Santander Insurance	Santander Seguros S.A.

Santusa	Santusa Holding, S.L.

SEC	Securities and Exchange Commission, the United States securities commission

Securities Act	The 1933 United States Securities Act, as amended

Securitization	Securitization of the MT 100 Receivable Payment Orders

SELIC	Special System of Liquidation and Custody

Serasa	Serasa S.A.

Sisbacen	System of Information of the Central Bank

SOP	Purchase Option Plan of Santander Brazil Units

SPE	Special Purpose Entity named Brazil Foreign Diversified Payment Rights Finance Company, established under the laws of Cayman.

SUSEP	Superintendence of Private Insurance

Libor Rate	London Interbank Offered Rate

Free English Translation

TCAC	Compound Annual Growth Rate

National Treasury	Public body responsible for management of Brazilian public debt. For such purposes, raise funds in the financial market through primary issuance of bonds for financing Federal Government debts

Tecban	Tecnologia Bancária S.A.

IT	Information Technology

TJLP	Long Term Interest Rate, published by CMN

TR	Referential Rate disclosed by Banco Central

Units	Share Deposit Certificate, representing each 55 Ordinary Shares and 50 Preferred Shares

VaR	Value at Risk

VGBL	Free Benefit Generator - Life

Visa Vale	Brazilian Solution and Service Company

Free English Translation

1.                   Identification of the parties responsible for the contents of the form:

1.1. Declaration by the CEO and Investor Relations Officer, certifying that:

a. they have reviewed the reference form

b. all of the information contained in the form meets the requirements of Instruction CVM 480, in particular articles 14 to 19

c. the collection of information contained within is a true, accurate and complete portrayal of the financial situation of the issuer and of the inherent risks of its activities and of the securities which it issues.

I, Marcial Angel Portela Alvarez, CEO of Santander Brasil, declare that I received the reference form, that all of the information contained in the form meets the requirements of Instruction CVM 480, in particular articles 14 to 19, and that the information contained therein is a true, accurate and complete portrayal of the financial condition of Santander Brasil and of the inherent risks of its activities and of the securities which it issues.

I, Carlos Alberto López Galán, Investor Relations Officer of Santander Brasil, declare that I received the reference form, that all of the information contained within the form meets the requirements of Instruction CVM 480, in particular articles 14 to 19, and that the information contained within is a true, accurate and complete portrayal of the financial situation of Santander Brasil and of the inherent risks of its activities and of the securities which it issues.

Free English Translation

2. Accountants

2.1. Regarding independent accountants, indicate:

	2010	2009	2008
a. Company Name	Deloitte Touche Tohmatsu Auditores Independentes	Deloitte Touche Tohmatsu Auditores Independentes	Deloitte Touche Tohmatsu Auditores Independentes
b. Name of the responsible parties, CPF taxpayers number and contact information (telephone and email)	Mr. Francisco Antônio Maldonado Sant´Anna CPF/MF number 033.431.508-51 Telephone: (11) 5186-1000 E-mail: fsantana@deloitte.com	Mr. Francisco Antônio Maldonado Sant´Anna CPF/MF number 033.431.508-51 Telephone: (11) 5186-1000 E-mail: fsantana@deloitte.com	Mr. Francisco Antônio Maldonado Sant´Anna CPF/MF number 033.431.508-51 Telephone: (11) 5186-1000 E-mail: fsantana@deloitte.com

c. Service contract date

The service contract started in June of 2002, with an annual review of the proposal.

d. Description of services provided

The accountants provide audit and review services of the financial statements of the companies in the Santander Group Brasil.

The services provided by Santander Brasil’s independent accountants comply with the regulation requirements established by the Central Bank of Brazil, CVM and the 2002 Sarbanes-Oxley Law. And do not involve any type of service beyond auditing.

e. replacement of the accountant, stating:

i.             justification for the replacement

The accountant has not been replaced for the past three fiscal years.

ii.            any reasons presented by the accountant in disagreement with the issuer’s rationale for the replacement, according to specific CVM regulation with regards to the matter

Not applicable, because the accountant was not replaced.

2.2. Report the total payments to the independent accountants during the previous fiscal year, itemizing the fees for audit services and those related to any other services provided.

Free English Translation

The table below includes the fees paid by different consolidated companies of Santander Brasil to their respective accountants.

In Thousands of Reais	2010	2009	2008
Auditing of annual financial statements of the companies audited by independent accountants (including the consolidation)	9,054	6,180	6,109
Auditing of annual financial statements of the companies audited by independent accountants (not included in the consolidation)	-	373	172

In addition to the costs of auditing the financial statements, Santander paid Deloitte Touche Tohmatsu Auditores Independentes expenses related to the Global Offering in the amount of R$8.8 million, net of tax, in 2009, recorded as transaction costs, net of the capital increase.

2.3. Provide other information that the issuer deems relevant:

All relevant information was already reported described in the previous sections.

Free English Translation

3. Selected financial information

3.1. Based on financial statements or, when the issuer is required to disclose consolidated financial information based on the consolidated financial statements, prepare a table detailing the following:

a. Shareholders’ equity

b. Total assets

c. Net revenue

d. Gross profit

e. Net income

f. Number of shares, ex- treasury

g. Equity value per share

h. Earnings per share

Thousands of Reais	2010	2009	2008(*)

Sheets Data
Total Assets	374.662.683	315.972.576	294.189.847
Loans and advances to customers, gross	160.558.323	138.394.403	142.649.416
Impairment losses	(9.191.762)	(10.070.479)	(8.181.156)
Deposits	210.340.773	170.637.910	182.312.434
Equity	73.363.394	69.266.743	49.836.478
Income Data
Net interest income	24.095.078	22.167.091	11.437.969
Impairment losses on financial assets (net)	(8.233.810)	(9.966.404)	(4.099.284)
Gross Profit	15.861.268	12.200.687	7.338.685
Net fee and commission	6.835.508	6.237.762	4.253.703
Net Income	7.382.574	5.507.964	2.378.626
Other information
Number of Shares	399.044.117	399.044.117	325.758.283
Asset Value per 1,000 shares	183,83	173,58	152,97
Weighted average shares outstanding (in thousands) - basic and diluted
Common shares	212.841.732	183.650.861	104.926.194
Preferred shares	186.202.385	159.856.132	91.168.064
Basic and diluted earnings per 1,000 shares (in reais - R $)
Common shares	17,67	15,32	11,59
Preferred shares	19,44	16,85	12,75

(*)On August 29, 2008, Banco ABN Amro Real S.A. and ABN Amro Dois Participações S.A. became wholly owned subsidiaries of Santander Brasil through a stock merger, and therefore, its results were consolidated from September of 2008.

Free English Translation

3.2. In case Santander Brasil has disclosed, during the previous fiscal year, or intends to include in this form, non-accounting measurements, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and income tax), it should:

a.    inform the value of non-accounting measures (IFRS)

Management Indicators	2009	2010
ROA*	1.8%	2.2%
ROE**	9.8%	10.3%
ROE - excluding goodwill	19.3%	16.9%
Efficiency ratio	35.0%	34.5%
Recurrence	57.0%	60.9%
Keys= Management Indicators
Average ROA
Average ROE
Average ROE - excluding goodwill (1)
Efficiency Index
Recurrence Index

* ROA	Return on average asset - annualized
** ROE	Return on shareholders' average equity - annualized

Free English Translation

          Average ROE

          Average ROE - excluding goodwill (1)

          Efficiency Index

          Recurrence Index

(1)   Goodwill in the acquisition of Banco Real and Real Seguros Vida e Previdência.

Strength Indices	2009	2010
Delinquency (more than 60 days)-NPL BR GAAP	4.7%	6.8%
Delinquency (more than 90 days)	5.8%	7.2%
Coverage ratio	101.7%	98.3%
BIS ratio excluding goodwill	25.6%	22.1%
Default Index (above 60 days) NPL - BR GAAP
Basel Index - excluding goodwill (1)

(1)   Goodwill in the acquisition of Banco Real and Real Seguros Vida e Previdência.

b. reconcile the amounts disclosed with those included in the audited financial statements

Based on the amounts disclosed in the audited financial statements.

Methodology used in the calculations:

•         ROA:  Net Income/Average Total Assets

•         ROE:  Net Income/Average Shareholders´ Equity

Free English Translation

•         Efficiency Index: Overall revenues/Total revenues

•         Recurrence Index: Net commissions/Overall Expenses

•         Default Index (above 60 days) – NPL – BR GAAP: Transactions past due for over 60 days/Credit Portfolio in BR GAAP.

•         Default Index (above 90 days): Transactions past due for more than 90 days, plus normal credits with high risk of default/Credit Portfolio

•         Coverage index. Provision for Bad Debts/transactions past due for more than 90 days, plus normal credits with high risk of default

•         Basel Index: Reference Net Equity Levels I and II/Reference Equity Required * 11%

c. explain the reason why such measurement is more appropriate to effectively explain your financial condition and the result of your operations

In July 2008, new rules of capital adequacy, within the scope of Basel Convention, came into force in Brazil, including a new methodology for the analysis and management of credit and operational risks. Therefore, as from this date, the calculation of our capital adequacy indexes exclude goodwill, as provided for in Basel Convention.

Our management believes that these indices provide useful information, since the impact of goodwill resulting from the acquisition of Banco Real in the year ended on December 31, 2008 reduces the relevance of other factors that affect shareholders´ equity and related indices.

Consistent with Basel Convention´s guidelines on capital adequacy, we excluded the goodwill from shareholder´s equity in all measurements used in the administration of Santander Brasil. Santander Brasil understands that such exclusion, besides being consistent with the Basel Convention, also reflects more adequately the economic situation of Santander Brasil´s capital, since the goodwill is not an available asset for the absorption of cash losses, and is not considered when the Company performs its operations.

Therefore, Santander Brasil believes that the measures not adopted in the accounting practices are useful to investors, as well as to the management itself, because they reflect the economic substance of Santander Brasil capital. The only limitation associated with the exclusion of goodwill from shareholders´s equity is the effect of the exclusion of a portion of total investments in Santander Brasil assets.

Profitability Indicators

Assets and shareholder´s equity profitability indicators are intended to evaluate the results earned by Santander Brasil, regarding certain parameters that best reveal its dimensions. Analyzing Santander Brasil´s performance based only on the absolute value of net income may jeopardize the interpretation, because it does not reflect whether the results generated in the period were consonant with the institution´s economic potential.

- ROA (Return on Assets): This indicator is used to compare banks, indicating the income from the total investments made by Santander Brasil in its assets. It measures the operating efficiency when generating income from assets after the effects of financing.

- ROE (Return on Equity): Measures the profitability currently obtained by shareholder´s and contributes to the comparative analysis of banks.

Management Indicators

These are control and data measurement mechanisms, which support management assessment, helping with decision making and definition of strategies for the achievement of Santander Brasil´s goals.

Free English Translation

- Efficiency Index: Indicates the ration between institutions´s operating expenses and its revenues.

- Recurrence Index: Compares the evolution of service revenues and the effective management of the expenditure base, since this is an indicator that measures the ratio between revenues from services and operating expenses.

Soundness Indicators

- Default Index: Indicates the default rate in operations past due for over 60 or 90 days compared with credit portfolios.

- Coverage index: Indicates Santander Brasil´s capacity to bear defaulting credit transactions. It represents the ratio between provisions for bad debts and the volume of transactions past due over 60 days.

- Basel Index: This index measures Santander Brasil´s solvency, being an international concept defined by the Basel Convention. It recommends a minimum ratio of 8% between Reference Equity and weighted risks, in compliance with current regulations. In Brazil, a minimum index of 11% is required, in order to guarantee that banks have shareholders´ equity that is sufficient to cover risks from operating assets and liabilities, as well as those recorded in offset accounts. The financial institutions are required to maintain investments in fixed assets, according to the level of adjusted reference equity. The investments in fixed assets, calculated on consolidated basis, are limited to 50% of the reference equity amount, adjusted according to current regulations. On December 31, 2010, Banco Santander was within this limit.

Free English Translation

3.3. Identify and comment on any event subsequent to the previous annual financial statements that may have caused relevant change in the information included therein.

There were no subsequent events that have caused relevant changes in the financial statements.

Free English Translation

3.4. Describe the policy used for allocation of income recorded in the past three years by indicating:

a. the rules on retention of income

b. the rules on distribution of dividends

c. the frequency of distribution of dividends

d. any restrictions on the distribution of dividends enforced by the legislation or special regulations applicable to Santander Brasil, as well as agreements, and court, administrative or arbitration decisions.

We intend to recommend to our shareholders a distribution policy of 50% on our annual adjusted net income (as defined below) as dividends and/or interest on shareholders’ equity. The future dividends policy and the amount of future dividends or interest on shareholders' equity we will recommend as distribution to our shareholders shall depend on various factors, including, but not limited to our cash flow, financial condition (including our capital base), investment plans, estimates, legal obligations, economic environment and other factors we shall consider relevant at the time. The amount of future dividends or interest on shareholders' equity we shall pay is subject to the provisions of the Brazilian Corporate Law and shall be determined in our shareholders’ meeting as described below.

At each Annual Shareholders’ Meeting, the Board of Directors should make a recommendation on the destination of net income for the previous fiscal year, which should be submitted to the resolution of the shareholders. For the Purposes of the Corporation Law, “net income” in any fiscal year is defined as the earnings for the year in question that remains after deducting the amounts relating for provisions for losses, income tax and social contribution for that year, accumulated losses of previous years and any amounts destined to the payment of statutory profit sharing of employees and members of the management of Santander Brazil. We refer to this amount as “adjusted net income”.

Holders of our issued shares on the date when a dividend is declared are entitled to the dividends. According to the Brazilian Corporation Law, generally annual dividends must be  paid within 60 days from the date when they are declared, except when another date for the payment is decided by shareholders, which in any case must occur before the end of period when dividends should have been declared. According to the Brazilian Corporate Law, unclaimed dividends do not earn interests, are not adjusted to the inflation, and may be reversed to the Company three years after they have been declared. To that effect, on April 26, 2011, our shareholders approved in the annual and special meetings a change in the payment date of dividends paid on net equity, referring specifically to the year 2011, for up to 180 days from the date they were determined by our Board of Directors and, in any case, in the year 2011.

Free English Translation

In the past three years, Santander Brasil’s income distribution practice included the payment to shareholders of over 90% of net income through dividends and interest on shareholders’ equity, net of allocations to the legal reserves account. In 2008, Santander Brasil distributed 99.1% of its adjusted net income. In 2009, the dividends and interest on shareholders’ equity declared accounted for 92% of the adjusted net income.  In 2010, this percentage reached 96.6%.

In addition to the allocation of dividends and interest on shareholders’ equity, 5% of the income for each period is allocated to the constitution of legal reserves.

The remaining income for the year may be allocated to the statutory reserves account and used in the equalization of dividends. Santander Brasil’s bylaws establishes that, after the deduction of the amounts allocated to legal reserves and mandatory dividends, the balance remaining from the adjusted net income can be transferred to the dividends equalization reserves, which shall not exceed 50% of the amount corresponding to the bank’s capital stock. In 2008, Santander Brasil allocated 0.9% of its adjusted net income to the equalization of dividends; in 2009, 7.6% was allocated, and in 2010, the bank approved the allocation of 3.2% to the dividends equalization reserves account.

  rules on retention of income

Pursuant to corporate laws and Santander Brasil’s bylaws, the net income for the year may be retained to fulfill the capital investment needs provided for in the general budget, submitted by the management and approved in the Shareholders' Meeting. In the past three years, Santander Brasil did not retain income. In 2008, Santander Brasil allocated 0.9% of its adjusted net income to the equalization of dividends; in 2009, 7.6% was allocated, and in 2010, the bank approved the allocation of 3.2% to the dividends equalization reserves account.

  rules on distribution of dividends

As provided for in Santander Brasil’s bylaws, not less than 25% of the net income, net of allocations corresponding to legal and contingency reserves, should be available each year for distribution in the form of dividends or interest on shareholders’ equity. This percentage represents mandatory dividends. The calculations regarding calculation of net income and allocations for reserves, as well as the amounts available for distribution, are based on our financial statements, which are prepared in accordance with the Accounting Practices Adopted in Brazil. In the past three years, the dividends and interest on shareholders’ equity paid to the shareholders were significantly higher than the minimum mandatory amount, as set forth in table 3.5 below.

Free English Translation

c. frequency of distribution of dividends

The distribution of dividends and/or interest on shareholders’ equity takes place each year during the Shareholders’ Meeting and is based on the income for the year, and the Board of Directors may also declare interim dividends to the income as ascertained in the half-yearly, quarterly, two-month or monthly balance sheets, or state intermediary dividends to retained earnings or income reserves existing in the previous annual or half-yearly balance sheet.

Based on this practice, in 2008 Santander Brasil, through its Board of Directors, approved the detachment of interest on shareholders’ equity and/or dividends each six-month period, as described below:

- Interest on shareholders' equity in the amount of R$480,000, declared on December 19, 2008;

- Dividends for statutory reserves for equalization of dividends in the amount of R$3,045, declared in December 19, 2008;

- Dividends based on the balance sheet as of June 30, 2008, in the amount of R$752,807, declared on December 19, 2008; and

- Dividends based on the balance sheet as of September 30, 2008, in the amount of R$217,193, declared on December 19, 2008.

In 2009, Santander Brasil, through its Board of Directors, approved the detachment of  interest on shareholders’ equity and/or dividends in April, June and December, as described below:

- Interest on shareholders' equity in the amount of R$340,000, declared on April 28, 2009;

- Interest on shareholders' equity in the amount of R$285,000, declared on June 30, 2009;

- Interest on shareholders' equity in the amount of R$200,000, declared on December 23, 2009;

- Dividends based on the balance sheet as of June 30, 2009, in the amount of R$327,400 declared on December 23, 2009; and

- Dividends based on the balance sheet as of November 31, 2009, in the amount of R$422,600, declared on December 23, 2009.

Finally, in 2010 Santander Brasil, through its Board of Directors, approved the detachment of interests on its own capital and/or dividends in April, June and December of that year, as described below:

•        Interests on its own capital in the amount of R$400,000,00 detached on March 22, 2010;

•         Interests on its own capital in the amount of R$400,000,00 detached on 30/06/10;

Free English Translation

•         Interests on its own capital in the amount of R$530.000,00, detached on September 22, 2010;

•         Interests on its own capital in the amount of R$430.000,00, detached on December 22, 2010;

•         Dividends based on the balance sheet on December 31, 2010 in the amount of R$500.000,00, detached on June 30, 2010; and

•         Dividends based on the balance sheet on November 30, 2010 in the amount of R$1.280.000,00, detached on December 22, 2010.

d. any restrictions on the distribution of dividends enforced by the legislation or special regulations applicable to the issuer, as well as agreements, and court, administrative or arbitration decisions.

Santander Brasil is not subject to any restrictions regarding the distribution of dividends.

Free English Translation

3.5. In table form indicate for each of the last 3 fiscal years:

a. Adjusted net income for dividend purposes

b. dividends distributed, highlighting interest on shareholders’ equity, mandatory dividends and preferential dividends, fixed and minimum

c. percentage of dividends distributed over the adjusted net profit

d. dividends distributed by class and type of shares, highlighting interest on shareholders’ equity, mandatory dividends and preferential dividends, fixed and minimum

e. date of dividend payments

f. rate of return in relation to the issuer’s equity

g. retained earnings

h. retention approval date

Table for fiscal years 2010, 2009 and 2008:

Free English Translation

3.5 – Distribution of dividends and withholding of net income

(Reais)	Fiscal year December 31, 2010		Fiscal year December 31, 2009		Fiscal year December 31, 2008
Adjusted net income	3,663,848,000.00		1,711,133,000.00		1,463,859,000.00
Dividend distributed in relation to adjusted net income	96,600000		92,040000		99,050000
Return rate in relation to issuer’s net equity	5,500000		2,440000		2,970000
Total distributed dividend	3,540,000,000.00		1,575,000,000.00		1,450,000,000,00
Withheld net income	0.00		0.00		0.00
Date of approval of withholding
Withheld net income	Amount	Dividend Payment	Amount	Dividend Payment	Amount	Dividend Payment
Mandatory Dividend
Common	652,287,927.16	February 25, 2011	217,998,000.00	February 22, 2010	187,105,000.00	March 25, 2009
Preferred	627,712,072.84	February 25, 2011	209,785,000.00	February 22, 2010	178,860,000.00	March 25, 2009
Interest on Equity
Common	896,895,899.86	February 25, 2011	421,460,000.00	February 22, 2010	245,407,000.00	March 25, 2009
Preferred	863,104,100.14	February 25, 2011	403,540,000.00	February 22, 2010	234,593,000.00	March 25, 2009
Others
Common	254,799,971.55	February 25, 2011	164,202,000.00	February 22, 2010	308,821,000.00	March 25, 2009
Preferred	245,200,028.45	February 25, 2011	158,015,000.00	February 22, 2010	295,214,000.00	March 25, 2009

Free English Translation

3.6. Report whether, in the last 3 fiscal years, dividends have been declared on retained earnings or reserves accounts established in prior fiscal years

Dividends were not declared on the retained earnings account in the last 3 fiscal years, under the capital budget.

In 2008 Santander declared dividends on its statutory reserve account for dividend equalization, in an amount R$3,045 thousand.

Free English Translation

3.7. In table form, describe the issuer’s level of indebtedness, indicating:

a. total debt, of any kind

b. debt ratio (current + non-current liabilities, divided by shareholders’ equity)

c. If the issuer so desires, another debt ratio, indicating:

     i. the method used to calculate the index

     ii. The reason why this index is appropriate for the correct understanding of the financial situation and the level of indebtedness of the issuer

3.7 – Indebtedness level

Fiscal Year	Total amount of the debt, of any nature	Type of Index	Indebtedness level	Description and reason for utilization of another index
December 31, 2010	253,340,771.00	Indebtedness level	3,10000000

Free English Translation

3.8. In table form, separating by collateralized debt, debt with floating guarantees and unsecured debt, indicates Santander Brazsil’s obligation amounts according to maturity (at the end of the fiscal year).:

a. less than one year

b. more than 1 year and less than 3 years

c. more than 3 years and less than 5 years

d. more than 5 years

3.8 – Obligations pursuant to nature and maturity date

Fiscal Year (December 31, 2010)
Type of debt	Less than a year	One to three years	Three to five years	Above five years	Total
Unsecured Debt	155,035,291.00	79,858,704.00	9,311,900.00	9,134,876.00	253,340,771.00
Total	155,035,291.00	79,858,704.00	9,311,900.00	9,134,876.00	253,340,771.00
Remark

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3.9. Supply other information deemed relevant by the issuer

All relevant information was already described in the items above.

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4. Risk Factors

4.1. Describe risk factors that may influence investment decisions, especially those related to:

a. the issuer

b. your controller, directly or indirectly, or control group

c. your shareholders

d. your subsidiaries and affiliates

e. your supplies

f.  your clients

g. the sectors of the economies where the issuer is involved

h. the regulation of industries the issuer is involved in

i. foreign countries where the issuer acts

4.2. For each of the above risks, if relevant, comment on the expectations of issuer’s decreased or increased exposure.

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur.  As a result, the market price of our units and the American Depositary Shares (“ADSs”) could decline, and you could lose all or part of your investment.  We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy.  This involvement, together with Brazil’s political and economic conditions, could adversely affect our financial condition and the market price of our securities.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policies and regulations.  The Brazilian government’s actions to control inflation and other policies and regulations historically have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency fluctuations, taxation on investment flows, capital controls and limits on imports.  Our business, financial condition and results of operations, as well as the market price of our securities, may be adversely affected by changes in policies or regulations involving, among others:

Free English Translation

•         interest rates;

•         exchange rates and controls and restrictions on the movement of capital out of Brazil such as those briefly imposed in 1989 and early 1990;

•         currency fluctuations;

•         inflation;

•         liquidity of the domestic capital and lending markets; and

•         tax and regulatory policies.

Although the Brazilian government has implemented sound economic policies over the past few years, uncertainty over whether the Brazilian government will implement changes in policy or regulation in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and in the securities issued abroad by Brazilian issuers.  These uncertainties and other developments in the Brazilian economy may adversely affect us and the market value of our securities.

Government efforts to control inflation may hinder the growth of the Brazilian economy and could harm our business.

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world.  The Brazilian government’s measures to fight inflation, principally through the Central Bank, have had and may in the future have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates and high compulsory deposit requirements may restrict Brazil’s growth and the availability of credit, reduce our loan volumes and increase our loan loss provisions.  Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our interest rate spreads.

From January 2000 to August 2005, the average interest rate in Brazil was 18.9%, with the minimum rate of 15.25% and maximum of 26.50% during this period. With the favorable macroeconomic environment and inflation stability, the Central Bank began a cycle of reducing interest rates starting in September 2005 from 19.5% to 8.75% in March 2010, when the interest rate reached a historical low. After this period, in order to balance domestic demand, the Central Bank began another period of adjustment in interest rates, which reached 11.75% in March  and 12% in April 2011.

As a bank in Brazil, the vast majority of our income, expenses, assets and liabilities are directly tied to interest rates.  Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations.

Free English Translation

The increase in the base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs and risk of default by our customers. The decreases in basic interest rates may also have negative effects on our results by reducing interest income.  We also use an asset and liability management strategy to protect the net interest income.  Any changes in interest rates may negatively impact our earnings, due to the asset and liability management strategy.

Exchange rate volatility may have a material adverse effect on the Brazilian economy and on our business.

The Brazilian currency has during the past decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Between 2000 and 2002, the real  depreciated significantly against the U.S. dollar, reaching a selling exchange rate of R$3.53 per U.S.$1.00 at the end of 2002.  Between 2003 and mid-2008, the real  appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per U.S.$1.00 in August 2008.  As a result of the crisis in the global financial markets since mid-2008, the real  depreciated 31.9% against the U.S. dollar over the course of 2008 and reached R$2.34 per U.S.$1.00 on December 31, 2008.  The real  recovered in the second half of 2009, reaching R$1.74 per U.S.$1.00 on December 31, 2009, mainly due to the recovery of consumer confidence, export and foreign investments in the second half of the year.  As of March 31, 2011, the exchange rate was R$1.62 per U.S.$1.00.

Depreciation of the real  against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations.  Additionally, depreciation of the real  could make our foreign currency-linked obligations and funding more expensive, negatively affect the market price of our securities portfolios and have similar consequences for our borrowers.  Conversely, appreciation of the real  relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange currency accounts, as well as dampen export-driven growth.  Depending on the circumstances, either depreciation or appreciation of the real  could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

Developments and the perception of risk in other countries, especially in the United States, Spain and in emerging market countries, may adversely affect our access to financing and the market price of our securities.

Free English Translation

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, Spain (where Santander Spain, our controlling shareholder, is based) and other Latin American and emerging market countries.  Although economic conditions in those countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers.  Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities.  This could adversely affect the market price of our securities, restrict our access to the capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

Risks Relating to the Brazilian Financial Services Industry

We are exposed to the effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil.

The financial global markets have deteriorated sharply between 2007 and 2009. Major financial institutions, including some of the largest global commercial banks, investment banks and insurance companies have been experiencing significant difficulties, especially lack of liquidity and depreciation of financial assets. These difficulties have constricted the ability of a number of major global financial institutions to engage in further lending activity and have caused losses. In addition, defaults by, and doubts about the solvency of certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by, and bankruptcies of, other institutions.

We are exposed to the disruptions and volatility in the global financial markets because of their effects on the financial and economic environment in the countries in which we operate, especially Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability. We lend primarily to Brazilian borrowers, and these effects could materially and adversely affect our customers and increase our non-performing loans, resulting in increased risk associated with our lending activity and requiring us to make corresponding revisions to our risk management and loan loss reserve models. For example, in 2009, we experienced an increase in our nonperforming loans overdue above 90 days from 5.4% of total loans on December 31, 2008 to 7.2% on December 31, 2009. After this period, the levels of these operations showed a decelerating trend and reached 5.8%, at the end of December 2010.

Free English Translation

Continued or worsening disruption or volatility in the global financial markets could further increase negative effects on the financial and economic environment in Brazil and the other countries in which we operate, which could have a material adverse effect on us.

Changes in regulation may negatively affect us.

Brazilian financial markets are subject to extensive and continuous regulatory review by the Brazilian government, principally by the Central Bank and the CVM.  We have no control over government regulations, which govern all aspects of our operations, including regulations that impose:

•         minimum capital requirements;

•         compulsory deposit and/or reserve requirements;

•         requirements for investments in fixed rate assets;

•         lending limits and other credit restrictions, including compulsory allocations;

•         limits and other restrictions on fees;

•         limits on the amount of interest banks can charge or the period for capitalizing interest;

•         accounting and statistical requirements; and

•         other requirements or limitations in the context of the global financial crisis.

The regulatory structure governing Brazilian financial institutions is continuously evolving, and the Central Bank has been known to react actively and extensively to developments in our industry.  For example, since early 2008, the Central Bank has repeatedly amended the rules related to compulsory deposit requirements in order to adjust the market liquidity in light of financial and economic conditions. The measures of the Central Bank and the amendment of existing laws and regulations, or the adoption of new laws or regulations (such as future implementation of Basel III rules related to regulatory capital) could adversely affect our ability to provide loans, make investments or render certain financial services.

Our securities and derivative financial instruments are subject to market price and liquidity variations due to changes in economic conditions and may produce material losses.

Financial instruments and securities represent a significant amount of our total assets.  Any realized or unrealized future gains or losses from these investments or hedging strategies could have a significant impact on our income.  These gains and losses, which we account for when we sell or mark-to-market investments in financial instruments, can vary considerably from one period to another.  If, for example, we enter into derivatives transactions to protect ourselves against decreases in the value of the real  or in interest rates and the real  instead increases in value or interest rates increase, we may incur financial losses.  We cannot forecast the amount of gains or losses in any future period, and the variations experienced from one period to another do not necessarily provide a meaningful forward-looking reference point.

Free English Translation

Gains or losses in our investment portfolio may create volatility in net revenue levels, and we may not earn a return on our consolidated investment portfolio, or on a part of the portfolio in the future.  Any losses on our securities and derivative financial instruments could materially and adversely affect our operating income and financial condition.  In addition, any decrease in the value of these securities and derivatives portfolios may result in a decrease in our capital ratios, which could impair our ability to engage in lending activity at the levels we currently anticipate.

The increasingly competitive environment and recent consolidations in the Brazilian financial services market may adversely affect our business prospects.

The Brazilian financial markets, including the banking, insurance and asset management sectors, are highly competitive. We face significant competition in all of our main areas of operation from other Brazilian and international banks, both public and private, as well as insurance companies. In recent years, the presence of foreign banks and foreign insurance companies in Brazil has increased, as well as competition in the sectors of banking and insurance. Furthermore, the consolidation of the Brazilian financial sector, with the merger of large banks, especially in 2008 and 2009, and the privatization of public banks have also increased competition in the Brazilian market for banking and financial services more competitive. The compression of credit spreads by some of our competitors, following the public banks which aggressively increased their volume of loans with spreads lower than those charged by private banks in 2009, may affect us negatively and reduce our market share.

The acquisition of an insurance company or a bank by one of our competitors would likely increase such competitor’s market share and customer base, and, as a result, we may face heightened competition.  An increase in competition may negatively affect our business results and prospects by, among other things:

•         limiting our ability to increase our customer base and expand our operations;

•         reducing our profit margins on the banking, insurance, leasing and other services and products we offer; and

•         increasing competition for investment opportunities.

We may experience increases in our level of past due loans as our loan portfolio matures.

Our loan portfolio has grown substantially in recent years. Any corresponding rise in our level of past due loans may lag behind the rate of loan growth.  Rapid loan growth may also reduce our ratio of past due loans to total loans until growth slows or the portfolio becomes more seasoned. This may result in increases in our loan loss provisions, charge-offs and the ratio of past due loans to total loans. In addition, as a result of the increase in our loan portfolio and the lag in any corresponding rise in our level of past due loans, our historic loan loss experience may not be indicative of our future loan loss experience.

Free English Translation

Our market, credit and operational risk management policies, procedures and methods may not be fully effective in mitigating our exposure to all risks, including unidentified or unanticipated risks.

Our market and credit risk management policies, procedures and methods, including our use of value at risk, or “VaR”, and other statistical modeling tools, may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.  Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behavior.  We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures.  These qualitative tools and metrics may fail to predict future risk exposures.  These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models.  This would limit our ability to manage our risks.  Our losses thus could be significantly greater than the historical measures indicate.  In addition, our quantified modeling does not take all risks into account.  Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses.  If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere.  This could harm our reputation as well as negatively affect our revenues and profits.

In addition, our businesses depend on the ability to process a large number of transactions efficiently and accurately.  Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, information systems failures or from external events that interrupt normal business operations.  We also face the risk that the design of our controls and procedures for mitigating operational risk proves to be inadequate or is circumvented.  We have suffered losses from operational risk in the past, and there can be no assurance that we will not suffer material losses from operational risk in the future.

We may fail to recognize the contemplated benefits of the acquisition of Banco Real.

The value of the units and ADSs could be adversely affected to the extent we fail to realize the benefits we hope to achieve from the integration of Santander Brasil and Banco Real, in particular, cost savings and revenue generation arising from the integration of the two banks’ operations.  We may fail to realize these projected cost savings and revenue generation in the time frame we anticipate or at all due to a variety of factors, including our inability to carry out headcount reductions, the implementation of our firm culture and the integration of our back office operations.  It is possible that the acquisition could result in the loss of key employees, the disruption of each bank’s ongoing business and inconsistencies in standards, controls, procedures and policies and the dilution of brand recognition of the Santander and Banco Real brands.  Moreover, the success of the acquisition will at least in part be subject to a number of political, economic and other factors that are beyond our control.

Free English Translation

If our reserves for future insurance policyholder benefits and claims are inadequate, we may be required to increase our reserves, which would adversely affect our results of operations and financial condition.

Our insurance companies establish and carry reserves to pay future insurance policyholder benefits and claims.  Our reserves represent our best estimates of liabilities, and they are actuarial or statistical estimates based on models that include many assumptions and projections which are inherently uncertain and involve the exercise of significant judgment, including as to the levels of and/or timing of receipt or payment of premiums, benefits, claims, expenses, interest credits, investment results, retirement, mortality, and persistency.  We cannot determine with 100% precision the ultimate amounts that we will pay for, or the timing of payment of, actual benefits, claims and expenses or whether the assets supporting our insurance policy liabilities, together with future premiums, will be sufficient for payment of benefits and claims.  If we conclude that our reserves, together with future premiums and financial surplus, are insufficient to cover future insurance policy benefits and claims, we would be required to increase our insurance reserves and incur income statement charges for the period in which we make the determination, which would adversely affect our results of operations and financial condition.

The profitability of our insurance operations may decline if mortality rates, or persistency rates differ significantly from our pricing expectations.

We set prices for many of our insurance and annuity products based upon expected claims and payment patterns, using assumptions for mortality rates, or likelihood of death, and persistency rates. In addition to the potential effect of natural or man-made disasters, significant changes in mortality or persistency could emerge gradually over time, due to changes in the natural environment, the health habits of the insured population, treatment patterns for disease or disability, or other factors.  Pricing of our insurance and deferred annuity products is also based in part upon expected persistency of these products, which is the probability that a policy or contract will remain in force from one period to the next. Results may also vary based on differences between actual and expected premium deposits and withdrawals for these products.  Strong deviations in actual experience from our pricing assumptions could have an adverse effect on the profitability of our insurance products.  Although some of our insurance products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the adjustments permitted under the terms of the policies or contracts may not be sufficient to maintain profitability.  Some of our insurance products do not permit us to increase premiums or adjust other charges and credits or limit those adjustments during the life of the policy or contract.

Free English Translation

Our controlling shareholder has a great deal of influence over our business.

Santander Spain, our controlling shareholder, currently owns, indirectly, approximately 81.4% of our total capital.  Due to its share ownership, our controlling shareholder has the power to control us and our subsidiaries, including the power to:

•         elect a majority of our directors and appoint our executive officers, set our management policies and exercise overall control over our company and subsidiaries;

•         agree to sell or otherwise transfer its controlling stake in our company; and

•         determine the outcome of substantially all actions requiring shareholder approval, including transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets, and dividends.

The interests of Santander Spain may differ from our interests or those of our other shareholders, and the concentration of control in Santander Spain will limit other shareholders’ ability to influence corporate matters.  As a result, we may take actions that our other shareholders do not view as beneficial.

Risks Relating to Our Shares/Units and ADSs

Cancellation of units may have a material and adverse effect on the market for the units and on the value of the units.

Holders of units may present these units or some of these units for cancellation in Brazil in exchange for the common shares and preferred shares underlying these units.  If unit holders present a significant number of units for cancellation in exchange for the underlying common shares and preferred shares, the liquidity and price of the units may be materially and adversely affected.

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of the units and the ADSs.

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets.  The

Free English Translation

BM&FBOVESPA is significantly less liquid than the New York Stock Exchange (the “NYSE”) or other major exchanges in the world.  As of December 31, 2010, the aggregate market capitalization of the BM&FBOVESPA was equivalent to approximately R$2,569 billion (U.S.$1,542 billion) and the top ten stocks in terms of trading volume accounted for approximately 55.3% of all shares traded on BM&FBOVESPA in the year ended December 31, 2010.  In contrast, as of December 31, 2010, the aggregate market capitalization of the NYSE was approximately U.S.$13.4 trillion.  Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, government entities or a principal shareholder.  The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the units or ADSs at the time and price you desire and, as a result, could negatively impact the market price of these securities.

Actual or anticipated sales of a substantial number of units or our common shares or preferred shares in the future could decrease the market prices of the ADSs.

Sales of a substantial number of our units or our common shares or preferred shares in the future, or the anticipation of such sales, could negatively affect the market prices of our units and ADSs.  Currently, Santander Spain owns approximately 81.4% of our total capital.  In connection with our listing on the BM&FBOVESPA, prior to October 7, 2012 (extendable under certain circumstances to October 7, 2014) Santander Brasil must have a public float that represents at least 25 percent of our total capital.  If, in the future, substantial sales of units or common shares or preferred shares are made by existing or future holders, the market prices of the ADSs may decrease significantly.  As a result, holders of ADSs may not be able to sell their ADSs at or above the price they paid for them.

The economic value of your investment may be diluted.

We may, from time to time, need additional funds and, in the event that public or private financing is unavailable or if our shareholders decide, we may issue additional units or shares.  Any additional funds obtained by such a capital increase may dilute your interest in our company.

Delisting of our shares from Level 2 of BM&FBOVESPA may negatively affect the price of our ADSs and units.

Companies listed on Level 2 of BM&FBOVESPA are required to have a public float of at least 25% of their outstanding shares.  Currently, our public float is approximately 18.6% of our outstanding capital.  We have a grace period of three years from the date of listing our shares on Level 2 of BM&FBOVESPA, extendable for an additional two years upon presentation of a plan to BM&FBOVESPA to comply with the minimum public float requirement.

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If we do not meet the minimum public float requirement, we may be subject to fines and eventually be delisted from Level 2 of BM&FBOVESPA and be traded at the regular level of BM&FBOVESPA.  Level 2 regulations are also subject to change, and we may not be able to comply with such changes.  Although such delisting could result in the obligation of the controlling shareholder to carry out a mandatory tender offer for the shares of the minority shareholders, such delisting may result in a decrease of the price of our shares, units and ADSs.

Holders of our shares/units and our ADSs may not receive any dividends or interest on shareholders’ equity.

According to our by-laws, we must generally pay our shareholders at least 25% of our annual net income as dividends or interest on shareholders’ equity, as calculated and adjusted under the Brazilian corporation law method, which may differ significantly from our net income as calculated under IFRS.  This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under the Brazilian corporation law method and may not be available to be paid as dividends or interest on shareholders’ equity.  Additionally, the Brazilian corporation law allows a publicly traded company like ours to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability.  See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Payment of Dividends and Interest Attributable to Shareholders’ Equity—Dividends”.

Judgments of Brazilian courts with respect to our units or ADSs will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the units or ADSs, we will not be required to discharge our obligations in a currency other than reais.  Under Brazilian exchange control limitations and according to Brazilian laws, an obligation in Brazil to pay amounts denominated in a currency other than reais  may be satisfied in Brazilian currency only at the exchange rate, as determined by the Central Bank or competent court, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date.  The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the units or ADSs.

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4.2. For each of the above risks, if relevant, comment on the expectations of issuer´s decreased or increased exposure.

Comments concerning risks mentioned in item 4.1 detail the impacts that the Company and its shareholders may suffer, in case of an increase or decrease of their exposure to risks. Therefore, reading item 4.1 is recommended.

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4.3. Describe the legal, administrative or arbitration proceedings to which issuer or its subsidiaries are party and indicate the labor, tax, civil lawsuits and others: (i) which are not subject to secrecy, and (ii) that are relevant for the business of issuer and its subsidiaries, naming:

a. Court

b. Level

c. Filing Date

d. Parties to the lawsuit

e. Amounts, goods or rights involved

f. Main facts

g. If the risk of loss is:

     i. probable

     ii. possible

     iii. remote

h. Analysis of the impact caused by the lawsuit in case of loss

i. provisioned amount, if any

We are party to lawsuits and administrative proceedings regarding several administrative, regulatory and legal matters resulting from the normal course of our business. The main categories of lawsuits and administrative proceedings to which we are subject include:

-  administrative and legal actions relating to taxes;

- compensation actions for damages relating to consumer rights, especially in relation to credit cards, banking accounts, collections and loans;

- actions involving the dispute of contractual clauses of existing agreements;

- class actions involving agreements and settlement of debts of the Public Sector;

- actions brought by employees, former employees and unions relating to alleged labor rights violations; and

- civil actions, including from depositors, relating to the alleged effects of the implementation of various government economic plans (seeking differences for monetary adjustments on remuneration of several deposits, such as saving accounts and judicial deposits),  to consumer law (i.e., breach of contract and foreign currency indexation, including administrative proceedings) and to the privatization of Banespa;

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On December 31, 2010, Santander was party to 280,446 lawsuits, of which 9,308 were tax-related administrative and legal proceedings, 45,406 were labor claims and 225,732 were civil actions.

On December 31, 2010, Santander was party to 986 administrative labor proceedings, of which 9,308 were tax-related administrative and legal proceedings and 2,099 were regulatory administrative proceedings.

We do not record provisions when the chances of loss are remote. Whenever there is a probable risk of loss we generally seek to make settlements. In cases of litigation, we record a provision for our estimate of the probable loss based on historical data for similar claims. We record provisions (i) based on the analysis and legal opinion of internal and external legal advisors or (ii) by considering the historical average amount of loss of such category of lawsuits. Due to the established provisions and the legal opinions provided, we believe that any liabilities related to these lawsuits or proceedings will not have a material adverse effect on our financial condition or results of operations. As of December 31, 2010, our probable and possible contingent liabilities (tax, labor and civil) totaled approximately R$ 22.3 billion, of which our contingent legal liabilities with probable risk of loss and legal obligations amounted to R$12.6 billion.

We considered as relevant for the purposes of this form, the administrative actions/proceedings with contintencies over R$ 1 billion Reais, representing 1.5% of the net equity of Santander Brasil,   with possible or probable evaluation of risk.

  Tax Contingencies

We are party to administrative and judicial proceedings relating to tax matters. On December 31, 2010, the total value of proceedings relating to tax matters and legal obligations classified as probable and possible losses was approximately R$ 16.2 billion. Of this total, were provisioned the probable tax contingencies and legal obligations in the amount of approximately R$ 8.2 billion, according to our policies. Our policy is not to provision for probability of loss possible and remote. In November 2009, we and our controlled entities entered the installment and cash payment program of tax and social security debts established by Law no. 11.941/09.  Overall, this program allows the taxpayer to pay all tax debts administered by the Internal Revenue Service of Brazil and the Attorney General of the National Treasury and taxes due until November 30, 2008 (whether constituted or not, entered in the record of federal taxes due or not, as well as debts to be enforced in a tax credit enforcement already in progress), in a lump sum or in several installment up to 180 months. The main actions included in this program are:

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i.             deduction of social contribution on net income tax from income tax, in which the entities defended the deduction of social contribution in the calculation of Income Tax;

ii.            Income tax concurrency, in which ABN Leasing intended to reconcile the purpose of Income Tax the depreciation expense in the same period of recognition of revenue from leasing consideration; and

iii.          CSSL - Isonomy of rates at which financial institutions of the conglomerate wanted to oust the application of increased social contribution rate (18% and 30%) compared to non-financial companies (8% and 10%). For the latter case, adherence to procedures was partial, for reasons inherent in the proceedings.

We and our subsidiaries also entered the installment payment plan of tax and social security debts, which may be settled at a later date after the formal consolidation of debts, to be held by the Internal Revenue Service of Brazil, under the rules of the program. Thus, no accounting effect was recognized in the case of this kind of installment plan since it was not possible to identify and quantify the proceedings to be included in the program and its accounting effects.

The main legal and administrative proceedings related to tax and social security obligations that remain after the implementation of Law no. 11.941/09 are:

PIS/COFINS. We filed judicial measures in order to avoid the application of Art. 3, § 1, of Law No. 9718/98, which changed the calculation basis of PIS and COFINS to be charged on all the income of corporations. Prior to that law, already rejected in several recent decisions of the Supreme Court in relation to non-financial corporations, only the sales of goods of legal entities were taxed.

Social Contribution:

                •              Isonomy of rates. We filed actions challenging the application of increased CSLL rate of 18.0% for financial institutions applicable until 1998, compared with CSLL rate of 8.0% for non-financial institutions based on constitutional principle of isonomic tax treatment.

                •              Tax rate increase. We filed for an injunction order to avoid the increase in social contribution rate increase imposed by the Provisional Measure 413/08, converted into Law No. 11.727/08. Financial institutions were subject to the rate of 9% for social contribution, however, new legislation established a rate of 15% from April 2008. The lawsuits are still pending trial.

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                •              Allegation of the Revenue Service. We questioned the tax assessment of IRS alleging irregularities in certain social contribution payments, given that a final judgment was rendered in our favor canceling the payment of social contribution in accordance with Law no. 7.689/88 and Law No. 7.787/89. Two of our subsidiaries are involved in different actions related to this matter; and

                •              Noncompliance of the Amnesty Law. The Federal Government has demanded payment of social contribution of certain entities, including us, alleging that those entities would not have met the prerequisites established in the amnesty law No. 9.779/99. The administrative and judicial proceedings are awaiting trial.

Provision for doubtful accounts. Collection of income tax and social security on the Provision for Doubtful Accounts resulting from the deduction, considered inappropriate by the Treasury, in the calendar year 1995 on the grounds that the existing tax criteria were not observed.

CPMF in Customer Transactions. In May 2003, the IRS drew up an assessment notice against Santander DTVM and another assessment notice against our predecessor, Banco Santander Brasil S.A. The subject matter of the case was the recovery of tax credit on the CPMF tax on transactions made by Santander DTVM managing the funds of their clients and clearing services provided by Santander Brazil to Santander DTVM, according to an agreement between the two companies during the years 2000 and 2001 and the first two months of 2002. We believe that the tax treatment adopted was appropriate. The former Taxpayers Council, current Administrative Council of Tax Appeals (CARF), annulled the assessment notice of DTVM Santander and upheld the one of Santander Brazil. A special appeal was filed in the Superior Chamber of Tax Appeals.

Income Tax and Social Contribution on Reimbursements Deriving from Contractual Guarantees. In December 2007, the IRS drew up an assessment notice against us. The purpose of the assessment is the collection of tax credit on income tax and social contribution, base year 2002, on amounts compensated by our former parent, due to payments made by us, but which belonged to that company, whose management actions gave rise the obligation then paid off. The tax authority considered that the amount deposited in our favor corresponds to "taxable income" and not refunds. Administrative Challenge was filed and lower court decision was unfavorable. Trial of voluntary appeal is awaited at the the Taxpayers Council.

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Taxes on services for financial institutions. Some municipalities require the payment of Tax on Services (ISS) on revenues arising from transactions that are not usually classified as services. In such cases, we file administrative and judicial measures against the payment of the ISS.

Contribution to social security. We are involved in administrative and judicial proceedings that relate to discussions of the various companies of the conglomerate in judicial and administrative proceedings aimed at the collection of social security contributions and education salary on funds that we believe do compose wages.

The relevant tax proceedings are the following:

(Amounts in R$ millions)

EMPLOYEE PROFIT PARTICIPATION PROGRAM (PIS)/CONTRIBUTION FOR SOCIAL SECURITY FINANCING (COFINS)

Case No.	MS 2005.71.00.019507-0
a) Court	2nd Federal Court of Porto Alegre
b) Level	3rd level – Federal Supreme Court
c) Filing Date	June 8, 2005
d) Parties to the lawsuit	Banco Santander Meridional (Currently Santander Brasil) v. Federal Government
e) amounts, goods or rights involved	R$2,909.0
f) main facts

PIS/ COFINS - Law 9718/98 – We filed a legal action seeking to invalidate article 3, paragraph 1 of Law 9718/1998 which changed the tax basis for PIS and COFINS taxes, for them to levy on all revenues of legal entities, and to be reimbursed of the amounts paid in excess up to August 2006. Prior to such provision, which has been overruled by innumerous recent Federal Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

Status: Judgment for Defendant. The decision of the Appellate Court granted the Appeal. The Appeal to the Federal Supreme Court by the Federal Government is pending judgment.

g) Risk of loss	Possible
h) impact in case of loss	R$2,938.7
i) provisioned amount	R$2,899.1

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Case No.	MS 2006.61.00.021780-6
a) Court	25th Federal Court of São Paulo
b) Level	Appellate– Regional Federal Appellate Court of the 3rd Region
c) Filing Date	October 3, 2006
d) Parties to the lawsuit	Banco Real X Federal Government
e) amounts, goods or rights involved	R$1,611.0
f) main facts

PIS/ COFINS - Law 9718/98 – We filed a legal action seeking to invalidate the provision of article 3, paragraph 1 of Law 9718/98 which changed the tax basis for PIS and COFINS taxes for them to levy on all revenues of legal entities. Prior to such provision, which has been overruled by innumerous recent Federal Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

Status: Judgment for Plaintiff. The decision of the Appellate Court determined PIS and COFINS to be levied on revenues resulting from the main business. The Special Appeal and Appeal to the Federal Supreme Court are pending admissibility.

g) Risk of loss	Possible
h) impact in case of loss	R$1,611.0
i) provisioned amount	R$1,564.3

CPMF

Case No.	16327.001945/2003-57 (Santander DTVM) and 16327.002009/2003-63 (Santander Brazil)
a) Court	Administrative
b) Level	Administrative Coucil of Tax Appeals - CARF
c) Filing Date	May 19, 2003 (Santander DTVM) and May 29, 2003 (Santander Brazil)
d) Parties to the Lawsuit	Federal Government v. Santander Brazil and Santander DTVM
e) Amounts, assets or rights involved	R$ 1,074.7
f) Main facts

CPMF. In may 2003, the Internal Revenue Service issued a tax assessment notice against Santander DTVM and another against the predecessorm Banco Santander Brasil S.A. The subject matter of the assessments was the collection of tax credit relating to CPMF on transactions made by Santander DTVM in the management of resources of its customers and clearance services provided by Santander Brazil to Santander DTVM during the years 2000 and 2001 and the two first months of 2002. We deemed the tax treatment adopted as adequate.

Status: The tax appeals chamberm voided the Assessment Notice and Imposition of Fine against Santander DTVM. Special Appeal was filed by the Federal Government.

The Tax Assessment Notice and Imposition of Fine of Banco Santander Brasil S.A. was upheld. Awaiting the judgment of the Interlocutory appeal against a court order that denied the special appeal.

g) Risk of loss	Possible (good chances of success)
h) Impact in case of loss	R$ 3.9 (provision for attorney’s fees due in case of success)
i) Provisioned amount	R$ 3.9 (provision for attorney’s fees due in case of success)

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2. Labor Liabilities

Like many other Brazilian financial institutions we are party to lawsuits filed by unions or to labor claims filed by employees that, in general, claim for compensation for overtime, salary loss and other labor rights, including lawsuits referring to claims of retirees of retirement benefits. We believe that we have made adequate reserves related to such potential liabilities. In addition, we are also defendants to labor claims filed by employees of third parties who provided or still provide services for us. The Brazilian Courts understand that whenever a third party providing services fails to pay its employees, the employee is entitled to demand payment directly from the company provided with those services. On December 31, 2010, our liabilities relating to possible and probable labor claims reached R$ 4.1 billion and we provisioned R$ 2.8 billion for labor claims corresponding to probable losses. There are no relevant tax proceedings in accordance with the criterion adopted.

2.         Civil Actions

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We are party to civil actions for damages and other civil proceedings. Such disputes normally fall under the following typical categories for Brazilian banks: (1) actions claiming for the review of contractual terms and conditions or claims for monetary adjustment, including alleged effects of the implementations of several economic plans of the government, (2) actions arising out of financing agreements, (3) execution actions; and (4) actions for damages. On December 31, 2010, our liabilities relating to probable and possible civil actions reached R$ 2.0 billion, of which we had provisioned R$ 1.6 billion for estimates of probable losses, also including the disputes described below. The provision for civil actions deemed to be common and similar in nature, are registered based on previous payments and on the analysis of favorable outcomes of the legal advisor. Provisions for other lawsuits are individually determined according to the analysis of each case.

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4.4. Describe the legal, administrative or arbitration proceedings which are not subject to secrecy, and to which issuer or its subsidiaries are party and the counterpart of which are managers or former managers, controlling companies or former controlling companies or investors of issuer and its subsidiaries, indicating:

a. Court

b. Level

c. Filing Date

d. Parties to the lawsuit

e. Amounts, goods or rights involved

f. Main facts

g. If the risk of loss is:

     i. probable

     ii. possible

     iii. remote

h. Analysis of the impact caused by the lawsuit in case of loss

i. provisioned amount, if any

Santander Brasil is not a party to any legal, administrative or arbitration proceedings, the adverse parties of which are managers or former managers, controlling companies or former controlling companies or investors Santander Brasil.

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4.5. Regarding the relevant secret proceedings to which issuer and its subsidiaries are party and which had not been disclosed in items 4.3 and 4.4 above, please show an analysis of the impact caused by a lawsuit in case of loss and inform the amounts involved

Not applicable, since Santander Brasil is not a party to relevant secret proceedings.

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4.6.  Describe the repetitive or related legal, administrative or arbitration proceedings based on similar fact and legal grounds, which are not subject to secrecy and are relevant in the aggregate, and to which issuer and its subsidiaries are party, designating the labor, tax, civil actions and others, and indicating:

a. the amounts involved

b. provisioned amount, if any

c. the acts of issuer or its subsidiary which caused such liability

Like many other Brazilian financial institutions we are party to lawsuits filed by unions or to labor claims filed by employees that, in general, claim for compensation for overtime, salary loss and other labor rights, including lawsuits referring to claims of retirees of retirement benefits. We believe to have already paid or provisioned amounts for all potential liabilities. On December 31, 2010, we had provisioned R$ 2.8 billion for labor claims corresponding to probable losses. We are party to civil actions for damages and other civil proceedings. Such disputes normally fall under the following typical categories for Brazilian banks: (i) actions claiming for the review of contractual terms and conditions or claims for monetary adjustment, (ii) actions arising out of financing agreements, (iii) execution actions; and (iv) actions for damages. On December 31, 2010, we had provisioned R$ 1.6 billion for estimates of probable losses, also including the disputes described below. The provision for civil actions deemed to be common and similar in nature, are registered based on previous payments and on the analysis of favorable outcomes of the legal advisor. Provisions for other lawsuits are individually determined according to the analysis of each case.

Just like most of the Brazilian financial institutions, we are part to lawsuits filed against Santander Brasil by savers, investors and depositors claiming the collection of inflation-adjustment losses resulting from the government economic plans created at late 1980’s and early 1990’s, for the purpose of restraining inflation existing in the period (Bresser, Summer, Collor I and II Plans). The actions are filed for the purpose of being paid of the difference of the index paid by Banks on savings accounts, deposit accounts or in other investments (such as Bank Deposit Certificates – CDB), in compliance with the provisions guiding those plans, and the indexes the plaintiffs understand to be correct.

In general, court judgments have ruled against the banks, holding them liable for the payment of the differences relating to the Bresser, Summer and Collor II Plans. Regarding the Collor I Plan, the banks are deemed as lawful parties, being held liable for the differences on the remaining balance of the amounts transferred to the Central Bank, and only held liable for the differences

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Central Bank, and only held liable for the differences relating to the amounts not transferred and held with the financial institution in the months of May and June of 1990 (amounts under Cr$50,000.00). However, such understanding is not final, being subject to changes, especially regarding decisions that may be rendered by the Federal Supreme Court in Appeals to the Federal Supreme Court pending judgment or in the Action of Violation of Fundamental Rules No. 165, filed by the National Confederation of the Financial System – CONSIF, which is also pending judgment.

On December 31, 2010, the number of active actions relating to economic plans was 88,383, with liabilities estimated in R$ 0.7 billion, of which R$0.7 billion were provisioned.

In addition, we are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate amounts, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery, we cannot state with confidence what any outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate reserves for these various claims and legal proceedings and believe that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on our business, financial condition, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us; as a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

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4.7. Describe other relevant liabilities not comprised by the previous items

In December 2008, the Federal Revenue Service issued a tax notice against the Bank in the total amount of R$ 3,9 billions, requiring supposed debits referring to IRPJ and CSL, for the base years 2002 to 2004, since the Federal Revenue Service understood that the Bank  did not comply with legal conditions to deduct the charges of goodwill amortization that should have been paid when Banespa was acquired. In June 2010, the Federal Revenue Service issued two other tax notices in the total amount of R$1.419,9 millions, based on that same original concept, referring to IRPJ and CSL for the base years 2005 to 2007. The administrative processes await court decision. Based on the legal opinion of our external legal advisors, we believe that the position of Federal Revenue Service is not correct, and that the defense is well-grounded and the risk of loss is remote. For this reason, we did not record any provision for these cases, considering that the  issue should not have any impact on our financial statements.

In December 2010, the Federal Revenue Service issued a tax notice against Santander Seguros (merged by ABN AMRO Brasil Dois Participações S.A.) in the total amount of R$ 197 millions, requiring supposed debits referring to IRPJ and CSL, for the base year 2005, claiming that the capital gain with the sale of Real Seguros shares by the Grupo ABN to Tokio Marine was charged a lower rate, 15% instead of 34%. We believe, based on the legal opinion of our external legal advisors, that the position of Federal Revenue Service is not correct, and that the defense is well-grounded and the risk of loss is remote.

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4.8. Regarding the rules of the country of origin of the foreign issuer and the rules of the country having custody of the securities of the foreign issuer, if different from the country of origin, please identify:

a. restrictions imposed for exercising political and economic rights

b. restriction for issuing and transferring securities

c. events of cancelling of registrations

d. other matters of interest to the investors

Not applicable, since Santander Brasil is not a foreign issuer.

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5. Market risks

5.1. Please describe, both on a quantitative and qualitative basis, the main market risks issuer is exposed to, including in relation to exchange risks and interest rates.

General Aspects

We are exposed to market risk, mainly resulting from the following activities:

· Negotiation of financial instruments, which involves interest rate, exchange rate, share price and volatility risks.

· Retail bank activities, which involve interest rate risk, since the changes in the interest rates affect the income and expenses with interests as well as client behavior.

· Investments in assets (including subsidiaries), the returns or accounts of which are denominated in currencies other than the Real, which involve exchange rate risk.

· Investments in subsidiaries and other companies, which subject us to share price risk.

· All activities, of negotiation or not, involving liquidity risk.

The Primary Market Risks and their origins

The market risks to which we are exposed are the interest rate, the exchange rate, the share price, the volatility and the liquidity risks. We are exposed to interest rate risk whenever there is a discrepancy between assets and liabilities that are sensitive to interest rates, except for the hedge we may eventually have implemented using interest rate swaps or other derivatives instruments not stated in the balance sheet. The interest rate risk originates both from our activities maintained for negotiation as well as from other activities.

We are exposed to the exchange rate risk due to discrepancies between assets and liabilities and items not stated in the balance sheet denominated in foreign currency, both as a function of negotiations and in the regular course of businesses. We keep open exchange positions, not intended for negotiation, by reason of our investments in subsidiaries abroad (such as our branch office in Cayman) and affiliates, and their cost. Our main exchange exposure not maintained for negotiation is the Dollar, which, as determined by our policies, is hedged in Reais, within the defined limits.

We are exposed to the share price risk, by reason of our investments in shares, maintained for negotiation or not.

We are also exposed to liquidity risk. The depth of the market is the main factor of our portfolio maintained for negotiation, although our policy is to negotiate assets with more liquidity. Our liquidity risk also originates from activities not maintained for negotiation, due to the discrepancy between the maturity dates of assets and liabilities, especially in the retail banking activity.

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5.2. Describe the market risks management policy adopted by issuer, its purposes, strategies and instruments, indicating:

a. risks in relation to which protection is searched for

The market risks to which we are exposed are the interest rate, the exchange rate, the share price, the volatility and the liquidity risks.

b. hedge strategy

We use derivatives both in activities maintained for negotiation and in those not maintained for negotiation. The derivatives maintained for negotiation are used to eliminate, reduce or modify the risk of the portfolios maintained for negotiation (interest rate, exchange rate, share price risks), as well as to provide financial services to clients. Our main counterparties (in addition to clients) in such activities are financial institutions and the BM&FBOVESPA.

We use derivatives also in activities not maintained for negotiation, in the management of the exchange rate and interest rate risks resulting from the assets and liabilities management activities. In the activities not maintained for negotiation, we use non-optional derivatives of interest and exchange rates.

c. hedge instruments

Among our main derivatives instruments are swaps  of interest rates, interest rates futures, term exchange contracts, futures exchange, exchange options, cross currency swaps, share rates futures and share options.

We generally hedge the interest rate risk originating from market formation, buying or selling high liquidity capital securities, such as Federal Government securities, or futures contracts listed with the BM&FBOVESPA.

We manage the exchange rate risk through transactions at sight in the global exchange interbank market, as well as through term exchange contracts, cross currency swaps, exchange futures at the BM&FBOVESPA and exchange options.

We hedge the share price risk, buying or selling specific underlying shares at the organized markets where they are negotiated, or futures contracts of specific shares listed in organized markets, such as the BM&FBOVESPA.

We hedge the volatility risk resulting from market formation through options and options-related products, buying and selling options contracts listed in organized markets, such as BM&FBOVESPA, or contracting transactions of reversion of the risk in the interbank over-the-counter market. We use the Value at Risk, or the VaR model to measure our market risk associated with the totality of our activities maintained for negotiation.

Free English Translation

We do not have credit derivatives in Brazil, since there is no market for such category of derivatives in the Country.

d. parameters used to manage such risks

The market risk is disciplined and controlled through certain policies, defined in our market and liquidity risks management policies manual (described ahead), and through structures that define specific limits to our exposure to market risks, which are based on global limits defined for the entire Santander Spain Group.

The market and liquidity risks management policies manual is a compilation of policies that describe the control structure adopted by the Santander Brazil Group to identify, measure and manage the exposures to market risks inherent to our activities in the financial markets.

The main purpose of the manual is to determine the level of risk our Board of Directors deems to be acceptable and to describe and report all policies and controls of risks adopted by our Board of Directors.

Market Risk Management Procedures

All functions performed by risks management are documented and disciplined through several procedures, including the measurement, control and report functions. Compliance with such internal rules is audited by internal and external auditors, with the purpose of assuring compliance with our market risks policies.

Market Risks Limits Structure

The market risks limits structure represents Board of Directors’ accepted level of exposure to risk, and is determined by our global policies of market risk management, which encompass all our business units, the purpose of which being:

· To identify and define the main kinds of risks incurred, consistently with our business strategy.

· To quantify and report to our business segments the adequate risk levels and profiles, in compliance with the assessment of risks by the senior management, with the purpose of preventing our business segments from taking undesired risks.

· To provide flexibility to our businesses segments in the timely and efficient definition of risks positions that are sensitive to changes in the market and in our business strategies, always within acceptable risk levels to the Santander Brazil Group.

· Allow persons and teams originating new businesses to take risks in a prudent way, so as to favor the obtainment of results within the budget.

· Define investment alternatives, limiting equity reduction.

· Define the range of underlying products and assets where each treasury unit may operate, taking into account our risks assessment models and systems and our liquidity tools. That helps restrict the market risk in managing business and in the defined risk strategy.

The global market risk management policies define our risk limits structure, whereas the risks committee reviews and approves such policies. Managers of the business unit manage their activities within such limits. The risk limit structure covers both our portfolio maintained for negotiation and our portfolio not maintained for negotiation and includes limits to instruments of fixed income, shares, exchange and other derivatives instruments.

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The limits deemed to be global are related to the business level units. To date, system restrictions do not allow for the intraday limits. Our business units shall continuously observe the approved limits. Possible excesses require a series of measures performed by the global unit of market risks functions, including: (1) implementation of suggestions and controls of risk reduction, in view of the rupture of “alarming” limits; and (2) adopting executive measures, requiring that risks takers close positions to reduce risk levels.

Statistic Tools to Calculate and Manage Market Risk

VaR Model. We use, on a local basis, several mathematic and statistic models, including the VaR models, historic simulations and stress tests to measure, monitor, report and manage the market risk. Such figures, determined on a local level, are also useful to global activities, such as assessments of return on risk adjusted capital, or (RORAC), and to the division of economic capital among several activities, for purposes of assessment of return on risk adjusted capital of the same.

The VaR, as we calculate it, is an estimate of the estimated maximum loss of the market value of a certain portfolio, in the period of one day, with a reliance interval of 99%. It is an estimate of the maximum loss, in one day, that we would suffer in a certain portfolio, during 99% of the time, with due regard for certain premises and limitations discussed ahead. On the other part, it is an estimate of loss we would expect to overcome during only 1% of the time, or approximately three days a year. The VaR provides an estimate of the market risk that is unique and comparable between one market risk and another.

Our standard methodology is based on historic simulation (520 days). In order to reflect the recent volatility of the market in the model, our VaR value is the maximum between 1% and the weighted percentage of 1% of the simulated distribution of income and damages. Such distribution of damages is calculated through the application of an exponential decline factor, which attributes less weight to the remarks, as they are more distant in time.

We use the VaR estimates to warn the senior management whenever the statistically estimated losses in our portfolios exceed prudent levels. The limits to the VaR are used to control exposure in each of the portfolios.

Premises and limitations. Our VaR methodology shall be interpreted in the light of the following limitations: (1) the time period of one day may not fully reflect the market risk of the positions that cannot be liquidated or hedged within a day; and (2) we currently determine the VaR at the time of closing of the businesses, and the positions maintained for negotiation may significantly change during the negotiation day.

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Analysis of scenarios and gauging measures. Due to such limitations of the VaR methodology, in addition to historic simulation, we use stress tests to analyze the impact of extreme market oscillations and to adopt policies and procedures in the attempt of protecting our capital and our operational results against such contingencies. In order to gauge our VaR model, we use back testing, which is a comparative analysis between the VaR estimates and the daily net result (theoretical result generated, adopting the premise of the daily variation of the portfolio marked to market, and considering only the oscillation of market variables). The purpose of such tests is to verify and measure the accuracy of the models used to calculate the VaR.

Balance Sheet Management

Interest rate risk. We analyze the sensitivity of the net profit margin and of the market value of the shares, to alterations of interest rates. Such sensitivity results from discrepancies between the maturity dates and the interest rates in the several accounts of assets and liabilities. In case of products without maturity dates expressed in the contract, certain re-pricing hypotheses or internal models are used, based on the economic environment (financial and commercial).

Based on the position of the interest rates registered in the balance sheet, as well as on the situation and market perspective, financial measures are defined to adjust the positioning to levels compatible with the policies of the Santander Brazil Group. Such measures vary between the taking of positions in markets and the definition of the interest rate characteristics of commercial products. The measures used to control the interest rate risk are the analysis of the difference between the interest rates, the sensitivity of the liquid interest margin, the sensitivity of the market equity value, the VaR of the balance sheet and the analysis of scenarios.

Lack of proportion between interest rates of assets and liabilities. The analysis of the discrepancy between interest rates refers to the lack of proportion or discrepancies between the changes in value of items of the assets, liabilities and those not stated in the balance sheet. The analysis of the discrepancy provides for a basic representation of the structure of the balance sheet and allow for the detection of the interest rate risk, pursuant to the concentration of the maturity dates. It is also a useful tool to estimate the impact of future oscillations of interest rates on the net interest margin or on equity.

All items of the balance sheet or those not stated in the balance sheet shall be subdivided pursuant to their flows and analyzed in terms of re-pricing and maturity dates. In the case of items without a contractual maturity date, an internal model of analysis is adopted, and the estimates of term and sensitivity are made.

Sensitivity of the net interest rate. The sensitivity of the net interest rate measures the alteration, in the short and medium terms, of the gains expected throughout 12 months, in response to a change in the income curve. A simulation of the net profit margin is calculated, both for a scenario of change in the income curve and for the current scenario and the sensitivity is the difference between the two margins calculated.

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Market value of the equity sensitivity. The sensitivity of the net equity measures the risk of interest implicit in the net equity throughout the whole time of the operation, based on the effect of an alteration of the interest rates over the current values of financial assets and liabilities. It is an additional measure related to the sensitivity of the net profit margin.

Value at risk. The VaR of the activities registered in the balance sheet, and of the investment portfolios, is calculated through the same standard used to simulate the activities maintained for negotiation, that is, a historic simulation, with a reliance interval of 99% and time period of one day.

Analysis of the stress test scenarios. We tested the performance of the interest rates in three scenarios: six standard deviations upwards, six standard deviations downwards of the risk factors and an abrupt scenario, in which risk factors suffer an increase of 50% upwards and downwards the current levels. These scenarios are applied to the balance sheet, obtaining the impact on the net equity, as well as projections of net income from interests, for the respective fiscal year.

Liquidity Risk. The liquidity risk is associated with our capacity to finance our commitments at reasonable market prices, as well as to perform our business plans with stable financing sources. We permanently monitor maximum discrepancy profiles. The measures used to control liquidity are the liquidity discrepancy, liquidity index, stress scenarios and contingency plans.

Liquidity Discrepancy. The liquidity discrepancy provides information on income and outgoing cash flows per contract and expected, during a certain period of time, for each of the currencies we operate with. The discrepancy measures the liquid demand or surplus of resources on a specific date and reflects the liquidity level maintained under normal market conditions.

Liquidity Index. The liquidity index compares the net assets available for sale (after the application of pertaining discounts and adjustments) to the total liability to be liquidated, including contingencies. This index shows, for the currencies that may not be included in the restatement, the immediate level of answer of the company to firm commitments.

The lack of accrued liquidity is defined as the accrued discrepancy in 30 days, obtained from the discrepancy and modified liquidity. The contractual liquidity modified discrepancy is calculated on basis of the discrepant contractual liquidity and of the positioning of the assets or repurchase commitments upon liquidation, rather than upon maturity.

Scenarios analysis /contingency plan. Our liquidity management focus on preventing crises. Liquidity crises and their immediate causes may not always be foreseen. That is why our contingency plan concentrates on creating models for possible crises, analyzing several scenarios and identifying types of crises, internal and external communications and individual responsibilities.

The contingency plan encompasses the activity of the local units and of the head office of Santander Spain, in Madrid. Each of the local units shall prepare a defrayal plan for

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contingencies, indicating the amount it would potentially demand from the head office of Santander Spain in case of crisis. Each of the units shall inform its plan to the head office of Santander Spain at least every six months, so that it may be reviewed and updated. These plans, though, shall be updated more frequently, if such measure is considered to be prudent by reason of the market circumstances.

e. if the issuer operates financial instruments with purposes other than equity hedging and which are such purposes

As described above, in addition to the derivatives maintained for negotiation being used to eliminate, reduce or modify the risk of the portfolios maintained for negotiation (interest rate, exchange rate and share price risks), they are also used for the rendering of financial services to clients.

f. organizational control structure for risk management

Our management, through the Risk Committee, is responsible for defining our policies, procedures and limits referring to market risks, including the businesses we shall contract and maintain. Along with local and global committees of assets and liabilities, each market risk unit calculates and monitors our market risks and liquidity, and submits the amounts ascertained for use in the management of such risks to the assets and liabilities committee.

g. adequacy of the operational structure and internal controls to verify the effectiveness of the policy adopted

All functions performed by the management of risks are documented and disciplined by several procedures, including the functions of measurement, control and report. Compliance with such internal rules is audited by internal and external auditors, with the purpose of ensuring compliance with our market risk policies.

5.3. Please inform if, in relation to the previous fiscal year, there were significant changes in the main market risks the issuer is exposed to, or in the adopted risk management policy.

In relation to the previous fiscal year, there were no significant changes in the main market risks to which Santander Brazil is exposed.

5.4. Provide other information issuer deems relevant.

Quantitative Analysis

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Negotiation Activities

Quantitative analysis of the daily VaR in 2010. The graphic below shows our performance in relation to risk, referring to the activities maintained for negotiation in the financial markets of 2010, measured by the daily VaR.

In 2010, the VaR oscillated from R$ 6 million to R$ 64 million. The oscillation in the graphic above basically occurred by reason of the changes of position in the negotiation activity throughout the year.

As seen in the history flowchart below, the VaR was between R$ 15 million and R$ 35 million in 68% of the days of 2010.

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Risk Histogram – VaR (in Millions of Reais)

Risk per factor.  The minimum, maximum and average risk amounts, as well as the amounts at the closing of the fiscal year of 2010, in terms of VaR, were as follows:

	Mínimo	Médio	Máximo	Final
	(em R$ milhões)
Total mantido para negociação
Total do VaR	6.79	27.19	63.88	20.60
Efeito de diversificação	2.04	(17.79)	(79.77)	(21.62)
VaR de renda fixa	2.86	21.76	49.42	20.18
VaR de ações	0.50	8.80	28.77	7.63
VaR de câmbio	1.39	14.41	65.46	14.41

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The average VaR in 2010 was R$ 27,2 million, lower than 2009, mainly due to a reduction of positions during the 2nd semester of 2010, justified by market uncertainties. The average VaR of  the three main factors – interest rates, share prices and exchange rates –were R$ 21,8 million, R$ 8,8 million and R$ 14,4 million, respectively, with an average negative diversification effect of R$ 17,8 million. The diagram below shows the evolution of the VaR of the risk groups interest rates (IR), exchange rates (FX) and share prices.

Million BRL

Risk Statistics in 2010

Management of structured derivatives risks. Our structured derivatives activity (non-organized markets) is mainly focused on the structuring of investment and on the hedge of products for clients. These transactions include such options as: currency exchange, shares, currencies, fixed income instruments and mainly market formation activities.

Analysis of scenarios. Several stress test scenarios were analyzed during 2010. A scenario of correlation disruption generated the results submitted below.

Worst Case Scenario

The table below shows, on December 31, 2010, the daily maximum losses for each risk factor (fixed income, shares and currencies), in a scenario that considers historic volatilities and the variation of market factors =  +/-3 and +/-6 standard daily deviations. From the set of scenarios per risk factor, a chart of results of the stress test is obtained, where the greater loss per risk

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factor is identified. The sum of the greater losses of each factor generates the worst result, considering the disruption in the correlation among the factors.

Worst Case Stress Test

In million R$	Fixed Income	Shares	Exchange Rate	Total
Total maintained for negotiation	(19,2)	(23,0)	(22,3)	(64,5)

The stress test shows that, if this scenario would become a reality in the market, the economic damage suffered by the group in the result marked to market would be R$ 64.5 million.

Balance Sheet Management

Santander Brazil relies on the Financial Management area, which is responsible for managing financial risks of the structural balance sheet to maximize the bank’s value, through the management of structural risks of interest rates, liquidity and exchange rates. Furthermore, it is responsible for the capital management of the organization.

The purpose of the financial management is to take the more stable and recurring net interest income of our activities, keeping adequate levels of liquidity and solvency.

The Financial Management area manages the structural interest rate risk derived from the differences between the maturity dates of financial assets and liabilities and different currencies/indexers we operate with. For each currency, the measured risk is the non-matching of the volume of assets and liabilities, the sensitivity of the net interest income and the sensitivity of the economic value.

Adequate liquidity levels are assessed, through metrics, controls, situation of the businesses, markets and the structural movements of the balance sheet.

The Global Financial Management area manages the structural risk in a centralized manner, which allows for the use of homogeneous methodologies, adapted to each of the local markets. There is a local team of Santander Brazil that manages the balance sheet risks in the same manner, in coordination with the Global Financial Management area. Assets and liabilities committees of each Country and, as needed, the markets committees of our parent company are responsible for the decision-making regarding risk management.

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Quantitative Analysis of the interest rate risk in 2010

Sensitivities

In the closing of 2010, the sensitivity of the net interest margin in the time period of a year to a parallel increase of 100 base points was concentrated in the income curve in local currency of R$255 million.

Additionally, in the same period, the sensitivity of the net equity to parallel increases of 100 base points in the income curve was of R$1,249 million in local currency.

Structural Discrepancies

The table below shows the intervals between managerial pricing dates of our assets and liabilities, on December 31, 2010.

									MMBRL
Gaps in Foreign Currency	Total	0-1 Month	1-3 Months	3-6 Months	6-12 months	1-3 years	3-5 years	> 5 years	No Sensible

Money Market	15.517	1.369	141	10	831	2.072	2.763	8.331	0
Loans	20.061	2.032	2.420	7.557	5.816	1.419	470	131	216
Permanent	99	0	0	0	0	0	0	0	99
Others	19.335	19.153	0	0	0	0	0	0	182
Total Assets	55.013	22.554	2.561	7.568	6.647	3.490	3.234	8.462	497

Money Market	-18.866	-99	-404	-218	-1.337	-3.689	-4.540	-8.579	0
Deposites	-5.210	-634	-3.056	-1.478	-42	0	0	0	0
Equity and Other	-31.261	-20.652	-2.338	-4.063	-2.692	-832	-10	0	-673
Total Liabilities	-55.337	-21.385	-5.798	-5.759	-4.071	-4.521	-4.550	-8.579	-673

Off-Balance Gap	-8.185	-2.959	2.207	-494	-1.514	3.316	-787	875	-8.828

GAP	-8.509	-1.791	-1.030	1.315	1.062	2.285	-2.103	759	-9.004

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The interest rate risk of our balance sheet management portfolio, measured by the sensitivity of the equity value and of the net interest margin to a parallel elevation of 100 base points in the market rates oscillated little throughout the year, and reached the maximum value on December 31, 2010, when we started to adopt new strategies for 2011.

The table below shows our net profit margin and the sensitivity of the equity value during each month in 2010.

Interest rate risk profile on December 31, 2010

The tables showing discrepancies below present the managerial risk distribution per date of maturity and currency in Brazil, on December 31, 2010 (in R$ million).

Gaps in Local Currency	Total	0-1 Month	1-3 Months	3-6 Months	6-12 months	1-3 years	3-5 years	> 5 years	No Sensible

Money Market	124.967	50.765	7.136	6.151	4.524	38.997	4.597	2.929	9.869
Loans	128.294	27.978	15.938	13.809	19.450	41.521	4.709	4.483	406
Permanent	29.217	0	0	0	0	0	0	0	29.217
Others	63.309	6.938	0	0	0	0	0	0	56.372
Total Assets	345.788	85.680	23.073	19.960	23.974	80.519	9.307	7.412	95.864

Money Market	-108.677	-94.350	-389	-320	-752	-12.710	-17	-139	0
Deposites	-111.273	-61.482	-917	-226	-361	-47.431	-653	-203	0
Equity and Other	-125.514	-4.094	0	0	0	0	0	0	-121.420
Total Liabilities	-345.464	-159.925	-1.306	-547	-1.112	-60.141	-671	-342	-121.420

Off-Balance Gap	8.185	37.335	-5.734	-6.051	-11.795	-12.077	-899	-1.422	8.828

GAP	8.509	-36.911	16.033	13.362	11.067	8.301	7.737	5.648	-16.729

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Market Risk: Analysis of the Consolidated VaR

The table below shows our total daily VaR on December 31, 2009 and December 31, 2010, subdivided between the portfolio maintained for negotiation and the structural portfolio (not maintained for negotiation). The data of the VaR referring to the activities maintained for negotiation and not maintained for negotiation of Santander Brazil were added-up, thus disregarding the diversification effect.

	On December 31,
	2010				2009
	Minimum	Average	Maximum	End of period
	(in million R$)
Negotiation activities	6,79	27,19	63,88	20,60	20,90
Balance Sheet Management	287,03	391,71	455,81	308,88	396,56
Diversification Effect	—	—	—	—	—
Total	293,82	418,90	519,69	329,48	417,46

_____

Note: The VaR referring to the non-negotiation register was added to the negotiation VaR, disregarding the diversification effect.

The tables below show the estimates of our daily VaR referring to the risks of interest rate, exchange rate and share price.

Interest Rate Risk

	On December 31,
	2010				2009
	Minimum	Average	Maximum	End of period
	(in million R$)

Negotiation activities	2,86	21,76	49,42	20,18	18,70
Balance Sheet Management	287,03	391,71	455,81	308,88	396,56
Diversification Effect	—	—	—	—	—
Total	289,89	413,47	505,23	329,06	415,26

_________

Note: The VaR referring to the non-negotiation register was added to the negotiation VaR, disregarding the diversification effect.

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Exchange Rate Risk	On December 31,
	2010				2009
	Minimum	Average	Maximum	End of period
	(in million R$)

Negotiation activities	1,39	14,41	65,46	14,41	11,10
Balance Sheet Management	N. A.	N. A.	N. A.	N. A.	N. A.
Diversification Effect	—	—	—	—	—
Total	1,39	14,41	65,46	14,41	11,10

_________

Note: The VaR referring to the non-negotiation register was added to the negotiation VaR, disregarding the diversification effect.

Share Price Risk

	On December 31,
	2010				2009
	Minimum	Average	Maximum	End of period
	(in million R$)

Negotiation activities	0,50	8,80	28,77	7,63	3,80
Balance Sheet Management	N. A.	N. A.	N. A.	N. A.	N. A.
Diversification Effect	—	—	—	—	—
Total	0,50	8,80	28,77	7,63	3,80

_________

Note: The VaR referring to the non-negotiation register was added to the negotiation VaR, disregarding the diversification effect.

The table below shows the estimates of our daily VaR per activity.

	On December 31,
	2010				2009
	Minimum	Average	Maximum	End of period
	(in million R$)
Operations maintained for negotiation
Interest rate risk	2,86	21,76	49,42	20,18	18,7
Exchange rate risk	1,39	14,41	65,46	14,41	11,1
Shares	0,50	8,80	28,77	7,63	3,8
Total	6,79	27,19	63,88	20,60	20,9

Interest rate not maintained for negotiation
Interest rate	287,03	391,71	455,81	308,88	396,56

Exchange rate not maintained for negotiation
Exchange rate	N. A.	N. A.	N. A.	N. A.	N. A.
Shares not maintained for negotiation
Shares	N. A.	N. A.	N. A.	N. A.	N. A.
Total	293,82	418.90	519.69	329.48	417.46
Interest rate	289,89	413,47	505,23	329,06	415,26
Exchange rate	1,39	14,41	65,46	14,41	11,10
Shares	0,50	8,80	28,77	7,63	3,80

_________

Note: The VaR referring to the non-negotiation register was added to the negotiation VaR, disregarding the diversification effect.

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6. Santander Brasil history and background information

6.1/6.2/6.4 – Organization of the issuer, term of duration and date of registration with the Securities and Exchange Commission (CVM)

Date of Organization of Issuer: August 9, 1985

Form of Organization: Joint stock company

Country of Organization: Brazil

Term of Duration: Undetermined

Date of Registration with the CVM: March 2, 2007

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6.3 Brief history of Santander Brasil

Group Santander Brasil

Group Santander Spain expanded its presence throughout the world by means of acquisitions and by obtaining synergy from successful business integration processes.

In 1957, Group Santander Spain entered the Brazilian market through an operational agreement with Banco Intercontinental do Brasil S.A. In the 90’s, Group Santander Spain sought to establish a strong presence in Latin America, particularly in Brazil. Group Santander Spain followed this strategy by means of both organic growth and acquisitions.  In 1997, Group Santander Spain acquired Banco Geral do Comércio S.A., a medium sized retail bank, which subsequently changed its name to Banco Santander Brasil S.A. In the following year, Group Santander Brasil acquired Banco Noroeste S.A., in order to strengthen even more its position as a retail bank in Brasil. In 1999, Banco Noroeste was taken over by Banco Santander Brasil. In January 2000, Group Santander Brasil acquired Banco Meridional S.A. (including the subsidiary Banco Bozano, Simonsen S.A.), a bank engaged in retail and wholesale activities, mostly in southeast Brazil.

The Group Santander Brazil has consistently demonstrated its ability to execute significant acquisitions in Brazil, integrate the acquired companies into its existing business and improve the acquired companies’ operating performance.  This was the case, in particular, with the acquisition in November 2000 of Banespa, a bank owned by the State of São Paulo.  Through this acquisition, the Santander Group transformed itself into one of Brazil’s largest financial groups with strong retail and wholesale banking, with operations present in all Brazilian regions, strategically positioned in the South and Southeast.  Following the acquisition, the Santander Group implemented an information technology modernization at Banespa.  Within a year of the acquisition, Banespa’s efficiency ratio improved significantly.

Despite operating in Brazil under different legal entities, Santander Brasil has had centralized management and administrative functions in Brazil since 2000.  In 2006, Santander Brasil, following shareholder and Central Bank approval, consolidated its investments into one entity, Banco Santander Banespa S.A., which was later renamed Banco Santander (Brasil) S.A., thereby simplifying our corporate and tax structure, improving our operating efficiency and reducing administrative costs through the integration and upgrade of the different information technology platforms.  In 2007, the Group Santander Brasil implemented a brand unification program.

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Banco Real Acquisition

On November 1, 2007, RFS Holdings B.V., a consortium comprising Santander Spain, The Royal Bank of Scotland Group PLC, Fortis SA/NV and Fortis N.V. (“Fortis”), acquired 96.95% of the shares of ABN AMRO Holding N.V. (and together with ABN AMRO Bank N.V. “ABN AMRO”), the controlling shareholder of Banco Real.  On December 12, 2007, the Brazilian antitrust authorities (Conselho Administrativo de Defesa Econômica, or CADE) approved without conditions the acquisition of ABN AMRO’s Brazilian entities by the consortium.  In the first quarter of 2008, Fortis and Santander Spain reached an agreement whereby Santander Spain acquired the right to the Brazilian asset management activities of ABN AMRO, which Fortis had acquired as part of the consortium’s purchase of ABN AMRO.  On July 24, 2008, Santander Spain took indirect share control of Banco Real, which it then incorporated into the Santander Group to consolidate its investments in Brazil.  At shareholders meetings of each of Santander Brasil and Banco Real held on August 29, 2008, the acquisition by Santander Brasil of Banco Real’s share capital was approved through a share exchange transaction (incorporação de ações), and Banco Real became a wholly-owned subsidiary of Santander Brasil.  At the time of the share exchange transaction, Banco Real was the fourth largest private Brazilian bank in terms of assets.  As a result of the share exchange transaction, we became the third largest private bank in Brazil in terms of assets. On April 30, 2009, Banco Real was merged into Santander Brasil and Banco Real ceased to exist as a separate legal entity. The merger is still pending approval by the Central Bank.

Integration of Santander Brasil and Banco Real

We began integrating the operations of Banco Real into Santander Brasil shortly after the share exchange transaction was approved on August 29, 2008.  As part of this process, we established an “integration office”, responsible for coordinating our integration plans, providing support and planning.  Prior to initiating the integration process, we established certain key goals to structure and conduct the integration, including:

•         maintaining and improving customer service;

•         identifying operational strengths of each bank and maintaining and leveraging such strengths;

•         establishing a new business culture among our employees, focusing on our strengths;

•         retaining and developing trained and talented employees; and

•         achieving annual operating and financial targets.

One of our objectives in developing our integration plan was to identify the strengths of each bank in each of the areas identified above and to develop an overall strategic vision for the combined operations.  As part of this process, we conducted extensive reviews over a two-month

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period comparing, among other things, each bank’s operating model, brand awareness and human resources practices to identify and establish the best practices at each bank that would be used when integrating the operations of both banks.  In addition, in an effort to identify the best practices of each bank, approximately 900 individuals across the two banks, from technicians to systems operators, were involved in our “plans for project definition”, pursuant to which they identified and analyzed the differences across the two banks’ technology systems, products, operating processes and policies. Based on these efforts, we developed an “Integration Framework”, setting forth the requirements for a fully integrated bank operating under the Santander brand, with a consistent business model and credit and operational risk management.

Our Integration Framework encompasses four main initiatives:

•         Systems Plan: Identify the different functions of the information technology system of each bank and implement the transition to a single information technology platform, designing contingency plans and processes for information technology conversion.  Santander Brasil’s information technology platform was chosen as the base platform due to its robustness, flexibility and user-friendly interface.  The information technology platform was designed to utilize the best practices of both banks. In February 2011, we migrated the accounts and operations of 100% of Banco Real’s individual clients and the majority of its Retail SME clients, to the unified systems platform. In March 2011, we finished the migration process of all customers from Banco Real, which where the rest of the Retail SME clients and the large corporate clients (Wholesale). This was the last remaining step of the technological integration of Banco Real and Santander Brasil which has now been completed. Now, our branch network operates on a single platform, more agile and with a wide range of products and services to our customers.

•         Synergies: Identify methods to take advantage of cost synergies across the organization.

•         Change: Monitor and evaluate changes resulting from the integration.  Our change management team is focused on defining the necessary steps to take advantage of positive changes resulting from the integration and to minimize negative changes.  Such steps include, among others, employee training and development, and developing and maintaining clear internal and customer communication.

The integration process proceeded according to schedule.  Important stages were completed in 2009, relating to the unification of the back office, wholesale banking, enterprises, corporations, private banking and the integration of the ATMs for key banking operations.  In terms of products, the launch of improved Santander Master and Real Master products was a milestone in this process as it brought together the best ideas of each bank in a single product offered to the clients of both banks.  In 2010, preliminary tests were carried out in our systems, related to the migration of customer and operational data as well as tests on the new technological

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platform. In October, the unification of systems was tested with a significant number of clients, by the migration of about 100,000 customers of six branches located in the regions of Limeira and Piracicaba to Santander Brasil´s platform. In November 2010, both customer service and the brand were unified in all branches, ATMs, Internet Banking and customer servicing channels. In the first quarter of 2011, we transferred all accounts and operations, both for individuals and corporate clients, to Santander Brasil’s Single Platform System. Since the transfer, our branch network has been operating on a single platform with a wide range of products and services to all customers.

In addition to integrating our operations, we have implemented new employee policies, covering five main areas: health, wellness, personal and professional development, family, and day-to-day employee life, and established a new employee structure.  We are also in the process of establishing our model and policy for risk management in retail banking, which is one of the final steps in the process of integrating our credit and market risk practices.

We expect that the integration will generate cumulative cost synergies of approximately R$2.4 billion by December 31, 2011.  Up to the end of 2009, we had R$1.1 billion in accumulated cost synergies, above our initial expectation of R$800 million for the year.  Up to the end of 2010, we had R$1,862 million in accumulated cost synergies, R$262 million above our initial expectations.

Global Offer

In the Board of Directors Meeting, held on September 18, 2009, a public offer of Units was approved, with the issuance of 525,000,000 (five hundred and twenty five million) nominative Units, at the book value, without par value, free and clear of any liens or encumbrances. The approval of offer consisted in the simultaneous primary public distribution of (i) Units in Brazil (Brazilian Offer), in non-organized over-the-counter market, according to CVM Instruction nº 400/2003; and (ii) Units abroad (International Offer), consisting of ADRs, representing ADSs registered with SEC, according to the Securities Act. The Board of Directors also approved listing and trading of Units with Level 2 at BM&FBOVESPA.

The Units have been traded in BM&FBOVESPA and ADSs have been traded NYSE since October 7, 2009.

On October 29, 2009, the offer was increased in 6.85%, or 35,955,648 Units due to the partial over-allotment exercise of the international offer. The total capital increase reached the amount of R$12,988.8 million, net of issuance costs of R$193,6 million.

Free English Translation

6.5. Describe the main corporate events, such as merger, amalgamation, spin-offs, merger of shares, disposal and purchase of equity control, disposal and purchase of major assets, to which Santander Brasil or any of its controlled or related companies has been submitted, with indication of the following:

Fiscal year 2008

a. event	Partial spin-off of Banco Real, with attribution of spun-off share to Aymoré Financiamentos
b. Most relevant conditions of the transaction

Special Shareholders Meetings held on February 29, 2008 approved partial spin-off of Banco Real, with attribution of a portion of its net worth to Aymoré Financiamentos pursuant to the Private Memorandum and Justification for Partial Spin-off signed by the parties involved, on February 14, 2008.

Spin-off was approved with basis on the balance sheets of assets and liabilities of the companies involved, at accounting value and market value, drawn at base-date December 31, 2007, audited by specialized firms Ernst & Young Auditores Independentes S.S. and Trevisan Consultores de Empresas Ltda.

Banco Real’s net worth attributed to Aymoré Financiamentos was R$15.004.432,36.

With basis on the appraisal reports for the shareholders’ equity of the companies involved in the merger [sic] at market prices, base-date December 31, 2007, prepared by Trevisan Consultores de Empresas Ltda., the following share swap ratio was approved: each 1.000 shares in Banco Real were replaced with 7.331,7198901000 new shares issued in Aymoré Financiamentos.

Upon spin-off, the activities related to the “Aymoré segment” in Banco Real and attributed to Aymoré Financiamentos gained greater flexibility and agility since they started being performed by an operational structure separate from Aymoré, with its own managerial and operational body, which facilitates business expansion and transparence to the public of interest. From an economic and financial standpoint, spin-off enabled used of synergy existing between both institutions for: (i) segregation of administrative and operational structures relating to credit, financing and investment activities, (ii) a rationalization and optimization of results generated by credit, financing and investment activities, (iii) de-centralization from Banco Real to Aymoré Financiamentos of a significant portion of the credit, financing and investment activities, thus allowing for more agile management and greater transparence in relation to the results arising from such activities, and (iv) better allocation of the resources available, to the benefit of shareholders and clients in general.

By virtue of the spin-off, the merged-into company was liquidated and its assets, rights, obligations and liabilities were assumed by the merger without any interruption, irrespective of other formalities, apart from those provided for in law.

The spin-off was submitted to Central Bank’s approval and duly approved.

c. companies involved	- Aymoré Financiamentos (recipient); - Banco Real (spun-off).
d. Effects resulting from the transaction in the corporate structure, particularly in terms of equity holding of controller, shareholders with over 5% of the capital stock and managers of the issuer

As a result of the spin-off, Aymoré Financiamentos’ capital stock was increased by R$10.661.863,09, upon issuance of 14.358.766.192 new common shares attributed to the shareholders of Banco Real, pursuant to the share swap ratio approved at that time, from R$18.700.000,00 to R$29.361.863,09, divided into 14.376.284.942 registered common shares, without par value.

Banco Real’s capital stock, in turn, was reduced by R$ 10.661.863,09, upon cancellation of 2.439.636 common shares, from  R$ 8.626.578.515,31 to R$ 8.615.916.652,22, divided into 1.956.466.505 registered common shares without par value.

e. Corporate Structure of the companies involved, before and after the transaction	1. Corporate Structure of the companies involved, before the spin-off : - Aymoré Financiamentos
	Shareholder	Shares ON	% Shares ON
	Banco Real	17,518,750	100.00
	TOTAL	17,518,750	100.00
	- Banco Real
	Shareholders	Shares ON	% Shares ON
	ABN AMRO Bank N.V. TEBEMA B.V. AAB Dois Other Shareholders Shares in treasury	1,911,757,402 379 1,297,657 45,388,173 461,682	97,59 0,00 0,06 2,33 0,02
	TOTAL	1,958,905,293	100
	Base-Date 14.02.2008 2. Corporate Structure of the companies involved, after the spin-off : - Aymoré Financiamentos
	Shareholder	Shares ON	% Shares ON
	ABN AMRO BANK N.V. TEBEMA B.V. AAB Dois Banco Real Outros	14,016,469,769 2,778 10,048,569 17,518,750 332,245,076	97.49 0,02
			0,06 0,12
			2.31
	TOTAL	14,376,284,942	100.00
	- Banco Real
	Shareholders	Shares ON	% Shares ON
	ABN AMRO Bank N.V. TEBEMA B.V. AAB Dois Other Shareholders Shares in treasury	1,909,375,923 378 1,368,853 45,259,669 461,682	97.59 0.03 0.07 2.49 0.02
	TOTAL	1,956,466,505	100.00

Free English Translation

a. event	Merger of Shares in Aymoré Financiamentos into Banco Real
b. Most relevant conditions of the transaction

Special Shareholders Meetings held on March 27, 2008 approved merger of shares in Aymoré Financiamentos into Banco Real, pursuant to Private Memorandum and Justification of Merger of Shares signed between the parties involved on March 18, 2008.

Merger of shares was approved with basis on the balance sheets of assets and liabilities of the companies involved, at accounting value and market value, drawn at base-date February 29, 2008, audited by specialized firms Ernst & Young Auditores Independentes S.S. and Trevisan Consultores de Empresas Ltda.

Based on the net worth appraisal reports for the companies involved in the merger of shares, at market prices, base-date February 29, 2008, prepared by Trevisan Consultores de Empresas Ltda., the following share swap ratio was approved for the companies involved in the transaction: each 11.936 shares in Aymoré Financiamentos corresponded to 1.000 new shares issued in Banco Real, all common, registered and without par value.

From a strategic standpoint, merger of shares  allowed unification of the shareholding base and full aligning of interests of all shareholders, taking advantage of both institutions’ synergy, which resulted in integration of equity holdings by means of aggregation of all shares in Aymoré Financiamentos to Banco Real, along with maintenance of corporate entity, administrative and obligational autonomy of Aymoré Financiamentos.

The merger of shares was submitted to Central Bank’s approval and duly approved.

c. companies involved	- Aymoré Financiamentos (recipient); [favor notar que há um erro aqui. Este topico não trata de cisão] - Banco Real (spun-off).
d. Effects resulting from the transaction in the corporate structure, particularly in terms of equity holding of controller, shareholders with over 5% of the capital stock and managers of the issuer

Upon merger of shares, Banco Real’s capital stock was increased by R$38.796.442,13, upon issuance of 1.202.979.741 new common shares attributed to Shareholders of Aymoré Financiamentos, pursuant to the share swap ratio approved at the time, and Banco Real’s corporate capital became R$ 8,654,713,094.35, divided into 3,159,446,246 registered common shares without par value.

e. Corporate Structure of the companies involved, before and after the transaction	1. Corporate Structure of the companies involved, before the merger of shares: - Aymoré Financiamentos
	Shareholder	Shares ON	% Shares ON
	ABN AMRO BANK N.V. TEBEMA B.V. AAB Dois Banco Real Others	14,016,469,769 2,778 10,048,569 17,518,750 332,245,076	97.49 0.01 0.07 0.12 2.31
	TOTAL	14,376,284,942	100.00
	- Banco Real
	Shareholder	Shares ON	% Shares ON
	ABN AMRO BANK N.V.	1,909,375,923	97.59
	TEBEMA B.V.	378	0.000019
	AAB Dois	1,368,853	0.069
	Outros Acionistas	45,259,669	2.49
	Ações em tesouraria	461,682	0.02
	TOTAL	1,956,466,505	100.00
	2. Corporate Structure of the companies involved, after the merger of shares: - Aymoré Financiamentos
	Shareholder	Share ON	% Ações ON
	Banco Real	14,376,284,942	100.00
	TOTAL	14,376,284,942	100.00
	- Banco Real
	Shareholders	Shares ON	% Shares ON
	ABN AMRO Bank N.V.	3,083,678,014	97.61
	TEBEMA B.V.	610	0.02
	AAB Dois	2,210,723	0.07
	Aymoré Financiamentos	2,681	0.07
	Other Shareholders	73,092,536	2.32
	Shares in Treasury	461,682	0.10
	TOTAL	3,159,446,246	100.00

Free English Translation

a. Event	Acquisition of Banco Real by Santander Brasil Group
b. Major conditions of the transaction

On May 28th, 2007, Santander Espanha, together with the Royal Bank of Scotland Group, plc, Fortis SA/NV and Fortis NV formalized their intention to launch a public offer for the acquisition of ABN AMRO Holding N.V., indirect controlling shareholder of Banco Real and other companies of ABN AMRO group in Brazil, which was accomplished by means of the execution of a shareholders’ agreement and a consortium agreement.

On June 29th, 2007 Santander Espanha submitted to the Central Bank a request for prior approval for the transfer of control of Banco Real and other financial institutions authorized to operate by the Central Bank and pertaining to group ABN AMRO in Brazil.

On July 20th, 2007, Santander Espanha, the Royal Bank of Scotland Group PLC, Fortis SA/NV and Fortis NV launched the offer for the acquisition of outstanding common shares, convertible preferred shares and American Depositary Shares representing the capital stock of ABN AMRO Holding N.V., subject to the implementation of certain conditions precedent.

On October 10th, 2007, upon the satisfaction or waiver of the conditions precedent, the offer for acquisition was declared unconditional by Santander Espanha, the Royal Bank of Scotland Group PLC, Fortis SA/NV and Fortis NV.  On October 17th, 2007, the first step of the offer was settled and such entities, by means of RFS Holdings B.V., acquired 84.17% have the capital stock of ABN AMRO Holding N.V.

On November 1st, 2007, after the conclusion of the period following the offer, RFS Holdings B.V. (company controlled by the entities that formalized the offer) became the holder of 96.95% to the capital stock of ABN AMRO Holding N.V.

On July 24th, 2007, the acquisition of Banco Real and its subsidiaries was submitted, on a preliminary basis, to the Administrative Council for Economic Defense.  On December 12th, 2007, the Administrative Council for Economic Defense approved the acquisition of Banco Real and its subsidiaries without reservation.

In the first quarter of 2008, Fortis Group and Santander Espanha Group reached an agreement whereby Santander Espanha Group acquired the rights to the activities of management of assets of group ABN AMRO in Brazil.

On July 24th, 2008, after compliance with the conditions for the actual transfer of the control of ABN AMRO Holding B.V. to Santander Espanha Group, especially the obtainment of the approval of the Central Bank and of the De Nederlandsche Bank (Central Bank of Holland) and upon the execution of a share purchase and sale agreement between ABN AMRO Holding B.V. and other companies of ABN AMRO group, on the one hand, and Santander Espanha, on the other hand, the last step of the corporate restructuring at issue was implemented so that, after July 24th, 2008, Santander Espanha started to actually exercise the indirect corporate control of Banco Real in other companies of ABN AMRO group in Brazil.

c. Companies involved

Abroad:

ABN AMRO Holding N.V.

ABN AMRO Bank N.V.

Tebema B.V.

ABN AMRO Asset Management Holding N.V.

Sterrebeck B.V.

In Brazil

Banco Real

AAB Dois

ABN AMRO Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.

Santander Brasil

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

According to the shareholders’ agreement and the consortium agreement executed between Santader Espanha, The Royal Bank of Scotland group PLC, Fortis SA/NV and Fortis NV, it was established that as soon as all regulatory approvals were obtained in Brazil and in Holland, the indirect ownership interest of all companies of group ABN AMRO in Brazil would be transferred to Santander Espanha group.  Such transfer was implemented by means of a corporate restructuring involving the companies of ABN AMRO group in Holland, which entailed the transfer of the ownership interests of ABN AMRO Bank NV in companies Banco Real and AAB Dois, as well as the ownership interest of ABN AMRO Asset Management Holding NV in company ABN AMRO Asset Management Distribuidora de Títulos e Valores Mobiliários SA (currently, Santander Brasil Asset) to a subsidiary of ABN AMRO bank NV denominated Sterrebeck BV, which was transferred to Santander Espanha Group.

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the transaction: - Banco Real
		Shareholder	Shares ON	%ON Shares
		ABN AMRO Bank NV Tebema BV AAB Dois Others	3,083,678,014 610 2,210,722 72,875,902	97.62 0.00 0.07 2.31
		Total	3,158,765,248	100.00
	AAB Dois
		Shareholder	Shares ON	%ON Shares
		ABN AMRO Bank NV Tebema BV	865,375,741 504	99.99 0.00
		Total	865,376,245	100.00
	ABN AMRO Asset Management Distribuidora de Títulos e Valores Mobiliários SA
		Shareholder	Shares ON	%ON Shares
		ABN AMRO Asset Management Holding NV Members of the Board of Directors	4,839,546,000 04	99.99 0.01
		Total	4,839,546,004	100.00
	2. Corporate structure of the companies involved after the transaction: Banco Real
		Shareholder	Shares ON	%ON Shares
		Sterrebeck BV Santander Brasil Others	3,083,678,624 2,213,403 72,873,221	97.62 0.07 2.31
		Total	3,158,765,248	100.00
	AAB Dois
		Shareholder	Shares ON	%ON Shares
		Sterrebeck BV Santander Brasil	865,376,244 01	99.99 0.00
		Total	865,376,245	100.00
	ABN AMRO Asset Management Distribuidora de Títulos e Valores Mobiliários SA
		Shareholder	Shares ON	%ON Shares
		Sterrebeck BV Members of the Board of Directors	4,839,546,000 04	99.99 0.01
		Total	4,839,546,004	100.00

a. Event	Incorporation of shares of Banco Real and ABN AMRO Brasil Participações Financeiras S.A. by Santander Brasil
b. Major conditions of the transaction

In Extraordinary General Meetings held on August 29th, 2008, the incorporation of all shares of companies Banco Real and ABN AMRO Brasil Participações Financeiras S.A. by Santander Brasil was approved, with the subsequent conversion of the abovementioned companies into wholly-owned subsidiaries of Santander Brasil pursuant to the Private Instrument of Protocol and Justification executed between the parties involved on July 29th, 2008.

The incorporation of the shares was implemented with a view to consolidate the investments of Santander Brasil Group, simplify the current corporate structure, and to concentrate the participation of minority shareholders exclusively in Santander Brasil.  The new corporate structure enabled the reduction of administrative expenses, especially the ones related to the legal and regulatory obligations expended by the companies involved in the transaction.  For purposes of determination of the replacement of the shares in the companies involved in the transactions, their respective net equities, on June 30th, 2008, they were valued (i) according to their economic values, by means of the discounted cash flow method, as per the appraisal report elaborated by specialized company KPMG Corporate Finance Ltda., (ii) by their respective accounting values, as per the appraisal report elaborated by specialized company Deloitte Touche Tohmatsu Auditores Independentes, and (iii) for purposes of the provisions of article 264 of the Corporation Law, based on the companies’ market prices, as per the appraisal report elaborated by specialized company KPMG Corporate Finance Ltda.

The managements of the companies involved agreed and decided to set forth the ratio for replacement of shares based on the economic evaluations of the abovementioned companies, having stipulated the amounts of R$205,6032, R$11,782.0110 and R$1,999.3898 per lot of 1,000 shares, respectively, for Santander Brasil, Banco Real and AAB Dois. The ratio stipulated for the replacement of shares was considered fair, as it was equivalent to the respective prices in the indirect acquisition of shares issued by Banco Real and AAB Dois.

The shareholders of Banco Real and AAB Dois received, as a consequence of the approval of the incorporation shares, the following shares issued by Santander Brasil:

		Shareholder of Banco Real	Type and number of shares issued by Santander Brasil to be received
		1000 Common shares	Total shares	Common shares	Preferred shares
			57,304,609	30,660,029	26,644,580

		Shareholder of AAB Dois	Type and number of shares issued by Santander Brasil to be received
		1000 Common shares	Total shares	Common shares	Preferred shares
			9,724,507	5,202,961	4,521,546

The share replacement ratio entailed the fractioning of the shares of Santander Brasil. Consequently and in order to simplify the process of replacement of shares, the controlling shareholder of Banco Real automatically rounded up, in relation to the shares of the abovementioned company and regardless of any manifestation of their shareholders, the fractional number resulting from the application of the corresponding replacement ratio to the integer number representing the numner of common and preferred shares.

The incorporations of shares granted to the shareholders of Banco Real and Santander Brasil the right of recess, to be exercised as and when permitted by law.

The incorporations of shares were submitted to the approval of the central bank and were duly approved by that body.

c. companies involved	ABN AMRO Brasil Participações Financeiras SA Banco Real Santander Brasil

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

The incorporations of shares resulted in the increase in the capital stock of Santander Brasil by R$,020,752,911.73 upon the issuance of 189,300,326,608 shares, of which 101,282,489,547 are common shares and 88,017,837,061 are preferred shares, all of which are book entry shares with no par value, upon the transfer of all shares of the current shareholders of Banco Real and AAB Dois to the equity of Satander Brasil based on the economic value of the abovementioned shares; thus, the capital of Santander Brasil, initially equal to R$9,131,448,249.85, became equal to R$47,152,201,161.58.

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the incorporation of shares: AAB Dois
		Shareholder	Shares ON	%ON Shares
		Sterrebeck BV Santander Brasil	865,376,244 01	99.99 0.00
		Total	865,376,245	100.00
	Banco Real
		Shareholder	Shares ON	%ON Shares
		Sterrebeck BV Santander Brasil Others	3,083,678,624 2,213,403 72,873,221	97.62 0.07 2.31
		Total	3,158,765,248	100.00
	Santander Brasil
		Shareholder	ON Shares	% ON Shares	PN Shares	% PN Shares	Total	% Total
		Grupo Empresarial Santander SL	72,504,460,154	99.31	61,391,761,173	96.76	133,896,221,327	98.12
		Santander Seguros	238,676	0.00	3,441,360	0.01	3,680,036	0.01
		Others	505,227,017	0.69	2,052,827,583	3.24	2,558,054,600	1.87
		Total	73,009,925,847	100.00	63,448,030,116	100.00	136,457,955,963	100.00
	2. Corporate structure of the companies involved after the incorporation of shares AAB Dois
						Shareholder	Shares ON	%ON Shares
						Santander Brasil	865,376,245	10 The 0.00
						Total	865,376,245	100.00
	Banco Real
						Shareholder	Shares ON	%ON Shares
						Santander Brasil	3,158,765,248	100.00
						Total	3,158,765,248	100.00
	Santander Brasil
		Shareholder	ON Shares	% ON Shares	PN Shares	% PN Shares	Total	% Total
		Grupo Empresarial Santander SL	72,504,460,154	99.31	61,391,761,173	96.76	133,896,221,327	98.12
		Sterrebeck BV	99,048,194,494	56.83	86,076,160,678	56.83	185,124,355,172
		Santander Seguros	238,676	0.00	3,441,360	0.01	3,680,036	0.01
		Others	2,739,522,070	1.57	3,994,503,966	2.64	6,734,026,036
		Total	174,292,415,394	100.00	151,465,867,177	100.00	325,758,282,571	100.00

a. Event	Partial spin-off of Aymoré Financiamentos , with the transfer of the spun-off portion to Banco Real
b. Major conditions of the transaction

In Extraordinary General Meetings held on November 28th, 2008, the partial spinoff of Aymoré Financiamentos was approved, with the transfer of part of its equity to Banco Real, pursuant to the Private Instrument of Protocol and Justification of partial spinoff executed between the parties involved on November 25th, 2008.

The partial spinoff was approved based on the balance sheet of Aymoré Financiamentos elaborated based on the accounting value, drawn up on September 30th, 2008, audited by specialized company Deloitte Touche Tohmatsu Auditores Indeendentes.

The value of the net equity of Aymoré Financiamentos transferred to Banco Real was R$1,581,464.65.

From the strategic standpoint, the purpose of the spin off was to simplify the structure of control of the financial institutions of Santander Brasil group and, consequently, of the administrative and operating structures of such companies, to rationalize and optimize results, improve the management of the financial flows and to allow a better allocation of the available resources to the benefit of the shareholders.  From the economic and financial standpoint, the purpose of the spinoff was to harmonize the interests of the shareholders, taking advantage of the synergy of both institutions in order to simplify the controlling structure of the companies controlled by them, as well as to optimize the administrative, operating structures and of the management of the financial flows of the companies.

The partial spinoff was submitted to the approval of the Central Bank and was duly approved by that body.

c. Companies involved	Aymoré Financiamentos (transferor) Banco Real (transferee)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

As a consequence of the spinoff, Banco Real acquired and ownership interest in the following companies: 99.50% of Banco Pernambuco SA – BANDEPE, 54.14% in Real Leasing SA Arrendamento Mercantil, 99.50% of ABN AMRO Arrendamento Mercantil SA, 99.99% of ABN AMRO Real Administradora de Consórcio Ltda, 99.50% of Sudameris Distribuidora de Títulos e Valores Mobiliários SA, 100% of Webmotors SA and 25.5% of Diamond Finance Promotora de Vendas SA.

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved, before the spinoff: Aymoré Financiamentos
		Shareholders	ON Shares	% ON Shares
		Banco Real	288,430,933,235	100
		Total	288,430,933,235	100
	Banco Real
		Shareholders	CN Shares	% CN Shares
		Santander Brasil	3,158,765,248	100
		Total	3,158,765,248	100
	2. Corporate structure of the companies involved, after the spinoff: Aymoré Financiamentos
		Shareholders	ON Shares	% ON Shares
		Banco Real	287,706,670,412	100
		Total	287,706,670,412	100
	Banco Real
		Shareholders	ON Shares	% ON Shares
		Santander Brasil	3,158,765,248	100
		Total	3,158,765,248	100

Financial Year 2009
a. Event	Merger of Credicenter Empreendimentos e Promoções Ltda. and Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. By ABN AMRO Administradora de Cartões de Crédito Ltda.
b. Major conditions of the transaction

In meetings of the partners held on January 30th, 2009, the merger of Credicenter Empreendimentos e Promoções Ltda. And Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. by ABN AMRO Administradora de Cartões de Crédito Ltda. was approved pursuant to the terms of the Private Instrument of Protocol and Justification of Merger executed between the parties involved on January 30th, 2009.

The merger was approved based on the balance sheets of Credicenter Empreendimentos e Promoções Ltda. and Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. drawn up on December 30th, 2008, audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes.

The values of the net equities of Credicenter Empreendimentos e Promoções Ltda. And Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. merged by ABN AMRO Administradora de Cartões de Crédito Ltda. were R$305,315,387.52 and R$124,516,099.33, respectively.

The purpose of the merger was to simplify the controlling structure of financial institutions of Santander Brasil Group and, consequently, of the operating and administrative structures of such companies, to rationalize and optimize the results, improve the management of financial flows and allow better allocation of available resources to the benefit of the shareholders.  In addition, the merger also aimed at harmonizing the interests of the shareholders, taking advantage of the synergy of the companies involved, generating the simplification and optimization of the administrative, operating structures and of the management of the financial flows of the companies.

c. Companies involved	Credicenter Empreendimentos e Promoções Ltda. (mergee) Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. (mergee) ABN AMRO Administradora de Cartões de Crédito Ltda. (mergor)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

As a consequence of the merger of Credicenter Empreendimentos e Promoções Ltda., the capital stock of ABN AMRO Administradora de Cartões de Crédito Ltda. suffered an increase at the amount of R$31,087,689.00 upon the issuance of 31,087,689 new quotas attributed to Banco Real to replace the quotas it currently holds in the capital stock of Credicenter Empreendimentos e Promoções Ltda., upon which the capital increased from R$805,729,550.00 to R$836,817,239.00 divided into 836,817,239 quotas.

As a consequence of the merger, Banco Real became the holder of 5.19% of the capital stock of ABN AMRO Administradora de Cartões de Crédito Ltda. and Santader Brasil became the holder of 94.80% of the capital stocks of ABN AMRO Administradora de Cartões de Crédito Ltda.

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the merger: Credicenter Empreendimentos e Promoções Ltda.
		Quotaholder	Quotas	% quotas
		Banco Real ABN AMRO Administradora de Cartões de Crédito Ltda.	21,235,670 152,334,221	12.24 87.76
		Total	173,569,891	100.00
	Cruzeiro Factoring Sociedade de Fomento Comercial Ltda.
		Quotaholder	Quotas	% quotas
		ABN AMRO Administradora de Cartões de Crédito Ltda. Credicenter Empreendimentos e Promoções Ltda.	82,442,618 12	99.99 0.01
		Total	82,442,630	100.00
	ABN AMRO Administradora de Cartões de Crédito Ltda.
		Quotaholder	Quotas	% quotas
		Banco Real Santander Brasil	12,417,907 793,311,643	1.545 98.45
		Total	805,729,550	100.00
	2. Corporate structure of the companies involved after the merger: ABN AMRO Administradora de Cartões de Crédito Ltda.
		Quotaholder	Quotas	% quotas
		Banco Real Santander Brasil	43,505,596 793,311,643	5.19 94.80
		Total	836,817,239	100.00

a. Event	Acquisition of 50% of the capital stock of Real Tokio Marine e Previdência SA.
b. Major conditions of the defense action

On March 9th, 2009, Santander Brasil acquired the 99,309,064 shares issued by Real Tokio Marine e Previdência SA., a company that operates in the insurance and Social Security market, corresponding to 50% of its capital stock, held by company Tokio Marine Seguradora SA.

Upon this acquisition, Santander Brasil group became the owner of 100% of the capital stock of Real Tokio Marine e Previdência SA.

The value of the acquisition was R$678,087,999.00, paid in cash on the date of closing of the acquisition, March 19th, 2009.

The accomplishment of the transaction expanded the ownership interest of Santander Brasil Group in the insurance and Social Security areas, strengthened its area of operation and improved its position before existing and potential competitors.

As a consequence of the acquisition, a corporate restructuring involving the insurance, social security and capitalization companies of Santander Brasil Group with the purpose of reuniting such companies into a single company was implemented.

To this effect, on March 19th, 2009 Santander Brasil sold to Santander Seguros, who then held the control of companies Santander Seguros SA and Santander Capitalização SA, the total interest in the capital stock of Real Tokio Marine Vida e Previdência SA, which included the direct interest object of the abovementioned acquisition and the direct interest held by company AAB Dois, for the total amount of R$1,494,860,029.77, of which R$565,072,500.00 relative to the shares of Real Tokio Marine Vida e Previdência SA and R$929,787,529.11 relative to the shares of AAB Dois.

The acquisition was submitted to the Administrative Council of Economic Defense and was duly approved by that body.

The acquisition is currently being homologated by Superintendência de Seguros Privados – SUSEP.

c. Companies involved	Santander Brasil; Tokio Marine Seguradora SA; Real Tokio Marine Vida e Previdência SA; Santander Seguros; AAB Dois.

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

	There was no change in the corporate structure of Santander Brasil
e. Corporate structure before and after the transaction	There was no change in the corporate structure of Santander Brasil

a. Event	Merger of Sudameris Distribuidora de Títulos e Valores Mobiliários SA into Banco Real
b. Major conditions of the transaction

In Extraordinary General Meetings held on April 30th, 2009, the merger of Sudameris Distribuidora de Títulos e Valores Mobiliários SA into Banco Real was approved pursuant to the private instrument of Protocol and Justification executed between the parties involved on April 14th, 2009.

The merger was approved based on the balance sheet of Sudameris Distribuidora de Títulos e Valores Mobiliários SA drawn up on March 31st, 2009, audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes.

Based on the valuation report elaborated by Deloitte Touche Tohmatsu Auditores Independentes, the net equity of the company merged was appraised based on its accounting value.  Taking into consideration that the operation involves the merger of a wholly owned subsidiary, the ratio reflecting the replacement of shares was not established.

From the strategic standpoint, the purpose of the merger was to simplify and rationalize the structure of Santander Brasil Group, enabling the reduction of administrative costs, especially the ones related to the legal and accounting obligations.  In addition, the merger constituted an integral part of the process of simplification, integration and consolidation of the financial transactions and investments of Santander Brasil Group.

By virtue of the merger, the mergee was extinguished and all of its assets, rights, duties, obligations and responsibilities were assumed by the mergor, without discontinuance of the activities, regardless of any formalities other than the ones provided for by law.

The merger was submitted to the Central Bank for approval and was duly approved by that body.

c. Companies involved	Banco Real (mergor) Sudameris Distribuidora de Títulos e Valores Mobiliários SA (mergee)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

As a consequence of the merger, the shares issued by Sudameris Distribuidora de Títulos e Valores Mobiliários SA held by Banco Real were extinguished.

The merger did not entail increase of the capital stock of Banco Real so that the net assets of Sudameris Distribuidora de Títulos e Valores Mobiliários SA was reported by the mergor as reclassification of assets and liabilities.

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the merger: Santander DTVM
		Shareholder	ON Shares	% ON Shares
		Banco Real	589,877,636,294	100
		Total	589,877,636,294	100
	Banco Real
		Shareholder	ON Shares	% ON Shares
		Santander Brasil	3,158,765,248	100
		Total	3,158,765,248	100
	2. Corporate structure of the companies involved after the merger: There was no change in the corporate structure.

a. Event	Merger of Banco Real into Santander Brasil
b. Major conditions of the transaction

In Extraordinary General Meetings held on April 30th, 2009, the merger of Banco Real into Santander Brasil was approved pursuant to the terms of the Private Instrument of Protocol and Justification executed by the parties involved on April 14th, 2009.

The merger was approved based on the balance sheet of Banco Real drawn up on March 31st, 2009, audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes.  The value of the net equity of Banco Real merged into Santander Brasil was R$12,181,957,396.91.

Based on the valuation report elaborated by Deloitte Touche Tohmatsu Auditores Independentes on April 14th, 2009, the net equity of Banco Real was appraised based on its accounting value. Taking into consideration that the transaction involves the merger of a wholly owned subsidiary, the ratio reflecting the replacement of shares was not established.

From the strategic standpoint, the merger was justified by the conduct of business by means of a single legal entity, enabling the consolidation for all commercial, accounting and financial purposes.  The merger will allow the conclusion of the operating, administrative and technological integration plan that has been implemented since the acquisition of the control of Banco Real in July 2008, followed by the incorporation of shares issued by the abovementioned bank by Santander Brasil carried out in August 2008.

By virtue of the merger, Banco Real was extinguished in all of its assets, rights, duties, obligations and responsibilities were assumed by the mergor, without discontinuance of the activities, regardless of any formalities other than the ones provided for by law.

The merger was submitted to the Central Bank for approval and is currently pending approval by that body.

c. Companies involved	Santander Brasil (mergor) Banco Real (mergee)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

As a consequence of the merger, the shares issued by Banco Real held by Santander Brasil were extinguished.

The merger did not entail increase of the capital stock of Banco Real so that the net equity of Banco Real was reported by the mergor as reclassification of assets and liabilities.

e. corporate structure before and after the transaction	1. Corporate structure of the companies involved before the merger: Banco Real
		Shareholder	ON Shares	% ON Shares
		Santander Brasil	3,158,765,248	100
		Total	3,158,765,248	100
	Santander Brasil
		Shareholder	ON Shares	PN Shares	Total	% Total
		Sterrebeck BV	99,048,157,792	86,076,128,400	185,124,286,192	56.83
		Grupo Empresarial Santander SL	72,504,460,154	61,391,761,173	133,896,221,327	41.10
		Santander Seguros	7,239,680	9,525,465	16,765,145	0.01
		Others	2,739,557,766	3,998,452,139	6,721,009,907	2.06
		Total	174,292,415,394	151,465,867,177	325,758,282,571	100.00
	Base-date 03.30.2009 2. Corporate structure of the mergor after the merger: Santander Brasil There was no change in the corporate structure.

a. Event	Transfer of shares of Santander Seguros from Santander Brasil Asset and from Santander Brasil
b. Major conditions of the transaction

In Extraordinary General Meetings held on August 14th, 2009, the incorporation of all shares of companies Santander Seguros, Santander Brasil Asset and BCIS into Santander Brasil was approved, with the consequent transformation of the abovementioned companies into a wholly-owned subsidiaries of Santander Brasil pursuant to the terms of the Private Instrument of Protocol and the Justification executed between the parties involved on July 29th, 2009.

The incorporation of the shares provided the companies and their shareholders with following benefits: (i) simplification of the equity structure of the companies of Santander Brasil Group; (ii) reduction of administrative costs, especially the ones related to the legal and regulatory obligations currently expended by the companies;  (iii) the current shareholders of Santander Seguros, of Santander Brasil Asset and of BCIS became shareholders of a publicly-held company (Santander Brasil), the shares of which are traded in the BM&F BOVESPA; (iv) the minority shareholders of the abovementioned companies gained access to the current dividend policy of Santander Brasil; and (v) greater efficiency in the corporate structure and more diligence in the making of strategic, administrative and business decisions of the companies of Santander Brasil group.

For purposes of determination of the ratio that reflects the replacement of shares of the companies involved in the transaction, their net equities on June 30th, 2009 were appraised (i) based on the respective economic values, by means of the discounted cash flow method, as per the appraisal report elaborated by specialized company KPMG Corporate Finance Ltda.; (ii) by their respective accounting values, according to the appraisal report elaborated by specialized company Deloitte Touche Tohmatsu Auditores Independentes; and (iii) for the purposes of the provisions of article 264 of the corporation law, according to the companies’ market prices, as per the appraisal report elaborated by specialized company KPMG Corporate Finance Ltda.

The managements of the companies agreed and decided to set forth the ratio that governs the replacement of shares in the incorporation of shares based on the economic valuations of the company and stipulated, based on the price ranges reflected in the chart of item 5.1 above, the amounts of R$224.973019, R$269.877414, R$41.611341 and R$13.202022 per lot of 1000 shares for Santander Brasil, Santander Seguros, Santander Brasil Asset and BCIS, respectively, irrespective of the type of share.

As a consequence of the approval of the transaction, the shareholders of the companies the shares of which were incorporated received the following amounts of shares issued by Santander Brasil:

		Shareholder of Santander Seguros	Type and number of shares issued by Santander Brasil to be received
		1000 shares (ON or PN) of Santander Seguros	Total shares	Common shares	Preferred shares
			1,199,599	641,829	557,770

		Shareholder of Santander Brasil Asset	Type and number of shares issued by Santander Brasil to be received
		1000 Common shares of Santander Brasil	Total shares	Common shares	Preferred shares
			184,961	98,961	86,000

		Shareholder of BCIS	Type and number of shares issued by Santander Brasil to be received
		1000 shares (ON or PNA or PNB)	Total shares	Common shares	Preferred shares
			58,683	31,398	27,285

The ratio reflecting the replacement of shares ended up in a fractional number of shares of Santander Brasil. As a consequence, the controlling shareholders of Santander Seguros and Santander Brasil Asset automatically rounded up their fractional number of shares resulting from the application of the respective ratio to the immediately subsequent integer number of common and preferred shares.

The incorporation of shares granted to the shareholders of Santander Brasil, Santander Seguros and to Banco Comercial de Investimentos Sudameris SA the right of recess, to be exercised as and when provided for by law.

The incorporations of shares was submitted to the Central Bank for approval and were duly approved by that body.

c. Companies involved	Santander Brasil Santander Seguros Santander Brasil Asset BCIS

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

The incorporation of shares entailed an increase of the capital stock of Santander Brasil at the amount of R$2,471,412,512.70 upon the issuance of a total number of 14,410,886,181 Shares, of which 7,710,342,899 are common shares and 6,700,543,282 are preferred shares, all in book entry form and with no par value, upon the transfer of all assets of the current shareholders of Santander Brasil, Santander Seguros, Santander Brasil Asset and BCIS to the equity of Santander Brasil, based on the account in value of such shares, thus increasing from R$47,152,201,161.58 to R$49,623,613,674.28.

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the incorporation of shares: Santander Brasil
		Shareholder	ON Shares	% ON Shares	PN Shares	% PN Shares	Total	% Total
		Grupo Empresarial Santander SL	72,504,460,154	41.60	61,391,761,173	40.53	133,896,221,327	41.10
		Sterrebeck BV	99,048,157,792	56.83	86,076,128,400	56.83	185,124,286,192	56.83
		Santander Seguros	7,239,680	0.00	9,525,465	0.01	16,765,145	0.01
		Minority shareholders	2,718,970,589	1.56	3,976, 644,431	2.63	6,695,615,020	0.01
		Treasury Shares	13,587,179	0.01	11,807,708	0.01	25,394,887	0.01
		Total	174,292,415,394	100.00	151,465,867,177	100.00	325,758,282,571	100.00
	Base Date:06.30.2009 Santander Seguros
		Shareholder	ON Shares	% ON Shares	PN Shares	% PN Shares	Total	% Total
		Grupo Empresarial Santander SL	1,918,614,097	34.10	1,918,493,267	34.10	3,837,107,364	34.10
		Santander Insurance Holding, SL	3,695,305,602	65.69	3,695,072,879	65.69	7,390,378,481	65.69
		Minority Shareholders	11,858,603	0.21	11,830,503	0.21	23,689,106	0.21
		Treasury Shares	6,585	0.00	6,585	0.00	13,170	0.00
		Total	5,625,784,887	100.00	5,625,403,234	100.00	11,251,188,121	100.00
	Santander Brasil Asset
						Shareholder	ON Shares	% ON Shares
						Sterrebeck BV	4,838,546,000	100
						Santander Brasil	1	0
						Board Members	3	0
						Total	4,838,546,004	100.00
	BCIS
		Shareholder	ON Shares	% ON Shares	PNA Shares	% PNA Shares	PNB Shares	% PNB Shares	% Total	%
		Santander Brasil	92,109,131,545	99.88	1,002,807,022	85.67	69,107,826,785	99.94	162,219,765,352	99.80
		Minority Shareholders	112,464,434	0.12	167,780,133	14.33	41,154,981	0.06	321,399,548	0.20
		Total	92,221,595,979	100.00	1,170,587,151	100.00	69,148,981,766	100.00	162,541,164,900	100.00
	2. Corporate structure of the companies involved after the incorporation of shares: Santander Brasil
				Shareholder	ON Shares	% CN Shares	ON Shares	% PN Shares	Total	% Total
				Grupo Empresarial Santander SL	74,967,225,596	41.19	63,531,985,888	40.17	138,499,211,484	40.72
				Sterrebeck BV	99,527,083,105	54.69	86,492,330,355	54.69	186,019,413,460	54.69
				Santander Seguros	7,239,680	0.00	9,525,465	0.01	16,765,145	0.00
				Santender Insurance Holding SL	4,743,356,648	2.61	4,122,133,988	2.61	8,865,490,636	2.61
				Minority Shareholders	2,744,266,085	1.51	3,998,627,055	2.52	6,742,893,140	1.98
				Total	181,989,171,114	100.00	158,154,602,751	100.00	340,143,773,865	100.00
	Base Date:08.31.2009 Santander Seguros
				Shareholder	ON Shares	% ON Shares	PN Shares	% PN Shares	Total	% Total
				Santander Brasil	5,625,784,887	100.00	5,625,403,234	100.00	11,251,188,121	100.00
				Total	5,625,784,887	100.00	5,625,403,234	100.00	11,251,188,121	100.00
	Santander Brasil Asset
								Shareholder	ON Shares	% ON Shares
								Santander Brasil	4,839,546,001	100
								Board Members	3	0
								Total	4,838,546,004	100
	BCIS
		Shareholder	ON Shares	% ON Shares	PNA Shares	% PNA Shares	PNB Shares	% PNB Shares	% Total	%
		Santander Brasil	92,221,595,979	100	1,170,587,155	100	69,148,981,766	100	162,541,164,900	100
		Total	92,221,595,979	100	1,170,587,151	100	69,148,981,766	100	162,541,164,900	100

a. Event	Merger of BCIS and ABN AMRO Administradora de Cartões de Crédito Ltda. into Santander Brasil
b. Major conditions of the transaction

An Extraordinary General Meetings held on August 31st, 2009, the merger of BCIS and ABN AMRO Administradora de Cartões de Crédito Ltda. into Santander Brasil was approved pursuant to the terms of the Private Instrument of Protocol and Justification executed between the parties involved on July 29th, 2009.

The merger was approved based on the balance sheets of the companies involved drawn up on June 30th, 2009, audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes. The value of the net equity of the companies merged, BCIS and ABN AMRO Adminstradora de Cartões de Crédito Ltda. transferred to Santander Brasil was R$2,047,283,328.72 and R$279,162,061.86, respectively.

From the strategic standpoint, the implementation of the corporate restructuring aimed at unifying the banking operations developed separately by Santander Brasil, with the consequent reduction of administrative costs, especially the ones related to the legal and accounting obligations.

By virtue of the merger, the mergees were extinguished and all of their assets, rights, duties, obligations and responsibilities were assumed by the mergor, without discontinuance of activities, irrespective of any formalities other than the ones provided for by law.

The merger was submitted to the Central Bank for approval, which is still pending.

c. Companies involved	BCIS and ABN AMRO Administradora de Cartões de Crédito Ltda. (mergees) Santander Brasil (mergor)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

Taking into consideration that all quotas representing the capital stock of ABN AMRO Administradora de Cartões de Crédito Ltda. were held by Santander Brasil and that all shares issued by BCIS were held by Santander Brasil, Santander Brasil did not suffer any capital increase as a consequence of the mergers; therefore, the net equities of BCIS and ABN AMRO Administradora de Cartões de Crédito Ltda. were reported by Santander Brasil as reclassification of assets and liabilities.

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the merger: BCIS
		Shareholder	CN Shares	% CN Shares	PNA Shares	% PNA Shares	PNB Shares	% PNB Shares	% Total	%
		Santander Brasil	92,221,595,979	100	1,170,587,155	100	69,148,981,766	100	162,541,164,900	100
		Total	92,221,595,979	100	1,170,587,151	100	69,148,981,766	100	162,541,164,900	100
	ABN AMRO Administradora de Cartões de Crédito Ltda.
								Quotaholder	Quotas	% Quotas
								Santander Brasil	139,817,239	100
								Total	139,817,239	100
	Santander Brasil
				Shareholder	ON Shares	% ON Shares	PN Shares	% PN Shares	Total	% Total
				Grupo Empresarial Santander SL	72,504,460,154	41.60	61,391,761,173	40.53	133,896,221,327	41.10
				Sterrebeck BV	99,048,157,792	56.83	86,076,128,400	56.83	185,124,296,192	56.83
				Santander Seguros	7,239,680	0.00	9,525,465	0.01	16,765,145	0.00
				Minority Shareholders	2,718,970,589	1.56	3,976,644,431	2.63	6,695,615,020	2.08
				Treasury Shares	13,587,179	0.01	11,807,708	0.01	25,394,887	0.01
				Total	174,292,415,394	100.00	151,465,867,177	100.00	325,758,282,571	100.00
	2. Corporate structure of the companies involved after the merger: Santander Brasil There was no change.

Event	Total spinoff of Santander Investimentos em Participações SA, with transfer of portions of its equity to Santander Brasil and Santander Advisory Services SA
b. major conditions of the transaction

In Extraordinary General Meetings held on August 31st, 2009, the total spinoff of Santander Investimentos em Participações SA, with transfer of portions of its equity to Santander Brasil and Santander Advisory Services SA was approved pursuant to the terms of the Private Instrument of Protocol and Justification executed between the parties involved on July 29th, 2009.

The total spinoff was approved based on the balance sheets of the companies involved drawn up on June 30th, 2009, audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes.  The value of the net equity of the company merged, transferred to Santander Brasil and Santander Advisory Services SA is R$979,758,052.15, with (i) R$69,412,851.48 having been transferred to Santander Advisory Services SA; and (ii) R$910,354,200.67 having been transferred to Santander Brasil.

From the strategic standpoint, the implementation of the corporate restructuring aimed at enabling the reduction of administrative costs and the rationalization and simplification of the corporate structure of Santander Brasil Group.

By virtue of the total spinoff, the company merged was extinguished and all of its assets, rights, duties, obligations and responsibilities were assumed by the mergors, without discontinuance of the activities, irrespective of any formalities other than the ones provided for by law.

c. Companies involved	Santander Investimentos em Participações SA (mergee); and Santander Brasil and Santander Advisory Services SA (mergors)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

The merger entailed an increase of the capital stock of Santander Advisory Services SA at the amount of R$69,412,851.48, increasing from R$48,126,956.29 to R$117,539,807.77 upon the issuance of 261,913 new common nominative nonpar shares, that were fully subscribed and paid up by Santander Brasil.

Taking into consideration that all shares issued by Santander Investimentos em Participações SA are held by Santander Brasil, there was no capital increase in Santander Brasil and the shares issued by Santander Investimentos em Participações SA held by Santander Brasil were extinguished.

The merger was submitted to the approval of the Central Bank and is currently pending.

e. Corporate Structure before and after the transaction	1. Corporate structure of the companies involved, before the spinoff: Santander Investimentos em Participações SA
		Shareholders	ON Shares	%
		Santander Brasil	1,830,751,893	100
		Total	1,830,751,893	100
	Santander Brasil
		Shareholder	ON Shares	% ON Shares	PN Shares	% PN Shares	Total	% Total
		Grupo Empresarial Santander SL	72,504,460,154	41.60	61,391,761,173	40.53	133,896,221,327	41.10
		Sterrebeck BV	99,048,157,792	56.83	86,076,128,400	56.83	185,124,296,192	56.83
		Santander Seguros	7,239,680	0.00	9,525,465	0.01	16,765,145	0.00
		Minority Shareholders	2,718,970,589	1.56	3,976,644,431	2.63	6,695,615,020	2.06
		Treasury Shares	13,587,179	0.01	11,807,708	0.01	25,394,887	0.01
		Total	174,292,415,394	100.00	151,465,867,177	100.00	325,758,282,571	100.00
	Santander Advisory Services SA
						Shareholders	ON Shares	%
						Santander Brasil	179,226	100
						Total	179,226	100
	2. Corporate structure of the companies involved after the merger: Santander Brasil There was no change. Santander Advisory Services SA
						Shareholders	CN Shares	%
						Santander Brasil	446,139	100
						Total	446,139	100

a. Event	Merger of AAB Dois into Santander Seguros
b. Major conditions of the transaction

In Extraordinary General Meetings held on September 30th, 2009, the merger of company AAB Dois into Santander Seguros was approved pursuant to the terms of the Private Instrument of Protocol and Justification and of the respective amendments, executed by the parties involved on July 29th and August 31st, 2009.

The merger was approved based on balance sheets of the companies involved drawn up on June 30th, 2009 and audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes.

From the strategic standpoint, the implementation of the corporate restructuring aimed at enabling the integration of the businesses and activities, as well as the rationalization and simplification of the formation of the equity structure of the companies of Santander Brasil Group, as well as the reduction of administrative costs, especially the ones related to the legal and accounting obligations.

By virtue of the merger, the mergee was extinguished and all of its assets, rights, duties, obligations and responsibilities were assumed by the mergor, without discontinuance of the activities, irrespective of any formalities other than the ones provided for by law.

The merger was submitted to Superintendência de Seguros Privados – SUSEP for approval, which is still pending homologation.

c. Companies involved	AA Dois (mergee) and Santander Seguros SA (mergor)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

As allowed by the provisions of paragraph 1 of article 226 of the Corporation Law, the shares issued by AAB Dois held by Santander Seguros were extinguished by virtue of the merger.

Taking into consideration that all shares of the company merged were held by the mergor, there was no increase in the capital stock of Santander Seguros as a consequence of the merger; therefore, that net equity of the company merged was reported by the mergor as reclassification of assets and liabilities.

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the merger: AAB Dois
		Shareholders	ON Shares	%
		Santander Seguros	865,376,245	100
		Total	865,376,245	100
	Santander Seguros
		Shareholder	ON Shares	% ON Shares	PN Shares	% PN Shares	Total	% Total
		Santander Brasil	5,625,784,887	100	5,625,403,234	100	11,251,188,121	100
		Total	5,625,784,887	100	5,625,403,234	100	11,251,188,121	100
	2. Corporate structure of the companies involved after the merger: Santander Seguros There was no change in the corporate structure.

a. Event	Merger of Real Seguros Vida e Previdência into Santander Seguros
b. Major conditions of the transaction

In Extraordinary General Meetings held on September 30th, 2009, the merger of company Real Seguros Vida e Previdência into Santander Seguros was approved pursuant to the terms of the Private Instrument of Protocol and Justification and of the respective amendment, executed by the parties involved on July 29th and August 31st, 2009.

The merger was approved based on the balance sheets of the companies involved, drawn up on June 30th, 2009 and audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes.

From the strategic standpoint, the implementation of the corporate restructuring aimed at enabling the integration of the businesses and activities into a single life insurance and pension plan company for all business, financial and legal purposes, as well as the rationalization and simplification of the formation of the equity structure of the companies of Santander Brasil Group, as well as the reduction of administrative costs, specially the ones related to the legal and accounting obligations.

As a consequence of the merger, the mergee was extinguished and all of its assets, rights, duties, obligations and responsibilities were assumed by the mergor, without discontinuance of the activities, irrespective of any formalities other than the ones provided for by law.

The merger was submitted to Superintendência de Seguros Privados – SUSEP for approval, which is still pending homologation.

c. Companies involved	Real Seguros Vida e Previdência (mergee); Santander Seguros (mergor)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

As allowed by the provisions of paragraph 1 of article 226 of the Corporation Law, the shares issued by Real Seguros Vida e Previdência SA held by Santander Seguros were extinguished by virtue of the merger.

Taking into consideration that all shares of the company merged were held by the mergor (AAB Dois was merged on the same date), there was no increase in the capital stock of Santander Seguros as a consequence of the merger; therefore, that net equity of the company merged was reported by the mergor as reclassification of assets and liabilities.

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the merger: Real Seguros Vida e Previdência SA
		Shareholders	ON Shares	%
		Santander Seguros	99,309,064	50
		AAB Dois	99,309,064	50
		Total	198,618,128	100
	Santander Seguros
		Shareholder	ON Shares	% ON Shares	PN Shares	% PN Shares	Total	% Total
		Santander Brasil	5,625,784,887	100	5,625,403,234	100	11,251,188,121	100
		Total	5,625,784,887	100	5,625,403,234	100	11,251,188,121	100
	2. Corporate structure of the companies involved after the merger: Santander Seguros There was no change in the corporate structure.

a. Event	Merger of Real Capitalização SA into Santander Capitalização as
b. Major conditions of the transaction

In Extraordinary General Meetings held on September 30th, 2009, the merger of company Real Capitalização was approved pursuant to the terms of the Private Instrument of Protocol and Justification executed between the parties involved on August 31st, 2009.

The merger was approved based on balance sheets of the companies involved drawn up on June 30th, 2009 and audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes.

From the strategic standpoint, the implementation of a corporate restructuring aimed at enabling the unification of the capitalization transactions carried out separately by the companies involved, for all business, financial and legal effects, as well as the reduction of administrative costs, specially the ones related to the legal and accounting obligations, as well as the rationalization and simplification of the corporate structure of Santander Brasil Group.

As a consequence of the merger, the mergee was extinguished and all of its assets, rights, duties, obligations and responsibilities were assumed by the mergor, without discontinuing its activities, irrespective of any formalities other than the ones provided for by law.

The merger was submitted to Superintendência de Seguros Privados – SUSEP for approval and was duly approved.

c. Companies involved	Real Capitalization SA (mergee); and Santander Capitalização SA (mergor)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

As allowed by the provisions of paragraph 1 of article 226 of the Corporation Law, the shares issued by Real Capitalização SA held by Santander Capitalização SA were extinguished by virtue of the merger.

Taking into consideration that all shares of the company merged were held by the mergor, there was no increase in the capital stock of Santander Capitalização SA as a consequence of the merger; therefore, the net equity of the company merged was reported by the mergor as reclassification of assets and liabilities.

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the merger: Real Capitalização SA
		Shareholders	ON Shares	%
		Santander Capitalização SA	5,118,000	100
		Total	5,118,000	100
	Santander Capitalização SA
		Shareholders	ON Shares	%
		Santander Seguros	64,614,988	99.99
		Santander Brasil	01	0.01
		Total	64,614,989	100
	2. Corporate structure of the companies involved after the merger: Santander Capitalização SA There was no change.

a. Event	Partial spinoff of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários SA, with transfer of the spunoff portion into Santander SA Corretora de Câmbio e Títulos
b. Major conditions of the transaction

In Extraordinary General Meetings held on September 30th, 2009, the partial spinoff of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários SA, with transfer of the spunoff portion into Santander SA Corretora de Câmbio e Títulos was approved pursuant to the terms of the Private Instrument of Protocol and Justification executed between the parties involved on September 22nd, 2009.

The partial spinoff was approved based on the balance sheet of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários SA drawn up on August 31st, 2009, audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes.  The accounting net equity of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários SA spun off to Santander SA Corretora de Câmbio e Títulos was R$1,000,000.00.

By virtue of the partial spinoff of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários SA, all assets, rights and obligations related to the activities carried out by ABN AMRO Corretora de Câmbio e Valores Mobiliários deriving from brokerage and intermediation services rendered to clients were transferred to Santander SA Corretora de Câmbio e Títulos.

Based on the appraisal report of the net equities of the companies involved in the partial spinoff, appraised according to their accounting value, elaborated by Deloitte Touche Tohmatsu Auditores Independentes, the ratios governing the replacement of shares of the companies merged with shares of the mergor were approved: (i) each 1000 common or preferred shares issued by ABN AMRO Real Corretora de Câmbio e Valores Mobiliários SA having been replaced with 36,7042, shares issued by Santander SA Corretora de Câmbio e Títulos; and (ii) each 1000 common or preferred shares issued by ABN AMRO Real Corretora de Câmbio e Valores Mobiliários have been replaced with 23,2515 preferred shares insured by Santander SA Corretora de Câmbio e Títulos.

From the strategic standpoint, the partial spinoff represented an essential step in the process of consolidation of the investments of Santander Brasil Group, with the consequence strengthening of its operating and organizational structure, as it enabled the integration of brokerage transactions and intermediation services rendered to clients into only one company of Santander Brasil Group.

As a consequence of the partial spinoff, Santander SA Corretora de Câmbio e Títulos received the assets, liabilities and obligations that make up the equity of ABN AMRO Corretora de Câmbio e Valores Mobiliários SA, except for those that remained in the latter, as determined by the appraisal report, without discontinuance of the activities.

The partial spinoff was submitted to the Central Bank for approval, which is still pending.

c. Companies involved	ABN AMRO Real Corretora de Câmbio e Valores Mobiliários SA (transferee) Santander SA Corretora de Câmbio e Títulos (transferor)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

The partial spinoff resulted in (i) the reduction of the capital of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários SA at the amount of R$1,000,000.00, corresponding to the amount of the spun off portion transferred to Santander SA Corretora de Câmbio e Títulos, without the cancellation of shares; and (ii) increase of the capital stock of Santander SA Corretora de Câmbio e Títulos at the amount of R$1,000,00.00, corresponding to the portion of the equity transfer to Santander SA Corretora de Câmbio e Títulos, upon the issuance of 167,875,960 shares, of which 102,771,760 are common shares and 65,104,200 are preferred shares.

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved, before the partial spinoff: ABN AMRO Real Corretora de Câmbio e Valores Mobiliários as
		Shareholder	ON Shares	PN Shares	Total	% Total
		Santander Brasil	1,400,000,000	1,400,000,000	2,800,000,000	100
		Total	1,400,000,000	1,400,000,000	2,800,000,000	100
	Santander SA Corretora de Câmbio e Títulos
		Shareholder	ON Shares	PN Shares	Total	% Total
		Santander Brasil	22,574,322,158	14,300,414,837	38,874,736,995	99.99
		Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda.	1,723	100,000	101,723	0.01
		Total	22,574,323,881	14,300,514,837	36,874,838,718	100.00
	ABN AMRO Real Corretora de Câmbio e Valores Mobiliários SA There was no change. Santander SA Corretora de Câmbio e Títulos
		Shareholder	ON Shares	PN Shares	Total	% Total
		Santander Brasil	22,677,083,640	14,365,519,036	37,042,602,676	99.99
		Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda.	12,001	100,001	112,002	0.01
		Total	22,677,095,641	14,365,619,037	37,042,714,678	100.00

a. Event	Merger of Santander Brasil SA Corretora de Títulos e Valores Mobiliários into Santander SA Corretora de Câmbio e Títulos
b. Major conditions of the transaction

In Extraordinary General Meetings held on September 30th, 2009, the merger of Santander Brasil SA Corretora de Títulos e Valores Mobiliários into Santander SA Corretora de Câmbio e Títulos was approved pursuant to the terms of the Private Instrument of Protocol and Justification executed between the parties involved on September 22nd, 2009.

The merger was approved based on the balance sheet of Santander Brasil SA Corretora de Títulos e Valores Mobiliários drawn up on August 31st, 2009, audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes. The value of the net equity of the mergee transferred to Santander Brasil SA Corretora de Títulos e Valores Mobiliários was R$940,930.78.

Based on the appraisal report of the net equities of the companies involved in the merger, appraised according to their accounting value, elaborated by Deloitte Touche Tohmatsu Auditores Independentes, the following ratio was approved for the replacement of shares of the companies merged with shares of the mergor: (i) each 1000 common shares or preferred shares issued by Santander Brasil SA Corretora de Títulos e Valores Mobiliários were replaced with 7,109.6393 common shares issued by Santander SA Corretora de Câmbio e Títulos, and (ii) each lot of 1000 common or preferred shares issued by Santander Brasil SA Corretora de Títulos e Valores Mobiliários was replaced with 4,503.8508 preferred shares issued by Santander SA Corretora de Câmbio e Títulos.

From the strategic standpoint, the merger aimed at unifying the activities carried out separately by Santander Brasil SA Corretora de Títulos e Valores Mobiliários and by Santander SA Corretora de Câmbio e Títulos and to simplify the corporate structure of Santander Brasil group, with the consequent reduction of the administrative costs, especially the ones related to the legal and accounting obligations.

As a consequence of the merger, the mergee was extinguished and all of its assets, rights, duties, obligations and responsibilities were assumed by the mergor, without discontinuance of its activities, irrespective of any formalities other than the ones provided for by law.

The merger was submitted to the Central Bank for approval, which is still pending.

c. Companies involved	Santander Brasil SA Corretora de Títulos e Valores Mobiliários (mergee) Santander SA Corretora de Câmbio e Títulos (mergor)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

The merger entailed an increase in the capital stock of Santander SA Corretora de Câmbio e Títulos at the amount of R$940,930.78 upon the issuance of 157,959,701 shares, of which 96,701,034 are common shares and 61,258,667 are preferred shares.

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the merger: Santander Brasil SA Corretora de Títulos e Valores Mobiliários
		Shareholder	ON Shares	PN Shares	Total	% Total
		Santander Brasil	9,201,397	4,400,000	13,601,397	99.99
		Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda.	1	-	1	0.01
		Total	9,201,398	4,400,000	13,601,398	100.00
	Santander SA Corretora de Câmbio e Títulos
		Shareholder	ON Shares	PN Shares	Total	% Total
		Santander Brasil	22,574,322,158	14,300,414,837	38,874,736,995	99.99
		Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda.	1,723	100,000	101,723	0.01
		Total	22,574,323,881	14,300,514,837	36,874,838,718	100.00
	2. Corporate structure of the mergor after the merger: Santander SA Corretora de Câmbio e Títulos
		Shareholder	ON Shares	PN Shares	Total	% Total
		Santander Brasil	22,773,779,445	14,426,777,699	37,200,557,144	99.99
		Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda.	17,230	100,005	117,235	0.01
		Total	22,773,796,675	14,426,877,704	37,200,674,379	100.00

a. Event	Merger of ABN Leasing into Santander Leasing
b. Major conditions of the transaction

In Extraordinary General Meetings held on September 30th, 2009, the merger of company ABN Leasing into Santander Leasing was approved pursuant to the terms of the Private Instrument of Protocol and Justification executed between the parties involved on September 14th, 2009.

The merger was approved based on the balance sheets of the companies involved drawn up on June 30th, 2009, audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes.  The value of the net equity of the mergee transferred to Santander Leasing was R$610,544,702.21.

Based on the appraisal report of the net equity of the companies involved in the merger, elaborated on June 30th, 2009 by KPMG Corporate Finance Ltda. according to the market value and pursuant to the terms of article 264 of the Corporation Law, the following ratio was approved for the replacement of shares of the companies merged with shares of the mergor: each common share issued by ABN Leasing was replaced with 25.830580 common shares issued by Santander Leasing.

From the strategic standpoint, the merger aimed at simplifying the corporate structure of Santander Brasil, with the consequent reduction of administrative costs, especially the ones related to the legal and accounting obligations. From the corporate standpoint, the merger entailed an economy by virtue of the elimination of the abovementioned legal entity.  From the economic and financial standpoint, the merger entailed a greater operating efficiency by virtue of the uniformization of the accounting, financial and operating management, better internal controls, smaller management costs and equalization of procedures and information to the regulatory bodies of Santander Brasil Group.

As a consequence of the merger, the mergee was extinguished and all of its assets, rights, duties, obligations and responsibilities were assumed by the mergor, without discontinuance of the activities, irrespective of any formalities other than the ones provided for by law.

The merger was submitted to the Central Bank for approval and was duly approved by that body.

c. Companies involved	ABN Leasing (mergee) Santander Leasing (mergor)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

The transaction entailed an increase of the capital stock of Santander Leasing at the amount of R$610,544,702.21, as a consequence of which the capital stock, initially equal to R$8,559,283,645.56, became equal to R$9,169,828,347.77 upon the issuance of a total number of 497,858,376 common nominative nonpar shares.

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the merger: Santander Leasing
		Shareholder	ON Shares	%ON Shares
		Santander Brasil	7,662,541,177	76.40
		Banco Bandene	2,365,566,287	23.59
		Minority shareholders	857,005	0.00
		Total	10,028,964,469	100.00
	ABN Leasing
		Shareholder	ON Shares	%ON Shares
		Santander Brasil	19,273,988	99.99
		Board Members	03	0.00
		Total	19,273,991	100.00
	2. Corporate structure of the companies involved after the merger: Santander Leasing
		Shareholder	ON Shares	%ON Shares
		Santander Brasil	8,160,399,466	77.52
		Banco Bandepe	2,365,566,287	22.47
		Minority shareholders	857,083	0.01
		Total	10,526,822,836	100.00

a. Event	Global Offer of Shares
b. Major conditions of the transaction

In the meeting of the Board of Directors of Santander Brasil held on September 18th, 2009, the global offer was approved.

In the same meeting, the listing of Santander Brasil and the dealing in of Units issued by Santander Brasil in Level 2 of BM&FBOVESPA was approved.

The Global Offer was coordinated observing a firm settlement regime. The coordinators of the Global Offer were: (i) Santander Brasil, Banco de Investimentos Credit Suisse (Brasil) SA, Banco Merrill Lynch de Investimentos SA and Banco BTG Pactual SA, in relation to the distribution of the Units in Brazil; and (ii) Santander Investments Securities, Inc, Credit Suisse Securities (USA), LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, in relation to the distribution of the Units abroad as ADRs, representing ADSs.

Pursuant to article 14, paragraph 2 of CVM Instruction No. 400/03, the total number of Units initially offered (without taking into consideration the Units of the supplementary lot) could have suffered, but has not, an increase of up to 4.76%, that is, up to 25 million additional Units represented by ADSs, under the same conditions and for the same price as the Units initially offered.

Still pursuant to the terms of article 24 of CVM Instruction No. 400/03, the total number of units/ADSs initially offered in the global offer (without considering the additional units mentioned above) suffered an increase of 6.85%, that is, 35,955,648 units represented by ADSs, under the same conditions and for the same price as the units/ADSs initially offered, as per the option of a supplementary lot granted to Credit Suisse Securities (USA), LLC and intended to meet an excessive demand throughout the global offer.

The Brazilian offer was intended to the retail, to non institutional investors and, in the institutional offer, to institutional investors.

On October 6th, 2009, the price of the units issued in the global offer was fixed and R$23.50 per unit and US$13.40 per ADS.  The units started to be negotiated at BM&FBOVESPA and NYSE as ADSs as of October 7th, 2009.

The other characteristics in terms of the global offer were reflected (i) in the Final Prospectus for the Public Offer of Primary Distribution of Share Deposit Certificates (Units) issued by Santander Brasil dated October 6th, 2009, available at www.santander.com.br/ri and on the web site of the Brazilian Securities’ Commission (CVM) and; (ii) at the Form-F1 also available on the web site of the company and on the web site of the Brazilian Securities’ Commission, as well as on SEC`s web site (www.sec.gov).

On October 14th, 2009, the Central Bank homologated the increase in the capital stock of Santander Brasil as a consequence of the global offer.  On October 29th, 2009, the Central Bank homologated the increase of the capital stock deriving from the partial exercise of the Supplementary Lot Option of the International Offer.

The result of the global offer was disclosed pursuant to the terms of the Notice of Termination published on the issue of November 10th, 2009 of newspaper Valor Econômico.

c. Companies involved	Santander Brasil

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

As a consequence of the Global Offer, the capital stock of Santander Brasil was increased by 560,955,648 units (30,852,560,640 Common Shares and 28,047,782,400 Preferred Shares), totaling R$12,989 million, less the costs of issuance.

e. Corporate structure before and after the transaction	1. Corporate structure before the transaction Santander Brasil
		Shareholder	CN Shares	% CN Shares	PN Shares	% PN Shares	Total	% Total
		Grupo Empresarial Santander SL	74,967,225,596	41.19	63,531,985,888	40.17	138,499,211,484	40.72
		Sterrebeck BV	98,527,083,105	54.09	86,492,330,355	54.69	186,010,413,460	54.89
		Santander Seguros	7,239,680	0.00	9,525,465	0.01	16,765,145	0.00
		Santander Insurance Holding SL	4,742,356,648	2.61	4,122,133,988	2.61	8,865,490,636	2.61
		Minority Shareholders	2,744,266,085	1.51	3,998,627,055	2.52	6,742,893,140	1.98
		Total	181,989,171,114	100.00	158,154,602,751	100.00	340,143,773,865	100.00
	Base-date 08.31.2009 2. Corporate structure after the transaction Santander Brasil
		Shareholder	CN Shares	% CN Shares	PN Shares	% PN Shares	Total	% Total
		Grupo Empresarial Santander SL	74,967,225,596	35.22	63,531,985,888	34.11	138,499,211,484	34.71
		Sterrebeck BV	98,527,083,105	46.76	86,492,330,355	46.45	186,010,413,460	46.62
		Santander Seguros	7,239,680	0.00	9,525,465	0.01	16,765,145	0.00
		Santander Insurance Holding SL	4,743, 356,648	2.23	4,122,133,988	2.21	8,865,490,636	2.22
		Minority Shareholders	33,596,826,725	15.79	32,046,409,455	17.23	65,643,236,180	16.45
		Total	212,841,731,754	100.00	186,202,385,151	100.00	399,044,116,905	100.00
	Base date 10.29.2009

a. Event	Merger of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários into Santander Brasil Asset
b. major conditions of the transaction

In an Extraordinary General Meeting and Partners’ Meeting held on November 30th, 2009, the merger of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários into Santander Brasil Asset was approved pursuant to the terms of the Private Instrument of Protocol and Justification of Merger executed between the parties involved on November 25th, 2009.

The merger was approved based on the balance sheet of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários drawn up on September 30th, 2009.  The balance sheet was based on the accounting value and was audited by specialized company Deloitte Touch Tohmatsu Auditores Independentes.

The value of the net equity of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários transferred to Santander Brasil Asset was R$133,942,398.60.

Based on the appraisal report of the net equity of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. dated September 30th, 2009, the following ratio was approved for the replacement of shares of the company merged with shares of the mergor:  each quota of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. corresponds to 112,563061 new shares issued by Santander Brasil Asset.

The merger allowed the unification of the activities carried out separately by the mergee and mergor, as well as the simplification of the corporate structure of Santander Brasil Group, with the consequent reduction of administrative costs, especially the ones related to the legal and accounting obligations.

The merger was submitted to the Central Bank for approval, which is still pending.

c. Companies involved	Santander Asset Management Distribuidora de Títulos e Valores Mobiliários (mergee) Santander Brasil Asset (mergor)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

As a consequence of the merger of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários  Ltda., the capital stock of Santander Brasil Asset was increased by R$68,00,000.00 upon the issuance of 7,654,288,149 new common shares, being initially equal to R$35,676,394.22 and increasing to R$103,676,397.22 divided into 12,493,834,153 common nominative nonpar shares.

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the merger: Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda.
		Shareholders	ON Shares	%
		Santander Brasil Santander Brasil Leasing	67,999,9937	99.99 0.01
		Total	68,000,000	100
	Santander Brasil Asset
		Shareholders	ON Shares	%
		Santander Brasil Board Members	4,839,546,001 3	99.99 0.01
		Total	4,839,546,004	100
	2. Corporate structure of the companies involved after the merger: Santander Brasil Asset
		Shareholders	ON Shares	%
		Santander Brasil Santander Brasil Leasing Board Members	12,493,833,362 788 3	99.99 0.01 0.00
		Total	12,493,834,153	100

a. Event	Merger of Santander Brasil Leasing into Santander Leasing
b. Major conditions of the transaction

In Extraordinary General Meetings held on November 30th, 2009, the merger of Santander Brasil Leasing into Santander Leasing was approved pursuant to the terms of the Private Instrument of Protocol and Justification of Merger executed between the parties involved on November 13th, 2009.

The merger was approved based on the balance sheets of the companies involved drawn up on September 30th, 2009 and audited by specialized company Deloitte Toche Tohmatsu Auditores Independentes. The value of the net equity of the mergee transferred to Santander Leasing was R$546,274,494.57.

Based on the appraisal report (elaborated by KPMG Corporate Finance Ltda.) of the net equity of the companies involved in the merger which, on September 30th, 2009, were appraised according to the market value pursuant to article 264 of the Corporation Law, the following ratio was approved for the replacement of shares of the company merged with shares of the mergor: each common share issued by Santander Brasil Leasing was replaced with 5.953164 common shares issued by Santander Leasing.

From the strategic standpoint, the merger aimed at simplifying the corporate structure of Santander Brasil Group, with the consequent reduction of administrative costs, especially the ones related to the legal and accounting obligations.  From the corporate standpoint, the merger entailed economy as a consequence of the elimination of the abovementioned company.  From the economic and financial standpoint, the merger entailed a better operating efficiency as a consequence of uniformization of the accounting, financial and operating managements, better internal controls, smaller management costs and equalization of procedures and information to the regulatory bodies of Santander Brasil Group.

As a consequence of the merger, the mergee was extinguished and all of its assets, rights, duties, obligations and responsibilities were assumed by the mergor, without discontinuance of the activities, irrespective of any formalities other than the ones provided for by law.

The merger was submitted to the Central Bank for approval and was duly approved by that body.

c. Companies involved	Santander Brasil Leasing (mergee) Santander Leasing (mergor)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

The merger entailed an increase of the capital stock of Santander Leasing at the amount of R$546,274,494.57.  As a consequence, the capital stock initially equal to 9,169,828,347.77, became equal to R$9,716,102,842.34, upon the issuance of 517,830,328 common nominative nonpar shares.

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved, before the merger: Santander Leasing
		Shareholder	ON Shares	%ON Shares
		Santander Brasil	8,160,399,466	77.52
		Banco Bandepe	2,365,566,287	22.47
		Minority shareholders	857,083	0.01
		Total	10,526,822,836	100.00
	Santander Brasil Leasing
		Shareholder	ON Shares	%ON Shares
		Santander Brasil	86,984,049	99.99
		Board Members	03	0.00
		Total	86,984,052	100.00
	2. Corporate structure of the companies involved after the merger: Santander Leasing
		Shareholder	ON Shares	%ON Shares
		Santander Brasil	8,678,229,776	78.57
		Banco Bandepe	2,365,566,287	21.41
		Minority shareholders	857,101	0.02
		Total	11,044,653,164	100.00

Free English Translation

Fiscal Year 2010

a. event	Merger of Santander Corretora into Santander CCVM
b. major conditions of the transaction

In Extraordinary General Shareholders´ Meetings held on March 31, 2010, the merger of Santander Corretora into Santander CCVM was approved.

The merger was approved based on balance sheets of involved  companies on February 28, 2010, and audited by the specialized company Deloitte Touche Tohmatsu Auditores Independentes. The net equity of mergee company and conveyed to Santander CCVM was of R$257,585,545.77.

Based on valuation reports of net equity for the companies involved in the merger, following is the approved list of mergee and mergor company´s shares: 1,000 shares of Santander Corretora, ordinary or preferable, correspond to 473.64212 shares issued by Santander CCVM.

The merger was made to allow the unification of the activities that were developed independently by Santander Corretora and by Santander CCVM, as well as to simplify the corporate structure of Grupo Santander Brasil, with consequent decrease of administrative costs, particularly those related to legal and accounting obligations.

Due to the merger, the mergee company was wound-up and all its assets, rights, holdings, obligations and responsibilities were assumed by the mergor company, without interruption, independently of any other formalities in addition to those provided for by law.

The merger is presently awaiting for approval by Bacen.

c. companies involved	Santander Corretora and Santander CCVM.

d. effects of the transaction in the corporate structure, particularly the participation of the controlling shareholder,  by means shareholders with more than 5% of the capital stock and of the managers of the issuer

As a result of the merger, Santander CCVM´s capital stock was increased by R$158,592,732.71, from R$37,105,254.32 to R$195,697,987.03, upon issuance of a total of 17,619,806,174 shares, being 8,809,903,087 common shares and 8,809,903,087 preferred shares.

e. corporate structure before and after the transaction	1. Corporate structure of the companies involved, before the merger: Santander Corretora
	Shareholders	Common shares	Preferred shares	Total	%
	Santander Brasil	22,773,794,945	14,426,777,699	37,200,572,644	99.99
	Santander Brasil Asset	1,730	100,005	101,735	00.01
	Total shares	22,773.796.675	14,426,877.704	37,200,674,379	100.00
	Santander CCVM
	Shareholders	Common shares	Preferred shares	Total	%
	Santander Brasil	1,400,000,000	1,400,000,000	2,800,000,000	100,00
	Total de Ações	1,400,000,000	1,400,000,000	2,800,000,000	100,00
	2. Corporate structure of the companies involved, after the merger: Santander CCVM
	Shareholders	ON	PN	Total	%
	Santander Brasil	10,209,878,994	10,209,,878,994	20,419,757,988	99.99
	Santander Brasil Asset	24,093	24,093	48,186	0.01
	TOTAL	10,209,903,087	10,209,903,087	20,419,806,174	100.00

Free English Translation

a. event	Deregistration of Agropecuária Tapirapé S.A. as Incentive Company with CVM
b. major conditions of the transaction

 Santander Brasil, in the capacity of controlling shareholder of Agropecuária Tapirapé S.A. (“Tapirapé”), a company beneficiary of resources from tax incentives from Fundo de Investimento Regional da Amazônia – FINAM, has published a Material Fact on September 1st, 2010, informing the minority shareholders of Tapirapé that the  Extraordinary Shareholders´s General Meeting held on August 31, 2010, approved the Deregistration, upon the Public Offer for the Acquisiton of Shares.

c. companies involved	Santander Brasil and Agropecuária Tapirapé S.A.

d. effects of the transaction in the corporate structure, particularly the participation of the controlling shareholder,  by means  shareholders with more than 5% of the capital stock and of the managers of the issuer

As resolved by the Shareholders´s Annual Meeting of Tapirapé held on August 31, 2010, Santander Brasil published a Call for Public Offer for the acquisition of up to the total of preferred shares issued by Tapirapé, in the possession of minority shareholders, under following terms and conditions:

The total price of share acquisition of such Public Offer, paid in cash in lawful currency of the country, was R$ 65.042,86, equivalent to R$ 11,975670 by lot of one thousand (1,000) shares, calculated based on Tapirapé´s balance sheet on July 31, 2010, duly audited by an independent auditor registered with CVM, such value being higher than the net asset value of shares issued by Tapirapé, computed in their financial statements on December 31, 2009.

No minority shareholder adhered to the public offer.

Deregistration was granted by CVM on October 29, 2010, according to Official Letter/CVM/SEP/GEA-3/nº 1039/2010.

e. corporate structure before and after the transaction	1. Corporate structure of the companies involved, before deregistration of public company: Tapirapé
	Shareholders	ON	%	PN	%	Total	%
	Santander Brasil	199,728,688	100	379,265,297	98,59	578,993,985	99.07
	PGM Projetos Sistemas Avançados	-	0	397,342	0	397,342	0
	Minority shareholders	-	0	5,033,908	1,31	5,033,908	0.86
	TOTAL	199,728,688	100	384,696,547	100	584,425,235	100
	2. Corporate structure of the companies involved, after deregistration of public company: No changes were made to the corporate structure.

Free English Translation

a. event	Merger of Real Corretora de Seguros S.A. by Santander S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros S.A.
b. major conditions of the transaction

In Extraordinary Shareholders´ Meetings held on October 29, 2010, the merger of Real Corretora de Seguros S.A. ("Real Corretora") by Santander S.A – Serviços Técnicos, Administrativos e de Corretagem de Seguros S.A. ("Santander Serviços") was approved.

The merger was approved based on balance sheets of involved  companies on 30 de September de 2010, and audited by the specialized company Deloitte Touche Tohmatsu Auditores Independentes. The net equity of mergee company and conveyed to Santander CCVM was of R$79,835,330.95.

Based on valuation reports of net equity for the companies involved in the merger, following is the approved list of mergee and mergor company´s shares: 6,433,279.90 common shares issued by Santander Serviços for each common share issued by Real Corretora.

The merger was made to allow the unification of the activities that were developed independently by Real Corretora and by Santander Serviços, as well as to simplify the corporate structure of Grupo Santander Brasil, with consequent decrease of administrative costs, particularly those related to legal and accounting obligations.

Due to the merger, the mergee company was wound-up and all its assets, rights, holdings, obligations and responsibilities were assumed by the mergor company, without interruption, independently of any other formalities in addition to those provided for by law.

The merger is presently under registration with Trade Board.

c. companies involved	Real Corretora and Santander Serviços

d. effects of the transaction in the corporate structure, particularly the participation of the controlling shareholder, by means shareholders with more than 5% of the capital stock and of the managers of the issuer

As a result of the merger, Santander Serviços´s capital stock was increased by R$62,159,734.44, from R$44,402,250.88 to R$106,561.985.32, upon issuance of a total of 60,344,165,462 common shares, nominative and without par value.

e. corporate structure before and after the transaction	1. Corporate structure of the companies involved, before the merger: Real Corretora de Seguros S.A.
	Shareholder	Common shares	%
	Santander Advisory Services S.A.	9,380	100%
	Total shares	9,380	100%
	Santander S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros S.A.
	Shareholders	Common shares	%
	Santander Advisory Services S.A.	50,425,266,743	99.99
	Minoritários	42,895	0.0001
	Total shares	50,425,309,638	100
	2. Corporate structure of the companies involved, after the merger: Santander S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros S.A.
	Shareholders	ON	%	Total	%
	Santander Advisory Services S.A.	110,769,432,205	100%	110,769,432,205	100%
	Minority shareholders	42,895	0%	42,895%
	TOTAL	110,769,475,100	100%	110,769,475,100	100%

Free English Translation

6.6. Indicate if any petition for bankruptcy was submitted, provided that based on a relevant amount, or whether a request for judicial or extrajudicial recovery of Santander Brasil was made, in the current status of such petitions

No petition for bankruptcy, judicial or extrajudicial recovery was made involving Santander Brasil.

Free English Translation

6.7. Provide other information Santander Brasil deems relevant.

2009

Transfer of Santander Brasil and Santander Investimentos em Participações S.A. Interests in Cielo

Within the scope of a public offer of distribution of shares issued by Cielo performed in 2009, Santander Brasil transferred 86,663,769 shares, and Santander Investimentos em Participações S.A. transferred 18,043,207 common shares issued by such company.

The partial sale of Cielo shares held by Santander Investimentos em Participações S.A. and Santander Brasil intended to exercise company´s market value and, consequently, the realization of part of the investment.

Transfer of Santander Brasil interest in Visa Vale, Cielo, TecBan, Serasa and Visa, Inc. to Santusa

On September 25, 2009 the sale of Santander Brasil interest in Visa Vale Cielo was made to Santusa, as provided for in the agreements of purchase and sale of shares executed on September 21, 2009.

The sale prices agreed by the parties were (i) R$280,151,937.60 for the acquisition of 306,452 shares, being 200,000 common shares and 106,452 preferred shares of  Visa Vale (corresponding to 15.32% of capital stock of that company), and  (ii) R$1,709,801,151.60 for the acquisition of 98,264,434 shares of Cielo (corresponding to 7.2% of the capital stock of that company).

In October 06, 2009 the interest held by Santander Brasil in TecBan, Serasa and Visa, Inc. to Santusa interest in Visa was sold to Santusa, as provided for in the agreements of purchase and sale of shares executed on September 28, 2009.

The sale prices agreed by the parties were (i) R$58,606,292.80 for the acquisition of 781,970,571 shares of TecGan (corresponding to 20.82% of capital stock of that company),  (ii) R$149,134,579.20 for the acquisition of 143,082 shares of Serasa (corresponding to 3.83% of the capital stock of that company), and (iii) R$ 45,980,152.99 for the acquisition of 1,917,630 common shares class "C" of Visa, Inc.

On September 21, 2009, Santander Brasil disclosed a material fact about the sale of such interests, informing that the sale price of such interests was established on an arms´ length basis, based on the respective market values, and that the capital gain recognized by Santander Brasil with sales was estimated on R$ 2.1 billion before taxes.

Getnet Partnership – "Santander Conta Integrada"

Free English Translation

On November 17, 2009, Santander Brasil communicated to the market that it was negotiating with Getnet the execution of necessary agreements that would allow the parties to jointly explore, develop and commercialize, in the Brazilian market, services of capture and processing of credit and/or debit card transactions.

On January 14, 2010, the parties executed relevant process and corporate instruments in order to perform such association, which resulted in the interest of Santander Brasil and Getnet in the company Santander Getnet Serviços para Meios de Pagamento S. A., at 50% proportion.

On March 18, 2010, Santander Brasil communicated the launching of the solution "Santander Conta Integrada".

This is a solution for legal entities that brings together in the same package the financial products and services offered by Santander Brasil, as well as the affiliation and accrediting services to allow that a commercial establishment accepts credit and/or debit cards.

With the launching of "Santander Conta Integrada", Santander Brasil started to directly acting in the 'acquirance' market.

For more information about the solution "Santander Conta Integrada", please see available presentations on websites of Santander Brasil (www.santander.com.br/ri and www.santander.com.br/acionistas), as well as on the website of the Comissão de Valores Mobiliários– CVM (Brazilian Securities and Exchange Commission) (www.cvm.gov.br).

2010

Memorandum of Understanding for Sharing Outdoor ATM Network

On February 11, 2010, we, together with  Banco do Brasil S.A. (“Banco do Brasil”) and Banco Bradesco S.A., signed a non-binding memorandum of understanding to consolidate the operations of our respective outdoor ATMs, such as those installed in airports, gas stations, supermarkets, shopping centers, drugstores and bus terminals. After the consummation of this transaction, we will have a business model that will permit our clients to use approximately 11,000 outdoor ATMs. This model, which contemplates the creation of a brand to identify the consolidated network, would significantly increase the availability and penetration of the self-service network of each bank, and create efficiency gains when compared to the current way that the ATM network is used by each bank.

Reduction in Santander Insurance Holding, S.L.’s Shareholding Interest

On August 16, 2010, we filed with the SEC and CVM a registration statement on Form F-1 with respect to the sale by our shareholder Santander Insurance Holding, S.L. (“Santander Insurance Holding”), of its shares in the Bank, in the form of ADRs, in the United States market. A total of 4,538,420,040 common shares and 4,125,836,400 preferred shares held by Santander Insurance Holding, were converted to compose 82,516,728 Units/ADRs (equivalent to ownership position of 2.17% in our capital stock). As of December 31, 2010, Santander Insurance Holding sold all of those units, and its current equity participation in our capital stock is less than 0.05%.

Free English Translation

Allocation of additional funds to the Cayman Islands branch

On August 30, 2010, we approved the allocation of an additional capital of U.S.$3.5 billion to the Cayman Islands branch, which increased its capital from U.S.$3.6 billion to U.S.$7.1 billion. The increase was part of our strategy to improve our foreign trade operations, strengthen our foreign currency balance sheet, provide autonomy and diminish interdependency among Grupo Santander entities, and the redemption of all of the U.S.$500 million in Perpetual Non-Cumulative Junior Subordinated Securities issued on September 20, 2005.  We hedge the resulting U.S. dollar-denominated exposure from our investment in the Cayman Islands Branch through transactions in U.S. dollar futures.  See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Factors Affecting Financial Condition and Results of Operations—Cayman Offshore Hedge”.

Agreement with Strategic Partner in Brazil and Latin America

On October 18, 2010, Santander Spain reached an agreement with Qatar Holding, by which the latter will subscribe a bond issue amounting to U.S.$2.7 billion by Santander Spain, mandatorily exchangeable for existing or for new shares of our capital stock, at the option of Santander Spain. This transaction represents 5% of our share capital. The bonds will mature on the third anniversary of the issuance date. The conversion or exchange price will be R$23.75 per Unit and the bonds will pay an annual coupon of 6.75%. This investment represents the inclusion of Qatar Holdings as strategic partner of Santander Group in Brazil and in the rest of Latin America. The transaction allows us to advance in our commitment to have a free float of 25% by the end of 2014.

2011

Sale of Santander Seguros

On February 21, 2011, the board of directors approved the main terms and conditions of a transaction for the sale of the all the outstanding shares of the capital stock of our wholly-owned subsidiary, Santander Seguros, to a holding company headquartered in Spain (the “Holding”), to be initially held, directly or indirectly, by our controlling shareholder, Santander Spain (the “Transaction”). We expect to close the transaction by the end of 2011, pending regulatory approvals.

Free English Translation

The Transaction is part of the foreign strategic joint venture by and between Santander Spain and Zurich Financial Services Ltd. (“Zurich”), involving the acquisition, by the Holding, of all of the casualty, life and private pension insurance companies of  the Santander Group located in Argentina, Brazil, Chile, Mexico and Uruguay. Once the Transaction and/or the acquisition by the Holding is completed, Santander Spain will sell to Zurich 51% of Holding’s capital stock.

Santander Seguros main activity is the development of operations of life and personal insurance products as well as annuity and benefit plans and open-ended private pension entities and it is the majority shareholder of Santander Brasil Seguros S.A. (Santander  Brasil Seguros and, together with Santander Seguros, the “Insurance Companies”),  whose main activity is the development of operations of property and casualty insurance products.

The consummation of the Transaction will be subject to the fulfillment of certain conditions precedent that are customary in transactions of this nature, including the negotiation and execution of the definitive agreements and obtaining the necessary regulatory approvals.

As part of the Transaction, the Insurance Companies will enter into distribution agreements with us for a 25-year minimum term, pursuant to which the Insurance Companies will be granted exclusive access, for the term of the agreements, to our distribution channels, throughout our banking branch offices network, except for auto insurance, which will not be included in the Transaction. As a result of such agreements, we will be entitled to receive fees approximately equal to the fees we currently receive.

By partnering with Santander Spain and Zurich in the insurance business, the Transaction seeks to foster and strengthen our presence in the insurance market, broadening the array of products we offer and the range of our customer classes, which will enable us to increase our income in each insurance product category.

The Transaction will not include Santander Capitalização S.A. (“Capitalização”), which will remain under our control and in time, will be segregated, through a split-off, from Santander Seguros, that occurred on April 29, 2011, and which is pending legal and regulatory approvals for effectiveness.. Our business will continue to include the distribution of insurance products, which will be carried out by Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros.

As a result of the Transaction, we shall receive, on the closing date, a price calculated based on the amount of R$ 3,167 million, which is subject to certain adjustments, including a reduction for the spin-off of Capitalização to be held at book value.

Because Santander Seguros is currently our wholly-owned subsidiary, our shareholders have a right of first refusal to acquire Santander Seguros shares proportionally to their equity participation in the Bank, as required by article 253 of Law No. 6.404/76.  We will make the right of first refusal offer to our shareholders in due course.

Free English Translation

Acquisition of Santander Spain’s Credit Portfolio

On February 21, 2011, our board of directors approved the acquisition, from Santander Spain through ourCayman Islands branch, on market terms, a portfolio of trade and export financing agreements related to transactions carried out with Brazilian clients or their affiliate companies abroad, in an amount of up to U.S.$1.1 billion.

Free English Translation

7. Activities of Santander Brazil

 7.1. Briefly describe the activities undertaken by the issuer and its subsidiaries

Our business consists of three operating segments: Commercial Banking, Global Wholesale Banking and Asset Management and Insurance.

Commercial Banking: We focus on customer relationships, extending credit, services and products to individuals and corporations (other than global corporate customers and private banking who are served by our Global Wholesale Banking segment) through personal loans (including real estate and automobile financing, unsecured consumer financing, checking account overdraft loans, credit cards and payroll loans), leasing, commercial loans, working capital lines and foreign trade financing. Our product offering extends to private retirement plans, insurance, bill collection and processing services. Our business model is based on a tailored approach to each income class of our individual customers (high, mid and low income classes) in order to address their specific needs. We are particularly well positioned in the mid-income class (monthly income in excess of R$1,200 and below R$4,000) and the high income class (monthly income in excess of R$4,000). Our customers are serviced throughout Brazil primarily through our branch network, which, in December 2010, consisted of 2,201 branches, 1,495 on-site service units located at our corporate customers’ premises, and 18,312 ATMs, as well as our Internet banking platform and our call center operations. We believe our retail operations have benefited significantly from the integration with Banco Real, by improving our geographic coverage of Brazil and complementing our client portfolios. For example, Banco Real has historically had strong presence in the high-income class and small and medium-sized businesses, or SMEs, and in products such as automobile financing, while our strengths have been historically in the mid-income class and civil servant sectors, and in insurance products.

Global Wholesale Banking: We are a leading wholesale bank in Brazil and offer financial services and sophisticated and structured solutions to our customers, in parallel with our proprietary trading activities.  Our wholesale banking business focuses on servicing approximately 700 large local and multinational conglomerates, which we refer to as Global Banking & Markets, or “GB&M”, customers.  In the year ended December 31, 2010, Brazilian operations represented approximately 28.0% of the Santander Group’s wholesale banking business measured by profit before tax.  Our wholesale business provides our customers with a wide range of domestic and international services that are specifically tailored to the needs of each client.  We offer products and services in the following key areas: global transaction banking, credit markets, corporate finance, equities, rates, market making and proprietary trading.  Our customers benefit from the global services provided by the Santander Group’s integrated wholesale banking network and local market expertise.  Our proprietary trading desk is under strict risk control oversight and has consistently shown positive results, even under volatile scenarios.

Free English Translation

Asset Management and Insurance: According to ANBIMA, as of December 31, 2010, our Asset Management segment had R$121.6 billion in assets under management, approximately a 12% increase from the same period in 2009, which made us the fifth largest asset management company in Brazil with a 7.2% market share.  Our product offering includes fixed income, money market, equity and multi-market funds.   As part of our insurance business, we offer primarily bancassurance products related to our core banking business, such as home, credit life insurance and capitalization and pension products, to our retail and SME customers. As of December 31, 2010, according to SUSEP, Santander has become one of the largest insurance companies in Brazil in terms of issued premiums, ranking tenth in premiums, fourth in personal accident insurance, fifth in life insurance and first in credit life insurance.  We believe that our strong branch network and client base will allow us to further expand the bancassurance business in a coordinated manner to individuals and SMEs as well as large corporations.

The following chart sets forth our operating segments and their main focus.

Commercial Banking	Global Wholesale Banking	Asset Management and Insurance

•         Retail banking

–     Individuals

–     SMEs

•         Enterprises with annual gross revenues in excess of R$30 million but less than R$250 million

•         Corporations with annual gross revenues in excess of R$250 million (other than global corporate clients)

•         Consumer finance

	• Global corporate clients, or GB&M • Treasury	• Asset management • Insurance

Free English Translation

7.2 In regard to each operating segment disclosed in the latest financial statements at the close of the business year or, when applicable, the consolidated financial statements, provide the following information:

a. products and services sold

a.1. Retail Banking:

Our retail banking customer base includes individuals and SMEs with annual revenues of less than R$30 million and certain government institutions. Individual customers are divided into high income customers, with monthly income in excess of R$4,000; mid income customers, with monthly income between R$1,200 and R$4,000; and low income customers, with monthly income below R$1,200. We believe that our clear customer classifications allow us to target customers with products that fit their specific needs. Our focus is on high and mid income customers, areas in which we see growth as a result of continued high social mobility in Brazil, accompanied by rising income levels.

We follow different service models for each customer class:

•         High-income customers: Our model includes exclusive branches and differentiated areas in our regular branches (Van Gogh area) and is based on personal relationships with our account managers, to provide privacy, priority and special attention to these customers.

•         Mid-income customers: We use a multi-channel service model, supported by our account managers. We provide differentiated services to customers we view as upwardly mobile.

•         Low-income customers: Our emphasis is on serving customers through alternative channels. In our branches, these customers are served under a standardized model through pools of managers, with a sales-oriented approach. Differentiated services are offered to customers we view as upwardly mobile.

•         SMEs: For medium-sized enterprises, our model is centered on a relationship with the account manager while for small-sized enterprises, we rely more on multi-channel distribution. Special platforms are used to offer differentiated services to clients with a high earnings potential.

At December 31, 2010, our retail banking operations had approximately 22.8 million customers, consisting of approximately 21.8 million individuals and 1.0 million SMEs, an increase of 2,299 individuals and 111,000 SMEs, respectively, from December 31, 2009. At December 31, 2010, we had approximately 9.6 million current account holders, an increase of approximately 0.67 million retail customers from December 31, 2009.

Free English Translation

The range of products and services we offer to our retail customers includes:

•         current accounts, saving accounts and time deposits;

•         loans to individual customers, including consumer finance, personal loans and payroll loans;

•         credit cards;

•         loans to SMEs;

•         agricultural loans;

•         mortgages;

•         leasing;

•         insurance and asset management products;

•         private retirement plans; and

•         cash management services for SMEs.

In our retail banking business, we provide a broad range of products and services and centralize banking transactions of our customers in order to increase the number of products used per customer. Our goal is to be the bank of choice for our customers, in particular in the high and mid income classes. In the year ended December 31, 2010, our average individual customer had 13 banking transactions per month (including queries).

Deposit-Taking Activity

We offer our customers a variety of deposit products, such as:

•         current accounts (also referred to as demand deposits), which do not bear interest;

•         traditional savings accounts, which currently earn the Brazilian reference rate for savings accounts (taxa referencial) plus 0.5% per month, as set by the federal government; and

•         time deposits, which are represented by certificates of bank deposits, or “CDBs”, which normally have a maturity of less than 36 months and earn interest at a fixed or floating rate.

In addition, we accept deposits from financial institutions as part of our treasury operations, which are represented by certificates of interbank deposit, or CDIs, and which earn the interbank deposit rate.  In addition to representing a significant source of stable funding for us, we regard each account holder as a potential customer for the full range of products and services we offer.

The table below presents a breakdown of our deposits by product type at the dates indicated.

	At December 31,
	2010	2009	2008
	(in millions of R$)
Customer deposits
Current accounts	16,132	15,140	15,298
Savings accounts	30,303	25,216	20,643
Time deposits	68,916	74,634	88,880
Repurchase Agreements	52,598	34,450	30,674
Total customer deposits	167,949	149,440	155,495
Deposits from the Brazilian Central Bank and credit institutions
Time deposits	28,867	20,838	26,721
Demand deposits	344	195	66
Repurchase Agreements	13,180	164	31
Total	42,391	21,197	26,818

Free English Translation

Credit Operations

The following table shows a breakdown of our credit portfolio by client category at the dates indicated.

	At December 31,			Change, at December 31, 2010 vs. December 31, 2009
	2010	2009	2008	R$ million	%
	(in millions of R$)
Individuals	50,981	43,200	38,986	7,781	18
Consumer finance	26,969	25,101	24,026	1,868	7
Small and Medium Enterprises(1)	38,306	31,448	35,415	6,858	22
Corporations(2)	44,302	38,645	44,223	5,657	15
Total	160,558	138,394	142,649	22,164	16

(1)           Companies with annual gross revenues of up to R$250 million.

(2)           Companies with annual gross revenues exceeding R$250 million, including our global corporate clients.

Retail Lending

We offer our retail lending products to customers through our extensive branch network and on-site service units.  See “—Distribution Network”.  We divide our customers into separate categories based principally on their monthly income (for individuals) and annual gross revenues (for businesses).  We tailor our products and services to the needs of each customer classification.

We make credit available to our customers through the various loan products listed in the table below.  The table sets forth our managerial individual customer loan portfolio at the dates indicated.

Free English Translation

	At December 31,			Change, at December 31, 2010 vs. December 31, 2009
	2010	2009	2008	R$ million	%
	(in millions of R$)
Leasing/Auto Loans(1)	2,471	2,121	1,799	350	16.5
Credit cards	10,760	8,472	6,980	2,288	27.0
Payroll loans (2)	9,600	7,864	6,844	1,736	22.1
Mortgages	6,698	5,226	4,474	1,472	28.2
Agricultural Loans	2,817	3,073	3,422	(256)	(8.3)
Personal loans/Other	18,635	16,445	15,467	2,190	13.3
Total	50,981	43,200	38,986	7,781	18.0

(1) Including the loans to individuals in the consumer finance segment, the auto loan portfolio totaled R$24,173 million in the fourth quarter of 2010, R$22,575 million in the fourth quarter of 2009, and R$21,949 million in the fourth quarter of 2008.

(2) Including Payroll Loan acquired portfolio, Payroll loans totaled R$13,800 million in the fourth quarter of 2010, R$10,084 million in the fourth quarter of 2009 and R$7,288 million in the fourth quarter of 2008.

Payroll Loans

Payroll loans are a typical retail product with a differentiated method of payment.  Monthly installments are deducted directly from the customer’s payroll by their employer and then credited to the bank.  We believe that this significantly reduces the credit risk.  Our customers are typically employees from the public sector or state pension holders (together representing approximately 73.0% of our payroll loans portfolio).  No single entity is responsible for more than 10% of our payroll loans in the aggregate.  This product represents approximately 32% of the retail credit market in Brazil.  We had an approximate 7% of market share in payroll loans at December 31, 2010, according to the Central Bank.

Credit Cards

We participate in the credit card market through the issuance of cards from Visa and MasterCard for our customers (account or non-account holders). Our revenue from credit cards includes administration fees, interest on unpaid balances, annuities and rates charged on cash advances.

We sell our credit cards through our branch network and through our direct sales structure (telemarketing, customer service centers and direct marketing campaigns). As of December 31, 2010, the credit card segment had revenue growth of 24.1% and a market share of 10.3%. The commission income increased approximately 24% and the volume of funded portfolio increased 18.5% to R$ 3.0 billion.

Free English Translation

Our strategy is based on market share and profitability growth through product innovation and aggressive efforts to attract customers. Since 2006, we launched credit card products designed to suit the needs of different customer profiles and designed to encourage the demand for our products. These differentiated  credit cards helped us to increase the customer base in 2010 by 18.3%.

Almost all of the growth in supply of these products is due to innovations such as the "Santander Light", a credit card with lower interest rates than other cards, and "Santander Reward" a credit card based on "cash back" that rewards the client with a percentage of cash back based on their annual spending. Following the innovation strategy in 2010, we launched the Elite Platinum, the Style and the Ferrari cards, which we offer to the high income sector.

We also launched in 2010 the “Santander Conta Integrada”, an innovative financial solution for SMEs, which marked our entrance into the merchant acquisition market. In partnership with GetNet, the “Santander Conta Integrada” gives a merchant an integrated banking account, which enables the merchant to receive at a single terminal receivables related to transactions with Visa and MasterCard credit cards and/or debit cards as well as accept a great variety of regional cards. The “Santander Conta Integrada” also has a special credit line which gives merchants access to credit for use as working capital.  We are the first bank in Brazil to join financial services with credit card transaction services.

The new product includes transmission equipment that can be connected in both dialup and broadband, generating savings and flexibility for customers. We expect that the “Santander Conta Integrada” will be critical to expanding our customer base, with the goal of adding one million customers to our base in three years. In the first year of operation, we serviced 104,000 SMEs, which generated a volume of R$1,978 million in revenues.

Consumer Finance

We provide consumer finance products to deposit and non-deposit account holders through Aymoré Crédito, Financiamento and Investimento S.A. (which since December 2010 does business as Santander Financiamentos), a financing company specializing in providing consumer credit directly to borrowers or through intermediate agencies.

At December 31, 2010, we had over 25,000 active dealers, 1,400 sales employees and 142 branches throughout Brazil. Our core business, vehicle financing, comprised approximately 84.0% of our consumer finance business at December 31, 2010, and we had a 13.9% market share (12.7% Santander Financiamentos and 1.2% sales by branches) in terms of credit portfolio in the Brazilian vehicle finance business at the same date, according to the Central Bank. We specialize in the financing of goods and services through customer direct credit. We also finance various products and services, such as computer equipment, building materials, tourism, furniture, hospital and odontological equipment, and nautical equipment. We focus on offering fast credit approval, and our consumer finance business is supported by our long-standing relationships with important companies such as Renault, Peugeot, Citroën, Dell and CVC Viagens.

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Mortgages

We offer loans to our customers for the purchase of real estate secured by deeds of trust. In 2005, we were the first bank in Brazil to offer a mortgage product with monthly fixed installments with a maturity of up to 10 years. We are now offering mortgages with a maturity of up to 30 years. We also offer credit lines to corporate customers in the real estate construction industry for the financing of up to 80% of the project construction cost. As of December 31, 2010, we had a 7.9% market share in Brazil in terms of amounts outstanding, according to the Central Bank.

In addition, as a result of the acquisition of Banco Real and our strategy of launching innovative products, we believe we have achieved a leading position among private banks in the housing loan sector. For example, we have used the Santander Group’s expertise in certain products which have been successful in other countries to launch the first mortgage loan offered by a private bank in Brazil with fixed or inflation-index linked installments with a 30-year maturity. At December 31, 2010, total housing loans, including new construction loans, amounted to R$6.7 billion, representing approximately 13.1% of our retail portfolio compared to 12.1% in 2009.

On average, the loan-to-value ratio of our housing loans is 55%. We do not offer mortgage loans that do not meet the prime standards, that is, we do not make any loans for more than 80% of the value of the property to be purchased, borrowers must meet certain minimum monthly income levels as evidenced by recent payroll information and tax returns, and payments may not exceed 27% of borrowers’ monthly income.  Borrowers must provide satisfactory documentary evidence to confirm their employment or other types of revenue and to otherwise evaluate their credit risk profile.

Corporate Lending (for Customers Served by our Commercial Banking Segment)

We offer a wide range of credit products to our corporate customers, including general corporate and working capital financing, lease financing and foreign trade financing, as well as deposit-taking and other services. As of December 31, 2010, we had approximately 1.0 million SME customers, approximately 5,100  enterprise customers, which we define as companies with annual gross revenues of between R$30 million and R$250 million, and 650 corporate customers, which we define as companies with annual gross revenues exceeding R$250 million.  Our corporate customers include companies across all industry sectors.  Our SME and corporate client coverage is handled by our officers who are allocated according to customers’ geographic location.  We have client coverage officers in all the main economic hubs, throughout Brazil.

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The table sets forth our managerial retail corporations loan portfolio at the dates indicated.

	At December 31,			Change, December 31, 2010 vs. December 31, 2009
	2010	2009	2008	R$ million	%
	(in millions of R$)
Agricultural lending	112	156	208	(43)	(28)
Working capital loans	12,442	9,138	8,839	3,304	36
Buyer financing	38	31	35	7	22
Vendor financing	2	10	2	(7)	(76)
Discounted receivables	533	428	440	105	25
Comex	202	201	315	1	1
Overdraft facility	3,647	3,084	4,576	564	18
Refinancing	2,793	3,169	1,255	(376)	(12)
Resolution 2,770	58	115	154	(57)	(50)
Account overdraft loans	1,798	1,341	1,874	458	34
CDC/leasing(1)	2,551	2,466	2,750	85	3
Other(2)	1,141	2,072	3,510	69	3
Total(3)	26,318	22,210	23,957	4,108	18

(1)           Does not include Consumer Finance.

(2)           Other includes credit cards, mortgage finance products and other products.

(3)           Includes small and medium companies with annual gross revenues of up to R$30 million.

BNDES On-Lending

We provide medium- and long-term financing for the development of investment projects, the commercialization of machinery and equipment, exports and working capital.  On these transactions, we act as the Accredited Financial Institution, transferring resources from BNDES, according to the rules and credit limits previously set.

BNDES resources come from the Social Integration Program (Programa de Integração Social), or PIS/PASEP, the Worker Aid Fund (Fundo de Amparo ao Tabalhador), or FAT, the National Treasury and others.  These resources are devoted to finance the economic growth of the country by financing expansion projects, modernization and infrastructure adequacy, including the acquisition of machines, equipment and heavy vehicles.  These financings are generally granted at attractive interest rates and with a maturity rate of up to ten years, exceeding the available maturity for most other transactions in Brazil.

By financing loans with BNDES resources, Santander Brasil does not take risks on rates.  We take, however, the borrowers’ credit risks and therefore we apply the same credit analysis criteria that we use for our other loans. This product is offered to every segment, including our Global Banking & Markets clients.

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Agricultural Lending

Our agricultural lending program provides financing primarily for our global corporate clients and corporate medium and large-sized customers. We finance the principal steps of the agribusiness chain, providing loans for crop production, storage and sales, as well as hardware investments. Loans are usually secured by mortgages and liens in trust over the crop and equipment. Due to our established presence in this sector, such loans represent an important portion of our total credit portfolio.

We also offer to our agribusiness customers general working capital, account overdraft loans, fund management, leasing and trade finance, as well as BNDES funding. Our goal is to allocate loans across agribusiness customers keeping an average amount per transaction to approximately R$100,000 per transaction. This loan allocation process is carried out in stages, resulting in lower borrower default rates in the agricultural sector. As determined by the Central Bank, Brazilian banks may use funds from their reserve deposits at a fixed rate of 6.75% per annum to fund agribusiness loans. Central Bank regulations require banks to apply at least 29% of cash deposits to agribusiness loans. If a bank is unable to meet this threshold it is required to transfer the surplus amount to a non-interest bearing account with the Central Bank.

Leasing

We provide leasing for motor vehicles (including cars and vans), machinery, equipment and other items for personal and business-related use.  Our total leasing portfolio at December 31, 2010 totaled R$10.1 billion, comprised of R$9.05 billion in motor vehicles and R$1.05 billion in machinery, equipment and other items for personal and business-related use, mainly to individual customers.  Lease credit applications are subject to the same approval process as other individual or corporate credit operations, with initial analysis undertaken at the branch that originates the transaction.  If the customer is a corporate customer, a successful application is sent to the Credit Risk Department for further review.  Lease terms are typically for a period between two and five years.

Private Banking

The private banking business serves a select group of clients with a minimum of R$3.0 million in assets available for investment.  We aim to understand our clients’ short- and long-term objectives, needs and risk tolerance.  Our relationship managers work to develop an ongoing partnership offering the most compatible solutions for each client profile. The private banking business offers to its clients a comprehensive range of financial products and services. As of December 31, 2010, our private banking business managed approximately R$33.8 billion in assets and had approximately 6,100 private banking accounts.

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 a.2. Global Wholesale Banking

Global Wholesale Banking

We are a leading wholesale bank in Brazil and offer financial services and sophisticated and structured solutions to our customers.  In 2008, Banco Real’s wholesale banking divisions were successfully integrated with ours.  In 2010, we have maintained our focus on four core pillars: (1) strengthening customer relationships, (2) emphasizing performance and productivity to ensure growth, (3) managing risk profiles, and (4) solidifying the recognition of our global brand for product distribution.

Our wholesale banking business focuses on Global Banking & Markets customers, approximately 700 large Brazilian companies and multinational conglomerates, including the largest companies in Brazil.  We also serve multinational subsidiaries of our global clients.  Our clients in this business span a range of industries, including energy and resources, telecommunications, financial, construction, infrastructure, agriculture, retail, industrial (including automobile manufacturers) and service sectors.  Coverage of these clients is allocated by industry.

Our wholesale banking customers benefit from the global structure of services provided by the Santander Group with its worldwide integrated wholesale banking network, global services solutions and local market expertise.  The Santander Group has a global account management structure with a presence in Europe, the United States and elsewhere in Latin America.  This structure allows services to be provided in an integrated fashion.  Our wholesale business provides our customers with a wide range of domestic and international services, and seeks to provide solutions specifically tailored to the needs of each customer.  The Global Wholesale Banking segment’s products and services are available not only to our GB&M clients, but also to corporate and SME customers.

The main products and services we provide are:

•         Global Transaction Banking, which includes cash management, local loans and bank guarantees, trade finance, guarantees (both trade and non-trade) and trade services;

•         Credit Markets, which includes origination units, distribution of structured credit and debt products, debt capital markets and project finance;

•         Corporate Finance, which includes mergers and acquisitions, asset and capital structuring and equity investments;

•         Equities, which includes equity capital markets, equity derivatives, exchange traded derivatives, global custody and securities services, cash equities and equity research;

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•         Rates, which offer our customers derivative products, foreign exchange transactions (including for individuals) and other financial products and structures;

•         Market Making, which is responsible for the pricing of client deals originated by the sales force from our corporate, institutional, private banking and retail operations; and

•         Proprietary Trading, which is responsible for the management of our proprietary books and the establishment of a relevant presence as a leading liquidity provider across all local markets.

Global Transaction Banking

We created our Global Transaction Banking product areas to address our customers’ needs for local and global commercial banking solutions, in particular in the areas of local loans and bank guarantees, trade finance transactions and cash management activities. The Santander Group separated these businesses from our corporate and investment banking operations as part of our worldwide strategy to address ongoing commercial and financial globalization and internationalization.

Trade Finance.  We believe we have a strong market position in transactions related to cross-border financings and guarantees (both trade and non-trade) and trade services.  Our team of experts provides a complete range of products and services (including trade finance, trade services, export credit agency finance), particularly those related to import and export activities. Our performance was recognized by client survey, in the third consecutive year, as “The Best International Bank in Trade Finance in Brazil” and “Deal of the Year,” both awarded by Trade Finance Magazine.

Cash Management.  Our cash management business offers our customers transactional services such as payments, collections, account balances and other cash management-related activities. We also have global solutions to meet our customers’ needs in other countries. The addition of Banco Real’s products, branches and customers has increased the scope of and expanded our cash management business to allow us to become one of the leaders in the Brazilian market in terms of the number of transactions and amounts processed.

                Loans, Financing and Local Guarantees: Our loans and financing area works in the development and management of products that meet customer demands for lines of credit, financing of receivables, working capital lines and local guarantees (bank guarantees). We believe we are benchmark for the market in which we operate, in terms of quality of our products and delivery service that accompanies them. We have a sales team specialized in our product portfolio and focus on serving our customers exclusively. We also focus on developing tailored solutions to the financial needs of our customers, with the aim of adding greater value to their businesses and building long-term sustainable partnerships.

In addition to our domestic branches, we operate a Cayman Islands branch, which is used primarily for funding purposes and to finance Brazilian trade-related transactions.

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Credit Markets

Credit markets is responsible for project financing, debt capital markets and syndicated loans and acquisition financing.

Advisory and Project Finance: Our strategy for advisory and project financing, developed since 2004, brought us to a prominent position in the ANBIMA rankings in the past years and again kept us in leadership in 2010. The infrastructure sector and the market for project financing in Brazil has maintained strong growth. Expectation for new investments in the sector is also very positive. According to BNDES, estimated investments in power projects, ports, telecommunications, roads and railways between 2010 and 2013 are approximately R$274 billion. This trend was further supported by the PAC (Programa de Aceleração do Crescimento), a program launched by the former government to improve infrastructure in Brazil, infrastructure demanded by Petrobras for the Pre-Salt and the demand for higher installed capacity of power generation and investment in all sectors of infrastructure such as ports and roads. We participate in innovative transactions in the energy, logistics and oil and gas sectors, and we believe we are well positioned for the coming years to lead and participate in advising, structuring and financing of infrastructure projects. The Santander Group is among the leading participants in project finance in the world and is one of the market leaders in Brazil, as demonstrated by our continued recognition by ranking from ANBIMA in recent years, including first place in advising projects in 2005, 2008 and 2009. Additionally, in 2010, we received three awards from Euromoney - Project Finance Magazine: (i) Latin America Wind Deal of the Year for the  R$400 million financing of the four wind farms of SIIF Energies do Brasil; (ii) Latin America Transport Deal of the Year, for the design of the Rota das Bandeiras deal, and (iii) Latin America Bond Deal of the Year for the financing of the drilling platforms Norbes VIII and IX, owned by Odebrecht Óleo e Gás.

Significant projects of recent years include (1) advising and structuring a financing package of R$ 8.7 billion for the AHE Santo Antonio, Rio Madeira, of which R$ 3.2 billion will be lent by commercial banks, (2) structuring of a bridge loan of R$1.0 billion to the Rota das Bandeiras in 2010 and the issuance of an innovative financing package with a maturity of 12 years worth R$1.1 billion, and (3) Global Coordinator and Joint Bookrunner for a financing package of U.S.$1.5 billion to finance the drilling platforms Norbes VIII and IX.

Capital Markets (Debt).  We play an important role in debt markets locally and internationally for Brazilian issuers. In the local debt market, we are one of the leading banks in fixed income issues, ranked fourth in 2010, according to ANBIMA. The major transactions in which we participated as Lead Manager in 2010 include issuance of debentures of Rota das Bandeiras, valued at R$1.1 billion, considered the first project bond issued in the local market, Telemar Norte Leste S.A. for the amount of R$ 2 billion, of Brookfield Incorporações S.A and Gafisa S.A., and debentures of Hypermarcas S.A. and Taurus S.A. for which we acted as coordinator.

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In 2010, we also participated as lead coordinator in the offering of Monsanto Senior ABS, and as a coordinator in the offering of Senior ABS shares of Lojas Renner. In the international debt capital markets we ranked first in 2010 in the corporate issuances of Brazilian companies for the fourth consecutive year, in addition to achieving top rankings in the consolidated corporate debt issues and Brazilian financial institutions, according to the data of Bond Radar. In 2010, we led some of the most significant debt offerings of Brazilian issuers, including the project bond of Odebrecht Drilling Norbes VIII / IX Ltd., valued at U.S.$1.5 billion, the largest project bond of a Brazilian issuer placed in foreign markets and the winner of "LatAm Bond of the Year" award by IFR and Bond Radar. We have also participated in important deals for companies like Gerdau S.A., CSN S.A., BR Foods S.A. and issuances in Euros for Vale S.A. and Telemar Norte Leste S.A., each of €750 million.

Syndicated Loans and Acquisition Finance.  We are positioned as one of the leading banks in syndicated loans in Latin America. Santander is also recognized by the Acquisition Finance market for structuring transactions appropriate to the needs of each customer. In recent years, we structured significant transactions, including (1) financing the amount of R$550 million in IPO (Initial Public Offering) to the acquisition of Tivit by Apax Partners fund, (2) financing of R$ 190 million to purchase the right to use up to 1,472 telecommunication towers by the investment fund Providence (the first transaction in Brazil with acquisition finance structure for the operation of the right to use assets in the telecom market), (3) a Syndicated Revolving Credit Facility of U.S.$500 million for Odebrecht, (4) a Syndicated Loan to Bahia Pulp in the amount of U.S.$ 470 million, using the framework of the Export Prepayment, (5) the acquisition of Termonorte by Termogás for U.S.$178 million, (6) the financing of U.S.$725 million for the acquisition of Ipiranga Petrochemical Braskem, (7) the financing of U.S.$1 billion to acquire Quanex Corporation by Gerdau (2008), and (8) the financing of U.S.$18 billion for the acquisition of Inco by Companhia Vale do Rio Doce (CVRD), which at the time was the largest syndicated loan to be executed in Latin America (2006).

Credit Sales & Trading.  Our Credit Sales & Trading team acts as the credit distribution arm of the bank, accounting for the pricing and placement with investors in transactions originated by Credit Markets. Credit Sales & Trading operates in two areas, the syndication of loans structured mainly along the banks and the pricing and distribution of fixed income (e.g., bonds, NPs, MBS, ABS, etc) along with the institutional investors. In addition to the efforts of primary placement, the team works actively in the secondary market through the negotiation of loans and fixed-income bonds. In the case of fixed income, we fulfill an important role in the development of the secondary market by managing a book with our own loans and acting as market maker for some of our issuances.

In 2010, we maintained our leadership position in local market syndications which included the financing of R$550 million to acquire Tivit and the refinancing of R$400 million in wind power project SIIF. For Fixed Income, we structured and fully distributed the innovative operation of R$1.1 billion Rota das Bandeiras, the first "financing package" in the Brazilian market with a total term of 12 years and indexed to inflation.

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Corporate Finance

Our corporate finance activities include mergers and acquisitions, asset and capital structuring and equity investments.

Mergers and Acquisitions.  Our corporate finance services are focused on developing customized solutions for customers in the mergers and acquisitions area.  The transactions carried out by our mergers and acquisitions team include advisory services on acquisitions, sales, mergers, restructurings and project funding in a range of sectors, such as construction, agriculture, retail, telecommunications, energy, metals and minerals and financial services.  The role we perform in merger and acquisition transactions usually involves a complete package of financial services, including the financing of acquisitions, structuring of all transactions and settlement of the financing.  In 2010, we acted as financial advisor in several important transactions, including the merger of Dufry AG and Dufry South America Ltd., the acquisition of 60% of Quattor, 100% of Unipar Comercial and 33% of Polibutenos owned by Unipar, the sale of  seven power transmission plants owned by consortium Elecnor, Isolux Corsan and Cobra to State Grid, the sale of 5% shares of Santander Spain to Qatar Holding LLC, the sale of tomato business of Unilever to Cargill and the sale of a stake in Equipav S.A. Açúcar e Álcool to Shree Renuka Sugars Limited.

According to the ranking published by Bloomberg, in 2010, we were ranked fifth in financial advisory services in terms of volume of merger and acquisition transactions in Brazil, with approximately U.S.$ 16.9 billion in 23 announced transactions.

Asset and Capital Structuring.  This area is responsible for the development of structures for financing based on assets, business promotion and optimization of capital investments.  The principal activities involve capital and asset structuring, seed investment and carbon finance.

Equity Investments.  This department is responsible for our proprietary investments in companies that are part of our client base or potential clients. Equity Investments’ primary purpose is to identify, analyze and structure investment opportunities, generating attractive returns and offering alternative financial and strategic support to our clients.

Since its inception in 2008, Equity Investments has analyzed over 100 investment opportunities in several sectors, having invested R$ 328 million in 2010. As of December 2010, Equity Investments had R$ 1.15 billion in assets under management.

Equities

Equity Capital Markets (ECM).  Our ECM area participated as bookrunner in highlighted offerings in Brazil in the last years. In 2010, we kept the lead in the rankings of equity issues in Latin America according to Bloomberg (volume offered). Also in 2010, we acted as the bookrunner in the Renova Energia S.A. IPO and as co-manager in the BR Properties S.A. IPO and follow- on offerings for Estácio Participações S.A., Petrobras, PDG Realty S.A., Inpar S.A., JBS S.A. and Anhanguera Educacional Participações S.A.

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Equity Derivatives.  We provide a range of products and services through our Equity Derivatives Brokerage. Our team consists of Structuring, Sales and Trading. Equity derivatives products are designed to meet the needs of our corporate, institutional and retail clients, and individuals with high net worth. Our products include indices and stocks, commodities, national and international baskets of products (including hybrid baskets) through listed options, delta 1 structures, over the counter negotiations, options and structured notes. These products are used for hedging, leverage, financing and investment products.

Exchange Traded Derivatives.  We provide full services of execution and settlement of futures and options. We help companies and financial institutions in futures trading in Brazil or elsewhere in the world. Through our fully integrated platform, we provide execution and settlement services globally. Specialists help clients achieve their business objectives when trading listed derivatives. Our clients are able to trade through solutions of direct market access (DMA) or by third party providers of forwarding orders. We also have a structure dedicated to provide our customers with customized solutions that meet their specific needs.

Global Custody & Securities Services.  We offer specialized services for foreign and local investors, including large corporations, global custodians, investment banks, pension funds, insurance companies, brokerages, asset managers and private equity firms. Our portfolio of products and services includes custody, controllership and administering trust funds for traditional funds, receivables (FDIC), equity investment funds, custody and local representation for foreign investors, stock loans, bookkeeping services and management of escrow accounts.

Cash Equities.  We provide cash equities services to foreign and local investors and institutions mainly through our brokerage house, Santander Corretora. Our cash equities sales trading team is recognized within the industry for its quality of execution, the strength of its relationship with clients and the quality of its research on the Brazilian and Latin American markets. Our brokerage serves individual investors who trade in BM&FBOVESPA, providing differentiated services through specialized managers. Through our “salas de ações”, installed in 100 branches of Santander Brasil, investors can manage their portfolios online, with access to information about the historical prices and the latest industry and company analyst reports, including those prepared by our analysts and customized to the needs of our customers. On December 31, 2010, we had over 200 brokers and sales personnel, most of them located in our “salas de ações” to assist our customers. We also offer settlement services, securities trading and direct market access (DMA).

Equity Research.  Our equity research team covers nearly 110 Brazilian companies in 16 different sectors, most of the iBovespa ("Bovespa index" - the main indicator of the average

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performance of the Brazilian stock market, which reflects the variation of the most actively traded shares in BOVESPA, having maintained the integrity of its historical series without any methodological change since its inception in 1968). Our team is part of the Latin America team. Such research services include the publication of research reports, annual conferences (Latam Conference in Cancun, usually held in January, and Brazil Conference in Guaruja, usually held in August) roadshows with analysts and trips with investors (to visit specific companies, provided for a small group of institutional investors). According to the 2010 Institutional Investor survey (II), our equity research team was ranked seventh among the research teams.

Rates

Our rates business offers a variety of treasury products to customers, including institutional investors, corporate clients and individuals.  We provide sophisticated and innovative derivative products to help our customers manage market risk exposure to foreign exchange rates, interest rates (both local and international) and inflation.  We believe we have an effective client coverage model based on dedicated sales teams for each client segment that allows us to maintain specialists committed to providing for the specific needs of our clients.  In addition, we have structuring and product development teams that work to maintain a cutting edge portfolio of innovative client solutions.  The global network of the Santander Group, with its strong presence in Europe and Latin America, gives us the ability to offer a wide range of international products as an integrated service for our local customers.  Furthermore, through a new project  known as Santander Global Connect following the Santander Group’s success with this product in other markets, such as Spain and Portugal, we offer treasury products as a standardized solution to our customers, providing hedge and yield enhancement, to middle and retail market companies and to individuals. We implemented extensive suitability processes designed to ensure that customers understand and accept the risks involved in the derivatives market.

Our foreign exchange sales force is strategically located within our main office in São Paulo and throughout twelve regional offices, primarily located in South and Southeast Brazil.

Market Making

The market making area is responsible for the pricing of client deals originated by the sales forces from our corporate, institutional, private banking and retail operations.  Risks coming from those deals are covered in the market, through portfolio dynamic hedging activity managed by a specialized and dedicated team.

Our presence in the market through market-making activities allows us to offer a broad variety of products and structures to our clients, as well as create synergies with the sales force and a better knowledge of their needs.  These aspects have led to a significant presence on rates products, more competitive prices for our clients and sustainable results for the organization.

The market making desk must comply with risk control policies established by our senior management and also with those applied worldwide by the Santander Group.  All positions and processes are strictly monitored and controlled by specialized market and operational risk teams and finance and compliance departments.

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Proprietary Trading

The proprietary trading area is responsible for the management of our proprietary books and the establishment of a relevant presence as a liquidity provider across all local markets.  In the management of our books, we seek to maintain recurrent results for each single individual book with the main objective of preserving capital.  The decision-making process is based on fundamental aspects of each market, supported by technical views.  The strict observance of these principles has allowed this activity to present sustainable results for the organization. The proprietary trading desks must comply with risk control policies established by our senior management and also with those applied worldwide by the Santander Group.  All positions and processes are strictly monitored and controlled by specialized market and operational risk teams and finance and compliance departments.  Proper risks management for each financial market area and sustainable initiatives, such as social, environmental and corporate governance criteria are also part of our proprietary trading activity.

Correspondent Banking

Our international correspondent banking operations include trade financing and funding from correspondent banks.  Our trade financing activities consist of import and export financing.  Import financing generally involves a loan or a letter of credit in the relevant foreign currency of the commercial transaction.  Export financing generally involves pre-export financing and consists of an advance to an exporter in foreign currency.  Both export and import financings are extended in U.S. dollars or the relevant foreign currency of the commercial transaction.

We apply the same credit approval process and control policies to our trade financings that we apply to the rest of our lending operations.

 a.3. Asset Management and Insurance

Asset Management

Through Santander Brasil Asset Management, we manage and administer third-party funds on a discretionary and non-discretionary basis, by means of mutual funds, pension funds and individual and corporate investment portfolios.  At December 31, 2010, we had R$121.6 billion (according to ANBIMA data) in assets under management and over 700,000 clients.  Santander Brasil Asset Management was the fifth largest asset manager in Brazil in terms of assets under management.

Our fund offering includes fixed income, money market, equity and multi-market funds (i.e., funds that do not focus on a specific type of risk and, therefore, offer higher diversification).

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We maintain solid practices which value a sound performance management, while at the same time placing a strong focus on risk management and internal controls.

We introduced the first socially responsible fund in Latin America, the Ethical Fund, and in 2008 we became signatories to the Principles for Responsible Investment, an initiative taken by the United Nations to encourage financial and capital markets to search for sustainable development projects through the use of social, environmental and corporate governance metrics in investment decisions.

Insurance

We offer to our retail and SME customers various insurance products, including life and personal injury insurance, homeowner’s insurance, credit life insurance, credit card loss and theft insurance and private retirement plans, which are considered life insurance for regulatory purposes, although their aim is that of a private retirement plan providing annuity benefits and capitalization products (financial accumulation products combined with lottery) generally requiring that a customer deposit a fixed value. We carry out our insurance operations through two insurance companies and one capitalization company.

Insurance Companies.  Santander Seguros provides life, personal injury and credit life insurance products and private retirement plan products. Santander Brasil Seguros provides residential, home, credit card loss and theft insurance products.

Capitalization Companies.  Santander Capitalização offers capitalization products.

We focus our operations in bancassurance products, offering low risk products with favorable margins. For capitalization products and private retirement plans, we offer products directed toward various risk profiles depending on our various customers’ needs.

The following table shows the breakdown of our market share in insurance products as of December 31, 2010.

For the year ended December 31, 2010
Life insurance	6.0%
Personal injury insurance	8.8%
Credit life insurance	20.3%
Residential insurance	4.9%
Capitalization	7.5%
Private retirement	10.6%

Source: SUSEP and FenaPrevi

As of December 31, 2010, we had R$21.6 billion in technical provisions, and we were ranked fourth in gross written premiums for the insurance products we distribute, according to SUSEP.

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Insurance Brokerage Services

We distribute insurance products from some of Brazil’s largest insurance companies. We concentrate on the sale of products issued by Santander Seguros or Santander Brasil Seguros, which represented almost 88% of our insurance premiums in the year ended December 31, 2010. The products we distribute as part of our insurance brokerage services include life, automobile, property and casualty, industrial equipment and crop insurance. We focus on simple standardized banking product-related insurance mainly intended for the retail business.

The products are sold through our distribution network and we receive a service fee from the insurance providers based on the insurance sales. All risks are assumed by, and all premiums are payable to the relevant third-party insurance provider (including the Santander Brasil Group insurance providers).

We have recently implemented a corporate restructuring in order to consolidate all of our Brazilian insurance brokerage operations in Santander Brasil.

As of December 31, 2010, the breakdown of insurance premiums distributed by Santander insurance companies was as follows: Santander Seguros (life) 78%, Santander Brasil Seguros (property) 10% and third-party companies (automobile, property) 12%. We believe that the consolidation of the insurance business will maximize our participation in the insurance brokerage services market.

On February 21, 2011, our board of directors approved the main terms and conditions for the sale of all of the outstanding capital stock of Santander Seguros to a holding company headquartered in Spain which will initially be held, directly or indirectly, by our controlling shareholder, Santander Spain.

Pursuant to the Transaction, we will transfer only insurance underwriting activities and their related core risks and will maintain insurance distribution activities. The current commission framework between us and the Insurance Companies will continue after the deal.

As part of the Transaction, the Insurance Companies will enter into distribution agreements with us for a 25-year minimum term, pursuant to which the Insurance Companies will be granted exclusive access, for the term of the agreements, to our distribution channels, throughout our banking branch offices network, except for auto insurance, which will not be included in the Transaction. As a result of such agreements, we will be entitled to receive fees approximately equal to the fees we currently receive.

 b. revenues from the segment and its share of Santander Brasil’s net revenues

Revenues from the segment and its share of the issuer’s net revenues	2010	Share of issuer’s revenues	2009	Share of issuer’s revenues
Commercial Banking	21,301	88%	20,260	91%
Global Wholesale Banking	2,501	10%	1,767	8%
Asset Management and Insurance	292	1%	140	1%
Total	24,095	100%	22,167	100%

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c. earnings or loss resulting from the segment and its share of Santander Brasil’s net income

Earnings or loss resulting from the segment and its share of the issuer’s net income	2010	Share of issuer’s net income	2009	Share of issuer’s net income
Commercial Banking	6,347	64%	4,895	60%
Global Wholesale Banking	2,818	28%	2,651	33%
Asset Management and Insurance	832	8%	592	7%
Total	9,996	100%	8,137	100%

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 7.3 In relation to the products and services corresponding to the operational segments covered in section 7.2, describe:

a. the characteristics of the production process

In the Brazilian financial market, the directives concerning major products are provided by regulatory bodies. It is incumbent on the banks to adjust these products authorized to be sold to the reality of each institution.

 The large majority of banking products are already structured, and the only control variables are the offer and quality control. The commercial area makes the offer through its different distribution channels, while quality control, besides the commercial area itself, rests with support areas specialized in this service, such as the consumer service unit and the Ombudsman.

b.  characteristics of the distribution process

 Our distribution network provides integrated financial services and products to our customers through a variety of channels, including branches and on-site service units (postos de atendimento bancário or PABs) and complementary distribution channels such as ATMs, call centers and other alternative direct sales distribution channels like Internet banking. These distribution channels are concentrated in the South and Southeast, Brazil’s wealthiest regions measured in terms of GDP per capita (representing approximately 73% of Brazil’s GDP as of December 2010.

The following table presents our principal outlets at December 31, 2010.

At December 31, 2010
Branches	2,201
PABs (on-site service units)	1,495
ATMs	18,312

Branch Network

Our branch network offers all of our products and services to our customers. In 2010, we opened 110 new branches.

The table below shows the number of our branches across Brazil’s regions at the dates indicated.

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	At December 31,			Change, At December 31, 2010 vs. December 31, 2009
	2010	2009	2008(1)	#	%
Central West	86	72	71	14	19%
Northeast	183	176	174	7	4%
North	31	31	30	0	0%
Southeast	1,606	1,533	1,530	73	5%
South	295	279	278	16	6%
Total	2,201	2,091	2,083	110	5%

(1)           Includes Banco Real branches.

The following map shows the geographic distribution of our branch network, each region’s share of 2010 GDP and our market share, according to the Central Bank. Market share is calculated by dividing the number of our branches in the region by the number of branches for all principal banks in such region at December 31, 2010.

PABs - On-Site Service Units

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We offer daily banking services to our SME and other corporate customers and their employees through our on-site service units located on their premises as well as in hospitals and universities. Our on-site service units are generally the exclusive point of sale at the premises. We believe that the presence of on-site service units at the offices of our customers strengthens our relationships with them and builds customer loyalty with those individuals who benefit from the convenience of conducting their banking transactions at their workplace. We believe that on-site service units are an important, low-cost and low-risk way of expanding and maintaining our customer base.

The table below shows the number of our on-site service units across Brazil’s regions at the dates indicated.

	At December 31,			Change, December 31, 2010 vs. December 31, 2009
	2010	2009	2008(1)	#	%
Central West	100	101	101	(1)	(1)
Northeast	159	159	159	-	-
North	59	59	62	-	-
Southeast	1,001	1,018	1,024	(17)	(1.7)
South	176	177	174	(1)	(1)
Total	1,495	1,514	1,520	(19)	(1)

(1)           Includes Banco Real.

Complementary Distribution Channels

We also distribute our products and services through complementary distribution channels, which we believe contribute significantly to increase product sales and banking transactions. These channels consist of ATMs, Internet banking and call centers. These distribution channels provide significant amount of information to our customers and also improve direct sales. Because of their lower cost and large attendance capacity, we believe that complementary distribution channels are an important way to have more effective relationships with the customer base.

ATMs

We operate an extensive network of over 18,000 ATMs, including those located in our branches and on-site service units. In addition, our customers have access to the “Banco 24 Horas” network of approximately 20,000 ATMs of over 40 participating banks located throughout Brazil, through which they may access their accounts and conduct banking transactions, typically paying a per-transaction fee.

The following table shows the number of our ATM machines across Brazil’s regions at the dates indicated.

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	At December 31,			Change, December 31, 2010 vs. December 31, 2009
	2010	2009	2008(1)	#	%
Central West	746	714	699	32	4.5
Northeast	1,683	1,647	1,599	36	2.2
North	398	390	394	8	2.1
Southeast	13,407	13,336	13,431	71	0.5
South	2,078	2,041	1,997	37	1.8
Total	18,312	18,128	18,120	184	1,02

(1)                Includes Banco Real.

Call Centers

Our call centers can be used by customers to make inquiries, execute payment transactions or apply for products and services, such as personal loans. A portion of our call center personnel is dedicated to contacting current account holders to offer them additional products and services. Our call centers also have a retention unit that handles customer requests for the cancellation of products or services.

The following table presents summarized operating statistics for our call centers.

	At December 31,			Change, December 31, 2010 vs. December 31, 2009
	2010	2009	2008	#	%
Number of individual customers (in thousands)	2,436	2,216	2,312	220	9.9
PAS(1)	4,150	3,976	3,684	174	4.4
Headcount	6,882	6,516	6,206	366	5.6
Percentage of using customers per month	29%	27%	28%

(1)           Work stations set up for call center activities.

Internet Banking

We view Internet banking as a key instrument for offering additional products to our customers. Individuals and SMEs can also access their accounts through the Internet to conduct banking transactions at their convenience, such as obtaining account information, financial transfers, contracting loans and making payments. The following table presents summarized operating statistics for our Internet banking.

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	At December 31,			Change, December 31, 2010 vs. December 31, 2009
	2010	2009	2008	#	%
Number of individual customers (in thousands)	2,025	1,790	1,731	253	13.1
Percentage of using customers	23%	22%	21%

c. characteristics of the markets where we operate, especially:

i. Share in each market

c.i.3. Retail

Our retail businesses, providing services for individuals and legal entities (SMEs with gross annual income below R$ 30 million), and some governmental institutions and universities.

On December 31, 2010, we had 11.8% of individuals´ credit market share, and we believe to be one of the three first banks for most of our major product lines, according to following table, which shows our market share for the products and regions indicated.

December/2010 Share (%)
Personal loans/ Payroll loans	11.8%
Personal loans	21.2%
Payroll loans	7.0%
Leasing /Auto Loans	13.9%
Credit Cards	10.3%
Branches	12.4%
Southeast	16.2%
South	9.1%

c.i.2 Global Wholesale Banking

We are a leading wholesale bank in Brazil, and offer financial services and sophisticated and structured solutions to our customers, in parallel with our proprietary trading activities. Our wholesale business focuses on servicing approximately 700 large local and multinational conglomerates, which were refer to as Global Wholesale Bank clients. In the period of twelve months ended on December 31, 2010, Brazilian operations represented approximately 30% of wholesale banking services of Grupo Santander Espanha, in terms of net income. Our wholesale business provides our customers with a wide portfolio of domestic and international products and services, which are oriented to their specific needs. We offer products and services in Global Transaction Banking, Credit Markets, Corporate Finance, Rates, marketing making and proprietary trading. Our clients benefit from the global services provided by the integrated wholesale banking network of Grupo Santander Espanha and by our local market expertise. Our proprietary trading desk is under strict risk control oversight and has consistently shown positive results, even under highly volatile scenarios.

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c.i.3. Asset Management and Insurance

Asset Management

On December 31, 2010, Santander Brasil Asset had R$ 121.6 billion (according to data published by ANBIMA) in assets under management and more than 700,000 clients. Santander Brasil Asset was the fifth largest assets manager and third in Brazil.

Insurance

The table below sets forth our market share by insurance products on December 31, 2010:

Year Ended on December 31, 2010
Life insurance	6.0%
Personal injury insurance	8.8%
Credit life insurance	20.3%
Residential insurance	4.9%
Capitalization	7.5%
Private retirement	10.6%

________

Source: SUSEP and Federação Nacional de Previdência Privada e Vida – FenaPrevi

As of December 31, 2010, we had R$ 21,6 billion in technical provisions, and we were ranked fourth in premiuns for the insurance we distribute, according to SUSEP.

 ii. competitive conditions in the markets

The Brazilian financial market is highly competitive, and in 2008 and the first half of 2009 experienced significant consolidation, which included the mergers of some of the largest banks in the industry, such as Santander Brasil with Banco Real, Itaú with Unibanco and Banco do Brasil with Nossa Caixa and Banco Votorantim.

In September 2006, the CMN enacted regulations to increase competition among Brazilian commercial banks by creating mechanisms that make it easier for customers to open new accounts and transfer their funds from one institution to another.  As a result of these new regulations: (1) banks are prohibited from charging their customers fees for services in connection with salary, pension and other income payment accounts that such customers are required to maintain  with a bank designated by the customer’s employer, pension fund or

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other source of income; (2) financial institutions and leasing companies must accept the prepayment of loans and leasing transactions by customers who have elected to refinance such debt with other financial institutions; (3) customers will have the right to request that a financial institution disclose their credit history to another financial institution; and (4) changes were implemented in the regulation of the FGC, which is a fund created to guarantee payment of funds deposited with financial institutions in the event of intervention, administrative liquidation or other state of insolvency, thereby providing depositors with greater assurance that their deposits will be safeguarded.

As of December 2010, according to the Central Bank, the five largest banks and financial conglomerates had an approximately 65.7% market share in terms of credit volume and an approximately 75.1% market share in terms of deposits within the overall finance industry in Brazil.  At such date, the largest bank in Brazil was the public financial institution formed by the merger of Banco do Brasil with Nossa Caixa, with a 20.3% market share in terms of credit volume and a 25.3% market share in terms of deposits, according to the Central Bank.

The following table sets forth market share information as of the date presented for the other three largest financial institutions.

	Latest available information for 2010
	Santander Brasil	Bradesco	Itaú Unibanco	Banco do Brasil
	(In percentages)
Total assets (1)	8.6	12.8	16.4	17.8
Total loans(2)	10.7	14.7	19.1	21.3
Total deposits(2)	8.8	14.7	15.1	25.5
Demand(2)	8.2	19.8	15.4	32.2
Saving(2)	7.9	14.3	15.2	23.6
Time(2)	9.3	13.7	15.0	24.8
Mutual funds(3)	7.2	17.0	17.2	21.2
Retail(3)	14.5	13.4	18.7	23.5

(1) According to Central Bank’s report of the 50 largest banks in Brazil (December 2010).

(2) According to Central Bank, reported and presented in accordance with Brazilian GAAP (November, 2010).

(3) According to ANBIMA (December 2010).

Banco do Brasil is active in all business areas and plays an important role in the market due to its captive deposit products market and strong presence in public organizations, and is consequently one of our primary competitors.  In addition, our other primary competitors are large privately owned domestic banks, such as Bradesco and the financial institution formed by the merger between Itaú and Unibanco.  These banks have a strong brand name and distribution capacity throughout the country.  Our acquisition of Banco Real has allowed us to obtain a critical mass and better compete with these large public and private financial institutions.

Free English Translation

Since the beginning of 2009, the public banks in Brazil have been increasing loan volumes compared to those of private banks. The market share of public banks has increased relative to the market share of private banks, with a 780 basis points increase in the market share of public banks from 34% at December 31, 2007 to 42% at December 31, 2010.

We also face competition from local and regional banks in relation to certain products in the Commercial Banking segment in which such banks have specialized.  In the Global Wholesale Banking segment, our competitors include global banks focused on investment banking, such as Credit Suisse, Bank of America/Merrill Lynch, UBS Pactual, Goldman Sachs and JPMorgan, which have played an important role in the Brazilian wholesale market as a result of their expertise in complex structured transactions and their distribution networks in Europe, North America and Asia.

The Brazilian financial system has experienced an important structural shift, from the high inflation environment in the 1980s and early 1990s towards greater monetary and macroeconomic stability since 1994, with the introduction of the Plano Real, a set of measures taken by the government to stabilize the economy.  Prior to 1994, the banking industry benefited from high inflation rates (which, according to the Central Bank, reached 34.7% of the sector’s total revenue at its peak) and was characterized by the strong presence of state-owned banks and regulatory limitations on the participation of foreign financial institutions, resulting in lower competitiveness and generally inefficient cost structures.  The monetary stability achieved in 1994 led to a continuous increase in the demand for credit in Brazil.  This increase, combined with the loss of inflationary gains, pressured the banking industry to improve operational efficiency, resulting in a period of  consolidation.  The Brazilian government actively monitored this process through the creation of programs designed to protect savings, including measures to ensure the system’s solvency, reduce the participation of state-owned institutions, and strengthen competition among private banks.  The federal government also reduced restrictions on the entry of foreign banks into the Brazilian market and, as a result, their market share increased significantly.

The Financial Crisis and the Central Bank’s Response

After the Lehman Brothers bankruptcy in September 2008, the global financial markets experienced a sharp decline.  In an environment of increasing risk aversion and high volatility, investors and depositors turned to quality that has benefited the large Brazilian full service banks.  Mid- and small-sized banks, most of which had their funding sources concentrated in time deposits from institutional investors, soon started to suffer from lack of appropriate funding and had to take measures to sustain liquidity.  These measures included the reduction or even the termination of the generation of new credit and the sale of outstanding loan portfolios to large full-service banks.  Some market participants decided to exit from entire niches given the lack of appropriate and stable funding sources.

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In order to increase confidence in the financial system, the Central Bank announced in 2008 and 2009 several initiatives to boost liquidity and support the mid sized banks, including: (1) a change in the compulsory requirements of demand deposits and time deposits, (2) delays in the compulsory payment schedule, (3) an increase in the portion of compulsory deposits that could be released to acquire credit portfolios from other banks, and (4) the amendment to the by-laws of FGC, in order to provide insurance on deposits up R$20 million.  In the beginning of 2010, the Central Bank reverted some of the rules related to compulsory requirements to the levels that were in place before the financial crisis.

The Brazilian full-service banks largely benefited from this flight to quality by acquiring loan portfolios at attractive prices and experiencing a reduction in the competition from other banks that were active in specific niches, (i.e., payroll loans, automobile financing and SME credit), prior to the crisis.

Recent Performance

The successful macroeconomic policy implemented by the Brazilian government during recent years contributed to an increase in demand for credit in Brazil.  The three basic principles of floating exchange rate, fiscal surplus and inflation targets created an environment of stability that permitted the reduction in interest rates and improvement of the government debt profile. Those factors had a direct impact on the overall real income of the population and as a consequence, on the increase in the penetration of banking products and services in Brazil.  According to the Institute for Applied Economic Research, or “IPEA”, Brazilian annual GDP per capita has doubled from R$8,357 in 2003 to R$16,417 in 2009.  Also, according to the IBGE, the Brazilian unemployment rate decreased from 12.3% in 2003 to 6.7% in 2010.

This increase in penetration of financial services can be seen in the increase of two products that are key to banking relationships.  Between 2000 and 2009, approximately 70 million new checking accounts were opened in Brazil, equivalent to a compounded annual growth rate, or “CAGR”, of 8.6%.  During the same period, the number of credit cards grew by more than four times, from 28.9 million to 136.2 million, equivalent to a CAGR of 19%.

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Credit Market in Brazil

The Brazilian credit market is comprised of two major types of loans: (i) mandatory or earmarked credit, which is subject to government controlled interest rates and follows rules for funding and destination defined by law (including BNDES loans); and (ii) market-based credit which is not subject to constraints regarding interest rates.  By December 31, 2010, of the total R$1,703 billion in outstanding credit in Brazil, 65.6% of the portfolio consisted of market-based credit.

	2010	2009	2008
	(in Billions of Reais)
Total Credit Outstanding	1,703.8	1,411.7	1,227.1
Earmarked credit	586.2	457.0	356.1
Market based credit	1,117.3	954.7	871.1
of which:
corporate	559.3	484.9	476.8
individuals (retail)	558.3	469.8	394.2

Some figures may be subject to revision by the Central Bank
Source: Central Bank

Free English Translation

Despite the steady increase in credit penetration experienced in recent years, the Brazilian financial market still presents a relatively low credit penetration as compared to that of other developed and emerging markets.

Total Credit as a percentage of GDP

Retail Credit

According to data disclosed by the Central Bank, the total outstanding consumer credit (which included both mandatory and non-mandatory credit) increased at an average compounded rate of 20.7% per year since December 31, 2007, to R$558.3 billion at December 31, 2010, or 32.7% of all outstanding credit in Brazil.  On the same date, personal credit and auto financing accounted for 36.8% and 25.1%, respectively, of all outstanding consumer credit.

The table below shows the growth of consumer credit outstanding, by product.

	2010	2009	2008	% Change (2010 vs 2009)
	(in billions of R$, except percentages)

Overdraft Accounts	16.3	15.8	16.0	3.1%
Personal Credit	205.7	164.3	127.9	25.2%
Credit Card	29.5	25.7	22.2	14.8%
Mortgage Financing	7.4	4.5	3.5	64.4%
Consumer Goods (excluding autos)	10.4	9.5	11.6	9.5%
Autos	140.3	94.1	82.4	49.1%
Leasing	48.3	64.1	56.7	-24.6%
Others	100.4	91.8	73.9	9.4%
Total	558.3	469.8	394.2	18.8%

Source: Central Bank

Free English Translation

Payroll loans are an alternative source of unsecured consumer credit in Brazil.  Because installment payments are deducted directly from the borrower’s payroll, interest rates are lower than those charged on traditional credit lines.  According to the Central Bank, payroll loans have a low level of default and represent the fastest-growing type of consumer credit in Brazil.  Historically, the cost of access to more traditional credit facilities has been high, for various reasons, including competition within the banking industry, legal and institutional limitations and the nature of the credit risks.  As a more attractive alternative to unsecured consumer credit, payroll loans have replaced some of the traditional consumer credit products.

The vehicle financing market is dominated primarily by the major retail banks that are gradually taking over this market, which was once dominated by the financing arms of automakers.  The interest rates in this market are very competitive, and access to an attractive source of financing is an important advantage.  The smaller institutions acting in this market in most cases focus on pre-owned vehicle lending products.  Default rates are relatively low as compared to other credit lines, and the loans are secured by the goods being financed.  Credit card financing is dominated by the major retail banks that operate their own labels associated with international labels such as MasterCard and Visa.  This type of financing has relatively high levels of default; as a result, interest rates are also higher than that of other credit lines.

Corporate Credit

The heritage of high inflation and the lack of long-term credit lines to Brazilian corporations resulted in an overall relatively low level of corporate leverage.  Despite that, according to the Central Bank, the volume of corporate credit (including regulated funds) increased significantly from R$694.9 billion in December 2008 to R$928.5 billion in December 2010, representing an average CAGR of 16.4%.  Of the total amount, loans of up to R$100,000 and between R$100,000 and R$10 million represent respectively 15% and 39% of total corporate credit.

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Mortgage Financing

The mortgage market is still developing in Brazil, with total credit lines accounting for only 5.1% of the GDP. The level of real estate financing in Brazil has been growing rapidly due to structural changes in the economy and government action aimed at stimulation housing construction growth of the housing construction sector, as a means to address the housing shortage and provide employment.  The government has adopted a number of important policies with the aim of bolstering real estate demand through tax incentives and expanding the home loan market, including:

•         tax incentives and exemptions;

•         increasing house builders’ security by offering guarantees on properties;

•         increasing home buyers’ security through a special tax system that separates the house builders’ assets from the specific building projects’ assets; and simplifying and intensifying the enforcement of foreclosure laws.

Asset Management

The asset management industry in Brazil has been growing at significant rates in recent years. According to ANBIMA total assets of the industry grew approximately 14.5%, from R$2.2 trillion as of 2009 to R$2.5 trillion in 2010.  Since 2002, the investment fund industry has undergone material changes, resulting from regulations that assigned the supervision of this activity to the CVM.  These regulations encouraged market players to adopt better corporate governance practices and increase transparency in the management of investment funds.

The asset management industry in Brazil is concentrated among fund managers controlled by large financial conglomerates, making access to retail distribution channels particularly important for the industry.  The main clients of this industry are institutional investors, such as private pension entities, insurers and private banking clients.  Some of the main drivers that contribute to the growth of the asset management industry are:

•         economic stability in Brazil and increased disposable income and savings;

•         expansion of the insurance and private pension markets influenced, in part, by the growth of products such as private pension plans (for example, both VGBL and PGBL) whose assets increased the volume of assets under management of the Brazilian mutual fund industry;

•         improved credit ratings of Brazilian issuers;

•         increased access to financial products offered over the internet;

•         refinements to Brazilian mutual fund regulations; and

•         improved conditions in the Brazilian capital markets.

d. Contingent Seasonality

Free English Translation

Due to the Brazilian economic dynamics and the population’s consumption profile, many expenses of individuals are concentrated in the first quarter of the year, such as tax expenses (IPVA / IPTU), school costs and holiday costs. In certain cases too, the expenses with end of the year festivities have an impact on credit demand.

For corporations, a relevant cyclical event in the cash flow dynamics of businesses is the payment of the 13th salary to employees. This event usually occurs in the last three months of the year and leverages loans for this type of customer, especially working capital.

As for funding and investments, the dynamic is the reverse of loans. Customers save when they do not have planned expenditures for the income they generate, and this event is clearer at the end of the year, when the vast majority of workers receive their 13th salary, during which time it increases the demand for investment. Especially for private pensions, in December the greatest resources of the year are captured, according to tax planning done by our customers.

Another relevant factor in the production of loans and investments throughout the year is the amount of working days available. February is a month with a history of below average production, either because there are fewer total days (month of 28 days), or because of the Carnival festivities, which often consume 3 working days. Observing the leasing segment, generating new business has no significant concentrations in the months of the year, however, it is directly related to the consumption level and the performance of the domestic auto industry.

e. key inputs and raw materials, stating:

i. description of the relationships held with suppliers, including whether they are subject to governmental control or regulation, identifying the agencies and the respective legislation.

ii. possible dependence on few suppliers

Being a service company, our main inputs are manpower and administrative inputs. For manpower, virtually the entire workforce is our own (54,000 employees), and in 2010 R$ 5.9 billion was spent by Grupo Santander Brazil in wages, taxes, training and bonuses.In administrative inputs, we can highlight the outsourced technical and specialized services, such as asset security, cash transport, building management and conservation, advertising and marketing, legal and technology. For technology, systems development and data processing are provided by two companies belonging to the Santander Spain Group, Isban and Produban respectively.

On these administrative costs, the Santander Brazil Group spent R$ 6.6 billion in 2010.

Free English Translation

It is a company policy to open competition for the procurement of services. For this, prices are always quoted with the supplier market, and the one that, within the technical specifications, submits the lowest price, is hired.

Furthermore, there are two committees that receive the demands for services, evaluate and release their hiring, in accordance with value of competence, taking into consideration the available budget. These committees, called PIF (Expenditure and Investment Forum) and PIC (Committee for Efficiency), usually occur once a week and are comprised of executives and specialists in spending.The PIF evaluates expenditures and investments between R$ 250,000 and R$ 1 million, while the PIC examines expenditures and investments of over R$ 1 million.

iii. possible volatility in prices

For loans, the volatility in prices may occur due to the variation in cost of capturing deposits from customers, the market liquidity or variations in default rates.

The change in borrowing costs occurs when there are changes in agents' expectations in relation to the base rate of the economy or when the Central Bank changes the SELIC rate. It appears that this situation occurs in periods of crisis or great uncertainty about the scenario of GDP growth, inflation and trade balance.

For example, during the international crisis of 2008, there was an increase in fugure interest rates due to uncertainty about the macroeconomic scenario. This fact increased the prices of long-term loans. Moreover, the Central Bank changes the basic interest rate of the economy according to future expectations of inflation compared with the target. Thus, expectations of increasing inflation led the Central Bank to raise the base rate of the economy, thus causing more expensive loans. Similarly, when inflation is below target there is a tendency to reduce the SELIC rate and reduction in loan rates.

Variations in market liquidity may also cause an effect on prices of loans, in general reductions in liquidity increase the price and vice versa. The major causes of variations in liquidity are regulatory measures such as increase/decrease in reserve requirements and international crises and reducing lines for financing foreign trade, as seen in 2008, with the global crisis. Variations in liquidity for the banks are like the law of supply and demand is for commercial and industrial enterprises.

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The default rates are also directly related to the pricing of loans since the interest rate should cover the expected credit loss for each client. Thus, in environments of increased default the interest rates tend to rise for the affected customer segment and vice versa.

The other group of products relevant to the banking business is composed of fees and commissions on services. Since 2008, tariffs on the main banking services were regulated by the Central Bank. Therefore, they are subject to price fluctuations relevant only in environments of high inflation, which is not the case today.

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7.4. Identify whether there are clients that are responsible for over 10% of the net revenue of the Santander Brasil, informing:

a. total revenue from the client

b. operational segments affected by the revenues from the client

Santander Brasil does not have any clients that are responsible for over 10% of its total net revenue.

Santander Brasil does not have clients that are responsible for more than 10% of its total net earnings.

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7.5. Describe the substantial effects of state regulation on issuer’s activities, making the following specific comments:

 a. the need of a government authorization for the accomplishment of activities and historical relationship between the governments in order to obtain such permits

Overview of Banking Regulations

Principal Financial Institutions

Public Sector

The federal and state governments of Brazil control several commercial banks and financial institutions which  play an important role in the Brazilian banking sector.  These institutions represent a significant share of all deposits and assets in the banking system and a strong presence in specific market offerings, such as real estate and rural finance provided by private sector banks.  Government-controlled banks include:

•         Banco do Brasil, which is a federal government-controlled bank and provides a full range of banking products to the public and private sectors.  Banco do Brasil is the primary financial agent of the federal government.

•         BNDES, which is the federal government-controlled development bank, primarily engaged in the provision of medium- and long-term finance to the Brazilian private sector, particularly to industry, either directly or indirectly, through other public and private-sector financial institutions.

•         Caixa Econômica Federal, which is the federal government-controlled multiple-service bank and the principal agent of the National Housing Finance System.  Caixa Econômica Federal is involved principally in deposit-taking and the provision of finance for housing and urban infrastructure.

•         Other public sector development and multiple-service banks, including those controlled by the various state governments.

Private Sector

The private financial sector includes multiple-service banks, commercial banks, investment, finance and credit companies, investment banks, securities dealers, stock brokerage firms, credit cooperatives, leasing companies, insurance companies and others.  In Brazil, the largest participants in the financial markets are financial conglomerates involved in commercial banking, investment banking, financing, leasing, securities dealing, brokerage and insurance.

According to the Central Bank, as of January, 2011 there were 2,287 financial institutions operating in Brazil, including:

Free English Translation

•         Commercial banks — 19 commercial banks operated in Brazil, engaged mainly in wholesale and retail banking and particularly in taking demand deposits and lending for working capital purposes.

•         Investment banks — 16 investment banks operated in Brazil, engaged primarily in taking time deposits, specialized lending and securities underwriting and trading.

•         Bancos Múltiplos (Multiple-service banks) — 136 multiple-service banks operated in Brazil providing, through a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services including fund management and real estate finance pursuant to Central Bank Resolution No. 2,099 of August 17, 1994, as amended.  Certain public sector banks such as Caixa Econômica Federal are also multiple-service banks.

•         In addition to the institutions mentioned above, the Central Bank also supervises the operations of consumer credit companies (financeiras), securities dealers (distribuidoras de títulos e valores mobiliários), stock brokerage companies (corretoras de valores), leasing companies (sociedades de arrendamento mercantil), savings and credit associations (associações de poupança e empréstimo) and real estate credit companies (sociedades de crédito imobiliário).

Banking Regulation

The basic institutional framework of the Brazilian financial system was established in 1964 by Law No. 4,595, as amended, the “Banking Reform Law”.  The Banking Reform Law created the CMN, responsible for examining monetary and foreign currency policies pertaining to economic and social development as well as operating the financial system.

Principal Limitations and Restrictions on Financial Institutions

The activities of financial institutions are subject to a series of limitations and restrictions.  In general, such limitations and restrictions refer to the offering of credit, risk concentration, investments, conditional operations, foreign currency loans and negotiations, the administration of third party funds and microcredit.  The principal restrictions on banking activities established by the Banking Reform Law are as follows:

•         No financial, banking or credit institution may operate in Brazil without the prior approval of the Central Bank.  In addition, foreign banks, in order to operate in Brazil, must be expressly authorized to do so by Presidential decrees.

•         A financial, banking or credit institution may not invest in the equity of any other company except where such investment receives Central Bank approval based upon certain standards established by the CMN.  Such investments may, however, be made without restriction through the investment banking unit of a multiple-service bank or through an investment bank subsidiary.

Free English Translation

•         A financial, banking or credit institution may not own real estate, except where it occupies such property and subject to certain limitations imposed by the CMN.  If a financial, banking or credit institution receives real estate in satisfaction of a debt, such property must be sold within one year, unless otherwise authorized by the Central Bank.

•         Financial institutions are prohibited from carrying out transactions that fail to comply with the principles of selectivity, guarantee, liquidity and risk diversification.

•         Financial institutions are prohibited from granting loans or advances without constituting an appropriate deed representing such debt.

•         A financial, banking or credit institution may not lend more than 25.0% of its net worth to any single person or group.

•         A financial, banking or credit institution may not grant loans to or guarantee transactions of any company which holds more than 10.0% of its shares except (subject to the prior approval of the Central Bank) in certain limited circumstances.

•         A financial, banking or credit institution may not grant loans to or guarantee transactions of any company in which it holds more than 10.0% of the share capital.

•         A financial, banking or credit institution may not grant loans to or guarantee transactions of its executive officers and directors (including the immediate and extended families of such executive officers and directors) or to any company in which such executive officers and directors (including the immediate and extended families of such executive officers and directors) hold more than 10.0% of the share capital.

•         Financial institutions are prohibited from carrying out conditional operations, namely those involving assets that are sold or purchased based on the occurrence of a number of specific conditions, in excess of an amount corresponding to thirty times their reference assets.

•         The administration of third-party funds should be segregated from other activities and in compliance with the relevant rules imposed by the CVM.

•         The registered capital and total net assets of financial institutions should always be compatible with the rules governing share capital and minimum capitalization imposed by the Central Bank for each type of financial institution.

•         The total amount of funds applied in the fixed assets of financial institutions cannot exceed 50.0% of the respective amount of reference assets.

•         Financial institutions may not expose themselves to gold, assets or liabilities referenced in currency exchange variations in excess of 30.0% of their reference equity, pursuant to Resolution No. 3,488, dated August 29, 2007.

•         Financial institutions are subject to anti-money laundering regulations.

Free English Translation

Principal Regulatory Agencies

The Brazilian national financial system (Sistema Financeiro Nacional) is composed of the following regulatory and supervisory bodies:

•         the CMN;

•         the Central Bank; and

•         the CVM.

In addition, our insurance operations are subject to the following regulatory and inspection bodies:

•         SUSEP; and

•         Secretaria de Previdência Complementar (the Complementary Pension Secretariat).

In addition, certain Brazilian financial institutions, including us, are members of ANBIMA, a self-regulatory association that regulates investment banking activities.

The CMN, the Central Bank and the CVM regulate the Brazilian banking industry.  Below is a summary of the main functions and powers of each of these regulatory bodies.

The CMN

The CMN, the highest authority responsible for regulating fiscal policies in Brazil, oversees the supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies.  The CMN includes the president of the Central Bank, the Minister of Planning and the Minister of Finance and is chaired by the Minister of Finance.  Pursuant to the Banking Reform Law, the CMN is authorized to regulate the credit operations of the  Brazilian financial institutions, to regulate the Brazilian currency, to supervise Brazil’s reserves of gold and foreign exchange, to determine Brazilian savings and investment policies and to regulate the Brazilian capital markets with the purpose of promoting the economic and social development of Brazil.  In this regard, the CMN also oversees the activities of the Central Bank and the CVM.  The main responsibilities of the CMN are:

•         coordinating monetary, credit, budget, tax and public debt policies;

•         establishing foreign exchange and interest rate policies;

•         protecting the liquidity and solvency of financial institutions;

•         overseeing activities related to the stock exchange markets;

•         regulating the constitution and operation of financial institutions;

•         granting authority to the Central Bank to issue currency and establishing reserve requirement levels; and

•         establishing general directives for banking and financial markets.

The Central Bank

According to the Banking Reform Law, the Central Bank is responsible for implementing policies of the CMN as they relate to monetary and exchange control matters, regulating public and private sector Brazilian financial institutions and the monitoring and regulation of foreign investment in Brazil.  The President of the Central Bank is appointed by the President of Brazil for an indefinite term of office subject to ratification by the Brazilian Senate.

Free English Translation

The Central Bank is also responsible for:

•         managing the day-to-day control over foreign capital flow in and out of Brazil (risk capital and loans in any form);

•         setting forth the administrative rules and regulations for registering investments;

•         monitoring foreign currency remittances;

•         allowing repatriation of funds.  In the event of a serious deficit in Brazilian balance of payment, the Central Bank may limit profit remittances and prohibit remittances as capital repatriation for a limited period of time;

•         receiving compulsory withholdings and voluntary demand deposits from financial institutions;

•         executing rediscount transactions and loans to banking financial institutions and other institutions authorized to operate by the Central Bank;

•         acting as a depository of gold and foreign currency reserves; and

•         controlling and approving the incorporation, functioning, transfer of control and equity reorganization of financial institutions and other institutions authorized to operate by the Central Bank.

The CVM

The CVM is the agency responsible for implementing CMN policy and it regulates, develops, controls and inspects the securities market.  The CVM’s headquarters is in Rio de Janeiro and it has jurisdiction in all Brazilian territory.  The CVM is a quasi-governmental agency connected with the Ministry of Finance.  It has independent administrative authority and legal standing and maintains its own assets.  Pursuant to Law No. 6,385, dated December 7, 1976, as amended and regulated, the main responsibilities of the CVM are:

•         implementing and regulating the securities and exchange policies established by the CMN; and

•         controlling and supervising the Brazilian securities market by:

•         approving, suspending and canceling the registration of public companies, the authorization for brokers and dealers to operate in the securities market and public offerings of securities;

•         supervising the activities of public companies, stock exchanges, commodities and futures exchanges, market members, and financial investment funds and variable income funds;

•         requiring full disclosure of material events affecting the market, as well as annual and quarterly reporting by public companies; and

Free English Translation

•         imposing penalties.

Since 2001, the CVM has had jurisdiction to regulate and supervise financial and investment funds that were originally regulated and supervised by the Central Bank.

In accordance with the Brazilian Securities Exchange Law, the CVM is managed by one president and four directors as appointed by the President of Brazil (and approved by the Senate), selected from among individuals of good reputation and recognized expertise in the area of capital markets.  CVM directors are appointed for a single five-year term, and one-fifth of the members must be renewed on a yearly basis.

All decisions handed down by the CVM and the Central Bank in administrative proceedings relating to the national financial system and the securities market are subject to appeal to the Board of Appeals of the National Financial System (Conselho de Recursos do Sistema Financeiro Nacional), which is composed of four members appointed by public authorities and four members from the private sector.

ANBIMA

ANBIMA was created in October 2009, as a result of the consolidation of the former National Association of Investment Banks (Associação Nacional dos Bancos de Investimento), or “ANBID”, and the National Association of Financial Market Institutions (Associação Nacional das Instituições do Mercado Financeiro), or “ANDIMA”.  ANBIMA is a private regulatory body that acts as the main representative of entities operating in the Brazilian financial and capital markets.  Its purpose is to strengthen the development of the financial and capital markets in Brazil.  ANBIMA seeks to act in an innovative fashion, representing its members’ interests and regulating its members’ activities, often adopting rules that are generally more restrictive than the government legislation currently in force.  ANBIMA also acts as a provider of Brazilian financial and capital markets information and promotes several initiatives for increased investor and market professional education.

ANBIMA’s members are investment banks and multiple service banks, asset managers, brokerage firms, securities dealerships and investments consultants.

Regulation by the Central Bank

The Banking Reform Law empowered the Central Bank to implement the currency and credit policies established by the CMN and to control and supervise all public and private sector financial institutions.  Pursuant to the Banking Reform Law, the Central Bank is responsible for:

•         approving all corporate documents of a financial institution, any amendments thereto, any increase in capital, the setting up or transfer of its principal place of business or any branch (whether in Brazil or abroad) and changes of control and equity reorganization;

•         determining the minimum capital requirements, compulsory deposit requirements and operational limits of financial institutions;

Free English Translation

•         overseeing the filing by financial institutions of annual and semi-annual financial statements audited by independent accountants, formal audit opinions and monthly unaudited financial statements prepared in compliance with the standard accounting rules established by the Central Bank for each type of financial institution;

•         requiring financial institutions to make full disclosure of credit transactions, foreign exchange transactions, destination of proceeds raised from export and import transactions and any other related economic activity on a daily basis through computer systems and written reports and statements; and

•         approving the election of the members of statutory bodies of a financial institution.

The Central Bank regulations impose, among others, specific requirements as set forth below.

Capital Adequacy and Leverage

The Central Bank supervises the Brazilian banking system in accordance with the Basel Committee guidelines and other applicable regulations, including the Basel II Accord, which is currently being implemented, according to the Notices Nos. 12,746, dated December 9, 2004, 16,137, dated September 27, 2007 and 19,028, dated October 29, 2009.  The banks provide the Central Bank with the information necessary for it to perform its supervisory functions, which include supervising the movements in the solvency or capital adequacy of banks.

The main principle of the Basel Accord as implemented in Brazil is that a bank’s own resources must cover its principal risks, including credit risk, market risk and operational risk.

On December 16, 2010, the Basel Committee on banking Supervision issued its new Basel III framework.  The Basel III framework includes higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, and the introduction of a new leverage ratio and two liquidity standards.  The new rules will be phased in gradually and, as with other Basel directives, these will not be self-effectuating.  Rather, each country must adopt them by legislation or regulation to be imposed upon that country’s home banks.

On February 17, 2011, the Central Bank enacted Notice No. 20,615 containing preliminary guidance and schedule for the implementation of Basel III in Brazil. It is intended that the higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, and the introduction of a new leverage ratio and two liquidity standards will be implemented in Brazil two years before the recommended term. The Basel III complements the existing rules, creating new parameters for absorption of greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction.

The Basel ratio would be increased from the current 11% to the maximum of 13%. The total ratio will be calculated by the sum of three parts: the regulatory capital (Patrimônio de Referência), the Conservation Capital (to assist the absorption of losses) and the Countercyclical Capital (to deal with risks of the macroeconomic environment).

Free English Translation

The regulatory capital will continue to be composed by two tiers. Tier I capital will have a 6% floor, divided into two portions: Common Equity (corporate capital and profit reserves) of at least 4.5% and Additional Equity (hybrid debt and capital instruments authorized by the Central Bank). Current hybrid instruments and subordinated debt approved by the Central Bank as Additional Capital or Tier II are expected to be maintained if they also comply with Basel III requirements, including the mandatory conversion clauses into equity as directed by the Basel Committee. If such instruments do not comply with Basel III rules,  there will be an estimated yearly deduction of 10% on the nominal value of such instruments, starting as from January 1, 2013.

The Basel III rules also provide for new metrics for analysis of the banks. The Leverage Ratio prevents the banks from entering into transactions exceeding a ratio calculated by the division of the Tier I capital by the bank’s total exposure. Such Leverage Ratio will be capped at 3% of the risk-weighted assets as from 2018. The liquidity ratios of short and long term shall control the cash funds of the banks (e.g., obligation to maintain liquid assets for stress scenarios of the financial system for 30 days and funding with solid and stable capital).

The following table presents an estimate of the implementation schedule of the main changes related to capital adequacy and leverage expected with respect to Basel III, as indicated by the Central Bank:

Parameters	January 1, 2013	January 1, 2014	January 1, 2015	January 1, 2016	January 1, 2017	January 1, 2018	As from January 1, 2019
Common Equity	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	5.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%
Regulatory Capital	11.0%	11.0%	11.0%	9.875%	9.25%	8.625%	8.00%
Conservative Capital	-	-	-	0.625%	1.25%	1.875%	2.5%
Countercyclical Capital	-	Up to 0.625%	Up to 1.25%	Up to 1.875%	Up to 2.5%	Up to 2.5%	Up to 2.5%

The new rules are expected to start being enacted by the Central Bank at the end of 2011. Currently, the rules in effect remain unchanged, as described below.

Through several rules, specifically Resolution No. 3,490, dated August 29, 2007, Circulars Nos. 3,360 and 3,361, dated September 12, 2007, Circular No. 3,383, dated April 30, 2008, all as amended, the requirements imposed by the Central Bank differ from the Basel Accord in several aspects.  For example, the Central Bank:

Free English Translation

•         imposes a minimum capital requirement of 11.0% instead of 8.0% as defined by the Basel Accord;

•         requires an additional amount of capital with respect to off-balance sheet interest rate and foreign currency swap operations;

•         assigns different risk weighting and credit conversion factors to some assets, including a risk weighting of 300% on deferred tax assets other than temporary differences;

•         requires calculation and report on minimum capital requirements and capital ratios on a consolidated basis;

•         requires banks to set aside a portion of their equity to cover operational risks as of July 1, 2008.  The required portion of the equity varies from 12.0% to 18.0% of average gross income amounts from financial intermediation. Circular No. 3,476 of December 24, 2009 establishes a formula to calculate the operational risk of non-financial institutions which are part of the bank;

•         does not allow the use of external rating to calculate the minimum capital required.  The Central Bank adopts a conservative approach to defining the capital demand of corporate exposures; and

•         requires banks to establish specific internal structures to identify, measure, control and mitigate operational and credit risks.

Circular No. 3,515, dated as of December 3, 2010, increased the capital requirement for consumer loans entered into from December 6, 2010 with a maturity of 24 months or longer. The risk weighting factor (fator de ponderação de risco) for such transactions has been increased from 100% to 150%, resulting in a capital requirement of 16.5% (instead of the current 11%). The following consumer loans are excluded from this requirement:

•         Rural loans, residential mortgages or residential leases;

•         Cargo vehicle financing or leasing transactions;

•         Payroll loans with a maturity of less than 36 months;

•         Vehicle financing or leasing if (a) the maturity is 24 to 36 months and the amount financed is up to 80% of the purchase price ( in the case of a financing) or present value (in the case of a lease) of the vehicle acquired and given as guarantee or leased, (b) the maturity is 36 to 48 months and the financed amount is up to 70% of the purchase price or present value of the vehicle acquired and given as guarantee or leased, or (c) the maturity is 48 to 60 months and the financed amount is up to 60% of the purchase price or present value of the vehicle acquired and given as guarantee or leased.

Free English Translation

On December 24, 2009, the Central Bank enacted Circular No. 3,477 which governs rules related to disclosure of information related to risk management and capital base composition for regulatory purposes.  Such disclosure shall be set out in a formal policy approved by the board of directors, and shall comprise detailed information regarding the internal structure of risk management strategies, the amounts involved in transactions which are subject to risk, guarantees, global exposure to risk, securitization, and other relevant information.  The disclosure must be updated annually or quarterly, as the case may be, and will be required as of April 2011.

Furthermore, also on December 24, 2009, the Central Bank, through Circular No. 3,478, established minimum requirements for financial institutions to create internal regulations for calculation of percentage of capital which may be allocated to market risks, subject to the prior approval of the Central Bank.

Pursuant to Resolution No. 3,444, dated February 28, 2007, as amended, a bank’s capital base composition, for supervisory purposes, is defined in two tiers according to Brazilian rules:

•         Tier I: Corresponds to the core capital comprised of equity capital and net profits minus (1) revaluation reserves, (2) contingency reserves, (3) specific deferred tax assets, (4) unrealized gain and losses of financial instruments recorded as equity, and (5) specific deferred assets.

•         Tier II: Consists of revaluation reserves, contingency reserves, hybrid debt capital instruments, subordinated term debt, unrealized gain and losses of financial instruments recorded as equity, preferred cumulative stock and preferred redeemable stock issued by financial institutions.

The total amount of Tier II capital cannot exceed the total amount of Tier I capital, and Brazilian regulation imposes limits on the Tier II capital, as follows:

•         subordinated debt in Tier II capital, plus the amount of preferred redeemable stock originally maturing in less than ten years, cannot exceed 50.0% of the Tier I capital;

•         revaluation reserves in Tier II capital cannot exceed 25.0% of the Tier I capital; and

•         a 20.0% reduction shall be applied to the amount of the subordinated debt and preferred redeemable stock in Tier II capital annually for the five years preceding the respective maturities.

Additionally, the following components are deducted from the capital:

(1)          amounts paid into investment funds’ capital, proportionate to the interest on each fund’s portfolio,

(2)          acquisition or indirect interest on financial conglomerates, through any non-financial affiliated entity, and

(3)          assets related to funding instruments such as hybrid capital instruments, debt instruments and subordinated debt issued by financial institutions and other institutions authorized to operate by the Central Bank.

Free English Translation

Provisional Measure No. 472, enacted on December 15, 2009 and converted into Law No. 12,249 of June 11, 2010, established the concept of the Financial Bill (Letra Financeira), which is a new funding alternative for financial institutions that can be characterized as subordinated debt or a hybrid instrument of capital for purposes of capital adequacy rules.  Pursuant to Resolution No. 3,836 of February 25, 2010, its minimum term must be 24 months and it must be issued for a minimum denomination of R$300,000. CVM Ruling No. 488, enacted on December 16, 2010, established the procedures for public distribution of Financial Bills, by means of a program with multiple series that may be issued from time to time.

The Role of the Public Sector in the Brazilian Banking System

In light of the global financial crisis, on October 6, 2008, the Brazilian president enacted provisional regulations related to the use of international reserves of foreign currency by the Central Bank in order to provide financial institutions with liquidity by means of rediscount and loan transactions.  Furthermore, on October 21, 2008, the Brazilian President enacted provisional regulations increasing the role of the public sector in the Brazilian banking system.  These regulations authorize (1) Banco do Brasil and Caixa Econômica Federal to directly or indirectly acquire controlling and non-controlling stakes in private and public financial institutions in Brazil, including insurance companies, social welfare institutions and capitalization companies; (2) the creation of Caixa Banco de Investimentos S.A., a wholly-owned subsidiary of Caixa Econômica Federal, with the objective of conducting investment banking activities; and (3) the Central Bank to carry out currency swap transactions with the central banks of other countries.  Such provisional regulation was enacted into Law No. 11,908 on March 3, 2009.

Reserve and Other Requirements

Currently, the Central Bank imposes a series of requirements on financial institutions regarding compulsory reserves.  Financial institutions must deposit these reserves at the Central Bank.  The Central Bank uses reserve requirements as a mechanism to control the liquidity of the Brazilian financial system.  Reserves imposed on current account, savings and time deposits represent almost the entirety of the amount that must be deposited at the Central Bank.

Since the financial crisis of 2008, the CMN and the Central Bank enacted measures to modify Brazilian banking laws in order to provide the financial market with greater liquidity. By the end of 2010 and beginning of 2011, some of these measures were restored to levels existing prior to the crisis. Currently the main provisions are the following:

•         Increases in the rate for demand deposit reserve requirements from 42.0% until July 2010 to a rate of 43.0% from July 2010 to July 2012, 44.0% from July 2012 to July 2014 and 45.0% as of July 2014;

•         Increases in the additional rate for demand and time deposit reserve requirements from 8.0% to 12.0% (for savings deposits the rate was maintained at 10.0%);

Free English Translation

•         Limitation on deductibility from the additional rate for demand, savings and time deposit reserve requirements for financial institutions with consolidated Tier 1 Capital of (i) less than R$2 billion has been increased from R$2 billion to R$2.5 billion (and to R$ 3 billion as from July 4, 2011), (ii) equal to or greater than R$2 billion and less than R$5 billion has been increased from R$1.5 billion to R$2 billion, (iii) equal to or greater than R$5 billion and less than R$7 billion has been set at R$1 billion as from July 4, 2011, and (iv) greater than R$ 7 billion has been maintained at zero;

•         Increase in the reserve requirement for time deposits from 15.0% to 20.0%;

•         Limitation on deductibility from time deposit reserve requirements for financial institutions with consolidated Tier 1 Capital of (i) less than R$2 billion has been increased from R$2 billion to R$3 billion, (ii) equal to or greater than R$2 billion and less than R$5 billion has been increased from R$1.5 billion to R$2.5 billion (and reduced to R$ 2 billion as from July 1, 2011), (iii) greater than R$5 billion and less than R$7 billion has been set at R$1 billion as from July 1, 2011, and (iv) greater than R$7 billion has been maintained at zero;

•         Limitation on deductibility from time deposit reserve requirements of certain transactions concluded before June 11, 2011 with smaller financial institutions with consolidated Tier 1 Capital of less than R$2.5 billion (including: (x) interbank deposits with such smaller financial institutions; (y) investments in debt securities issued by such smaller financial institutions, and (z) any loan portfolio purchased from such smaller financial institutions) has been reduced from 45.0% to 36.0% of a financial institution’s total demand deposit reserve requirements;

•         Financial bills issued by financial institutions have been exempted from reserve requirements; and

•         Creation of a cash reserve requirement for financial institutions with foreign exchange operations, effective as of April, 4, 2011, corresponding to 60.0% of the amount of daily short position taken in foreign currencies in excess of the lower of (i) US$3 billion or (ii) the regulatory capital of the financial institution. On October 24, 2008, pursuant to Circular No. 3,416, the Central Bank enacted regulations permitting financial institutions to deduct the amount of voluntary installments of the ordinary contribution to the FGC from compulsory demand deposits.

On October 6, 2008, the Brazilian President ratified provisional regulations allowing the Central Bank to: (1) acquire credit portfolios from financial institutions through rediscount operations; and (2) grant loans in foreign currencies in order to finance Brazilian export transactions.  Pursuant to Resolution No. 3,622, dated October 9, 2008, as amended, the term of the rediscount operations and the loans in foreign currencies will be for up to 360 days.  After such term, the financial institution must repurchase its assets.  The repurchase price of the rediscount operation will correspond to the purchase price with interest charged at the SELIC rate plus 4.0% per annum.  The interest on foreign currency loans will be the LIBOR for the relevant foreign currency plus a percentage fixed by the Central Bank depending on market conditions.

Free English Translation

The Central Bank will acquire only credit portfolios and debentures issued by non-financial institutions rated as AA, A or B, according to Central Bank rules.  The financial institutions must provide Central Bank with guarantees that may vary from 120% to 170% of the credit portfolio value, depending on the credit portfolio risk rate, or guarantees that may vary from 120% to 140% of the debenture value, depending on its risk rate.  In relation to the foreign currency loans, financial institutions must also provide the Central Bank with guarantees which may vary from 100% to 140% of the value of the loan.

In addition, on the rediscount operations, the Central Bank may impose the following measures on financial institutions: (1) the obligation to pay additional amounts in order to meet the risk to which financial institutions may be exposed; (2) the adoption of more restrictive operational limits; (3) the restrictions on certain transactions or operational practices; (4) the rearrangement of the adequate liquidity level of the financial institution; (5) the suspension of dividends higher than the minimum required by law; (6) the prohibition of acts that may result in an increase of the remuneration of management; (7) the prohibition of the development of new lines of business; and (8) the prohibition of sales of assets.

Below are some of the current types of reserves:

Time Deposits (CDBs).  Pursuant to Circular No. 3,091, dated March 1, 2002, Circular No. 3,262, dated November 19, 2004, Circular No. 3,427, dated December 19, 2008, Circular No. 3,468, dated September 28, 2009, Circular No. 3,485, dated February 24, 2010 and Circular No. 3,513, dated December 3, 2010, the Central Bank currently imposes a reserve requirement of 20% in relation to time deposits, and requires that such reserve requirement of 20% be calculated in relation to the weekly arithmetic average balance of time deposits discounted by R$30.0 million.  At the end of each day, the amount of such securities shall be equivalent to 100% of the compulsory deposit requirements.  After calculating the required reserve amount, the respective financial institution should deposit an amount equivalent to the surplus of (i) R$3.0 billion for financial institutions with consolidated Tier 1 capital under R$2.0 billion; (ii) R$2.5 billion for financial institutions with consolidated Tier 1 capital between R$2.0 billion and R$5.0 billion; and (iii) zero for financial institutions with regulatory capital higher than R$5.0 billion.  At the close of each day, the amount of such securities should be equivalent to 100% of the reserve requirement.

Additional Deposit Requirements.  Pursuant to Circular No. 3,144, dated August 14, 2002, as amended by Circular No. 3,486, dated February 24, 2010, and Circular No. 3,514, dated

Free English Translation

December 3, 2010, the Central Bank stipulated an additional reserve requirement on deposits raised by full service banks, investment banks, commercial banks, development banks, finance, credit and investment companies, real estate credit companies and savings and loan associations.  These institutions are required to deposit on a weekly basis highly liquid investments of the total sum of the following amounts discounted from R$1.0 billion in an interest-bearing account at the Central Bank: (1) 12.0% of the mathematical average of funds from time deposits and other specific amount subject to the reserve requirement; (2) 10.0% of the mathematical average of funds from savings accounts subject to the reserve requirement; and (3) 12.0% of the mathematical average of funds from demand deposits subject to the reserve requirement.  These amounts must be discounted from: (i) R$2.5 billion for financial institutions with consolidated Tier 1 capital under R$2.0 billion; (ii) R$2.0 billion for financial institutions with consolidated Tier 1 capital between R$2.0 billion and R$5.0 billion; and (iii) zero for financial institutions with regulatory capital higher than R$5.0 billion.  At the close of each day, the balance of such account should be equivalent to 100% of the additional reserve requirement.

Demand Deposits.  Pursuant to Circular No. 3,274, dated February 2, 2005, as amended and Circular No. 3,497, dated June 24, 2010, as a general rule, banks are currently required to deposit (i) 43.0% from July 2010 to July 2012, (ii) 44.0% from July 2012 to July 2014, and (iii) 45.0% as of July 2014 of the sum of the arithmetic average balance of demand deposits, previous notices, third-party funds in transit, collection of taxes and similar items, banker’s checks, debt assumption agreements related to transactions carried out in Brazil, obligations for the rendering of services of payment, proceeds from the realization of guarantees and deposits for investment in excess of R$44.0 million.  The calculation is made over a two-week period, beginning on Monday of the first week and ending on Friday of the following week.  At the end of each day, the balance of the bank’s accounts must be equivalent to at least 80.0% of the required deposit for the respective period.

Rural Lending.  According to the Manual of Rural Lending, as published by the Central Bank, financial institutions are required to maintain a daily average balance of rural lending not lower than 25.0% of the daily balance of all accounts subject to compulsory reserve requirements.  Financial institutions must provide the Central Bank with evidence of compliance with such requirement by the fifth business day of each month.  A financial institution that does not meet this requirement will be subject to payment of fines (calculated over the daily difference between the requirement and the portion actually used for rural lending) and a pecuniary penalty or, at the financial institution’s discretion, to deposit the unused amount until the last business day of the subsequent month in a noninterest bearing account maintained with the Central Bank.

Repurchase Agreements, Export Notes, etc.  The Central Bank at times has established a reserve requirement for certain types of financial transactions, such as repurchase agreements, export notes, derivative transactions and certain types of assignments.  This reserve requirement is currently set at zero, pursuant to Circular No. 2,820, dated May 27, 1998.

Free English Translation

Guarantees.  The Central Bank at times has established a reserve requirement that a financial institution deposit in a noninterest-bearing account with the Central Bank an amount equivalent to 60.0% of the total amount of guarantees given by such financial institution in relation to loans and financings entered into by non-financial legal entities and individuals.  However, such percentage is currently set at zero by Central Bank, pursuant to Circular No. 2,702, dated July 3, 1996.

Savings Accounts.  Pursuant to Circular No. 3,093, dated March 1, 2002, as amended, and Resolution No. 3,023, dated October 11, 2002, as amended by Resolution No. 3,634, dated November 13, 2008, the Central Bank currently requires Brazilian financial institutions to deposit on a weekly basis, in an interest-bearing account with the Central Bank, an amount in cash equivalent to 20.0% of the average weekly aggregate balance of savings accounts, during the second week from the week for which the calculation was made.  In addition, a minimum of 65.0% of the total amount of deposits in savings accounts must be used to finance the housing or housing construction sector.

Reinvestment of Deposits Linked to Interbank Rates.  Financial institutions are permitted to accept deposits with interest calculated by reference to the Average Interbank Interest Rate (Taxa Básica Financeira), subject to a reserve requirement of and provided that such deposits are made for a minimum of three months, pursuant to Resolution No. 2,172, dated June 30, 1995.

Interbank deposits performed by leasing companies.  Pursuant to Circular No. 3,375, dated January 31, 2008, as amended, the Central Bank currently imposes a reserve requirement of 15.0% in relation to deposits performed by leasing companies in the interbank market and requires that such reserve requirement of 15.0% be calculated in relation to the weekly arithmetic average balance (from Monday to Friday of each week) of time deposits discounted by R$30.0 million.  After calculating the required reserve amount, the respective financial institution should deposit an amount equivalent to the surplus of R$2.0 billion.  At the close of each day, the amount of such securities should be equivalent to 100% of the reserve requirement.  In order to fulfill such requirement, leasing companies may deposit in the SELIC system the corresponding amount in federal bonds registered in such system.

In summary, the following table sets forth the reserve and lending requirements to which we are subject for each category of funding.

Product	December 31, 2010	As of March 31, 2011	Form of Required Reserve	Yield
Demand deposits
Rural credit loans(1)	29%	29%	Loans and Cash	6.75% p.a. and Zero for Cash
Microcredit loans(2)	2%	2%	Loans and Cash	Cap rate: 2% p.m. and Zero for Cash
Reserve requirements	43%	43%	Cash	Zero
Additional reserve requirements	12%	12%	Cash	Selic
Free funding(3)	14%	14%
Savings accounts
Mortgage loans	65%	65%	Loans and Cash	Cap of TR + 12% p.a. and TR + 6.17% for Cash
Reserve requirements	20%	20%	Cash	TR + 6.17% p.a.
Additional reserve requirements	10%	10%	Cash	Selic
Free funding(3)	5%	5%
Time deposits
Reserve requirements	20.0%	20.0%
In cash or credit(4)	7.2%	7.2%	Cash or Credit	Selic for Cash
In cash	12.8%	12.8%	Cash	Selic
Additional reserve requirements	12%	12%	Cash	Selic
Free funding(3)	68.0%	68.0%

Free English Translation

(1)          Rural credit loans are loans to agricultural customers, of which R$5.1 billion and R$4.9 billion were outstanding as of December 31, 2009 and December 31, 2010, respectively.

(2)          Microcredit loans are loans to very small businesses, of which R$181.5 million and R$216.1 million were outstanding as of December 31, 2009 and December 31, 2010, respectively.

(3)          Free funding is the amount of each category of funding we are free to use for any purpose.

(4)          Includes only credit acquired up to June 30, 2011 from financial institutions having net capital of less than R$2.5 billion.

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Credit Card Regulations

On November 25, 2010, the CMN enacted Resolution No. 3,919 which established new rules applicable to the fees charged for services rendered by financial institutions, including specific rules regarding the information to be disclosed in credit card invoices, the types of fees that can be charged and the requirement that financial institutions offer clients the option of a credit card with certain basic services. The new rules took effect on March 1, 2011. On November 25, 2010, the Central Bank issued Circular No. 3,512 which established a minimum amount that credit card holders must pay monthly on outstanding credit card balances: 15% as of June 2011, increasing to 20% as of December 2011.

Asset Composition Requirements

Pursuant to Resolutions No. 2,283, dated June 5, 1996, 2,669, dated November 25, 1999, as amended, permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred charges) of Brazilian financial institutions may not exceed 50.0% of the sum of their referenced shareholders’ equity, calculated in accordance with the criteria established by the Central Bank.

According to Resolution No. 2,844, dated June 29, 2001, as amended, Brazilian financial institutions may not have more than 25.0% of their referenced shareholders’ equity allocated to credit transactions (including guarantees) extended to the same customer (including its parent, affiliates and subsidiaries) or in securities of any one issuer, and may not act as underwriter (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their referenced shareholders’ equity.

Pursuant to Resolution No. 3,339, dated January 26, 2006, repurchase transactions executed in Brazil are subject to operational capital limits based on the financial institution’s shareholders’ equity, as adjusted in accordance with Central Bank regulations.  A financial institution may hold repurchase transactions only in an amount up to thirty times its adjusted shareholders’ equity.  Within that limit, repurchase transactions involving private securities may not exceed twice the amount of adjusted shareholders’ equity.  Limits on repurchase transactions involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

The Central Bank has issued regulations (Circular No. 3,086, dated February 15, 2002, as amended) for the classification and valuation of securities and derivative financial instruments — including government securities — owned by financial institutions, based on the investment strategy of the financial institution.  Under these regulations, securities and derivatives are to be classified into three categories — trading, available for sale and held to maturity.  “Trading” and “available for sale” securities are to be marked-to-market with

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effects in income and shareholders’ equity, respectively.  Securities classified as “held to maturity” are recorded at cost.  Derivatives are marked-to-market and recorded as assets and liabilities in the balance sheet.  Changes in the market value of the derivatives are generally recognized in income with certain modifications, if these are designated as hedges and qualify for hedge accounting under the regulations issued by the Central Bank.  Securities and derivatives in the “held to maturity” portfolio may be hedged for accounting purposes, but their increase or decrease in value derived from the marked-to-market accounting method should not be taken into account.

Foreign Currency Loans

The Regulation of Exchange Market and International Capitals (Regulamento do Mercado de Câmbio e Capitais Internacionais – the “RMCCI”) of the Central Bank contains a complete set of rules involving the exchange market, Brazilian capital abroad and foreign capital in Brazil.

Individuals or legal entities domiciled in Brazil are allowed to enter into credit transactions with creditors domiciled abroad, without the need to obtain a prior approval from the Central Bank in connection with the inflow of funds into Brazil, pursuant to Resolution No. 3,844, dated March 23, 2010.  Financial institutions and leasing companies are allowed to raise funds abroad and freely apply such funds in the local market.  Lending such funds to other financial institutions, individuals or non-financial entities is also permitted.  These onlendings take the form of loans denominated in Brazilian currency but indexed to the U.S. dollar, and their terms must mirror the terms of the original transaction.  The interest rate charged must also conform to international market practices and, in addition to the original cost of the transaction, the financial institution may charge only an on-lending commission.

Notwithstanding the exemption from prior approval, the inflow of funds into Brazil related to (1) issuance of securities abroad, (2) foreign loans, (3) loans related to export transactions (securitization of export transactions), and (4) pre-payments of export transactions with a maturity term of more than 360 days, is subject to prior electronic declaratory registration through the Module RDE-ROF of SISBACEN.

The registration in such Module RDE-ROF shall be effected by the borrower or by its representative by providing the Central Bank with the relevant information regarding (1) the parties of the transaction, (2) the financial conditions and the term for effecting the payment of principal, interest and other encumbrances, (3) the confirmation letter of the creditor, confirming the conditions of the transaction, and (4) any other information requested by the Central Bank through the SISBACEN.

As a general rule, registrations are automatically granted by the issuance of the RDE-ROF number of the transaction.  Exceptions to this general rule are applicable when the costs of the transaction are not compatible with prevailing market conditions and practice and the structure of the transaction does not fit within the existing standards of the electronic system.  So long as the Central Bank does not object to the registration within five business days, then the registration is complete.  Without such initial registration, interested parties are neither able to receive funds in Brazil nor to remit the funds outside of Brazil.  After the inflow of the funds, the borrower shall register the payment schedule in the Module RDE-ROF, which is necessary for remittances abroad of principal, interest and charges, and for the shipment of goods.

Free English Translation

Financial institutions that fail to provide required information to the Central Bank with respect to foreign exchange transactions or that provide incomplete or inaccurate information are subject to penalties.

On March 4, 2009, the CMN enacted Resolution No. 3,689, which authorizes the Central Bank to lend U.S. dollars to Brazilian banks in order for the banks to pay foreign debts incurred by their branches abroad.

Pursuant to Circular No. 3,474 enacted on November 13, 2009, the financial derivatives (such as options, term agreements, future contracts or swaps) related to the cost of an on-lending transaction executed between Brazilian residents and non-residents of Brazil shall be registered with the financial settlement system duly authorized by the Central Bank or the CVM.

Foreign Currency Position

Transactions involving the sale and purchase of foreign currency in Brazil may be conducted only by institutions duly authorized by the Central Bank to operate in the foreign exchange market.  The Central Bank currently does not impose limits on foreign exchange short positions (i.e., where the aggregate amount of the purchases of foreign currency is less than the amount of the sales) of institutions authorized to operate in foreign exchange markets.  Banks may hold long positions (i.e., when the aggregate amount of purchases of foreign currency is greater than the amount of sales) in the foreign exchange market up to a certain proportion of the amount of their adjusted net worth.  In accordance with Circular No. 3,401, dated August 15, 2008, other institutions within the national financial system are not allowed to have long positions in foreign currency, although there are no limits with respect to foreign exchange short positions.

The Central Bank imposes a limit on the net exposure of Brazilian financial institutions and their affiliates to assets and debt subject to foreign currency and gold fluctuation.  The limit is currently equivalent to 30.0% of the institution’s adjusted shareholders’ equity, pursuant to Resolution No. 3,488, dated August 29, 2007.

Penalties for non-compliance with foreign currency position limits range from compulsory sale of foreign currency to revocation of authorization to operate in the foreign exchange market.

Treatment of Overdue Debts

Pursuant to Resolution No. 2,682, dated December 21, 1999, as amended, the Central Bank requires financial institutions to classify credit transactions in accordance with their level of credit risk—as one of AA, A, B, C, D, E, F, G or H—and make provisions according to the level attributed to each transaction.  Such credit classifications shall be determined in accordance with criteria set forth from time to time by the Central Bank relating to: (1) the condition of the

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debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, administration and quality of controls, delay in payments, contingencies and credit limits; and (2) the terms of the transaction, such as its nature and purpose, type of collateral and, in particular, its level of liquidity and the total amount of the credit.  Where there are several credit transactions involving the same customer, economic group or group of companies, the credit risk must be determined by analyzing the particular credit transaction of such customer or group which represents the greatest credit risk to the financial institution.

Credit transactions of up to R$50,000 may be classified either by the financial institution’s own evaluation method or according to the number of days such transaction is past due, whichever is the more stringent.

Credit classifications are required to be reviewed:

•         monthly, in the event of a delay in the payment of any installment of principal or interest, in accordance with the following maximum risk classifications:

(1)          1 to 14 days overdue: risk level A;

(2)          15 to 30 days overdue: risk level B;

(3)          31 to 60 days overdue: risk level C;

(4)          61 to 90 days overdue: risk level D;

(5)          91 to 120 days overdue: risk level E;

(6)          121 to 150 days overdue: risk level F;

(7)          151 to 180 days overdue: risk level G; and

(8)          more than 180 days overdue: risk level H;

•         every six months, in the case of transactions involving the same customer, economic group or group of companies, the amount of which exceeds 5.0% of the adjusted net worth of the financial institution in question; and

•         once every twelve months, in all circumstances, except in the case of credit transactions with a customer whose total liability is lower than R$50,000, the classification of which may be reviewed as provided in above.  Such R$50,000 limit may be amended by the Central Bank from time to time and applies only to transactions entered into on or before February 29, 2000.

Failure to comply with the requirements established by the Central Bank will result in the reclassification of any transaction to risk level H.

Credit loss provisions must be made monthly by each financial institution in accordance with the following:

•         0.5% of the total amount of credit transactions classified as level A;

•         1.0% of the total amount of credit transactions classified as level B;

•         3.0% of the total amount of credit transactions classified as level C;

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•         10.0% of the total amount of credit transactions classified as level D;

•         30.0% of the total amount of credit transactions classified as level E;

•         50.0% of the total amount of credit transactions classified as level F;

•         70.0% of the total amount of credit transactions classified as level G; and

•         100.0% of the total amount of credit transactions classified as level H.

The allowances for credit losses reflected in our IFRS financial statements are not based on the above criteria but rather on the criteria described under “Operating and Financial Review and Prospects—Critical Accounting Policies—Allowance for credit losses”.  Such allowances are greater in the reported periods than the allowances required under Central Bank rules.

Transactions with Affiliates

Law No. 7,492 of June 16, 1986, which defines crimes against the Brazilian financial system, defines as a crime the extension of credit by a financial institution to any of its directors or officers and certain of such individuals’ family members and any entity controlled directly or indirectly by such financial institution or which is subject to common control with such financial institution (except loans to leasing subsidiaries).  Violations of Law No. 7,492 are punishable by two to six years’ imprisonment and a fine.  On June 30, 1993, the Central Bank issued Resolution No. 1,996, which requires any such transaction to be reported to the Public Ministry’s office.

Compensation of Directors and Officers of Financial Institutions

On November 25, 2010, the CMN issued Resolution No. 3,921 which established new rules related to the compensation of directors and officers of financial institutions, requiring that financial institutions establish a compensation policy for directors and officers.  The compensation of directors and officers can be fixed or variable.  Variable compensation may be based on specific criteria set forth in Resolution No. 3,921 and is required to be compatible with the financial institution’s own risk management policies. At least 50% of variable compensation must be paid in stock or stock-based instruments and at least 40% of variable compensation must be deferred for future payment by at least 3 years. These new rules will be effective as from January 1, 2012.

Facilitation of Financial Sector Consolidation

The Brazilian government established a set of rules with the purpose of facilitating corporate reorganizations among financial institutions.  These rules assure the liquidity and solvency of the National Financial System and protect depositors’ and investors’ interests.  The main measures include: (1) granting the Central Bank power to determine mandatory capitalization and to regulate the transfer of control and/or corporate restructuring of financial institutions; (2) the establishment by the Central Bank of a special credit facility, known as the Programa de Estímulo à Reestruturação e ao Fortalecimento do Sistema Financeiro Nacional (the Program for the Improvement and Enhancement of the National Financial System, or the “PROER”), for the specific purpose of financing financial institutions which acquire control or assets and obligations of other financial institutions or whose control is transferred to third parties; and (3) the creation of certain tax benefits for financial institutions that are financed by the PROER.

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The PROER was created to protect savings and investments in Brazil.  The PROER allowed the Central Bank to intervene to protect against failures of financial institutions facing liquidity crises.  The creation of the PROER streamlined the process by which the government could acquire control of a failing financial institution and granted the Central Bank authority to determine an appropriate course of action to prevent failure of any such financial institution, whether through a capital increase, merger, spin-off or otherwise.  Non-compliance by a financial institution with any such determinations by the Central Bank could make such financial institution subject to the Temporary Special Administration Regime (Regime de Administração Temporária), as described below.  The intention in establishing the PROER was to strengthen prudent supervision of financial institutions by means of verification of liquidity and asset quality.  These measures were similar to current measures being implemented in the United States and Europe in response to the current global financial crisis.

Deposit Insurance

On November 16, 1995, the Central Bank created the FGC, the purpose of which is to guarantee the payment of funds deposited with financial institutions in case of intervention or liquidation.  The FGC is funded by contributions made by the financial institutions in the amount of up to 0.0125%, as determined by the board of directors of the FGC, of the total amounts of: (1) demand deposits, (2) deposits in investment accounts, (3) savings deposits, (4) time deposits, (5) bills of exchange (letras de câmbio), (6) real estate bills (letras imobiliárias), (7) mortgage bills (letras hipotecárias) and real estate financing credits (letras de crédito imobiliário), for which the financial institutions were liable during the month preceding the calculation date.  Delay in performing such contributions is subject to a penalty of 2.0% over the amount of the contribution.

The FGC is managed by a board of directors, the members of which are appointed by the National Confederation of Financial Institutions (Confederação Nacional de Instituições Financeiras) and by an executive commission, whose members are appointed by the board of directors and confirmed by the Central Bank.  The total amount of credit in the form of demand deposits, savings deposits, time deposits, bills of exchange, real estate bills and mortgage bills due to each customer by a financial institution (or by financial institutions of the same financial group) will be guaranteed by the FGC for up to a maximum of R$70,000 per customer, pursuant to Circular No. 3,931, dated December 3, 2010.  When the assets of the FGC reach 2.0% of the total amounts they guarantee, the CMN may temporarily suspend or reduce the contribution of financial institutions to the FGC. The volume of deposits that financial institutions can accept with the guarantee granted by FGC will be reduced by 20% every year from January 2012 to January 2016, thereby ending such insurance by 2016.

Free English Translation

On March 26, 2009, the Central Bank enacted Resolution No. 3,692 authorizing financial institutions to raise funds by means of time deposits guaranteed by the FGC for a maximum of R$20 million provided that such deposits (1) have a minimum term of six months and a maximum term of sixty months, (2) not be callable before their term, and (3) be limited to (a) R$20 million per deposit of the same bank, and (b) twice the bank’s Tier I reference net worth calculated on December 31, 2008 or the sum of the balance of the bank’s time deposits with the balance of the bank’s liabilities in connection with bills of exchange on June 30, 2008, whichever is higher, limited to R$5 billion.

Internal Compliance Procedures

All financial institutions must have in place internal policies and procedures to control:

•         their financial, operational and management information systems; and

•         their compliance with all applicable regulations.

The board of directors of the relevant financial institution is responsible for implementing an effective structure of internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution.  The board of directors is also responsible for verifying compliance with all internal procedures.

The internal auditing department reports directly to the board of executive officers or management of the institution, as applicable.  The external auditors are responsible for issuing a report on the internal control system.

Rules about the Collection of Bank Fees

The collection of bank fees and commissions is extensively regulated by the CMN and by the Central Bank. CVM Resolution No. 3,919, effective as of March 1, 2011, amended the existing rules seeking standardization of the collection of bank fees and the cost of credit transactions for individuals. According to these rules, bank services to individuals are divided into the following four groups: (i) essential services; (ii) priority services; (iii) special services; and (iv) specific or differentiated services. Banks are not able to collect fees in exchange for supplying essential services to individuals with regard to checking accounts, such as (i) supplying a debit card; (ii) supplying ten checks per month to accountholders who meet the requirements to use checks, as per the applicable rules; (iii) supplying a second debit card (except in cases of loss, theft, damage and other reasons not caused by the bank); (iv) up to four withdrawals per month, which can be made at a branch of the bank, using checks or in ATM terminals; (v) supplying up to two statements describing the transactions during the month, to be obtained through ATM terminals; (vi) inquiries over the internet; (vii) up to two transfers of funds between accounts held by the same bank, per month, at a branch, through ATM terminals or over the internet; (viii) clearance of checks; and (ix) supplying a consolidated statement describing, on a month-by-month basis, the fees charged over the preceding year with regard to checking accounts and savings accounts. Certain services rendered to individuals with regard to savings accounts also

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fall under the category of essential services and, therefore, are exempt from the payment of fees. CMN Resolution No. 3,919 prohibits banks from collecting fees for supplying essential services in connection with deposit and savings accounts where clients agree to access and use their accounts by electronic means only. In the case of these exclusively electronic deposit and savings accounts, banks are only authorized to collect fees for supplying essential services when the client voluntarily elects to obtain personal service at the banks´ branches or client service locations.

Priority services are the ones rendered to individuals with regard to checking accounts, transfers of funds, credit transactions, leasing, standard credit cards and records and are subject to the collection of fees by the financial institutions only if the service and its nomenclature are listed in Appendix I. CMN Resolution No. 3,919 also states that commercial banks must offer to their individual clients a “standardized package” of priority services, whose content is defined by Appendix I. Banking clients must have the option to acquire individual services, instead of adhering to the package.

The collection of fees in exchange for the supply of special services (including, among others, services relating to rural credit, currency exchange market and on-lending of funds from the real estate financial system, for example) are still governed by the specific provisions found in the laws and regulations relating to such services. The regulation authorises financial institutions to collect fees for the performance of specific services, provided that the account holder or user shall be informed of the conditions for use and payment or the fee and charging method are defined in the contract. Some of the specific services are (i) approval of signatures; (ii) management of investment funds; (iii) rental of safe deposit boxes; (iv) courier services; (v) custody and brokerage services, (vi) endorsement of clients debts (aval/guarantee); (vii) pledge of credit instruments; and (viii) foreign currency exchange, among others.

Other changes included in CMN Resolution No. 3,919 are: (i) prohibition from charging fees for amending adhesion contracts, except in the cases of asset replacement in leasing transactions and early liquidation or amortization, cancelation or termination; (ii) prohibition from including services related to credit cards and other services not subject to fees in service packages that include priority, special and/or differentiated services; (iii) subscription to service packages must be through a separate contract; (iv) information given to the customer with respect to a service package must include the value of each service included in the package, the number of times that each service may be utilised per month, and the total price of the package; (v) a customer’s annual banking statement must separately identify default interest, penalties and other costs charged on loans and leasing transactions; (vi) registration fees cannot be cumulatively charged; (vii) overdraft fees can be charged, at most, once for the last 30 days.

CMN Resolution No. 3,919 also established new rules applicable to credit card, including types of fees that can be charged for services rendered by financial institutions, information to

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be disclosed in credit card invoices and agreement and creation of two types of credit cards: (i) a basic credit card with certain basic services, which was classified as a prior service; and (ii) a differentiated credit card, with rewards and other benefits to the consumer, which was classified as a differentiated service. In addition, Central Bank Circular No. 3,512 established a minimum amount that credit card holders must pay monthly on outstanding credit card balances: 15.0% as of June 2011, increasing to 20.0% as of December 2011.

In addition, CMN regulations establish that all debits related to the collection of fees must be charged to a bank account only if there are sufficient funds to cover such debits in such account thus forbidding overdrafts caused by the collection of banking fees. Furthermore, a minimum of 30 days notice must precede any increase or creation of fees, while fees related to priority services and the “standardized package” can be increased only after 180 days from the date of the last increase (whereas reductions can take place at any time).

Brazilian Payment and Settlement System

The rules for the settlement of payments in Brazil are based on the guidelines adopted by the Bank of International Settlements, or “BIS”, and the Brazilian Payment and Settlement System began operating in April 2002.  The Central Bank and CVM have the power to regulate and supervise this system.  Pursuant to these rules, all clearinghouses are required to adopt procedures designed to reduce the possibility of systemic crises and to reduce the risks previously borne by the Central Bank.  The most important principles of the Brazilian Payment and Settlement System are:

•         the existence of two main payment and settlement systems: real time gross settlements, using the reserves deposited with the Central Bank; and deferred net settlements, through the clearinghouses;

•         the clearinghouses, with some exceptions, will be liable for the payment orders they accept; and

•         bankruptcy laws do not affect the payment orders made through the credits of clearinghouses nor the collateral granted to secure those orders.  However, clearinghouses have ordinary credits against any participant under bankruptcy laws.

Insolvency Laws Concerning Financial Institutions

Financial institutions are subject to the proceedings established by Law No. 6,024 of March 13, 1974 (which establishes the applicable provisions in the event of intervention or extra-judicial liquidation by the Central Bank) as well as to bankruptcy proceedings.

Intervention and extra-judicial liquidation occur when the Central Bank has determined that the financial institution is in bad financial condition or upon the occurrence of events that may impact the creditors’ situation.  Such measures are imposed by the Central Bank in order to avoid the bankruptcy of the entity.

Free English Translation

Intervention

Pursuant to Law No. 6,024/74, the Central Bank has the power to appoint an intervener to intervene in the operations or to liquidate any financial institution other than public financial institutions controlled by the Brazilian federal government.  An intervention may be carried out at the discretion of the Central Bank if it can be determined that:

•         due to mismanagement, the financial institution has suffered losses leaving creditors at risk;

•         the financial institution has consistently violated Brazilian banking laws or regulations; or

•         intervention is a feasible alternative to the liquidation of the financial institution.

As of the date on which it is ordered, the intervention will automatically: (1) suspend the enforceability of the payable obligations; (2) prevent early termination or maturity of any previously contracted obligations; and (3) freeze deposits existing on the date on which the intervention is decreed.  The intervention will cease (1) if interested parties undertake to continue the economic activities of the financial institution, by presenting the necessary guarantees, as determined by the Central Bank; (2) when the situation of the entity is regularized as determined by the Central Bank; or (3) when extra-judicial liquidation or bankruptcy of the entity is ordered.

Intervention may also be ordered upon the request of a financial institution’s management.

Any such intervention period shall not exceed six months, which, by decision of the Central Bank, may be extended only once for up to six additional months.  The intervention proceeding will be terminated if the Central Bank establishes that the irregularities that have triggered an intervention have been eliminated.  Otherwise, the Central Bank may extra-judicially liquidate the financial institution or authorize the intervener to file for voluntary bankruptcy currently governed by Law No. 11,101 (as of February 9, 2005, the new Brazilian Bankruptcy and Restructuring Law or the “NBRL”), among other situations, if the assets of the financial institution subject to intervention are insufficient to satisfy at least 50% of the amount of its outstanding unsecured debts.

Extra-judicial Liquidation

Extra-judicial liquidation is an administrative proceeding decreed by the Central Bank (except that it is not applicable to financial institutions controlled by the Brazilian federal government) and conducted by a liquidator appointed by the Central Bank.  This extraordinary measure aims at terminating the activities of the affected financial institution, liquidating its assets and paying its liabilities, as in a judicially decreed bankruptcy.

The Central Bank will extra-judicially liquidate a financial institution if:

•         the institution’s economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they become due, or upon the occurrence of an event that could indicate a state of insolvency under the rules of the NBRL;

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•         management seriously violates Brazilian banking laws, regulations or rulings;

•         the institution suffers a loss which subjects its unprivileged and unsecured creditors to severe risk; and/or

•         upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within ninety days or, if initiated, the Central Bank determines that the pace of the liquidation may harm the institution’s creditors.

The decree of extra-judicial liquidation will: (1) suspend the actions or foreclose on rights and interests relating to the estate of the entity being liquidated, while no other actions or executions may be brought during the liquidation; (2) accelerate the obligations of the entity; and (3) interrupt the statute of limitations with regard to the obligations assumed by the institution.

Extra-judicial liquidation procedures may be terminated:

•         by discretionary decision of the Central Bank if the parties involved undertake the administration of the financial institution after having provided the necessary guarantees; or

•         when the final accounts of the receiver are delivered and approved and subsequently registered in the relevant public records; or

•         when converted into ordinary liquidation; or

•         when a financial institution is declared bankrupt.

A request for liquidation procedures can also be filed on reasonable grounds by the officers of the respective financial institution or by the receiver appointed by the Central Bank in the receivership procedure.

Temporary Special Administration Regime (Regime de Administração Especial Temporária or “RAET”)

In addition to the intervention procedures described above, the Central Bank may also establish RAET, under Law No. 9,447, dated March 14, 1997 combined with Law No. 6,024/74, which is a less severe form of Central Bank intervention in private and non-federal public financial institutions that allows institutions to continue to operate normally.  The RAET may be ordered in the case of an institution which:

•         continually enters into recurrent operations which are against economic or financial policies set forth in federal law;

•         faces a shortage of assets;

•         fails to comply with the compulsory reserves rules;

•         reveals the existence of hidden liabilities;

•         experiences the occurrence of situations that cause receivership pursuant to current legislation;

•         has reckless or fraudulent management; or

Free English Translation

•         carries out activities which call for an intervention.

The main objective of a RAET is to assist the recovery of the financial condition of the institution under special administration and thereby avoid intervention and/or liquidation.  Therefore, a RAET does not affect the day-to-day business, operations, liabilities or rights of the financial institution, which continues to operate in ordinary course.

There is no minimum term for a RAET, which ceases upon the occurrence of any of the following events:  (1) acquisition by the Brazilian federal government of control of the financial institution, (2) corporate restructuring, merger, spin-off, amalgamation or transfer of the controlling interest of the financial institution, (3) decision by the Central Bank, or (4) declaration of extra-judicial liquidation of the financial institution.

Bankruptcy Law

On February 9, 2005, the Brazilian Congress enacted the NBRL, which regulates judicial reorganizations, out-of-court reorganizations and bankruptcy of individuals and corporations.  The NBRL is effective as of June 10, 2005 and applies to financial institutions only with respect to the matters not specifically regulated by the intervention and extra-judicial liquidation regimes described above.

Repayment of Creditors in a Liquidation or Bankruptcy

In the event of extra-judicial liquidation or bankruptcy of a financial institution, creditors are paid pursuant to their priorities and privileges.  Pre-petition claims are paid on a ratable basis in the following order:

•         labor credits capped at an amount equal to 150 times the minimum wages per employee, and claims relating to occupational accidents,

•         secured credits up to the encumbered asset value,

•         tax credits, except tax penalties,

•         credits with special privileges,

•         credits with general privileges,

•         unsecured credits,

•         contractual fines and pecuniary penalties for breach of administrative or criminal laws, including those of a tax nature, and

•         subordinated credits.

Super-priority and post-petition claims, as defined under the NBRL, are paid with preference over pre-petition claims.

In addition, two laws introduced in 1995 affect the priority of repayment of creditors of Brazilian banks in the event of their insolvency, bankruptcy or similar proceedings.  First, Law No. 9,069 confers immunity from attachment on compulsory deposits maintained by financial institutions with the Central Bank.  Such deposits may not be attached in actions by a bank’s general creditors for the repayment of debts.  Second, Law No. 9,450 requires that the assets of any insolvent bank funded by loans made by foreign banks under trade finance lines be used to repay amounts owing under such lines in preference to those amounts owing to the general creditors of such insolvent bank.

Free English Translation

Cancellation of Banking License

The Banking Reform Law, together with specific regulations enacted by the CMN’s Resolution No. 1,065 enacted on December 5, 1985, provides that some penalties can be imposed upon financial institutions in certain situations.  Among them, a financial institution may be subject to the cancellation of its license to operate and/or to perform exchange transactions.  Such cancellations are applicable under certain circumstances established by the Central Bank as, for instance, in case of repeated violation of the Central Bank regulations by the management of the financial institution or negligence in pursuing adequate banking practices concerning its exchange activities.

In addition, the Central Bank may, pursuant to CMN’s Resolution No. 3,040 of November 28, 2002, cancel the financial institution’s authorization to operate if it determines that one or more of the following situations exist at any time: (1) operational inactivity, without acceptable justification, (2) the institution is not located at the address provided to the Central Bank, (3) failure to send to the Central Bank for over four months, without acceptable justification, the financial statements required by the regulations in effect, and (4) failure to observe the timeframe for commencement of activities.  The cancellation of a banking license may only occur after the appropriate administrative proceeding is carried out by the Central Bank.

Anti-Money Laundering Regulations and Banking Secrecy

Under Circular 3,461 enacted by the Central Bank on July 24, 2009, regulated by Circular No. 3,430 enacted on February 11, 2010, consolidating and improving the Brazilian anti-money laundering legislation, financial institutions must:

(1)          keep up-to-date records regarding their customers (including statements of purpose and nature of transactions and the verification of characterization of customers as politically-exposed individuals).  Circular No. 3,430 gives examples of who may be considered permanent and occasional customers for purposes of record requirements;

(2)          adoption of preventive policies and internal proceedings;

(3)          record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money, including specific registries of issuance or recharging of prepaid cards;

(4)          keep records of transactions or groups of turnover of funds carried out by individuals or entities belonging to the same group of companies in a total amount exceeds R$10,000 in a calendar month or reveal a pattern of activity that suggests a scheme to avoid identification;

(5)          review transactions or proposals the features of which may indicate criminal intentions;

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(6)          keep records of every transfer of funds related to, among others (a) deposits, wire transfers and checks, and (b) issuance of checks and order of payments, in amounts that exceed R$1,000; and

(7)          notify the relevant authority within time frames ranging from one business day from a proposed transaction to five business days from the end of the calendar month of any transaction that is considered suspect by the financial institution.

The financial institutions must inform the Central Bank (without notifying the customer) of any transactions of the type referred to under (3) and (4) above that exceed R$10,000.  Notwithstanding this threshold, the financial institutions must review transactions which characteristics may indicate the existence of a crime and inform the Central Bank within twenty-four hours of the proposed or executed transaction, in accordance with Law No. 9,613 of March 3, 1998.  The records referred to above must be kept for five to ten years, depending on the nature of the information, from the end of the relationship with the customer.

Failure to comply with any of the obligations indicated above may subject the financial institution and its officers and directors to penalties that range from fines (between 1% and 100% of the transaction amount or 200% over any profit generated) to the declaration of its officers and directors as ineligible to exercise any position at a financial institution and/or the cancellation of the financial institution’s operating license.

Government and auditors from the Brazilian Internal Revenue Service may also inspect an institution’s documents, books and financial registry in certain circumstances.

On March 3, 1998, the Brazilian government created the Conselho de Controle de Atividades Financeiras (the Council of Control of Financial Activities, or “COAF”), which operates under the Ministry of Finance.  The purpose of the COAF is to investigate, examine, identify and impose administrative penalties in respect of, any suspicious or unlawful activities related to money laundering in Brazil.  The COAF is composed of a President appointed by the Ministry of Finance and eight members of the council, one of whom is appointed by each of the following entities: (1) the Central Bank; (2) the CVM; (3) the Ministry of Foreign Affairs; (4) the SUSEP; (5) the Federal Revenue Service (the Secretaria da Receita Federal); (6) the Office of the Attorney-General of the National Treasury; (7) the Federal Police Department; and (8) the Federal Intelligence Agency.  The term of office of each of the president and the other members of the council is three years.

Brazilian financial institutions are also subject to strict bank confidentiality regulations and must maintain the secrecy of their banking operations and services provided to their customers.  The only circumstances in which information about customers, services or transactions of Brazilian financial institutions or credit card companies may be disclosed to third parties are the following: (1) the disclosure of information with the express consent of the interested parties; (2) the exchange of information between financial institutions for record purposes;

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(3) the supply to credit reference agencies of information based on data from the records of issuers of bank checks drawn on accounts without sufficient funds and defaulting debtors; and (4) as to the occurrence or suspicion that criminal or administrative illegal acts have been performed, in which case the financial institutions and the credit card companies may provide the competent authorities with information relating to such criminal acts when necessary for the investigation of such acts.  Complementary Law No. 105/ 01 also allows the Central Bank or the CVM to exchange information with foreign governmental authorities, provided that a specific treaty has previously been executed.

Politically Exposed Individuals

Pursuant to Circular No. 3,461, enacted by the Central Bank on July 24, 2009, financial institutions and other institutions authorized to operate by the Central Bank must take certain actions to establish business relationships with and to follow up on financial transaction of customers who are deemed to be politically exposed individuals.

For purposes of this regulation, politically exposed individuals are public agents and their immediate family members, spouses, life partners and stepchildren who occupy or have occupied a relevant public office or position over the past five years in Brazil or other countries, territories and foreign jurisdictions.

Circular No. 3,461 provides that the internal procedures developed and implemented by such financial institutions must be structured in such a way as to enable the identification of politically exposed individuals, as well as the origin of the funds involved in the transactions of such customers.  One option is to verify the compatibility between the customer’s transactions and the net worth stated in such customer’s file.

Independent Accountants

All financial institutions must be audited by independent auditors.  Financial institutions may engage only an independent auditor duly registered with the CVM and certified as a specialist in banking analysis by the Central Bank.  Financial institutions must replace the person, officer, manager, supervisor or any of its members responsible for their independent accounting firm work at least every five years.  Former accountants can be rehired only after three complete years have passed since their prior service.

In addition to audit reports, independent auditors must also:

•         review during the execution of audit procedures, to the extent deemed necessary, the financial institution’s internal risk management controls and procedures, including in relation to its electronic data processing system, and identify any potential failings;

•         report on the financial institution’s non-compliance with any applicable regulation to the extent it is material to its financial statements or activities; and

•         report presenting transgressions to the rules and regulations which may have a significant impact on the financial statements or  operations of the entity (Report of Circular 3,467),  revision of the criteria adopted to the classification of the credit operations and constitution of allowance for loan losses (Report of Resolution 2,682), revision of the structure, systems and procedures defined to the Ombudsman Department, according the criteria established by the Ibracon (Ombusdman report) and revision of quarterly information (IFT and ITR).

These reports must be available for inspection by the Central Bank.

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Independent auditors and the fiscal council, when established, must notify the Central Bank of the existence or evidence of error or fraud within three business days of the identification of such error or fraud, including:

•         non-compliance with rules and regulations that place the continuity of the audited entity at risk;

•         fraud of any amount perpetrated by the management of the institution;

•         material fraud perpetrated by the institution’s employees or third parties; and

•         material errors in the accounting records of the audited entity.

Audit Committee

On May 27, 2004, the CMN enacted Resolution No. 3,198, which regulates the rendering of independent accountants’ services to financial institutions and other institutions authorized to operate in Brazil by the Central Bank, as well as to clearing houses and clearing and custody service provides.  Resolution No. 3,198, as amended, requires financial institutions and certain other entities holding regulatory capital equal to or greater than R$1.0 billion to create a corporate body designated as an “audit committee”, which must be composed of at least three individual members, with a maximum term of office of five years.  At least one of the members must have accounting and financial knowledge.  The institution’s fiscal council may perform the duties of the audit committee, provided it operates on a permanent basis, subject to the provisions of Resolution No. 3,198.

In addition, Brazilian legislation also permits the creation of a single committee for an entire group of companies.  In this case, the audit committee, as the case may be, should be responsible for any and all financial institutions and insurance companies belonging to the same group, provided that these financial institutions comply with the requirements mentioned above.  For more details about the Audit Committee see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Statutory Bodies.”

Auditing Requirements

We are required under Brazilian law to prepare our financial statements in accordance with Brazilian GAAP and other applicable regulations.  As a financial institution, we are required to have our financial statements audited every six months.  Quarterly financial information filed with the CVM is also subject to review by its independent accountants.  In January 2003, the CVM approved regulations requiring audited entities to disclose information relating to an independent accounting firm’s non-auditing services whenever such services represent more than 5.0% of the fees the entity paid to the external accounting firm.

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In addition, in accordance with CMN Resolution No. 3,786, dated September 24, 2009, as of December 31, 2010, our annual statutory consolidated financial statements must be prepared in accordance with IFRS, and accompanied by an independent audit report confirming that the financial statements have been so prepared.  Pursuant to CMN Resolution No. 3,853, dated April 30, 2010, as a listed financial institution that is required to prepare interim consolidated financial statements, we must prepare such interim consolidated financial statements in accordance with IFRS issued by the IASB, and translated into Portuguese by a Brazilian entity authorized by the International Accounting Standards Committee Foundation.

Ombudsman Office

Pursuant to Resolution No. 3,849 enacted by the CMN on March 25, 2010 that replaced Resolution No. 3,477 enacted by the CMN on July 26, 2007, financial institutions and other entities which are authorized to operate by the Central Bank must, as of September 30, 2007, have an ombudsman office to facilitate communication between the institutions and their customers, and in order to observe strictly consumer rights legislation and the enhancement and improvement of products, services and customer service.  The ombudsman office must be managed by an ombudsman officer (who may also be the ombudsman himself, provided that, in this case, such person may not be responsible for any other activity in the financial institution) and be proportional to the institution’s activities and the complexity of its products.  Institutions that are part of a financial group are allowed to establish one ombudsman office to service the whole group.

Financial institutions must report and maintain updated information on the officer in charge of the ombudsman office.  The officer in charge must prepare a report every six months (as of June 30 and December 31 of each year) and whenever a material event is identified pursuant to the instructions of the Central Bank.

Asset Management Regulation

Under Laws No. 10,198, dated February 14, 2001 and 10,303, dated October 31, 2001 and CVM Ruling No. 306, dated May 5, 1999, as amended, asset management is regulated by the CMN, the Central Bank and the CVM and also self-regulated by ANBIMA.

Investment funds are subject to the regulation and supervision of the CMN and the CVM and, in certain specific matters, the Central Bank.  Investment funds may be managed by multiple service banks, commercial banks, savings banks, investment banks, credit, finance and investment companies and brokerage and dealer companies within certain operational limits.  CMN regulations provide that institutions must segregate their asset management activities from their other activities.

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Investment funds may invest in any type of financial instrument available in the financial and capital markets, including for example, fixed income instruments, stocks, debentures and derivative products, provided that, in addition to the denomination of the fund, a reference to the relevant type of fund is included, in accordance with the classification table of Instruction No. 409, enacted by the CVM on August 18, 2004, as amended (and, in relation to structured investment funds, in accordance with specific regulation enacted by CVM for each type of structured investment fund).

Investment funds may not:

•         have more than 10.0% of their net worth invested in securities of a single issuer that is not a financial institution, its controlling shareholders, subsidiaries and affiliates or of a federal, state, municipality or other investment fund; and

•         have more than 20.0% of their net worth invested in securities issued by a financial institution (including the fund manager), its controlling shareholders, subsidiaries and affiliates.

The Central Bank enacted Circular No. 3,086 on February 15, 2002, establishing criteria for the registration and accounting evaluation of securities and financial instruments and derivatives that form financial investment funds, application funds in quotas of investment funds, individual programmed retirement funds and offshore investment funds.  Pursuant to such Circular, the Central Bank ordered fund managers to mark their fixed-income securities to market; hence, the fund’s portfolio assets must be accounted for at their fair market value, instead of their expected yield to maturity.  As a result of this mark-to-market mechanism, the fund quotas reflect the fund’s net asset value.

The asset management industry is also self-regulated by ANBIMA, which enacts additional rules and policies from time to time, especially with respect to the marketing and advertising of investment funds.

Broker-Dealer Regulation

Broker and dealer firms are part of the national financial system and are subject to CMN, Central Bank and CVM regulation and supervision.  Brokerage firms must be chartered by the Central Bank and are the only institutions in Brazil authorized to trade on Brazil’s stock, mercantile and futures exchanges.  Both brokers and dealers may act as underwriters in the public placement of securities and engage in the brokerage of foreign currency in any exchange market.

Broker and dealer firms may not:

•         execute operations that may be qualified as the granting of loans to their customers, including the assignment of rights with limited exceptions;

•         collect commissions from their customers related to transactions of securities during the primary distribution;

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•         acquire real estate which is not for their own use; or

•         obtain loans from financial institutions, except for (1) loans for the acquisition of goods for use in connection with the firm’s corporate purpose or (2) loans the amount of which does not exceed two times the relevant firm’s net worth.

Foreign Investment in Brazil

Foreign Direct Investment

Foreign direct investment in Brazil is regulated by Law No. 4,131 and Law No. 4,390 enacted on September 3, 1962 and August 29, 1964, respectively.  According to Law No. 4,131, foreign capital is considered to be “any goods, machinery and equipment that enter Brazil, with no initial disbursement of foreign currency, for the production of goods and services, as well as any funds brought into the country for investment in economic activities, provided that in both cases they belong to individuals or legal entities resident, domiciled or headquartered abroad”.

Foreign capital must be registered with the Central Bank through the Electronic Registration System —Foreign Direct Investment (the Registro Declaratório Eletrônico — Investimento Externo Direto) within thirty days of the flow of funds into Brazil in accordance with Law No. 4,131.  The registration of foreign capital is required for the remittance of profits abroad, the repatriation of capital and the registration of reinvestments.  Investments will always be registered in the foreign currency in which they are actually made, or in Brazilian currency, if the funds are derived from a non-resident account properly kept in Brazil.

On December 28, 2006, Law No. 11,371 amended Law No. 4,131 and established that the foreign capital invested in Brazilian companies not yet duly registered with the Central Bank within such thirty day period and not subject to other types of registration must be registered therewith.  For the purposes of such registration the amount of foreign capital in reais  to be registered must be evidenced in the accounting records of the relevant Brazilian company.  Foreign capital invested and not already registered must be registered prior to the last business day of the subsequent calendar year during which the company becomes obligated to register the capital.

Other than such registration, foreign investment is not subject to government approvals or authorizations, and there are no requirements regarding minimum investment or local participation in capital (except in very limited cases such as in financial institutions, insurance companies and other entities subject to specific regulations).  Foreign participation, however, is limited (i.e., subject to approvals) or forbidden in several sectors.  A Presidential Decree enacted in November 1997 allows up to 100% foreign participation in the capital stock of Santander Brasil.

Foreign investments in currency must be officially channeled through financial institutions duly authorized to deal in foreign exchange.  Foreign currency must be converted into Brazilian currency and vice versa through the execution of an exchange contract.  Foreign investments may also be made through the contribution of assets and equipment intended for the local production of goods and services.

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Capital Markets Investment

Investors residing outside Brazil, including institutional investors, are authorized to purchase securities in Brazil on the Brazilian stock exchange, provided that they comply with the registration requirements set forth in Resolution No. 2,689, issued on January 26, 2000, of the CMN, and CVM Instruction No. 325, issued on January 27, 2000.

With certain limited exceptions, Resolution No. 2,689 allows investors to carry out any type of transaction in the Brazilian capital markets involving a security traded on a stock, future or organized over-the-counter market, but investors may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions.  Investments and remittances outside Brazil of gains, dividends, profits or other payments under our preferred shares are made through the commercial rate exchange market.

In order to become a Resolution No. 2,689 investor, an investor residing outside Brazil must:

•         appoint at least one representative in Brazil that will be responsible for complying with registration and reporting requirements and reporting procedures with the Central Bank and the CVM.  If the representative is an individual or a non-financial company, the investor must also appoint an institution duly authorized by the Central Bank that will be jointly and severally liable for the representative’s obligations;

•         complete the appropriate foreign investor registration form;

•         register as a foreign investor with the CVM;

•         register the foreign investment with the Central Bank;

•         appoint a tax representative in Brazil; and

•         obtain a taxpayer identification number from the Brazilian federal tax authorities.

PIS and COFINS Tax Rates

Since September 2003, the PIS and COFINS tax rates have been imposed on our revenues, net of certain expenses, at a combined rate of 4.65%.  The COFINS and the PIS rates for certain non-financial companies is 7.6% and 1.65%, respectively, resulting in a combined rate of 9.25%, although certain deductions for expenses are authorized (non-cumulative PIS and COFINS regime).  These rates affect us less directly, as only certain of our consumer finance subsidiaries are considered to be non-financial institutions for the purposes of COFINS and PIS.  The PIS and COFINS rates on the revenues resulting from financial revenues received by legal entities, which are subject to the non-cumulative PIS and COFINS regime, are currently zero.  This rate, however, is not applicable to revenues derived from interest over capital.

PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses) and therefore, under IFRS are recorded as income taxes.

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Tax on Financial Transactions (IOF)

CPMF, a provisory contribution levied on certain financial transactions, such as customer’s account operations, has not been in force in Brazil since December 31, 2007.  In order to replace losses resulting from the elimination of the CPMF, the President enacted in 2008 several Decrees (Decree No. 6,339/08, Decree No. 6,345/08, Decree No. 6,391/08, Decree No. 6,453/08, Decree No. 6,566/08, Decree No. 6,613/08, Decree No. 6,691/08, Decree No. 6,983/09, Decree 7,011/09, Decree 7,323/10, Decree 7,330/10, Decree 7,412/10, Decree 7,454/11 and Decree 7,456/11) amending Decree No. 6,306/07 and modifying the rates for the IOF, which is levied on credit, currency exchange, insurance and securities transactions.  The purpose of these Decrees enacted in 2008 going forward was to change IOF rates, as well as to impose additional IOF rates for credit, currency exchange and insurance transactions, with some exceptions.

Generally, the IOF is imposed on the following transactions and at the following rates:

Transaction(1)	Maximum Legal Rate	Present Rate(2)
Credit extended by financial institutions and non-financial entities	1.5% per day	Up to 0.0082% per day for loans contracted by legal entities or individuals, limited to 1.5%. An additional 0.38% rate is applicable.
Transactions relating to securities	1.5% per day

0.5% per day for certain investment funds

0% on transactions with equity securities

1.0% per day on transactions with fixed income derived from federal, state, or municipal bonds, and fixed income investment funds limited to certain percentages of the income raised from investment

1.5% on the assignment of securities to permit the issuance of Depositary Receipts abroad

Insurance transactions entered into by insurance companies	25.0%	2.38% for health insurance and life insurance 7.38% for other types of insurance
Foreign exchange transactions	25.0%

0.38% (general rule)

6.38% on credit card transactions as from April 27, 2011

0% for outflow of funds related to loans obtained from abroad (irrespective of the term) and for inflow of funds related to loans obtained from abroad for a period greater than 720 days

6.0% for remittances from abroad related to loans that will remain in Brazil for a period lower than or equal to 720 days

0% for interbank transactions

0% for exchange transactions in connection with the outflow of proceeds from Brazil for the remittance of interest on net equity and dividends to be received by foreign investors

6.0% for exchange transactions, including by means of simultaneous foreign exchange transactions, for the inflow of funds by foreign investors in the Brazilian financial and capital markets, except that variable income investments in stock exchanges and share acquisitions as part of an initial public offering, as well as investments in certain private equity funds, remain subject to the prior 2.0% IOF rate

6.0% for exchange transactions, including by means of simultaneous foreign exchange transactions, for the inflow of funds by foreign investors for purposes of initial or additional margin requirements in connection with transactions in stock exchanges

0% for exchange transactions for the outflow of funds invested by foreign investors in the Brazilian financial and capital markets

2.0% for exchange transactions by means of simultaneous foreign exchange transactions effected on or after January 1, 2011, for the inflow of funds by foreign investors derived from the cancelling of depositary receipts and destined for investments in stock tradable in stock exchanges

2.0% for exchange transactions by means of simultaneous foreign exchange transactions effected on or after January 1, 2011, for the inflow of funds by foreign investors derived from the conversion of direct investments in Brazil made pursuant to Law 4,131/62 into investments in stock tradable in stock exchanges

0% for revenues related to the export of services transactions

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Note:

(1)          The transactions mentioned in the table are for illustration purposes and do not reflect an exhaustive list of transactions subject to the IOF.

(2)          There are some exemptions or specific cases in which the applicable rate is zero.

Foreign Investment and the Brazilian Constitution

The Brazilian constitution prohibits foreign financial institutions from establishing new branches or subsidiaries in Brazil except when duly authorized by the President of Brazil and by the Central Bank.  A foreign financial institution duly authorized to operate in Brazil through a branch or a subsidiary is subject to the same rules, regulations and requirements that are applicable to any Brazilian financial institution.

Foreign Investment in Brazilian Financial Institutions

The Brazilian constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization by the President of Brazil based on national interest or reciprocity.  A decree on November 13, 1997, issued in respect of Banco Meridional do Brasil S.A. (our legal predecessor) allows 100% foreign participation in our capital stock.  Foreign investors may acquire the shares issued by this offering as a result of this decree.  In addition, foreign investors may acquire publicly traded non-voting shares of Brazilian financial institutions negotiated on a stock exchange or depositary receipts offered abroad representing shares without specific authorization.

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Regulation of Branches

The Central Bank requires authorization by the Central Bank for operations of branches or subsidiaries of Brazilian financial institutions, including compliance with the requirement that (1) the institution shall have been in operation for at least six years, (2) the institution’s paid-up capital and net worth shall meet the minimum levels established in Exhibit II to Resolution No. 2,099 of August 17, 1994, plus an amount corresponding to 300.0% of the minimum paid-up capital and net worth required by Central Bank regulations for commercial banks, and (3) the Brazilian financial institution shall present to the Central Bank a study on the economic and financial viability of the subsidiary, branch or investment.

In addition, the Central Bank will only grant such authorization if the Central Bank has access to information, data and documents relating to the operations and accounting records of the financial institution in which it has a direct or indirect holding abroad.  Delay in providing the Central Bank with the required information and documents subjects the relevant financial institution to fines.  Furthermore, the failure by a Brazilian bank to comply with the requirements of Resolution No. 2,723 would result in the deduction of a designated percentage of the assets of such branch or subsidiary from the net worth of such bank for the purpose of calculating such bank’s compliance with the capital adequacy requirements of the Central Bank, regardless of other penalties applied pursuant to the applicable regulation, including the cancellation of the authorization by the Central Bank.

The Central Bank’s prior authorization is also required in order to: (1) allocate new funds to branches or subsidiaries abroad; (2) subscribe capital increases, directly or indirectly, to subsidiaries abroad; (3) increase equity participation, directly or indirectly, in subsidiaries abroad; and/or (4) merge or spin off, directly or indirectly, subsidiaries abroad.  The requirements set out in items (1) to (4) are applicable only if such subsidiary is a financial institution or similar entity.

Leasing Regulations

The CMN, in its capacity as regulator and supervisor of the financial system, provides the details set forth in Law No. 6,099, and Resolution No. 2,309 of August 28, 1996, and supervises and controls the transactions entered into by leasing companies.  Furthermore, to the extent applicable, the laws and regulations issued by the Central Bank with respect to financial institutions in general, such as reporting requirements, capital adequacy and leverage, asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

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Private Pension Plans

Open-fund private pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are under the regulatory authority of the Ministry of Finance.  The CMN, CVM and Central Bank may also issue regulations pertinent to private pension plans, particularly with respect to technical reserves.  Open-fund private pension entities must set aside reserves and provisions as collateral for their liabilities.  Regulations applicable to pension funds generally do not allow such funds to invest resources abroad.

Banking Consumer Defense Code

CMN Resolutions No. 3,694 and 3,695, both dated March 26, 2009, established procedures with respect to prevention of risks of financial transactions and services provided by financial institutions to customers and the public in general, aiming at improving the relationship between market participants by fostering additional transparency, discipline, competition and reliability on the part of financial institutions.  This regulation consolidates all the previous related rules.

The principal aspects of the above-mentioned rules are described below:

•         financial institutions must ensure that customers are fully aware of all contractual clauses, including responsibilities and penalties applicable to both parties, providing timely copies of contracts, receipts, extracts and other documents related to transactions and services rendered in order to enable customers to freely take their decisions;

•         financial institutions must adopt in all contracts and related documents clear wording, which is not misleading, adequate to the complexity and nature of the transaction or service rendered, in order to enable the understanding of the content and identification of terms, amounts, charges, penalties, dates, places and other conditions;

•         financial institutions are prohibited from refusing or hindering customers and users of their products and services access to conventional channels of assistance, including cashier services (personal counter assistance), even in cases of alternative electronic assistance;

•         financial institutions are prohibited from postponing withdrawals up to R$5,000.  For higher amounts, financial institutions may postpone the transaction to the next business day; and

•         financial institutions are prohibited from making loans from deposit accounts without prior authorization from the customer.

In addition to the procedures described above, the Federal Supreme Court decided on June 7, 2006 that relationships between consumers and financial institutions must be regulated by Law No. 8,078, dated September 11, 1990 (the Brazilian Consumer Code), which grants consumers certain rights that facilitate their defense in court, such as the possibility of the reverse burden of proof, and defines limits for bank interest rates deemed abusive.  Financial institutions must fully comply with the measures set forth in the Brazilian Consumer Code.

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Cayman Islands Banking Regulation

Banks and trust companies wishing to conduct business from within the Cayman Islands must be licensed by the Cayman Islands Monetary Authority under the Banks and Trust Companies Law (2009 Revision) (the “Banks and Trust Companies Law”), whether or not such business is actually to be conducted in the Cayman Islands.

Under the Banks and Trust Companies Law, there are two main categories of banking license: a category “A” license, which permits unrestricted domestic and off-shore banking business, and a category “B” license, which permits principally off-shore banking business.  As of December 31, 2009, there were approximately 17 banks holding category “A” licenses and approximately 249 banks holding category “B” licenses.  The holder of a category “B” license may have an office in the Cayman Islands and conduct business with other licensees and offshore companies but, except in limited circumstances, may not do banking business locally with the public or residents in the Cayman Islands.  We have an unrestricted category “B” license.

There are no specific ratio or liquidity requirements under the Banks and Trust Companies Law, but the Cayman Islands Monetary Authority will expect observance of prudent banking practices, and the Banks and Trust Companies Law imposes a minimum net worth requirement of an amount equal to CI$400,000 (or, in the case of licensees holding a restricted category “B” or a restricted trust license, CI$20,000).

Insurance Regulation

The Brazilian insurance system is governed by three regulatory agencies: the Brazilian Private Insurance Council (Conselho Nacional de Seguros Privados), or “CNSP”, the SUSEP and the Supplementary Health Insurance Agency (Agência Nacional de Saúde Suplementar), or “ANS”.  With governmental approval, an insurance company may offer all types of insurance with the exception of workers’ compensation insurance, which is provided exclusively by the National Institute of Medical Assistance and Social Welfare (Instituto Nacional de Seguridade Social), or “INSS”.  Insurance companies sell policies through qualified brokers.  In accordance with Brazilian insurance legislation, health insurance must be sold separately from other types of insurance by a specialized insurance company that is subject to the rules of the ANS, the agency responsible for private health insurance.

Insurance companies must set aside reserves to be invested in specific types of securities.  As a result, insurance companies are among the main investors in the Brazilian financial market and are subject to the rules of the CMN regarding the investment of technical reserves.

Insurance companies are exempt from ordinary bankruptcy procedures and instead are subject to a special procedure administered by the SUSEP, or by the ANS, the insurance sector regulators, except when the assets of the insurance company are not sufficient to guarantee at least half of the unsecured credits or procedures relating to acts that may be considered bankruptcy-related crimes.  Dissolutions may be either voluntary or compulsory.  The Minister of Finance is responsible for the institution of compulsory dissolutions of insurance companies under the SUSEP’s regulation and ANS is responsible for the dissolution of health insurance companies.

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There is currently no restriction on foreign investments in insurance companies.

According to Brazilian law, insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under the SUSEP rules.  For several years, reinsurance activities in Brazil were carried out on a monopoly basis by IRB — Brasil Resseguros S.A., or IRB.  On January 16, 2007, Complementary Law No. 126/07 came into force, providing for the opening of the Brazilian reinsurance market to other reinsurance companies.  This law specifically establishes new policies related to reinsurance, retrocession and its intermediation, coinsurance operations, hiring of insurance products abroad and insurance sector foreign currency operations.

The main changes introduced by Complementary Law No. 126/07 are summarized below.  Three types of reinsurers are established by such law:

•         Local reinsurer.  Reinsurer with head office in Brazil, incorporated as a corporation (sociedade por ações) and having as exclusive purpose the performance of reinsurance and retrocession transactions;

•         Admitted reinsurer.  Nonresident reinsurer, registered with the SUSEP to carry out reinsurance and retrocession transactions, with a representative office in Brazil, which complies with the requirements of Complementary Law No. 126/07 and the applicable rules regarding reinsurance and reassignment of reinsurance activities; and

•         Eventual reinsurer.  Nonresident reinsurer, registered with the SUSEP to carry out reinsurance and retrocession transactions, without a representative office in Brazil, which complies with the requirements of Complementary Law No. 126/07 and the applicable rules regarding reinsurance and retrocession activities.

An eventual reinsurer must not be a resident in a country considered as a tax-haven jurisdiction, which does not tax income or tax it at a rate 20.0% below or which does not disclose information about shareholding structure.

Admitted or eventual reinsurers must comply with the following minimum requirements:

•         to be duly incorporated, according to the laws of their countries of origin, in order to underwrite local and international reinsurance in the fields that they intend to operate in Brazil and present evidence that they have carried out their operations in their respective countries of origin for at least five years;

•         to have economic and financial capacity not inferior to the minimum to be established by CNSP;

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•         to have a rating issue by rating agencies recognized by the SUSEP equal to or higher than the minimum to be established by CNSP;

•         to have a duly appointed resident attorney-in-fact in Brazil with full administrative and judicial powers;

•         to comply with additional requirements to be established by CNSP and the SUSEP.

In addition to the requirements mentioned above, admitted reinsurer must keep a foreign currency account with the SUSEP and periodically submit to such regulatory agency their financial statements, pursuant to the rules to be enacted by CNSP.

The contracting of reinsurance and retrocession in Brazil or abroad shall occur either through direct negotiation between the involved parties or an authorized broker.  Foreign reinsurance brokers may be authorized to operate in Brazil, according to the law and additional requirements to be established by the SUSEP and CNSP.

Reinsurance operations relating to survival life insurance and private pension plans are exclusive of local reinsurers.  With due observance of the rules to be enacted by CNSP, insurance companies when transferring their risks in reinsurance will have to offer to local reinsurers the following percentage of said risks (right of first refusal):

•         60.0% until January 16, 2010; and

•         40.0% in the subsequent years.

The technical reserves funds of local reinsurers and the funds deposited in Brazil for purposes of guaranteeing admitted reinsurers’ local activities will be managed according to the rules of the CMN.  IRB continues to be authorized to carry out reinsurance and retrocession activities in Brazil as a local reinsurer.

b. issuer’s environmental policy and costs incurred to comply with environmental regulations and, if applicable, of issuer’s other environmental practices, including the adhesion to international patterns of environmental protection

The Social-Environmental Risk policy of Grupo Santander Brasil establishes guidelines for risk analysis and businesses opportunities. Such practice is considered one of the main inclusion vectors regarding social-environmental issues in the businesses of Grupo Santander Brasil and expresses the alignment between the principles and values of the organization and its way to relate with clients and society.

The social and environmental aspects are incorporated to risk analysis, to credit granting, to acceptance of new clients and to the contracting of suppliers. Grupo Santander Brasil mitigates potential negative economic, social and environmental consequences, but mainly, it provokes  a positive impact upon valuing the corporate practices of responsible management, in search for an economically healthy society, fairer and more balanced. Santander Brasil is a signatory of the Equator’s Principles, document that forces the institution to make the funding of big projects (Project Finance) of over US$ 10 million to fall under the World’s Bank socio-environmental patterns. Grupo Santander Brasil is a signatory of FEBRABAN’s Green Protocol that establishes social-environmental patterns that must be complied with by the banks.

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c. dependence on patents, trademarks, licenses, assignments, franchises, royalty agreements substantial to the development of its activities

In Brazil, the ownership of trademarks is only granted by a registration given by the National Industrial Property Institute – INPI, which is the body in charge of registering trademarks, patents and industrial designs. Upon registration, the owner holds the exclusive right to use the trademark in Brazil for a ten-year term, successively extendable for equal periods of time.

The main trademarks used by Santander Brasil (including trademarks “Santander” and “Banco Santander”) are held by Grupo Santander Espanha, which has granted us license for using such trademarks. All the trademarks substantial to our businesses are registered or have already had their registration request filed with the INPI by Santander Brasil or by Grupo Santander Espanha.

Santander Brasil and some other entities of Grupo Santander Brasil are holders of the domain names used in our businesses, including: www.santanderbrasil.com.br, www.bancosantander.com.br, www.bsantander.com.br, www.bancosantanderlight.com.br, www.corretorasantander.com.br and  www.realsantander.com.br.

7.6. In relation to the countries from which the issuer derives relevant revenues, identify:

a.       client-derived revenues attributed to the issuer’s home country and its share of the issuer’s total net revenues

b.      client-derived revenues attributed to each foreign country and its share of the issuer’s total net revenues

c.       total revenues derived from foreign countries and its share of the issuer’s total net revenues

 Santander Brasil operates predominantly in the Brazilian market. Therefore approximately 100% of its revenues come from Brazilian clients.

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7.7. In relation to the foreign countries mentioned in section 7.6, advise to what extent the issuer is subject to the regulations of these countries, and the manner in which this affects the issuer’s business

Not applicable, since no foreign countries were mentioned in section 7.6.

7.8 Describe the relevant long-term relationships of the issuer that do not appear in any other part of this form

Santander Brasil has no relevant long-term relationships that are not described in other sections of this form.

 7.9 Provide other information which the issuer deems relevant.

 All relevant information has been described in the preceding sections.

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8. Economic group

8.1. Describe the economic group of which Santander Brasil is a part

Over 150 years old, Santander España Group, headquartered in Spain, is the eighth bank on market capitalization in the world and the first one in the Euro zone, being worth € 66 billion, according to data from December 2010. It closed 2010 with a net profit of € 8.1 billion and has approximately 179 thousand employees, who attend to about 100 million clients at 14,082 branches.

Santander España Group’s distinguishing mark is the geographic balanced diversification of its businesses between mature and developing markets, allowing it to maximize its revenues and results along economic cycles. Santander España Group is present in ten main markets: Spain, Portugal, Germany, United Kingdom, Brazil, Mexico, Chile, Argentina, United States and in Poland.

In 2010, Brazil answered for approx. 25% of the profits of the business areas of Santander España Group and 58% of the total for Latin America as a whole. The Santander España Group has made significant investments in Latin America, which it currently sees as one of the most attractive markets in the world. By means of expansions and takeovers in Chile, Mexico, Columbia, Argentina and Brazil, among other countries, it has grown into becoming the major Latin American bank in terms of assets.

It operates, on a global scale, in the divisions of Retail Banking, Wholesale Banking (Santander Global Banking & Markets), Asset Management and Private Banking, Insurances and Means of Payment (Santander Cards).

Santander España Group controls Santander Brasil through Grupo Empresarial Santander, S.L., Santander Insurance Holding, S.L. and Sterrebeeck B.V., which are its controlled subsidiaries. Therefore, Santander España holds over 81.4% of our shares and the prerogative to elect the majority of the members of our Administration, as well as the power to decide on almost all the issues submitted to the shareholders’ vote.

a. direct and indirect controllers

The table below presents the main shareholders of Santander Brasil on the reference date of March 31, 2011:

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Main Shareholders	Common Shares	Percentage of Common Shares	Preferred Shares	Percentage of Preferred Shares	Percentage of the Total of the Capital Shares
Grupo Empresarial Santander, S.L.	74,967,225,596	35.22%	63,531,985,888	34.12%	34.71%
Sterrebeeck B.V.	99,527,083,105	46.76%	86,492,330,355	46.45%	46.62%
Santander Insurance Holding, S.L.	206,663,606	0.10%	22	(*)	0.05%
Other	38,140,759,447	17.92%	36,178,068,886	19.43%	18.62%
Total	212,841,731,754	100.00%	186,202,385,151	100.00%	100.00%

*Interests below 0.01%.

The tables below present the distribution of the corporate capital of the shareholders of Santander Brasil that hold 5.0% or more of the shares of its corporate capital:

Sterrebeeck B.V.

Main Shareholders	Common Shares	Percentage of Common Shares	Preferred Shares	Percentage of Preferred Shares	Percentage of the Total of the Capital Shares
Santander España	2,639,306	100.00%	-	-	100.00%
Total	2,639,306	100.00%	-	-	100.00%

Grupo Empresarial Santander, S.L.

Main Shareholders	Common Shares	Percentage of Common Shares	Preferred Shares	Percentage of Preferred Shares	Percentage of the Total of the Capital Shares
Santander España	468,793,507	99.10580%	-	-	99.10580%
Santander Investment, S.A.	1.787.400	0.377867%	-	-	0.377867%
Santander Investment I, S.A.	2.442.373	0.516333%			0.516333%
Total	473,023,280	100.00%	-	-	100.00%

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Santander España

Santander España is an open capital financial institution, headquartered in Spain, and its shares are traded at stock exchanges. Its capital is diluted and on December 31, 2009, no shareholder held individually substantial interest. It means that no shareholder owns, on an individual basis, over 3% of the corporate capital of Santander. Under the Annual Report 2010 of Santander España available on site http://www.santander.com, section Informe de Gobierno Corporativo, Estructura de Propriedad, Participaciones Relevantes. It appears in the share interests registrations of Santander Spain the interests of Chase Nominees Limited, of 10.24%, of the State Street Bank & Trust, of 9.52%, of the EC Nominees Ltd., of 6.45%, of the Bank of New York Mellon, of 5.05%, of the Guaranty Nominees Limited, of 3.73% and of the Société Générale, of 3.28%. Such interests, however, are not interests held on an individual basis by one sole person but it is the total interest of the clients represented by each of these institutions. The table below shows the composition of capital of Santander Spain on December 31, 2010:

                               Composition of Corporate Capital – Santander España

	Amount of Shares	(%) of the corporate capital
Directors of the Board	253,156,054	3.04
Institutional Investitors	4,926,897,662	59.15
Minority Shareholders	3,149,068,382	37.81
Total	8,329,122,098	100.00

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b. controlled and associated companies

The table below presents the standing of the controlled and associated companies of Santander Brasil on December 31, 2010:

Companies	Amount of Shares or Quotas Held by Santander Brazil		% Interest
	Common Shares and Quotas	Preferred Shares	Santander Brasil	Santander Consolidated
Santander Seguros	5,625,778,302	5, 625,396,649	100.00%	100.00%
Santander Brasil Asset	12,493,833,365	-	99.99%	100.00%
Santander Administradora de Consórcios Ltda.	2,999,999	-	99.99%	100.00%
Banco Bandepe	2,183,667,025,860	-	100.00%	100.00%
Santander Leasing	8,678,229,776	-	78.57%	99.99%
Aymoré Financiamentos	287,706,670,412	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda.	92,924,982	-	99.99%	100.00%
Santander Microcrédito Assessoria Financeira S.A.	43,129,917,574	-	99.99%	100.00%
Santander Advisory Services S.A.	446,139	-	100.00%	100.00%
CRV DTVM	67,100	-	100.00%	100.00%
Companhia de Arrendamento Mercantil RCI Brasil	65.103	31,158	39.88%	39.88%
Companhia de Crédito, Financiamento e Investimento RCI Brasil	361	364	39.64%	39.64%
Santander CCVM	10,209,878,994	10,209,878,994	100.00%	100.00%
Santander CHP S.A.	1,323,796	-	96.56%	96.56%
Webmotors S.A.	348,253,362,330	17,929,313,233	100.00%	100.00%
Company Controlled by Santander Seguros
Santander Brasil Seguros	70,283,367	-	0.00%	100.00%
Santander Capitalização S.A.	64,614,988	-	0.00%	100.00%
Controlled Companies of Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	110,769,432,205	-	0.00%	100.00%
Controlled by CRV DTVM
Santander Securities (Brasil) Corretora de Valores Mobiliários S.A.	344,282,642	77,225,627	0.00%	100.00%
Jointly Controlled Companies
Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima	7,999,998	-	50.00%	50.00%
Araguari Real Estate Holding LLC	43,164	-	50.00%	50.00%
Cibrasec Companhia Brasileira de Securitização	9,000	-	13.64%	13.64%
Norchem Participações e Consultoria S.A.	950,000	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP	3,859,219	-	11.11%	11.11%
Associated companies
Norchem Holding e Negócios S.A.	1,678,969	-	21.75%	21.75%

Free English Translation

c. interests of Santander Brasil in the group’s companies

See information on table under item “b” above.

d. interests of the group’s companies in Santander Brasil

Except for the information under item “a”, no other company of the Santander España Group held any interest in Santander Brasil on the reference date of December 31, 2010.

e. companies under common control

See information on table under item “b” above.

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8.2. Organization Chart of the economic group of which Santander Brasil is a part, provided that it is compatible with the information presented in item 8.1.

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8.3. Describe restructuring operations, such as incorporations, mergers, spin-offs, share incorporations, disposals and acquisitions of corporate control, acquisitions and disposals of important assets, occurred within the group.

See transactions listed under item 6.5 above.

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8.4.   Supply any further information that Santander Brasil deems material

All material information was released under the above items.

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9. Material assets

9.1.   Describe the non-current assets that are material for the business, also providing the following particular information:

a. fixed assets, including those that are leased or the subject of leasing arrangements, identifying the location of each such asset

Ownership Type	Country	State	City	Fixed Assets
Own	Brazil	SP	São Paulo	Data Processing Unit I
Own	Brazil	SP	São Paulo	Data Processing Unit II
Own	Brazil	SP	São Paulo	Data Processing Unit III
Own	Brazil	SP	São Paulo	Data Processing Unit IV
Own	Brazil	SP	São Paulo	Data Processing Unit V
Own	Brazil	SP	São Paulo	Data Processing Unit VI
Own	Brazil	SP	São Paulo	Data Processing Unit VII
Own	Brazil	SP	São Paulo	Headquarters of Santander Brasil Group
Own	Brazil	SP	São Paulo	Santander Administrative Center 1
Leased	Brazil	SP	São Paulo	Santander Administrative Center 2
Own	Brazil	SP	São Paulo	Santander Administrative Center 3
Leased	Brazil	SP	São Paulo	02 floors of the former building of Banco Real headquarters

Base date December 31, 2010

b. patents, trademarks, licenses, concession grants, franchises and technology transfer agreements, including the following information:

i.      duration or term of effectiveness

     ii.      relevant territory

     iii.      events triggering loss of rights to such assets

iv.        possible consequences for the registrant of a loss of rights to any such asset

Not applicable, since with do not have patents, brands, licenses, concessions, franchises and technology transfer agreements booked in our non-current assets.

c. companies in which the registrant holds ownership interest, including the following particular information:

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i.      corporate name

ii.      registered office address

iii.      business activities

iv.      percentage equity interest held by the registrant

v.      identify whether the company classifies as a subsidiary or an affiliate

vi.      whether the company registered as a public company with the CVM

vii.      book value of the investment

viii.      market value of the equity interest, which if the company shares trade on an organized securities market must correspond to the market price of the shares as of the closing date of the last annual balance sheet

ix.      appreciation or devaluation of the relevant equity interest in the last three financial years, as compared to book value

x.      if the shares trade on an organized securities market, appreciation or devaluation of the relevant equity interest in the last three financial years, as compared to the market price of the shares as of the closing date of the balance sheet in each such financial year

xi.      amount of cash received by way of dividends in the last three financial years

xii.      reasons for the acquisition or for keeping the investment

Free English Translation

9.1 – Relevant non-current assets / 9.1.c – Interest in companies

Corporate Name CNPJ CVM Code Company Type Country of Head Office State of Head Office Municipality of Head Office Description of activities Interest of issuer (%)

Financial Year Book value - variation % Market value - Amount of dividends Date Amount (Reais) Variation % received (Reais)
Market value
AAB Dois	05.515.360/0001-40	Controlled Company	Brazil	SP	São Paulo	Holding	100.000000
12/31/2010	0.000000	0.000000	0.00 Book value 12/31/2010	0.00

Market value
12/31/2009	0.000000	0.000000	0.00
12/31/2008	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of such interest

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. Notes: (1) Company Controlled by Banco Santander (Brasil) S.A. and (2) The company was merged  on  08/31/2009.

Banco Bandepe	10.866.788/0001-77	-	Controlled Company	Brazil	SP	São Paulo	Bank
ABN AMRO Administradora de Cartões de Crédito Ltda	01.388.967/0001-55	Controlled Company	Brazil	SP	São Paulo	Cards	0.000000

Reasons for the acquisition and maintenance of such interest

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. Notes: (1) Company Controlled by Banco Santander (Brasil) S.A. and (2) It does not hold a share register at the Securities and Exchange Commission of Brazil (CVM). The market value of the interest is not applicable.

12/31/2010	0.000000	0.000000	40,276,000.00	Market value Book value 12/31/2010 0.00
12/31/2009	0.000000	0.000000	0.00
12/31/2008	0.000000	0.000000	0.00

Reasons for the acquisition and maintenance of such interest

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. Notes: (1) Company Controlled by Banco Santander (Brasil) S.A. and (2) The company was merged on 08/31/2009.

Aymoré Financiamentos	07.707.650/0001-10	Controlled Company	Brazil	SP	São Paulo	Financing Company	100.000000
12/31/2010	0.000000	0.000000	28,830,476.10	Market value Book value 12/31/2010 299,921,000.00
12/31/2009	0.000000	0.000000	0.00
12/31/2008	0.000000	0.000000	0.00

Reasons for the acquisition and maintenance of such interest

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. Notes: (1) Company Controlled by Banco Santander (Brasil) S.A. and (2) it does not hold a share register at   the Securities and Exchange Commission of Brazil (CVM). The market value of the interest is not applicable.

12/31/2010 0.00000 0.000000 1,323,000.00 Book value 12/31/2010 239,844,000.00

Free English Translation

Corporate name CNPJ CVM Code Company Type Country of Head Office State of Head Office Municipality of Head Office Description of activities Interest of issuer (%)

Financial year Book value - variation % Market value - Amount of dividends Date Amount (Reais) variation % received (Reais)
12/31/2009	0.000000	0.000000	0.00
12/31/2008	0.000000	0.000000	0.00

Reasons for the acquisition and maintenance of such interest

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. Notes: (1) Company Controlled by Banco Santander (Brasil) S.A. and (2) It does not hold a share register at the Securities and Exchange Commission of Brazil (CVM). The market value of the interest is not applicable.

Banco Real	33.066.408/0001-15	-	Controlled Company	Brazil SP	São Paulo	Bank	100.000000
12/31/2010	0.000000	0.000000	0.00	Market value Book value 12/31/2010 0.00
12/31/2009	0.000000	0.000000	0.00
12/31/2008	0.000000	0.000000	0.00

Reasons for the acquisition and maintenance of such interest

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. Notes: (1) Company Controlled by Banco Santander (Brasil) S.A. and (2) The company was merged on 08/31/2009.

Companhia de Arrendamento Mercantil RCI Brasil	62.307.848/0001-15	2146-6	Controlled Company	Brazil	PR	Curitiba	Leasing	39.880000
12/31/2010	0.000000	0.000000	4,279,591.54	Market value Book value 12/31/2010 18,017,000.00
12/31/2009	0.000000	0.000000	0.00
12/31/2008	0.000000	0.000000	0.00

Reasons for the acquisition and maintenance of such interest

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. Notes: (1) Company Controlled by Banco Santander (Brasil) S.A. and (2) The company was merged on 04/30/2009.

Companhia de Crédito, Financiamento and Investimento RCI Brasil	61.784.278/0001-91	Controlled Company	Brazil	PR	Curitiba	Financing company	39.640000
12/31/2010	0.000000	0.000000	4,279,591.54	Market value Book value 31/12/2010 21,025,000.00
12/31/2009	0.000000	0.000000	0.00
12/31/2008	0.000000	0.000000	0.00

Free English Translation

Corporate Name CNPJ CVM Code Company Type Country of Head Office State of Head Office Municipality of Head Office Description of activities Interest of issuer (%)

Financial year Book value - variation % Market value - Amount of dividends Date Amount (Reais) variation % received (Reais)

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. Notes: (1) ) it does not hold a share register at the Securities and Exchange Commission of Brazil (CVM).  The market value of the interest is not applicable; and (2) Jointly-controlled company.

CRV - Distribuidora de Títulos e Valores Mobiliários	62.318.407/0001-19	-	Controlled Company	Brazil	SP	São Paulo	Dealership	100.000000
12/31/2010	0.000000	0.000000	4,000.00	Market value Book value 31/12/2010 3.988.000,00
12/31/2009	0.000000	0.000000	0.00
12/31/2008	0.000000	0.000000	0.00

Reasons for the acquisition and maintenance of such interest

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. Notes: (1) Company Controlled by Banco Santander (Brasil) S.A.; (2) it does not hold a share register at the Securities and Exchange Commission of Brazil (CVM) . The market value of the interest is not applicable; and (3) Current corporate name of Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários.

Real Corretora de Seguros S.A.	02.804.233/0001-72	-	Associate Company	Brazil	SP	São Paulo	Insurance	0.000000
12/31/2010	0.000000	0.000000	60,597,000.00	Market value Book value 12/31/2010 0.00
12/31/2009	0.000000	0.000000	0.00
12/31/2008	0.000000	0.000000	0.00

Reasons for the acquisition and maintenance of such interest

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. Notes: (1) Company Controlled by Banco Santander (Brasil) S.A.; and (2) The Company transferred the investment in Real Corretora to Santander Advisory as of July 2009, according to the BoD meeting of July 24, 2009. At the EGMs of October 29, 2010 of Real Corretora and Santander Serviços, the respective shareholders approved the proposal of merger of Real Corretora pela Santander Serviços, based on the respective book value of shareholders’ equity on the base date of September 30, 2010, whose proceeding is currently under registration at the Trade Board.

Santander Administradora de Consórcios Ltda	06.055.245/0001-00		Controlled Company	Brazil	SP	São Paulo	Consórcio	100.000000
12/31/2010	0.000000	0.000000	132,000.00	Market value Book value 12/31/2010 248,000.00
12/31/2009	0.000000	0.000000	26,000.00
12/31/2008	0.000000	0.000000	0.00

Reasons for the acquisition and maintenance of such interest

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. Note: (1) Company Controlled by Banco Santander (Brasil) S.A.

Empresa controlada Santander Advisory Services S.A	04.270.778/0001-71	-	Controlled Company	Brazil	SP	São Paulo	Other activities	100.000000

Free English Translation

Corporate name CNPJ CVM Code Company Type Country of Head Office State of Head Office Municipality of Head Office Description of activities Interest of issuer developed (%)

Financial year Book value - variation % Market value - Amount of dividends Date Amount (Reais) variation % received (Reais)
12/31/2010	0.000000	0.000000	265,026.71	Market value Book value 12/31/2010 278,980,000.00
12/31/2009	0.000000	0.000000	460,000.00
12/31/2008	0.000000	0.000000	0.00

Reasons for the acquisition and maintenance of such interest

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. Note: (1) Company Controlled by Banco Santander (Brasil) S.A.

Santander Asset Management Distribuidora de Título e Valores Mobiliários LTDA	73.159.642/0001-01	-	Controlled Company	Brazil	SP	São Paulo	Asset Manager	99,990000
12/31/2010	0.000000	0.000000	0.00	Market value Book value: 12/31/2010 0.00
12/31/2009	0.000000	0.000000	0.00
12/31/2008	0.000000	0.000000	0.00

Reasons for the acquisition and maintenance of such interest

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. Notes: (1) (1) Company controlled by Banco Santander (Brasil) S.A.; (2) Company merged by Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A., according to the approval by the management of both companies on November 30, 2010, based on the balance sheet audited in September 2009.

Santander Administradora de Consórcios Ltda	55.942.312/0001-06	-	Controlled Company	Brazil	SP	São Paulo	Joint Venture	100,000000
12/31/2010	0.000000	0.000000	72.46	Market value Book value 12/31/2010 25,147,000.00
12/31/2009	0.000000	0.000000	0.00
12/31/2008	0.000000	0.000000	0.00

Reasons for the acquisition and maintenance of such interest

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. Note: (1) Company Controlled by Banco Santander (Brasil) S.A.

Santander Brasil Asset	55.942.312/0001-06	-	Controlled Company	Brazil	SP	São Paulo	Asset Manager	100.000000

12/31/2010	0.000000	0.000000	72.46	Market value Book value 12/31/2010 75,207,000.00

Free English Translation

Corporate Name CNPJ CVM Code Company Type Country of Head Office State of Head Office Municipality of Head Office Description of Activities Interest of issuer (%)

Financial year Book value - variation % Market value - Amount of dividends Date Amount (Reais) variation % received (Reais)
12/31/2009	0.000000	0.000000	0.00
12/31/2008	0.000000	0.000000	0.00
Santander Brasil Leasing	00.589.171/0001-06	-	Controlled Company	Brazil	SP	São Paulo	Leasing	99,990000
12/31/2010	0,000000	0,000000	0,00
				Market value Book value 12/31/2010 0.00
12/31/2009	0.000000	0.000000	435,000.00
12/31/2008	0.000000	0.000000	30,941,000.00

Reasons for the acquisition and maintenance of such interest

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. The controlled company was merged by Santander Leasing on 11/30/2009.

Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários	49.474.463/0001-84	-	Controlled Company	Brazil	SP	São Paulo	Brokerage Firm	100,000000
				Market value Book value 12/31/2010 0.00
12/31/2010	0.000000	0.000000	0,00
12/31/2009	0.000000	0.000000	5,000.00
12/31/2008	0.000000	0.000000	29,412,000.00

Reasons for the acquisition and maintenance of such interest

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. The controlled company was merged by Santander Leasing on 11/30/2009.

Santander Corretora de Câmbio e Valores Mobiliários S.A.	51.014.223/0001-49	-	Controlled Company	Brazil	SP	São Paulo	Brokerage Firm	100,000000
				Market value Book value 12/31/2010 43,825.00
12/31/2010	0.000000	0.000000	1,432,349.75
12/31/2009	0.000000	0.000000	0.00
12/31/2008	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of such interest Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil

Free English Translation

Corporate name CNPJ CVM Code Company Type Country of Head Office State of Head Office Municipality of Head Office Description of activities Interest of issuer (%)

Financial year Book value - variation % Market value - Amount of dividends Date Amount (Reais) variation % received (Reais)
Santander Investimentos em Participações S.A	02.736.455/0001-03	-	Controlled Company	Brazil	SP	São Paulo	Holding	0.000000
12/31/2010	0.000000	0.000000	168,028,000.00	Market value Book value 12/31/2010 0.00
12/31/2009	0.000000	0.000000	6,800,000.00

Reasons for the acquisition and maintenance of such interest

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. Notas: (1) Company Controlled by Banco Santander (Brasil) S.A.; and (2) The company was merged on 08/31/2009.

Santander S.A.	52.312.907/0001-90	-	Controlled Company	Brazil	SP	São Paulo	Brokerage Firm	0.000000
Santander Leasing	47.193.149/0001-06	2055-9	Controlled Company	Brazil	SP	São Paulo	Leasing	99.990000
12/31/2010	0.000000	0.000000	44,507,526.06	Market value Book value 12/31/2010 780.834.000,00
12/31/2009	0.000000	0.000000	14,397,000.00
12/31/2008	0.000000	0.000000	0.00

Reasons for the acquisition and maintenance of such interest

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. Notes: (1) Company Controlled by Banco Santander (Brasil) S.A

Santander Microcrédito Assessoria Financeira S.A	61.784.278/0001-91	Controlled Company	Brazil	PR		Curitiba	Financing Company	39.640000
12/31/2010	0.000000	3,679,626.43	4,279,591.54	Market value Book value 12/31/2010 5.793.000,00
12/31/2009	0.000000	0.000000	0.00
12/31/2008	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of such interest Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil

Corporate Name CNPJ CVM Code Company Type Country of Head Office State of Head Office Municipality of head office Description of activities Interest of issuer developed (%)

Financial year Book value - variation % Market value - Amount of dividends Date Amount (Reais) variation % received (Reais)
12/31/2010	0.000000	3.679.626,43	0.00		Book value 31/12/2010 5,793,000.00
12/31/2009	0.000000	0.000000	0.00
12/31/2008	0.000000	0.000000	0.00

Reasons for the acquisition and maintenance of such interest

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. Nota: (1) Company Controlled by Banco Santander (Brasil) S.A.

Santander Seguros S.A.	87.376.109/0001-06		Controlled Company	Brazil	SP	São Paulo	Insurance and Pension Plan	100,000000

12/31/2010	0.000000	0.000000	214,683,412.34	Market value Book value 12/31/2010 242.680.000,00
12/31/2009	0.000000	0.000000	0.00
12/31/2008	0.000000	0.000000	0.00

Reasons for the acquisition and maintenance of such interest

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. (1) Company Controlled by Banco Santander (Brasil) S.A.

Webmotors S.A.	03.347.828/0001-09	-	Controlled Company	Brazil	SP	São Paulo	Other Activities	100.000000
12/31/2010	0.000000	0.000000	9,852,000.00
12/31/2009	0.000000	0.000000	0.00
12/31/2008	0.000000	0.000000	0.00

Reasons for the acquisition and maintenance of such interest

Segregation and development of activities in specific company, operating jointly and complementarily with Santander Brasil. (1) Company Controlled by Banco Santander (Brasil) S.A.

Free English Translation

9.2 Please provide other information the issuer deems relevant

Data Processing Center in Campinas

On June 10, 2010, we announced the building of a technology, research and data processing center, in the city of Campinas, State of São Paulo. The project will require an initial investment of R$ 450 million, to be spent during the construction phase, expected to be concluded in the first quarter of 2012. The building of this technology center is in line with our sustainability practices, comprises one of the most modern technological structures of the country and reflects our expansion strategy in Brazil.

Free English Translation

10. Management comments on the company's financial position

10.1. The directors must comment on:

a. the general finance and equity conditions

Santander Brasil is the third largest private bank in Brazil, the largest bank controlled by a major global financial group, with a market share in assets of 8.6%, as per Central Bank data of September 2010, and the only international bank among the five largest banks in Brazil. The operations are spread all over the Country and strategically concentrated in the South and Southeast, the area that represented approximately 73% of the GDP in 2008.

The information of this document is based on the Consolidated Financial Statements of Santander Brasil prepared according to IFRS, issued by the IASB, and the interpretations of the IFRIC, except when otherwise designated.

• The net income for 2010 amounted to R$7,382 million, an increase of 34.0% (or R$1,874 million) in relation to the R$5,508 million for 2009.

• Assets of R$374,663 million, with growth of 18.6% in twelve months.

• Credit to clients of R$160,558 million, with an increase of 16.0% in twelve months.

• Savings deposits amounted to R$30.304 million, an evolution of 20.2% in twelve months.

• Stockholders’ equity totaled R$43,563 million (excluding the premium of R$28,312 million).

• The Basel ratio in 2010 reached 22.1%, with a decrease of 3.5% in twelve months.

• The active checking account holders’ base (Central Bank criterion) reached 10.9 million clients.

• Santander Brasil has a solid distribution platform, ranked among the largest in number of points-of-sale in the South-Southeast region (73% of the Brazilian GDP - 2008): 2,201 branches, 1,495 PABs (banking service stations) and 18,312 ATMs.

Stockholders’ equity showed, in December 2010, R$43,563 million, excluding R$28,312 million relative to the premium for acquisition of Banco Real and of Real Seguros Vida e Previdência S.A.

The return on average net equity adjusted by the premium reached 16.9%, a reduction of 2.4 percentage points in twelve months due to the increase of capital deriving from the inflow of funds from the Global Offering in October 2009.

Administrative expenses showed reduction of 2.4% in twelve months, partly as a result of cost controls and capture of synergies from the acquisition of Banco Real, which up to December 2010 totaled R$1,862 million. Expenses with personnel showed growth of 7.5% in relation to 2009.

The credit portfolio totaled R$160,558 million, with growth of 16.0%, or R$22,164 million. Of this amount, 66% derived from the personal (35%) and small and medium-sized companies (31%) segments.

Free English Translation

Breakdown of Managerial Credit by segment to Clients (R$ Million)
	2010	2009	Var. (%)	2008
Individuals	50,981	43,200	18.0%	39,153
Consumer financing	26,969	25,101	7.4%	24,757
Small and medium-sized companies	38,306	31,448	2.8%	34,289
Major companies	44,302	38,645	14.6%	37,839
Total	160,558	138,394	16.0%	136,039

Total funding, including funding by clients and investment funds, reached R$264,581 million in December 2010, with growth of 10.5% in relation to 2009.

Funding (R$ Million)	2010	2009	Var. (%)	2008
Demand deposits	16,131	15,140	6.5%	15,298
Savings deposits	30,304	25,217	20.2%	20,643
Term deposits	68,916	75,771	-9.0%	88,907
Debentures/ LCI/ LCA¹	37,892	24,962	51.8%	24,686
Funding by Clients	153,243	141,090	8.6%	149,534
Funds	111,338	98,407	13.1%	80,402
Total	264,581	239,497	10.5%	229,936
1. Committed transactions backed by debentures, Real Estate Credit Notes and Agricultural Credit Notes.

Santander Brasil aspires to be the largest multiple bank in Brazil in terms of generation of value for the shareholders, as well as being the best bank in client and employee satisfaction and in recognition and attractiveness of its brand.

With a significant base for growth in the Country, Santander Brasil also wants to be recognized for its relationship with its various publics of interest, both in retail and in wholesale. For this it encourages sustainable business by means of a complete portfolio with products that meet the needs of the different client profiles.

When placing sustainability in the main focus of its business model, Santander Brasil invests in a more solid, closer and longer-term relationship with its strategic public, showing that it is prepared to enter new markets and respond to the new demand, while keeping abreast of the changes in the contemporaneous world.

Free English Translation

The discipline with capital, the control and management of risks, the geographical diversification, the state-of-the-art technology that translates into more efficiency, as well as the focus on retail, are some of the pillars that sustain the strategy of Santander Brasil and stress the differential of its model of business.

In line with the aspirations of being the principal multiple bank in Brazil and of positioning itself for the new cycle of Brazilian economic growth, the Company conducted the largest public offering in Brazil in October 2009.

In 2010 Santander Brasil initiated the process of expansion of its branches, with the opening of 110 new branches, and has as a target of opening by 2013, 600 new client service stations, thus strengthening the Santander Brasil Group and enabling more rapid and solid growth. In this regard, Santander Brasil believes that it can accomplish the above mentioned aspiration through the following strategies:

▪  Expansion of the offer of products and distribution channels in the commercial bank: Santander Brasil intends to increase its businesses and operations throughout all of Brazil, expanding its commercial bank services to existing and potential retail clients, and offering new products and services to the current clients, based on the profile of each one them.

▪  Capitalization of the strong market position of the bank in the wholesale business: the Company provides to the multinationals that are present in Brazil and to local companies, including those with operations abroad, a wide variety of financial products, using its global network to meet the needs of its clients with personalized solutions. Santander Brasil intends to focus increasingly on its solid global position as a wholesale bank with relationship with clients, in line with the global strategy of the Santander Spain Group for the global wholesale bank.

▪  Continual development of a transparent and sustainable business platform: Santander Brasil will maintain its commitment to economic, social and environmental sustainability in its processes, products, policies and relationships. Santander Brasil focuses on the construction of durable and transparent relationships with its clients by means of comprehension of their needs, designing its products and services in order to serve them.

▪  Continual growth of the insurance businesses: Santander Brasil intends to continue to expand its businesses of insurance distribution, particularly those related to banking products. Santander Brasil will increment its presence in this segment to the use of its strong chain of branches and clients base, particularly in the South and Southeast regions, with simultaneous sale of insurance products, as well as with the use of its relationship with companies in Brazil.

Free English Translation

Furthermore, the year was also decisive for the process of integration of the Company and Banco Real. Right from the beginning of the integration process, important stages were completed; new products, services and functionalities were added to the daily routine of ours clients, seeking always to extract the best of each one of the banks. In 2010 all of the gaps that derived from the unification of the systems platforms of the two banks were developed and implemented, and the projects show a significant level of advancement. The prior tests were conducted on the systems, relative to the migration of client and transaction data, as well as the tests on the new technological platform.

In October 2010 close to 100 thousand clients of 6 branches located in the regions of Limeira and Piracicaba, State of São Paulo, were migrated to the Santander Brasil platform, anticipating with a significant portion of checking account holders, and showing that Santander Brasil was prepared for the migration activity for the other clients, which was accomplished in February 2011.

Since November 2010 the branches, ATMs, internet banking and other relationship channels adopted the unified brand, starting to operate as Santander. In this stage, there were no alterations in the products, services and numbers of branches and client accounts, in order to facilitate their daily routines. We stress that the principal assumption of the integration process is of continually improving the standards of service and the levels of service provided to the new products, whereby services and functionalities were added to the clients’ daily routines, so as to extract in all of the stages of the process the best that each bank had to offer. Some of the changes brought immediate benefits for the clients, enabling right from implementation to leverage of the businesses.

Global Share Offer

In September 2009, the Board of Directors of Santander Brasil approved carrying out a Global Offer and to list and the trading of the Units of its Level 2 issue at the BM&FBOVESPA.

The Global Offer was coordinated under a firm settlement guarantee. The Global Offer was coordinated by: (i) Santander Brasil, Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Merrill Lynch de Investimentos S.A. and Banco BTG Pactual S.A., for the distribution of the Units in Brazil; and by (ii) Santander Investment Securities Inc., Credit Suisse Securities (USA) LLC, Merril Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, for the distribution of the Units abroad, in the form of ADRs, representing ADSs.

Pursuant to Article 14 (2) of CVM Instruction 400/03, the total number of Units in the initial offer (not including the units of the supplementary batch referred to hereinbelow) could have been but was not expanded by up to 4.76%, i.e., by up to 25,000,000 additional Units, also in the form of ADSs, under the same conditions and for the same price of the initially offered Units.

Free English Translation

Furthermore, pursuant to Article 24 of CVM Instruction 400/03, the total quantity of Units/ADSs initially offered in the Global Offer (without taking into the account the aforesaid additional units) was expanded by 6.85%, i.e., 35,955,648 Units, in the form of ADSs, under the same conditions and for the same price of the initially offered Units/ADSs, based on the option for a supplementary batch granted to Credit Suisse Securities (USA) LLC, destined to meet an excess demand in the course of the Global Offer.

The Brazilian offer was directed, in the retail offer, to non-institutional investors, and, in the institutional offer, to institutional investors.

On October 6 2009, the price of the Units issued under the Global Offer was set at R$ 23.50 per Unit and at US$ 13.40 per ADS. As from October 7 2009, the Units were traded on the BM&FBOVESPA and on the NYSE in the form of ADSs.

The other terms and features of the Global Offer were presented (i) in the “Final Prospectus for the Public Offer of Primary Distribution of Share Deposit Certificates (Units) Issued by Banco Santander (Brasil) S.A.”, dated October 6 2009, available at www.santander.com.br/ri  and on the website of the CVM, and (ii) in the “Form-F1”, also available on the websites of the Company and of the CVM aforesaid, as well as on the SEC website (www.sec.gov).

On October 14 2009, the Central Bank ratified the increase in the capital stock of Santander Brasil as a result of the Global Offer. On October 29 2009, the Central Bank ratified the capital increase arising from the partial exercise of the supplementary batch option in the international offer.

As a result of the Global Offer, the capital stock of Santander Brasil was increased by 560,955,648 Units (30,852,560,640 Common Shares and 28,047,782,400 Preferred Shares), adding up to a total of R$ 12,989 million, net of issue costs.

According to the global capital management policies adopted by the Santander España Group, each unit must be self-sufficient in capital. Thus, Santander Brasil essentially resorts to raising capital from third parties, independently from any other entities of the Santander España Group.

Financial institutions are compelled to maintain a Reference Equity consistent with the risks of its activities, in excess of the 11% minimum of required equity. As from July 2008, new rules for measuring equity under the standardized Basel II method came into effect, involving new methods for measuring, reviewing and managing credit risks and operational risks. This index must be calculated in a consolidated fashion as shown below:

Free English Translation

	Financial Conglomerate(1)
In R$	2010	2009	2008

Adjusted Level I Equity Reference (2)	44,883,986	42,352,612	23,033,013
Level II Reference Equity	7,433,493	9,972,644	8,504,338
Adjusted Reference Equity (Levels I / II) (2)	52.317.479	52,325,256	31,537,351
Required Reference Equity	26,019,647	22,483,494	23,527,735
Adjusted Credit Risk Portion (2)	23,480,589	20,607,792	22,324,423
Market Risk Portions (3)	1,077,100	844,882	916,186
Operational Risk Portion	1,461,958	1,030,820	287,126
Basel Index II	22.1%	25.6%	14.7%
(1) Values calculated based on the consolidated data of the financial institutions (Financial Conglomerate.
(2) Disregards the effect of the reference premium, pursuant to the international rule.

(3) Includes the amounts concerning market risk exposures subject to variations in the foreign currency coupon rates (“PJUR2”), price indexes (“PJUR3”) and interest rates (“PJUR1/PJUR4”), in the price of commodities (“PCOM”, in the price of shares classified in the negotiation portfolio (“PACS”) and amounts relating to exposure in gold, foreign currency and transactions subject to exchange fluctuations (“PCAM”).

In view of the preceding, the Santander Brasil Executive Board considers that the Company has the financial and equity conditions required to implement its business plan and to meet its short and medium-term liabilities.

b. Capital structure and possibility of redemption of shares or quotas, indicating:

    i. Case of redemptions

    ii. Formula to calculate the redemption value

Stockholders’ Equity

The Extraordinary Shareholders’ Meeting held on July 25, 2008 approved a capital increase of R$800,000 thousand, through the issuance of 3,689,477 thousand Shares, (1,974,003 thousand are Common Shares and 1,715,474 thousand are Preferred Shares).

The Extraordinary Shareholders’ Meeting held on August 29, 2008 approved a capital increase of R$38,920,753 thousand, of which R$38,020,753 thousand were allocated to share capital account and R$900,000 thousand to capital reserves, through the issuance of 189,300,327 thousand Shares, (101,282,490 thousand are Common Shares and 88,017,837 thousand are Preferred Shares), related to the merger of shares of Banco Real and AAB Dois to the Santander Brasil’s Capital.

The Extraordinary Shareholders' Meeting held on August 14, 2009 approved a share capital increase of R$2,471,413 thousand, through the issuance of 14,410,886 thousand Shares (7,710,343 thousand are Common Shares and 6,700,543 thousand are Preferred Shares), related to the merger of shares of Santander Seguros from Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. and Banco Comercial e de Investimento Sudameris S.A.

Free English Translation

On October 13, 2009, as a result of the Global Offering, the share capital of Santander Brasil was increased by Board of Directors to 525,000,000 Units (totaling 55,125,000 thousand Shares, 28,875,000 thousand Common Shares and 26,250,000 thousand Preferred Shares).

On October 29, 2009 the number of shares initially offered in the Global Offering was increased by 6.85%, i.e., 35,955,648 Units (3,775,343 thousand shares, of which 1,977,561 thousand Shares are Common Shares and 1,797,782 thousand are Preferred Shares). The capital increase totaled R$ 12,988,842 thousand net of issuances costs of R$ 193,616 thousand.

On April 27, 2010, the Extraordinary Shareholders’ Meeting approved a capital increase amounting of R$22,130 thousand, without the issuance of new shares, through the incorporation of capital reserves.

Thousands of Reais	2010	2009	2008

Share capital	62,634,585	62,612,455	47,152,201
Reserves	6,094,885	2,161,302	1,240,031
Profit for the year attributable to the Parent	7,382,093	5,507,606	2,378,395
Less: dividends and remuneration	(3,540,000)	(1,575,000)	(1,453,045)
Valuation adjustments	783,755	559,042	513,617
Non-controlling interests	8,076	1,338	5,279
Total Equity	73,363,394	69,266,743	49,836,478

Regulatory Capital – Basel Ratio

In line with the Santander Spain Group’s global capital management policy, which entity in the group should have auto-sufficient in capital. As a result, the Santander Brasil funds its operations, primarily, by external funds independently of any entities of Santander Spain Group.

Financial institutions are required to maintain a Reference Capital consistent with risks of their activities, higher to the minimum of 11% of required capital. In July 2008 new regulatory capital measurement rules, under the Basel II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

Free English Translation

	Financial Consolidated (1)
Thousands of Reais	2010	2009	2008

Adjusted Tier I Regulatory Capital (2)	44,883,986	42,352,612	23,033,013
Tier II Regulatory Capital	7,433,493	9,972,644	8,504,338
Adjusted Regulatory Capital (Tier I and II) (2)	52.317.479	52,325,256	31,537,351
Required Reference Capital	26,019,647	22,483,494	23,527,735
Required Regulatory Capital (2)	23,480,589	20,607,792	22,324,423
Market Risk Portions (3)	1,077,100	844,882	916,186
Operational Risk Portion	1,461,958	1,030,820	287,126
Basel II Ratio	22.1%	25.6%	14.7%
(1) Amounts calculated based on the consolidated information of the financial institutions (Financial Consolidated).
(2) Disregards the effect of goodwill, as determined by the international rule.

(3) Includes parcels for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of goods commodities (PCOM), the price of shares classified as trading portfolios (PACS), and parcels for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

On February 17, 2011 the Central Bank published Announcement No. 20615, divulging preliminary orientations and the chronogram for implementation of Basel III in Brazil, which will supplement the existing banking rules, creating new parameters for absorption of the systemic risks within the banking system deriving from growth in the offer of credit. Among the measures proposed within the scope Basel III are included more minimum requirements of capital, introduction of requirement of capital for preservation of the finance condition (by means of absorption of losses) and protection against macro-economic risks (preservation capital and countercyclical capital), revision of the applicable operational limits and definition of leveraging ratios

After implementation of the parameters  provided in Announcement No. 20615 (which is projected for conclusion in 2019), the sum of the amounts that make up the so-called Basel ratio (i.e., regulating capital, preservation capital and countercyclical capital) to be observed by financial institutions will go up to thirteen percent (13%), instead of the eleven percent (11%) ratio presently required. The rules for implementation of Basel III are expected to be issued as from the end of 2011 and the impacts will be duly analyzed and reflected in the calculation of the regulating capital of Santander Brasil.

The Santander Brasil, according to Circular 3,477 of December 23, 2009, issued by the Central Bank, shall publish information relating to risk management and Regulatory Capital. The report in greater detail the structure and methodologies will be released within the statutory period, the electronic address www.ri.santander.com.br

Free English Translation

Other information

Financial institutions are required to maintain the investment of funds in fixed assets in accordance with the level of regulatory capital adjusted. The funds invested in fixed assets, calculated on a consolidated basis, are limited to 50% of the regulatory capital adjusted in accordance with regulations. On December 31, 2010 and 2009, the Santander Brasil is framed in that index.

The possibility of shares or quotas redemption is not applicable, except for cases stipulated on article 44, of the Corporation Law.

c. Payment capacity in relation to financial obligations assumed

The Board of Executive Officers believes that the Company has the financial and capital ability sufficient to attend its liabilities commitments.

The liability capacity management is carried in a dynamic way through defined limits and control models, as determined and approved by the ALCO, which operates under guidelines and procedures established by the Santander Spain Group and the Central Bank. The liability management and control is made by the analysis of  cash flow position, structural liquidity and simulations of potential losses in stress scenarios, and have planning to the fund requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans. These controls, added by the policy to maintain a minimum liquidity margin, ensure sufficient resources to honor customer deposits and other liabilities, lending and financing to customers, meet the needs of working capital for investments and to face eventual risks related to a liquidity crises.

The Santander Brasil manages the risks inherent to the activity of the commercial bank activities, such as the structural risks of interest rates, liquidity and exchange rates. The purpose of financial management is to make net interest revenue from our commercial activities more stable and recurrent, maintaining adequate levels of liquidity and solvency. The financial management area analyzes structural interest rate risk derived from mismatches in maturity and revision dates for assets and liabilities in each of the currencies in which the Santander Brasil operates.

The following table shows the gaps between the reprising dates of financial assets and financial liabilities of different maturities as of December 31, 2010 (liquidity position):

Free English Translation

	On	Up to	3 to	1 to	3 to	After	2010	2009	2008
Thousands of Reais	demand	3 months	12 months	3 years	5 years	5 years	Total

Financial Assets:
Cash and balances with the Central Bank of Brazil	44,343,701	7,966,178	4,490,272	-	-	-	56,800,151	27,269,012	23,700,500
Debt instruments	-	6,705,785	3,455,031	36,393,309	6,947,815	8,754,287	62,256,227	57,510,932	39,596,464
Equity instruments	22,435,327	-	-	-	-	-	22,435,327	17,991,746	1,923,483
Loans and amounts due from credit institutions	5,735,109	1,747,182	2,319,266	946,794	3,716,619	8,533,246	22,998,216	26,202,578	33,738,533
Loans and advances to customer, gross	9,744,791	37,616,374	51,095,094	45,347,623	10,536,509	6,217,932	160,558,323	138,394,403	142,649,416
Total	82,258,928	54,035,519	61,359,663	82,687,726	21,200,943	23,505,465	325,048,244	267,368,671	241,608,396

Financial Liabilities:
Deposits from the Central Bank of Brazil	-	-	-	-	-	-	-	240,113	184,583
Deposits from credit institutions	856,322	19,304,849	10,358,095	10,669,471	524,889	677,946	42,391,572	20,957,641	26,633,012
Customer deposits	46,603,707	28,910,116	26,300,047	58,599,472	4,401,853	3,134,006	167,949,201	149,440,156	155,494,839
Marketable debt securities	-	3,194,214	6,446,755	7,422,491	2,482,347	540,838	20,086,645	11,439,010	12,085,655
Subordinated liabilities	-	-	-	3,010,208	1,902,811	4,782,086	9,695,105	11,304,445	9,197,429
Other financial liabilities	2,432,612	10,608,134	20,440	157,062	-	-	13,218,248	10,188,164	10,685,172
Total	49,892,641	62,017,313	43,125,337	79,858,704	9,311,900	9,134,876	253,340,771	203,569,529	214,280,690

Difference (financial assets less financial liabilities)	32,366,287	(7,981,794)	18,234,326	2,829,022	11,889,043	14,370,589	71,707,473	63,799,142	27,327,706
(*)Not includes derivatives financial instruments.

Free English Translation

The following table shows the financial assets and liabilities for local and foreign currency gaps as of December 31, 2010 (Currency Gap):

	National	Foreign	2010	2009	2008
Thousands of Reais	Currency	Currency	Total

Financial Assets:
Cash and balances with the Central Bank of Brazil	56,734,086	66,065	56,800,151	27,269,012	23,700,500
Debt instruments	61,329,205	927,022	62,256,227	57,510,932	39,596,464
Equity instruments	22,267,411	167,916	22,435,327	17,991,746	1,923,483
Loans and amounts due from credit institutions	17,412,613	5,585,603	22,998,216	26,202,578	33,738,533
Loans and advances to customer, gross	144,706,020	15,852,303	160,558,323	138,394,403	142,649,416
Total	302,449,335	22,598,909	325,048,244	267,368,671	241,608,396

Financial Liabilities:
Financial liabilities at amortized cost:
Deposits from the Central Bank of Brazil	-	-	-	240,113	184,583
Deposits from credit institutions	26,794,663	15,596,909	42,391,572	20,957,641	26,633,012
Customer deposits	164,532,493	3,416,708	167,949,201	149,440,156	155,494,839
Marketable debt securities	16,174,057	3,912,588	20,086,645	11,439,010	12,085,655
Subordinated liabilities	9,695,105	-	9,695,105	11,304,445	9,197,429
Other financial liabilities	13,218,248	-	13,218,248	10,188,164	10,685,172
Total	230,414,566	22,926,205	253,340,771	203,569,529	214,280,690

Difference (Financial assets less Financial liabilities)	72,034,769	(327,296)	71,707,473	63,799,142	27,327,706
(*)Not includes derivatives financial instruments.

Free English Translation

Information regarding the sensitivity analysis of trading and banking portfolio generated by the corporate systems of the Santander Brasil and the risk management structure are available in items 10.2 b and c.

d. Financing sources used for working capital and for investment in non-current assets

Described in item 10.1.f.

e. Financing sources for working capital and for investment in non-current assets intended for use in coverage of liquidity deficiencies

Described in item 10.1.f.

f.  Debt levels and characteristics of such debts, also describing:

   i. Relevant loan and financing agreements

   ii. Other long-term relations with financial institutions

   iii. Level of subordination between debts

   iv. Eventual restrictions imposed to company, mainly in relation to debt limits and contracting of new debts, distribution of dividends, dispose of assets, release of new securities and dispose of corporate control

The main source of funds of the Santander Brasil are the demand, savings and time deposits, in line with of other Brazilian banks, the Santander Brasil also uses money market funding - securities issued by itself and the Federal Government securities with repurchase agreements (repurchase agreements).

Santander Brasil also has deposits with credit institutions related to the financing facilities for exports and imports obtained from bankers abroad, intended for application in foreign exchange commercial transactions, relative to discounts of export notes and pre-financing for exports and imports, and o obligations for on loans in the Country – official institutions, according to the operating policies of the BNDES System.

The Company issue securities in the local market through (i) Agribusiness Credit Notes (Letra de Crédito do Agronegócio, or “LCA”), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, issued exclusively by financial institutions related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain; (ii) Real Estate Credit Notes – LCI related to credit rights originated from Real Estate transactions; and (iii) Financing Bills, bills of long-term, verbal, transferable and free trading.

Free English Translation

Securities Issued Abroad in foreign currency including securities and other (Eurobonds and Fixed rate Notes) and securitization notes - securitization transactions involving the sale of our right, title and interest in (but none of our obligations under) certain of our diversified payment rights, which consist of certain foreign denominated payment orders received or to be received (the sale of such diversified payment rights is made to a special purpose company, which finances its purchases of such rights through the issue of notes).

The Santander Brasil also uses subordinated debt instruments in its capital structure, represented by securities issued according to the rules of the Central Bank, which are used as Level II Regulatory Capital for calculating the operating limits, including the subordinated CDBs and certificates of deposit issued by us in the local market in various issuances at average interest rates indexed to CDI or IPCA.

The breakdown at December 31, 2010 of Santander Brasil funding is described below:

Free English Translation

Thousands of Reais	2010	2009	2008

Deposits from the Central Bank of Brazil and Deposits from credit institutions	42,391,572	21,197,754	26,817,595
Demand deposits (1)	344,072	195,081	65,585
Time deposits (2)	28,867,406	20,838,179	26,720,554
Repurchase agreements	13,180,094	164,494	31,456

Customer deposits	167,949,201	149,440,156	155,494,839
Current accounts (1)	16,131,836	15,139,942	15,297,660
Savings accounts	30,303,463	25,216,924	20,642,679
Time deposits	68,916,301	74,633,544	88,880,022
Repurchase agreements	52,597,601	34,449,746	30,674,478

Marketable debt securities	20,086,645	11,439,010	12,085,655
Real estate credit notes - LCI	7,614,891	5,985,385	4,496,764
Bonds and other securities	3,351,137	2,850,777	3,756,235
Treasury Bills	6,638,936	-	-
Securitization notes (MT100) (3)	1,577,181	1,371,588	1,816,289
Agribusiness credit notes - LCA	904,500	1,231,260	2,016,367

Subordinated liabilities	9,695,105	11,304,445	9,197,429

Other financial liabilities	13,218,248	10,188,164	10,685,172

Total	253,340,771	203,569,529	214,280,690
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

(3) Obligation acquired from the sale of the right to receipt future flows of payment from foreign correspondent banks. It includes the series 2004-1 in the amount of US$98 million (2009 - US$190 million and 2008 - US$277 million), with charges equivalent to 5.5% p.a., payable semiannually until September 2011, the series 2008-1 in the amount of US$173 million (2009 - US$190 million and 2008 - US$190 million), with charges equivalent to 6.2% p.a., payable semiannually until March 2015 and the series 2008-2 was increased in US$100 million in the first quarter of 2010, in total amount of US$400 million (2009 - US$300 million and 2008 - US$300 million), with charges equivalent to Libor (6 months) + 0.80% p.a., payable semiannually, with the principal payable in 6 installments between March 2012 to September 2014 related, the series 2009-1 in the amount of US$50 million, with charges equivalent to Libor (6 months) + 2.1% p.a., payable semiannually, with the principal payable in 6 installments between March 2012 to September 2014, the series 2009-2 in the amount of US$50 million, with charges equivalent to 6.3% p.a., payable semiannually, with the principal payable semiannually in 14 installments between March 2013 to September 2019 and the series 2010-1 in the amount of US$247 million, with charges equivalents to Libor + 1.5 p.a., payable semiannually from March 2011, with the principal payable in 7 semiannually installments between March 2013 to March 2016.

Free English Translation

The following table shows the detailed composition of the Eurobonds and other bonds:

Thousands of Reais	Issuance	Maturity	Currency	Interest rate (p.a)	2010	2009	2008

Eurobonds	April and November-10	April-15	US$	4.5%	1,447,210	-	-
Eurobonds	November-05	November-13	R$	17.1%	471,849	471,849	340,256
Eurobonds	December-10	December-11	US$	Zero Coupon	730,948	-	-
Eurobonds	March-05	March-13	R$	17.0%	169,299	169,299	169,223
Eurobonds (1)	June-07	May-17	R$	FDIC	31,347	25,676	28,818
Eurobonds	February-05	February-10	R$	16.2%	-	803,154	842,802
Eurobonds	November-05 to January-06	May-09	R$	IPCA + 6%	-	-	363,801
Structured Notes	April-09	April-10	R$	102.5% CDI	-	179,494	160,266
Others					500,484	1,201,305	1,851,069
Total					3,351,137	2,850,777	3,756,235
(1) Indexed to Credit Event Notes.

Free English Translation

The following table shows the detailed composition of the subordinated debt:

Thousands of Reais	Issuance	Maturity	Amount (millions)	Interest rate	2010	2009	2008

Subordinated Certificates (1)	June-06	July-16	R$1,500	105.0% CDI	2,495,990	2,263,856	2,050,292
Subordinated Certificates (4) (6)	March-09	March-19	R$1,507	13.8%	-	1,667,219	-
Subordinated Certificates (1)	October-06	September-16	R$850	104.5% CDI	1,351,627	1,226,492	1,111,313
Subordinated Certificates (1)	July-07	July-14	R$885	104.5% CDI	1,273,137	1,155,269	1,046,778
Perpetual Bonds (5)(6)	September-05	Indeterminate	US$500	8.7%	-	870,259	1,163,487
Subordinated Certificates (1)	April-08	April-13	R$600	100.0% CDI + 1.3%	814,922	733,444	659,220
Subordinated Certificates (1)	April-08	April-13	R$555	100.0% CDI + 1.0%	753,066	679,443	612,183
Subordinated Certificates (1)	July-06 to October-06	July-16 to July-18	R$447	104.5% CDI	733,718	665,790	603,266
Subordinated Certificates (1)	January-07	January-13	R$300	104.0% CDI	460,494	418,055	378,974
Subordinated Certificates (1)	August-07	August-13	R$300	100.0% CDI + 0.4%	430,041	390,192	353,546
Subordinated Certificates (1)	January-07	January-14	R$250	104.5% CDI	384,437	348,846	316,086
Subordinated Certificates (1) (2)	May-08 to June-08	May-13 to May-18	R$283	CDI	374,705	338,366	305,087
Subordinated Certificates (1) (3)	May-08 to June-08	May-13 to June-18	R$268	IPCA	372,952	325,676	288,447
Subordinated Certificates (1)	November-08	November-14	R$100	120.5% CDI	128,062	114,490	102,184
Subordinated Certificates (1)	February-08	February-13	R$85	IPCA +7.9%	121,954	107,048	95,175
Floating Rate Notes	November-99	November-09	US$170	Libor + 4.5%	-	-	94,704
Floating Rate Notes	November-99	November-09	US$30	Libor + 4.5%	-	-	16,687
Total					9,695,105	11,304,445	9,197,429
(1) Subordinated certificates of deposit issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.
(2) Indexed to 109% and 112% of the CDI or CDI plus interest of 1.16% p.a. to 1.53% p.a.
(3) Indexed to the IPCA (extended consumer price index) plus interest of 8.28% p.a. to 8.65% p.a.

(4) On January 22, 2010, the Bank redeemed in advance the Subordinated CDB (bank certificate of deposit), whose creditor was Santander Spain, pursuant to authorization granted by the Central Bank of Brazil on January 8, 2010.

(5) On September 20, 2010, was redeemed in advance the Perpetual Bonds, issued by the Grand Cayman branch pursuant to authorization by the Central Bank in August 4, 2010.

(6) The purpose of the anticipated redemption was to improve the funding structure of the Santander Brasil, accordingly to the strategy informed in the use of proceeds of the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A" and Form F-1.

Free English Translation

The following table shows the composition of the obligations of Santander Brasil by maturity:

	On	Up to	3 to	1 to	3 to	After	2010	2009	2008
Thousands of Reais	demand	3 Months	12 Months	3 Years	5 Years	5 Years	Total

Liabilities:
Financial liabilities at amortized cost:	-	-	-	-	-	-	-	240,113	184,583
Deposits from the Central Bank of Brazil	856,322	19,304,849	10,358,095	10,669,471	524,889	677,946	42,391,572	20,957,641	26,633,012
Deposits from credit institutions	46,603,707	28,910,116	26,300,047	58,599,472	4,401,853	3,134,006	167,949,201	149,440,156	155,494,839
Customer deposits	-	3,194,214	6,446,755	7,422,491	2,482,347	540,838	20,086,645	11,439,010	12,085,655
Marketable debt securities	-	-	-	3,010,208	1,902,811	4,782,086	9,695,105	11,304,445	9,197,429
Subordinated liabilities	2,432,612	10,608,134	20,440	157,062	-	-	13,218,248	10,188,164	10,685,172
Total	49,892,641	62,017,313	43,125,337	79,858,704	9,311,900	9,134,876	253,340,771	203,569,529	214,280,690

Free English Translation

g. use limits of financing already contracted

Santander Brasil has not limits of financing already contracted.

h. significant changes in each item of the financial statements

h.1. Income

				Variance %
Thousands of Reais	2010	2009	2008	2010 x 2009	2009 x 2008

Interest and similar income	40,909,204	39,342,956	23,767,814	4.0%	65.5%
Interest expense and similar charges	(16,814,126)	(17,175,865)	(12,329,845)	-2.1%	39.3%
NET INTEREST INCOME	24,095,078	22,167,091	11,437,969	8.7%	93.8%
Income from equity instruments	51,721	29,903	36,972	73.0%	-19.1%
Income from companies accounted for by the equity method	43,942	295,414	112,330	-85.1%	163.0%
Fee and commission income	7,833,293	7,148,164	4,809,014	9.6%	48.6%
Fee and commission expense	(997,785)	(910,402)	(555,311)	9.6%	63.9%
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	1,875,050	2,665,132	189,666	-29.6%	1305.2%
Other operating income (expense)	(347,999)	(115,624)	(59,817)	201.0%	93.3%
TOTAL INCOME	32,553,300	31,279,678	15,970,823	4.1%	95.9%
Administrative expenses	(11,230,602)	(10,947,217)	(7,184,937)	2.6%	52.4%
Depreciation and amortization	(1,237,410)	(1,248,612)	(846,005)	-0.9%	47.6%
Provisions (net)	(1,974,326)	(3,480,693)	(1,230,317)	-43.3%	182.9%
Impairment losses on financial assets (net)	(8,233,810)	(9,966,404)	(4,099,284)	-17.4%	143.1%
Impairment losses on other assets (net)	(20,600)	(900,554)	(77,277)	-97.7%	1065.4%
Gains (losses) on disposal of assets not classified as non-current assets held for sale	(59,186)	3,369,301	6,611	-101.8%	50865.1%
Gains (losses) on non-current assets held for sale not classified as discontinued operations	199,137	31,630	9,219	529.6%	243.1%
OPERATING PROFIT BEFORE TAX	9,996,503	8,137,129	2,548,833	22.9%	219.2%
Income taxes	(2,613,929)	(2,629,165)	(170,207)	-0.6%	1444.7%
CONSOLIDATED PROFIT FOR THE YEAR	7,382,574	5,507,964	2,378,626	34.0%	131.6%

As a consequence of our acquisition of Banco Real in August 2008, our results of operations for the year ended December 31, 2008 and 2009 are not comparable.  In order to analyze the organic developments in our business we discuss pro forma information for the year 2008 as if we had consolidated Banco Real as from January 1, 2008.

Free English Translation

Net income for the year ended December 31, 2010 was R$7.4 billion, a 34%, or R$1.9 billion increase from R$5.5 billion for the year ended December, 2009. Net income for the year ended December 31, 2009 was R$5.5 billion, a 132%, or R$3.1 billion increase from R$2.4 billion for the year ended December 31, 2008. The increase was mainly due to the consolidation of Banco Real in our financial statements. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net income for the year ended December 31, 2009 increased by 41% compared to R$3.9 billion for the year ended December 31, 2008.

h.1.1 Results of Operations for the year ended December 31, 2010 compared to December 31, 2009 compared to December 31, 2008

Net interest income

Santander Brasil’s net interest income for the year ended December 31, 2010 was R$24.1 billion, a 8.7% or R$1.9 billion increase from R$22.2 billion for the year ended December 31, 2009. This increase was mainly due to the growth in our lending activities, especially in the second semester of 2010, the incorporation of the asset management and insurance business and the revenues from utilization of the proceeds of our IPO in late 2009 for lending and other activities. In 2009 the bank reached R$22.2 billion, a 94% or R$10.7 billion increase from R$11.4 billion for the year ended December 31, 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net interest income in 2009 increased by 15% compared to R$19.2 billion in the year ended December 1, 2008. This increase was mainly due to growth in our lending activities, in addition to an increase in the average spread of our credit assets over interbank rates.

Income from companies accounted for by the equity method

Share of results of entities accounted by the equity method for the year ended December 31, 2010 was R$44 million, a R$251 million decrease from R$295 million for the year ended December 31, 2009. This decrease reflects the impact of the sale of Cielo and the restructuring process of AAB Dois which resulted in profit from the participation in such entities of respectively R$116 million and R$126 million in 2009 that did not occur in 2010. In 2009 our income from companies accounted for by the equity method was R$295 million, a R$183 million increase from R$112 million in 2008 This increase was mainly due to gains of R$126 million from AAB Dois, R$110 million of which was due to the sale of Real Capitalização business, to our affiliate Santander Seguros. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, share of results of entities accounted for using the equity method in 2009 decreased 3% compared to R$305 million in 2008.

Net Fees and Commission Income

Net fees and commission income for the year ended December 31, 2010 were R$6.8 billion, a 9.6% or R$598 million increase from R$6.2 billion for the year ended December 31, 2009. This increase was mainly due to a R$455 million growth in commissions from the sale of insurance and capitalization products and a R$128 million increase in commissions from services related to investment funds, partially offset by less commissions of banking fees and others. In 2009 was R$6.2 billion, a 47% or R$2.0 billion increase from R$4.3 billion in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net fees and commission income in 2009 increased by 6% compared to R$5.9 billion in 2008. This increase was mainly due to a R$198 million growth in the sale of insurance and capitalization (savings-type products usually requiring the client to deposit a fixed amount) and a R$166 million increase in commissions on credit and debit cards.

Free English Translation

				Variance %
Thousands of Reais	2010	2009	2008 Pro Forma	2010 x 2009	2009 x 2008 Pro Forma

Banking fees	2.369.390	2.457.786	2.376.470	-3,6%	3,4%
Receiving Services	506.212	502.251	442.485	0,8%	13,5%
Sale of insurance and capitalization	1.496.869	1.042.194	844.389	43,6%	23,4%
Investment funds	865.034	736.673	829.852	17,4%	-11,2%
Credit and debit cards	969.304	781.591	615.612	24,0%	27,0%
Capital markets	502.355	539.440	413.205	-6,9%	30,6%
Trade finance	456.341	384.393	397.104	18,7%	-3,2%
Tax on services	(356.766)	(349.725)	(350.808)	2,0%	-0,3%
Others	26.771	143.397	297.691	-81,3%	-51,8%
Total	6.835.510	6.238.000	5.866.000	9,6%	6,3%

Gains (Losses) on Financial Assets and Liabilities (Net) plus Exchange Differences (Net)

Gains (losses) on financial assets and liabilities (net) plus Exchange Differences for the year ended December 31, 2010 were gains of R$1.9 billion, a R$790 million decrease from gains of R$2.7 billion for the year ended December 31, 2009. The decrease was driven by the effect of the hedge of our investment at our Cayman (a strategy to mitigate the exchange rate variation and the fiscal effects of offshore investments on net profit). In the year ended December 31, 2010, the effect of the devaluation of the U.S. dollar against the real on the net equity of our Cayman, and the positive hedge results, caused gains of R$272 million, compared to gains of R$1.1 billion in the same period of 2009, offset by losses in the same amounts in taxes expenses. Excluding the effect of the hedge of the investment in the Cayman, Gains (losses) on Financial Assets and Liabilities (net) were R$1.6 billion for the year ended December 31, 2010, an increase of 5.5% compared to R$1.5 billion for the same period of 2009. In 2009 there were gains of R$2.7 billion, a R$4.0 billion increase from losses of R$1.3 billion in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, gains (losses) on financial assets and liabilities (net) in 2009 increased R$3.2 billion compared to losses of R$484 million in 2008. An amount of R$1.3 billion of these gains relate to foreign currency derivatives entered into to hedge our exposure and were partially offset by foreign exchange losses recorded under exchange differences. In addition, the increase was driven by a R$1.7 billion increase in gains on our Cayman investment hedge and R$126 million increase in proceeds from the sale of part of our interests due to non-recurring gains registered with the IPO of BM&FBOVESPA offset in part by a R$76 million decrease in results from our proprietary trading activities. In 2009 there were a loss of R$51 million, a R$1.5 billion decrease from a gains of R$1.5 billion in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, exchange differences (net) in 2009 decreased R$1.3 billion compared to a gain of R$1.3 billion in 2008 due primarily to the average appreciation of the real against the U.S. dollar for the year ended December 31, 2009 compared to the year ended December 31, 2008. These losses were largely offset by gains on derivative transactions settled to hedge our foreign currency exposure.

Free English Translation

Other Operating Income (Expenses)

Other operating income (expenses) for the year ended December 31, 2010 was an expense of R$348 million, compared to an expense of R$116 million for the year ended December 31, 2009, mainly by a reduction of R$117 million in 2010 to recover operating expenses that we charged to clients until August, 2009. In 2009 was expense of R$116 million, compared to expense of R$60 million in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, other operating income (expenses) account for the year ended December 31, 2009 corresponded to an increase of R$41 million compared to expenses of R$75 million for the year ended December 31, 2008.

Administrative Expenses

Administrative Expenses for the year ended December 31, 2010 was R$11.2 billion, a R$284 million increase compared to expenses of R$11.0 billion for the year ended December 31, 2009.

Salaries and benefits expenses increased R$410 million, mainly as a consequence of the terms of the applicable labor union agreement, which require certain adjustments linked to the official inflation index (IPCA).

Other administrative expenses decreased from R$5.4 billion for the year ended December 31, 2009 to R$5.3 billion for the year ended December 31, 2010. The decrease was primarily due to the cost of synergies obtained from the merger between Santander Brasil and Banco Real, particularly from maintenance of properties and marketing, partially offset by technical services that were outsourced.

As a result, our efficiency ratio, which we calculate as total administrative expenses divided by total income, improved from 35.0% for the year ended December 31, 2009 to 34.5% for the year ended December 31, 2010.

Our administrative expenses changed from R$7.2 billion in 2008, or R$11.5 billion on a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, to R$10.9 billion in 2009. The efficiency ratio, reached from 44% for the year ended December 31, 2008 on a pro forma.

Provisions (Net)

Provisions, principally, include provisions for civil claims, tax contingencies, and especially for labor claims. Provisions (net) were R$2.0 billion in the year ended December 31, 2010, and when compared to R$3.5 billion in the year ended December 31, 2009 reflecting, mainly, acquisition integration activities of commercial and operational related to Banco Real and increased civil, labor and tax recorded in 2009 and acquisition that occurred in 2009 but not in 2010. Provisions (net) was R$3.5 billion for the year ended December 31, 2009, compared to R$1.2 billion for the year ended December 31, 2008, or R$1.7 million on a pro forma basis.

Impairment Losses on Financial Assets (Net)

Our expanded credit portfolio (computable credit risk portfolio) at December 31, 2010, presented an increase of 15% compared to the year-end 2009, while non-performing assets decreased 6%, in the same period. As a result, there was a reduction of 110 basis points on the default rate.

Free English Translation

The net expenses from the allowances for credit losses in 2010 decreased 17.5% compared to 2009 (R$1,750 million), accounting for R$8,233 million at December 31, 2010 result of the continuing cycle of improvement in credit quality.

Impairment losses on financial assets (net) were R$10.0 billion in 2009, a 143.3% or R$5.9 billion increase from R$4.1 billion in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on financial assets (net) in 2009 increased 51.9% compared to R$6.6 billion in 2008, mainly due to a 0.2% decrease in GDP in 2009 as compared to 2008, and higher unemployment rates.

Although the international financial crisis commenced in the second half of 2008, its major effects in terms of increasing default rates and deterioration of our credit portfolio occurred through the third quarter of 2009, when default rates reached their peak. In the fourth quarter of 2009, default rates started to decrease, reaching levels closer to those observed before the crisis.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2010, 2009 and 2008.

Thousands of Reais	2010	2009	2008

Computable credit risk (1)	183.121.435	159.361.775	164.695.074
Nonperforming assets	9.348.648	9.899.884	7.730.464
Allowances for nonperforming assets	9.191.762	10.070.479	8.181.156
Ratios
Nonperforming assets to computable credit risk	5,1%	6,2%	4,7%
Coverage ratio (2)	98,3%	101,7%	105,8%
(1) Computable credit risk is the sum of the face amounts of loans and leases (including nonperforming assets but excluding country risk loans), guarantees and documentary credits.
(2) Allowances for credit losses as a percentage of nonperforming assets.

Impairment Losses on Other Assets (Net)

Other impairment losses on other assets (net) for the year ended December 31, 2010 were losses of R$21 million, a R$880 million decrease from losses of R$901 million for the year ended December 31, 2009. This variance is principally explained by impairment losses of R$818 million on contracts for providing banking services that were registered in 2009 and did not occur again in 2010. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on other assets (net) were R$85 million in 2008.

Gains (losses) on disposal of assets not classified as non-current assets held for sale plus Gains (losses) on non-current assets held for sale not classified as discontinued operations (Profit on disposal of assets)

Free English Translation

Profit on disposal of assets were gains of R$140 million during the year ended December 31, 2010, a R$3.2 billion decrease from gains of R$3.4 billion during the same period ended in 2009, due to, principally, to the gain of R$3.3 billion in 2009 from the sale of our interest in Cielo, Tecban – Tecnologia Bancária S.A. and Companhia Brasileira de Soluções e Serviços – CBSS.

Income Tax

Income tax was R$2,614 million in 2010, an R$15 million decrease from 2009. Our effective tax rate was 26.1% and 32.3%, respectively for 2010 and 2009.  In 2010, the devaluation of the Dollar against the Real on the net equity of our Cayman, and the positive hedge results, caused losses of R$180 million in the tax expenses, compared to losses of R$1.1 billion in 2009. In addition, tax expense was affected in 2010, compared to 2009 by the following: (i) an increase of R$103 million in tax expenses due to goodwill tax deduction, R$1.4 billion in 2010 compared to R$1.5 billion in 2009, and (ii) a R$374 million increase in deductions to R$704 million in 2010 related to interest on capital, as compared to R$330 million in 2009.

Income tax was R$2,629 million in 2009, R$2,459 million increase from R$170 million in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, income tax in 2009 increased 127% compared to R$1.2 billion in 2008. Our effective tax rates in 2009 and 2008 (on a pro forma basis), were 32% and 23%, respectively. In 2009, the 25% valuation of the real against the dollar on the net equity of our Cayman, and the positive hedge results, caused an increase of R$1.1 billion in the tax expenses, compared to the reduction of R$732 million in 2008. On the other hand, the tax expenses were reduced by R$1.3 billion due to an increase in goodwill tax deduction, compared to R$418 million in 2008.

h.2. Assets and Liabilities

				Variance %
Thousands of Reais	2010	2009	2008	2010 x 2009	2009 x 2008
ATIVO
CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK	56.800.151	27.269.012	23.700.500	108,3%	15,1%
FINANCIAL ASSETS HELD FOR TRADING	24.821.365	20.115.652	19.986.000	23,4%	0,6%
Loans and amounts due from credit institutions	47.662	67.170	-	-29,0%	#DIV/0!
Debt instruments	16.472.413	12.554.035	10.011.999	31,2%	25,4%
Equity instruments	3.283.931	2.544.441	678.993	29,1%	274,7%
Trading derivatives	5.017.359	4.950.006	9.295.008	1,4%	-46,7%
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	17.939.781	16.294.460	5.574.961	10,1%	192,3%
Loans and amounts due from credit institutions	292.034	1.907.265	4.046.898	-84,7%	-52,9%
Loans and advances to customers	-	389.113	1.434.789	-100,0%	-72,9%
Debt instruments	224.388	210.973	93.274	6,4%	126,2%
Equity instruments	17.423.359	13.787.109	-	26,4%	#DIV/0!
AVAILABLE-FOR-SALE FINANCIAL ASSETS	47.206.019	46.406.120	30.735.681	1,7%	51,0%
Debt instruments	45.477.982	44.745.924	29.491.191	1,6%	51,7%
Equity instruments	1.728.037	1.660.196	1.244.490	4,1%	33,4%
LOANS AND RECEIVABLES	174.106.525	152.162.954	162.725.106	14,4%	-6,5%
Loans and amounts due from credit institutions	22.658.520	24.228.143	29.691.635	-6,5%	-18,4%
Loans and advances to customers	151.366.561	127.934.811	133.033.471	18,3%	-3,8%
Debt instruments	81.444	-	-	#DIV/0!	#DIV/0!
HEDGING DERIVATIVES	115.640	163.425	106.321	-29,2%	53,7%
NON-CURRENT ASSETS HELD FOR SALE	66.821	171.464	112.824	-61,0%	52,0%
INVESTMENTS IN ASSOCIATES	370.586	419.122	633.595	-11,6%	-33,9%
TANGIBLE ASSETS	4.518.109	3.701.769	3.829.074	22,1%	-3,3%
INTANGIBLE ASSETS	31.962.619	31.617.939	30.995.287	1,1%	2,0%
TAX ASSETS	14.842.066	15.779.222	12.919.894	-5,9%	22,1%
OTHER ASSETS	1.913.001	1.871.437	2.870.604	2,2%	-34,8%
TOTAL ASSETS	374.662.683	315.972.576	294.189.847	18,6%	7,4%

Free English Translation

				Variance %
In thousand of Reais	2010	2009	2008	2010 x 2009	2009 x 2008

LIABILITIES AND STOCKHOLDERS’ EQUITY
FINANCIAL LIABILITIES FOR TRADING	4,784,653	4,434,734	11,209,600	7.9%	-60.4%
OTHER FINANCIAL LIABILITIES AT FAIR VALUE IN THE RESULTS	-	1,795	307,376	-100.0%	-99.4%
Deposits by financial institutions	-	1,795	307,376	-100.0%	-99.4%
FINANCIAL LIABILITIES AT AMORTIZED COST	253,340,771	203,567,734	213,973,314	24.5%	-4.9%
Deposits by the Central Bank of Brazil	-	240,113	184,583	-100.0%	30.1%
Deposits by credit institutions	42,391,572	20,955,846	26,325,636	102.3%	-20.4%
Deposits by clients	167,949,201	149,440,156	155,494,839	12.4%	-3.9%
Accounts payable for securities and bonds	20,086,645	11,439,010	12,085,655	75.6%	-5.4%
Subordinated debts	9,695,105	11,304,445	9,197,429	-14.2%	22.9%
Other financial liabilities	13,218,248	10,188,164	10,685,172	29.7%	-4.7%
DERIVATIVES USED FOR HEDGING	112	9,806	264,771	-98.9%	-96.3%
LIABILITIES FROM INSURANCE CONTRACTS	19,643,129	15,527,197	-	26.5%	n.a.
PROVISIONS	9,395,161	9,480,262	8,915,245	-0.9%	6.3%
TAX PROVISIONS	10,529,625	9,456,537	6,156,101	11.3%	53.6%
OTHER ACCOUNTS PAYABLE	3,605,838	4,227,768	3,526,962	-14.7%	19.9%
TOTAL LIABILITIES	301,299,289	246,705,833	244,353,369	22.1%	1.0%
STOCKHOLDERS’ EQUITY	72,571,563	68,706,363	49,317,582	5.6%	39.3%
ADJUSTMENTS TO MARKET VALUE	783,755	559,042	513,617	40.2%	8.8%
PARTICIPATION BY NON-CONTROLLERS	8,076	1,338	5,279	503.6%	-74.7%
TOTAL STOCKHOLDERS’ EQUITY	73,363,394	69,266,743	49,836,478	5.9%	39.0%
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	374,662,683	315,972,576	294,189,847	18.6%	7.4%

Investment Funds under Management	111,338,357	98,407,143	80,402,046	13.1%	22.4%

The total assets of Santander Brasil reached R$374,663 million on December 31, 2010, a growth of 18.6%, mainly due to the increase of the credit portfolio and of cash and cash equivalents and reserves with the Central Bank, in comparison with 2009, which total was R$315,973 million, 7.4% more than in the fiscal year ended December 31, 2008, amounting to R$294,190 million. The increase of results in 2009 reflects the impacts generated by the absorption of shares of Santander Seguros in the fourth quarter of 2009, principally in the “Other financial assets at fair value in the results – Equity instruments” and “Liabilities under insurance contracts” line items.

Free English Translation

h.2.1 Credit Portfolio

				Variance %
Thousands of Reais	2010	2009	2008	2010 x 2009	2009 x 2008

Other financial assets at fair value through profit or loss	-	389.113	1.434.789	-100,0%	-72,9%
Loans and receivables	151.366.561	127.934.811	133.033.471	18,3%	-3,8%
Of which:
Loans and receivables at amortized cost	160.558.323	138.005.290	141.214.627	16,3%	-2,3%
Impairment losses	(9.191.762)	(10.070.479)	(8.181.156)	-8,7%	23,1%
Loans and advances to customers, net	151.366.561	128.323.924	134.468.260	18,0%	-4,6%
Loans and advances to customers, gross	160.558.323	138.394.403	142.649.416	16,0%	-3,0%

Loan borrower sector:
Commercial, financial and industrial	78.101.177	66.600.944	76.406.755	17,3%	-12,8%
Real estate-construction	5.392.015	3.828.675	2.469.227	40,8%	55,1%
Real estate-mortgage	6.698.125	5.225.798	4.472.602	28,2%	16,8%
Installment loans to individuals	60.250.581	49.103.083	46.856.869	22,7%	4,8%
Lease financing	10.116.425	13.635.903	12.443.963	-25,8%	9,6%
Total Loans and advances to customers, gross (1)	160.558.323	138.394.403	142.649.416	16,0%	-3,0%
(1) It includes commercial credit, secured loans, reverse repurchase agreements, finance leases, other term loans and impaired assets.

In December 31, 2010 our loans and advances to clients totaled R$160.6 billion, with an 16.% growth compared to 2009, particularly in credit products and real estate loans to individuals. In December 2010, loans to individuals totaled R$60,251 million, up 22.7% in twelve months. This growth was mainly driven by credit cards portfolio that grew by 27.0% in twelve months, due to the card base and the payroll loan portfolio grew a 36.9% increase, including portfolio acquired.

Free English Translation

Corporate loans (commercial, financial and industrial) presented up 17.3% year on year, of which Loans to large companies stood at up 14.6% year on year and Loans to small and medium companies presented a 21.8% upturn year on year.

Santander Brasil combined its best practices on credit risk management with those from Banco Real during 2010, strengthening its commitment on credit growth with prudence and market knowledge. As a result, the decision making process on lending (for some levels), was decentralized this year, improving the branches autonomy. In addition, the organization was reinforced with a new team fully dedicated to development management systems and structures, in order to assure the best deals for the Company.

The growth of the Company's credit portfolio in an accelerated, steady and good-quality was the result of two factors: (i) the structure strong and consolidated, making it possible to contain the impacts of global financial crisis of 2009 and (ii) the momentum Brazilian economy this year. Focusing on increasing credit portfolio and reducing default rates, the adopted measures were important to strengthen the credit recovery business in an effective and consistent manner. As a result, Santander Brasil observed nonperforming assets and default rates decreased in line with its peers – reversing the trend observed until the third quarter of 2009, when reached its peak – confirming the improvement of our credit portfolio.

Nonperforming Assets decreased R$551 million (-5.6%) in the year ended in December 31, 2010, compared to the year ended on December 31, 2009.  The main decreased occurred in the individuals portfolio, with figures of R$472 million, representing a decrease of 8.8%.

Nonperforming Assets increased by R$2.2 billion, or 28%, in  the fiscal year ended December 31, 2009 when compared to the fiscal year ended December 31, 2008. The main increase in the personal account portfolios, in the order of R$807 million, or 37%. However, the fourth quarter of 2009 showed a reduction of the balances of recoverable assets and of the default ratios when compared to the figures at the end of the third quarter of 2009, signaling the beginning of a cycle of improvement of the quality of the credit portfolio, already disregarding the seasonableness of the default that is already common in this period (improvement in the payments capability of the clients).

h.2.1.i Deposits

				Variance %
Thousands of Reais	2010	2009	2008	2010 x 2009	2009 x 2008

Deposits from the Brazilian Central Bank and Deposits from credit institutions	42.391.572	21.197.754	26.817.595	100,0%	-21,0%
Demand deposits (1)	344.072	195.081	65.585	76,4%	197,4%
Time deposits (2)	28.867.406	20.838.179	26.720.554	38,5%	-22,0%
Repurchase agreements	13.180.094	164.494	31.456	7912,5%	422,9%

Customer deposits	167.949.201	149.440.156	155.494.839	12,4%	-3,9%
Current accounts (1)	16.131.836	15.139.942	15.297.660	6,6%	-1,0%
Savings accounts	30.303.463	25.216.924	20.642.679	20,2%	22,2%
Time deposits	68.916.301	74.633.544	88.880.022	-7,7%	-16,0%
Repurchase agreements	52.597.601	34.449.746	30.674.478	52,7%	12,3%

Total	210.340.773	170.637.910	182.312.434	23,3%	-6,4%
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

Free English Translation

Deposits from the Central Bank and Deposits from credit institutions

Our balance of deposits from the Central Bank and credit institutions decreased from R$26.8 billion on December 31, 2008 to R$21.2 billion on December 31, 2009 and increased to R$42.3 billion on December 31, 2010, representing 15%, 12% and 20% of total deposits, respectively. The largest variation was observed in the repurchase agreements’ balance, which increased R$13.1 billion from December 31, 2009 to December 31, 2010. As of April 2010, the reserve requirements must be deposited in cash at Central Bank instead of pledging public bonds.  In order to raise the necessary funding to satisfy the new reserve requirements, the unpledged public bonds were used for repurchase agreements operations. Increases of external loans and on lendings were the main cause of the variation in time deposits in the same period.

Customer Demand Deposits

Our balance of demand deposits (current accounts) was R$15.3 billion on December 31, 2008, R$15.1 billion on December 31, 2009 and R$16.2 billion on December 31, 2010, representing 8%, 9% and 8% of total deposits for the years 2008, 2009 and 2010, respectively. The balance of demand deposits remained relatively stable, with an increase of 6.6% in 2010 compared to 2009.

Customer Savings Deposits

Our customer savings deposits was R$20.6 billion on December 31, 2008, R$25.2 billion on December 31, 2009 and R$30.3 billon on December 31, 2010, representing 11%, 15% and 14% of total deposits, respectively.  The variation from December 31, 2009 to December 31, 2010 is mainly explained by the reduced local interest rate levels in 2010, which reduced the attractiveness of other fixed income investments, fostering a migration to saving accounts. Saving accounts are the most popular investment in Brazil, which makes them the natural saving instrument for the increasing new entrants in the banking system.

Customer Time Deposits

Our balance of customer time deposits was R$88.9 billion on December 31, 2008, R$74.6 billion on December 31, 2009 and R$68.9 billon on December 31, 2010, representing 49%, 44% and 33% of total deposits, respectively. The decrease in the total volume of customer’s time deposits in 2010 mainly resulted from our strategy to increase through borrowings and repurchase agreements in 2009, due to reduced uptake of institutional clients, in line with the proposal to improve the funding structure, as informed strategy on Public Offering of Santander in October 2009.

Free English Translation

Customer Deposits - Repurchase Agreements

We maintain a portfolio of Brazilian public and private liquid debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them.  Due to the short term (overnight) nature of this funding source, such transactions are volatile, and are composed, generally, of Brazilian public securities.

Securities sold under repurchase agreements increased from R$30.7 billion on December 31, 2008 to R$34.4 billion on December 31, 2009 and R$52.6 billon on December 31, 2010, representing 17%, 20% and 25% of total deposits, respectively. The variation in 2010 was mainly a result of the strategy to increase uptake through these resources.

h.2.1.ii Shareholders’ Equity

See item 10.1.b. - Equity.

10.2. Directors should comment on:

10.2. The executive officers should comment:

a. results of the operations of the Company, particularly:

   i. description of any important components of revenue

Statement of Income (R$ Million)	2010	2009	Var. (%)	2008	Var. (%)
Net interest margin	24,095	22,167	8.7%	19,231	15.3%
Net commission fees	6,834	6,238	9.6%	5,866	6.3%
Earnings (losses) with assets and liabilities	1,875	2,665	-29.6%	777	243.0%
Other revenues¹	(252)	209	n.a.	269	-22.3%
Total Revenues	32,552	31,279	4.1%	26,143	19.6%
General Expenses	(11,230)	(10,947)	2.6%	(11,532)	-5.1%
Depreciation and amortization	(1,237)	(1,249)	-1.0%	(1,236)	1.1%
Provision for bad debts²	(8,233)	(9,983)	-17.5%	(6,573)	51.9%
Net / other provisions³	(1,856)	(963)	92.7%	(1,730)	-44.3%
Operating income before taxes	9,996	8,137	22.8%	5,072	60.4%
Income tax	(2,614)	(2,629)	-0.6%	(1,159)	126.8%
Net income	7,382	5,508	34.0%	3,913	40.8%

1. Includes the results of variable earnings, results of equity income, other operating revenues (expenses)

2. Includes recoveries of credits written-off to losses.

3. Includes provisions for legal and tax contingencies, losses with other assets, net earnings from sale of assets.

Net Margin with interests:

The net financial income of Santander Brasil in 2010 amounted to R$ 24.1 billion, representing a 8.7% - or R$ 1.9 billion -  growth as compared to the 2009 figures (R$ 22.2 billion). This increased resulted mainly for the growth in our credit activities, particularly in the 2nd half of 2010, to the inclusion of Third Party Funds Management and Insurances, and to the income resulting from the OPA of late 2009 for loans and other activities. In 2009, the net income from interests represented a 94% increase (R$ 10.7 billion) as compared to the R$ 11.4 billion reported for the FY ending on December 31 2008.

Free English Translation

In a pro forma set-up, as if the takeover of Banco Real had occurred on January 1 2008, our net income from interests for the FY ending on December 31 2009 increased by 15%, as compared to the R$ 192 billion for the FY ending on December 31 2008. This increase was mainly due to an expansion in our credit activities, as well as to the increase in the average spread of our credit portfolio as compared to the CDI rate.

The total average of financial assets reached the figure of R$ 275.2 billion for the FY ending on December 31 2010, a 20% growth (R$ 45.7 billion) against the R$ 229.5 billion for the FY ending on December 31 2009. The main causes of this growth were: (i) an increase of R$ 19.5 billion in availabilities and reserves at the Central Bank of Brazil; (ii) an increase of R$ 12.3 billion in debt securities; (iii) a R$ 11.9 growth in equity securities. The net income (i.e., the ratio of the net financial income divided total average of financial assets) amounted to 8.8% in 2010, a reduction of 0.9 pp as compared to the 9.7% figure for 2009.

In 2009, the total average of financial assets showed a growth of 72% - R$ 95.8 billion, as compared to R$ 133.7 billion for the FY ending on December 31 2008. The main causes for this growth were (i) the takeover of Banco Real and (ii) an increase in loan averages and advance payments to clients. The increase in loans was championed by increases in corporate credit, particularly foreign trade transaction funding in the Wholesale Global Banking Sector, in addition to the increase in retail credit arising from increases in real estate and personal credit transactions. The rapid growth in real estate credit is in line with the growth of this market in Brazil, which is a fairly incipient market as compared to more developed economies. The increase in credit is also inline with current Brazilian market trends.

The average total of income generating liabilities amounted to R$ 198.5 billion in the FY ending on December 31 2010, an 8% growth – R$ 14.1 billion, as compared to R$ 184.3 billion in the FY ending on December 31 2009. This increase was driven particularly by an increase in credit institution deposits. The FY ending on December 31 2009 showed a 68% increase – R$ 74.9 billion, as compared to R$ 109.4 billion in the FY ending on December 31 2009. The major factor behind this grown was the takeover of Banco Real. On a pro forma basis, as if the takeover had occurred on January 1 2008, the main growth factor was the increase in term deposits. This increase, in turn, was driven specially by a migration of investments from mutual funds and the like to lower risk bank deposits, as well as a trend towards more quality investments, as in the case of the transfer of savings accounts to larger banking institutions.

The aforesaid data for 2008 concerning the total averages of the consolidated Santander assets and liabilities include the Banco Real data only as from September 2008.

Free English Translation

Net income from fees and commissions

The net income from fees and commissions added up to R$ 6.8 billion  in the FY ending on December 31 2010, a 9.6% growth (R$ 598 million) as compared to the R$ 6.2 billion recorded in the FY ending on December 31 2009. This increase results mainly from a growth in R$ 455 million in the insurance and capitalization business (savings products normally require that the client deposit a fixed sum with us), R$ 128 million in investment fund commissions and the inclusion of the Third Party Fund Management and Insurances, partially set off by lower income from banking fees.

On December 31 2009, the net income from fees and commissions showed a 47% increase – R$ 2 billion, as compared to the R$ 4.3 billion recorded for the FY ending on December 31 2008. Pro forma, as if the takeover of Banco Real had occurred on January 1 2008, the net income from fees and commissions for the FY ending on December 31 2009 grew by 6%, as compared to R$ 5.9  billion for the FY ending on December 31 2008. This growth is primarily due to an increase by R$ 198 million in the insurance and capitalization business (savings products normally require that the client deposit a fixed sum with us) and to R$ 166 million in commissions from credit and debit cards.

In 2010, commissions relating to insurance, retirement and capitalization products underwent a growth of 43.7% , up from R$ 1.0 billion for the FY ending on December 31 2009 to R$ 1.5 for FY 2010, representing 22% of the total value of commissions, a 5 p.p. increase over the last 12 months. This significant increase is mainly due to the launching of the insurance products related to loans and the growth in the sale of personal accident insurance and loan insurance coverage by the Banco Real network.

Income from credit and debit cards added up to R$ 969 million for the FY ending on December 31 2010, which represents a 24.0% increase as compared to FY 2009, particularly due to an expansion in the card base and the growing penetration of these products. A significant event in 2010 was the migration of the entire Banco Real card base to the Santander system, generating opportunities for a greater penetration of products and services and the implementation of best practices.

Income from services related to Investment Funds added up to R$ 865 million for the FY ending on December 31 2010, a 17.4% increase as compared to FY 2009, resulting from an increase in the balance of managed assets.

The table below details the net income from fees and commissions for FY 2010 and 2009.

12-month period ending on December 31
(in R$ M)	2010	2009	2008 (pro-forma)	% Difference 2010 vs. 2009	% Difference 2009 vs. 2008 (pro-forma)	Difference 2010 vs. 2009	Difference 2009 vs. 2008 (pro-forma)
Banking Fees	2,369	2,458	2,376	-3.6%	3.5%	-89	82
Services Revenues	506	502	442	0.8%	13.6%	4	60
Sale of Insurance, Retirement Plans and Capitalization	1,497	1,042	844	43.7%	23.5%	455	198
Investment Funds	865	737	830	17.4%	-11.2%	128	-93
Credit Card	969	782	616	24.0%	26.9%	187	166
Capital Market	502	539	413	-6.8%	30.5%	-37	126
Foreign Trade Funding	456	384	397	18.8%	-3.3%	72	-13
Service Taxes	-357	-350	-351	1.9%	-0.3%	-7	1
Others	27	143	298	-81.3%	-52.0%	-116	-155
Total	6,836	6,237	5,866	9.6%	6.3%	599	371

Free English Translation

ii. factors that materially affected the operating results

Administrative Expenses (Administrative + Personnel)

The general expenses (administrative + personnel) totaled R$11,230 million in 2010, an increase of 2.6% in comparison with the same period for 2009. The costs control effort and the capture of synergies ensured growth under the inflation for the period.

Administrative expenses totaled R$5,304 million in 2010, with a drop of 2.4% in the twelve-month period.

Expenses with personnel totaled R$5,926 million in 2010, with a rise of 7.5% in twelve months.

Breakdown of Expenses (R$ million)	2010	2009	Var. (%)	2008
Administrative Expenses
Specialized technical third party services	1,504	1,449	3.8%	1,450
Maintenance and preservation of assets	966	1.043	-7.4%	888
Data processing	889	898	-1.0%	1,049
Advertising, promotions and publicity	422	497	-15.1%	613
Communications	555	613	-9.5%	806
Transportation and travel	151	168	-10.1%	180
Security and Vigilance	513	469	9.4%	492
Others	304	299	1.7%	380
Total	5,304	5,436	-2.4%	5,858

Personnel Expenses
Salaries	3,731	3,364	10.9%	3,571
Welfare charges	994	971	2.4%	944
Benefits	792	749	5.7%	678
Training	93	88	5.7%	85
Others	316	339	-6.8%	396
Total	5,926	5,511	7.5%	5,674

Administrative Exp. + Personnel Exp.	11,230	10,947	2.6%	11,532

 Default Ratio (IFRS)

Free English Translation

The default ratio (portfolio overdue for more than 90 days plus regular credits with high risk of default) reached 5.8% in the fourth quarter of 2010, a reduction of 1.4 p.p. in relation to the same period of 2009. In the quarter, the ratio showed a decrease of 0.3 p.p. The evolution of the ratio shows continuity of the cycle of improvement of the quality of the portfolio, as already observed in previous quarters.

In the personal account segment, one observes a stronger drop in the twelve-month comparison, with the ratio going from 9.3% to 7.6%, a decrease of 1.7 percentage points. The improvement in the quality of the credit reflects the evolution of the economic indicators. In December 2010 the unemployment rate reached 5.3%, the lowest level since the beginning of the historical series, in March 2002.

b. variances of revenues attributable to changes in prices, exchange rates, inflation, alterations of volume and introduction of new products and services, and

c. impact of inflation, of the variance of prices of the principal inputs and products, of exchange rates and of interest rates on the operating results and on the financial results of the Company

As we are a bank that operates in Brazil, the absolute majority of our revenues, expenses, assets and liabilities is directly related to the interest rates. Thus, our operating results and our financial condition are significantly affected by inflation, by the fluctuations of the interest rates and by related governmental monetary policies, all of which can have a relevant adverse effect on the growth of the Brazilian economy, on our loans portfolios, on our financial cost and on our revenues from credit transactions.

The normalization of the local liquidity conditions and the rise of inflation led the Brazilian monetary authorities to tighten the monetary policy in 2010. The basic interest rate closed the year at 10.75% p.a.

The table below shows the minimum, maximum, average rates of the SELIC (Settlement and Custody System), and for the end of the period since 2005, as per Central Bank data.

Free English Translation

Year	Minimum	Maximum	Average(1)	End of the period
2005	17.75	19.75	19.15	18.00
2006	13.25	18.00	15.10	13.25
2007	11.25	13.25	11.25	11.25
2008	11.25	13.75	12.54	13.75
2009	8.75	13.75	9.92	8.75
2010	8.75	10.75	10.00	10.75
(1) Avarage of the rates at the end of each month during the period.

Our assets are predominantly restated at fixed rates, while our liabilities are corrected at variable rates. The consequent exposure to high market increase rates is offset by use of cash flow hedges for the conversion from variable rates to fixed rates, but we still maintain some exposure to interest rate fluctuations. On December 31, 2010 an increase of 100 base points in the earnings curve would have resulted in a drop of R$255 million in the net revenue from interest on the period of one year.

The foreign exchange instability can have a substantial negative effect on the Brazilian economy and on Santander Brasil. The Brazilian currency suffered frequent and substantial fluctuations in relation to the US dollar and to other foreign currencies in recent years. From 2000 to 2002 the Real devalued significantly in relation to the US dollar, reaching a rate of R$3.53 per US$1.00 at the end of 2002. From 2003 to mid-2008, the Real appreciated significantly in relation to the US dollar due to the stabilization of the macro-economic environment and to the strong growth of foreign investments in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008. On account of the crisis in the global financial markets, the Real devalued by 31.9% in relation to the US dollar in the course of 2008. On December 31, 2009 the exchange rate was of R$1.74 per US$1.00. A devaluation of the Real in relation to the US dollar can cause inflationary pressure on Brazil and cause increases of interest rates, which can affect negatively the growth of the Brazilian economy as a whole and be detrimental to our financial condition and our operating result. However, on December 31, 2010, with the recovery of the global financial markets, the Brazilian currency appreciated to R$1.66 per US$1.00.

Furthermore, devaluation of the Real can cause our payables and financing denominated in foreign currencies to become more costly, affecting negatively the market price of our instruments portfolios and generating similar consequences for our borrowers. On the other hand, appreciation of the Real in relation to the US dollar and other foreign currencies can cause a deterioration of the Brazilian current accounts in foreign currency, as well as curb the growth driven by exports.

Depending on the circumstances, an appreciation or depreciation of the Real can have a relevant adverse effect on the growth of the Brazilian economy and on our activities, our financial condition and our operating results.

Free English Translation

Furthermore, the financial conditions of our borrowers in some cases were adversely affected by the economic and financial crisis, which raised our loans in default, devalued our loans and other financial assets and resulted in a drop in the demand for loans in general. For example, some of our clients that are major exporters suffered significant losses due to their hedging positions associated with the US dollar when, in 2008, the Real began to devalue in relation to the US dollar. These losses can have an impact on the capability of our clients repaying or refinancing their debts with us. If our clients do not perform their obligations provided in agreements execute with us of which the clients are counterparties (such as derivative contracts), the default or inability of such clients to perform such obligations can have an adverse effect on us.

On account of the fact that the investments in Cayman are protected and that the effects of foreign exchange variance are associated with the investments abroad, there are no significant impacts deriving from this issue.

Earnings (losses) with financial assets and liabilities (net) + Foreign Exchange Differences

Earnings (losses) with financial assets and liabilities (net) plus Foreign Exchange Differences in 2010 were earnings of R$1.9 billion a drop of R$790 million from the earnings of R$2.7 billion in 2009. The decrease in earnings derives from result of the exchange variance from the tax hedge of the investments made in the Cayman branch (a strategy to mitigate the tax and foreign exchange variance effects of offshore investments on the net income).

In 2010 the effect of the devaluation of the US dollar in relation to the Real on the net equity of our Cayman, and the positive results of the hedge, gave rise to earnings of R$272 million versus earnings of R$1.1 billion in the same period of 2009. On the other hand, this foreign exchange variance is offset by the taxes line item, where the tax effect of the hedge is originally booked.

Excluding the effect of the tax hedge of the investments in the Cayman, earnings (losses) with financial assets and liabilities (net) were of R$1.6 billion for 2010, an increase of 5.5% in relation to the R$1.5 billion in the same period of 2009.

Earnings (losses) with financial assets and liabilities (R$ million)	2010	2009	Var. (%)	2008
Total	1,875	2,665	-29.6%	777
Cayman Hedge	272	1,146	-76.2%	-600
Total without Cayman hedge	1,603	1,519	5.5%	1,377

Analysis of the sensitivity of the trading and banking portfolios

Santander Brasil has its risks management focused on portfolios and risk factors, according to Central Bank regulations and the best international practices.

The financial instruments are segregated in the trading and banking portfolios as carried out for management of the exposure to market risk, according to the best market practices and to the criteria for classification of transactions and capital management of the standard Basel method implemented by the Central Bank. The trading portfolio consists of all of the transactions with finance instruments and goods, including derivatives, held with the intention of trading, while the banking portfolio consists of structural transactions deriving from the various business lines of Santander Brasil and their possible hedges. Thus, according to the nature of the Santander Brasil activities, the analysis of sensitivity was divided between the trading and banking portfolios.

Free English Translation

The summary table presented below synthesizes values of sensitivity generated by the corporate systems of Santander Brasil, relative to the trading and banking portfolio, for each one of the scenarios of the portfolio on December 31, 2010.

In million of Reais	Santander Brasil Group (1) (2)
Banking Portfolio	2010
Risk Factors	Scenario 1	Scenario 2	Scenario 3
Dollar Coupon	34,220	102,726	274,161
Other Currencies Coupon	(3,184)	(31,842)	(159,212)
Pre-fixed Rate in Reais	(351)	(3,505)	(17,525)
Shares and Indices	(19,442)	(48,555)	(97,109)
Inflation	(3,536)	(35,358)	(176,789)
Others	-	-	-
Total	7,727	(16.534)	(176.474)

(1) Amounts calculated based on the consolidated information of the financial institutions.
(2) Amounts net of tax effects.

The summary table below synthesizes the sensibility values generated by the corporate systems of Santander Brasil, relative to the banking portfolio, for each one of the scenarios of the portfolio on December 31, 2010.

In million of Reais	Santander Brasil Group (1) (2) (3)
Banking Portfolio	2010
Risk Factors	Scenario 1	Scenario 2	Scenario 3
Dollar Coupon	(921)	(9,212)	(46,058)
TR and TJLP	(1,533)	(15,329)	(76,647)
Pre-fixed Rate in Reais	(25,599)	(255,992)	(1,279,959)
Shares and Indices	-	-	-
Inflation	(1,779)	(17,785)	(88,926)
Others	-	-	-
Total	(29,832)	(298,318)	(1,491,590)

(1) Amounts calculated based on the consolidated information of the financial institutions.
(2) market value of the modeled capital with a term of 1.5 year.
(3) Amounts net of tax effects.

Free English Translation

Scenarios 2 and 3 above consider the situations of deterioration provided in CVM Instruction No. 475, of December 17, 2008, which are seen as being of low probability of occurrence. According to the strategy determined by management, in the event of signals of deterioration of the market, actions are adopted to minimize possible impacts.

Scenario 1: is habitually informed in our daily reports, corresponding to the shock of 10 basic points upwards, in the interest and foreign currencies Coupon curves, totaling a shock of 10% in the sight positions of currencies and stock exchange (devaluation of the Real and drop in the Ibovespa), as well as a shock of 10 basic points upwards, at the surface of volatility of currencies used for pricing options.

Scenario 2: correspond to the shock of 100 basic points upwards, in the interest and foreign currencies Coupon curves, added to a shock of 25% in the sight positions of currencies and stock exchange (devaluation of the Real and drop in the Ibovespa), as well as a shock of 100 basic points upwards, at the surface of volatility of currencies used for pricing options.

Scenario 3: correspond to the shock of 500 basic points upwards, in the interest and foreign currencies Coupon curves, added to a shock of 50% in the sight positions of currencies and stock exchange (devaluation of the Real and drop in the Ibovespa), as well as a shock of 500 basic points upwards, at the surface of volatility of currencies used for pricing options.

Dollar Coupon: all of the products that show price variances that are pegged to the variances of the US dollar and to the interest rate in US dollars.

Other Currencies Coupon: all of the products that show price variances that are pegged to the variances of any currency other than the US dollar and to the interest rate in US dollars.

TR and TJLP: all of the products that show variances of the TR (Referential Rate) and of the TJLP (Long-Term Interest Rate).

Pre-Fixed Rate in Reais:  all of the products that show variances pegged to the variances of the interest rate in Reais.

Shares and Indices: indices of the security exchanges, shares and options pegged to the indices of shares or to shares per se.

Free English Translation

Inflation: all of the products show price variances pegged to variances of inflation and inflation indices coupons.

Others: any other product that does not fall under the classifications above.

Free English Translation

10.3. Directors should comment on the relevant effects that the events below have caused or are expected to cause in the Company’s financial statements and its results:

a. Introduction or alienation of an operating segment

No business segment was initiated or terminated in 2010.

b. Constitution, acquisition or alienation of equity interest

In 2010 there were not any events causing significant effects on the financial statements of the Company in 2010.

Subsequent events

On February 21, 2011, the Board of Directors approved the main terms and conditions of a transaction for the sale of the totality of the outstanding shares of the capital stock of its wholly-owned subsidiary, Santander Seguros, to a holding company headquartered in Spain (Holding), to be initially held, directly or indirectly, by Santander Spain.

The transaction will be included in the context of the announced foreign strategic joint venture by and between Santander Spain and Zurich Financial Services Ltd. (Zurich), involving the acquisition, by the Holding, of all of the casualty, life and private pension insurance companies of Santander Group Spain located in Argentina, Brazil, Chile, México and Uruguay. Once the transaction and/or the acquisition by the Holding of the other assets described herein is/are completed, Santander Spain will sell to Zurich 51% of Holding’s capital stock.

Santander Seguros’ main activity is the development of operations of life and personal insurance, of every kind, as well as annuity and benefit plans and open-ended private pension entities and it is the majority shareholder of Santander Brasil Seguros S.A., which, on its turn, has as its main activity the development of operations of property and casualty insurance, of every kind.

The completion of the transaction will be subject to the fulfillment of certain  conditions precedent that are customary in transactions of this nature, including the negotiation and execution of the definitive agreements and obtaining of the necessary regulatory approvals.

As part of the transaction, the Santander Seguros and Santander Brasil Seguros S.A. will enter into distribution agreements with Santander Brasil for a 25-year minimum term, pursuant to which the insurance companies will be granted exclusive access, for the term of the agreements, to the distribution channels of Santander Brasil, throughout its banking branch offices network, except for auto insurance, which will not be included in the transaction. As a result of such agreements, Santander Brasil will be entitled to receive fees in levels similar to the current ones.

Free English Translation

The operation seeks to foster and strengthen Santander Brasil presence in the insurance market, offering a large array of products, reaching costumer classes that are not being currently explored, enabling to increase the income related to their respective products distribution.

The transaction will not include Santander Capitalização, which will remain under Santander Brasil control and, in due course, will be segregated, through a split-off, from Santander Seguros, which took place on April 29 2011, but for which the appropriate legal and regulatory approvals are still pending.  Santander Brasil will remain with the activities of distribution of insurance products, carried out by Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros.

As a result of the transaction, Santander Brasil shall receive, on the closing date, a price calculated based on the amount of R$ 3,167 million, which will be subject to certain adjustments, among which it is necessary to highlight the reduction arising from the spin off of Santander Capitalização to be held at book value.

To the extent that Santander Seguros is a wholly-owned subsidiary of Santander Brasil, the acquisition object of the transaction will be subject to the right of first refusal of Santander Brasil’s shareholders, as per the provisions set forth in article 253 of Corporation Law. The aforementioned right of first refusal offer to the shareholders of Santander Brasil will be made in due course.

In a meeting held on February 21, 2011, the Board of Directors of the Company approved the acquisition by the Company, through its branch in Cayman, of the credits portfolio of Santander Spain, consisting of financing agreements for trading and exports related to transactions contracted with Brazilian clients or their affiliates abroad, up to a limit of US$1,085 million.

c. Unusual events or operations

Not applicable.

Free English Translation

10.4. Directors should comment on:

a. Significant changes in accounting procedures

The reference form for the year ended December 31, 2010, and the comparative figures for 2009 and 2008 were based on the consolidated financial statements were prepared in accordance with IFRS and interpretations from IFRIC.

The reference form for the year ended December 31, 2009, was based on financial statements prepared in accordance with accounting practices adopted in Brazil, established by the Corporation Law, together with standards of the CMN, Central Bank and document template provided in the COSIF of the CVM, which do not conflict with the standards issued by the Central Bank, the National Council of Private Insurance (CNSP) and the SUSEP, where applicable.

Below is the reconciliation of equity and net income allocated to Santander Group Spain between the Accounting Practices Adopted in Brazil and IFRS:

Free English Translation

Thousands of Reais	Note	2010	2009	2008
Shareholders' equity attributed to the Parent under BRGAAP		64,850,978	64,492,693	48,756,557
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	-	(174,218)	(179,343)
Classification of financial instruments at fair value through profit or loss	d	(251)	19,440	43,675
Classification of financial instruments to available-for-sale	a	558,032	555,104	552,854
Impairment on loans and receivables	b	220,590	960	(234,300)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	300,000	217,205	174,116
Reversal of goodwill amortization and others	f	6,736,108	3,424,772	376,766
Realization on purchase price adjustments	g	639,520	727,101	315,992
Share-based payments	h	20,976	-	-
Others		29,365	2,348	24,882
Shareholders' equity attributed to the Parent under IFRS		73,355,318	69,265,405	49,831,199
Non-controlling interest under IFRS		8,076	1,338	5,279
Shareholders' equity (including non-controlling interest) under IFRS		73,363,394	69,266,743	49,836,478

Thousands of Reais	Note	2010	2009	2008
Net income attributed to the Parent under BRGAAP		3,863,298	1,805,899	1,580,614
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	(1,082)	5,125	6,966
Classification of financial instruments at fair value through profit or loss	d	(17.887)	(6,687)	34,015
Classification of financial instruments to available-for-sale	a	(16,300)	(15,243)	49,260
Impairment on loans and receivables	b	219,630	235,260	27,720
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	82,795	43,089	(39,716)
Reversal of goodwill amortization and others	f	3,311,336	3,030,122	376,766
Realization on purchase price adjustments	g	(87,581)	411,109	315,992
Others		27,884	(1,068)	26,778
Net income attributed to the Parent under IFRS		7,382,093	5,507,606	2,378,395
Non-controlling interest under IFRS		481	358	231
Net income (including non-controlling interest) under IFRS		7,382,574	5,507,964	2,378,626

Free English Translation

a) Redesignation of financial instruments to available-for-sale:

Under BRGAAP, Santander Brasil accounts some investments as, for example, in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in the “Consolidated statements of recognized income and expenses”, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables:

Under IFRS, it refers mainly to the adjustment of purchase price allocation as of the acquisition of Banco Real, following the requirements of IFRS 3 "Business Combinations" and based on estimated losses on such assets, which was established with basis on historical impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 “Financial Instruments: Recognition and Measurement”. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Bank and does not perform the adjustments of the business combination.

c) Pension plan discount rate:

Under BRGAAP, the discount rate used for pension benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 “Employee Benefits”, the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on bonds. In 2010, BRGAAP began to adopt CVM Resolution 600/2009, which took effect for years ended after December 2010, which eliminated the asymmetry with the international standard. This event led to an adjustment in BRGAAP against the equity in capital reserves in the amount of R$175,300 thousand.

d) Classification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans, receivables and deposits are accounted for at amortized cost. Under IFRS, the Bank designated certain loans and receivables and deposits as “fair value through profit or loss”, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. Additionally, certain debt instruments classified as “available for sale” under BRGAAP were designated as “fair value through profit or loss” under IFRS. The Company has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

e) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP, these fees and expenses are recognized directly at income when received or paid.

Free English Translation

f) Reversal of goodwill amortization and others:

Under BRGAAP, goodwill is amortized systematically over a period of up to 10 years and the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount. The goodwill amortization is a permanent difference deductible for taxes matters and therefore there is no record of deferred tax liability.

g) Realization on purchase price adjustments:

As part of the purchase price allocation, following the requirements of IFRS 3, “Business Combinations”, the Company has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates substantially to the following items:

• The amortization related to the value of assets in the loan portfolio in relation to its book value: As the value of the loans was adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

h) Share-based payments:

Santander Brasil has a Local long-term Compensation plan linked to payments based in shares. According to IFRS 2 – “Share-based payments”, the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BRGAAP it is accounted in "Other liabilities - Provision for share-based payment".

Adoption of new standards and interpretations

The following IFRS standards and interpretations that came into force, and were adopted by the Company:

In 2010

• Amendments to IFRS 2 - The amendment of IFRS 2 provides additional guidance on the accounting for share-based payment transactions among group entities (incorporating guidance previously contained in IFRIC 11).

• Revision of IFRS 3 - Business Combinations and Amendment to IAS 27 - Consolidated and Separate Financial Statements: introduce significant changes in several matters relating to accounting for business combinations, and only applied prospectively. These changes include the following: acquisition costs must be expensed, rather than recognized as an increase in the cost of the business combination; in step acquisitions, the acquirer must remeasure at fair value the investment held prior to the date that control is obtained; and there is an option to measure at fair value the non-controlling interests of the acquiree, as opposed to the single current treatment of measuring them as the proportionate share of the fair value of the net assets acquired.

Free English Translation

• IAS 38 - Intangible Assets: Amendments to clarify the description of valuation techniques commonly used by entities when measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets.

• IFRIC 17 - Distributions of Non-Cash Assets to Owners - This interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders.

• IFRIC 18 - Transfers of Assets from Customers - This interpretation addresses the accounting by recipients for transfers of property, plant and equipment from ‘customers’ and concludes that when the item of property, plant and equipment transferred meets the definition of an asset from the perspective of the recipient, the recipient should recognize the asset at its fair value on the date of the transfer, with the credit recognized as revenue in accordance with IAS 18 – “Revenue”.

Improvements to IFRS’ standards were issued in April 2009. They contain numerous amendments to IFRS that the IASB considers non-urgent but necessary. ‘Improvements to IFRS’ comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS’ standards. Most of the amendments are effective as of January 1, 2010.

The adoption of the abovementioned standards and interpretations did not have a material effect on the consolidated financial statements taken as a whole.

In 2009

• Revision of IAS 1 - Presentation of Financial Statements: introduces certain changes in the presentation of financial statements, including changes to the titles of individual financial statements, and balance sheet can also be referred to as a statement of financial position. The statement of changes in equity will only include changes in equity arising from transactions with owners acting in their capacity as owners. As regards “non-owner” changes (e.g. transactions with third parties or income and expenses recognized directly in equity), the entities are no longer permitted to present items of other comprehensive income separately in the statements of changes in equity. Such non-owner’s movements must be presented in a statement of comprehensive income and the total carried to the statement of changes in equity. All items of income and expense (including those recognized outside of profit or loss) must be presented either in a single statement of comprehensive income with subtotals or in two separate statements (a separate income statement and a statement of comprehensive income). IAS 1 also introduces new reporting requirements when the entity applies a change in accounting policy retrospectively, makes a restatement or reclassifies items in previously issued statements.

Paragraph 10 of the revised IAS 1 provides the possibility of changing the names of the financial statements. The new terminology which could be used to refer to the financial statements is as follows:

Free English Translation

                • The balance sheet becomes the statement of financial position.

• The statement of recognized income and expense becomes the statement of comprehensive income.

                • The statement of cash flows does not undergo any terminology changes.

The Company decided to submit the income and expenditures in two separate financial statements. Also, in preparing the consolidated financial statements for 2009, the Company has retained the income and expenditures used in the consolidated financial statements for 2008.

• Amendments to IAS 32 and IAS 1 – Puttable Financial Instruments and Obligations Arising on Liquidation: the amendments address the classification of puttable financial instruments and obligations arising only on liquidation. Following the revisions, these investments are presented as equity provided that they meet certain criteria, including that of being the most subordinated class, and they evidence a residual interest in the net assets of the entity.

• Amendments to IFRS 1 and IAS 27 - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate: these amendments refer to separate financial statements and, therefore, they are not applicable to consolidated financial statements.

• Amendment to IFRS 7 Financial Instruments: the objective of this amendment is basically to increase disclosure requirements. It increases the requirements for disclosure of fair value measurement and liquidity risk.

• Amendment to IAS 39 and IFRIC 9 clarifying the treatment of embedded derivatives for companies which have made use of the Amendment to IAS 39 on reclassifications, issued by the IASB. This amendment clarifies that all the embedded derivatives classified in the “Financial Assets at Fair Value Through Profit or Loss” category must be measured and, whenever necessary, accounted for separately in the financial statements.

• IFRIC 13 - Customer Loyalty Programs: this interpretation addresses the accounting by entities that provide their customers with incentives to buy goods or services by providing awards as part of a sales transaction, such as credit card reward schemes.

• Amendments to IAS 39 - Eligible Hedged Items: this amendment establishes that inflation may only be designated as a hedged item if it is a contractually specified portion of the cash flows to be hedged. Only the intrinsic value, and not the time value of a purchased option, may be used as a hedge instrument.

• IFRIC 16 - Hedges of a Net Investment in a Foreign Operation: this interpretation clarifies the following matters: (i) the exposure to foreign exchange differences between the functional currency of the foreign operation and the presentation currency of the parent cannot be designated as a hedged risk, and only the foreign currency exposure arising between the functional currency of the parent and that of its foreign operation qualifies for hedge accounting; (ii) the hedging instrument used to hedge the net investment may be held by any entity of the consolidated bank, not necessarily by the parent of the foreign operation; and, (iii) it addresses how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item on disposal of the foreign operation.

Free English Translation

• IFRS 2 - Share-based payment: Vesting conditions and cancellations. The IASB published an amendment to IFRS 2, ‘Share-based payment’, in January 2008. The changes pertain mainly to the definition of vesting conditions and the regulations for the cancellation of a plan by a party other than the company.

Improvements to IFRS’ standards were issued in May 2008. They contain numerous amendments to IFRS that the IASB considers non-urgent but necessary. "Improvements to IFRS” comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS’ standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted.

The adoption of the above-mentioned standards and interpretations did not have a material effect on the consolidated financial statements taken as a whole.

In 2008

• IFRIC 11 (IFRS 2) – Group and Treasury Share Transactions: in accordance with this interpretation, when an entity receives services as consideration for rights to its own equity instruments, the transaction should be accounted for as equity-settled, regardless of how the equity instruments needed are obtained. Where a subsidiary grants rights to equity instruments of its parent to its employees, the subsidiary accounts for the transaction as a cash-settled share-based payment transaction.

• IFRIC 14 (IAS 19) - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction: this interpretation provides guidance on determining the amount of any post-employment benefit surplus that could be recognized as an asset on the balance sheet, how a minimum funding requirement affects that measurement, and when a minimum funding requirement can create an onerous obligation that should be recognized as a liability in addition to that otherwise recognized under IAS 19.

• IFRIC 12 – Service Concession Arrangements: this interpretation addresses the accounting by private sector operators involved in the provision of public sector infrastructure assets and services. The adoption of this interpretation did not have effects on the consolidated financial statements.

• Amendments to IAS 39 and IFRS 7: the approved amendments permit the reclassification of certain financial assets - debt and equity instruments that meet certain conditions - from financial assets held for trading to available-for-sale financial assets and held-to-maturity instruments. They do not permit the reclassification of financial liabilities, derivatives and financial assets recognized initially as at fair value through profit or loss or the reclassification of instruments from other portfolios to the held-for-trading portfolio. In 2008 and 2007, the Company did not perform any reclassifications of this kind.

• IFRS 8 - Operating Segments: this standard replaces IAS 14 and requires the amount reported for each segment item to be the measure used internally and reported to the chief operating decision maker for the purposes of allocating resources to that segment and assessing its performance.

Free English Translation

b. significant effects of the changes in accounting procedures

All new regulations were properly adopted by Santander Brasil, and no significant effects of changes in accounting practices.

c. exceptions and priorities present in the auditor's opinion

There are no exceptions or emphasis in the auditors’ reports.

Free English Translation

10.5. Directors should indicate and comment on critical accounting policies adopted by the Company, by mainly exposing the accounting estimates made by management on uncertain and relevant questions for description of the financial situation and the results, which require subjective or complex judgments, such as: provisions, contingencies, recognition of revenue, fiscal credits, long-term assets, useful life of non-current assets, pension plans, conversion adjustments in foreign currency, environmental recovery costs, standards for testing the recovery of assets and financial instruments

Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement basis used by the management of Santander Brasil in preparing the consolidated financial statements. The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are the best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements, the estimates were occasionally made by the management of the Company and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

• Fair value measurement of certain financial instruments

The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between knowledgeable, willing parties on an arm’s length basis. If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques commonly used by the financial markets as follows:

                • The present value method for valuing financial instruments permitting static hedging (mainly, forwards and swaps) and loans and advances. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are observable market data.

                • The Black-Scholes model for valuing financial instruments requires dynamic hedging (mainly structured options and other structured instruments). Certain observable market inputs are used in the Black-Scholes model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

                • Each of the present value method and Black-Scholes models is used for valuing financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors.

Free English Translation

                • The Bank uses dynamic models similar to those used in the measurement of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed-income derivatives).

• Allowance for loan losses

The Company covers losses inherent in debt instruments not measured at fair value taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

Santander Brasil uses the concept of incurred loss to quantify the cost of the credit, using statistical models that consider the following three factors:  “exposure at default”, “probability of default” and “loss given default”.

• The impairment losses on certain assets other than loans (including goodwill and other intangible assets)

Certain assets, including goodwill, other intangible assets, tangible assets and equity method investments are subject to impairment review. We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable. Assessment of what constitutes impairment is a matter of significant judgment.

The Company provides pension plans in the form of both defined contribution plans and defined benefit plans, in accordance with IAS 19 – “Employee Benefits”.

The actuarial valuation is dependent upon a series of assumptions; the principal ones being:

• assumed interest rates.

• mortality tables.

• annual social security pension revision rate.

• price inflation.

• annual salary growth rate.

• the method used to calculate vested commitments to current employees.

• The recognition and measurement of deferred tax items.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the combined entities will have sufficient future taxable profits against which the deferred tax assets can be utilized. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the combined entities will have sufficient future taxable profits against which they can be utilized. In accordance with the current regulation, the expected realization of the Santander Brasil tax credits, is based on the projection of future income and technical studies.

Free English Translation

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The principal assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

• Changes in deposit amounts, customer basis and defaults by borrowers.

• Changes in interest rates.

• Changes in inflation rates.

• Government regulation and tax matters.

• Adverse legal or regulatory disputes or proceedings.

• Credit, market and other risks of lending and investment activities.

• Changes in market values of Brazilian securities, particularly Brazilian government securities.

• Changes in regional, national and international business and economic conditions.

Accounting practices

Foreign currency transactions

The individual financial statements of each entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in Brazilian Reais, the functional currency of the Company and its subsidiaries and the presentation currency for the consolidated financial statements. The assets and liabilities that are monetary items are converted by exchange rates at the end of the period, the non-monetary items are stated at historical cost in foreign exchange rates at the date of such transactions and the income statement balances is converted by the average exchange rates for the period.

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognized at their net amount under “exchange differences” in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized in the consolidated income statement without distinguishing them from other changes in fair value.

Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

Free English Translation

i. Measurement of financial assets

Financial assets are measured at fair value, without deducting any transaction costs that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those equity instruments as their underlying and are settled by delivery of those instruments.

The “fair value” of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm's length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. The changes in the fair value of derivatives from the trade date are recognized in “Gains/losses on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over-the-counter derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical closing”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

“Loans and receivables” and “held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, are part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Free English Translation

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Company’s maximum exposure to credit risk at each reporting date. Also, Santander Brasil has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements, securities’ loans and derivatives.

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial liabilities held for trading” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar incomes” or “Interest expenses and similar charges”, as appropriate - and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from available-for-sale financial assets are recognized temporarily in equity under “Market valuation adjustments”. Items charged or credited to this account remain in the Company’s consolidated equity until the related assets are derecognized, whereupon they are charged to the consolidated income statement.

iv. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Company entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“derivative financial instruments”).

Free English Translation

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

                b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

                b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with Santander Brasil management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

                a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

                b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Market valuation adjustments - cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

                c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

Free English Translation

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under “Market valuation adjustments” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1. If Santander Brasil transfers substantially all the risks and rewards to third parties - unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases -, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2. If Santander Brasil retains substantially all the risks and rewards associated with the transferred financial asset - sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases -, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

                a. An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b. The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability.

3. If Santander Brasil neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset - sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases -, the following distinction is made:      a. If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.        b. If the transferor retains control, it continues to recognize the transferred financial asset for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Free English Translation

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired, with the intention either to cancel them or to resell them.

Offsetting of financial instruments

Financial assets and liabilities are offset, i.e. reported in the consolidated balance sheet at their net amount, only if Santander Brasil and their subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Regular way purchases of financial assets

Regular way purchases of financial assets are recognized on trade date. The assets are derecognized when the rights to receive cash flows have expired or the Company has transferred substantially all the risks and rewards of ownership.

Impairment of financial assets

i. Definition

A financial asset is considered to be impaired and, therefore, its carrying amount is adjusted to reflect the effect of impairment, when there is objective evidence that events have occurred which:

                • In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the transaction date.

• In the case of equity instruments, mean that their carrying amount cannot be fully recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment losses is recorded in the consolidated income statement for the period in which the impairment is reversed or reduced.

Balances are deemed to be impaired, and the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received by the consolidated entities to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding. The amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated is not material with respect to the Company’s financial statements taken as a whole.

Free English Translation

When the recovery of any recognized amount is considered unlikely, the amount is written off, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished.

ii. Debt instruments carried at amortized cost

The amount of an impairment loss incurred on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows, and is presented as a reduction of the balance of the asset adjusted.

In estimating the future cash flows of debt instruments, the following factors are taken into account:

                • All the amounts that are expected to be obtained over the remaining life of the instrument; including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued interest receivable.

                • The various types of risk to which each instrument is subject; and

• The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

Specifically in regards to impairment losses resulting from materialization of the insolvency risk of the counterparties (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

The Company has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties. These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, and contingent liabilities and commitments, the identification of their impairment and the calculation of the amounts necessary to cover the related credit risk.

With respect to the allowance for loss arising from credit risk, the Company makes the following distinction:

                a. Specific allowance:

Santander Brasil uses a proxy for specific allowance, as further explained below. These rules are used to calculate the minimum allowance requirements. The Bank evaluates the need for further provision, as considered necessary, following the requirements of IAS 39 – “Financial Instruments: Recognition and Measurement”, based on our historical experience of impairment and other circumstances known at the time of assessment.

Free English Translation

Santander Brasil classifies our credit transactions according to their level of risk and the number of days such transaction is past due. Such credit classifications are determined in accordance with:

                • The conditions of the debtor and any guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, administration, corporate governance and quality of internal controls, payments history, the sector in which they are active, contingencies and credit limits; and

                • The characteristics of the transaction, such as its nature and purpose, type, sufficiency and level of liquidity of collateral and the total amount of the credit..

                b. Allowance for incurred losses not specifically identified:

The Company covers its losses inherent in debt instruments not measured at fair value through profit or loss and in contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transaction.

Santander Brasil uses the concept of incurred loss to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions.

The incurred loss is the expected cost of the credit risk of a transaction, that will manifest itself within a one year (business cycle) lead time from the balance sheet date considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

                The incurred loss is calculated by using statistical models that consider the following three factors: "exposure at default", "probability of default" and "loss given default".

• Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

                In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

• Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction. PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes past-dues by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

• Loss given default (LGD) is the loss arising in the event of default. LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account the guarantees/collateral associated with the transaction, the income and expenses associated with the recovery process, and also the timing thereof and the indirect costs arising from the recovery process.

This parameter does not consider downturn adjustments.

Free English Translation

The methodology used by Santander Brasil for determining the loans allowance for incurred losses not specifically identified intends to identify the amount of incurred losses as of the balance sheet date of loans that have not yet been identified as impaired, but it is estimated based on our past history and specific facts that will manifest within a one year lead time period from the balance sheet date. The above demonstrates those loans were having problems as of the balance sheet date. That is, what the Company calls inherent losses in the context of our internal models in which loan loss allowances are calculated.

The approach described above is used as a general rule. However, in certain cases, as a result of its particular characteristics, this approach is not applied and alternative approaches are used:

                1. Low default portfolios

In certain portfolios (country risk, financial institutions or large corporations) the number of defaults observed is very small or zero. In these cases, the Company opted to use the data contained in the credit derivative spreads to estimate the incurred loss discounted by the market and break it down into PD and LGD.

                2. Top-down Units

In the exceptional cases in which Santander Brasil does not have sufficient data to construct a sufficiently robust credit risk measurement model, the incurred loss on the loan portfolios is estimated based on a top-down approximation in which the historically observed average cost of the loan portfolios is used as the best estimate of the incurred loss. As the credit models are developed and bottom-up measurements are obtained, the top-down measurements used for these Units are gradually replaced.

iii. Debt or equity instruments classified as available-for-sale

The amount of the impairment losses on these instruments is the positive difference between their acquisition cost (net of any principal amortization in the case of debt instruments) and their fair value, less any impairment loss previously recognized in the consolidated income statement.

When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under “Market valuation adjustments - Available-for-sale financial assets” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

If all or part of the impairment losses are subsequently reversed, the reversed amount is recognized, in the case of debt instruments, in the consolidated income statement for the year in which the reversal occurred (or in equity “Market valuation adjustments - Available-for-sale financial assets” in the case of equity instruments).

iv. Equity instruments measured at cost

The impairment loss on equity instruments measured at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Free English Translation

Impairment losses are recognized in the consolidated financial income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if related assets are sold.

Non-current assets held for sale

“Non-current assets held for sale” include the carrying amount of individual items or disposal groups or items forming part of a business Unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year from the reporting date. Therefore, the carrying amount of these items, which can be of a financial nature or otherwise, will foreseeably be recovered through the proceeds from their disposal. Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors' payment obligations to them are deemed to be non-current assets held for sale through the completion of actions which normally occurs up to one year.

Non-current assets held for sale are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under “Gains (losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

Tangible assets

“Tangible assets” include the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Company, including tangible assets received by Santander Brasil in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the depreciation rates (based on the average years of estimated useful life of the various assets).

The Company assesses at end of each period if there is no indication that the items of tangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the value of achievement, either for use or sale. The assessment of property is done through reports prepared by independent companies.

Free English Translation

Once identified a reduction in the impairment loss of tangible assets, this is adjusted to reach its realizable value by recognizing an impairment loss recorded in "impairment loss on other assets”. Additionally the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

In case of evidence or indication of an impairment loss of a tangible asset, the Company recognizes the reversal of impairment loss recorded in prior years and should adjust the future depreciation expenses according to the lifetime value of the property. Under no circumstances a reversal of impairment loss of an asset may increase its carrying amount higher than the amount that would have no impairment loss had been recognized in prior years.

Upkeep and maintenance expenses related to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.

Accounting for leases

i. Finance leases

Finance leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as lessors of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the purchase option of the lessee at the end of the lease term, is recognized as lending to third parties and is therefore included under “Loans and receivables” in the consolidated balance sheet.

The finance income arising from these contracts is credited to “interest and similar income” in the consolidated income statement so as to achieve a constant rate of return over the lease term.

ii. Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as lessors, they present the acquisition cost of the leased assets under “Tangible assets”. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use and income from operating leases is recognized on a straight-line basis under “Other operating income (expense)” in the consolidated income statement.

When the consolidated entities act as lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “other administrative expenses” in their consolidated income statements.

Free English Translation

Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by Santander Brasil. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are initially recognized at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

i. Goodwill

Investment in associates are accounted for using the equity method from the date on which it becomes an associate. On the acquisition of the investment any difference between the cost of the investment and the investor's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities is accounted for in accordance with IFRS 3, “Business Combinations”. Therefore:

(a) Goodwill relating to an associate is included in the carrying amount of the investment. However, amortization of that goodwill is not permitted and is therefore not included in the determination of the investor's share of the associate's profits or losses.

 (b) Any excess of the investor's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities over the cost of the investment is excluded from the carrying amount of the investment and is instead included as income in the determination of the investor's share of the associate's profit or loss in the period in which the investment is acquired.

Goodwill - which is only recognized when it has been acquired for consideration - represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each reporting period or when there is any indication of impairment, goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment is written down with a charge to “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statement.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

ii. Other intangible assets

It is a non-monetary asset without physical substance. It is basically due to software development and acquisition of rights (such as customer list acquired) that can generate benefits for the Santander Brasil. They can have characteristics of definite or indefinite period.

Free English Translation

Other intangible assets are considered to have indefinite useful life when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate cash inflows for the Santander Brasil, or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but instead, at the end of each period, the entity reviews the remaining useful life of assets to determine if they are still undefined and, if this is not the case, the change should be accounted for as a change in accounting estimate.

Intangible assets with definite useful life are amortized over its useful life by using methods similar to those used to depreciate tangible assets. The amortization expense is recognized under "Depreciation and amortization" in the consolidated income statement.

The Company assesses at the end of each period, if there is no indication that the items of intangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the net realizable value. Identifying any reduction in impairment loss, this is adjusted to reach its fair value.

Measuring the recoverable amount of other intangible assets – software - is made based on value in use, as well as the analysis of the discontinuity of the asset in relation to the activities of the Company.

Santander Brasil uses the value in use of other intangible assets - customer lists as a basis for measuring the impairment since it is not reasonably possible to determine the net value of sales, because there is no basis for making a reliable estimate of the value be obtained by selling the asset in a transaction at cumulative basis, between knowledgeable, willing parties. The value in use of customer lists acquired related to the purchase of the "payroll" will be determined individually. It is prepared by the business areas a "Business Case" that aims to demonstrate the expectation of generating future economic benefit and the present value of expected cash flows. Quarterly, these "Business Cases" are reviewed based on the actual cash flows of each business (value in use), which are compared with book value, checking whether there is a need to record a loss on non-recoverability.

Liabilities for insurance contracts

The liabilities for insurance contracts are comprised substantially by mathematical reserves for current and future benefits (PMBaC and PMBC). Insurance contracts are contracts under which the Company accepts a significant risk – other than a financial risk – from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which the policyholder will be adversely affected.

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. Contracts that have been classified as insurance are not reclassified subsequently. The liability is derecognized when the contract expires or is cancelled.

Mathematical reserves for current and future benefits are recognized based on contributions made under the capitalization financial system. The mathematical reserves for current benefits represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension (PGBL) and cash value life insurance (VGBL) plans.

Free English Translation

All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts. Investment assumptions are either determined by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management, considering the available market information and economic indicators. A significant assumption, related to estimated gross profits on variable annuities, is the annual long-term growth rate of the underlying assets.

At each balance sheet date, an assessment is made of whether the provisions for Mathematical reserves are adequate.

Provisions and contingent assets and liabilities

The directors of the consolidated entities, in preparing their respective financial statements, made a distinction between:

                • Provisions: credit balances covering present obligations (legal or constructive) at the balance sheet date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be probable to occur and a reliable estimate can be made of the amount of the obligation.

                • Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them.

                • Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Company. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

Santander Brasil consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with accounting standards, contingent liabilities classified as possible losses must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them, are reviewed and adjusted at the end of each year and are used to cater for the specific obligations for which they were originally recognized. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows:

                • Provisions for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to early retirees and similar obligations.

Free English Translation

                • Provisions for contingent liabilities, commitments and provisions for taxes and other legal contingencies and other provisions: include the amount of the provisions recognized to cover tax and legal contingencies and labor and civil litigation and the other provisions recognized by the consolidated entities.

Equity-instrument-based employee remuneration

                Settlement in shares

                It refers to options to purchase shares of the Company promoting a commitment of the executives with the long-term results. The number of shares granted to executives vary according to certain performance parameters.

                At the beginning of the plan it is made an estimate of the likely amount of options to be granted and the fair value amount is recorded in Personal expenses against "Equity - Reserves - Share-based payment" throughout the vesting period.

                Settlement in cash

                At the beginning of the plan it is made an estimate of the likely amount of "hypothetical" shares that will be received by the persons eligible to the plan. It is determined the fair value of the "hypothetical" shares is accounted. Throughout the vesting period, a provision is recorded in “Other liabilities” against “Personal expenses”.

Recognition of income and expenses

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i. Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities' right to receive them arises.

However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments and loans and advances individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than two months past due. This interest is recognized as income, when collected, as a reversal of the related impairment losses.

ii. Commissions, fees and similar items Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

              • Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid;
                • Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services; and

                • Those relating to services provided in a single act are recognized when the single act has been performed.

Free English Translation

iii. Non-finance income and expenses

These are recognized for accounting purposes on an accrual basis.

iv. Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v. Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recognized in income over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

Financial guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, etc.

The Company initially recognizes the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over the term thereof, and simultaneously the Company recognizes, on the asset side of the consolidated balance sheet, the amount of the fees, commissions and interest received at the start of the transactions and the amounts receivable at the present value of the fees, commissions and interest receivable.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost.

Free English Translation

The provisions made for these transactions are recognized under “Provisions - Provisions for contingent liabilities, commitments and other provisions” in the consolidated balance sheet.

If a specific provision is required for financial guarantees, the related unearned commissions recognized under “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated balance sheet are reclassified to the appropriate provision.

Post-employment benefits

The Company has undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death.

The Santander Brasil post-employment obligations to its employees are deemed to be "defined contribution plans" when the Company makes pre-determined contributions (recognized in “personnel expenses” in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as “defined benefit plans”.

Defined contribution plans

The contributions made in this connection in each year are recognized under “Personnel expenses” in the consolidated income statement. The amounts not yet contributed at each year-end are recognized, at their present value, under “Provisions - Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet.

Defined benefit plans

The Company recognizes under “Provisions - Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet (or under “Other assets” on the asset side, as appropriate) the present value of its defined post-employment benefit obligations, net of the fair value of the plan assets and of the net unrecognized cumulative actuarial gains and/or losses disclosed in the valuation of these obligations, which are deferred using a corridor approach, and net of the past service cost, which is deferred over time, as explained below. “Plan assets” are defined as those that will be directly used to settle obligations and that meet the following conditions:

                • They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Company.

                • They can only be used to pay or finance post-employment benefits and cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all obligations of the plan and of the entity relating to current or former employee benefits, or to reimburse employee benefits already paid by the Company.

Free English Translation

“Actuarial gains and losses” are defined as those arising from differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions. The Company uses, on a plan-by-plan basis, the corridor method and recognizes in the consolidated income statement the net amount from the cumulative actuarial gains and/or losses not recognized at the beginning of each year which exceeds 10% of the present value of the obligations or 10% of the fair value of the plan assets at the beginning of the year, whichever amount is higher.

The “past service cost”, which arises from changes to current post-employment benefits or from the introduction of new benefits, is recognized on a straight-line basis in the consolidated income statement over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recognized in the consolidated income statement as follows:

                • “Current service cost”, defined as the increase in the present value of the obligations resulting from employee service in the current period, under “Personnel expenses”.

                • “Interest cost”, defined as the increase during the year in the present value of the obligations as a result of the passage of time, under “Interest expense and similar charges”. When obligations are presented on the liability side of the consolidated balance sheet, net of the plan assets, the cost of the liabilities recognized in the income statement relates exclusively to the obligations recognized as liabilities.

                • The expected return on plan assets and the gains or losses on the value of the plan assets under “Interest and similar income”.

                • The actuarial gains and losses calculated using the corridor approach and the unrecognized past service cost, under “Provisions (net)” in the consolidated income statement.

Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined post-employment benefit plans, except that all past service costs and actuarial gains and losses are recognized immediately.

Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

Free English Translation

Income taxes

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation.

In accordance with the current regulation, the expected realization of the Santander Brasil’s tax credits, is based on the projection of future income and a technical study.

The expense for corporation income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carry forwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

“Tax assets” includes the amount of all tax assets, which are broken down into “current” amounts of tax to be recovered within the next twelve months and “deferred” amounts of tax to be recovered in future years, including those arising from unused tax losses or tax credits.

 “Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months and “deferred” the amount of income tax payable in future years.

Deferred tax liabilities are recognized in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Santander Brasil is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Income and expenses recognized directly in equity are accounted for as temporary differences.

Free English Translation

The deferred tax assets and liabilities recognized are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

PIS (Employees’ Profit Participation Program) and COFINS (Tax for Social Security Financing) taxes have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 – “Income Taxes”, was booked as income tax.

Free English Translation

10.6. With relation to internal controls adopted to ensure the preparation of reliable financial statements, the directors should comment on:

a. level of efficiency in such controls, by indicating eventual flaws and steps taken to correct them

Based on the evaluation effectiveness of controls and procedures performed and supervised on December 31, 2010 by the Management, it was concluded that the procedures and controls are effective to ensure the information integrity related to the disclosure of Santander Group Brasil financial statements, as well, compliant with the PCAOB requirements – "Public Company Accounting Oversight Board" and section 404 of  Law Sarbanes-Oxley.

Our internal control related to the preparation of financial statements is a procedure developed by supervision of the chief executive office of the Santander Brasil, financial managers and performed by Company’s Board of Directors, officers and other employees to provide reasonable assurance regarding preparation and disclosure of financial reporting and consolidated financial statements, in accordance with generally accepted accounting principles.

The internal control over financial reporting includes those policies and procedures that:

• Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

• Provide reasonable assurance prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements;

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have adapted our internal control over financial reporting to the most rigorous international standards and to comply with the guidelines set by the Committee of Sponsoring Organizations of the Treadway Commission in its Enterprise Risk Management Integrated Framework. These guidelines have been extended and installed in our Santander Group Brasil companies, applying a common methodology and standardizing the procedures for identifying processes, risks and controls, based on the Enterprise Risk Management Integrated Framework.

Further, the Company has a corporate area responsible for the implementation and maintenance of the internal controls model – SOX (MCI). This model is consolidated by documented information in a single database, known as “SOX system”, with access to the managers responsible and other authorized users, including auditors, through the local Intranet or electronic address.

Free English Translation

The system provides support to management in the management of the MCI, while documenting the sub-processes, risks and associated controls, and also to formalize the certification by the managers responsible of the activities of controls, sub-processes, processes, activities and sub-groups, giving rise to comfort as to the financial statements for certification by the President and Chief Executive Officer and the Executive Vice-President of the Company.

Based on this assessment, management believes that, as of December 31, 2010, its internal control over financial reporting was effective based on those criteria.

b. deficiencies and recommendations on internal controls present in the independent auditor's report

The review conducted on the effectiveness of internal controls Santander Brasil 2010, completed in February 2011, by independent auditors (Deloitte Touche Tohmatsu) in the certification process of the Sarbanes-Oxley Act, no identified significant weaknesses, risks or breaches of relevant laws and regulations.

Free English Translation

10.7. If company has made a public offering for securities distribution, the officers should comment on:

a. how the resources resulting from the offer were used

The business plan of Santander Brasil, disclosed in the prospectus of Global Offer performed in October 2009, mentions that the resources obtained from the Global Offer will be used to expand Company's business in Brazil, increasing our physical presence with new branches, and also improving our credit operations and capital basis.

In order to improve the structure of Santander Brasil fundraising, on January 22, 2010 the early redemption of a subordinated CDB was made, such CDB being originally issued by Santander Brasil, having Santander España as creditor, with original due date on March 25, 2019, in the amount of R$1,507 million, according to an authorization granted by the Central Bank on January 8, 2010. Also, on September 20, 2010, Santander Brasil made an early redemption of the entirety of Perpetual Non-Cumulative Junior Subordinated Securities, which were issued on September 20, 2005, at the interest rate of 8.7% p.a., for the face amount of US$ 500,000,000.00 (five hundred million Dollars), plus accrued interest unpaid until the redemption date, according to approval by the Central Bank granted on August 4, 2010.

In 2010, Santander Brasil opened 110 new branches. The goal is to open 600 new client service points by 2013.

b. if there were relevant deviations between the effective application of resources and the application proposals disclosed in prospectus of respective distribution

There were no relevant deviations between the effective application of resources and the proposals of application disclosed in prospectus of respective distribution.

c. in case of deviations, give the reasons

Not applicable, since there were no relevant deviations.

Free English Translation

10.8. Directors should describe the significant items not presented in the issuer's financial statements, by indicating (at the end of fiscal year):

a. the assets and liabilities directly or indirectly held by the issuer, that did not appear in its balance sheet (off-balance sheet items), such as:

i. assets and liabilities, operating leases

Santander Brasil rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of December 31, 2010 is R$1,416,299 thousand, of which R$436,334 thousand matures in up to 1 year, R$901,145 thousand from 1 year to up to 5 years and R$78,820 thousand after 5 years. Additionally, the Santander Brasil has contracts for matures indeterminate, totaling R$2,693 thousand monthly rent corresponding to the contracts with this feature. Payments of operating leases recognized as expenses for the period were R$455,326 thousand.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at IGPM variation. The lessee is entitled to unilaterally rescind the agreement, at any time, without paying fines, encumbrances or penalties, through a written communication to the lesser upon 30 days prior notice, without prejudice to rent payment and charges due until then.

ii. written-of receivable portfolios on which the entity maintains risks and responsibilities, indicating the respective liabilities

Not applicable, considering that there are no assets of this nature out of the balance sheet.

iii. agreements for future purchase and sale of products or services

Not applicable, considering that there are no assets of this nature out of the balance sheet.

iv. agreements for construction not completed

Not applicable, considering that there are no assets of this nature out of the balance sheet.

v. agreements of future receipts and financing

Not applicable, considering that there are no assets of this nature out of the balance sheet.

b. other items not appearing in the financial statements

Free English Translation

Derivatives financial instruments

The breakdown of the reference values (notional) and/or contractual amounts and the fair values of the trading and hedging derivatives held by the Santander Brasil is as follows:

	2010		2009		2008
Thousands of Reais	Reference Values (Notional )	Fair Values	Reference Values (Notional)	Fair Values	Reference Values (Notional )	Fair Values

Trading derivatives
Interest rate risk and other:
Interest rate swaps	53,050,746	15,076,839	50,761,630	12,646,099	55,901,265	15,868,331
Options - purchase and sales	351,261,588	(136,695)	181,501,740	33,762	154,139,645	(175,456)
Forward and futures contracts	81,921,145	10,289	32,263,081	-	43,271,519	7,788
Foreign currency risk:
Foreign currency – purchase and sale (1)	36,923,396	(14,522,887)	40,616,308	(11,648,297)	56,333,178	(17,867,750)
Options - purchase and sales	12,351,165	2,193	28,983,489	(333,259)	58,473,829	(1,559,102)
Forward and futures contracts	26,713,978	(167,694)	22,063,175	(150,008)	48,517,742	1,823,929
	562,222,018	262,045	356,189,423	548,297	416,637,178	(1,902,260)
Hedging derivatives
Interest rate risk:
Futures contracts (2)	7,165,189	-	15,294,094	-	18,055,336	-
Interest rate swaps	549,276	115,528	1,249,645	153,619	1,701,594	(158,450)
	7,714,465	115,528	16,543,739	153,619	19,756,930	(158,450)
Total	569,936,483	377,573	372,733,162	701,916	436,394,108	(2,060,710)

(1) Includes credit derivatives, which Santander Brasil uses to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management. In December 31, 2010, the volume of credit derivatives with total return rate – credit risk received corresponds to R$495,066 thousand of cost (2009 - R$655,126 thousand and 2008 - R$697,606 thousand) and R$444,330 thousand of fair value (2009 - R$527,532 thousand and 2008 -  R$696,162 thousand). During the period there was no credit events related to events provided for in the contracts. Required base capital used amounted to R$8,121 thousand (2009 - R$7,498 thousand and 2008 - R$3,805 thousand).

(2) Futures contracts registered at BM&FBovespa has positions receivables and payables settled daily

Free English Translation

The detail of the cumulative credit risk exposure, by financial derivative, is as follows:

Thousands of Reais	2010	2009	2008

Securities derivatives	201,449	162,588	95,670
Currency derivatives	75,988,539	91,662,972	163,324,749
Interest rate derivatives	493,746,495	280,907,602	272,973,689
Total	569,936,483	372,733,162	436,394,108

The breakdown of the notional and/or contractual amounts of trading derivative by maturity is as follows:

	2010				2009	2008
Thousands of Reais	Up to 3 months	From 3 to 12 months	Over 12 months	Total	Total	Total

Swap	24,247,488	15,961,375	49,765,279	89,974,142	91,377,938	112,234,443
Options	188,184,542	155,140,045	20,288,166	363,612,753	210,485,229	212,613,474
Futures contracts	53,875,301	22,769,750	17,657,390	94,302,441	44,886,986	75,360,026
Forward contracts and Others	7,396,948	3,956,973	2,978,761	14,332,682	9,439,270	16,429,235
Total	273,704,279	197,828,143	90,689,596	562,222,018	356,189,423	416,637,178

The detail of the fair value of the trading derivatives reported in assets and liabilities:

	2010		2009		2008
Thousands of Reais	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Swap Differentials Receivable/Payable (1)	4,328,952	3,775,000	3,998,568	3,000,766	4,819,492	6,847,954
Option Premiums to Exercise	210,232	344,734	570,923	870,420	2,275,922	3,981,437
Forward Contracts and others	478,175	635,580	380,515	530,523	2,199,594	367,877
Total	5,017,359	4,755,314	4,950,006	4,401,709	9,295,008	11,197,268
(1) ) Includes swap options, credit and embedded derivatives.

Free English Translation

Market risk hedge

	2010			2009			2008
	Curve	Market	Market-to-	Curve	Market	Market-to-	Curve	Market	Market-to-
Thousands of Reais	Value	Value	Market	Value	Value	Market	Value	Value	Market

Hedge instruments
Swap Contracts	118,348	115,528	(2,820)	169,931	153,619	(16,312)	(157,759)	(158,451)	(692)
Asset	549,276	557,766	8,490	1,249,645	1,259,020	9,375	1,701,594	1,709,404	7,810
Interbank Deposit Rates - CDI	424,211	426,852	2,641	862,027	867,810	5,783	1,701,594	1,709,404	7,810
Indexed to Foreign Currency - Pound	-	-	-	387,618	391,210	3,592	-	-	-
Indexed to Foreign Currency - Libor - Dollar	125,065	130,914	5,849	-	-	-	-	-	-
Liabilities	(430,928)	(442,238)	(11,310)	(1,079,714)	(1,105,401)	(25,687)	(1,859,353)	(1,867,855)	(8,502)
Indexed to Foreign Currency - Dollar	(305,837)	(311,367)	(5,530)	(1,075,922)	(1,101,588)	(25,666)	(1,612,926)	(1,620,756)	(7,830)
Indexed to Foreign Currency - Fixed - Dollar	(125,091)	(130,871)	(5,780)	-	-	-	-	-	-
Fixed Interest Rate - Reais	-	-	-	(3,792)	(3,813)	(21)	(246,427)	(247,099)	(672)
Hedge Object
Credit Portfolio	429,896	443,446	13,550	1,073,020	1,100,046	27,026	1,856,582	1,867,822	11,240
Indexed to Foreign Currency - Dollar	429,896	443,446	13,550	685,405	708,566	23,161	1,856,582	1,867,822	11,240
Indexed to Foreign Currency - Fixed - Dollar	304,794	311,381	6,587	681,613	704,753	23,140	1,610,155	1,620,723	10,568
Fixed Interest Rate - Reais	125,102	132,065	6,963	-	-	-	-	-	-
Borrowings	-	-	-	3,792	3,813	21	246,427	247,099	672
Indexed to Foreign Currency - Pound	-	-	-	387,615	391,480	3,865	-	-	-
Hedge instruments	-	-	-	387,615	391,480	3,865	-	-	-

Free English Translation

Cash flow hedge

Include cash flow hedge - Future DI, with notional value of R$7,165,189 thousand (2009 - R$15,294,094 thousand), and maturities to January 2, 2012. The mark-to-market effect is recorded in stockholders’ equity and corresponds to a debit of R$186,578 thousand (2009 - R$262,695 thousand), net of taxes. The curve value and the fair values of transactions classified as hedges, CDBs, is R$7,385,636 thousand (2009 - R$15,337,856 thousand).

The effectiveness obtained for the hedge portfolio as of December 31, 2010 and 2009, was in accordance with present regulations and no ineffective portion was identified to be recorded in income for the period.

Guarantees and commitments

The co-obligations and risks on guarantees provided on behalf of customers, recorded in memorandum accounts, amounted to R$22,563 million in 2010, R$20,967 million in 2009 and R$25,405 million in 2008.

Off-balance-sheet funds under management

Total shareholders’ equity of investment funds managed by the Santander Brasil, for the consolidated criteria, is R$111,338 million in 2010, R$98,407 million in 2009 and R$80,402 million in 2008.

Obligation offset and settlement agreements

Santander Brasil has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Santander Brasil, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Bank with the counterparty.

Free English Translation

10.9. In relation to each item not appearing in the financial statements, indicated in item 10.8., the directors should comment on:

a. how such items change or may change the revenues, expenses, operating income, financial expenses or other items of the issuer's financial statements

Items mentioned in item 10.8. There are no additional effects to be disclosure.

b. nature and purpose of the operation

Not applicable. There are no additional effects to be disclosure.

c. nature and amount of obligations assumed and rights generated in favor of the Company in result of the operation

Not applicable. There are no additional effects to be disclosure.

Free English Translation

10.10. The officers should indicate and comment key elements of Company´s business plan, exploring specifically following topics:

a. investments, including:

i. quantitative and qualitative analysis of investments in process and forecasted investments

ii. sources of investment financing

iii. Relevant divestments in process and forecasted divestments

The technological model adopted by Santander Brasil focuses on clients and support to business objectives. The adequate management of such asset represents a key element for operational efficiency, providing more ability, organization and control of processes. In 2010, total investments in IT amounted to R$963 million, an increase of 13% as compared to previous year.

Total integration of IT processes and systems was held in the first quarter of 2011, after the unification of network branches. More than 1.4 thousand projects of system development were implemented. For the follow up and management of all these projects, Isban has developed a specific governance process for the integration, which is included in the general plan. Such governance process is a new project management tool, launched in 2008. With this tool, the evolution of each step of integration may be followed, providing quick analysis for decision making. Also, based on this tool Produban designs its action plans together with the systems homologation area. For example, Produban is ahead in the unification of networks and implementation of technological infrastructure for bank tellers and ATMs, besides modernization of administrative buildings and call center platform migration.

In February 2011, we included an important project in our integration: the migration of accounts and operations of more than 9 million clients originated from Banco Real to Santander Brasil’s unified system platform. 100% of private persons and most of corporate retail clients, in addition to some wholesale clients, have already performed their operations using the new platform. With the unification, our branch network will operate in a single platform, providing speed and offering a wide range of products and services to our clients.

The technological management is provided by specialized companies of Santander Group Spain, providing Santander Brasil with global scale and benefits similar to those that they would have with an outsourcing process (consolidation, shared capacity, scale, exchange of best practices and easier governance), without the loss of control that is common with that outsourcing.

b. provided that have already been disclosed, indicate the acquisition of plant, equipment, patents and other assets that may materially affect the productive capacity of Company

There were no relevant investments during the period.

                                                        [Free English Translation]

c. new products and services indicating:

i. description of ongoing researches that were already disclosed

ii. total amounts spent by Company in researches for the development of new products and services

iii. projects under development that were already disclosed

iv. total amounts spent by Company with development of new products and services

In general, the development of products and services of Santander Brasil does not require additional investments other than those usually considered in annual budget, and they do not represent any relevant amount as compared to total administrative expenses. However, even in the absence of relevant investments, in 2010, Santander Brasil announced the first action in the market of acquisition, capture and processing of card electronic transactions, in partnership with Getnet, a company specialized in this sector. Entering in this new segment, Santander Brasil launched the Santander Conta Integrada (Santander Integrated Account), a business oriented to the small and medium-sized companies. This new resource provides a commercial establishment with a checking account with integrated domicile. This means that the commercial establishment may receive unified credits from MasterCard and Visa, besides being able to accept a variety of regional cards and making service sales, all in a single terminal.

The product Santander Conta Integrada (Santander Integrated Account) will provide a special credit line that permits the establishment to have access to credit for working capital transactions. With the entrance in the market of acquisitions, Santander Brasil brings to Brazil its international experience in this segment, in which it is among the world leaders. Currently, the machines for capture and processing of transactions via credit and debit cards work under MasterCard and Visa flags. However, other brands will be incorporated, and may be operated through same equipment, to provide easy and accessible operation for the merchant.

Also, on January 17, 2011, Santander Brasil has communicated to the market that it will launch in the first quarter of 2011, in partnership with Cosan Combustíveis e Lubrificantes, a subsidiary company of Cosan S.A. Indústria e Comércio, the holder of Esso and Mobil brands use rights in Brazil, the Esso Santander credit card, with the objective of leveraging credit card business through those partnerships.

                                                        [Free English Translation]

10.11. Comment on other factors that materially influenced the operational performance and have not been identified or commented on other items in this section

All the factors which materially influenced the performance of the Company have been identified and commented on other items in this section, so there are other factors to react.

                                                        [Free English Translation]

11. Forecasts

11.1.  Forecasts should take into account:

a. subject-matter of the forecasts

b. period and term of effectiveness of the forecasts

c. forecasts assumptions, indicating which ones may be influenced by the issuer's management and which are beyond their control

d. values of the indicators which are the subject matter of forecasts.

Santander Brasil does not disclose forecasts.

11.2. In the event of the disclosure by Santander Brasil of forecasts about the development of its indicators in the past three years:

a. Inform which are being replaced by new forecasts included in the form and which will be repeated in the form

b. Regard the forecasts of past periods, compare the estimates with the actual performance of the indicators, showing, in a clear manner, the reasons that led to differences in the forecasts

c. Regarding the forecasts of periods that are still in course, inform whether they are still valid as of the date of the form and, as the case may be, explain why they have been ignored or substituted.

Not applicable, considering that Santander Brasil does not disclose forecasts.

                                                        [Free English Translation]

12. General meeting and administration

12.1. Describe the administrative structure of the issuer, as established in its by-laws and rules of procedure, identifying:

a. duties of each body and committee

b. date the fiscal council was instated, if it is not permanent, and date when the other  committees were organized

c. mechanisms for evaluating the performance of each body or committee

d. regarding the members of the Executive Committee, their individual duties and powers

e. mechanisms for evaluating the performance of the members of the Board of Directors, of the committees and of the Executive Committee

According to our by-laws, we are administered by a Board of Directors and by an Executive Committee. Only individuals may be elected members of the Board of Directors and of the Executive Committee. The Board of Directors’ members must be shareholders, whether they reside or not in Brazil, and the members of the Executive Committee may or not be shareholders, as long as they reside in Brazil.

In addition to these two administrative bodies, we also have another statutory body, the audit committee, which answers directly to the Board of Directors. It was created and operates in accordance with the rules of Resolution Nº 3198/04 of the CMN and Resolution Nº 118/04 of the CNSP.

Board of Directors

The Board of Directors is the plenary board in charge of making decisions as set forth in our by-laws and in the legislation in force.

As provided for in our by-laws, the Board of Directors is composed of at least 5 and no more than 12 members, elected at the general meeting, with unified 2-year terms of office, an reelection is permitted. On April 30, 2011, the Board of Directors was composed of 9 members.

At least 20% of the Board of Directors’ members must be Independent Directors, according to definition of Level 2 Regulations. The Board of Directors has one Chairman and one Vice-Chairman elected at the general meeting by majority of votes.

                                                        [Free English Translation]

The Board of Directors meets on an ordinary basis 4 times a year and extraordinarily as often as determined by its Chairman.

The current members of the Board of Directors were reelected at the Regular and Special Shareholder Meetings held on April 26 2011, of which 3 are Independent Directors. The terms of office of the members of the Board of Directors will end on the date of the Regular Shareholder Meeting to be held within the first four months of 2013.

Pursuant to the Brazilian legislation, the election of the Board of Directors’ members shall be ratified by the Central Bank.

In view of our adhesion to Level 2 Regulations, the Board of Directors’ members executed an adhesion instrument to Level 2 Regulations before being invested in their offices.

Practices of the Board of Directors

Our shareholders elect the members of our Board of Directors at the Ordinary General Meeting for 2-year terms, reelection being permitted. The Board of Directors elects our executive officers for 2-year terms, reelection being also permitted.

The Board of Directors’ Duties and Attributions

In line with the fiduciary duties of the directors provided for under articles 153, 154, 155 and 245 of Corporation Law, the Board of Directors’ members must: (i) perform their work loyally to the Company and to the other companies of Santander Brasil Group and keep its businesses confidential; (ii) refrain from disclosing information that has not yet been released to the market, obtained due to their office; (iii) ensure that the employees reporting thereto and third parties trusted thereby refrain from disclosing information that has not been released to the market; and (iv) keep the provisions under the Company’s ethical code updated and make everyone comply therewith.

The Board of Directors, for better performance of its activities, may create and elect committees or work groups with defined goals, which shall act with assistant bodies without any decision-making power, always with the purpose of assisting the Board of Directors, and shall be composed of people appointed thereby among the members of the administration and/or other people linked - either directly or indirectly - to the Company.

On March 22, 2010 our Board of Directors approved the creation of an appointment and remuneration committee with the following distinguishing marks: 1. Composition: at least 3 and no more than 5 members; 2. Operations: the appointment and remuneration committee shall have rules of procedure that shall govern, including, but not limited to, the matters under the committee’s authority, the rules of its operations and the periodicity of its meetings, which shall be held half yearly. The appointment and remuneration committee shall also have a coordinator and an assistant secretary; 3. Scope of authority: the appointment and remuneration committee shall have, including, but not limited to, authority to act as follows: (a) to identify, exam and propose candidates to the Board of Directors (either independent ones or not) and for the position of the Company’s Chief Executive Officer (CEO); (b) to discuss and advise on succession plans for the Company’ administrators; (c) to propose some criteria for evaluating the administrators’ performance; and (d) to review and discuss policies and guidelines regarding administrators’ remunerations.

                                                        [Free English Translation]

On April 26 2011, the Board of Directors appointed Mr. Fábio Colletti Barbosa, Ms. Viviane Senna Lalli and Mr. Fernando Carneiro as members of the appointment and compensation committee, with a term of office extending up to the first Meeting of the Board of Directors to be held after the Regular Shareholder Meeting of 2013. Mr. Fábio Colletti Barbosa was appointed as coordinator of the committiee.

On March 24 2011, the Board of Directors approved the organization  of the risks committee and the committee for corporate governance, ethics and sustainability, with the following structure: 1. Membership: a minimum of 3 and a maximum of 5 members; 2. Functioning: each committee shall have an internal regulation, which shall regulate, inter alia, the subject matters it is competent to deal with, the rules for its functioning and the frequency of its meetings. Each committee shall have a coordinator and an assisting secretary; 3. Competence: (i) the purpose of the risk committee shall be: to review and follow up on the implementation of the capital allotment policies and methods, ensuring full conformity to regulatory and risk management requirements, including the establishment of exposure limits for the several risk factors involved: market, finance, credit, liquidity, legal, image and operational; and (ii) the purpose of the committee for corporate governance, ethics and sustainability shall be: to propose, supervise and validate processes and policies which will strengthen the management of the Company based on transparency, respect and promotion of sustainable development, by discussing subject matters relating to ethics, sustainability and corporate governance practices, so as to generate value for all publics the organization relates with.

The members of the respective committees for assisting the Board of Directors have so far not been appointed.

The main duties of our Board of Directors are:

1.       Definition of policies and strategies

The Board of Directors of Santander Brasil plays a fundamental role in the definition of the business strategies of Santander Brasil Group. Pursuant to Law and the by-laws of Santander Brasil, the Board of Directors has as its main task to set forth the general guidelines for the businesses and transactions of Santander Brasil, which must be complied with by the  Executive Committee when conducting its activities.

                                                        [Free English Translation]

It is further incumbent on the Board of Directors to approve the policies for disclosing information to the market and for dealing in the securities of Santander Brasil.

2.       Approval of the Financial Statements and allocation of the net profit

Pursuant to Law and to the by-laws, it is incumbent on the Board of Directors of Santander Brasil to approve and review the annual budget, the capital budget and the business plan, to make a pronouncement on the annual, semi-annual and quarterly financial statements of Santander Brasil, to propose the allocation of the net profit of the fiscal year and to resolve on the distribution of dividends and/or interest on net equity.

3.       Approval of Corporate Transactions

The Board of Directors must make pronouncements about corporate transactions involving Santander Brasil, as well as authorize the disposal of assets and suitability of the permanent assets, give in rem guarantees and post bonds to third-party obligations, acquire or dispose of investments in corporate interests with third parties in amounts higher than 5% of the net equity that is in the last balance sheet approved by the ordinary general meeting, as well as must authorize organization of joint ventures or formation of strategic alliances with third parties.

4.       Changes in the Capital Structure and in the By-laws

It is incumbent on the Board of Directors to propose the increase or decrease in the corporate capital of Santander Brasil, to issue subscription warrants, to group, provide for bonus shares or split shares, to trade shares in order to cancel or to keep them held in treasury, and to carry out amendments to our by-laws.

5.       Election of the Administrators and remuneration policies

It is incumbent on the Board of Directors to elect and dismiss the members of the Executive Committee and establish their duties, as well as to establish their remuneration, indirect benefits and further incentives, in compliance with the global ceiling remuneration approved by the General Meeting, as well as to establish the value of the interest in the profits of the executive officers and employees of the Santander Brasil and of companies controlled thereby.

It is further incumbent on the Board of Directors to approve the granting of purchase option of shares to administrators, employees or individuals that work for Santander Brasil or for companies controlled thereby, provided that they are in compliance with the option plans approved in a General Meeting.

                                                        [Free English Translation]

6.       Audit and Complaints Office Committee

It is incumbent on the Board of Directors to appoint the members of the Company’s audit committee, as well as the ombudsman.

There follows the transcription of article 17 of our by-laws with the duties of the Board of Directors:

I.             to comply with and have complied with the by-laws and with the General Meeting’s resolutions;

II.           to establish general guidelines for the Company’s businesses and transactions;

III.         to elect and remove from office the Executive Officers, as well as to establish their duties;

IV.          to establish the remuneration, the indirect benefits and further incentives of the Executive Officers, within the global ceiling remuneration for the administration approved by the General Meeting;

V.           to inspect how the Executive Officers are managing their duties; to exam at any time the Company’s books and papers; to request information about agreements executed or ready to be executed and about any other acts;

VI.          to choose and dismiss accounting firms, establishing their remuneration, as well as to call them over to clarify any matter that  the Board may deem necessary;

VII.        to make a pronouncement about the Administration Report, the Executive CommitteeCommittee’s accounts and  Santander Brasil’s financial statements and resolve about their submission to the general meeting;

VIII.      to approve and review the annual budget, the capital budget and the business plan, as well as to prepare a proposal for capital budget to be submitted to the general meeting for purposes of withholding profit;

IX.          to resolve on convening the general meeting, whenever it deems applicable or in the event of article 132 of Corporation Law;

X.           to submit to the ordinary general meeting proposal for allocation of net profit of the fiscal year, as well as to exam and resolve on the semi-annual balance sheets, or on balance sheets carried out within shorter terms, and on payment of dividends or interest on net equity arising out of these balance sheets, as well as to resolve on the payment of interim or periodical dividends or dividends to the account of accrued profits or of capital gains, which exist in the last annual or semi-annual balance sheet;

                                                        [Free English Translation]

XI.          to submit to the general meeting proposals with the purpose of increasing or decreasing the corporate capital, grouping, issuing bonus or splitting its shares, and proposals to amend the by-laws;

XII.        to present to the general meeting proposals for winding-up, merger, spin-off and taking over of Santander Brasil;

XIII.      to approve the increase of the corporate capital of Santander Brasil, notwithstanding any statutory amendment, within the limits authorized under §1 of article 5 of the by-laws, setting forth price, time for the pay up, and the conditions for issuing the shares, being further entitled to exclude the right of first refusal or to reduce the term of the fiscal year when floating shares and subscription warrants, whose floating is carried out upon sale at market stocks or by public subscription or at public offerings of acquisition of Control under the terms established by law;

XIV.       to resolve on the issue of subscription warrant, as provided for in §3 of article 5 of the by-laws;

XV.        to grant, after approval by the general meeting, purchase option of shares to administrators, employees or individuals that render services to the Company or to the companies controlled thereby, without giving the shareholders the right of first refusal, under the terms of plans approved in a general meeting;

XVI.       to resolve about trading with shares issued by the Company for purposes of cancellation or lock-up held in treasury and their respective disposal, in compliance with the legal provisions applicable;

XVII.     to establish the value of the interest in the profits of the executive officers and employees of Santander Brasil and of companies controlled thereby, and to have the power to decide not to ascribe interest thereto;

XVIII.   to decide on payment or credit of interest on the net equity to the shareholders, pursuant to the applicable legislation;

XIX. to authorize acquisition or disposal of investments in corporate interests in amounts higher than 5% of the net equity that are in the last balance sheet approved by the ordinary general meeting, as well as to authorize the organization of joint ventures or the formation of strategic alliances with third parties;

XX.        to appoint and remove from office the Company’s ombudsman;

XXI.       to appoint and remove from office the members of the Audit Committee, to fill the vacancies due to death, resignation or removal from office and to approve the Rules of Procedure of the body, in compliance with the provisions under Title VI of the by-laws;

                                                        [Free English Translation]

XXII.     to authorize disposal of assets and suitability of the permanent assets, to give in rem guarantees and to post bonds to third-party obligations, whenever they are in excess of 5% of the net equity that is in the last balance sheet approved by the ordinary general meeting;

XXIII.   to grant, in special cases, specific authorization establishing that certain documents shall only be signed by one Executive Officer, and there shall be drawn minutes of such event in the proper book, except in the cases provided for in the by-laws;

XXIV.    to approve the contracting of an institution that renders services of bookkeeping for shares or of share deposit certificates (Units);

XXV.     to approve the policies of information disclosure to the market and deal in the securities of Santander Brasil;

XXVI. to define a triple list of institutions or companies specializing in economic appraisal of companies, to prepare appraisal reports of the shares of the Santander Brasil, in the event the registration of publicly-held company is cancelled or if the company no longer belongs to Level 2, as defined under Title IX of the by-laws;

XXVII. to resolve on any matter submitted thereby by the Executive Committee, as well as to convene the members of the Executive Committee for joint meetings, whenever it deems convenient;

XXVIII. to create commissions and/or support committees – either technical or advisory ones –, whether permanent or not, to define the respective responsibilities and scope of authority that are different from the ones that are ascribed to the Board of Directors, under article 142 of Corporation Law, and to inspect their performance, according to article 14 § 6 of the by-laws; and

XXIX.    to dispose, in compliance with the rules of the by-laws and the legislation in force, about their work and to adopt or lay down governing rules for their operations; and

XXX. to establish the rules related to the Units, as  provided for under Title XII of the by-laws.

In accordance with our by-laws, it is incumbent on the Chairman of the Board of Directors to:

I.             convene and be the chairman of its meetings;

II.           convene the Shareholder Meeting;

III.         guide the preparation of the Board of Directors’ meetings;

IV.          ascribe special duties to the board members; and

                                                        [Free English Translation]

V.           convene, whenever the body is operating, the members of the fiscal council to assist the Board of Directors’ meetings whenever the agenda includes matters on which the members of the fiscal council has to voice an opinion.

On December 23, 2009, our Board of Directors approved its rules of procedure. The shareholders may access this document on sites www.santander.com.br/ri and www.santander.com.br/acionistas, section Corporate governance – Board of Directors.

Statutory Bodies

Fiscal Council

Pursuant to our by-laws, the fiscal council of Santander Brasil has a non-permanent nature. Thus, although our by-laws provide for the possibility of instating the fiscal council, it is currently not instated.

A request for the fiscal council to operate, even though when the matter had not been included in the call notice, may be made at any General Meeting, by shareholders holding the percentage of shares set forth by Corporation Law and by the specific instructions from CVM.

For the fiscal council there may be elected individuals, residing in Brazil, holding a university degree, or that have already – for at least 3 years – held an office of administrator at a company or that have been members of a fiscal council.

The fiscal council is an independent body elected by the shareholders with the purpose of inspecting the activities of the administration staff and of accounting firms. The subject matters under the fiscal council’ authority are established by Corporation Law and include, but are not limited to: (i) checking and compliance by the administrators with their legal and statutory duties; (ii) voicing opinions on the company’s annual and quarterly reports; (iii) voicing opinions on the administrators’ proposals to be submitted to the general meeting regarding changes in the corporate capital, issuing of debentures or subscription warrants, investment plans or capital budgets, distribution of dividends, transformation, taking over, merger or spin-off; and (iv) convening general meetings.

Audit Committee

Pursuant to the Central Bank’s regulations, the audit committee is a body created by resolution of the shareholders and is separated from the Board of Directors. Although there is the requirement that they be separate bodies, the members of the audit committee may be members of the Board of Directors, provided that they fulfill certain requirements of independence.

                                                        [Free English Translation]

According to applicable laws, at the Special Shareholder Meeting held on August 31, 2006, provisions were included in our by-laws concerning the composition and authority of the audit committee, which committee acts as the sole audit committee for all the companies of the Santander Brasil Group.

On November 12 2007, the Board of Directors approved the internal regulations of the audit committee, incorporating some of the changes approved under the Board of Directors Meeting of December 10 2010, with the intent of improving the wording and meeting the new regulatory requirements. The new version of the internal regulations is available at the websites www.santander.com.br/ri and www.santander.com.br/acionistas - section Governança Corporativa – Comitês.

Pursuant to our by-laws and the rules of procedure of the audit committee, such body is composed of at least 3 and not over 6 members, appointed by the Board of Directors, among people – either or not members of the Board of Directors – that fulfill the legal and regulatory conditions demanded to hold such position, including the requirements that ensure its independence, and it is mandatory that one of them have proved knowledge in the accounting and auditing segments.

The term of office of the members of the audit committee is 1 year, and reelection is permitted up to 4 consecutive times, pursuant to the applicable legislation.

One of the members of the audit committee shall be ascribed by the Board of Directors to be its coordinator. It is incumbent on the audit committee coordinator to direct, coordinate, and guide the works of the body and, specially: (i) to send the call notice, convene and be the chairman of their meetings, and to appoint his/her secretary; and (ii) to represent the audit committee in its relations with the Board of Directors, with the fiscal council, whenever it is in operation, and with the Executive Committee of Santander Brasil Group, its intern audits and the ones carried out by accounting firms, intern organisms and committees, by signing the mail, invitations and reports addressed thereto.

The coordinator shall be replaced in his/her absence or occasional impairments by the member appointed thereby, or in the event such appointment fails to be carried out, by any provisory alternate appointed by the Board of Directors, among the remaining members of the audit committee. In the event of vacancy of the position due to death, resignation or removal from office of any member of the audit committee, it is incumbent on the Board of Directors to appoint an alternate.

It is also deemed to be vacant the office of a member of the audit committee whenever any of them, without reasonable cause, at the discretion of the Board of Directors, fails to attend 3 consecutive meetings of the body, or 6 alternated ones, during the year.

The meetings of the audit committee shall be convened with the presence of at least 2/3 of its members. The resolutions shall be adopted by majority of votes of the members attending and the resolutions, arguments and pronouncements of the audit committee shall be drawn up and signed in the Book of Minutes of the Meetings of the Audit Committee.

                                                        [Free English Translation]

Pursuant to the rules of procedure of the audit committee and the applicable legislation, there may not be elected as a member of the audit committee: 1 – a person who is, or that has been in the last 12 months: a) an executive officer of Santander Brasil Group; b)  an employee of Santander Brasil Group; c) a technician in charge, executive officer, manger, supervisor or any other member, holding a managing job in the team involved with the auditing works of companies that are part of Santander Brasil Group; and d)  a member of the fiscal council, if instated; 2 – spouse or blood-relative –  either by direct descendent or not – and by marriage, up to second degree of the people to whom the sub-items of above item 1 refer; and 3 – anyone who receives any other kind of remuneration from the institutions and companies of Santander Brasil Group that is not part of the remuneration in connection with his/her job as a member of the audit committee.

Pursuant to the Brazilian legislation, the election of the members of the audit committee shall be ratified by the Central Bank.

Our audit committee has the following duties, in addition to some others that are ascribed by law or regulatory principles:

I – To define it its internal regulations the operational rules for its functioning;

II – To prepare a yearly work plan;

III – To recommend to the Board of Directors the retaining or replacement of independent auditors;

IV – Prior to publication, revise the quarterly, half-yearly and annual financial statements, including explanatory notes, reports from the management and opinion of the independent auditor, as well as all other relevant financial information disclosed and submitted to the regulatory bodies;

V – To evaluate the effectiveness of the internal and independent audits, including but not limited to a check on compliance with the provisions of law and regulations applicable to Santander Brasil, in addition to the internal regulations and codes;

VI – To evaluate compliance by the Santander Brasil management of the recommendations made by the internal or independent auditors;

VII – To determine and disclose procedures for receiving and treating information concerning infringement of the provisions of law and regulations applicable to Santander Brasil, in addition to the internal regulations and codes, including specific procedures for protecting the provider of such information and its confidentiality;

VIII –To recommend to the Board of Directors and to the Executive Board the correction or improvement of policies, practices and procedures as reviewed by the committee;

                                                        [Free English Translation]

IX – To meet at least once every quarter with the Executive Board, with the internal and independent auditors, in order to check on compliance with its recommendations or queries, including but not limited to the planning of the respective audit work, formalizing in minutes the contents of such meetings;

X – To meet with the statutory audit committee, if any, and with the Board of Directors, at their request, in order to discuss policies, practices and procedures as reviewed within their respective spheres of competence;

XI – To receive and review the reports required by the regulatory bodies concerning the activities of the Santander Brasil Group Ombudsman, as of June 30 and December 31 of each year, or whenever a relevant event is identified; and

XII – To prepare, as of June 30 and December 31 of each year, a half-yearly report of the audit committee, subject to the applicable provisions of law and regulations.

The current members of the audit committee, which were elected on March 18 2011, under a Meeting of the Board of Directors, are: Maria Elena Cardoso Figueira, coordinator and qualified technical member of the committee; Celso Clemente Giacometti and Sérgo Darcy da Silva Alves. The term of office of the members of the audit committee expires on March 18 2012. Note that this election is still pending ratification by the Central Bank.

Find below the biographies of the members of our audit committee:

Celso Clemente Giacometti. See the biographies of the members of the Board of Directors.

Maria Elena Cardoso Figueira. Ms. Cardoso is a Brazilian citizen, born on November 29, 1965 and a graduate in Economics at Pontifical Catholic University of Rio de Janeiro (“PUC/RJ”). She worked as tax manager for Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1991 to 1999. From 1999 to 2000, she worked for the Tax Planning division at Santander Brasil and from 2001 to 2002 she worked for Banco Bilbao Vizcaya Argentina Brasil S.A. as an Accounting and Financial Control Officer. From 2003 to 2004 she acted as Tax Officer for financial institutions and international taxation for KPMG Corporate Finance Ltda.

Sérgio Darcy da Silva Alves. Mr. Alves is Brazilian, born on May 5, 1945, graduated at Economics at the College of Economy and Administration of the Federal University of Rio de Janeiro. He is an employee of the Central Bank, approved upon an examination for civil servants. He was invested in office in 1967, where he held several positions including, but not limited to: Executive Officer in Charge of Issues Regarding Rules and Organization of the Financial System from 1997 to 2006; Head of the Department of Financial System Rules from 1991 to 1997, Alternate Head of the Department of Financial System Rules, being in charge of organizing the Unit, jointly with former Chairman Gustavo Loyola, who at the time was Head of the Department, from 1985 to 1991; Coordinator of the Department of Capital Markets, in the Division of Authorizations for Financial Institutions until 1985.

                                                        [Free English Translation]

Ombudsman’s Office

The Company shall have an ombudsman’s office, consisting of one ombudsman, who will be appointed by the Board of Directors from the persons who meet the minimum qualifications and requirements to assure its good operations, who should be acquainted with topics related to ethics, consumer rights and defense and the mediation of conflicts, with a term of office of 3 years, reelection being permitted.

The duties of Santander Brazil’s ombudsman’s office are to:

I – receive, record, process, analyze and provide formal and adequate treatment to the complaints of customers and users of products and services of the companies that compose the Santander Brazil Group, which are not resolved by the customary care provided by its branches and any other points of service;

II – provide the necessary clarifications and let the complainants know about the processing of their demands and the measures taken;

III – inform the complainants about the estimated turnaround for the final answer, which cannot exceed thirty days;

IV – forward a conclusive response to the demand of the complainants by the deadline set out in item III above;

V – propose to the Board of Directors, or in its absence, to the executive offices of the cocmpanies that compose the Santander Brazil Group, corrective measures or improvements to the procedures and routines, as a consequence of the analysis of the complaints received; and

VI – prepare and forward to the internal audit, to the audit committee and to the Board of Directors, or in its absence, to the executive offices of the companies that compose the Santander Brazil Group, at the end of each six-month period, a quantitative and qualitative report on the works of the ombudsman’s office, containing the propositions mentioned in item V above.

Executive Committee

The Executive Officers are in charge of administering and representing the Santander Brasil before third parties. Since April 27, 2010 and, as set forth in our by-laws, the Executive Committee has been composed of at least 2 and no more than 75 members, who were elected and can be removed from office at any time by the Board of Directors, elected for 2-year unified terms of office, with reelection being permitted; and among such members, one shall necessarily be appointed Chief Executive Officer (CEO), and the others may be appointed Senior Vice Executive Officers, Vice Executive Officers, Executive Officer for Relations with Investors, Executive Officers and Officers without specific designation. Some of Santander Brasil’s executive officers are also members of the executive committee and of the board of directors of other companies of the Santander Brasil Group.

                                                        [Free English Translation]

The Executive Committee meets as often as determined by the CEO or by any executive officer appointed thereby.

The current members of the Executive Board were elected to a new term of office in the course of the meeting held by the Board of Directors on April 28 2010. On the same date, 15 new members were also elected as new officers. The term of office of the members of the Executive Board will end at the first meeting of the Board of Directors to be held after the Regular Shareholder Meeting held on April 26 2011. According to the calendar of our corporate events, the meeting of the Board of Directors which shall deliberate on the election of the members of the Executive Board is scheduled to take place on May 31 2011.

As from April 28 2010, some of our Officers have been removed or resigned from their post in the Company and others were elected under meetings of the Board of Directors held in the course of 2010 and early 2011. The current membership is informed under Items 12.6 and 12.8 of this Reference Form.

In view of our adhesion to the Level 2 Regulations, the Executive Committee’s members must execute an adhesion instrument to such regulations before being invested in their offices – their election is dependent on the Central Bank’s approval in the same way as the elections of the members of the Board of Directors and of the Audit Committee are.

In provisional impairments, licenses or absences, the CEO and all the other executive officers shall be replaced by a member of the Executive Committee appointed by the CEO. In the event the CEO’s office is vacant because of death, resignation or removal from office, the members of the Board of Directors may appoint, among the remaining members, his/her alternate.

Under article 22 of our by-laws, the Executive Committee has the following tasks and duties:

I – to comply with and have complied with the by-laws of the Santander Brasil and with the resolutions of the General Meetings and of the Board of Directors;

II – to appoint representatives and agents, in Brazil and abroad;

III – to carry out, within the general guidelines established by the Board of Directors, the businesses and transactions defined in the by-laws of Santander Brasil, setting forth its program with the autonomy that is in line with the Company interests;

IV – to propose the distribution and investment of the ascertained profits, pursuant to the provisions under the by-laws;

                                                        [Free English Translation]

V – to authorize acquisition or disposal of investments in corporate interests with third parties, encompassed from 3% to 5% of the net equity that is in the last balance sheet approved by the ordinary general meeting;

VI – to authorize disposal of assets and suitability of the permanent assets, in order to give in rem guarantees and to post bonds to third-party obligations, whenever they encompass from 3% to 5% of the net equity that is in the last balance sheet approved by the ordinary general meeting;

VII – to resolve about the installation, transfer and closing of branches, agencies, main branches, offices or sales offices, in Brazil or abroad;

VIII – to submit the financial statements to the Board of Directors;

IX – to define the duties and responsibilities of its members, in accordance with the regulations of the regulatory and inspection  bodies of the activities of the Company; and

X – to establish specific criteria to resolve matters in connection with the Executive Committee’s duties, when set forth by the CEO, pursuant to Article 26, IV, of the Santander Brasil’s  by-laws.

It is privately incumbent on the CEO or on his/her alternate:

I – to be chairman and guide all the Company’s businesses and activities;

II – to comply with and to have complied with the by-laws, the resolutions made by the General Meeting and the guidelines of the Board of Directors and to be the chairman of the Executive Committee’s meetings, except for the events of the by-laws, when the meetings of the Executive Committee may be chaired by any one of its members;

III – to inspect how the Executive Committee is managing the Company by requesting information about the Company’s businesses;

IV – to define the duties of the members of the Executive Committee; and

V – to have the casting vote, in the event of tie vote in the Executive Committee’s resolutions.

Pursuant to the Santander Brasil’s by-laws, it is incumbent on the:

I.             Senior Vice-President Executive Officers: to cooperate with the CEO in the performance of his/her activities;

II.           Vice-President Executive Officers: to perform duties that shall be ascribed to them by the CEO or by the Board of Directors;

                                                        [Free English Translation]

III.         Executive Officer for Relations with Investors: (i) to coordinate, administer, direct and inspect the work of relations with investors, as well as to represent the Santander Brasil before  shareholders, investors, market analysts, the CVM, the Stock Exchanges, and before any other institutions connected with the activities developed on capital markets, in Brazil and abroad; and (ii) to perform other duties that shall be, from time to time, determined by the Board of Directors;

IV.          Executive Officers: to conduct the activities of the departments and segments of Santander Brasil that are under their responsibility and to assist the other members of the Executive Committee; and

V.           Executive Officers without specific designation: to coordinate the segments that are ascribed thereto by the Executive Committee.

Among the members of the Executive Committee, the CEO, the Senior Vice Executive Officers and the Vice Executive Officers are part of the executive committee (EXCO) of Santander Brasil which does not have a statutory nature. The EXCO takes part in the decisions in connection with the policies that are applied to the administration of businesses and operational support, including human resources and capital allocation. It also makes decisions concerning the main technological, infrastructure and services projects.

With the purpose of ensuring that the decision making is in compliance with the guidelines of the Santander Brasil, on a systemic and transparent basis, the EXCO is supported by 15 committees, which involve different segments of the Santander Brasil, as shown bellow.

Support Committees

Santander Brasil has the support of the following non-statutory committees listed below:

Social Action Committee – This committee defines the social actions strategy to be carried out by Santander Brasil, ensuring consistency with the sustainability practices of the organization, adding value to the different publics Santander Brasil related with, and expressing a meaningful differential for Brazilian society.

Executive Committee for Compliance and Money-Laundering Prevention – Deliberates on actions and issues relating to obligations and risks for judicial or regulatory sanctions, relevant financial loss or loss of repute which Santander Brasil may incur in on account of any non-performance of laws, regulations, rules, auto-regulated organization standards and codes of conduct applicable to its activities.

Diversity and Business Committee – Restructured in 2010, this is  forum for debating all issues relating to the Program for the Valuation of Diversity, which has been included in the Santander Brasil business strategy.

                                                        [Free English Translation]

Efficiency Committee – Evaluates and certifies all administrative, operational and personnel expenses.

Strategic Technology Committee – Evaluates the technological status of Santander Brasil, providing support to strategic decision making with major impacts on the organizaiton.

Human Resources Committee – An institutional forum which evaluations, directs and approves proposals from Human Resources and invited areas which impact on all or on a major portion of the Santander Brasil Group employees.

Complaints Committee – Deliberates on investments, priorities for implementing recommendations for the improvement or correction of processes, products and services as pointed out by the Ombudsman’s Office, with the aim at reducing complaints and client dissatisfaction. This committee also informs its members of proposals to be submitted to the Board of Directors.

Legal Committee – Deliberates on strategic matters of the legal area and compliance, approving and supervising agreement policies, agreement implementations and the contracting of relevant values.

Assets and Liabilities Committee (ALCO) – Controls, evaluates and approves the policies and guidelines for capital management and structural balance risks, including risks relating to liquidity, interest rates, foreign exchange and variable income investments.

Executive Commission for Brazil Risks – Credit and Market Risk – Deliberates on the upper limits for each credit portfolio.

Executive Committee for Brazil Risks – Credit and Market Risk – Deliberates on credit transactions and portfolios and on the natural person and legal entity client markets.

Business Risks Brazil Committee – Follows up on and evaluates the results of the credit portfolios.

Executive Committee for Operational Risks – Aims at bolstering the system for the management and control of operational risks and the structuring of corporate governance at Santander Brasil.

Product Marketing Committee – Takes action in order to ensure that the products and services conform to legal, regulatory and accounting rules, as well as with compliance policies. This committee also takes action to ensure that the products and services are adequate to the clients to which they are to be offered and that the risks involved have been duly appraised.

Integration Coordination Committee – Conducts the integration plan for the Santander Brasil and Real banks, and deliberates on strategic issues relating to the definition of projects, changes in business, products and services, and on the change management plan.

                                                        [Free English Translation]

Wholesale Executive Committee – Follows up on the financial performance, budgeted expenses and investments, projects and other strategic issues relating to the wholesale banking areas.

Retail Executive Committee – Points out the business strategy, budget and performance plans to the Executive Committee. It also takes action to ensure that the operational performance and the risks inherent to the retain area are adequate and duly controlled.

Retail Management Committee – Discusses and deliberates on issues relating to strategies and business visions which impact the retail area, and takes the required measures to ensure that this are is managed in conformity with the highest standards of corporate excellence.

Sustainability Board

Restructured in 2010, its purpose is to ensure strategic alignment of the organization’s sustainability actions and identify opportunities for the insertion of sustainability in initiatives that have been proposed and/or are already in course. Its members are eleven administrators of Santander Brasil and three external representatives, chosen for their leading role in society and in the defense of issues relating to sustainability.

                                                        [Free English Translation]

12.2. Describe the rules, policies and practices related to the general meetings, enumerating:

a. time to release the call notice

b. scope of authority

c. addresses (physical or electronic) where the documents concerning the general meeting will be at the disposal of the shareholders for analysis

d. identification and management of  conflicts of interests

e. request for powers of attorney by the administration to exercise the right to vote

f. formalities necessary to accept powers of attorney granted by shareholders, pointing out whether the issuer admits powers of attorney granted by shareholders via electronic means

g. maintenance of forums and pages on the internet with the purpose of receiving and sharing shareholders’ comments on the agendas of the meetings

h. live transmission of the video and/or audio of the meetings

i. mechanisms with the purpose of allowing the inclusion, in the agenda, of proposals made by shareholders

General Meetings

At the General Meetings called and convened on an ordinary basis, the shareholders may resolve about all the businesses in connection with our corporate purpose and make all the decisions that they deem convenient to our interests, according to the meeting agenda released in the respective call notices.

It is exclusively incumbent on the shareholders to approve, at the Ordinary General Meeting, the financial statements, and resolve on allocation of the net profit, distribution of dividends referring to the immediately previous fiscal year and to establish the global remuneration of the members of the Board of Directors, of the executive officers and of the fiscal council, if instated. The members of our Board of Directors and fiscal council are, as a rule, elected at Ordinary General Meetings, even though pursuant to Corporation Law they may be elected at Special Shareholder Meetings.

The Special Shareholder Meeting may be held at any time, and may be together with the Ordinary General Meeting. At the Special Shareholder Meetings, it is exclusively incumbent on the shareholders to approve, including, but not limited to, the following matters: (i) amendment to the by-laws; (ii) election and removal from office of the members of the Board of Directors; (iii) approval of accounts and financial statements; (iv) cancellation of register of the shares of Level 2 segment of the BM&FBOVESPA; (v) transformation of Santander Brasil into a limited company or into any other organization provided by law; (vi) approval of the merger, take-over or spin-off of Santander Brasil; and (vii) approval of the winding-up and liquidation of Santander Brasil and approval of reports prepared by the liquidators, as the case may be.

                                                        [Free English Translation]

In 2010, the Santander Brasil shareholders held three Shareholder Meetings. Below are listed the major resolutions passed:

Special Shareholder Meeting of February 3 2010:

- Election of three new members of the Board of Directors: José de Paiva Ferreira, José de Menezes Berenguer Neto and Celso Clemente Giacometti; and

- Aprroval of the Purchase Option Plan for Company Units.

Regular and Special Shareholder Meeting of April 27 2010

- Approval of the Financial Statements for FY 2009;

- Allotment of the net profits for FY 2009 and distribution of dividends;

- Definition of the overall annual compensation of the Company administrators for FY 2010;

- Approval of the increase in the capital stock of the Company, by capitalizing capital reserves; and

- Approval of amendments to the Company By-Laws, involving articles dealing with capital stock, with the rules for the appointment of administrators and with the rules governing the Board of Directors meetings.

Special Shareholder Meeting of May 21 2010

- Change in the term for the payment of dividends or capital interests for FY 2010; and

- Amendment to Art. 31 (III) of the Company By-Laws, so as to render it consistent with the provisions of CMN Resolution 3849, reducing the term for a final reply of the Company to complaints from 30 to 15 days.

Quorum of the Shareholder Meeting

As a general rule, Corporation Law establishes that a General Meeting shall be convened, according to its first call notice, with the presence of shareholders representing at least ¼ of the voting corporate capital, and if such quorum fails to be met, with any number of voting shares representing the voting corporate capital.

 Corporation Law establishes that the Special Shareholder Meeting whose subject matter is  to amend the by-laws, shall convene according to the first call notice with the presence of shareholders that represent at least 2/3 of the voting corporate capital, and with any percentage, upon the second call notice.

                                                        [Free English Translation]

A smaller quorum than the one established by Corporation Law may be authorized by the CVM for public-held companies with shares widely held that owns less than half of the holders of its voting shares and that attend the last three meetings of the shareholders.

The resolutions of the General Meeting, except for the events provided for by law, shall be made by supermajority quorum, and blank votes shall not be computed.

However, it is necessary the affirmative vote of the shareholders representing at least 50% of the Common Shares, to decide on: (1) issuing preferred shares or increasing an existing class of preferred shares without keeping the proportion with the other existing classes of preferred shares, except if already provided for or authorized by the by-laws, (2) change in the preference, advantages and conditions for retrieval or redemption of one or more class of preferred shares or issue of a new more favored class of preferred shares, (3) reduction of the compulsory dividend for distribution to our shareholders; (4) approval of our merger or merger into some other company, (5) approval of our interest in a group of companies, (6) amendment to our corporate purpose, (7) lifting of the liquidation; (8) approval of the spin-off of one part of our assets or liabilities; and (9) approval of our winding-up.

According to our by-laws each Common Share shall be entitled to one vote at General Meetings.

Preferred Shares do not grant right to vote to their holders, except in regard to the matters listed belw:

(a)        the Company’s transformation, taking over, merger or spin-off;

(b)        approval of agreements between the Company and the Controlling Shareholder, directly or by means of some third party, as well as of other companies in which the  Controlling Shareholder is interested, whenever because of legal or statutory provisions these agreements are resolved in a general meeting;

(c)         appraisal of assets allocated to pay up for increase in the Company’s capital;

(d)        choice of expert institution or company to establish the economic worth of the Company, according to article 44 of our by-laws; and

(e)   amendment to or repeal of statutory provisions that change or modify any requests provided for in item 4.1 of the Level 2 Regulations, except that such voting right shall prevail while the Agreement for Adoption of Differentiated Corporate Governance Practices Level 2 signed by Santander Brasil is still in force.

Call notice of our Shareholder Meetings

Corporation Law demands that all our General Meetings be convened upon at least 3 releases of the call notice in the State of São Paulo Official Gazette and in a widely circulated newspaper in São Paulo. Our releases are currently published in the State of São Paulo Official Gazette, which is the official publication of the State of São Paulo Government, and also in the newspaper Valor Econômico; and the first call notice has to be released at least 15 days before the Meeting is held, and the second call notice has to be released 8 days in advance. The CVM may, however, in certain circumstances, request that the first call notice for our General Meetings be released 30 days before the date scheduled for the respective general meeting to he held. The CVM may further stay, upon any shareholder request, for no longer than 15 days, the progress of the call notice period of time for the Special Shareholder Meeting, in order to take cognizance of and exam the proposals to be submitted to the Meeting.

                                                        [Free English Translation]

A call for a Shareholder Meeting shall expressly contain the agenda (the use of the expression “general matters” being prohibited). The document shall be made available to the public on the CVM website up to the date the first notice is published. The documents pertinent to the Santander Brasil Shareholder Meetings are also made available at the following addresses: www.santander.com.br/ri and www.santander.com.br/acionistas - at Corporate Governance – Board of Directors.

After the Global Offer, Santander Brasil has been publishing the calls for its Shareholder Meetings 30 days in advance, so as to enable all of our shareholders, including those resident abroad, to duly exercise their voting rights.

For the purposes of the Regular and Special Shareholder Meetings held on April 26 2011, we published the Shareholder Meeting Participation Handbook which, in addition to presenting the information required under CVM Instruction 481, of December 17 2009, also includes comments concerning the form whereby shareholders can take part in the meetings, representation by proxy and legal foundations for each item of the call.

Place of our Shareholder Meetings

The General Meetings are held on our principal place of business, at Avenida Presidente Juscelino Kubitschek, 2041 and 2235, Block A, Vila Olímpia, in the City of São Paulo, State of São Paulo, Brazil. Corporation Law allows our shareholders to hold Meetings in a different place than our main office in the event of force majeure, provided that the Meetings are held in the City of São Paulo and the call notice has a clear and accurate indication of the place where it will occur.

Authority to Convene General Meetings

Pursuant to Corporation Law, the Board of Directors may convene Shareholder Meetings, in addition to:

•              Any shareholder, if the Board of Directors fails to convene a Shareholder Meeting within 60 days after the date when they should have convened it under the applicable laws and our by-laws;

•              Shareholders holding at least 5% of the corporate capital, in the event the Board of Directors fail to convene a Meeting within 8 days after receipt of the request therefor, provided that the request made by such shareholders is duly grounded and that the shareholders make a list of the matters to be addressed at the meeting;

                                                        [Free English Translation]

•              Shareholders holding at least 5% of the common shares or shareholders holding at least 5% of the preferred shares, should our Board of Directors fail to convene the Meeting within 8 days after receipt of the request to convene such Meeting in order to instate the fiscal council; and

•              The fiscal council, in the event it is instated and in operation, should our Board of Directors to be late to convene an Ordinary Shareholder Meeting for over a month.  The fiscal council may also convene a Shareholders’ Special Shareholder Meeting at any time if it deems that there are significant or urgent matters to be addressed.

Conditions for being admitted at the Shareholder Meeting

The shareholders attending the Shareholders’ Meetings must supply evidence of their shareholder status and the ownership condition of their voting shares, as established in Corporation Law.

Our shareholders may be represented at the Shareholders’ Meeting by an attorney-in-fact (including public requests for powers of attorney, by means of CVM’s ruling No 481 of December 17, 2009), and the powers of attorney cannot be more than one year old, and such attorney-in-fact must be a shareholder, a company’s manager or a lawyer; and at public-held companies, as is the case of Santander Brasil, the attorney-in-fact may also be a financial institution, considering that it is incumbent on managers of securities portfolio to represent their joint owners.

                                                        [Free English Translation]

12.3. Provide tabular information identifying the newspapers and issue dates of the following publications by the registrant in the last three financial years:

a.            notice to shareholders as to availability of the annual financial statements

b.            call notices for the annual shareholders’ meetings that analyzed and judged the relevant annual financial statements

c.            minutes of the annual shareholders’ meetings that analyzed and judged the relevant annual financial statements

d.           financial statements

Accounting Year	Item Published	Name of Publication	Dates
31/12/2010	Financial Statements	Valor Economico – SP	04/02/2011
	Announcement of AGM to Approve Financial Statements	Diario Oficial do Estado de Sao Paulo – SP Valor Econômico – SP	26/03/2011 29/03/2011 30/03/2011 28/03/2011 29/03/2011 30/03/2011
31/12/2009	Financial Statements	Diario Oficial do Estado de Sao Paulo – SP Gazeta Mercantil – SP	06/02/2010 06/02/2010
	Announcement of AGM to Approve Financial Statements	Diario Oficial do Estado de Sao Paulo – SP Gazeta Mercantil – SP	15/04/2010 16/04/2010 17/04/2010 15/04/2010 16/04/2010 17/04/2010
	Minutes of AGM Approving Financial Statements	Diario Oficial do Estado de Sao Paulo – SP Valor Econômico - SP	30/07/2010 30/07/2010
31/12/2008	Financial Statements	Diario Oficial do Estado de Sao Paulo – SP Diario Oficial do Estado de Sao Paulo – SP Gazeta Mercantil – SP	04/02/2011 08/02/2009 08/02/2009
	Announcement of AGM to Approve Financial Statements	Diario Oficial do Estado de Sao Paulo – SP Gazeta Mercantil – SP	15/04/2009 16/04/2009 17/04/2009 15/04/2009 16/04/2009 17/04/2009
	Minutes of AGM Approving Financial Statements	Diario Oficial do Estado de Sao Paulo – SP	05/08/2009

                                                        [Free English Translation]

12.4. Describe the rules, policies and practices related to the board of directors, indicating:

a.frequency of meetings

b. if any, the provisions of the shareholders agreements that establishes the restriction or binding to exercise of vote right by the board members

c. rules of identification and management of interest conflicts

Under the terms of bylaw of the Board of Directors, the main rules, policies, and practices related to the Board are the following:

Conduct Guidelines

The advisors shall observe the conduct guidelines below:

•      The Board of Directors aims to promote the long term prosperity of business, through an active attitude always considering the company’s and shareholders´ interests.

•      To allow the proper election and substitution of members of the Executive Committee, the directors shall be subject to an assessment of continuous performance, in terms of periodicity defined by the Board of Directors.

•      The Board members shall be familiarized with the Company activities, taking advantage of all resources available for a good foundation of their decisions.

•      The members of the Board of Directors may request the corporative documents or attend to meetings of the Executive Committee in order to assess and get familiarized with the subject details; and

•      The members of Board of Directors shall do theirs utmost to respect, maintain and defund the principles of Santander Brasil Group to the staff, specially, for the new members.

During the exercise of their mandates, the Directors shall: (i) serve loyally the Company and other companies of Santander Brasil Group and keep in secret all business; (ii) keep in secret those information that were not disclosed to the market yet, obtained while performing their positions; (iii) and ensure that their subordinate or trusty employees keep in secret all information that were not disclosed to the market yet; and (iv) keep updated and cause that the provisions of the ethical code of the Company be adhered.

The Directors are prohibited from performing the following: (i) practice acts of liberality at the expenses of the Company or other companies of the Santander Brasil Group; (ii) borrow loans from Company resources or any of its subsidiaries and use, for its own advantage, those goods belonging to it; (iii) receive any kind of gift by exercising its positions; (iv) use for its own benefit or other, with or without loss for the Company the commercial opportunities that are known pursuant the exercise of their position (v) refuse to protect the Company rights (vi) acquire to resale and get profit any good or right that is necessary for the company or that the same tends to acquire; (vii) to use a privileged information in its own benefit or for other upon the purchase or sale of securities; (viii) intervene in operations of conflicting interests with the Company interests or the interests of any company of Santander Brasil Group, in this case the causes of its prohibition shall be consigned in a draft; (ix) participate directly or indirectly of issue security transactions of the Company or related to it: (a) before the disclosure in the market of the act or fact really occurred during the Company business; (b) within 15 days before the disclosure of ITR and DFP of the Company; (c) if there is the intention of performing merger, entire or partial spin-off, amalgamation, transformation or capital reorganization; (d) during the process of acquisition or alienation of issued shares of the Company, exclusively in the dates when the Company is negotiating; (x) deliberate about the acquisition or alienation of its own issued shares by the Company, if any; (a) any arrangement or agreement with the purpose of assigns the shareholding control; (b) intention of performing the merger, entire or partial spin-off , amalgamation transformation or capital reorganization that includes relevant investment in association.

                                                        [Free English Translation]

The members of the Board of Directors must not participate in deliberations related to subjects in which their interests are conflicting with the Company interests. Each member is responsible by informing the Board of Directors about the interest conflicts right after the inclusion of the subject in the day order or proposed by the Chairman of the Board of Directors and, at any way, before the beginning of any discussion about each subject.

During the first meeting after the acceptance of the position, the Director shall inform the members of the Board of Directors about: (a) the main activities developed externally by the Company; (b) participation in counsel in other companies; and (c) a commercial relation with companies of Santander Brasil Group, especially if they render services to these companies. This information must be provided annually and if there is an event that requires an authorization for this kind of information.

If the member of Board of Director or company held or managed by it starts a negotiation with companies of Santander Brasil Group the following rules shall be applied: (a) the negotiation shall be made under the market conditions; (b) if the negotiation is not a classified as a usual operation of service rendering, a renamed company shall issue appraisals and assessments that proves that the operation was performed under the market condition; and (c) the operations shall be conduct by renamed and competent channels at the facility of Santander Brasil Group.

Meetings

The Board of Directors shall meet 4 times per year and exceptionally, if the Chairman of the Board decides to call a meeting.

                                                        [Free English Translation]

The meeting of the Board of Directors is disclosed in an annual calendar, available for the shareholders at the website of Santander Brasil, CVM and BM&FBOVESPA. Over 2010, were performed 10 meetings of the Board of Directors.

The call for meetings shall be performed upon a written notice delivered for every member of the Board of Directors at least 5 business days before, unless most of the members in exercise establishes a shorter term, but not shorter than 48 hours, being unnecessary a call for a meeting in which all members attend it.

The meeting shall hold at the Company headquarter, or if all members choose another place. The members of the Board of Directors may, further, meet through a teleconference, videoconference or any other similar communication mean that can be performed in real time and considered as sole act.

The meetings of the Board of Directors shall be performed at least with the presence of 50% of its members elected. If 50% of the members do not attend the meeting, the Chairman will call a new meeting of the Board of Directors in which it could be held with 2 days of antecedence with any number of members. The matter that is not part of the day order at the original meeting of the Board of Directors may not be appreciated in the second call. Except if all members attend the meeting and these expressly agree with a new day order.

The deliberations of the of the Board of Directors shall be limited to matters set forth in the communication issued to the members of the Board of Directors in which, have to be specified the place, date and hour of meeting, as well as summarily, the day order.

The Chairman of the Board of Directors shall send, if possible, along with the day order, the support documents to be deliberated, so that each Advisor may interact properly with the matters and be able of discussing them.

The meetings shall be assisted by a secretary appointed by the chairman and all deliberations must be in the drafts registered in a specific book. Besides assisting the meetings of the Board of Directors and issue the relevant certificates, the secretary have to care about the formal and material legitimacy during the performance of the activities of the Board of Directors and their committees, preserve the good practices of management governance an serve as link between the Board of Directors and several committees with the object of work in an efficient and coordinate manner between them.

The deliberations of the Board of Directors shall be decided by the higher number of votes between the present members.

During the meetings of the Board of Directors, the Chairman may call the Directors or any other collaborators to clarify subjects related to the areas under their responsibility, as well as request technical and administrative support of the executive structure of the Company, as well as external professionals that may offer technical contributions or advise the deliberations of the body.

The deliberations of the Board of Directors shall be registered in drafts registered in a specific book and observed the legal prescriptions.

                                                        [Free English Translation]

They shall be filed in trade register office and published the drafts and meetings of Board of Directors that contain a deliberation directed to affect third parties.

Annual Assessment

According to the Bylaw of the Board of Director, the Chairman and the committees created by the Board of Director, they shall be assessed every year. The members of the Board of Directors must also perform a self-assessment according to the criteria defined by the Board of Directors.

According to the item 8 from the bylaw of the Board of Director the constitution of the Board of Directors must be assessed annually to ensure the complementation of the competences and their members.

It is available for the shareholders in the websites www.santander.com.br/ri and www.santander.com.br/acionistas,  at the section “governança corporativa” [corporate governance] – Conselho de Adminsitração” [board of directors] the bylaws of the Board of Directors approved in a meeting held in December 23, 2009.

Remuneration

The Extraordinary Meeting shall establish the annual global remuneration for distributions between the managers.

Technical and administrative support

The Board of Directors must have the technical and administrative support of the executive structure of the Company.

The Board of Director can engage, at expenses of the Company, assessors or external professionals always it consider necessary for the exercise of its positions.

Furthermore, the Board of Directors, aiming the best performance of theirs position, man create and elect committees or work groups with defined objectives that must act as assistant bodies without deliberative power always aiming to assists the Board, being constituted by people designated by it among the administration members and/or another people associated directly or indirectly to the Company.

                                                        [Free English Translation]

12.5 If any, describe the commitment clause established in the statute for the resolution of conflicts among the shareholders and among these and the issuer through arbitrage.

According to our statute the Company, our shareholder, advisors, directors and members of our fiscal and counsel we are committed in submitting to arbitrage any and all dispute and disagreement that may emerge from us that are related or arisen from the application, validity efficacy, understanding, violations and violation effects to clauses of Joint Stock Company Act of our bylaw rules and regulations of CVM, as well as other rules and regulations applicable to the Brazilian capital market, in addition to the regulations of lists or admittance in Level 2 of BM&FBOVESPA or adhesion to this segment and Arbitrage Regulation of the Market Arbitrage Chamber.

                                                        [Free English Translation]

12.6 Concerning each manager and member of the fiscal committee of the issuer, indicate, in a table:

a.name

b. age

c. occupation

d. CPF or passport number

e. Elected position performed

f. Election date

g. Date of acceptance

h. Term of office

i. Other positions or attributions exercised in the issuer

j. Indication if it was elected by the holder or not

a) Name	b) age	c) occupation	d) CPF/passport	e) position	f) Election date	g) Acceptance date	h) Mandate Term	i) Other positions exercised	j) Elected by the holder
Angel Oscar Agallano	54	Businessman	059.234.237-90	Director Vice-Chief Executive officer	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Carlos Alberto López Galán	48	Economist	212.825.888-00	Director Vice-Chief Executive officer	04/28/2010	07/19/2010	1st RCA after AUG2011	Relations Director with investors	Yes
Fernando Bylmgton Egydio Martins	54	Business Administrator	007.302.838-01	Director Vice-Chief Executive officer	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Ignácio Dominguez- Adame Bozzano	42	Bank Clerk	234.100.598-57	Director Vice-Chief Executive officer	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Lilian Maria Farezim Guimarães	50	Business Administrator	063.940.958-00	Director Vice-Chief Executive officer	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Marco Antônio Martins de Araújo Filho	45	Lawyer	256.159.751-49	Executive Director	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Oscar Rodriguez Herrero	40	Manager	060.185.177-36	Director Vice-Chief Executive officer	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Arnaldo Penteado Laudisio	41	Lawyer	089.070.238-16	Executive Director	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
José Roberto Machado Filho	42	Engineering	116.001.028-59	Executive Director	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Luciano Ribeiro	47	Economist	074.400.888-32	Executive Director	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Luis Félix Cardamone Neto	47	Business Administrator	042.649.938-73	Executive Director	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
João Guilherme de Andrade So Consiglio	42	Economist	119.038.148-63	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Marcos Matioli de Souza Vieira	50	Business Administrator	735.597.687-72	Executive Director	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Maria Luiza de Oliveira Pinto e Paiva	47	Bank Clerk	129.079.488-06	Executive Director	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Pedro Carlos Aráujo Coutinho	45	Manager	517.786.886-91	Executive Director	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Amâncio Acúrcio Gouveia	48	Accountant	735.075.127-34	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
André Fernandes Berenguer	43	Manager	127.759.138-57	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Antonio Pardo de Santayana Montes	39	Economist	233.431.938-44	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Cassius Schymura	46	Engineering	813.530.307-68	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Ede Lison Viani	44	Manager	064.923.468-58	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Eduardo Müller Borges	43	Manager	112.673.738-06	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Flávio Tavares Valadão	48	Engineering	710.852.627-15	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Gilberto Duarte de Abreu Filho	37	Engineering	252.311.448-86	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Janil Habibe Hannouche	50	Pedagogue	020.039.308-17	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Luis Aberto Citon	48	Bank Clerk	058.056.977-26	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Luiz Carlos da Silva Canttidio Junior	52	Business Administrator	150.915.381-00	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Luiz Felipe Taunay Ferreira	44	Business Administrator	146.124.656-50	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Marcelo Malanga	41	Bank Clerk	126.359.808-02	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Marcelo Zerbinatti	37	Bank Clerk	136.738.756-25	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Marcio Aurélio de Nóbrega	42	Manager	085.947.538-70	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Marcio André Ferreira da Silva	46	Bank Clerk	064.557.458-08	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Marcos Adriano Ferreira Zoni	46	Manager	819.920.097-91	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Maria Eugênia Andrade Lopez Santos	45	Economist	386.776.525-15	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Mauro Siequeroli	54	Business Admnistrator	011.565.128-30	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Nilo Sérgio Silveira Carvalho	50	Manager	025.442.898-30	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Ramón Sanchez Diaz	42	Economist	059.396.487-03	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Reginaldo Antonio Ribeiro	41	Economist	091.440.778-31	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Roberto Correa Barbuti	42	Business Administrator	076.238.618-59	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Roberto de Oliveira Campos Neto	43	Bank Clerk	078.602.017-20	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Ronaldo Yassuyuki Morimoto	34	Bank Clerk	267.678.438-22	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Sérgio Gonçalves	54	Economist	007.641.538-46	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Ulisses Gomes Guimarães	41	Bank Clerk	013.149.967-03	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Wilson Luiz Matar	52	Bank Clerk	042.307.498-99	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes

                                                        [Free English Translation]

12.7 Provide information mentioned in item 12.6 related to the members of the statutory committees, as well as audit, risk financial and remuneration committees even if such committees or structures are not statutory:

a) Name	b) Committee	c) age	d) occupation	e) CPF/passport	f) position	g) Election date	h) Acceptance date	i) Mandate Term	j) Other positions exercised	k) Elected by the holder
Celso Clemente Giacometti	Audit committee	66	Businessman	029.303.408-78	Member	03/18/2011	Pending homologation of Central Bank	03/18/2012	Independent Member of the Board of Directors	Yes
Maria Elena Cardoso Figueira	Audit Committe	45	Economist	013.908.247-64	Coordinator	03/18/2011	Pending homologation of Central Bank	03/18/2012	No	Yes
Sergio Dargy da Silva Alves	Audit Committe	66	Economist	050.933.687-68	Member	03/18/2011	Pending homologation of Central Bank	03/18/2012	No	Yes
Fabio Colletti Barbosa	Appointment and Compensation Committee	55	Business Administrator	771.733.258-20	Coordinator	04/26/2011	04/26/2011	1st RCA after AUG2013	Chairman	Yes
Fernando Carneiro	Appointment and Compensation Committee	50	Consultant	824.903.177-68	Member	04/26/2011	04/26/2011	1st RCA after AUG2013	No	Yes
Viviane Senna Lalli	Appointment and Compensation Committee	53	Businesswoman	077.538.178-09	Member	04/26/2011	04/26/2011	1st RCA after AUG2013	Independent Member of the Board of Directors	Yes

                                                        [Free English Translation]

12.8.     For each manager and member of the fiscal council, provide:

a. résumé, containing the following information:

i. main professional experiences over the last five years, indicating:

•      name of the company

•      position and functions inherent to the position

•      main activity within the company during which said experiences took place, highlighting the companies or organizations that comprise (i) the issuer’s economic group, or (ii) partners with direct or indirect interest equal to or exceeding 5% of the same class or type of securities of the issuer

ii.           specify all management positions currently occupied or previously occupied in publicly-held companies

Angel Oscar Agallano. Mr. Agallano is Argentine and was born on March 18, 1957. He holds a degree in senior management from the Escuela de Dirección e Negócios (IAE) of Universidad Austral de Argentina. As our executive vice-president, he is responsible for operations and information technology.  Mr. Agallano has been engaged in the financial markets for 35 years. He started at Santander in Buenos Aires, Argentina in 1986. From 1997 to 2000, Mr. Agallano was a member of the board of directors of Santander in Argentina and from 2002 to 2003 he acted as a member of the Santander Venezuela board. He is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A., Santander Brasil Seguros S.A.,  and Santander Capitalização S.A.

Carlos Alberto López Galán.  Mr. Galán is Spanish and was born on November 6, 1962. He holds a bachelor’s degree in business economics science from Universidad Autónoma de Madrid in Spain and a master’s degree in financial markets from Universidad Pontifícia Comillas in Spain. As one of our executive vice-presidents, he has been responsible for the financial area.  He is also the investor relations and chief financial officer. Mr. Galán has been engaged in the financial markets for 22 years. He started at the Santander Group as an analyst in November 1986, and in 1995 he became the controller for Santander Financial Products. From July 1997 to January 1999, he served as vice-president of Santander Investment Mexico. Mr. Galán also served from July 1999 to August 2006 as chief financial officer and operating officer and a board member for the following companies: Santander Brasil, Afore S.S., Gestora S.S., Aseguradora S.A., Casa de Bolsa and Universia. He served as a board member for the Grupo Financeiro Santander Serfin and for the following companies: Altec (actually Isban), Universia, Proaquanima, Banco Santander Serfin, Casa de Bolsa, Afore S.S., Gestora S.S. and Aseguradora S.A. He is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A., vice-president officer of Banco Bandepe S.A., executive officer of Santander Administradora de Consórcios Ltda., officer of Santander Leasing S.A. Arrendamento Mercantil, and administrative officer of Norchem Participações e Consultoria S.A. He is also member of the board of directors of Santander Seguros S.A., Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

                                                        [Free English Translation]

Fernando Byington Egydio Martins. Mr. Martins is Brazilian and was born on January 7, 1957. He holds a degree in business administration from Fundação Armando Alvares Penteado. As an executive vice-president at Santander Brasil, he is responsible for branding, marketing strategies and interactive communications platforms. Mr. Martins has been engaged in the financial markets for 30 years. He has worked  at Banco Itaú S.A. for 10 years (in the International Division for 7 years in London and New York, and in the Investment Banking Division in Brazil for 3 years). He was an executive director at Banco Real for 17 years with responsibilities in Investment Banking and also in the retail branches network and when ABN AMRO bought Banco Real, he was chosen to be the head of marketing. When Santander Brasil bought ABN AMRO 3 years ago, he was promoted to be one of the members of the senior executive board responsible for brand strategy, marketing, customer care and interactive platforms. He is also an executive officer of Santander Administradora de Consórcios Ltda., Banco Bandepe S.A., Aymoré Crédito, Financiamento e Investimento S.A., manager at Santander Brasil Administradora de Consórcio Ltda. and officer of Santander Leasing S.A. Arrendamento Mercantil.

Lilian Maria Ferezim Guimarães. Ms. Guimarães is Brazilian and was born on August 26, 1960. She holds a degree in business administration from Fundação Getulio Vargas, a specialization degree in human resources also from Fundação Getulio Vargas and a specialization degree in business administration from Fundação Dom Cabral. She also has a graduate degree in Hotel Administration from Senac-SP. As one of our executive vice-presidents, she is responsible for the development and implementation of human resources policies. Ms. Guimarães has been engaged in the human resources area for 27 years. She was an analyst of employee compensation for Unibanco - União de Bancos Brasileiros S.A. from 1984 through 1986, a compensation manager for Citibank S.A. from 1986 through 1991, a bank industry consultant of Hay do Brasil Consultores Ltda. from 1991 through 1993, a senior manager of human resources development of Banco Nacional S.A. from 1993 through 1995, a human resources officer for Banco Inter‑Atlântico from 1996 through 1997, a human resources officer of Origin Brasil from 1997 through 2000 and the human resources officer of Banco Real from 2000 to 2006.

Marco Antonio Martins de Araújo Filho.  Mr. Araújo is Brazilian and was born on June 19, 1965. He holds a law degree from Universidade de Brasília and LLM in international business and trade law from Fordham University in New York. He is licensed to practice law in Brazil (since 1988) and in the State of New York (since 1993). Mr. Araújo has been engaged in the legal area for more than 20 years. As one of our executive vice-presidents, he is in charge of our corporate affairs department, which includes the legal, compliance, GPS, Gestão & Santander Acionista. He was a partner of Araújo & Castro Advogados in 1988, a parliamentary advisor from 1989 to 1991 and a senior lawyer for Banco Itaú BBA S.A. from 1994 to 2003. He joined ABN AMRO in 2003, and was ABN AMRO’s Latin America General Counsel and an executive officer of Banco Real, covering eight countries in Latin America, including Brazil. In 2007, the Brazilian Minister of Finance appointed Mr. Araújo as a council member to the Brazilian Financial System Administrative Court of Appeals, or “CRSFN”, where he currently holds the Vice President chair.

                                                        [Free English Translation]

Oscar Rodriguez Herrero.  Mr. Rodriguez is Spanish and was born on October 4, 1971. He holds a bachelor’s degree in business administration from the Colégio Universitário de Estúdios Financieros in Madrid, Spain and a MBA from Northwestern University’s Kellogg School of Management in Chicago, Illinois. As one of our executive vice-presidents, he is the head of our risk management area. Mr. Rodriguez has been engaged in the financial markets for 15 years. He served as an analyst of credit risk of Santander Investment in Spain from 1994 to 1998. He was a consultant at McKinsey & Co in the United States and Spain from 2000 to 2004. Mr. Rodriguez also served as credit risk officer of the wholesale banking and corporate areas of Santander Brasil from 2004 to 2006. Currently, he is an executive officer of Aymoré Crédito, Financiamento e Investimento S.A. and Banco Bandepe S.A. He is also member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

Arnaldo Penteado Laudisio.  Mr. Laudisio is Brazilian and was born on August 17, 1963. He received a law degree from the Universidade de São Paulo in 1985 and a master’s degree from Universidade de São Paulo in 1996. He received a post-graduate degree from Universidade de Paris II in 1991. Mr. Laudisio has been engaged in the legal area for 25 years. He was the attorney for the city of São Paulo from 1988 to 1992, a federal judge at São Paulo’s Federal Court from 1992 to 2000 and a partner of Lefosse Advogados (Linklaters Brasil) from 2000 to 2006. He started at Santander Brasil in 2006 as Legal Executive Superintendent. As executive officer he acts as legal officer of the Litigation area since November 2008. Currently, he is also an executive officer of Santander Administradora de Consórcios Ltda, and responsible for the ombudsman office of Santander Brasil. He is currently the responsible of the Legal Group of FEBRABAN (Federação Brasileira de Bancos) and Felaban (Federacion Latinoamericana de Bancos).

João Guilherme de Andrade Só Consiglio.  Mr. Consiglio is Brazilian and Italian and was born on December 7, 1968. He holds a degree in economics from Universidade de São Paulo and a Post Laurea from Universitá Degli Studi di Genova, Italy, Facoltá di Economia e Commercio. As one of our officers, he is currently responsible for the Commercial Banking (Empresas segment). Mr. Consiglio has been engaged in the financial markets for 16 years. He was an economist at Bunge (Serfina S.A. Adm. e Participações) from 1990 to 1994, a manager of the economics department of Santista Corretora S.A. CVM from 1994 to 1995 and has been at Santander Brasil/Banco Real since 1995, where he started as corporate banking manager, then assumed corporate development and private equity functions until 2005, when he became responsible for product management and development for the whole bank in Brazil. He became Head of Global Transaction Products in Brazil in 2008, and in 2010 assumed his current responsibilities. He served as a member of the board of directors at CBSS (Visa Vale) until 2008,  member of the board of directors of Câmara Interbancária de Pagamentos - CIP and member of the Conselho Superior of FUNCEX until 2010.

                                                        [Free English Translation]

José Roberto Machado Filho.  Mr. Machado is Brazilian and was born on August 25, 1968. He holds  a degree in electrical engineering from Faculdade de Engenharia Industrial (FEI) in São Paulo and has a master’s degree in business, economics and finance from Universidade de São Paulo. As one of our executive officers, he is responsible for real estate finance and mortgage credit. Mr. Machado has been engaged in the treasury business for 17 years. He was an engineer for Keumkang Limited from 1990 through 1991, a foreign exchange manager from 1992 through 1995 and a manager of emerging markets trading desk from 1992 through 1996 of Banco CCF Brasil S.A. He was also an executive officer of Banco Rabobank Internacional Brasil S.A. from 1998 through 2003 and was an executive officer of Banco Real from 2003 to 2009. Currently, he is an executive officer of Banco Bandepe S.A., Webmotors S.A. and CRV - Distribuidora de Títulos e Valores Mobiliários. He is also vice-president of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP and a member of the board of directors of Companhia Brasileira de Securitização - Cibrasec.

Luciane Ribeiro.  Ms. Ribeiro is Brazilian and was born on June 7, 1963. She holds a degree in economics from Fundação Armando Alvares Penteado. As one of our executive officers, she is currently responsible for Santander Brasil Asset Management operations. Ms. Ribeiro has been engaged in the financial markets for 28 years. She started at BankBoston in 1983. In 1985, she moved to Banco Safra where spent more than 20 years as wealth manager of shareholder assets and in 2002 was elected Executive Director for the Asset Management Unit. In 2006, Ms. Ribeiro became CEO for Latin America of ABN AMRO Asset Management. Ms. Ribeiro was chosen to assume the position of CEO of Santander Brasil Asset Management DTVM S.A. in 2008, where she was responsible for the integration of Asset Management Unitsof Banco Real and Santander Brasil. Ms. Ribeiro also coordinates ANBIMA’s Data Base Commission and Investment Funds Commission and is the president of the Ethical Fund Board.

Luis Felix Cardamone Neto.  Mr. Cardamone is Brazilian and was born on March 16, 1964. He studied business administration at Fundação Lusíadas - Faculdade de Administração de Empresas de Santos. As one of our executive officers, he is responsible for the consumer financing area. Mr. Cardamone has been engaged in the financial markets for 27 years. He was a sales assistant of Banco Antônio de Queiroz from 1982 through 1985, manager of Banco Comind in 1985, chief in administration services and manager of Banco Itaú S.A. from 1985 through 1987, and worked at Banco Real from 1988 to 2009. Currently, he is also a chief executive officer of Aymoré Crédito, Financiamento e Investimento S.A., and Webmotors S.A., officer of institutional relations and member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil and executive officer of Santander Administradora de Consórcio Ltda., Santander Brasil Administradora de Consórcio Ltda. and  Banco Bandepe S.A.

                                                        [Free English Translation]

Marcos Matioli de Souza Vieira.  Mr. Vieira is Brazilian and was born on January 4, 1961. He holds a degree in business administration from Fundação Getúlio Vargas. As one of our executive officers, he is responsible for corporate development and private equity. Mr. Vieira has been engaged in the financial markets for 26 years. He was an analyst for Banco Chase Manhattan from 1983 to 1986 and a finance manager of L.E. Ind. e Com Ltda. from 1986 to 1987. He started as a credit manager for Banco Real in 1988 and was an executive officer of Banco Real from 1998 to 2009. Currently, he is also an executive officer of CRV Distribuidora de Títulos e Valores Mobiliários and Santander Brasil Administradora de Consórcio Ltda. He is also member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil and Tecnologia Bancária S.A.

Maria Luiza de Oliveira Pinto e Paiva.  Ms. Paiva is Brazilian and was born on July 14, 1963. She holds a degree in psychology from Pontifícia Universidade Católica in São Paulo and a degree in human resources from the University of Michigan. As one of our executive officers, she is responsible for the creation of our sustainable development area and the implementation of the sustainability concept throughout the organization. Ms. Paiva has been engaged in the sustainability area for more than 8 years. She is the vice-chairman of Integrare’s Advisory Council since November 2010 and a member of the Carbon Disclosure Project (CDP) - South America’s Technical Advisory Council  since December 2010. She was the human resources manager for Banco Nacional S.A. from 1981 to 1994 and for Banco Real in the Regional Office for Latin America and the Caribbean and head of the Global Human Resources Department in the Commercial and Consumer clients business in ABN AMRO Bank, NV.

Pedro Carlos Araújo Coutinho.  Mr. Coutinho is Brazilian and was born on April 2, 1966. He holds a degree in business administration from Instituto Superior de Ciências, Letras e Artes de Três Corações - INCOR - MG, a postgraduate degree in financial administration from Fundação Dom Cabral and a MBA with a focus on marketing from Instituto de Ensino e Pesquisa - INSPER. As one of our executive officers, he is responsible for the points of sale of Santander Brasil. Mr. Coutinho has been engaged in the financial markets for 25 years. He was responsible for the small- and medium-sized companies segment in Banco Nacional S.A. from 1983 to 1995, was a retail manager of Unibanco S.A. from 1995 to 1997 and has been an executive officer of Santander Brasil since 1997.

Amancio Acúrcio Gouveia.  Mr. Gouveia is Brazilian and was born on March 31, 1963. He holds a degree in accounting from Universidade Santa Úrsula. As one of our officers, he supervises accounting management. Mr. Gouveia has been engaged in the area of accounting for financial institutions for 23 years. He was an audit manager for KPMG until 1991, accounting manager of Unibanco - União de Bancos Brasileiros S.A. from 1991 to 1999, supervisory manager of BankBoston Banco Múltiplo S.A. from 1999 to 2001 and has been an accounting controlling manager of the Santander Group since 2001. Currently, he is also an executive officer of Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Capitalização S.A., Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A. and administrator of Santander Brasil Administradora de Consórcio Ltda. He is also member of the Fiscal Council of Companhia Energética de São Paulo.

                                                        [Free English Translation]

André Fernandes Berenguer.  Mr. Berenguer is Brazilian and was born on January 13, 1968. He holds a degree in business administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas. As our officer, he is responsible for Global Transaction Banking. Mr. Berenguer has been engaged in the financial markets for over 20 years. He was the treasurer of Companhia Brasileira de Projetos e Obras CBPO - Grupo Odebrecht from 1988 through 1992, financial manager of Tenenge S.A. - Grupo Odebrecht from 1993 through 1996, relationship manager of Banco BBA Creditanstalt S.A. from 1996 through 2000, senior manager of BBA Securities Corp., NY from 2000 through 2001, Officer of ING Wholesale Bank and has been at Santander Brasil since 2007. He is brother of José de Menezes Berenguer Neto.

Antonio Pardo de Santayana Montes. Mr. Pardo de Santayana is Spanish and was born on November 5, 1971. He holds a degree in economics and a law degree from Universidade Pontifícia Comillas in Icade. As one of our officers, he is responsible for risk approval in Wholesale Business and funding, as well as for the development of policies, systems, methods and risk control. Mr. Pardo de Santayana has been engaged in the finance area for 15 years. He was a consultant of PricewaterhouseCoopers from 1995 to 1998, senior risk analyst for Santander Central Hispano/Santander Investment from 1998 to 2000, senior manager of Monitor Company from 2000 to 2005 and returned to Santander Group in 2005. Since then and until joining Santander Brasil in 2009, he worked in the Wholesale Risk Area as Deputy Head and was seconded to ABN AMRO in the de-merger process after its acquisition.

Cassius Schymura.  Mr. Schymura is Brazilian and was born on February 19, 1965. He holds a degree in electrical engineering from Pontifícia Universidade Católica in Rio de Janeiro and a master’s in business administration from Fundação Dom Cabral. As one of our officers, he is responsible for the products, payment and credit cards areas. Mr. Schymura has been engaged in the financial products area for 20 years. He was the investment products manager for Banco Nacional S.A. from 1989 to 1991, products and marketing manager of Cardway Processamento from 1991 to 1994, products manager of Cartão Nacional from 1994 to 1996, marketing and products supervisory manager of Unicard Banco Múltiplo S.A. from 1996 to 1999, senior associate of Booz Allen & Hamilton in 1999, a board member and the president officer of Idéiasnet S.A. from 2000 to 2001, the general manager of SOFTCORP from 2001 to 2004 and has been with the Santander Group since 2004. Currently, he is also chairman of the board of directors of Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima.

Ede Ilson Viani.  Mr. Viani is Brazilian and has Italian citizenship. He was born on September 5, 1967, holds a degree in accounting and a MBA from Instituto de Ensino e Pesquisa - INSPER.  Mr. Viani has been engaged in the financial markets for 26 years. He was an auditor of Banco Itaú S.A. from 1986 to 1990, when he started as a senior auditor of BankBoston S.A. He worked for 17 years at Bank Boston acting subsequently as Credit Risk Officer for medium, corporate and large corporate companies, Managing Director for Lending Products and Managing Director for SME Business Banking.  He joined Santander Brasil in 2007 as Director for Small Business Banking and has been responsible for Retail Banking Risk Management since July 2010.

                                                        [Free English Translation]

Eduardo Müller Borges Mr. Borges is Brazilian and was born on September 12, 1967. He holds a degree in business administration from Pontifícia Universidade Católica. As one of our officers, he is responsible for the Credit Markets area within the Global Banking and Markets division of Santander Brasil. Mr. Borges has been engaged in the local and international financial markets for 18 years. He was an international trade manager and then an international capital markets senior manager of the First National Bank of Boston, São Paulo from 1993 to 1996, vice-president in emerging markets syndicated loans of BancBoston Robertson Stephens Inc. in Boston, Massachusetts from 1996 to 1999, officer of BankBoston Banco Múltiplo S.A. from 1999 to 2000, capital markets vice-president of Banco JP Morgan S.A. from 2000 to 2002, capital markets vice-president of Santander Brasil from 2002 to 2004, officer of ING Bank N.V. São Paulo from 2004 to 2005 and has been working at Santander Brasil again since 2005. Currently he is also member of the board of directors of Estruturadora Brasileira de Projetos S.A.

Flávio Tavares Valadão.  Mr. Valadão is Brazilian and was born on July 1, 1963. He holds a degree in electrical engineering from Escola de Engenharia Mauá, an accounting and finance degree from Instituto Brasileiro de Mercado de Capitais and a master’s in electrical engineering from the University of Lille in France. As one of our officers, he is responsible for the mergers and acquisitions area. Mr. Valadão has been engaged in the banking business for 20 years. He was a corporate finance officer for Banco Paribas from 1990 to 1998 and in 1998 joined Banco Real.

Gilberto Duarte de Abreu Filho.  Mr. Abreu is Brazilian and was born on August 7, 1973. He holds a degree in industrial engineering from Universidade de São Paulo and a MBA from the Massachusetts Institute of Technology in Cambridge, Massachusetts. As one of our officers, he is responsible for our insurance operations. Currently, he is also an executive officer of Santander Brasil Seguros S.A., Santander Seguros S.A. and Santander Capitalização S.A. Before joining Santander Brasil, Mr. Abreu was a senior manager at McKinsey & Company, conducting projects in both the financial and retail areas.

Jamil Habibe Hannouche. Mr. Hannouche is Brazilian and was born on June 23, 1960. He holds a degree in mechanical engineering from Universidade Mogi da Cruzes - UMC, a specialization degree in finance and a MBA from Instituto de Ensino e Pesquisa - INSPER. As one of our officers, he is responsible for the universities area and the retail segment. Mr. Hannouche has been engaged in the financial markets for 25 years. He was a sales officer for Banco Nacional S.A. from 1983 to 1995, retail officer of Unibanco - União de Bancos Brasileiros S.A. from 1997 to 2000 and has worked in the universities sector of Santander Brasil since 2007.

                                                        [Free English Translation]

Luis Alberto Citon. Mr. Citon is Argentine and was born on May 17, 1963. He graduated in Business Administration at Universidad de Buenos Aires, Argentina and holds a master’s degree in Finance from Universidad del Centro de Estudios Macroeconómicos de Argentina. As a Senior Executive Superintendent in the area of Control and Risk Methodology, he is responsible for control of market risks and structural risks (interest, liquidity, sovereign and cross border). He has been working in the financial markets for 26 years, with experience in the Argentine and Brazilian markets. He joined Banco Rio (Argentina) in 1984, where he served as operator of the Money Market Desk and in the Financial Planning area. He created the Market Risks area and participated in the integration with Santander Brasil in 1997. In 2002, he was transferred to Brazil to be in charge of the area of Market and Counterparty Risks. Subsequently, he incorporated the areas of Methodology (market and credit), Risk Systems and Economic Results. In 2008, he participated in the integration of the functions and systems with Banco Real.

Luiz Carlos da Silva Cantidio Jr. Mr. da Silva is Brazilian and was born on July 11, 1958. He holds a bachelor’s degree in Business Administration from CCNY - City College of New York - Baruch College. He joined the Santander Group in 1997 as an Officer of the International area. By mid-1999, he became Vice-president, responsible for the commercial area of Wholesale Bank, and in recent years, for Corporate & Investment Banking. Since January 2009, he is responsible for the area of Equity Investments. At Santander Brasil he held statutory positions in the following companies: Banco Santander Brasil S.A., Banco Santander S.A., Banco Santander Noroeste S.A., Banco do Estado de São Paulo S.A. - Banespa, Bozano, Simonsen S.A. Distribuidora de Títulos e Valores Mobiliários, Isban Brasil S.A., Agropecuária Tapirapé S.A., Norchem Leasing S.A. - Arrendamento Mercantil, Produban Serviços de Informática S.A., Santander Administradora de Consórcios Ltda., Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda., Santander Banespa Companhia de Arrendamento Mercantil, Santander Banespa S.A. Arrendamento Mercantil, Santander Brasil Arrendamento Mercantil S.A., Santander S.A. Corretora de Câmbio e Valores Mobiliários, Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros, Santander Brasil Seguros S.A., Santander Capitalização S.A., Santander Investimentos em Participações S.A., Santander Seguros S.A., and Santander Brasil as a member of the board of directors from August 31, 2006 to November 26, 2009. From 1995 to 1997 he served as an Officer at Banco Chase Manhattan S.A. From 1993 to 1995, he held the position of Officer at Banco Norchem S.A., responsible for International area. From 1988 to 1993 he served as a Chief Financial Officer at Confab Industrial S.A. From 1984 to 1988 he worked at Citibank, N.A., as a manager responsible for structured business. He also serves as a member of the board of directors at Corporación Sidenor S.A. (España), Madeira Energia S.A. - MESA, WTorre Empreendimentos Imobiliários S/A, Transmissora Aliança de Energia Elétrica S.A. - TAESA e Transmissora Alterosa de Energia S.A.

                                                        [Free English Translation]

Luiz Felipe Taunay Ferreira.  Mr. Ferreira is Brazilian and was born on March 18, 1967. He holds a degree in business administration from Fundação Getúlio Vargas, a degree in economics from Universidade de São Paulo and a master’s degree in economics from Universidade de São Paulo. Mr. Ferreira is also a CFA charter holder. As one of our officers, he works in the investors relations department. Mr. Ferreira has been engaged in the financial markets for 15 years. He was a trader for Banco ING Brasil from 1994 to 1996 and head of equity derivatives market risk management at ING Barings, London from 1996 to 1998. He joined Banco Real in 1998 and has been with the Santander Group ever since. Currently, he is an executive officer of Aymoré Crédito, Financiamento e Investimento S.A. and Banco Bandepe S.A.

Marcelo Malanga. Mr. Malanga is Brazilian and was born on May 18, 1969. He holds a bachelor’s degree in Business Administration from Universidade Bandeirantes de São Paulo, and a master’s degree in Finance and Accounting from Pontifícia Universidade Católica - PUC SP. As Officer of Credit Recovery since 2009, he is responsible for strategy and management of the collection of all the assets of Santander Group in Brazil. He has been working in the financial markets for 23 years. He served as the Division Manager of Banco do Brasil S.A. from 1987 to 2001.  Mr. Malanga worked for the government of São Paulo from 1995 to 1998, and from 1998 to 2001 he was responsible for strategy in the business of Governments in Brasilia, acting as manager of PROEX. When he joined Santander Brasil in 2001, he was responsible for creating the business relationship with the state and local government until 2004. From 2006 to 2009, he served as a Superintendent responsible for the management and administration of all the branches of Santander in the State of Rio de Janeiro.

Marcelo Zerbinatti. He is Brazilian, born on February 5, 1974. He holds a degree in Business Administration from FMU - SP, a post-graduate degree in Negotiation from FGV - SP and holds a master’s degree in Planning from PUC - SP. He worked at Banco Bradesco S.A. from 1988 to 1992 as Head of Service, at Bank of Boston from 1992 to 1994 as Coordinator of Foreign Exchange, at Banco Real from 1994 to 2006 as Project Superintendent and since 2006 has served as Senior Organization Executive Superintendent responsible for Process and Management of Changes.

Marcio Aurelio de Nobrega.  Mr. Nobrega is Brazilian and was born on August 23, 1967. He holds a degree in business administration and economics from Faculdade Santana. As one of our officers, he is responsible for the IT operational area. Mr. Nobrega has been engaged in the bank business for 25 years. He joined Banco Real in 1982 and has worked for Santander Brasil ever since.

Marco André Ferreira da Silva. Mr. Ferreira is Brazilian and was born on December 3, 1965. He holds a bachelor’s degree in Psychology from Organização Santamarense de Ensino de São Paulo, holds a MBA degree from the School of Economics and Business Administration at USP, a master’s degree in Business Administration from Pontifícia Universidade Católica de São Paulo and is pursuing a doctorate degree in Business Administration from Mackenzie São Paulo. As an officer, he is responsible for managing the areas of Education and Organizational Development of Santander Brasil. He has been working in the financial markets for 20 years. He served as a Senior Superintendent of Human Resources of Banco Real, which he joined in 1991 as Senior Consultant of Human Resources with professional experience in São Paulo, Chicago and Amsterdam, serving the areas of Education and Leadership Development.

                                                        [Free English Translation]

Marcos Adriano Ferreira Zoni.  Mr. Zoni is Brazilian and was born on December 10, 1964. He holds a degree in public administration from Unisul - Universidade do Sul de Santa Catarina and business administration from Universidade Federal Fluminense. He also holds an International MBA (AMP) from IESE (Navarra University). As one of our officers, he is responsible for the shareholders area and Performance Management. Mr. Zoni has been engaged in the financial markets for 24 years. He was an intern, analyst and financial manager at Banco Nacional S.A. from 1987 to 1995, Chief Financial Officer of the technology area at Unibanco - União de Bancos Brasileiros S.A. from 1995 to 1997 and Cost and Financial Manager at ABN AMRO from 1997 to 2008.

Maria Eugênia Andrade Lopez Santos. Ms. Santos is Brazilian and Spanish and was born on January 23, 1966. She holds a degree in economics from Universidade da Bahia and a postgraduate degree from Fundação Getúlio Vargas. As one of our officers, she is responsible for relationships with multinational clients in Brazil. Ms. Santos has been engaged in the corporate area for 18 years. She is also an executive officer of Santander Advisory Services S.A.

Mauro Siequeroli. Mr. Siequeroli is Brazilian and was born on March 24, 1957. He holds a degree in business administration from Fundação Getúlio Vargas and a postgraduate degree in industrial resources and general administration also from Fundação Getúlio Vargas. As one of our officers, he is responsible for services and operations. Mr. Siequeroli has been engaged in the back‑office for 19 years. He was an operations officer for Banco Crefisul S.A. from 1985 through 1994, a products officer for Banco BMC from 1995 to 1998, the operations officer for Banco Bandeirantes S.A. from 1999 to 2000 and joined Santander Brasil in 2001. Currently, he is also an executive officer of Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros.

Nilo Sérgio Silveira Carvalho. Mr. Carvalho is Brazilian and was born on February 26, 1961. He holds a degree in business administration from UniSantos - Universidade Católica de Santos and a MBA from Fundação Getúlio Vargas and Moroco Associados. As one of our officers, he is responsible for the retail individual customer area. Mr. Carvalho has been engaged in the financial markets for 25 years. He was a products officer for Unibanco - União de Bancos Brasileiros S.A. from 1994 to 1998, retail and technology officer for Santander Brasil from 1998 to 2004, executive officer of Medial Saúde S.A. from 2004 to 2008 and our retail officer since 2008. Currently, he is also an executive officer of Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., and Santander Capitalização S.A., and officer of Santander Brasil Administradora de Consórcio S.A.

Ramón Sanchez Díez. Mr. Díez is Spanish and was born on October 29, 1968. He holds a degree in economics from Universidad Autónoma de Madrid. As one of our officers, he is responsible for our retail banking operations. He served as a financial analyst for Banco Santander’s New York branch from 1992 to 1997 and as an officer for strategy and analysis for Latin American banks at Santander Brasil from 1997 to 2003. He was an officer for strategy and investor relations for Santander Brasil from 2004 to 2006.

                                                        [Free English Translation]

Reginaldo Antonio Ribeiro. Mr. Ribeiro is Brazilian and was born on May 19, 1969. He holds a degree in economics from Universidade Estadual de Campinas, an accounting degree from Universidade Paulista and a MBA from FIPECAFI (Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras), Universidade de São Paulo. As one of our officers, he is responsible for tax issues, tax planning strategies and corporate restructuring processes. Mr. Ribeiro has been engaged in the tax area for 21 years. He served as a manager for Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1990 to 2001. He was also a member of the fiscal counsel of Companhia Energética de São Paulo and AES TIETÊ from 2002 to 2006. He is an executive superintendent of Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros, chief executive officer of REB Empreendimentos e Administradora de Bens S,A, and executive officer of Aquanima Brasil Ltda.

Roberto Correa Barbuti. Mr. Barbuti is Brazilian and was born on August 26, 1968. He holds a degree in business administration from Fundação Getulio Vargas, a law degree from Universidade de São Paulo and a MBA from Insead. As one of our officers, he is responsible for the equities division, which encompasses equity capital markets, cash equities, exchange traded derivatives, equity derivatives and custody. Mr. Barbuti has been working with Santander Brasil since February 2007, initially as the Head of Corporate Finance. He worked for ten years in investment banking with the UBS Group (1997‑2007), private equity with International Venture Partners (1995‑97), M&A with Banco Patrimônio (1992‑94) and strategic business consultancy with McKinsey (1990‑92). Currently, he is also an executive officer of Banco Bandepe S.A. and officer of CRV-Distribuidora de Títulos e Valores Mobiliários and Santander CHP S.A.

Roberto de Oliveira Campos Neto. Mr. Neto is Brazilian and was born on June 28, 1969. He holds a bachelor’s degree in Economics and post graduate in Economics with specialization in Finance from the University of California, Los Angeles (UCLA) and holds a master’s degree in Applied Mathematics from Caltech. He worked at Banco Bozano Simonsen from 1996 to 1999, where he served as Operator of Derivatives of Interest and Foreign Exchange (1996), Operator of External Debt (1997), Operator of the area of Stock Exchange (1998) and Head of Area of International Fixed Income (1999). From 2000 to 2003, he worked as Head of International Area and Fixed Income at Santander Brasil. In 2006 he served as Portfolio Manager of Claritas. He joined in 2004 to serve as Operator. Currently, he is responsible for the Treasury and areas of proprietary trading, local and international market making, funding, correspondent banking, quantitative area and business development.

Ronaldo Yassuyuki Morimoto. Mr. Morimoto is Brazilian and was born on May 5, 1977. He holds a bachelor degree in Economics from School of Economics, at Universidade de São Paulo. He has been responsible for the area of ALM (Assets and Liabilities Management) / Financial Management and member of the administration of asset and liability committee (ALCO Local and Global Brazil) since 2006. He has been working in the financial markets for 12 years. He joined Santander Brasil in 2001, working in different areas such as Governments & Institutions, Products, Finance & Accounting, Basel II Project and Wholesale Financial Control. He began his career at Banco América do Sul in the area of credit risk in 1998, he worked at Citibank S.A. from 1998 to 2000 and AT&T Latin America from 2000 to 2001. He is currently a member of the Supervisory Committee of the FGC.

                                                        [Free English Translation]

Sérgio Gonçalves. Mr. Gonçalves is Brazilian and was born on August 7, 1956. He holds a degree in economics from Fundação Armando Álvares Penteado and a master’s in executive business administration from Universidade de São Paulo. As one of our officers, he is responsible for the government and institutions area. Mr. Gonçalves has been engaged in the Brazilian financial markets for 29 years. He was an officer of Banco Crefisul from 1987 to 1994 and product officer of Nossa Caixa from 1995 to 2000. He was also an officer of Banco do Estado de São Paulo S.A. - Banespa from 2001 to 2004.

Ulisses Gomes Guimaraes. Mr. Guimaraes is Brazilian and was born on March 14, 1971. He holds a bachelor’s degree in Mechanical Engineering in Aeronautics from ITA - Aeronautical Institute of Technology and holds a master’s degree (Executive MBA in Finance) from IBMEC - Instituto Brasileiro de Mercado de Capitais - São Paulo. As one of our officers, he is responsible for Compensation, MIS and Budget. He has been working in the financial markets for 17 years. He worked at Citibank from 1994 to 1997 as Risk Manager for the areas of Treasury and Trust. He joined ABN AMRO in 1997 and has been part of Santander Group since then. He has held the positions of Coordinator of Financial Control, Coordinator of GAP & Liquidity, Financial Control Manager, Manager of Support to Strategic Decision Brazil area, Executive Superintendent of Retail area, Executive Superintendent of Support to Strategic Decision Brazil area, Executive Superintendent of Support to Strategic Decision in Latin America area, Executive Superintendent of Support to Management and Project Development of Finance areas.

Wilson Luiz Matar. Mr. Matar is Brazilian and was born on November 28, 1958. He holds a degree in civil engineering from the Polytechnic School of USP and Business Administrator graduate and post-graduate degrees from FEA - USP. He has 29 years of banking experience serving in large Brazilian banks (Itaú and Unibanco) and for 12 years at Grupo Santander. He worked at Santander Group for seven years in the Controller Area, responsible for management information and budget, and for five years he has been responsible for Risks of Solvency in the Executive Vice Presidency of Credit and Market Risks, where he is charged with control and monitoring of the Group's credit portfolios.

                                                        [Free English Translation]

b.            description of any of the following events that may have happened over the last 5 years:

i.             any criminal conviction;

ii.           any conviction in an administrative proceeding by CVM and penalties applied;

iii.         any final judicial or administrative conviction that led to the suspension or inability to practice any professional or commercial activities.

None of the current managers has been convicted in any relevant legal or administrative proceedings.

                                                        [Free English Translation]

12.9.      Inform the existence of any marital relationship, domestic partnership or blood relations up to the second degree between:

a.            managers of the issuer.

Mr. José de Menezes Berenguer Neto is Officer Mr. André Fernandes Berenguer’s brother.

b.            (i) managers of the issuer and (ii) managers of companies directly or indirectly controlled by the issuer.

Not applicable, as there is no relationship between said people.

c.            (i) managers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controlling companies of the issuer

Not applicable, as there is no relationship between said people.

d.           (i) managers of the issuer and (ii) managers of the issuer’s direct and indirect parent companies

Not applicable, as there is no relationship between said people.

                                                        [Free English Translation]

12.10. Inform about relationships of subordination, provision or services or control maintained in the last 3 fiscal years, between managers of the issuer and:

a. company controlled, directly or indirectly, by the issuer

b. direct or indirect parent of the issuer

c. if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parents or subsidiaries of any of these persons

Name	CPF / CNPJ	Relationship of Company officer with related person	Role of related person
Position / Function

Accounting Year 31/12/2010

Company Officer

Marcial Angel Portela Alvarez                    809.357.880-34                Subordinate                                                     Indirect Superior

Company President, appointed to the post on 02/02/2011

Related Person

Santander Espanha

Vice President responsible for Latin American Operations.  Resigned post following appointment as President of Santander Brasil

                                                        [Free English Translation]

Company Officer

Jose Antonio Alvarez Alvarez                     233.771.448-97 Subordinate                                      Indirect Superior

Member of Executive Board of Santander Brasil

Related Person

Santander Espanha

Director of Finance and Investor Relations

Company Officer

Jose Manuel Tejon Borrajo                                         233.771.468-30 Subordinate                                                     Indirect Superior

Member of Executive Board

Related Person

Santander Espanha

Director of Department of Audit and Administrative Control

                                                        [Free English Translation]

Name	CPF / CNPJ	Relationship of Company officer with related person	Role of related person
Position / Function

Accounting Year 31/12/2009

Company Officer

Marcial Angel Portela Alvarez                    809.357.880-34                Subordinate                                                     Indirect Superior

Company President, appointed to the post on 02/02/2011

Related Person

Santander Espanha

Vice President responsible for Latin American Operations.  Resigned post following appointment as President of Santander Brasil

Company Officer

Jose Antonio Alvarez Alvarez                     233.771.448-97 Subordinate                                      Indirect Superior

Member of Executive Board

Related Person

Santander Espanha

Director of Finance and Investor Relations

                                                        [Free English Translation]

Company Officer

Jose Manuel Tejon Borrajo                                         233.771.468-30 Subordinate                                                     Indirect Superior

Member of Executive Board

Related Person

Santander Espanha

Director of Department of Audit and Administrative Control

Company Officer

Jose Manuel Tejon Borrajo                                         233.771.468-30 Subordinate                                                     Indirect Superior

Member of Executive Board

Related Person

Santander Espanha

Director of Department of Audit and Administrative Control

                                                        [Free English Translation]

12.11.   Describe the provisions of any agreement, including insurance policies, contemplating payment or refunding supported by any of registrant’s directors or officers, on account of compensation for damages to third parties or the registrant, or due to penalty exacted by government agents in the course of discharging their duties

At meeting of the Board of Directors held on December 23, 2009, the issuance of indemnity letters to current and future directors of the Company, financial institutions and/or associations and/or non-financial companies directly or indirectly controlled by the Company was approved. The indemnity letter has the purpose of defining the indemnity parameters that will be ensured to Company directors, financial institutions and/or associations and/or non-financial companies directly or indirectly controlled by the Company, in view of any equity damages suffered as a result of their regular duty performance as required by the articles of incorporation.

                                                        [Free English Translation]

12.12.   Please provide other information the issuer deems relevant

Under Circular / CVM / SEP / No. 007/2011 issued on 10 May 2011, indicate the information required under Items 12.6 and 12.8 of the reference form, relevant to elected officials, however, not yet took possession on the grounds for approval of the regulator:

Item 12.6

Item 12.6. In relation to each member of the issuer’s management and fiscal council, indicate in table form:

1.       Board of Directors

Name	Fabio Colletti Barbosa
Age	56
Occupation	Business Administrator
Tax ID card (CPF) or passport number	771.733.258-20
Position held	Chairman of the Board of Directors
Date elected	26/04/2011
Date office taken	Pending homologation of Central Bank
Term of office	AUG 2013
Other positions or functions exercised at issuer	Member of the Appointment and Compensation Committee
Elected by the parent company	Yes

Name	Marcial Angel Portela Alvarez
Age	66
Occupation	Businessman
Tax ID card (CPF) or passport number	809.357.880-34
Position held	Vice- Chairman of the Board of Directors
Date elected	26/04/2011
Date office taken	Pending homologation of Central Bank
Term of office	AUG 2013
Other positions or functions exercised at issuer	Chief Executive Officer
Elected by the parent company	Yes

Name	Jose Antonio Alvarez Alvarez
Age	51
Occupation	Businessman
Tax ID card (CPF) or passport number	233.771.448-97
Position held	Member of the Board of Directors
Date elected	26/04/2011
Date office taken	Pending homologation of Central Bank
Term of office	AUG 2013
Other positions or functions exercised at issuer	None
Elected by the parent company	Yes

                                                        [Free English Translation]

Name	José Manuel Tejón Borrajo
Age	59
Occupation	Economist
Tax ID card (CPF) or passport number	233.771.468-30
Position held	Member of the Board of Directors
Date elected	26/04/2011
Date office taken	Pending homologation of Central Bank
Term of office	AUG 2013
Other positions or functions exercised at issuer	None
Elected by the parent company	Yes

Name	José de Menezes Berenguer Neto
Age	44
Occupation	Bank employee
Tax ID card (CPF) or passport number	079.269.848-76
Position held	Member of the Board of Directors
Date elected	26/04/2011
Date office taken	Pending homologation of Central Bank
Term of office	AUG 2013
Other positions or functions exercised at issuer	Senior Executive Vice-President
Elected by the parent company	Yes

Name	José de Paiva Ferreira
Age	52
Occupation	Manager
Tax ID card (CPF) or passport number	007.805.468-06
Position held	Member of the Board of Directors
Date elected	26/04/2011
Date office taken	Pending homologation of Central Bank
Term of office	AUG 2013
Other positions or functions exercised at issuer	None
Elected by the parent company	Yes

                                                        [Free English Translation]

Name	Celso Clemente Giacometti
Age	67
Occupation	Business Administrator
Tax ID card (CPF) or passport number	029.303.408-78
Position held	Independent Member of the Board of Directors
Date elected	26/04/2011
Date office taken	Pending homologation of Central Bank
Term of office	AUG 2013
Other positions or functions exercised at issuer	Member of the Audit Committee
Elected by the parent company	Yes

Name	José Roberto Mendonça de Barros
Age	67
Occupation	Economist
Tax ID card (CPF) or passport number	005.761.408-30
Position held	Independent Member of the Board of Directors
Date elected	26/04/2011
Date office taken	Pending homologation of Central Bank
Term of office	AUG 2013
Other positions or functions exercised at issuer	None
Elected by the parent company	Yes

Name	Viviane Senna Lalli
Age	53
Occupation	Business woman
Tax ID card (CPF) or passport number	077.538.178-09
Position held	Independent Member of the Board of Directors
Date elected	26/04/2011
Date office taken	Pending homologation of Central Bank
Term of office	AUG 2013
Other positions or functions exercised at issuer	Member of the Appointment and Compensation Committee
Elected by the parent company	Yes

                                                        [Free English Translation]

2.      Executive Board

Name	Ignacio Dominguez-Adame Bozzano
Age	42
Occupation	Economist
Tax ID card (CPF) or passport number	234.100.598-57
Position held	Vice-President Executive Officer
Date elected	28/04/2010
Date office taken	Pending homologation of Central Bank
Term of office	AUG 2011
Other positions or functions exercised at issuer	None
Elected by the parent company	Yes

Name	Clovis Hideaki Ikeda
Age	47
Occupation	Business Administrator
Tax ID card (CPF) or passport number	049.392.408-60
Position held	Officer
Date elected	24/03/2011
Date office taken	Pending homologation of Central Bank
Term of office	AUG 2011
Other positions or functions exercised at issuer	None
Elected by the parent company	Yes

                                                        [Free English Translation]

Name	Jose Alberto Zamorano Hernandez
Age	49
Occupation	Business Administrator
Tax ID card (CPF) or passport number	058.006.547-27
Position held	Officer
Date elected	22/12/2010
Date office taken	Pending homologation of Central Bank
Term of office	AUG 2011
Other positions or functions exercised at issuer	None
Elected by the parent company	Yes

Name	Luis Carlos Guimarães de Carvalho Morais
Age	44
Occupation	Bank clerck
Tax ID card (CPF) or passport number	234.286.958-44
Position held	Officer
Date elected	24/03/2011
Date office taken	Pending homologation of Central Bank
Term of office	AUG 2011
Other positions or functions exercised at issuer	None
Elected by the parent company	Yes

Name	Miguel Angel Albero Ocerin
Age	51
Occupation	Bank clerck
Tax ID card (CPF) or passport number	233.348.458-69
Position held	Officer
Date elected	28/04/2011
Date office taken	Pending homologation of Central Bank
Term of office	AUG 2011
Other positions or functions exercised at issuer	None
Elected by the parent company	Yes

                                                        [Free English Translation]

Name	Ramon Camino Puigcarbo
Age	48
Occupation	Bank clerck
Tax ID card (CPF) or passport number	058.587.927-31
Position held	Officer
Date elected	22/12/2010
Date office taken	Pending homologation of Central Bank
Term of office	AUG 2011
Other positions or functions exercised at issuer	None
Elected by the parent company	Yes

Item 12.8

12.8.     For each manager and member of the fiscal council, provide:

a. résumé, containing the following information:

i. main professional experiences over the last five years, indicating:

•      name of the company

•      position and functions inherent to the position

•      main activity within the company during which said experiences took place, highlighting the companies or organizations that comprise (i) the issuer’s economic group, or (ii) partners with direct or indirect interest equal to or exceeding 5% of the same class or type of securities of the issuer

ii.           specify all management positions currently occupied or previously occupied in publicly-held companies

1.       Board of Directors

Fábio Colletti Barbosa.  Mr. Barbosa is Brazilian and was born on October 3, 1954.  He holds a bachelor’s degree in business economics science from Fundação Getúlio Vargas in São Paulo and a MBA from the Institute for Management and Development in Switzerland.  As the chairman of our board of directors , he is responsible for our company’s strategy in Brazil.  Mr. Barbosa has been engaged in the financial market for 23 years.  He was the chairman of the board of directors of Banco Real from 1996 to 2009. Mr. Barbosa joined Banco Real in 1995 as head of corporate banking and finance and, during the period from 1996 to 1998, was in charge of Banco Real’s strategy in Brazil.  Currently, he is also an executive officer of CRV — Distribuidora de Títulos e Valores Mobiliários S.A., chief executive officer and chairman of the board of directors of Santander Seguros S.A., a member of the board of directors of Santander Leasing S.A. - Arrendamento Mercantil, Universia Brasil S.A. and Petróleo Brasileiro S.A.

                                                        [Free English Translation]

Marcial Angel Portela Alvarez.  Mr. Portela is Spanish and was born on March 24, 1945. He holds a bachelor’s degree in political science from the Universidad de Madrid in Spain and a master’s degree in sociology from the University of Louvain in Belgium. In September 2009, he was elected as Chairman of the board of directors of Santander , a position that is in addition to his position as General Director of Grupo Santander (Spain). In January  2011, Mr. Portela became vice-chairman of our board of directors, and in February 2011, he was elected our president. Mr. Portela began at Santander Spain in 1999 as the executive vice president responsible for technology, operations, human resources and efficiency programs. He was a member of the board of directors of Banco Santander Mexico S.A. and vice president of Banco Santander Chile S.A. In 1998, he worked for Comunitel, S.A. in Spain and from 1996 to 1997 he served as president of Telefonica International and from 1992 to 1996, he served as member of the board of directors of Telefonica S.A. (Spain). From 1991 to 1996, he served as administrator for Corporación Bancaria España, S.A. —Argentaria and as the chairman of the board of directors of Banco Español de Crédito S.A. Banesto. From 1990 to 1991 he worked for Banco Exterior de España, S.A. in Spain.

José Antonio Alvarez Alvarez.  Mr. Alvarez is Spanish and was born on January 6, 1960.  He holds a bachelor’s degree in business economics science from Universidad Santiago de Compostela in Spain and a MBA from the University of Chicago’s Graduate School of Business.  He started at Santander Spain in 2002 as the head of finance management and in November 2004 was named chief financial officer.  He served as financial director of BBVA (Banco Bilbao Vizcaya Argentaria, S.A.) in Spain from 1999 to 2002 and as financial director of Corporación Bancaria de España, S.A. (Argentaria) from 1995 to 1999.  He was also chief financial officer for Banco Hipotecario, S.A. in Spain from 1993 to 1995 and vice president of Finanpostal Gestión Fondos de Inversión y Pensiones from 1990 to 1993.  He was a member of the board of directors of Banco de Crédito Local S.A. from 2000 to 2002 and is a member of the board of directors of Santander Consumer Finance, S.A., the chairman of Santander de Titulización, SGFT, S.A., a member of the board of directors of Bolsa de Mercados Españoles, S.A. (BME) and a member of the board of directors of Santander Global Property, S.L.

José Manuel Tejón Borrajo.  Mr. Tejón is Spanish and was born on July 11, 1951.  He holds a bachelor’s degree in economics from the Universidad Complutense de Madrid in Spain.  He started Santander Spain in 1989 as head of general audit and since 2004 has been responsible for the general audit division and administration control.  Within Grupo Santander, he also serves as the president of the board of directors of Banco de Albacete, S.A., the president of the board of directors of Cantabro Catalana de Inversiones, S.A., a member of the board of directors of Santander Investments, S.A., the vice president of the board of directors of Santander Investments I, S.A., a director of Santander Holding Internacional, S.A., an officer of Santusa Holding, S.L., vice president of the board of directors of Santander Gestión, S.L., president of the board of directors of Administración de Bancos Latinoamericanos Santander, S.L. and president of the board of directors of Grupo Empresarial Santander.

                                                        [Free English Translation]

José de Menezes Berenguer Neto.  Mr. Berenguer is Brazilian and was born on September 10, 1966. He graduated in 1989 with a law degree from Pontifícia Universidade Católica in São Paulo. As member of our board of directors and our senior vice-president executive officer, he is the head of the retail marketing distribution channels and retail products area of Santander Brasil, Private & Asset Management. Mr. Berenguer has been engaged in treasury and investment banking for 24 years. He served as a member of the board of the Emerging Markets Traders Association in 1997 and 1998. Mr. Berenguer was a board member of the Stock Exchange of Rio de Janeiro (Bolsa de Valores do Rio de Janeiro) between 2000 and 2002. In 2002 he became a board member of BM&FBOVESPA. He is currently an executive officer of FEBRABAN, the Brazilian Banking Federation. He is brother of André Fernandes Berenguer, one of our officers. He is also an executive officer of CRV - Distribuidora de Títulos e Valores Mobiliários S.A., Aymoré Crédito, Financiamento e Investimento S.A., and chief executive officer of Banco Bandepe S.A. and Santander CHP S.A.

José de Paiva Ferreira.  Mr. Ferreira is Portuguese and was born on March 1, 1959. He holds a degree in business administration from Fundação Getúlio Vargas, a post graduate degree in business from the Fundação Getúlio Vargas and a MBA from the Wharton School of Business. Mr. Ferreira has been engaged in the financial markets for 35 years. He started at Banco Bradesco in 1973 and joined Banco Geral do Comércio S.A. in 1985 as chief assistant of services and served as an executive vice-president/executive officer of Banco Geral do Comércio S.A., Banco Santander Noroeste S.A., Banco Meridional, Banco do Estado de São Paulo S.A. –Banespa, and Santander Brasil. He was also senior vice-president executive officer of Santander Brasil and from 2000 to 2011 head of the retail marketing distribution channels and retail products area of Santander Brasil.

Celso Clemente Giacometti.  Mr. Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in business administration from Faculdade de Economia São Luís and graduated with an accounting sciences degree from Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as an auditor at Citibank. From 1963 to 2001 he worked with Arthur Andersen, becoming a partner in 1974 and CEO of the Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments and TIM Participações. He was also CEO of Souto Vidigal, a holding company and family office from 2004 to 2006. On February 3, 2010 he was elected as an independent member of the board of directors of Santander Brasil. He is currently a statutory member of the board of LLX Logística, of the Fiscal Council and Audit Committee of AMBEV and of the Fiscal Council of CTEEP/ISA – Transmissão Paulista. He is the managing partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders and former board member of IBGC (Instituto Brasileiro de Governança Corporativa).

                                                        [Free English Translation]

José Roberto Mendonça de Barros.  Mr. Mendonça is Brazilian and was born on February 7, 1944.  He holds a bachelor’s degree, post-graduate and doctorate degree in economics from the University of São Paulo and a post-doctorate degree in economics from Yale University.  He is currently a member of the board of directors of BM&FBOVESPA and Tecnisa, a member of the advisory board of Pão de Açúcar, of Grupo Estado de São Paulo Media Group, of FEBRABAN and  of Schneider Electric and of Link Partners.  He is also a member of the consulting chamber of the Novo Mercado Project for BM&FBOVESPA.  In September 2009, he was elected as an independent member of the Board of Directors of Santander Brasil.  He was a member of the boards of directors of GP Investments, Fosfertil/Ultrafertil, Varig Participações em Transportes Aéreos, Frigorífico Minerva, Economia da FIESP, Companhia Energética de São Paulo, ELETROPAULO -Electricidade de São Paulo, CPFL - Companhia Paulista de Força e Luz and COMGAS - Companhia de Gás de São Paulo.

Viviane Senna Lalli.  Ms. Senna is Brazilian and was born on June 14, 1957. She holds a bachelors degree in psychology from the Pontifícia Universidade Católica in São Paulo. From 1981 to 1996, she worked as a psychotherapist of adults and children. In September 2009, she was elected as an independent member of our board of directors. She is also a member of the Brazilian Presidency Board (CDES), the advisory board of FEBRABAN and Citibank Brasil, the board of education of CNI and FIESP, the boards of Institutos Coca‑Cola, Energias do Brasil, ADVB e Todos pela Educação and of the orientation and social investment committees of Banco Itaú-Unibanco.

2. Executive Board

Ignacio Domínguez-Adame Bozzano. Mr. Bozzano is a Spanish citizen and was born on August 20, 1968. He holds a degree in Economics and Business Sciences with specialization in Finance from Universidad Complutense de Madrid. He holds a MBA from the University of Houston. He joined the Santander Group in 1994, initially developing activities in the area of Global Banking & Markets and with teams of M&A, Project Finance and Leverage Finance. From August 2006 to February 2007, he served as a Managing Officer at Banco Santander Central Hispano, SCH Investment (Spain), where he was responsible for the area of structured transactions. From February 2007 to April 2009 he served as a Managing Officer at Banco Santander Central Hispano. Currently he is responsible for the area of Credit Markets, responsible for all products related to the debt and capital markets (project financing, LBOs, acquisition financing, securities issues, etc.). From 1991 to 1992, he worked in the Department of investment analysis of Dragados y Construcciones S.A. (Spain). As one of our executive vice-presidents, he is responsible for our global wholesale banking operations, including Global Banking & Markets.

                                                        [Free English Translation]

Clovis Hideaki Ikeda. Mr. Ikeda is Brazilian and was born on September 23, 1963. He holds a degree in business administration from Universidade de São Paulo. As one of our officers, Mr. Ikeda is responsible for large corporate clients in building, infrastructure, real estate, logistics and agribusiness. Mr. Ikeda has been engaged in investment banking for 22 years. From January 1989 to October 1992, he served as corporate relationship manager of Citibank S.A., in charge of the origination and structuring of commercial and investment banking operations. From October 1992 to April 1993, he also served as corporate relationship manager of Banco Norchem S.A.  From April 1993 to February 1996, he served as corporate finance manager of Banco ING Barings and joined Santander Brasil in March 1996, serving as manager for corporate clients’ relationship, executive manager for corporate clients’ relationship, executive manager for Brazil´s trade finance and managing director of Brazil´s global transaction banking.

José Alberto Zamorano Hernandez. Mr. Zamorano is Spanish and was born on May 9, 1962. He received a degree in business studies from Complutense de Madrid. Mr. Zamorano has worked  in the audit area for 15 years. Mr. Zanorano began his career in Santander Spain as manager of the internal audit area from 1995 to 2002, where he was responsible for the credit risk audit in regional units of Galícia, Alicante and Castilla La Mancha. From 2002 to 2005, Mr. Zamorano was superintendent of internal audit in Santander Brasil and executive officer of internal audit in Grupo Financeiro Santander México. As one of our officers, Mr. Zamorano will be responsible for our internal audit area.

Luis Carlos Guimarães de Carvalho Morais. Mr. Morais is Portuguese and was born on June 7, 1966. As one of our officers, he is in charge of the supply area. Mr. Morais has been engaged in the patrimony and sourcing areas for 22 years. From July 1989 to April 1997 we has responsible for the patrimony division of Banco de Comércio e Indústria, S.A. Mr. Morais joined Santander Brasil in April 1997, and until October 1994 was in charge of the sourcing area of Santander Totta. He served as officer of the sourcing, transporting and communication areas until October 2008, when he became officer of the management expenditures area.

Miguel Angel Albero Ocerin. Mr. Albero is Spanish and was born on February 23, 1960. He graduated in Economics Sciences and Business Administration and holds a master’s degree in Financial Markets from Centro Internacional Carlos V (UAM). During his career he has developed management activities in the management of financial resources and human capital in sectors of financial intermediation, asset management, product structuring, business development, development of financial markets and customer relationships. Most of his professional activity has been developed at Grupo CM Capítal Markets (ABN AMRO Group), where he held different executive positions in the companies of the group. He has been part of Santander Group since 2007, responsible for the area of Capital Structuring (GB&M), which includes the promotion of renewable energy projects, energy efficiency and carbon financing. Since 2009, he has been Head of Asset & Capital Structuring in Brazil.

                                                        [Free English Translation]

Ramon Camino Puigcarbo. Mr. Camino is Spanish and was born on February 18, 1962. He graduated in Business Administration at School of Economics, at Complutense de Madrid. As an officer, he is responsible for the business strategy of legal entities of Retail. He has been working in the financial markets for 22 years. He served as an expert consultant for the banking business of legal entity from 2004 to 2010, primarily working in the financial markets of Brazil and Mexico. Previously he developed his professional career at Santander Group, which he joined in 1999, and in the Tokyo branch of Banesto, where he held various positions. He served as an Executive Vice-president of Risks at Santander Brasil in 2003. At Banesto, a bank of Santander Group in Spain, he served as a Deputy General Officer, responsible for the business of legal entity of Retail from 1998 to 2000, Deputy General Officer of Retail Risks from 1996 to 1998 and Officer of Risks of Banco Shaw (Banesto Group) in Argentina from 1993 to 1995.

                                                        [Free English Translation]

13. Managers remuneration

13.1        Describe the policy or practice of remuneration of the board of directors, statutory and non-statutory board, fiscal counsel, statutory, audit, risk, financial and remuneration committees.

13.1.1 Board of Directors

The Board of Directors of the Company has a minimum of 5 and a maximum of 12 members, elected under a Special Shareholder Meeting, with a joint 2-year term of office.

The Directors receive a fixed monthly compensation, defined once a year under a Regular and Special Shareholder Meeting.

In addition to a fixed monthly compensation, the Company provides the Independent Advisors with the following benefits:

a. Policy goals and compensation practices.

The compensation policy adopted by the Board of Directors aims to support the strategy of the organization, and, to this purpose, shall:

- Ensure consistency with the shareholder and public interests the Company is associated with; and

- Promote a good performance of the Company and further shareholder interests within the framework of a long term commitment.

Note that if any given member of the Board of Directors is also a member of the Statutory Audit Committee, s/he must choose the compensation of one of these bodies, pursuant to the applicable regulations and to the terms of the internal rules of the audit committeee.

b. Composition of the compensation

i. Description of the components of the compensation provided and the purposes of each component

The compensation of the Board of Directors includes the following components:

                                                        [Free English Translation]

Fixed compensation: Paid in 12 monthly installments, based on the values determined once a year by the Regular and Special Shareholder Meeting.

Variable compensation: Up to the present time, no variable compensation has been defined for the Directors.

Benefits: The Independent Advisors are provided with medical and dental insurance, life insurance, fuel allowance and cell phone.

Social Security: Up to the present time, no Director has jointed the social security plan.

ii. What proportion is held by each component of the compensation

The estimated percentage of each component of the total compensation is as follows:

Fixed Remuneration: 93%

Variable Remuneration: 0%

Benefits: 7%

Social Security: 0%

iii. Methodology for calculating and adjusting each compensation component

Fixed compensation:  The highest value defined by the Regular and Special Shareholder Meeting

Variable compensation: No variable compensation is paid; therefore,  no methodology for calculating and adjusting this component has been established.

Benefits: The highest value defined by the Regular and Special Shareholder Meeting

Social Security: As determined in the regulations of the plan.

There is no pre-defined index for calculating adjustments, since no social security benefits have so far been adhered to. Should they be implemented, the adjustments shall conform to the highest compensation values defined once a year at the Regular and Special Shareholder Meeting.

                                                        [Free English Translation]

iv. Reasons for the compensation components

The proposed compensation take  into account the experience of the Board members, the need to retain talents in a competitive market and the promotion of the organization’s good performance, involving a long term commitment of each Director.

c. Major performance indicators taken into consideration to define each compensation component.

No indicators have been determined.

d. How compensation is structured so as to mirror the evolution of performance indicators

The compensation of the Directors is defined once a year under the Regular and Special Shareholder Meeting, taking into account the responsibilities and the seniority of the Directors, and is not directly linked to short and medium term performance.

e. How are compensation practices or policies aligned with the short, medium and long term interests of the issuer.

The compensation policy is consistent with Company interests and takes into account short, medium and long term results. The values are approved under the Regular and Special Shareholder Meeting taking into account Company results and shareholder return.

f. Existence of compensation supported by subsidiary companies, by directly or indirectly controlled entities, or by the controller.

The compensation of the Board of Director members is not provided by any of such entities.

Members of the Board of Directors holding executive positions in Santander España or in other Santandar España companies are also directly compensated by such companies according to the activities performed therein.

g. Specify any compensation or benefit tied to the occurrence of events such as disposal of the shareholding control  by the issuer.

No compensation or benefit is tied to such events.

                                                        [Free English Translation]

13.1.2 Executive Board

The Company’s Executive Board comprises at least 2 and not more than 75 members elected by the Board of Directors for a joint 2-year term of office.

The Officers receive a fixed remuneration including monthly payment, benefits and social security, and a variable compensation, within the overall limit for annual compensation as approved by the Regular and Special Shareholder Meeting.

a. Goals of the compensation policy or practice

The compensation policy for the Executive Board seeks to provide support to the strategy of the organization, and, to this purpose, shall:

- Ensure consistency with the shareholder and public interests the Company is associated with;

- Acknowledge the merits and individual contributions to the furtherance of the goals and business strategies defined by the Board of Directors;

- Promote a good performance of the Company and further shareholder interests within the framework of a long term commitment;

- Develop a professional career for the teams; and

- Uphold the competitive edge and compensation of the Company as compared to its main competitors, with the aim at retaining key executives.

With due attention to management principles for grievous risks, the compensation policy for Company officers has proven to be a decisive factor for the success of the Company and in averting behaviors which could result in excessive risks.

b. Compensation components, specification

i. Description of the compensation components and their purposes

The compensation of the Officers of the Company involves a fixed and a variable part.

Fixed compensation: This aims to acknowledge the individual contribution of each Officer in securing the results defined by the Company.

                                                        [Free English Translation]

Variable compensation: This is based on the results indicators of the Company, including profit indicators and equity allocation, the results from each department and individual performance. Capital indicators are included to avoid excessive risk exposures.

Benefits: Medical and dental insurance, life insurance, fuel allowance and cell phone.

Private Retirement Plan: This is a financial planning tool which aims to provide Officers with a future supplementary revenue.

ii. What proportion is held by each component of the compensation

The estimated percentage of each component of the total compensation is as follows:

Fixed compensation: 18%

Variable compensation: 59%

Benefits: 3%

Private Retirement Plan: 20%

iii. Methodology for calculating and adjusting each compensation component

Fixed compensation:  The highest value defined by the Regular and Special Shareholder Meeting

Variable compensation: The highest value defined by the Regular and Special Shareholder Meeting, based on the results indicators of the Company, including but not limited to profit indicator and equity allotment, the results from each department and individual performance. Equity allotment indicators are included to avoid excessive risk exposures.

Benefits: The highest value defined by the Regular and Special Shareholder Meeting.

Private Retirement Plan: The highest value as defined by the Regular and Special Shareholder Meeting.

There is no pre-defined index for calculating adjustments. Should they be implemented, the adjustments shall conform to the highest compensation values defined once a year at the Regular and Special Shareholder Meeting

                                                        [Free English Translation]

iv. Reasons for the compensation components

The proposed compensation takes into account the experience of the Executive Board members, the need to retain talents in a competitive market and the promotion of the organization’s good performance, involving a long term commitment of each Officer.

c. Major performance indicators taken into consideration to define each compensation component.

Fixed compensation: Not tied to any specific indicator.

Variable compensation: This is based on the result indicators of the Company, including but not limited to profit indicator and equity allotment, the results from each department and individual performance. Equity allotment indicators are included to avoid excessive risk exposures.

Benefits: Not tied to any specific indicator.

Private Retirement Plan: Not tied to any specific indicator.

d. How compensation is structured so as to mirror the evolution of performance indicators

The Board of Directors will evaluate compliance with the goals established and the Company budget, so as to determine whether the results justify distribution of amounts up to the proposed levels.

e. How are compensation practices or policies aligned with the short, medium and long term interests of the issuer.

The compensation policy of the Company aligns the interests of the Company and its officers to sustainable growth and productivity of Company Business, on one hand; on the other they are aligned to the acknowledgment of the contributions provided by the Officers to the development of Company activities.

f. Existence of compensation supported by subsidiary companies, by directly or indirectly controlled entities, or by the controller.

The compensation of the Officers members is not provided by any of such entities. However, the results of subsidiaries and affiliated companies influence the consolidated results of the Company and, consequently, the variable compensation of the Officers.

                                                        [Free English Translation]

g. Specify any compensation or benefit tied to the occurrence of events such as disposal of the shareholding control  by the issuer.

No compensation or benefit is tied to such events.

                                                        [Free English Translation]

13.2.      Compensation acknowledged at the result of the 3 last fiscal years and to the previewed to the current fiscal year of the board of directors and the corporate directorate.

13.2 – Total remuneration of executive board, board of directors and audit committee

Total remuneration forecast for the current Company Year 31/12/2011 – Annual Amounts

	Executive Board	Board of Directors	Audit Committee	Total
No. of members	9.00	58.00		67.00
Fixed annual remuneration
Salaries or fees	7,400,000.00	82,200,000.00		89,600,000.00
Direct or indirect benefits	230,000.00	6,050,000.00		6,280,000.00
Participation on committees	0.00	0.00		0.00
Other	2,215,000.00	31,546,000.00		33,761,000.00
Description of other fixed remuneration	The amount shown as ‘other’ refers to retirement plans and fees resulting from the fixed remuneration payable to the Executive Board	The amount shown as ‘other’ refers to retirement plans and fees resulting from the fixed remuneration payable to the Board of Directors
Variable remuneration
Bonuses	0.00	0.00		0.00
Participation in profits	0.00	148,000,000.00		148,000,000.00
Participation in meetings	0.00	0.00		0.00
Commissions	0.00	0.00		0.00
Other	747,000.00	10,787,700.00		11,534,700.00
Description of other variable remuneration	The amount shown as ‘other’ refers to fees	The amount shown as ‘other’ refers to fees resulting from the variable remuneration payable to the Board of Directors
Post-employment	0.00	0.00		0.00
Termination of position	0.00	0.00		0.00
Share based	3,320,000.00	32,690,000.00		36,010,000.00
Comments	The number of members of this body shown above corresponds to the annual average of members in each month
Total remuneration	13,912,000.00	311,273,700.00		325,185,700.00

                                                        [Free English Translation]

Total remuneration for the Company Year 31/12/2010 – Annual Amounts

	Executive Board	Board of Directors	Audit Committee	Total
No. of members	9.00	48.08		57.08
Fixed annual remuneration
Salaries or fees	1,520,000.00	39,327,460.00		40,847,460.00
Direct or indirect benefits	57,699.00	5,428,031.00		5,485,730.00
Participation on committees	0.00	0.00		0.00
Other	342,000.00	16,283,837.00		16,625,837.00
Description of other fixed remuneration	The term ‘other’ refers to fees resulting from the fixed annual remuneration payable to the Executive Board	The amount shown as ‘other’ refers to retirement plans and fees resulting from the fixed remuneration payable to the Board of Directors
Variable remuneration
Bonuses	0.00	0.00		0.00
Participation in profits	0.00	129,761,441.00		129,761,441.00
Participation in meetings	0.00	0.00		0.00
Commissions	0.00	0.00		0.00
Other	0.00	9,106,863.00		9,106,863.00
Description of other variable remuneration		The amount shown as ‘other’ refers to fees resulting from the variable remuneration payable to the Board of Directors
Post-employment	0.00	0.00		0.00
Termination of position	0.00	0.00		0.00
Share based	0.00	27,940,958.00		27,940,958.00
Comments	The number of members of this body shown above corresponds to the annual average of members in each month	The number of members of this body shown above corresponds to the annual average of members in each month
Total remuneration	1,919,699.00	227,848,590.00		229,768,289.00

                                                        [Free English Translation]

Total remuneration for the Company Year 31/12/2009 – Annual Amounts

	Executive Board	Board of Directors	Audit Committee	Total
No. of members	4.00	45.66		49.66
Fixed annual remuneration
Salaries or fees	0.00	33,510,869.00		33,510,869.00
Direct or indirect benefits	0.00	3,883,860.00		3,883,860.00
Participation on committees	0.00	0.00		0.00
Other	0.00	56,704,194.00		56,704,194.00
Description of other fixed remuneration		The term ‘other’ refers to retirement plans and fees resulting from the fixed remuneration payable to the Board of Directors
Variable remuneration
Bonuses	0.00	44,663,198.00		44,663,198.00
Participation in profits	0.00	40,546,155.00		40,546,155.00
Participation in meetings	0.00	0.00		0.00
Commissions	0.00	0.00		0.00
Other	0.00	13,622,275.00		13,622,275.00
Description of other variable remuneration		The term ‘other’ refers to fees resulting from the variable remuneration payable to the Board of Directors
Post-employment	0.00	0.00		0.00
Termination of position	0.00	0.00		0.00
Share based	0.00	0.00		0.00
Comments	The number of members of this body shown above corresponds to the annual average of members in each month	The number of members of this body shown above corresponds to the annual average of members in each month
Total remuneration	0.00	192,930,551.00		192,930,551.00

                                                        [Free English Translation]

13.3.      Relation to the variable compensation of the 3 last fiscal years and the previewed to the current fiscal year of the board of directors and the corporate board.

Total compensation estimated for the current FY as of December 31 2011 - Yearly Values

	Board of Directors	Executive Board	Audit Committee	Total
Number of members	9	58	0	70
Bonus	0,00	0,00	0,00	0,00
Minimum value defined in the compensation plan	0,00	0,00	0,00	0,00
Maximum value defined in the compensation plan	0,00	0,00	0,00	0,00
Value defined in the compensation plan, if the established goals are attained	0,00	0,00	0,00	0,00
Share in profits	0,00	0,00	0,00	0,00
Minimum value defined in the compensation plan	0,00	0,00	0,00	0,00
Maximum value defined in the compensation plan	0,00	148.000.000,00	0,00	148.000.000,00
Value defined in the compensation plan, if the established goals are attained	0,00	120.000.000,00	0,00	120.000.000,00

Variable compensation - FY closed on December 31 2010

	Board of Directors	Executive Board	Audit Committee	Total
Number of members	9	48,08	0	60,08
Bonus	0,00	0,00	0,00	0,00
Minimum value defined in the compensation plan	0,00	0,00	0,00	0,00
Maximum value defined in the compensation plan	0,00	0,00	0,00	0,00
Value defined in the compensation plan, if the established goals are attained	0,00	0,00	0,00	0,00
Share in profits paid	0,00	129.761.441,00	0,00	129.761.441,00
Minimum value defined in the compensation plan	0,00	0,00	0,00	0,00
Maximum value defined in the compensation plan	0,00	142.720.000,00	0,00	142.720.000,00
Value defined in the compensation plan, if the established goals are attained	0,00	100.000.000,00	0,00	100.000.000,00
(*) - the number of members in each body corresponds to the yearly average as determined on a monthly basise

Variable compensation - FY closed on December 31 2009

	Board of Directors	Executive Board	Audit Committee	Total
Number of members	4	45,66	0	49,66
Bonus	0,00	44.663.198,00	0,00	44.663.198,00
Minimum value defined in the compensation plan	0,00	0,00	0,00	0,00
Maximum value defined in the compensation plan	0,00	0,00	0,00	0,00
Value defined in the compensation plan, if the established goals are attained	0,00	0,00	0,00	0,00
Share in profits	0,00	40.546.155,00	0,00	40.546.155,00
Minimum value defined in the compensation plan	0,00	0,00	0,00	0,00
Maximum value defined in the compensation plan	0,00	0,00	0,00	0,00
Value defined in the compensation plan, if the established goals are attained	0,00	0,00	0,00	0,00
Note: in 2009, there was no definition of maximum values for Variable Income.
(*) - the number of members in each body corresponds to the yearly average as determined on a monthly basis

                                                        [Free English Translation]

13.4.      Compensation plan based on actions of the Board of Directors and the corporate board, in force in the last fiscal year and previewed to the current fiscal year.

a.            General terms and conditions

The Company has three long-term compensation programs linked to the performance of its stock price: the Global Program, the Local Program and the Deferral Program.

Members of the Executive Board and others occupying key positions are eligible for these plans. Members of the Board of Directors only participate in these Plans if they hold executive-board positions.

Under the Global Program, Santander Brasil bears the costs of the bonus to be compulsorily invested in acquisition of Santander Spain shares.

a.1. Global Program

The meeting of Santander Spain's board of directors held on March 26, 2008 approved the long-term incentive policy for Santander Spain executives and other members of Santander Spain. This policy sets forth compensation linked to Santander Spain stock as determined by the annual general shareholders’ meetings.

This is a multi-annual incentive plan under which employees are granted Santander Spain shares. The plan's beneficiaries are executive officers and other members of senior management, or any other group of officers determined by Santander Spain's executive board or executive committee.

The Global Program involves three-year cycles of delivery of shares to beneficiaries, the duration of the first one being two years (PI09) and the others, 3 years on average.

a.2. Local program

 The meeting of the Board of Directors held on December 23, 2009 and the Company's special shareholders’ meeting held on February 3, 2010 approved the Local Program consisting of two separate plans: SOP and PSP. SOP is a stock option plan for purchase of the Company's Units. PSP is an incentive plan taking the form of cash payments. Under this plan, a certain portion must be used to acquire Santander Brasil Units.

For the three-year durations of each plan, the Company will be using two performance parameters to determine the quantity of Units or options to be delivered. The awards will be then be weighted by these two indicators using the following formula:

Number of Reference Units x Percentage of Performance x Payment Price

Eligibility for the plans is determined by the Board of Directors.

                                                        [Free English Translation]

a. 3. Deferral Program

Based on the new international principles discussed in the G20 (group of finance ministers and central bank heads of the world's top 19 economies and the European Union) and the Financial Stability Board (FSB), the Board of Directors, on February 2, 2011, approved deferred payment of variable compensation programs relating to 2010. Payment of variable compensation will be deferred for statutory officers, executives in management positions, and other employees eligible under the program. The installments will be paid made annually for the next 3 years. The deferred portion of variable compensation relating to 2010 corresponds to 27%.

The plan does not involve issuing new shares, capitalization or dilution effects, since it is structured as a phantom stock program with payments linked to market prices for a certain amount of Units, subject to the provisions of the plan.

b.            Main objectives of the Plans

▪    Align the interests of the Company and plan participants to ensure the former's growth and profitability while recognizing the latter's contribution to the Company's business;

▪    Enable the Santander Brasil to retain participants on its staff by offering them the additional advantage of an opportunity to develop or increase their holdings of the Company's stock; and

▪    Boost the performance of the Santander Brasil and its shareholders’ interests through long-term commitment from participants.

c.            How the Plans contribute to these goals

The Plans contribute to the above-mentioned objectives through indicators: TSR, ratio of planned to actual net income, higher BPS, the Company's unsatisfactory financial performance, compliance with internal rules applicable to participants, including but not limited to, risk management policies, material alterations in the Company's financial condition, and significant variations in its reference capital base or qualitative assessment of risks. The above-mentioned indicators were defined in the regulations applicable to the Plans.

d.           How the Plans fit into the compensation policy:

The Plans are a key component of the Company's compensation strategy, since they are efficient means of recognizing, motivating and retaining members of the Executive Board in the short, medium and long term.

e.            How the Plans align short-, medium- and long-term interests of management with those of the issuer

The Plans align the short-, medium- and long-term interests of the members of the Executive Board and those of the Santander Brasil since the stock options are only exercised and shares vested if the Company's strategic objectives are consistently attained during the plan cycles.

[Free English Translation]

f.             Maximum number of shares covered:

Share-based Compensation Plan previsto para o exercício social corrente (2011)

	Board of Directors							Executive Board
	3rd Cycle	4th Cycle			5th Cycle		DIFERIMENTO	3rd Cycle	4th Cycle			5th Cycle		DIFERIMENTO
	GLOBAL	GLOBAL	LOCAL - PSP	LOCAL - SOP	GLOBAL	LOCAL - PSP		GLOBAL	GLOBAL	LOCAL - PSP	LOCAL - SOP	GLOBAL	LOCAL - PSP
Max. no. of shares involved	18.750	17.585	0	-	17.585	0	268.222	589.650	132.604	21.700	12.521.667	145.890	52.650	1.317.763

* Up to February 10 of each one of the three FY following the base year, the Board of Directors of the Company may alter the maximum number of Unites per year, increasing them pro roata to the distribution of dividends or interest on equity capital to its shareholders, to the amount equivalent to the dividends and/or interests on equity capital which the participant would have been entitled to if s/he held Company Units.

Share-based Compensation Plan effective in the FY closed on 12/31/2010

	Board of Directors							Executive Board
	2nd Cycle	3rd Cycle	4th Cycle			5th Cycle		2nd Cycle	3rd Cycle	4th Cycle			5th Cycle
	GLOBAL	GLOBAL	GLOBAL	LOCAL - PSP	LOCAL - SOP	GLOBAL	LOCAL - PSP	GLOBAL	GLOBAL	GLOBAL	LOCAL - PSP	LOCAL - SOP	GLOBAL	LOCAL - PSP
Max. no. of shares involved	0	0	0	0	-	0	0	269.263	699.400	165.797	15.500	-	159.000	33.800

                                                        [Free English Translation]

g.            Cap number of options to be granted:-

Share-based Compensation Plan forecast for the current FY (2011)

	Board of Directors							Executive Board
	3rd Cycle	4th Cycle			5th Cycle		DIFERIMENTO	3rd Cycle	4th Cycle			5th Cycle		GRANTING
	GLOBAL	GLOBAL	LOCAL - PSP	LOCAL - SOP	GLOBAL	LOCAL - PSP		GLOBAL	GLOBAL	LOCAL - PSP	LOCAL - SOP	GLOBAL	LOCAL - PSP
Max. no. of options to be granted	-	-	-	1.208.333	-	-	-	-	-	-	12.521.667	-	-	-

* Up to February 10 of each one of the three FY following the base year, the Board of Directors of the Company may alter the maximum number of Unites per year, increasing them pro roata to the distribution of dividends or interest on equity capital to its shareholders, to the amount equivalent to the dividends and/or interests on equity capital which the participant would have been entitled to if s/he held Company Units

Share-based Compensation Plan in force during the FY closed on 13/31/2010

	Board of Directors							Executive Board
	2nd Cycle	3rd Cycle	4th Cycle			5th Cycle		2nd Cycle	3rd Cycle	4th Cycle			5th Cycle
	GLOBAL	GLOBAL	GLOBAL	LOCAL - PSP	LOCAL - SOP	GLOBAL	LOCAL - PSP	GLOBAL	GLOBAL	GLOBAL	LOCAL - PSP	LOCAL - SOP	GLOBAL	LOCAL - PSP
Max. no. of options to be granted	-	-	-	-	0	-	-	-	-	-	-	15.370.000	-	-

                                                        [Free English Translation]

h.        Terms for acquisition of shares

h.1. Global Program

In each cycle, a maximum number of shares is determined for each beneficiary who continues working with Santander Spain for the duration of the plan. In the first 3 cycles, the targets or objectives to be reached or attained as the criterion for determining the number of shares to be distributed will be determined by comparing the performance of Santander Spain with a benchmarking group of financial institutions, being related to two parameters: TSR and BPS. In the 4th cycle, only TSR will be used.

At the end of each cycle, TSR and BPS growth (for the 1st, 2nd and 3rd cycles) will be calculated for Santander Spain and each of the benchmark entities, and ranked in descending order. Each of the two criteria (TSR and growth in BPS) will be weighted at 50% when calculating the percentage of shares to be delivered, based on the following scale and depending on the relative position of Santander Spain in the benchmarking group of financial institutions:

Position of Banco Santander, S.A (Madrid) in TSR Ranking	Maximum percentage shares to award	Position of Banco Santander, S.A (Madrid) in Ranking	Maximum percentage shares to award
1º a6º	50%	1º a6º	50%
7º	43%	7º	43%
8º	36%	8º	36%
9º	29%	9º	29%
10º	22%	10º	22%
11º	15%	11º	15%
12º e abaixo	0%	12º e abaixo	0%

If there are entities in the benchmarking group of financial institutions that are acquired by other companies and no longer exist, or their shares are no longer traded, they will be excluded from the benchmarking group. In this case, the comparison with the benchmarking group will be made in such a manner that, for each of the parameters considered (TSR and growth in BPS), the maximum percentage of shares will be delivered if Santander Spain comes out within the first quartile (the 25th percentile inclusive) of the benchmarking group; no shares will be delivered if Santander Spain is below the median (50th percentile) of the benchmark group; 30% of the maximum number of shares will be delivered if Santander Spain is ranked at the median (50th percentile). Percentages for rankings between the median and first quartile (25th percentile) (not inclusive) will be calculated by linear interpolation.

In the 4th cycle, the weighting of TSR will be 100%.

h.2. Local Program - SOP and PSP

The quantity of shares or options to be granted to participants will be determined in accordance with the metrics for two parameters of the Company's performance: TSR and the comparison, measured as a percentage of the planned annual net income, as determined by the Board of Directors for each applicable financial year and actual net income (IFRS) for each applicable year. For 2009, exceptionally, the IFRS criterion adopted by Santander Spain will be taken into account for planned and actual net income metrics, since there was no target based on the criteria mentioned in the previous sentence. Each of these parameters will individually determine up to 50% (fifty percent) of the number of options exercisable by the participant.

                                                        [Free English Translation]

h.3. Deferral program:

The Company's Board of Directors shall determine the final quantity of Units per year for calculating each annual portion of the bonus referenced in Units for the participants, which may be determined by a percentage applied to the maximum number of Units per year if the Company's financial performance is unsatisfactory, or if there is failure to comply with the internal rules applicable to the participant, including but not limited to, risk management policy, or material alterations in the Santander Brasil's financial condition, except when arising from changes in accounting rules or significant variations in the Santander Brasil's reference equity, or qualitative assessment of risks.

i.             Criteria for setting purchase or exercise price

i.1. Global program

Not applicable, since the exercise price is the market value on the date the option is exercised.

i.2. Local program

SOP: The options' exercise price to be paid by participants to subscribe Units will be R$ 23.50. The exercise price will be adjusted as a result of:

▪  bonus in Shares / Units, split or reverse stock split conducted by the Company, or

▪  corporate reorganizations.

PSP: Not applicable, since the exercise price is the market value on the date the option is exercised.

i.3. Deferral program

Not applicable, since the exercise price is the market value on the date the option is exercised.

j.             Criteria for setting the exercise period

j.1. Global program:

The duration of the cycles will be three financial years, thus favoring Executive Board' commitment to long-term results.

j.2. Local program:

                                                        [Free English Translation]

SOP: the duration of the Plan will be three financial years, thus favoring Executive Board' commitment to long-term results. The deadline for exercising the options extends for a further period of two years after the date of the right to exercise.

PSP: the duration of cycles will be three financial years, thus favoring members of the Executive Board's commitment to long-term results.

j.3. Deferral plan

The duration of cycles will be three financial years, thus favoring members of the Executive Board's commitment to long-term results

k.            Form of payment

k.1. Global program:

Bonus included in paycheck, which must be used to buy the shares.

k.2. Local program:

SOP: in shares.

PSP: bonus included in paycheck, of which 50% must be used to buy the shares.

k.3. Deferral program:

Bonus included in paycheck.

l.             Restrictions on the transfer of shares:

l.1. Global program:

There are no restrictions on transfers of shares after exercising the options.

l.2. Local program:

SOP: for a period of one year as of the date of purchase of each Unit, participants may not dispose of a quantity equivalent to 1/3 of Units arising from the exercise of the options granted.

PSP: for one year as of the date of purchase, participants may not dispose of the quantity of Units comprising 50% of the net investment under this plan.

l.3. Deferral program:

Not applicable, since the plan sets forth a cash bonus only.

m.          Criteria and events that lead to suspension, modification or termination of the plan

                                                        [Free English Translation]

m.1. Global program

The plan may be altered for legal or regulatory reasons.

m.2. Local program (SOP and PSP)

Any material amendment to the law or regulations affecting joint-stock companies and / or tax effects applicable to the Company and to the participants may lead to the partial or full revision of the plan, or even its suspension or withdrawal, at the discretion of the Board of Directors.

Additionally, in the case of the SOP plan, if there is a direct or indirect sale or transfer made by the Santander Brasil's controlling shareholders through a single transaction or a series of transactions, of a number of actions involving a change in control of the Santander Brasil, pursuant to Level 2 regulations applicable to the Company at the time, the Board of Directors may at its sole discretion allow participants to exercise their options in full or in part. The Board of Directors may make special rules to allow shares granted under the stock option plans to be sold in a public offering for acquisition.

m.3. Deferral program:

The plan may be terminated, suspended or amended by the Board of Directors at any time. In the event of suspension or termination, participants who already have Units-referenced bonus portions receivable shall be entitled to receive them, under the following circumstances:

- to preserve the goals of the plan, the total number of Units will be adjusted upward or downward in the event of stock splits, reverse stock splits or stock dividends, mergers, consolidations, spin-offs, or other material procedures of a similar nature.

- the Human Resources Department, under the supervision of the executive committee, will make the aforementioned quantitative adjustments using the same methods that BM&FBOVESPA uses to make similar adjustments in its stock markets.

n.           Effects of withdrawal of members of management from the issuer's bodies on their rights under stock-based compensation plans

n.1. Global Program:

In the event of retirement, dismissal without cause, resignation or removal, permanent disability or death, the right to delivery of the shares will remain as if none of these circumstances had occurred, except for the following alterations:

- in case of death, this right will pass to the beneficiary's successors;

- the number of shares to be delivered will be the result of multiplying the maximum number of shares to be delivered by the result of dividing the number of days elapsed between the plan's inception date and the date of the occurrence of a death, retirement, pre-retirement, resignation or dismissal or other circumstance determining application of this rule, including in terms of the number of days of the plan's applicability.

                                                        [Free English Translation]

n.2. Local Program

The ILP Plan will be extinguished and participants will lose the right to participate in the plan in advance, so that they will have no right to receive options or shares, if a participant leaves due to resignation, or is terminated from employment by the Company due to just cause or removal from office.

In the event of a participant's employment being terminated due to steps taken by the Company pursuant to Article 483 of the Consolidated Labor Laws, due to dismissal without cause, or through mutual agreement in the case of a participant who does not have a binding employment contract, or in the event of retirement, the participant will be awarded a bonus in an amount proportional to the period they have participated in the plan, with due regard for the percentage fulfillment of performance indicators at the same time as payments are made to other participants in the corresponding cycle.

In the event of a participant's death or permanent disability, the delivery of the options or shares will be made together with that of the other participants in the same plan cycle, without applying the percentage of time participating in the applicable plan cycle, but by usually applying the percentage of fulfillment of performance indicators. In the event of death, delivery will be made to the participants’ successors.

n.3. Deferral Program

The plan will be lawfully extinguished in advance and participants will lose the right to participate in the plan, thus not being entitled to receive future payments in the event of termination by resignation or dismissal for cause under Article 482 of the Consolidated Labor Laws, or removal from statutory position unilaterally decided by the Company.

In the event of a participant leaving due to termination of employment contract arising from acts performed by the Company pursuant to Article 483 of the Consolidated Labor Laws, due to dismissal without cause, retirement or death, the participant will be awarded the portion of Units-referenced bonus applicable to this participant at the same time as payments are made to the other participants in the corresponding cycle. In the event of death, delivery will be made to the participants’ successors.

In the event of a participant's permanent disability, to be evidenced by two medical reports (from a public and a private institution), the participant will be awarded the Units-referenced bonus applicable to this participant at the same time as payments are made to other participants in the corresponding cycle.

In the event of suspension of employment contract due to sickness or occupational accident, participants will be awarded the Units-referenced bonus applicable to these participants at the same time as payments are made to other participants in the corresponding cycle.

                                                        [Free English Translation]

13.5.      Quantity of shares or quotas direct or indirectly held, in Brazil or abroad, and other securities convertible in shares or quotas, issued by the issuer, its direct or indirect controllers, controlled companies or under common control, by members of the board of directors and the corporate board, grouped by a body, on the date of conclusion of the last fiscal year.

Companies	Securities	Board of Directors	Executive Board
Banco Santander (Brasil) S.A.	Common Shares	255	208,443
	Preferred shares	188	182,926
	Unit	27,657	165,977
Banco Santander, S.A.	Shares	590,861	207,436
CIBRASEC - Companhia Brasileira de Distribuição S.A.	Shares	0	2
Companhia de Arrendamento Mercantil RCI Brasil	Shares	0	6
Companhia de Crédito, Financiamento e Investimento RCI Brasil	Shares	0	6
Estruturadora Brasileira de Projetos S.A.	Shares	0	2
Real Microcrcédito Assessoria Financeira S.A.	Shares	0	0
Santander Brasil Asset Management DTVM S.A. (ações)	Shares	0	0
Santander GETNET Serviços para meios de Pagamento S.A.	Shares	0	1
Santander Leasing S.A. Arrendamento Mercantil	Shares	27	34
Santander Seguros S.A.	Shares	2	1
Universia Brasil S.A.	Shares	2	0

                                                        [Free English Translation]

13.6.      Compensation based on shares acknowledged in the result of the 3 last fiscal years and the previewed to the current fiscal year, of the board of directors and the corporate board.

Share-based compensation estimated for the current FY (2011)
	Board of Directors							Executive Board
	3rd Cycle	4th Cycle			5th Cycle		DIFERIMENTO	3rd Cycle	4th Cycle			5th Cycle		DIFERIMENTO
	GLOBAL	GLOBAL	LOCAL - PSP	LOCAL - SOP	GLOBAL	LOCAL - PSP		GLOBAL	GLOBAL	LOCAL - PSP	LOCAL -SOP	GLOBAL	LOCAL - PSP
Number of members				8						63
Grant of options
Granted in the FY	2009	2010			2011		2011	2009	2010			2011		2011
No. of options granted*	18.750	17.585	0	1.208.333	17.585	0	268.222	589.650	132.604	21.700	12.521.667	145.890	52.650	1.317.763
Term after which the options can be exercised	2011	2012			2013		2011	2011	2012			2013		2011
Maximum term for exercising the options	none			2014	none		2013	none			2014	none		2013
Term of restricted right to assignment of	none							none
Weighted average exercise price:
(a) Of the outstanding options at the onset of the FY	none							none
(b) Of the options lost in the course of the FY	none							none
(c) Of the options exercised in the course of the FY	none							none
(d) Of the options extinguished in the course of the FY	none							none
Fair market value of the options on the date they	none**							none**			7.19	none**
Potential dilutions if all granted options are exercised	-							-			0.5%***	-
* Takes into account the non-exercises outstanding options from prior FYs.
** The Global plans and the Local - PSP plan grant shares and not purchase options. As such, no fair market value applies.
*** Diluição máxima.

                                                        [Free English Translation]

Share-based compensation - FY closed on 12/31/2010
	Board of Directors							Executive Board
	2nd Cycle	3rd Cycle	4th Cycle			5th Cycle		2nd Cycle	3rd Cycle	4th Cycle			5th Cycle
	GLOBAL	GLOBAL	GLOBAL	LOCAL - PSP	LOCAL - SOP	GLOBAL	LOCAL - PSP	GLOBAL	GLOBAL	GLOBAL	LOCAL - PSP	LOCAL - SOP	GLOBAL	LOCAL - PSP
Number of members				8							63
Grant of options
Granted in the FY	2008	2009	2010			2011		2008	2009		2010		2011
No. of options granted*	0	0	0	0	0	0	0	269.263	699.400	165.797	15.500	15.370.000	159.000	33.800
Term after which the options can be exercised	n/a							2010	2011	2012			2013
Maximum term for exercising the options								none				2014		none
Term of restricted right to assignment of shares								none
Weighted average exercise price:
(a) Of the outstanding options at the onset of the FY								none
(b) Of the options lost in the course of the FY								none
(c) Of the options exercised in the course of the FY								R$ 19,465	none
(d) Of the options extinguished in the course of t								none
Fair market value of the options on the date they w								none**						7.19
Potential dilutions if all granted options are exercised								-						0.5%***
* Takes into account the non-exercises outstanding options from prior FYs.
** The Global plans and the Local - PSP plan grant shares and not purchase options. As such, no fair market value applies.
*** Diluição máxima.

                                                        [Free English Translation]

Share-based compensation - FY closed on 12/31/2009
		Board of Directors					Executive Board
	2nd Cycle	2nd Cycle	3rd Cycle	4th Cycle			1º Cycle	2nd Cycle	3rd Cycle	4th Cycle
	GLOBA	GLOBAL	GLOBAL	GLOBAL	LOCAL - PSP	LOCAL - SOP	GLOBAL	GLOBAL	GLOBAL	GLOBAL	LOCAL - PSP	LOCAL -SOP
Number of members	0						0
Grant of options	n/a
Granted in the FY							2007	2008	2009	2010
No. of options granted*							161.409	244.823	681.600	153.199	12.400	14.190.000
Term after which the options can be exercised							2009	2010	2011	2012
Maximum term for exercising the options							none					2014
Term of restricted right to assignment of shares							none
Weighted average exercise price:
(a) Of the outstanding options at the onset of the FY							none
(b) Of the options lost in the course of the FY							none
(c) Of the options exercised in the course of the FY							none
(d) Of the options extinguished in the course of the FY							none
Fair market value of the options on the date they w							none**					7.19
Potential dilutions if all granted options are exercised							-					0.5%***
* Takes into account the non-exercises outstanding options from prior FYs.
** The Global plans and the Local - PSP plan grant shares and not purchase options. As such, no fair market value applies.
*** Diluição máxima.

                                                        [Free English Translation]

13.7.      Outstanding options from the board of directors and the corporate board at the end of the last fiscal year.

On December 31, 2010, there were no outstanding options in any of the Plans, in conditions of being exercised.

                                                        [Free English Translation]

13.8.     Options exercised and shares delivered related to the compensation based on shares of the board of directors and the corporate board, on the 3 last fiscal years.

13.8.1.  Global Program.

The right to exercise the options for the 1st and 2nd cycles has already been used, as is shown in the following table:

Options exercised - FY closed on 12/31/2009

	Board of Directors	Executive Board
	1st CYCLE GLOBAL	1st CYCLE GLOBAL
Number of members	0	58
Options exercised
Number of shares	n/a*
Weighted average exercise price
Difference between the value of the exercise and the market value of the shares for the exercised op
Shares Delivered
Number of shares delivered	0	146.543
Weighted average purchase price	-	R$	23,725
Difference betweenthe purchase value and the market value of the purchased shares	-	0
* The Global plans grant shares, not purchase options.

Options exercised - FY closed on 12/31/2010
	Board of Directors	Executive Board
	2nd CYCLE GLOBAL	2nd CYCLE GLOBAL
Number of members	8	63
Options exercised
Number of shares	n/a*
Weighted average exercise price
Difference between the value of the exercise and the market value of the shares for the exercised op
Shares Delivered
Number of shares delivered	0	222.274
Weighted average purchase price	-	R$	19,465
Difference betweenthe purchase value and the market value of the purchased shares	-	0
* The Global plans grant shares, not purchase options.

The weighted average purchase price was R$ 23.7252 per share at I09 and of R$ 19.46496 at I10.

The total difference between the purchase value and the market value of the purchased shares does not apply to the case in point, since the value of the gratuity credited corresponds to the market value as of the date of delivery.

13.8.2. Local Program

No exercise.

                                                        [Free English Translation]

13.8.3. Deferral Program

Not applicable, considering that said plan establishes the payment of the amount in cash, rather than in shares.

                                                        [Free English Translation]

13.9.      Summary description of the information required to the comprehension of the data disclosed in items 13.6 to 13.8, such as the explanation of the pricing method of the value of shares and options.

13.9.1. Global Program

a) Pricing model

Fair value calculations were based on the Monte Carlo pricing model.  The Monte Carlo method (MMC) is a statistic method used to simulate the price generation process based on neutral risk assumptions.

b) Data and assumptions used in the pricing model, including the weighted average price of the shares, the exercise price, expected volatility, option term, expected dividends and risk-free interest rate. The assumptions made for the pricing model are described below.

In case the goals set forth in the regulations are achieved, the exercise price in all cycles will be the market price as of the date of exercise.

	PI09	PI10	PI11	PI12	PI13
Expected Volatility (*)	16.25%	15.67%	19.31%	42.36%	49.64%
Annual compensation of dividends in the past 5 years	3.23%	3.24%	3.47%	4.88%	6.33%
Risk-free interest rate (Zero coupon treasury security) during plan term	4.47%	4.50%	4.84%	2.04%	3.33%
(*) Based on historical volatility for the relevant term (two or three years).

c) Method used and assumptions made for incorporating the expected effects of early exercise

Not applicable, given that early exercise is not allowed.

d) Means for determining expected volatility

Estimations are based on the historical volatility for the relevant term.

e) Was any other characteristic of the option incorporated to the measurement of fair value

Not applicable, provided that no other characteristic of the option was incorporated to fair value measurement.

13.9.2. Local Program

SOP

a) Pricing model

Fair value calculations were based on the binomial pricing model.  A tree was set up with price trajectories so as to determine the value of the share in the future.

                                                        [Free English Translation]

b) Data and assumptions used in the pricing model, including the weighted average price of the shares, the exercise price, expected volatility, option term, expected dividends and risk-free interest rate.

Below are the assumptions used in the pricing model:

Prior to performance conditions		Using performance conditions

Binomial appreciation		Relative TSR
Volatility	40%	Earnings %	Vesting %	Probability	Average
		1st	50%	25%	12.50%
Dividends Rate	4.83%	2nd	35%	25%	8.75%
		3rd	25%	25%	6.25%
Vesting period	2.75 years	4th	0%	25%	0%
					27.50%
"Average" timing for exercise	3.75 years
		Benefit after taxes
Risk-free rate	11%	Earnings %	Vesting %	Probability	Average
		> 100%	50%	30%	15.00%
Appreciation Ratio	32.50%	95%	35%	30%	10.50%
		90%	25%	30%	7.50%
		< 90%	0%	10%	0%
					33.00%

Appreciation coefficient adjusted in accordance with performance conditions:
32.5% x (27.50% + 33.00%) 19.66%

c) Method used and assumptions made for incorporating the expected effects of early exercise

Not applicable, given that early exercise is not allowed.

d) Means for determining expected volatility

Estimations are based on the historical volatility for the relevant term.

e) Has any other characteristic of the option been incorporated in fair value measurement?

Not applicable, given that no other characteristic of the option was incorporated to fair value measurement.

PSP

Not applicable, taking into account that the plan aims at payment of funds in cash by the Company to the participant, and the use of a portion of such funds to purchase Company’ Units is mandatory.  The funds to be paid are referenced in Company’s Units.  At the time of the payment, the value of the shares will be calculated using the weighted daily volume average of the weighted average price of the Unit on BM&FBOVESPA considering the fifteen business days that precede the date of payment of the plan.

                                                        [Free English Translation]

13.9.3. Deferral Program

Not applicable, given that the purpose of the program is to pay a cash bonus on a portion of the variable compensation due by the Company to participants, as provided for in the compensation policy. The amount to be paid is referenced in Company’s Units. At the time of payment, the value of the shares will be calculated using the weighted daily volume average of the weighted average price of the Unit on BM&FBOVESPA considering the fifteen business days before February 10 of each year subsequent to the base year.

                                                        [Free English Translation]

13.10.   Pension plans in force granted to the members of the Board of Directors and the corporate directors.

The main pension plan currently offered by the Company is SantanderPrevi.

The participation in the SantanderPrevi Pension Plan is optional and its monthly contribution will be equivalent to 2% of the Salary* (limited to 13 UPs = R$ 3,514.16*) + 2% to 9% (to be chosen) of the salary, minus 13 UPs.

An amount corresponding to a contribution made by the actual Santander Brasil (called matching or consideration), varying from 100% to 150% over the years, as demonstrated in the table below, will be added to the aforementioned amount.

* Base September/09

Length of time in the new plan (*)	Consideration amount of the Group
(matching)
Less than 3 years	100%
From 3 full years to 6 incomplete years	110%
From 6 full years to 10 incomplete years	120%
From 10 full years to 15 incomplete years	130%
From 15 full years	150%
(*) The counting of time started upon the unification of the Benefits policy of Santander Brasil, in July 2009.

The table below provides a breakdown of the amounts contributed to SantanderPrevi Pension Plan and to the complementary plans in 2010.

Amount in R$

	Board of Directors	Statutory Board
Number of members	0	48
Name of plan	Santanderprev Retirement Plan	Santanderprev Retirement Plan
Number of board members who meet the conditions required for retirement	not applicable	not applicable
Conditions for early retirement	not applicable	not applicable
Updated accrued amount corresponding to the accrued contributions up to the end of the previous financial year, after deduction of the portion relating to the contributions made directly by board members	0.00	2,734,525.00
Total accrued amount corresponding to the contributions made during the previous financial year, after deduction of the portion relating to those contributions made directly by board members	0.00	50,061,267.00
Possibility of early redemption and conditions	not applicable	not applicable

The amount accrued by December 31, 2010 comprises the balance of the contributed and redeemed amounts up to that date.

                                                        [Free English Translation]

There are 48 members of the Board participating in the SantanderPrevi Plan with the same considerations mentioned above, i.e., the matching corresponds to the plan rules and the amount of the contribution in 2010 was of R$2,734,525.

                                                        [Free English Translation]

13.11.    Pursuant to the table, indicate, to the 3 last fiscal years, with respect to the board of directors and the corporate board.

Item not disclosed as a result of the injunction granted by the Honorable Judge of the 5th Federal Court of Rio de Janeiro, at the records of Process No. 2010.510102888-5.

                                                        [Free English Translation]

13.12. Detail contractual arrangements, insurance policies or other instruments that may structure compensation or indemnity mechanisms applied to management in case of removal from Office or retirement, indicating the financial consequences for the issuer.

Not applicable, considering that Santander Brasil does not hold any contractual arrangements, insurance policies or other instruments that may structure compensation or indemnity mechanisms applied to management in case of removal from office or retirement.

                                                        [Free English Translation]

13.13.    Indicate the percentage of the total compensation of each body acknowledged at the results of the issuer related to members of the board of directors, of the corporate board or the tax committee that are parties related to the controllers, direct or indirect, as defined by the accounting rules that treat this matter.

In FY 2008 and 2009 no payments were made to Directors or Officers who were parties related to the Controlling Shareholder.

In 2010, 33% of total compensation paid by Santander Brasil to the members of the Board of Directors were allocated to the payment of Board of Directors’ members who are parties related to the controlling shareholders, since they hold management positions in Group Santander Spain.

                                                        [Free English Translation]

13.14.    Indicate the values acknowledged in the result of the issuer as compensation of members of the board of directors, the corporate board or the tax committee, grouped by a body, by any reason that is not the function they hold, for example, commissions and advisory services provided, with respect to the 3 last fiscal years.

Not applicable, since there is no values acknowledged at the result of Santander Brasil.

                                                        [Free English Translation]

13.15.    Indicate the values acknowledged at the result of controllers, direct or indirect, of companies under the common control and controlled by the issuer, as compensation of members of the Board of directors, the corporate board or the tax committee of the issuer, grouped by body, specifying at which title such values were attributed to such individuals.

The members of the Board of Directors who hold executive posts in Santander España, as well as our other directors and officers did not receive any compensation from abroad concerning the posts held in Brazil.

In FY 2010, only three (3) members of the non-executive members of the Board of Directors of Banco Santander Brasil held executive posts at Santander España and received compensation to a total of € 11,461,270 on account thereof.

FY 2010
	Board of Directors	Executive Board	Audit Committee	Total
Direct and indirect controllers	11,461,270 EUR	0	0	11,461,270 EUR
Issuer’s controlled parties	0	0	0	0
Companies under common control	0	0	0	0

FY 2009
	Board of Directors	Executive Board	Audit Committee	Total
Direct and indirect controllers	0	0	0	0
Issuer’s controlled parties	0	0	0	0
Companies under common control	0	0	0	0

                                                        [Free English Translation]

13.16. Provide other information deemed relevant by the issuer

We inform the 25th, 50th and 75th percentile of fixed compensation plus the variable paid to executive officers for the year of 2010.

				Amounts in R$
Body	N° of members	25th Percentile	50th Percentile	75th Percentile
Executive Board	48	948,418	2,215,406	3,499,742

(*) The 25th percentile refers to members of the Executive Board whose compensation level is in the lower limit of up to 25% of the total sample. The 50th percentile is the average point of the sample. The 75th percentile refers to members of the Executive Board whose compensation level is in the lower limit of up to 75% of the total sample.

                                                        [Free English Translation]

14. Human Resources

14.1. Describe the human resources of the issuer, providing the following information:

a. Number of employees (total, by groups based on activity performed and by geographical location)

Based on the activity performed (*)

AREAS	Dec/07	Dec/08	Dec/09	Dec/10

Corporate Areas	5,698	8,084	10,987	8,111
Global Banking & Markets	1,505	5,054	1,046	3,347
Retail	15,762	40,211	39,208	42,948

TOTAL	22,965	53,349	51,241	54,406

By geographical location (*)

	Dec/07	Dec/08	Dec/09	Dec/10
STATE	FREQ	FREQ	FREQ	FREQ
AC	-	21	20	21
AL	32	149	152	170
AM	28	234	219	255
AP	22	58	54	56
BA	102	672	662	780
CE	49	334	330	367
DF	164	695	670	737
ES	79	390	366	399
GO	86	456	440	566
MA	-	108	99	108
MG	494	3,298	3,171	3,488
MS	25	262	259	253
MT	23	224	219	247
PA	-	242	235	232
PB	33	404	395	416
PE	45	1.468	1.420	1,516
PI	28	83	84	102
PR	669	1,763	1,697	1,891
RJ	1,559	6,597	6,401	6,787
RN	37	161	155	187
RO	31	62	60	62
RR	-	46	43	39
RS	1,299	1,971	1,937	2,039
SC	475	1,101	1,033	1,108
SE	-	67	68	76
SP	17,685	32,444	31,013	32,462
TO	-	39	39	42
TOTAL	22,965	53,349	51,241	54,406

 (*) - Considers Santander Brazil

                                                        [Free English Translation]

Services	City	State	Dec/07	Dec/08	Dec/09	Dec/10
Money operations follow up	São Paulo	SP	3	3	3	-
Property management	São Paulo	SP	33	23	20	10
Apprentice teenager	Rio de Janeiro	RJ	1	2	3	101
	São Paulo	SP	323	699	987	585
Filing of Contracts	São Paulo	SP	42	24	23	23
Disposal and lease of property	São Paulo	SP	27	34	23	17
Safety Analyst	São Paulo	SP	-	-	14	-
Assistance to clients' claims	São Paulo	SP	260	227	218	63
Systems development and maintenance	Porto Alegre	RS	2	4	-	1
	São Paulo	SP	1,224	1,667	2,603	525
Systems homologation	São Paulo	SP	120	105	40	67
Cleaning, pantry and gardening	Porto Alegre	RS	21	21	21	-
	São Paulo	SP	1,681	1,684	1,685	1,463
Computing equipment maintenance	Porto Alegre	RS	1	1	1	10
	São Paulo	SP	30	23	13	34
Production operation, scheduling & analysis	São Paulo	SP	95	79	174	163
Information Security	Belo Horizonte	MG	-	-	-	4
	Porto Alegre	RS	-	-	-	2
	São Paulo	SP	-	-	-	26
Outpatient services	Rio de Janeiro	RJ	-	-	3	4
	São Paulo	SP	25	26	48	69
Clerical services	Goiânia	GO	1	1	1	5
	Porto Alegre	RS	8	8	9	8
	Rio de Janeiro	RJ	14	13	12	13
	São Paulo	SP	583	1,095	1,963	2,579
Accounting services	São Paulo	SP	53	69	66	70
Cultural services	Porto Alegre	RS	29	17	15	21
Contract review services	São Paulo	SP	21	11	10	11
Business support services	São Paulo	SP	90	84	77	48
Operation support services	Porto Alegre	RS	1	1	1	1
	Rio de Janeiro	RJ	2	2	2	-
	São Paulo	SP	1,019	729	630	569
Advisory services	São Paulo	SP	1	1	1	1
Audit services	São Paulo	SP	54	33	54	56
Library services	São Paulo	SP	1	1	1	1
Call center services	Rio de Janeiro	RJ	-	-	20	354
	São Paulo	SP	7,077	9,821	15,028	11,613
Purchase and employment services	São Paulo	SP	26	53	52	55
Consulting services	Porto Alegre	RS	-	-	2	2
	Rio de Janeiro	RJ	2	2	2	5
	São Paulo	SP	179	444	1,270	1,281
Marketing and database services	São Paulo	SP	48	21	4	2
Document typing services	São Paulo	SP	160	159	156	148
Car parking services	São Paulo	SP	15	15	15	14
Press services	Porto Alegre	RS	2	3	4	1
	São Paulo	SP	4	3	4	5
Document handling services	São Paulo	SP	72	98	99	157
Building and network maintenance services	Porto Alegre	RS	8	7	6	3
	Rio de Janeiro	RJ	12	8	8	1
	São Paulo	SP	178	163	186	245
Marketing services	São Paulo	SP	17	18	26	26
ATMs and RE monitoring services	São Paulo	SP	25	20	16	7
Market research services	São Paulo	SP	4	7	6	6
Budget ning services	São Paulo	SP	14	6	5	5
Private Pension Fund services	São Paulo	SP	97	70	79	69
Credit recovery services	São Paulo	SP	1,164	1,985	3,147	3,304
Security services	Belo Horizonte	MG	14	12	5	12
	Porto Alegre	RS	1	1	5	4
	Rio de Janeiro	RJ	373	319	14	18
	São Paulo	SP	-	-	455	445
Support services	São Paulo	SP	-	-	4	66
Telecommunication services	Porto Alegre	RS	2	3	2	-
	São Paulo	SP	110	86	66	2
Telemarketing services	São Paulo	SP	741	686	675	373
Transportation and dispatch services	Rio de Janeiro	RJ	4	4	4	1
	São Paulo	SP	137	146	163	179
Banking products sales services	Belo Horizonte	MG	-	-	-	116
	Curitiba	PR	-	-	-	61
	Goiânia	GO	-	-	-	31
	Porto Alegre	RS	1	1	1	76
	Rio de Janeiro	RJ	-	-	-	387
	São Paulo	SP	225	223	219	1,515
Food area services	São Paulo	SP	152	161	233	263
Santander Brasil leisure area services	São Paulo	SP	34	26	67	67
Legal services	São Paulo	SP	7	15	57	154
Operating services	Belo Horizonte	MG	-	-	-	25
	Porto Alegre	RS	10	14	8	14
	Rio de Janeiro	RJ	1	1	2	33
	São Paulo	SP	213	354	812	1,337
Call center services	Porto Alegre	RS	-	1	2	1
	Rio de Janeiro	RJ	-	-	-	251
	São Paulo	SP	5	27	668	397
Temporary services	Porto Alegre	RS	1	-	-	-
	Rio de Janeiro	RJ	-	-	-	10
	São Paulo	SP	118	103	105	106
Production support	São Paulo	SP	78	66	85	201
Technical support	Belo Horizonte	MG	1	1	2	5
	Curitiba	PR	1	1	1	3
	Porto Alegre	RS	1	1	2	2
	Rio de Janeiro	RJ	1	2	2	14
	São Paulo	SP	229	257	737	1,421
Telephone operators and receptionists	Porto Alegre	RS	6	7	5	1
	Rio de Janeiro	RJ	4	2	1	1
	São Paulo	SP	288	283	314	161
Travels and tourism	São Paulo	SP	5	7	21	21
TOTAL			17,632	22.400 (*)	33.593 (*)	31.627 (*)

(*) It includes third parties of companies Isban e Produban

                                                        [Free English Translation]

c. Employee turnover rate

2010 - 1st quarter	dec-09	dec-10	Turnover
Santander Brasil	48,647	51,833	10.7%

2009 - after legal integration	may-09	dec-09	Turnover
Santander Brasil	47,697	48,647	6.9%

2008 - only Santander	dec-07	dec-08	Turnover
Santander Brasil	21,479	19,738	17.6%

2007 - only Santander	dec-06	dec-07	Turnover
Santander Brasil	21,270	21,479	18.5%

                                                        [Free English Translation]

d. registrant’s exposure to labor liabilities and contingent liabilities

Like in many other Brazilian financial institutions, we are defending ourselves from lawsuits filed by unions, or individual labor claims brought by employees who, in general, claim payment of worked overtime, salary loss and other labor rights, including suits related to retired employee claims regarding retirement benefits. We believe that we have already paid or properly provisioned all these potential liabilities. On December 31, 2010, the total amount of labor claims classified as possible and probable losses was approximately R$ 4,1 billion. Of this total, we provisioned R$ 2.8 billion for employment suits corresponding to losses considered as likely.

                                                        [Free English Translation]

14.2 Discuss any relevant changes occurred in relation to figures released in item 14.1 above.

The increase in headcount is due to the incorporation of Banco Real in 2009.

                                                        [Free English Translation]

14.3 Describe policies for remuneration of employees of the issuer, stating:

a. Policy for salaries and variable compensation

Aiming to ensure the interests of the Company in the short, medium and long term as well as the need for retaining talent in a competitive market, we implemented a policy of salaries and variable compensation that permeates throughout the organization, aligned with the best market practices.

This policy is based on the following premises:

•      meritocracy and acknowledge the individual contributions in achieving the goals and strategies of different areas of the Organization;

•      promote the good performance of the Company and ensure the interests of shareholders, through a commitment to medium and long term;

•      foster the professional development of staff; and

•      maintain the competitiveness of the remuneration of the Company, when compared with major competitors.

Always relying on principles of rigorous risk management, the policy on salaries and variable remuneration of employees of the Company has proven to be a decisive factor for the success of the Company avoiding excessive risk taking behaviors.

The policy on salaries and variable compensation aligns the interests of the Company and employees, on one hand, with sustainable growth and profitability of the Company businesses and, on the other hand, the recognition of the contribution of the employees to the activities of the Company.

b. Benefits policy

The Company maintains a benefits package that aims to strengthen the image by offering competitive policies on the market and with high quality, contributing to the engagement, attraction and retention of staff.

To ensure this competitiveness, the annual benefit package is compared with market best practices and trends.

Policies are developed and offered contemplating the individual according to their different needs, namely:

•      Employee’s Health

              Medical Care: provided to employees and their dependents enrolled in the , in the form of medical/hospital care. Ensures care in hospitals, clinics, doctor’s offices and laboratories and covers consultations, tests, surgeries, medical treatments and hospitalization in an accredited network.

                                                        [Free English Translation]

                Dental Care: provided to employees and their dependents enrolled in the  in the form of dental care. Assures the care in an accredited network.

                Preventive Health Actions: A set of preventive actions in order to promote the health of staff, as an example: the Pregnancy Program, Program on Smoking, AIDS Prevention and so on.

                Specialized Medical Center/Outpatient Clinics at Administrative Centers: specialized medical center aimed to promote the physical, mental and emotional health of all employees. Specialties met: nursing, dentistry, general practice, orthopedics, cardiology, ophthalmology and nutritionist.

•        Staff Welfare

              Private Pensions: The Holandaprevi’s main goal is the establishment, administration and execution of pension benefits s, supplementary to the general social security scheme, as provided by law.

                Gym Reimbursement: provided to all employees aimed to encourage healthy practices, such reimbursement is 50% of the amount limited to R$60.00.

Extraordinary Social Aid: financial assistance in the following situations: Expenses with medicines, medical treatments/procedures not covered by s under contracts, psychotherapy, funeral assistance, public disaster, help for children with disabilities and prostheses. Provided to employees who have salary of up to 10 minimum wages.

                Reimbursement of Sports Tournaments: provided to all employees in order to encourage healthy practices, such reimbursement is of 50% limited toR$ 300.00.

                Quality of Life Program: seeks to provide the physical and emotional balance of the employees, the Quality of Life Program was released in 2005, over the years were carried out several actions, such as: day Women's Day, Mother's Day, Father’s Day, Regular Activities (Coral of Santander Brazil Group, Lian Gong, Meditation, Yoga, Chess, Musicantes Project) Santander Éres Tu - 2010 (Educational Lectures, Rediscovering Downtown, Blood Donation, Visits to the Museums, June Festival, One day at school, Quis, this last action had more than 19,000 participants on June 7 and June 12.

•     Employee’s Family

                Life Insurance: provides compensation for death, personal injury or permanent disability of the insured or the beneficiary enrolled in the insurance application form. 50% coverage for spouse.

                Day Care/Nanny Aid: provided to employees in the form of monthly reimbursement of costs incurred for day care or similar institutions, of employees’s free choice, relating to children up to 6 years and 11 months, who are under their custody. This refund may also be prompted when the expenses related to payment of the maid hired as a nanny, duly registered in the labor booklet and registered with the Social Security (INSS). Provided in the collective bargaining agreement.

                                                        [Free English Translation]

                Scholarship for Children with Disabilities: provided to employees with children with intellectual disabilities, regardless of age. The amount of reimbursement is 70% of expenses limited to R$ 600.00.

•      Employee’s day to day

                Transportation Allowance: it is the money that the employer advances to the employee in the form of credit on payroll, to be used for home/work commuting expenses and vice versa.

                Meal Aid: consists in the provision of vouchers in the form of credit card to pay for meals and snacks in bars, restaurants, cafeterias and the like, during the workday. Provided in the collective bargaining agreement.

                Food Aid: provided to all employees, including those on leave for 180 days from the 1st day of leave, for the payment of purchases and food, in supermarkets, grocery stores etc. Provided in the collective bargaining agreement.

                Executive Car: car allowance in payroll, for the acquisition of a vehicle of choice of the executive, after a period of three years it is provided 50% of the amount of the first award for replacement of the car.

                Executive Restaurant: it is the provision of differentiated meals within the administrative centers for executives.

C. Characteristics of compensation s based on actions of non-management employees, identifying:

i. Groups of beneficiaries

The Company has two long-term compensation programs linked to price performance of the stock market, the Global Program and the Local Program.

Non-management employees who were appointed by the Board of Directors of the Company are eligible for Long Term Incentive s.

ii. Conditions for exercise

Global Program

For each cycle it is set a maximum number of shares for each beneficiary who continues working at Santander Group Spain during the . In the first 3 cycles, the goals whose fulfillment determine the number of shares distributed are defined by comparing the performance of Santander Group Spain in relation to a reference group of financial institutions and are related to two parameters: TSR and EPS growth. In the 4th cycle only the TSR parameter is used.

At the end of each cycle, the TSR and EPS growth (1st, 2nd and 3rd cycle) are calculated for Santander Spain and each of the reference entities and sorted in descending order. Each of the two criteria (TSR and EPS growth) will be weighted at 50% when calculating the percentage of shares to be delivered, based on the following scale and according to the relative position of Santander Spain in the reference group of financial institutions:

Santander Position in the TSR Ranking	Maximum Percentage of Shares to Deliver	Santander’s Position in the EPS Growth Ranking	Maximum Percentage of Shares to Deliver
1st to 6th	50%	1st to 6th	50%
7th	43%	7th	43%
8th	36%	8th	36%
9th	29%	9th	29%
10th	22%	10th	22%
11th	15%	11th	15%
12th and below	0%	12th and below	0%

                                                        [Free English Translation]

Entities in the reference group of financial institutions acquired by another company whose shares are no longer traded or no longer exist will be excluded from the reference group of financial institutions. In this case the comparison with the reference group of financial institutions will be made so that, for each of the parameters considered (STR and EPS growth), will be delivered the maximum percentage of shares if Santander Spain stays within the first quartile (including the 25th percentile) of the reference group of financial institutions; no share is delivered if Santander Spain is below the median (50th percentile) of the reference group of financial institutions; 30% of the maximum number of shares will be delivered if Santander Spain stays in the median (50th percentile). The percentage for positions between the median and first quartile (25th percentile) (none included) will be calculated by linear interpolation.

In the 4th cycle the STR parameter weight is 100%.

Local Program

The number of shares or options exercisable by the participants will be determined according to the result of the measurement of two parameters of performance of the Company: RTA and comparison, measured as percentage between the estimated annual Net Income, as determined by the Board of Directors for each applicable fiscal year and the annual Net Income realized in accordance with the IFRS for each applicable fiscal year. For the fiscal year 2009, exceptionally, it will be taken into account, to measure the budgeted Net Income and the realized Net Income, the IFRS criterion adopted by Santander Spain, due to the absence of target in the criteria mentioned in the previous paragraph. Each of these parameters will individually determine up to 50% of the number of options exercisable by the participant.

i. Exercise price

Global Program

The exercise price will be the market value at the date of the relevant exercise.

Local Program

SOP: The exercise price of the Options, to be paid by the participants for subscription of the Units will be R$ 23,50. The Exercise Price shall be adjusted according to:

▪     bonus share/Unit, split or grouping of shares promoted by the Company, or

▪     corporate reorganizations.

                                                        [Free English Translation]

PSP: The exercise price will be the market value at the date of the relevant exercise.

Deferral Program

The exercise price will be the market value at the date of the relevant exercise.

ii. Exercise periods

Global Program:

The cycles have a duration of three years, covering three fiscal years, fostering a commitment of eligible employees with long-term results.

Local Program:

SOP: The  has a duration of three years, covering three fiscal years, fostering a commitment of eligible employees with long-term results.  The period for exercise extends for over two years after the right to exercise the options.

PSP: The cycles have a duration of three years, covering three fiscal years, fostering a commitment of eligible employees with long-term results.

Deferral Program:

The cycles have a duration of three years, covering three fiscal years, fostering a commitment of eligible employees with long-term results.

iii. Number of shares committed by the

Global Program

Santander Spain and Santander Brazil, as also other subsidiaries of the Santander Spain Group, have compensation programs tied to the performance of the market price of their shares based on the achievement of certain goals listed below.

	Number of shares of maximum reference	Grant date	Date of start of exercise period	Final date of exercise period	Conditions for exercise
Opens as of December 31, 2010
I10	998,532	2007	27-Jul-07	31-Jul-10	TSR/BPS
I11	1,547,631	2008	15-Jan-08	31-Jul-11	TSR/BPS
I12	303,609	2009	1-Jul-09	31-Jul-12	TSR
I13	288,605	2010	1-Jan-10	31-Jul-13	TSR

Local Program

                                                        [Free English Translation]

In the Board of Directors Meeting held on December 23, 2009 and Extraordinary General Meeting of the Company held on February 3, 2010, the Local Program was approved, consisting of two independent s, namely an SOP and a PSP, whose details are described below.

Open s as of December 31, 2010	Maximum number of shares	Grant date	Date of start of exercise period	Final date of exercise period	Price for exercise (R$)
PSP – 4th Cycle	1,466,600	2010	3-Feb-10	20-Jul-12	-
SOP – 4th Cycle	1,064,271	2010	3-Feb-10	30-Jun-14	23.5
PSP – 5th Cycle	1,468,150	2011	3-Feb-11	30-Jun-13	-

Deferral Program

	Maximum number of shares	Grant date	Date of start of exercise period	Final date of exercise period	Price for exercise (R$)
1st Cycle	825,168	2011	31-Mar-12	31-Mar-14	-

14.4 Describe the relationship between the issuer and unions

The relationship of the Santander Brazil Group with more than 180 unions of bank employees on a national level is sustainable and has become stronger day by day.

It should be emphasized that the conduct of Santander Brazil as an employer is to respect all the rules that constitute the labor regulatory framework and the labor rights of its employees in order to remain at the highest level of employer paradigm for other companies.

At the same time we have a commitment to society, customers and stakeholders to unite more and more the economic values to the decisions of a bank that is always evolving its way of being and of doing business.  Accordingly, it is extremely important that we direct our efforts, dedication and commitment to seek a constructive relationship with the employee representatives.

It is obvious and natural that, within a democratic process of negotiation in the capital v. labor relationship, many of the negotiations undertaken with the union result in agreements. Also, in regard to the ongoing process of dialogue and negotiation it is pertinent to note that Santander Brazil maintains the so-called CRT - Labor Relations Committee and the Health Forum in order to analyze and resolve issues brought by the union movement. Moreover, it is extremely important and imperative to emphasize that Santander Brazil has a Specific Agreement with union representatives which regulates numerous issues, among which some of incorporated banks, the pre-retirement leave with pay, allowances of indemnity and Profit Sharing Program - PPR, among others.

We can honestly state that the belief of the Santander Brazil Group is that we can only achieve our objectives establishing in our day-to-day relationships of trust with our colleagues, customers, suppliers and society and, without a doubt, in this high level of relationship we also include the banking profession and the union movement as a whole. The effort is and will be constantly in search of the resolution of possible conflicts arising from the employment relationship, whether individual or collective.

                                                        [Free English Translation]

15.          Control

15.1        Identify the shareholder or group of controlling shareholders, informing as regards each one of them:

a.            name

b.            nationality

c.            Taxpayer Registration Individuals (CPF)

                Taxpayer Registration Legal Entities (CNPJ)

d.           quantity of shares held, by class and category

e.            percentage of shareholding in relation to the respective class or category

f.             percentage of shareholding in relation to the total authorized capital

g.            if it participates in the shareholder agreement

h.           if the shareholder is a legal entity, a list containing the information referred to in sub-items “a” to “d”, regarding its’ direct and indirect controlling shareholders, even the controlling shareholders who are natural persons, even if such information is treated as confidential by force of legal business or by the legislation of the country where the partner is organized or domiciled

i.             date of the last alteration

Main Shareholders	Taxpayer Registration Legal Entities	Nationality	Common Shares	Percentage of Common Shares	Preferred Shares	Percentage of Preferred Shares	Percentage of the Total of the Capital Shares
Grupo Empresarial Santander, S.L.	06.164.067/0001-48	Spain	74,967,225,596	35.22%	63,531,985,888	34.12%	34.71%
Sterrebeeck B.V.	09.473.556/0001-70	The Netherlands	99,527,083,105	46.76%	86,492,330,355	46.45%	46.62%
Santander Insurance Holding, S.L.	10.697.131/0001-23	Spain	206,663,606	0.10%	22	(*)	0.05%
Other	-	-	38,140,759,447	17.92%	36,178,068,886	19.43%	18.62%
Total	-	-	212,841,731,754	100.00%	186,202,385,151	100.00%	100.00%

*Interests below 0.01%.

The tables below present the distribution of the corporate capital of the shareholders of Santander Brasil that hold 5.0% or more of the shares of its corporate capital:

                                                        [Free English Translation]

Grupo Empresarial Santander, S.L.

Main Shareholders	Taxpayer Registration Legal Entities	Nationality	Common Shares	Percentage of Common Shares	Preferred Shares	Percentage of Preferred Shares	Percentage of the Total of the Capital Shares
Santander Espanha	-	Spain	468,793,507	99.10%	-	-	99.15%
Santander Investment, S.A.	-		1.787.400	0.37%	-	-	0.37%
Santander Investment I, S.A.	-		2.442.373	0.51%			0.51%
Total	-		473,023,280	100.00%	-	-	100.00%

Sterrebeeck B.V.

Main Shareholders	Taxpayer Registration Legal Entities	Nationality	Common Shares	Percentage of Common Shares	Preferred Shares	Percentage of Preferred Shares	Percentage of the Total of the Capital Shares
Santander Espanha	-	Spain	2,639,306	100.00%	-	-	100.00%
Total	-	-	2,639,306	100.00%	-	-	100.00%

Santander Espanha

Santander Espanha is an open capital financial institution, headquartered in Spain, and its shares are traded at stock exchanges. Its capital is diluted and on December 31, 2009, no shareholder held individually substantial interest. It means that no shareholder owns, on an individual basis, over 3% of the corporate capital of Santander. Under the Annual Report 2010 of Santander Espanha available on site http://www.santander.com, section Informe de Gobierno Corporativo, Estructura de Propriedad, Participaciones Relevantes. It appears in the share interests registrations of Santander Spain the interests of Chase Nominees Limited, of 10.24%, of the State Street Bank & Trust, of 9.52%, of the EC Nominees Ltd., of 6.45%, of the Bank of New York Mellon, of 5.05%, of the Guaranty Nominees Limited, of 3.73% and of the Société Générale, of 3.28%. Such interests, however, are not interests held on an individual basis by one sole person but it is the total interest of the clients represented by each of these institutions. The table below shows the composition of capital of Santander Spain on December 31, 2010:

                               Composition of Corporate Capital – Santander Espanha

	Amount of Shares	(%) of the corporate capital
Directors of the Board	253,156,054	3.04
Institutional Investitors	4,926,897,662	59.15
Minority Shareholders	3,149,068,382	37.81
Total	8,329,122,098	100.00

                                                        [Free English Translation]

15.2. Provide the following tabular information about any shareholder or group of shareholders voting jointly or collectively sharing similar interests, which in the aggregate hold ownership interest representing at least 5% of a single kind or class of shares issued by the registrant other than listed under item 15.1:

a.            name

b.            nationality

c.            federal (corporate or individual) taxpayer number (CNPJ / CPF)

d.           number of shares, segregated by kind and class of shares

e.            proportionate holding, as a percentage of total shares of each particular kind and class, and as a percentage of total issued and outstanding shares representing the capital stock, irrespective of kind or class

f.             indicate whether any such shareholder or group of shareholders entered into any shareholders’ agreement

g.            date of the last amendment

All shareholders with stake above 5% were mentioned in item 15.1

                                                        [Free English Translation]

15.3. Provide the following tabular information on allocation of shares issued and outstanding as of the date of the most recent shareholders’ meeting:

a.            number of individual shareholders

b.            number of corporate shareholders

c.            number of institutional investors

d.           number of issued and outstanding shares, segregated by kind and class

The table below describes the capital distribution with base date of March 31, 2010.

Outstanding shares on March 31, 2011
Number of individual shareholders[1]		181,744
Number of legal entity shareholders[2]		118,318
Number of institutional investors[3]		916
Number of outstanding shares[1]	Quantity	%
Common Shares (in thousands of shares)	33,595,099	17.915003
Preferred Shares (in thousands of shares)	32,042,708	19.424479
Total	65,637,807	18.619356

1                      Outstanding shares representing all shares of the issuer, except those held by the majority holder, persons connected to him, the officers of the issuer and the shares held in treasury.

                                                        [Free English Translation]

15.4. Provide a chart depicting the ownership structure, and identifying each and all of the direct and indirect controlling shareholders (through to the ultimate beneficial owner), as well as any holder of shares representing at least 5% of a single kind or class of shares issued by the registrant, since they are compatible with the information presented under items 15.1 and 15.2

                                                        [Free English Translation]

15.5. With regard to any shareholders’ agreement registered at the registrant’s head office or any agreement in which the controlling shareholder(s) appear(s) as contracting party(ies), which in any event regulate share transfers or the exercise of voting rights in the shares issued by the registrant, please provide the following information:

a. parties to the agreement;

b. date of the agreement;

c. term of effectiveness;

d. detailed description of the provisions concerning exercise of voting rights;

e. description of clauses related to appointment of directors

f. detailed description of the provisions concerning transfers of shares;

g. detailed description of the provisions establishing voting restrictions or in any way tying the voting rights of any members of the board of directors

Currently, Santander Brasil has no shareholder agreement in force.

                                                        [Free English Translation]

15.6. Provide information on material changes in ownership interest held by participants in the controlling group and by the registrant’s directors and officers

Companies	December 31, 2008		December 31, 2009		December 31, 2010
	ON	PN	ON	PN	ON	PN
Grupo Empresarial Santander SL	72,504,460,154	61,391,761,173	74,967,225,596	63,531,985,888	74,967,225,596	63,531,985,888
Sterrebeeck, B V	0	0	99,527,083,105	86,492,330,355	99,527,083,105	86,492,330,355
Santander Insurance Holding, S.L.	0	0	4,745,083,646	4,125,836,422	206,663,606	22

                                                        [Free English Translation]

15.7. Please provide other information the issuer deems relevant

Item 15.1

"(a) On October 29, 2010. Qatar Holding Luxembourg II S.à subscribed the bonds issue by Santander Spain, in the total amount US$2.718.800.000,00; wich are mandatorily exchangeable for equivalent, on the date of acquisition these bonds, to 5,00024% of the Santander Brasil capital; subject to certain contractual arrangements, on October 29, 2013.

                                                        [Free English Translation]

16. Transactions with related parties

16.1. Describe the issuer’s rules, policies and practices relating to transactions with related third parties (as defined in the accounting rules addressing this subject).

On September 22, 2010, the Board of Directors approved the Policy on Related Party Transactions for the purpose of establishing rules to ensure that all decisions, especially those involving related parties and other situations with potential conflict of interests are taken considering the interests of Santander Brazil and its shareholders, observing values, fees and terms usually practiced in the market, on a commutative basis.

The definitions related to the issue in Accounting Pronouncement CPC No. 5, issued by the Accounting Pronouncements Committee and approved by the CVM through CVM Resolution No. 560 of December 11, 2008 were used to develop the policy.

The rules that must be observed for the conclusion of transactions with related parties have also been provided, such as:

i. The Company must observe the same contracting rules and criteria that it uses to select service providers as long as, in accordance with the policy, operations are contracted on a commutative basis, i.e., at prices, terms and conditions prevailing in the market at the time of its approval, always in compliance with the legal and ethical norms, including the limitations imposed by banking laws and regulations;

ii. All operations of the same nature with related parties involving disbursement by the Company of amounts equal to or exceeding 1% (one percent) of the net worth of Santander Brazil indicated in the last balance sheet approved by the Ordinary General Meeting, either individually or cumulatively, every 12 consecutive months, shall observe the following requirements and procedures for its formalization:

1.    the operation must be first approved by the Board of Directors, through the affirmative vote of the absolute majority of its members, excluding the directors who may be involved in the operation, observing the provisions of paragraph 5.1 below; and

2.    should the absolute majority of the members of the Board of Directors refrain from deliberating on a given operation with a related party, it can only be concluded if approved by most members of the Board who are not involved in the operation in question;

iii. If the Company may enter into a transaction with (a) any member of the Board of Directors or a statutory director; or (b) a company where the people mentioned in item (a) are members or shareholders with more than 20%, the following rules must be observed:

1.       if it is not a daily operation or one for service provision, the operation must be underpinned by an assessment report issued by a leading company not involved in the transaction, demonstrating that such operation will be performed in market conditions; and

                                                        [Free English Translation]

2.      the operation shall be conducted through channels usually competent in the structure of Santander Brazil;

iv. Notwithstanding the provisions in items ii and iii above, the Board of Directors, in accordance with the policies established by this agency, may grant prior authorization for the formalization of certain operations with related parties without complying with the procedures set out above, observing the applicable legislation;

v. Contracts with related parties will be subject to systematic audit by the internal and external auditors of the Bank and their opinions will be submitted to the Audit Committee;

vi. The Audit Committee will be responsible, within the scope of their duties, for the previous analysis of contracts with related parties, which will be submitted to the Board of Directors in accordance with items ii and iv, and they shall issue a recommendation about the operation to be contracted;

vii. Contracts between related parties shall be always made in writing, detailing the main characteristics (rights, responsibilities, quality, prices, costs, maturity dates, etc.); and

viii. Service Agreements between the Company and its Controlling Shareholder or related parties must be aligned with the interests of all shareholders of Santander Brazil. In particular, such contracts shall not be based on turnover/revenue, since a portion of the remuneration of the Controlling Shareholder or related party will not depend on the Company's operating performance.

All collaborators and officers of the Group Santander Brazil are subject to the policy. The Company's officers must, when they identify such a matter, express their manifestation immediately about the conflict of interests. Additionally, they must absent themselves from discussions on the topic and refrain from voting. However, the policy provides for the possible participation of officers in the meetings that decide on the matter which is conflicted, just to provide more information about the transaction and the parties involved. In this case, they must be absent from the final part of the discussion, including the voting procedure of the matter.

When the officers take office, they must sign a document stating that they have received, read and undertaken to follow the Policy on Related Party Transactions.  This policy is also aligned with the requirements of the Corporations Law, wich stipulates in its article 155, that the officer shall act with loyalty to the company, demanding that the company’s interests always outweigh the personal interests of decision makers. Furthermore, Article 156 stipulates that, if there is conflict of interests, the officer shall inform the others, and the Board of Directors, about the situation of conflict, being thus prevented from intervening in the operation and he must register the nature and extent of his interest in the minutes of the Board of Directors’ Meeting.

Finally, the Company provides detailed information about transactions between Santander Brazil and related parties, in compliance with the requirements of Level 2 of the BM&F Bovespa and the applicable regulations.

                                                        [Free English Translation]

16.2. With regard to related party transactions which, according to the accounting standards, should be disclosed in the issuer's individual or consolidated financial statements, and have been performed in the past three years or are in effect in the current year, inform:

a. Name of related parties

b. their relationship with the issuer

c. date of the transaction

d. subject matter of the contract

e. amount of the transaction

f. current balance

g. amount corresponding to the interest of such related party in the transaction, whenever determinable

h. guarantees and related insurance

i. duration

j. Termination or rescission conditions

k. whenever such relationship involves loans or other type of debt, inform:

i. nature and reasons for the transaction

ii. Interest rate charged

                                                        [Free English Translation]

	2010			2009			2008
Thousands of Reais	Parent	Joint-controlled companies	Other Related-Party (1)	Parent	Joint-controlled companies	Other Related-Party (1)	Parent	Joint-controlled companies	Other Related-Party (1)

Assets
Trading derivatives, net	35.513	-	(125.147)	35.331	-	(84.068)	(160.648)	-	(5.053)
Banco Santander, S.A. – Spain	35.513	-	-	35.331	-	-	(160.648)	-	-
Santander Benelux, S.A., N.V.	-	-	(118.521)	-	-	(66.259)	-		3.433
Abbey National Treasury Services Plc	-	-	(33.076)	-	-	(24.028)	-	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	26.450	-	-	5.739	-	-	-
Others	-	-	-	-	-	480	-	-	(8.486)
Loans and amounts due from credit institutions	4.262.254	269.667	277.807	1.288.558	335.526	909	4.318.976	455.844	7.001.050
Banco Santander, S.A. – Spain (2)	4.262.254	-	-	1.288.558	-	-	4.318.976	-	-
Santander Benelux, S.A., N.V.	-	-	258.261	-	-	-	-	-	2.326.781
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	263.559	-	-	297.772	-	-	380.808	-
Companhia de Arrendamento Mercantil RCI Brasil	-	6.108	-	-	37.754	-	-	75.036	-
Banco Santander Totta, S.A.	-	-	729	-	-	901	-	-	-
Abbey National Treasury Services Plc	-	-	18.817	-	-	-	-	-	4.674.000
Others	-	-	-	-	-	8	-	-	269

    [Free English Translation]

	2010			2009			2008
Thousands of Reais	Parent	Joint-controlled companies	Other Related-Party (1)	Parent	Joint-controlled companies	Other Related-Party (1)	Parent	Joint-controlled companies	Other Related-Party (1)

Assets
Other Assets	27.090	795	2.457	115	541	27	1.924	111	123.313
Banco Santander, S.A. – Spain	27.090	-	-	115	-	-	1.924	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	529	-	-	323	-	-	-	-
Companhia de Arrendamento Mercantil RCI Brasil	-	266	-	-	218	-	-	-	-
Santander Overseas Bank, Inc – Puerto Rico	-	-	2.457	-	-	-	-	-	-
Others	-	-	-	-	-	27	-	111	123.313

    [Free English Translation]

	2010			2009			2008
Thousands of Reais	Parent	Joint-controlled companies	Other Related-Party (1)	Parent	Joint-controlled companies	Other Related-Party (1)	Parent	Joint-controlled companies	Other Related-Party (1)

Liabilities
Deposits from credit institutions	(2.167.452)	(76.340)	(1.940.158)	(2.741.547)	(15.142)	(546.805)	(4.071.725)	(40.229)	(1.399.331)
Banco Santander, S.A. – Spain (3)	(2.167.452)	-	-	(2.741.547)	-	-	(4.071.725)	-	-
Grupo Banesto: Sociedades consolidables	-	-	(75.477)	-	-	(157.283)	-	-	-
Abbey National Beta Investments Limited	-	-	-	-	-	(387.616)	-	-	-
Banco Madesant - Sociedade Unipessoal, S.A. (4)	-	-	(1.857.963)	-	-	-	-	-	-
Banco Santander, S.A. – Uruguay	-	-	(6.538)	-	-	(25)	-	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(73.270)	-	-	(12.516)	-	-	-	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(3.070)	-	-	(2.626)	-	-	(25.589)	-
Others	-	-	(180)	-	-	(1.881)	-	(14.640)	(1.399.331)
Liabilities
Customer deposits	-	-	(375.869)	-	-	(455.733)	-	(85.198)	(120.400)
ISBAN Brasil S.A.	-	-	(129.500)	-	-	(112.134)	-	-	(73.153)
Produban Serviços de Informática S.A.	-	-	(43.439)	-	-	(43.138)	-	-	(35.438)
Universia Brasil S.A.	-	-	(3.218)	-	-	-	-	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(198.236)	-	-	(192.139)	-	-	-
Fundo de Investimento Multimercado Menorca Crédito Privado	-	-	-	-	-	(106.506)	-	-	-
Others	-	-	(1.476)	-	-	(1.816)	-	(85.198)	(11.809)
	2010			2009			2008
Thousands of Reais	Parent	Joint-controlled companies	Other Related-Party (1)	Parent	Joint-controlled companies	Other Related-Party (1)	Parent	Joint-controlled companies	Other Related-Party (1)

Liabilities
Subordinated liabilities (5)	-	-	-	(1.667.219)	-	-	-	-	-
Banco Santander, S.A. – Spain	-	-	-	(1.667.219)	-	-	-	-	-
Other Liabilities - Dividends and Bonuses Payable	-	-	(1.704.884)	-	-	(1.392.079)	-	-	(1.352.252)
Grupo Empresarial Santander, S.L. (6)	-	-	(726.925)	-	-	(570.414)	-	-	(567.344)
Santander Insurance Holding, S.L.	-	-	(1.037)	-	-	(81.701)	-	-	(784.892)
Sterrebeeck B.V. (7)	-	-	(976.922)	-	-	(739.683)	-	-	-
Produban Serviços de Informática S.A.	-	-	-	-	-	(281)	-	-	-
Others	-	-	-	-	-	-	-	-	(16)
Outras obrigações	(6.353)	-	(52.586)	(9.266)	-	(59.922)	(12.075)	(7.925)	(28.459)
Banco Santander, S.A. – Spain	(6.353)	-	-	(9.266)	-	-	(12.075)	-	-
Santander Insurance Holding, S.L.	-	-	(52.358)	-	-	(59.922)	-	-	-
ISBAN Brasil S.A.	-	-	(228)	-	-	-	-	-	(6.368)
Others	-	-	-	-	-	-	-	(7.925)	(22.091)

(*) All loans and amounts to related parties were made in our ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

(1)  Refers to the Company's subsidiaries (Banco Santander, S.A .- Spain).

(2)  Loans and advances to credit institutions - Santander Spain: in 2010 refers to the application of available resources abroad (operation overnight) - Interest of 0.22% pa maturing on January 3, 2011, operations in 2009 had interest rates of 0.07% pa maturing in January 2010.

(3)  Deposits from credit institutions - Santander Spain: in 2010 refers to the capture of resources by operations overseas transfers intended for application in commercial transactions with the Company's customers - Interest of 0.38% and 7.89% plus exchange variation due until January 15, 2015, operations in 2009 had interest rates between 0.43% and 6.8% plus exchange variation due until 2014.

(4)  Deposits of credit institutions - Bank Madesant - Unipersonal S.A.: 2010 refers to the capture of Assets by Deposits (Time Deposits) - Rate of 1.76375% due until February 28, 2011.

(5)  Subordinated debt - Santander Spain: in 2009 refers to the raising of resources through subordinated debt securities used in commercial operations of Santander Brasil with interest of 13.8% pa maturing through 2019.

(6)  Other liabilities - dividends and bonuses payable - Sterrebeeck BV: 2010 refers to the distribution of dividends and interest on capital's profit for the year ended 2010. (46.6163% equity stake), due on February 25, 2011, in 2009 dividends and interest on capital for profit for the year ended 2009, maturing in February 2010.

(7)  Other liabilities - dividends and bonuses payable - Grupo Empresarial Santander, SL: 2010 refers to the distribution of dividends and interest on capital's profit for the year ended 2010. (34.7077% equity stake), due on February 25, 2011, in 2009 dividends and interest on capital for profit  for the year ended 2009, maturing in February 2010.

                                                        [Free English Translation]

16.3. With regard to each of the transactions or set of transactions referred to in item 16.2 and which was carried out in the past financial year: a) identify the measures taken in case of conflict of interests; and b) demonstrate the strictly commutative character of the conditions agreed or the appropriate compensatory payment

In 2010, Santander Brazil approved the Policy on Related Party Transactions for the purpose of establishing rules to ensure that all decisions, especially those involving related parties and other situations with potential conflict of interests are taken considering the interests of Santander Brazil and its shareholders, observing values, fees and terms usually practiced in the market, on a commutative basis.

Our officers, who may eventually carry out transactions with related parties, are bound by the policy to sign a document stating that they have received, read and undertaken to follow the Policy on Related Party Transactions. If there is no voluntary manifestation by the officer with regard to operations that may present a conflict of interest, such omission is considered a violation of the conflict of interest policy of Santander Brazil, and thus will be taken to the Board of Directors for evaluation of a possible corrective action.

Another mechanism used to deal with the conflict of interest occurs when Santander Brazil will enter into a transaction with (a) any member of the Board of Directors or Statutory Director; or (b) a company where the people mentioned in item (a) are members or shareholders with more than 20% and that does not characterize a daily operation or one for service provision, the operation must be underpinned by an assessment report issued by a leading company not involved in the transaction, demonstrating that such operation will be performed in market conditions; and that the operation shall be conducted through channels usually competent in the structure of the Company.

The policy also provides that all contracts with related parties are subject to systematic audit by the internal and external auditors of the Company  and their opinions will be submitted to the Audit Committee.

Finally, the Company provides detailed information about transactions between Santander Brazil and related parties, in compliance with the requirements of Level 2 of the BM&F Bovespa and the applicable regulations.

                                                        [Free English Translation]

17.    Authorized Capital

17.1. Draw-up  the following table containing the following information concerning the authorized capital:

a) issued equity, separated by category and class		b) issued equity, separated by category and class		c) issued equity, separated by category and class		d) due date to pay-in	e) authorized capital, informing quantity of shares, amount and date authorized	f) securities convertible into shares	g) conditions for conversion
R$ 62.828.201.614,21		R$ 62.828.201.614,21		R$ 62.828.201.614,21		Not applicable	500.000.000.000 Common or Preferred Shares Date of authorization: 31 August 2009	None	Not applicable
Common Shares 212,841,731,754	Preferred 186,202,385,151	Common Shares 212,841,731,754	Preferred 186,202,385,151	Common Shares 212,841,731,754	Preferred 186,202,385,151

                                                        [Free English Translation]

17.2. In relation to Santander Brasil’s capital increases, inform:

2008

a) date of deliberation	b) Organ that deliberated the increase	c) date of issue	d) Total amount of increase	e) Quantity of securities issued, separated by category and class	f) issue price	g) form of paying-in	h) Criteria used to determine the value of the issue (article 170 § 1 of the Joint Stock Company Law	i) Indication whether the subscription was public or private	j) Percentage which the increase represents in relation to the authorized capital immediately previous to the capital increase
04/06/2008 (authorization) 25/07/2008 (ratification)	BofD (authorization) GSM (ratification)	04/06/2008	R$ 800,000,000.00	Common Shares 1,947,003,210	R$ 216.8329 per lot of a thousand shares	Valid national currency	(Paragraph 1, subsection III of article 170 of the Joint Stock Company Law) Average of the closing listed price verified in the period of 01 April to 30 May 2008 at the BM&FBOVESPA	Particular	9.60%
				Preferred 1,715,473,802
29/08/2008	GSM	29/08/2008	R$ 38,020,752,911.73	Common Shares 101,282,489,547	Does not apply (capital increase due to share incorporation – article 252 of the Joint Stock Company Law)	Does not apply (capital increase due to share incorporation – article 252 of the Joint Stock Company Law)	Does not apply (capital increase due to share incorporation – article 252 of the Joint Stock Company Law)	Does not apply (capital increase due to share incorporation – article 252 of the Joint Stock Company Law)	416.37%
				Preferred 88,017,837,061

                                                        [Free English Translation]

2009

a) date of deliberation	b) Organ that deliberated the increase	c) date of issue	d) Total amount of increase	e) Quantity of securities issued, separated by category and class	f) issue price	g) form of paying-in	h) Criteria used to determine the value of the issue (article 170 § 1 of the Joint Stock Company Law	i) Indication whether the subscription was public or private	j) Percentage which the increase represents in relation to the authorized capital immediately previous to the capital increase
14/08/2009	GSM	14/08/2009	R$ 2,471,412,512.70	Common Shares 7,710,342,899	Does not apply (capital increase due to share incorporation – article 252 of the Joint Stock Company Law)	Does not apply (capital increase due to share incorporation – article 252 of the Joint Stock Company Law)	Does not apply (capital increase due to share incorporation – article 252 of the Joint Stock Company Law)	Does not apply (capital increase due to share incorporation – article 252 of the Joint Stock Company Law)	5.24%
				Preferred 6,700,543,282
06/10/2009 (authorization) 13/10/2009 (ratification)	BofM (authorization) BofM (ratification)	06/10/2009	R$ 12,337,500,000.00	Common Shares 28,875,000,000	R$ 23.50 per Unit (each Unit corresponds to 55 common shares and 50 preferred shares PN)	Valid national currency	Verification of the result of gathering the investment intentions (Procedure for Book Building) promoted by the offer coordinators and by the international placement agents, in accordance with the provisions of § 1, subsection II and § 7 of article 170 of the Joint Stock Company’s Law and Instruction 400 issued by the Securities Commission (CVM) on 29 December 2003. (“CVM” Instruction 400)	Public	24.86%
				Preferred 26,250,000,000
29/10/2009	BofM	29/10/2009	R$ 844,957,728.00	Common Shares 1,977,560,640	R$ 23,50 per Unit (each Unit corresponds to 55 common shares and 50 preferred shares PN)	Valid national currency	Partial exercise of option of the Supplementary Units Lot of the International Offer by Credit Suisse (USA) LLC. Issue price verification is the result of gathering investment intentions (Procedure for Book Building) promoted by the offer coordinators and by the international placement agents, in accordance with the provisions of § 1, subsection II and § 7 of article 170 of the Joint Stock Company’s Law and Instruction 400 issued by the Securities Commission (CVM) on 29 December 2003.	Public	1.36%
				Preferred 1,797,782,400

                                                        [Free English Translation]

2010

a) date of deliberation	b) Organ that deliberated the increase	c) date of issue	d) Total amount of increase	e) Quantity of securities issued, separated by category and class	f) issue price	g) form of paying-in	h) Criteria used to determine the value of the issue (article 170 § 1 of the Joint Stock Company Law	i) Indication whether the subscription was public or private	j) Percentage which the increase represents in relation to the authorized capital immediately previous to the capital increase
27/04/2010	EGSM	Not applicable (Capital increase due to capitalization of capital reserves without equity issue)	R$ 22,130,211.93	Not applicable (Capital increase due to capitalization of capital reserves without equity issue)	Not applicable (Capital increase due to capitalization of capital reserves without equity issue)	Not applicable (Capital increase due to capitalization of capital reserves without equity issue)	Not applicable (Capital increase due to capitalization of capital reserves without equity issue)	Not applicable (Capital increase due to capitalization of capital reserves without equity issue)	0.03%

                                                        [Free English Translation]

17.3       With regard to splits, groupings and bonuses inform by means of a table:

                a.            Date of deliberation

                b.            Quantity of shares before adoption, separated by category and class

                c.            Quantity of shares after adoption, separated by category and class

Does not apply seen that there have been no splits, groupings or bonuses in the last three fiscal years.

                                                        [Free English Translation]

17.4       With regard to Santander Brasil capital reductions, inform:

                a.            Date of deliberation

                b.            Date of reduction

                c.            Total amount of reduction

                d.           Quantity of shares cancelled by reduction, separated by category and class

                e.            Amount reimbursed per share

                f.             Form of reimbursement

                i.             Money

ii.           If in assets, describe assets

iii.         If in rights, describe rights

g.            Percentage which the reduction represents in relation to the authorized capital immediately previous to the capital reduction.

                h.           Reason for the reduction

Does not apply seen that there have been no capital reductions in the last three fiscal years.

                                                        [Free English Translation]

17.5       Supply other information which Santander may deem relevant

All relevant information has been revealed in the items above.

                                                        [Free English Translation]

18.         Securities

18.1       Describe the rights of each share class and category issued:

a.            right to dividends

Santander Brasil’s Articles of Association foresee that a quantity not less than 25% of the adjusted net profit, subtracting the allocations for legal and contingency reserves must be available for distribution in the form of dividends or interest over own capital in any fiscal year.

Preferred Shares are assured the right to participate with priority in the dividend distribution and interest over own capital, to an amount 10% greater than the amount attributed to the Common Shares.

According to our Articles the dividends that are not redeemed by shareholders within 3 years from the beginning of payment, shall lapse.

b.            voting rights

Each Common Share grants its respective owner the right to one vote at the Ordinary and Extraordinary General Meetings.

Our Preferred Shares do not grant the right to vote in the deliberations of General Meetings, except with regard to the following matters:

(i)           transformation, incorporation, merger or split-up of Santander Brasil;

(ii)          adoption of agreements signed between Santander Brasil and its Controlling Shareholder, directly or through third parties, always deliberated in General Meetings;

(iii)        evaluation of assets destined to pay capital increases of Santander Brasil;

(iv)         choosing a specialized company to determine the economic value of Santander Brasil, in case of cancellation of the public company registration and/or leaving Level 2 (excepting, however, that in case of migration to a New Market of the BM&FBOVESPA which would imply the adoption of additional corporate governance practices);

                                                        [Free English Translation]

(v)          alteration or revoking of statutory provisions which alter or modify any of the requirements foreseen in Section 4, item 4.1 of the Level 2 Regulations, albeit that this right shall only be granted while the Level 2 Regulations remain in force.

The Brazilian Joint Stock Company Law establishes that shares with no voting rights or shares with restricted voting rights, including Preferred Shares must be granted the right to unrestricted voting if the Company during three consecutive fiscal years distributes no fixed dividend or minimum attributed to these shares, until the respective distributions take place.

c.            convertibility into another share category or class, indicating:

i.             conditions

ii.           effects over authorized capital

The general shareholders meetings may deliberate with regard to the conversion of Preferred Shares into Common Shares, establishing the reason for conversion and the effects on the authorized capital.

d.           rights to capital reimbursement

Right of Withdrawal

Shareholders who disagree or abstain from voting certain measures taken during the general shareholders meeting, have the right, in accordance with the Joint Stock Company Law, to withdraw from the Company and to receive the value of their shares.

According to the Joint Stock Company Law, the right of withdrawal of the shareholder may be exercised in the following circumstances, among others:

(ii)          modification of the preferences, privileges or a redemption or amortization condition granted to Preferred Shares, or the creation of a new and more favored class of Preferred Shares (and in this case only the shareholders disadvantaged by such a modification or creation shall have the right of withdrawal);

(iii)        split-up (in the specific circumstances described below):

(iv)         alteration of the corporate object;

                                                        [Free English Translation]

(v)          acquisition of a majority shareholding in the Company, if the price of acquisition lies outside the limits established by the Joint Stock Company Law;

(vi)         merger with another company, if the Company is not a successor company, or in the case of the Company being incorporated by another company; or

(vii)       approval of the participation in a group of companies (as defined by the Joint Stock Company Law.

The Joint Stock Company Law also establishes that any deliberation regarding a split-up which: (a) causes an alteration in the corporate object, except if the equity has been transferred to a company whose principal activities are consistent with the corporate object of the Company; (b) reduces the mandatory dividends; or (c) causes the association of a group of companies (as defined by the Joint Stock Company Law); shall confer the shareholder with the right to withdraw.

In the cases which (a) the Company merges with another company in circumstances which it becomes the successor company, or (b) the Company is incorporated by another company or (c) the Company participates in a group of companies (as defined by the Joint Stock Company Law), the shareholders shall not be authorized to withdraw from the Company, if their respective Shares are (i) clear, defined as part of the BM&FBOVESPA index or any other stock exchange index (as defined by the Securities Commission (CVM)) and

(ii) pulverized so that the Controlling Shareholder or the companies which he controls, hold less than 50% of the Shares.

The right of withdrawal expires 30 days after the publication of the pertaining minutes of the general shareholders meetings.  The Company is authorized to reconsider any measure which gives cause to a withdrawal within 10 days after the validity of these rights, if the Share redemption of the dissident or non-voting shareholders should harm the financial stability of the Company.

If the shareholders exercise the withdrawal rights, they shall have the right to receive the amount of the net book value of the shares, based on the last accounts adopted by the shareholders.  If the deliberation which originated these rights should be taken in a period later than 60 days after the adoption of the last accounts, the shareholder may demand that his shares be valued according to new accounts, with a date not less than 60 days after the date of the resolution.  In this case, the Company must immediately pay 80% of the net equity value of the Shares; in accordance with the most recent accounts adopted by the shareholders, and the balance must be paid within 120 after the date of the resolution of the general shareholders meeting.

                                                        [Free English Translation]

Share Redemption

Redemption is the payment of the value of the company’s shares so that such shares do not remain outstanding any longer, which may be accomplished with or without reduction of the capital stock.

According to the Joint Stock Company Law, the Company may redeem Shares through a resolution adopted by the general shareholders meeting, by shareholders who represent at least 50% of the Shares affected by the redemption.  The Share redemption may be paid with profits, profit reserves or capital reserves.  In case the share redemption does not apply to all the Shares, the redemption shall be by drawing lots.  In case of Shares in custody being chosen in the lot drawing and no rule having been established in the custody contract, the financial institution shall specify, on a pro-rata basis, the Shares to be redeemed.

e. Right to participate in a public offer as a consequence of disposal of control

According to the bylaws of Santander Brasil, the disposal of the company’s control, directly or indirectly, either by means of a single or a series of successive transactions, may be contracted under the suspensive or resolutory condition that the purchaser undertakes to make a public offer for the acquisition of (common and preferred) shares of the other shareholders, with due regard for the conditions and timeframe provided for by the prevailing legislation and in Level 2 Regulation, in order to guarantee a treatment equal to that afforded to the disposing Controlling Shareholder.

The same offer must also be requested 1) in cases of an onerous assignment of rights to subscribe for shares and other securities or rights on concerning convertible securities that may entail the disposal of the Company’s control  or 2) in case of disposal of the control of a company that holds the Power to Control the Company, in which case the disposing Controlling Shareholder will be obligated to declare to BM&FBOVESPA the value attributed to the Company in this disposal and to attach supporting documentation.

Selling shareholders may not transfer the ownership of their Shares should the Purchaser fail to sign the instrument of consent of the controlling shareholders provided for by Level 2 Regulation, to be immediately submitted to BM&FBOVESPA.

                                                        [Free English Translation]

Still according to the bylaws of Santander Brasil, anyone already holding Shares in the Company and that may acquire the Power to Control as a consequence of a private instrument of purchase of shares executed with the Controlling Shareholder involving any quantity of Shares will be obligated to:

(i)           implement the public offer with due regard for the terms above; and

(ii)          reimburse the shareholders from whom it has purchased shares in the stock market in the 6 months preceding the date of disposal of the Company’s control, paying them any possible balance existing between the price paid to the disposing Controlling and the amount paid in the stock market for shares of the Company in the same period, duly adjusted until the moment of the payment according to the positive variation of the IPCA published by IBGE.

f.             restrictions to circulation

There are no restrictions to Shares circulating.

g.            conditions to alter the rights assured by such securities

As a general rule, one needs the favorable votes of the shareholders who represent at least a majority of the Common Shares issued and in circulation, who are personally present at a shareholders meeting, or represented by a legal representative, for the approval of any proposed action, with the abstaining votes not being taken into consideration.  However, one needs the favorable votes of the shareholder’s who represent at least 50% of the Company’s authorized capital, the shares issued and in circulation, with voting rights among other factors, to:  (1) create preferred shares or improve the existent class of Preferred Shares without proportion with the other existent classes of Preferred Shares, except if already foreseen or authorized by the Articles. (2) a change of preferences, need for withdrawal or amortization of one or more classes of Preferred Shares or the creation of a favored class of Preferred Shares and (3) reducing the mandatory dividend to be distributed to the shareholders.

In compliance with the Joint Stock Company Law, any alteration of the preferences or that which could have a negative financial effect on the rights of the holders of Preferred Shares, or any alteration which results in the creation of a more favored class of Preferred Shares must be approved by a resolution in the general shareholders meeting and this alteration shall only become valid and effective after the approval of the majority of the preferred shareholders in an extraordinary general shareholder meeting.

h.           other relevant characteristics

                                                        [Free English Translation]

Preferred Shares

The holders of Preferred Shares are guaranteed the following rights and advantages:

(i)           the right to participate, under the same terms and conditions attributed to the holders of Common Shares, in capital increases, as a result of the capitalization of reserves and profits, and in the issues of privileged shares resulting from the capitalization of reserves, accumulated profits or other funds;

(ii)          the right to priority redemption of the authorized capital;

(iii)        tag-along rights, in the case of control disposal in an operation or series of successive operations according to the same terms and conditions extended to the Controlling Shareholders.

Units

In the exercise of the rights granted by the Shares represented by the Units, the following norms are obeyed:

(i)           the dividends and other distribution amounts in cash, including the redemption or amortization of the issue Shares of our issues are transferred to us and to BM&FBOVESPA in their capacity as Shares depositary which shall be paid to the holder of the Units;

(ii)          it shall behoove solely to our registered shareholders, and in the case of ADS holders, exclusively to the custodian, the right to attend the Company’s General Shareholder Meetings and to exercise their voting rights.

(iii)        in case of splits, cancellation, grouping or new Share issues of the Company during the existence of the Units, the following rules shall be observed:

(a)  in case there is an alteration of the quantity of the Shares represented by the Units by virtue of disjunction or cancellation of Shares, we, in the capacity of Custodian, shall debit the Unit accounts of the holders of cancelled Shares, causing the automatic cancellation of the Units, maintaining always the proportion of 55 Common Shares and 50 Preferred Shares issued by the Company represented by Units, and the Shares which are insufficient to comprise a Unit at the BM&FBOVESPA shall be transferred to the shareholders without the Units; and

(b)  in the hypothesis of an alteration of the quantity of Shares represented by the Units by virtue of grouping or cancellation of Shares the custodian shall register the deposit of new

                                                        [Free English Translation]

Shares issued and shall issue new Units, registering them in the accounts of the respective shareholders, so as to reflect the new number of Shares held by the Units holders, maintaining always the proportion of 55 issuing Common Shares and 50 Preferred Shares of the Company represented by Units, and the Shares which are insufficient to comprise a Unit at the BM&FBOVESPA shall be transferred to the shareholders without the Units.

(iv)         In case the Company proceeds to an increase in capital through the issuance of shares subject to comprising new Units, the holder of the Units may exercise the rights of preference which behoove the shares represented by the Units.  In this case Santander Brasil will create new Units in the Unit registration account’s book of the Company and shall credit such Units to the respective holders so as to reflect the new quantity of preferred and common shares issued by the Company, and that the custodian shall always maintain the proportion of 55 common shares and 50 preferred shares represented by the Units;  and the Shares which are insufficient to comprise a Unit at the BM&FBOVESPA shall be transferred to the shareholders without the Units.  There will be no automatic crediting of Units in case the right of preference is exercised in the issuance of securities other than shares; and

(v)          The Unit holders are also assured the right to receive the shares resulting from a merger, incorporation or merger.

i.             issuing foreigners must identify the differences between the characteristics described in items “a” and “i” and those normally attributed to similar securities issued by national issuers, differentiating those which pertain to the described security and which are imposed by the rules of the country of origin of the issuing party or of the country in which his securities are kept in custody.

Not applicable since Santander Brasil is not a foreign issuer.

                                                        [Free English Translation]

18.2       If they exist, describe the statutory rules which limit the voting rights of significant shareholders or which obligate one to hold a public offering.

Turning Capital Private

Santander Brasil may convert to a private company, if the Controlling Shareholders make a public offer for the acquisition of all the unencumbered Shares negotiable on the market, according to the Joint Stock Company Law and with the regulations issued by the Securities Commission.  The minimum offering price must be at least equal to the economic value of the Shares, according to a valuation carried-out by a specialized company through the adoption of any accepted and recognized calculation method or any other criteria defined by the Securities Commission.

The valuation report must be prepared by an experienced and specialized valuator who is independent from us, our management team and the Controlling Shareholders.  The valuator must be chosen by a majority vote of those present at the General Meeting, in which each Common Share and each Preferred Share has the right to one vote.  The proponent shall bear the cost of preparing the valuation report.  For this purpose the General Meeting must have the attendance of shareholders that represent at least 20% of the total Shares outstanding and, in case this quorum is not attained, the other general shareholder meetings called may be held independently of a specified minimum quorum.

Cancellation of the Listing of Shares on Level 2 of the BM&FBOVESPA Corporate Governance

At any moment Santander Brasil may request the cancellation of the Shares listed on Level 2 of the BM&FBOVESPA, according to a deliberation obtained in a shareholder meeting of the holders of the majority of the authorized capital, and as long as BM&FBOVESPA receives a notification in writing with an antecedence of 30 days.  The cancellation of the listing on Level 2 of the BM&FBOVESPA does not imply in the cancellation of trading in the Shares on the BM&FBOVESPA exchange.

According to Santander Brasil’s Articles of Association, in case that the shareholders in a general meeting deliberate:

(1) to cancel the listing of the shares on Level 2 of the BM&FBOVESPA so that the Shares are traded outside that segment: or (2) when a corporate reorganization in which the succeeding company cannot trade its shares on the Level 2 of the BM&FBOVESPA, the Controlling Shareholders must hold a public buy-back offer of the Shares of all the other shareholders for a minimum price which must correspond to the economic value of the shares, according to a valuation report prepared in accordance with the information in the “Procedure to Closing Capital” above.  BM&FBOVESPA must be notified about the public offer and the information must be released to the market immediately, after approval of the shareholders in a general meeting concerning the cancellation of the listing of the Shares on Level 2 of the BM&FBOVESPA or of the corporate reorganization.

                                                        [Free English Translation]

The Controlling Shareholders will not have to make a public offering if the differentiated corporate governance practices of the Level 2 of the BM&FBOVESPA are to be discontinued, but Santander Brasil signs an agreement to adhere to the New Market segment of the BM&FBOVESPA, or if the succeeding company in the corporate reorganization is already registered in this segment of the BM&FBOVESPA.

                                                        [Free English Translation]

18.3       Describe the exceptions and suspension clauses concerning equity rights or policies foreseen in the Articles.

There is no exception or suspension clause regarding equity rights or policies foreseen in Santander Brasil’s Articles of Association.

                                                        [Free English Translation]

18.4 In table form, inform the trading volume as well as higher and lower prices of securities traded on a stock exchange or organized OTC market, in each quarter of the last three fiscal years

Traded Shares (R$)		1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10
Commom Shares SANB3	Avg. Trading Vol.	283,444	227,334	310,345	380,769	272,222	1,062,222	1,759,016	1,975,327	1,102,390	1,235,431	1,994,041	1,067,956
	Highest Price	0.25	0.24	0.21	0.16	0.15	0.14	0.25	0.25	0.24	0.22	0.26	0.30
	Lowest Price	0.17	0.17	0.14	0.11	0.12	0.11	0.13	0.18	0.18	0.18	0.17	0.26
Preferred Shares SANB4	Avg. Trading Vol.	791,379	1.270.000	940,323	708,621	332,432	1,103,636	4,276,563	3,967,727	2,523,092	2,886,176	2,718,103	1,801,105
	Highest Price	0.25	0.23	0.20	0.15	0.14	0.15	0.26	0.24	0.22	0.21	0.21	0.21
	Lowest Price	0.18	0.19	0.13	0.10	0.12	0.12	0.14	0.19	0.18	0.16	0.16	0.18
Units in Brazil SANB11	Avg. Trading Vol.	-	-	-	-	-	-	-	5,515,732	1,714,887	1,779,144	2,034,988	2,044,600
	Highest Price	-	-	-	-	-	-	-	24.56	24.05	22.46	23.61	26.05
	Lowest Price	-	-	-	-	-	-	-	20.15	19.60	18.31	17.93	21.60

Santander Brazil conducted a Global Offering on October 7, 2009 and the free float increased from less than 2% of total shares to about 16.5%. Therefore, and in view of the low volume of trading liquidity of the Common Shares (SANB 3) and Preferred Shares (SANB 4) before the IPO, we think the data on mean and minimum values and the trading volume reported in the table above for these two classes of shares are not the most suitable for evaluation and measurement of the Shares of Santander Brazil. The Units, which have been traded from the IPO have great liquidity, so the volume and price changes better reflect the perceived market value in relation to Santander Brazil.

                                                        [Free English Translation]

18.5. Describe the securities other than shares, including:

Not applicable, given that the Company has no other securities that are not its Shares/Units issued in the Brazilian market.

                                                        [Free English Translation]

18.6. Indicate the Brazilian markets in which securities of the issuer are admitted for trading.

Our Units are traded at Level 2 on the BM&FBOVESPA.

                                                        [Free English Translation]

18.7. In terms of each class and type of security included in trading on foreign markets, the following should be indicated:

a. the country

The Units are traded overseas on the NYSE in the form of American Depositary Shares - ADS (BSBR).

b. market

The ADSs can be traded on the North American market (U.S.) or other markets through the NYSE.

c. the administrative entity of the market where the units are accepted and traded

The administrative bodies are the SEC, the U.S. entity with attributions similar to the Brazilian Securities Commission (CVM), and the NYSE.

d. date of registration for trading

The ADS issue date was the same as for the Global Offer, or on October 7, 2009.

e. If available, indicate the trading segment

The trading segment is defined as Level III ADS.

f. the registration date for listing in the trading segment

The registration for the listing of the same was made on the same date as the ADS issue date, or on October 7, 2009.

g. the percentage of the trading volume on foreign markets in relation to the total volume of trades in each class and type in the last quarter

The Santander Brasil Units are traded on the BM&FBOVESPA under the ticker symbol (code) SANB11 and their respective ADRs on the NYSE with the code BSBR. In the period between the Global Offer on 10/07/2009 and 12/31/2010, the average daily trading volume abroad compared with the volume traded in Brazil was 77.20%. In the first quarter of 2011, the volume traded abroad decreased to 76.36%. Ordinary and Preference shares were not included in the calculation, as they are not traded on foreign markets.

Shares Traded - 4Q10[1]	Avg. Traded Vol.[2]	Highest Price	Lowest Price
Ordinary Shares - SANB3 BR	R$ 556,252	R$ 0.28	R$ 0.18
Preference Shares - SANB4 BR	R$ 336,091	R$ 0.24	R$ 0.17
Units in Brazil - SANB11 BR (A)	R$ 58,364,845	R$ 25.95	R$ 18.53
ADS in Foreign Markets - BSBR EUA (B)	R$ 151,553,437	U$ 15.57	U$ 9.96
Percentage: B / (A + B)	72.20%

1- For period considered for the Units runs from 10/07/09 (the date of the IPO) through to 12/31/10, and figures for the shares are quarterly based.

                                                        [Free English Translation]

h. if available, the proportion of foreign certificates of deposit in relation to each class and type of share

Each ADS traded overseas comprises 1 Unit in Santander Brasil.

i. if available, the depositary bank

The depositary bank for the ADS is JPMorgan Chase Bank, N.A.

j. if available, the custodian institution

The custodian bank in Brazil for the shares linked to the ADSs is Santander Brasil.

                                                        [Free English Translation]

18.8. Describe the public offers made by the issuer or other parties, including the controllers and affiliates / subsidiaries, related to the issuer’s securities

The Global Offer was approved by the Board of Santander Brasil at a General Shareholders’ Meeting held on September 18, 2009.

The listing of Santander Brasil and the trading of the Level II Units on the BM&FBOVESPA was also approved at the same meeting.

The Global Offer was coordinated under a regime with a firm guarantee for liquidation. The joint coordinators of the Global Offer were: (i) Santander Brasil, Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Merrill Lynch de Investimentos S.A. and Banco BTG Pactual S.A., to distribute the Units in Brazil; and (ii) Santander Investment Securities Inc., Credit Suisse Securities (USA) LLC, Merril Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, to distribute the Units abroad, as ADRs, representative of the ADSs.

In the terms of Article 14, paragraph 2, of CVM Instruction CVM 400/03, the total quantity of Units initially offered (excluding the units in the supplementary lot referred to below) could have been, but was not, increased by up to 4.76%, or 25,000,000 additional Units, including ADSs, under the same conditions and at the same price as the Units first offered.

Also according to the terms of Article 24 of CVM Instruction 400/03, the total number of Units/ADSs initially offered in the Global Offer (excluding the abovementioned additional units) was increased by an additional 6.85%, or 35,955,648 Units, in the form of ADSs, under the same conditions and at the same price as the Units/ADSs initially offered, based on the option for supplementary lots granted by Credit Suisse Securities (USA) LLC, to supply the oversubscribed demand for the Global Offer.

The Brazilian retail offer was directed at non-institutional investors and the institutional offer at institutional investors.

The price for the Units issued in the Global Offer was fixed on October 6, 2009 at R$23.50 per Unit and US$13.40 per ADS. The Units were then traded on the BM&FBOVESPA and NYSE, as ADSs, from October 7, 2009.

The other characteristics and terms of the Global Offer are included in the (i) " Final Prospectus for the Public Offer for Primary Distribution of Share Deposit Certificates (Units) issued by Santander Brasil S.A.", dated October 6, 2009, available at (www.santander.com.br/ri) and the CVM website; and (ii) “Form-F1”, also available on the Company and CVM’s sites, as well as the SEC site (www.sec.gov).

                                                        [Free English Translation]

The Central Bank ratified the increase in share capital in Santander Brasil on October 14, 2009, as a direct result of Global Offer, and the additional increase the result of the partial exercising of the option to the Supplementary Lot associated with the International Offer on October 29. 2009.

The result of the Global Offer was released in the terms of the public announcement of the offer closure in the edition of the newspaper Valor Econômico published on November 10, 2009.

As a direct result of the Global Offer, capital stock in Brasil was increased by 560,955,648 Units (30,852,560,640 Ordinary Shares and 28,047,782,400 Preference Shares), totaling R$12,989 million, net of issuance costs.

                                                        [Free English Translation]

18.9. Describe the public offers made by the issuer for the acquisition of shares issued by third parties

Over the past three fiscal years, Santander Brasil did not carry out any public offer for the acquisition of shares issued by third parties.

                                                        [Free English Translation]

18.10. Provide other information deemed as relevant by the issuer

Find below the information on other bonds issued abroad (not characterized as securities).

(I) a. identification of the security: Securitization MT 100 (1) - SPE

(A)  Securitization - series 2004-1

(B)  Securitization - series 2008-1

(C)  Securitization - series 2008-2

(D)  Securitization - series 2009-1

(E)  Securitization - series 2009-2

(F)  Securitization - series 2010-1

(1) Potential Obligation arising from the sale of rights of receipt of future flow payment orders to be received from designated banks. Santander Brazil sold its right of receipt to a Special Purpose Entity, or SPE, denominated Brazil Diversified Payment Rights Company, incorporated under the laws of the Cayman Islands, with the following objectives: (i) issue and sale of securities in the international markets, (ii) use of proceeds from the issue of securities to purchase, from Santander Brazil, the rights of payment orders issued to any branch of Santander Brazil (except for branches located in Brazil), (iii) make payments of principal and interest on securities and other payments specified in contracts that issued such securities. The notes issued under the securitization program do not represent a direct obligation of (or beneficiary interest in) Santander Brazil. The SPE states not to have any material asset or liability other than the rights and duties arising from the contract issuing the securities. Santander Brazil does not control, nor is a shareholder of, and has no interest in the earnings of the SPE. The liabilities arising from the issued securities are paid by the SPE with funds accumulated in its accounts arising from the receipt of the above mentioned future flow payment orders.

(I) b. quantity

(A) 4,000 notes in the minimum amount of US$ 100,000.00 and increase of US$ 1,000.00.

(B) 1 note in the amount of US$ 190,000,000.00, minimum amount of US$ 100,000.00 and increase of US$ 1,000.00.

(C) 1 note in the amount of US$ 300,000,000.00, and 1 note in the amount of US$ 100,000,000.00, minimum amount of US$ 100,000.00 and increases of US$ 1,000.00.

(D) 1 note in the amount of US$ 50,000,000.00, minimum amount of US$ 100,000.00 and increases of US$ 1,000.00.

(E) 1 note in the amount of US$ 28,200,000.00, 1 note in the amount of US$ 10,800,000.00, 1 note in the amount of US$ 6,000,000.00 and 1 note in the amount of US$ 5,000,000.00, minimum amount of US$ 100,000.00 and increases of US$ 1,000.00.

(F) two notes in the amount of US$ 125,000,000.00, minimum amount of US$ 100,000 and increases of US$ 1,000.00.

                                                        [Free English Translation]

(I) c. amount

(A) US$ 400,000,000.00 (four hundred million U.S. Dollars)

(B) US$ 190,000,000.00 (one hundred ninety million U.S. Dollars)

(C) US$ 400,000,000.00 (four hundred million U.S. Dollars)

(D) US$ 50,000,000.00 (fifty million U.S. Dollars)

(E) US$ 50,000,000.00 (fifty million U.S. Dollars)

(F) US$ 250,000,000.00 (two hundred and fifty million U.S. Dollars)

(I) d. issue date

(A) September 22, 2004

(B) May 6, 2008

(C) August 27, 2008

(D) August 20, 2009

(E) August 20, 2009

(F) December 28, 2010

(I) e. restrictions to the circulation

The notes relating to the Securitization have not been registered with the SEC and therefore cannot be offered or sold in the United States or to U.S. purchasers, unless the offer or sale is made in accordance with the exceptions provided in the Securities Act and applicable regulations. Accordingly, the notes may only be purchased by qualified institutional investors as defined by Rule 144-A of the Securities Act, and by non-U.S. investors outside the U.S. territory, according to Regulation S of the Securities Act.

(I) f. convertibility into shares or entitlement to subscribe or purchase shares of the issuer, stating:

(i). conditions: There is no provision in notes related to Securitization: (i) conditions for convertibility into shares or (ii) grant of the entitlement to subscribe or purchase shares of Santander Brazil.

(ii). effects on share capital: There is no provision in notes related to Securitization: (i) conditions for convertibility into shares or (ii) grant of entitlement to subscribe or purchase shares of Santander Brazil and, therefore, there is no effect on share capital.

(I) g. possibility of redemption, stating:

(i). cases of redemption

Optional Redemption:

                                                        [Free English Translation]

Provided there is no early amortization period with respect to any note issued through the Securitization program, Santander Brazil may, at any time, by delivering a written and irrevocable notice to the SPE and to the trustee, no less than 30 days in advance, request from the SPE the total or partial redemption of the notes of any series of the Securitization, prior to the expected final payment date, at a price equal to the Redemption Price of such notes.

Furthermore, in relation only to the series 2008-2, notwithstanding the above optional redemption case, if (a) upon notification, the base rate applicable to the 2008-2 series is 0,05% above the average six-month Libor rate released by the British Bankers Association in the same period; and (b) the early payment needs to be made on the payment date after such notice, then such notice shall be sent by Santander Brazil to the trustee no later than four working days before of redemption.

In relation only to the Securitization - series 2010-1 and Securitization - series 2008-2 and notwithstanding the provisions of optional redemption above, if the aggregate amount paid by Santander Brazil to the noteholders of Securitization - series 2010-1 –and  2008-2, with respect to Regulatory Changes, as defined below, exceeds US$ 500,000.00 (five thousand hundred U.S. Dollars), then Santander Brazil shall have the right, but not the obligation, upon at least 30 days’ prior written notice, to purchase the notes of the said series held by any noteholder affected by such Regulatory Changes “Affected Party(ies)”, provided that any such purchase or sale shall be without recourse to such Affected Party(ies).

“Regulatory Changes” changes in applicable laws or accounting principles (or interpretations) related to increased taxes, fees or charges due, or requirement of  any reserve , deposit or additional capital as a consequence of the credit or investment allocation, or  change of the rate or the manner in which the federal Deposit Insurance Corporation (or similar entity) assesses the deposit insurance premiums or similar charges, or any other change that affects the holders of notes of series 2010-1 or series 2008-2, as applicable, or its obligations or rights in such securities and which have the effect of (i) increased costs to the holders of notes of series 2010-1 and series 2008-2, as applicable, (ii) reduction of the amount to be received with respect to the notes of  series 2010-1 and 2008-2, as applicable, or (iii) reduction in the rate of return on capital employed in the notes of series 2010-1 and series 2008-2, as applicable.

Mandatory Redemption: Upon occurrence of any of the "Early maturity Events" and “Additional Early maturity Events” as described below, the securities shall be subject to mandatory redemption, in whole but not in part, at the request of the SPE, for payment, by Santander Brazil, of the redemption price relating to the series.

(ii). Calculation formula

                                                        [Free English Translation]

 “Redemption Price”: the redemption price of the Securitization notes, on any determination date, shall be an amount in U.S. Dollars equal to the sum: (a) of the balance of the series of the note in question (or, in the case of partial redemption, the portion to be redeemed), (b) of all accrued and unpaid interest (if any) on the principal amount redeemed until, but excluding, the date set for redemption, (c) of all unpaid Additional Amounts (as defined below) (if any) relating to the notes of the series in question, (d) of the Restoration Premium (if any) of the notes of the series in question (or, in case of partial redemption, the proportion to be redeemed) calculated on the redemption date and (e) of all other amounts then due and payable in respect of notes of the series in question pursuant to the provisions of the documentation (including any amount identified in the applicable Indenture Supplement to be included in the redemption price in relation to such series).

Furthermore, in relation to Securitization - series 2010-1, Securitization - series 2009-1 and Securitization - series 2008-2, notwithstanding the Redemption Price defined above, Santander Brazil shall compensate the noteholders for any loss, cost or expense (other than losses of anticipated profits) that such noteholders have incurred as a result of any prepayment of the balance of the series notes in other than the payment dates of principal or interest amounts of the Securitization - series 2009-1 and 2008-2.  For purposes of calculating amounts payable, there shall be considered that each noteholder of series 2009-1 and 2008-2 has funded its investments in the notes of said Series by a redemption of a matching deposit or by getting a loan in the London interbank Eurodollar market for a comparable amount anf for a comparable period, whether or not such investment was in fact so funded.

For the purposes of the above:

"Additional Amounts": means any taxes, duties, dues, present or future, or other governmental charges of whatever nature, applied, collected, withheld, retained or levied by or on behalf of any tax authority, unless any such tax authority requires that such amounts are withheld or deducted, where then Santander Brazil (subject to certain customary exceptions) shall pay to the trustee (for the benefit of the applicable recipient(s) of such payment) the additional amounts.

"Restoration Premium" means on any date of determination relating to the notes of the series in question an amount equal to the difference (but not less than zero) between (i) the present value (composed on a semiannual basis) until such date, of the future cash flows of principal and interest on the notes of the series in question (or part thereof) being redeemed, discounted at an annual rate equal to the yield of the sale (most recently published in the The Wall Street Journal’s New York edition) of U.S. Treasury Notes with a maturity date closest to the remaining weighted average life of the notes of the series in question, calculated at the time of prepayment, plus 0.50% per annum, and (ii) the amount of the aggregate principal of the notes of the series in question (or part thereof) to be redeemed (or prepaid).

                                                        [Free English Translation]

As noted above under "Optional Redemption," any Optional Redemption in an amount less than the full balance of the notes of the series in question shall be applied, on a pro rata basis, to each semiannual amortization amount of the remaining notes of the series in question, and the Restoration Premium shall be determined after such application is considered.

Such Restoration Premium does not apply to the Securitization - series 2008-2, Securitization - series 2009-2 and Securitization Series 2010-1.

(I) h. when the notes are debt securities, indicate, where applicable:

(i). the maturity, including early maturity conditions

(A) September 20, 2011

(B) March 20, 2015

(C) September 20, 2014

(D) September 20, 2014

(E) September 20, 2019

(F) March 20, 2016

Early Amortization Events:

(a) subject to the rights of Santander Brazil to fund the reserve coverage account, the violation of any debt service coverage test of any notes in the Securitization program in any tested period,

(b) the SPE fails to make any necessary monetary payment, transfer or deposit under any of the transaction documents, applicable to the notes of the series in question and, except with respect to any payments of any scheduled principal and accrued interest on the notes of the series in question (to which no grace period applies), such failure of monetary payment, transfer or deposit persists for at least five working days of New York after the date on which such payment, transfer or deposit should have been made (been agreed that any withdrawals made from the reserve coverage account in order to make a payment of the notes of the series in question shall constitute noncompliance by the SPE),

(c) there is an early amortization period relating to any other series,

(d) for two consecutive Reporting Periods, the amount of collections in such Reporting Periods is less than 50% of collections in such fiscal years,

(e) it has been issued against the SPE by a competent court, a final sentence, decree or order from which no appeal is possible, demanding payment of an amount greater than US$ 50,000.00 (up to the limit not covered by the insurance) or its equivalent in other currencies, and 30 days have elapsed since the date of such sentence, decree or order without such sentence, decree or order having been satisfied or stayed,

(f) during any Reporting Periods, any designated bank makes any compensation against Santander Brazil, the SPE, the trustee or any affiliate of such entity against the collections, and

                                                        [Free English Translation]

the aggregate amount of all compensations not met exceeds 5% of total collections in such Reporting Period for at least five working days after the earliest of (i) an authorized officer of the Santander Brazil has actual knowledge of the fact or (ii) the date on which Santander Brazil has been informed of the fact by the trustee, SPE or any Guarantor, if applicable,

(g) in any Reporting Period, (i) the amount of collections denominated in Euro during such Reporting Period exceeds 40% of the amount of collections during such Reporting Period and (ii) the debt service coverage ratio is less than 10:1x,

(h) in any Reporting Period, (i) the amount of collections relating to payment orders to be paid to beneficiaries outside of Brazil in currencies other than the Real during such Reporting Period shall be 30% higher than the amount of collections  during such Reporting Period and (ii) the debt service coverage ratio in such Reporting Period shall be less than 9:1x, or

(i) the occurrence of any event of advanced maturity (default).

Notwithstanding the foregoing, an event mentioned in clause (b) that occurs for a period of five working days after the applicable grace period shall not constitute an event of early amortization if such delay or failure may could not have been avoided by the exercise a reasonable of due diligence of the SPE, and such delay or failure has been caused by unforeseeable circumstances, riot, war, terrorism, epidemic, flood, weather conditions, landslides, fires, earthquake or similar causes. However, the previous sentence does not relieve the SPE to exert its best efforts to timely meet its obligations and in accordance with the transaction documents.

For the purposes of the above:

“Reporting Period” means each period of three consecutive calendar months that commences in September and ends in November of the same year or commences in December and ends in February of the following year, or commences in March and ends in May of the same year, or commences in June and ends in August of the same year.

Events of early maturity (“Defaults”): means the occurrence of any of the following events:

(a)    (i) the SPE or Santander Brazil (including any branch) files a self-bankruptcy request, proceeding or other action: (A) under any applicable law of any jurisdiction, domestic or foreign, related to the bankruptcy, insolvency, reorganization, suspension of payments, for the purpose of obtaining an order for relief of debt or judging it bankrupt or insolvent, or requests reorganization, arrangement with creditors, liquidation, dissolution, debt renegotiation or other request in relation to itself or its debts, or (B) obtains the appointment of a receiver, administrator, liquidator, custodian, intervenor or other similar authority for itself or any substantial part of its property, or makes a general assignment for the benefit of its creditors, (ii) a request for self-bankruptcy, proceeding or other action of the type mentioned in clause (i) is initiated against Santander Brazil or the SPE and that (A) will result in the utterance of a

Free English Translation

measure of relief or any court order or appointment or (B) remains in full effect for a period of at least 90 days, (iii) a request for self-bankruptcy, proceeding or other action is initiated against Santander Brazil or the SPE to request a warrant of attachment, execution, retention of goods or similar proceeding against any substantial portion of the assets of the SPE or of Santander Brazil and such person and that will result in the issuance of an order for any debt relief and that remains in full effectiveness, pending appeal, for 90 days from its utterance, (iv) is initiated against Santander Brazil any intervention proceedings in accordance with any laws or banking regulations or bankruptcy laws or regulations in force in Brazil or the United States (in each case including any political subdivision of such countries), (v) Santander Brazil or the SPE comes to admit in writing its inability to pay its debts when due or (vi) Santander Brazil or the SPE makes a general assignment for the benefit of its creditors;

(b)    it has been uttered, against Santander Brazil, by a competent court, a sentence that has become final, decree or order from which no further appeal is applicable, to make a cash payment in excess of US$ 25,000,000.00 (in each case, to the extent not covered by insurance) or the equivalent in another currency, and 30 days have elapsed since the due date of such payment and it has not been met or suspended.

(c)    a default of the administrator of the payment orders flow (provided Santander Brazil or its affiliate is such administrator) has occurred and caused a material adverse effect;

(d)    the SPE, any trustee that is a holder of notes on behalf of holders of certificates and that has issued a series of certificates, or Santander Brazil, has become or will become subject to the regulation of the United States Investment Company Act of 1940, as amended, provided that such an event with respect to any trustee is a default only in relation to the series in question;

(e)    (i) Santander Brazil shall default (as principal or guarantor or surety) in the payment of any principal or interest on any indebtedness that is outstanding in the principal amount at least of US$ 25,000,000.00 in the aggregate (or its equivalent in another currency) and such default continues for a period extending beyond the applicable grace period, or (ii) any other event occurs or any condition exists in respect of any such indebtedness for borrowed money that results in (or allows any person to require) early maturity of such indebtedness.

(f)     any authorization, license, consent, registration or approval required in Brazil, the Cayman Islands or the United States or by the laws of such countries: (i) to allow Santander Brazil to lawfully enter into and perform its obligations under the transaction documents (individually and/or as an administrator), (ii) to allow the SPE to meet its obligations under the transaction documents or to exercise the other rights granted to the SPE in the transaction documents or (iii) to ensure the legality, validity, enforceability or admissibility as evidence in Brazil of Origination Agreement and/or any Sale Instrument, ceases to be in full force and effect in any event for at least 30 days, the effect of any of which would have a material adverse effect (it being understood that no notice to or consent of the payers that are not designated banks shall

Free English Translation

be delivered or obtained, and that if Santander Brazil fails to do so, this shall not constitute a default, and it also being understood that certain approvals of the Central Bank relating to any payments made in foreign currency by Santander Brazil from Brazil may be required, and there cannot be certainty that such approvals will be obtained;

(g)    a governmental authority in Brazil, the Cayman Islands or the United States initiates any legislative, judicial or other action that interferes with the transaction documents and/or prevents Santander Brazil (including any of its branches or other offices) from performing the processing of business or Diversified Payment Rights, as defined below, or a substantial part thereof, and such interference would cause a material adverse effect.

(h)    a banking moratorium is declared in Brazil, or any action is be adopted by the Brazilian government, in each case preventing Santander Brazil from meeting its obligations under any transaction document (including affecting the sale of its Diversified Payment Rights ) so as to cause a material adverse effect;

(i)     any litigation or administrative proceeding, with reasonable grounds, is brought against Santander Brazil (including any of its branches or other offices) or against the SPE, and such litigation or administrative proceeding, if successful, would cause a material adverse effect,

(j)     any representation or warranty by Santander Brazil (except in its role as administrator) or by the SPE in any transaction document of which it is a party turns out to be untrue or incorrect in any sense at the time it was made, and such untrue or incorrect representation (or concrete circumstances which have made such a representation to be untrue or incorrect) would cause a material adverse effect,

(k)    except with respect to payment , monetary transfer or deposit, Santander Brazil (except in its role as Administrator) or the SPE fails to perform or observe any agreement or covenant contained in the transaction documents, failure which: (i) would cause a material adverse effect and (ii) persists for at least 15 days after the earlier of: (A) an authorized officer of Santander Brazil or the SPE, as the case may be, becomes aware of such breach or (B) the delivery to Santander Brazil or the SPE, as applicable, of a written notice of such breach by the SPE, the trustee, any guarantor or any Investor;

(l)     the SPE ceases to have a valid interest, in accordance with all applicable laws, in all or any part of the Diversified Payment Rights, subject only to the right of withholding of the trustee and to the tax liens, levies or other governmental charges owed by the SPE and not yet due and payable;

(m)  the trustee ceases to have a real guarantee of the first degree, under all applicable laws, in all or any part of the guarantee, free and clear of all encumbrances, except liens for taxes, levies or other governmental charges owed by the SPE and not yet due and payable;

Free English Translation

(n)    Santander Brazil intends to sell, assign, transfer or otherwise dispose of or grant a lien on all or any part of the Diversified Payment Rights to any person other than the SPE;

(o)    any of the transaction documents are no longer in full force and effect, except that such a fact with respect to a transaction document that refers only to one or more series (such as any security of such series) will be only one default with respect to such series;

(p)    Santander Brazil (except in its role as administrator) fails to make any monetary payment, transfer or deposit required under the transaction documents (including payments of Additional Amounts, unless they are paid when due from collections) and such failure continues for at least five business days (or one business day, in the case of deposit of collections in the relevant accounts) after the date on which such monetary payment, transfer or deposit is to be made;

(q)    illegality of any transaction of Santander Brazil (including any of its branches or other offices) or of the SPE in any jurisdiction that would cause a material adverse effect; or

(r)     subject to the condition set forth in clause (o) above, a default occurs with respect to any series, and it was demanded to be paid the repurchase price of such series.

Notwithstanding the foregoing, an event provided in clause (k) above, which occurs for a period of 15 days after the applicable grace period, or in clause (e) or (p), also above, which occurs for a period of five working days after the applicable grace period, shall not constitute default if such delay or failure could not be prevented by exercise of a reasonable diligence of Santander Brazil, and such delay or failure was caused by unforeseen events, riot, war, terrorism, epidemic, flood, weather conditions, landslide, fire, earthquake or similar causes. However, the previous sentence does not relieve Santander Brazil from making its best efforts to timely meet its obligations and in accordance with the transaction documents.

Events of early maturity (“Defaults”) applicable only to Securitization – series 2010-1 and  Securitization - series 2008-2: With regard to the Securitization – series 2010-1  and Securitization - series 2008-2, in addition to the early maturity events listed above, the following events shall also apply:

(a)    Change of control: if a change in the corporate structure takes place as contractually established;

(b)    Santander Brazil effects any merger or consolidation with any other legal entity unless, prior to such change event, the rating agency notifies the trustee in writing that such merger, consolidation, sale or transfer of assets will not result in a withdrawal or reduction in rating by the agency hired for the Securitization – series 2010-1 or Securitization - series 2008-2, as applicable,  to less than the greater of: (i) the lesser of: (A) the current rating of   series 2008-2 immediately before the transaction and (B) the initial rating of series 2008-2; (ii) "Baa3," if applicable.

Free English Translation

In either case (a) and (b) above, such events will not be deemed as events of early maturity if the titles of series 2010-1 and 2008-2 are repurchased within 3 working days after receiving notice by the trustee and/or holders of more than 50% of such notes of series 2010-1 or 2008-2, as applicable.

Events of early maturity (“Defaults”) applicable only to Securitization – series 2010-1:

With regard to the Securitization – series 2010-1, in addition to the early maturity events listed above, the following also applies:

(c) for any four consecutive Reporting Periods (as defined above) the amount of designated bank collections is less than 50% of total collections for such Reporting Periods, provided that, an event of early maturity shall occur  if the amount of designated bank collections is less than 30% of total collections for any Reporting Period .

The event (c) described above will not be featured as event of early maturity if the titles of series 2010-1 are repurchased within 3 working days after receiving notice by the trustee or holders of more than 50% of such notes.

(ii). interest

(A) 5.5% per annum maturing semiannually

(B) 6.218% per annum maturing semiannually

(C) Six-month Libor rate + 0.8% per annum maturing semiannually

(D) 6.25% per annum maturing semiannually

(E) Six-month Libor rate + 2.125% per annum maturing semiannually

(F) Six-month Libor rate + 1.49% per annum maturing semiannually

(iii). security and, if real, description of the object asset

There is no security provided in any notes relating to the Securitization.

(iv). in the absence of collateral, if the loan is unsecured or subordinated

Unsecured credit, with respect to any notes relating to the Securitization

(v). any restrictions imposed on Santander Brazil in relation to:

•         The distribution of dividends

There is no provision of any restriction on the distribution of dividends.

•         Disposal of assets

The sale of assets and subsequent merger or consolidation must respect the limitations set forth in the following provision:

Free English Translation

(i) Santander Brazil shall preserve and maintain its corporate existence, (ii) preserve and maintain all rights, franchises and privileges in the jurisdiction of its incorporation, and the operations necessary to fulfill its obligations under the transaction documents and (iii) shall not make any consolidation or merger with any another entity, or assign, transfer or lease all or substantially all its assets, whether in a single transaction or a series of related transactions, to any other person, unless, with regard to this clause:

(1)          the entity formed by such consolidation, or into which Santander Brazil is merged, or the person acquiring, through assignment, transfer or lease all or substantially all its assets, shall: (A) (as confirmed by writing to the trustee) be incorporated and exist under the laws of any country whose long-term unsecured debt ratings in foreign currency, as granted by each rating agency that grants to any series a rating, is at least as high as Brazil's on that date, (B) (as confirmed in writing to the trustee) has, on that date, rating of unsecured long-term debt in foreign currency, as granted by each rating agency that is then rating the series and that publishes the rating of such debt as at least equal to whichever is lower of (x) the rating of unsecured long-term debt in foreign currency of Santander Brazil on such date and (y) "BB" (or its equivalent) (C) confirms in writing that it takes on all liabilities of Santander Brazil under the transaction documents and (D) delivers to the trustee an opinion of counsel, in form and substance satisfactory to the trustee stating that: (x) such assumption is sufficient for such an agreement to constitute a legal, valid and binding obligation of such entity, enforceable against it (subject to customary exceptions relating to bankruptcy) in accordance with its terms and (y) after such an assumption, the SPE will continue to have, for all legal purposes, the absolutely property, title to an interest in the Diversified Payment Rights,  as defined below;

(2)          upon the effectiveness of such an event, Santander Brazil (and/or any other person, as appropriate) shall not be in breach of or non-compliance with any of its covenants, agreements, representations or warranties contained in the transaction documents; and

(3)          such change in ownership structure will not result in any early amortization event with respect to any series.

With regard to series 2010-1 and 2008-2, the disposal of assets and subsequent merger or consolidation must comply with the restrictions imposed in the following clause:

With regard to the Securitization – series 2010-1 and Securitization - series 2008-2, in addition to restrictions on disposal of assets above, if a change of control in the corporate structure of the bank takes place, as per the terms established by each respective contract of the series, Santander Brazil shall repurchase all notes of the Securitization – series 2010-1 and Securitization - series 2008-2 within 3 working days after receiving notice by the trustee  or holders of more than 50% of such notes of series 2010-1 or 2008-2.

Free English Translation

•         Contracting of new debts

The issuance of other notes through the SPE is permitted only:

Provided that no early amortization event (or any event that would be an early amortization event with the termination of any grace period, delivery of notice, or both) takes place or comes to take place before or immediately after such issuance becoming effective, Santander Brazil may, periodically, request the SPE to issue additional notes pari passu or subordinated notes in Dollars, Euros, Pounds Sterling, Swiss Francs or Yen or in any other currency, as long as: (a) each rating agency has given written advice to the fiduciary agent that the proposed issue of the additional series will not result in withdrawal or reduction of the classification (without considering any guarantees applicable to the series) conferred upon the notes of the series in question, or any other series still unpaid, to a classification lower than the greater of: (i) the lower of: (A) current rating of the notes given by the rating agencies (before such proposed issue comes into effect) and (B) the initial ratings of the notes given by the rating agencies, and (ii) a classification of “BBB−” (by S&P or Fitch) and “Baa3” (by Moody’s); and (b) the ProForma Debt Servicing Index, as defined below, after such issue comes into effect shall not be lower than (i) in relation to the issuance of an additional preferential note, 10:1x, and (ii) in relation to the issuance of an additional subordinated note, 8:1x. The SPE may not issue additional notes without receiving a request in writing from Santander Brazil.

“ProForma Debt Servicing Index” means the ratio of (a) the average amount of designated bank collections in the last four full Reporting Periods (after exclusion of the Reporting Period that had the largest amount of designated bank collections) which precede (or terminate on) such date and (b) half of the Maximum Six-monthly Debt Servicing, defined below, programmed to be paid on any payment date after the said four Reporting Periods. In relation to: (i) any additional series specified to be issued, the amount of six-monthly amortization specified and the initial expected interest rate (plus 1% per year if such series has a floating interest rate), and (ii) any other series that has a floating interest rate, the interest rate then applicable, augmented by 1% per year, shall be used for calculation of the Maximum Six-monthly Debt Servicing, defined below, to be used in the calculation of the ProForma Debt Servicing Index defined above.

 “Maximum Six-monthly Debt Servicing” means, on any determination date, the greater sum:

Free English Translation

(a)          of the accumulated semiannual  amortization amounts of each series still in circulation programmed to be paid on any payment date on such determination date, or thereafter, plus

(b)          the accumulated amount of the interest programmed to be paid on each series still unpaid on such payment date (calculated for each series as the product of (i) (x) for the purposes of determining compliance with the requirements relating to an “additional issue”, whichever is the greater of (A) the interest rate or (B) in relation to any series that is subject to a hedge contract, during the period of efficacy of such hedge contract, to the interest rate applicable to such hedge contract plus the margin applicable for the series, which corresponds to such series, in effect on such determination date, and (y) for the purposes of calculating the Debt Service Coverage Index, (A) as long as any hedge contract is in effect, the sum of the applicable interest rates of the hedge contract and the margin applicable to the series in relation to such contract or (B) if no hedge contract is in effect, the highest interest rate in effect in relation to such series, on or before such determination date, (ii) the Balance of the Series (defined in item g.ii.1 above) of such series programmed to be in effect on such payment date immediately prior to the payment of the principal programmed to be paid on such payment date and (iii) the number of days in the applicable interest period (in relation to fixed interest rates, based on a month of 30 days), divided by 360, plus

(c)          the accumulated amount of all the premiums or other charges payable in relation to each guarantee (if any) on such payment date and during the interest period then completed.

•         Restriction to the issuance of new notes

There is no restriction to the issuance of new securities.

(vi). The fiduciary agent, indicating the principal terms of the contract

The Bank of New York Mellon.

The Indenture, a document entered into between the SPE and the fiduciary agent (“Indenture”), governs various rights and obligations of the parties in relation to the issuance of the securities, such as: definitions of the terms used, general and specific characteristics of the securities, restrictions for resale of the securities, commitments assumed by Santander Brazil, definition of default events (default)  and instruments for their solution, rights of the holders of the securities, amendments to the contract, among other matters – the terms of greatest importance contained in the Indenture being described over the length of item 18.5 of this Reference Form.

(I) i. conditions for alteration of the rights granted by the said notes

Situations where alterations in the Indenture are permitted without the consent of the holders of the notes:

Free English Translation

(a) to transmit, transfer, assign, mortgage or pledge any goods or assets to the fiduciary agent, to add to the agreements of the SPE, or to deliver any right or power hereby conferred upon the SPE,

(b) to establish any other provisions relative to subjects or questions arising from the Indenture, from the notes or from any Indenture Supplement such as the SPE and the Fiduciary Agent may judge to be necessary or appropriate and which are not incoherent with the provisions of this instrument, and which will not adversely affect the interests of any of the guaranteed parties; save that the opinion of a lawyer must be addressed and delivered to the fiduciary agent attesting that such Indenture Supplement: (i) does not adversely affect the interests of the insured parties, (ii) will not cause any note to be treated as a debt for the purposes of United States federal income tax and (iii) will not increase the authority of the fiduciary agent without the consent of the holders of the notes, or

(c) to establish the terms of any additional series that is allowed to be issued; provided  that no Indenture Supplement shall change the provisions of the Indenture (or of an Indenture Supplement) applicable to any note (or series of notes).

By this instrument the fiduciary agent is authorized to accompany the signing of such Indenture Supplement, to make any other appropriate agreements and stipulations such as can be included therein, and to accept the transmission, transfer, assignment, mortgage or pledge of any assets in the terms of said instrument. A copy of any such Indenture Supplement shall be immediately delivered by the fiduciary agent to each rating agency.

Situations where alterations to the Indenture are permitted with the consent of the majority of the holders of the notes.

Only with the consent in writing of the majority of the holders of the notes, the SPE and the fiduciary agent may (with the consent in writing of Santander Brazil), periodically and at any time, sign an Indenture Supplement for the purpose of adding any provisions to, or modifying in any way, or eliminating any of the provisions of the Indenture, of any note (or series of notes) or of any Indenture Supplement, or modifying, in any way, the rights of the guaranteed parties in this respect; save that, for any alterations in any note (or series of notes) or in the Indenture Supplement related to them, there shall be necessary only the consent of the relevant Controlling Party, the SPE, the fiduciary agent and Santander Brazil. Upon request by the SPE, accompanied by a copy of the Indenture Supplement, and upon presentation to the fiduciary agent of proof of the consent of the majority of the holders of the notes, as required in the terms of the instrument, the fiduciary agent shall join the SPE in signing such Indenture Supplement.

Notwithstanding any provision to the contrary in the previous paragraph, no such alteration of the Indenture, of any note or of any Indenture Supplement shall, without the consent of each holder of a note of each series adversely affected:

(a) in any way reduce the amount of, or delay the moment of any distributions which are required to be made in this instrument over, any note (or series of notes) or alter any date of payment of any note (or series of notes), or change the location of payment where, or the currency in which such note (or series of notes) must be paid, or prejudice the right of the fiduciary agent to file an action for execution of any such payment or distribution,

Free English Translation

(b) permit the alienation of the guarantee or of any part thereof,

(c) reduce the percentage of the total of the balance of the series of such series, that is required by such alteration, or reduce such percentage required as a function of any waiver or instruction specified in the Indenture,

(d) modify the clause of issuance of Indenture Supplements without the consent of the guaranteeing parties, or the provisions of this clause, or

(e) significantly increase the discretionary power of the fiduciary agent.

A copy of any Indenture Supplement shall be delivered immediately by the fiduciary agent to each rating agency.

If, in accordance with the reasonable opinion of the fiduciary agent, any document that is required to be signed by it in accordance with the alterations described in the clauses above adversely affects any interest, right, duty, immunity or indemnity in favor of the fiduciary agent under the Indenture or any Indenture Supplement, then the fiduciary agent may, at its option, refuse to sign such document.

(I) j. other material characteristics

The Securitization Program is a program based on the sale of rights of receipt of the payment orders (the “Diversified Payment Rights”) which terms are established by the Bill of Sale governed by and construed in accordance with the Brazilian law and entered between Santander Brazil and the SPE. The SPE issues the notes in the international market and the funds received by such issuance are used to pay the corresponding amount of the purchase of the Diversified Payment Rights to Santander Brazil.

(II) a. identification of the note: Global Medium-Term Note (GMTN)  (A) Series 60 - Credit Linked Note of R$ 30,000,000.00 due in 2017.

(B) Series 80 - Floating-rate note (CDI) of US$ 6,500,000.00 due in 2013.

(C) Series 89 - Zero Coupon Note of EUR 2,990,789.00 due in 2013.

(D) Series 96 - Senior Unsecured Bonds of US$ 850,000,000.00 due in 2015.

(E) Series 97 - Fixed Rate Note of R$ 7,000,000.00 due in 2012.

(F) Series 100 - Zero Coupon Note of US$ 100,000.00 due in 2011.

(G) Series 103 - Zero Coupon Note of US$ 1,000,000.00 due in 2011.

(H) Series 113 - Zero Coupon Note of US$ 1,120,000.00 due in 2011.

(I) Series 117 - Zero Coupon Note of US$ 1,199,000.00 due in 2011.

(J) Series 119 - Zero Coupon Note of US$ 2,113,000.00 due in 2011.

(K) Series 121 - Zero Coupon Note of US$ 1,950,000.00 due in 2011.

Free English Translation

(L) Series 122 - Zero Coupon Note of US$ 1,330,000.00 due in 2011.

(M) Series 123 - Zero Coupon Note of US$ 2,906,000.00 due in 2011.

(N) Series 125 - Zero Coupon Note of US$ 1,108,000.00 due in 2011.

(O) Series 126 - Zero Coupon Note of US$ 200,000,000.00 due in 2011.

(P) Series 128 - Zero Coupon Note of US$ 250,000,000.00 due in 2011.

(Q) Series 129 - Zero Coupon Note of US$ 650,000,000.00 due in 2016.

(R) Series 130 - Zero Coupon Note of US$ 1,140,000.00 due in 2011.

(S) Series 131 - Zero Coupon Note of US$ 1,105,000.00 due in 2011.

(T) Series 133 - Zero Coupon Note of US$ 1,300,000.00 due in 2011.

(U) Series 134 - Zero Coupon Note of US$ 1,000,000.00 due in 2012.

(V) Series 135 - Zero Coupon Note of US$ 2,830,000.00 due in 2011.

(W) Series 136 - Zero Coupon Note of US$ 1,103,000.00 due in 2011.

(X) Series 137 - Floating Rate Note of US$ 1,200,000.000.00 with maturity in 2014.

(Y) Series 138 - Zero Coupon Note of US$ 1,248,000.00 due in 2011.

(Z) Series 139 - Zero Coupon Note of US$ 2,969,000.00 due in 2011.

(AA) Series 140 - Fixed Rate Note of US$ 1,500,000.00 due in 2011.

(AB) Series 141 - Fixed Rate Note of US$ 257,000,000.00 due in 2011.

(AC) Series 142 - Fixed Rate Note of US$ 50,000,000.00 due in 2011.

(AD) Series 143 - Fixed Rate Note of US$ 1,217,000.00 due in 2011.

(AE) Series 144 - Fixed Rate Note of US$ 1,680,000.00 due in 2011.

(AF) Series 145 - Fixed Rate Note of US$ 1,410,000.00 due in 2011.

(II) b. quantity

(A) 300 notes in the minimum amount of R$ 100,000.00 and increase of R$1,000.00.

(B) 65 notes in the minimum amount of US$ 100,000.00 and increase of US$ 1,000.00.

(C) 1 note in the amount of EUR 2,990,789.00

(D) 8,500 notes in the minimum amount of US$100,000.00 and increase of US$1,000.00

(E) 70 notes in the minimum amount of US$ 100,000.00 and increase of US$ 1,000.00.

(F) 1 note in the amount of US$ 100,000.00.

(G) 10 notes in the minimum amount of US$ 100,000.00 and increase of US$1,000.00.

(H) 1 note in the amount of US$ 1,120,000.00

(I) 1 note in the amount of US$ 1,199,000.00.

(J) 1 note in the amount of US$ 2,113,000.00.

(K) 1 note in the amount of US$ 1,950,000.00.

(L) 1 note in the amount of US$ 1,330,000.00.

(M) 1 note in the amount of US$2,960,000.00.

(N) 1 note in the amount of US$1,108,000.00.

(O) 2,000 notes in the minimum amount of US$ 100,000.00 and increase of US$ 1,000.00.

(P) 2,500 notes in the minimum amount of US$ 100,000.00 and increase of US$ 1,000.00.

Free English Translation

(Q) Notes in the minimum amount of US$ 150,000.00 and increase of US$ 1,000.00.

(R) 1 note in the amount of US$ 1,140,000.00.

(S) 1 note in the amount of US$ 1,105,000.00.

(T) 13 notes in the minimum amount of US$ 100,000.00.

(U) 10 notes in the minimum amount of US$ 100,000.00.

(V) 1 note in the amount of US$ 2,830,000.00.

(W) 1 note in the amount of US$ 1,103,000.00.

(X) 8,000 notes in the minimum amount of US$ 150,000.00 and increase of US$ 1,000.00

(Y) 1 note in the amount of US$ 1,248,000.00.

(Z) 1 note in the amount of US$ 2,969,000.00.

(AA) 10 notes in the minimum amount of US$ 150,000.00 and increase of US$ 1,000.00

(AB) 1,285 notes in the minimum amount of US$ 200,000.00 and increase of US$ 1,000.00

(AC) 250 notes in the minimum amount of US$ 200,000 and increase of US$ 1,000.00

(AD) 1 note in the amount of US$ 1,217,000.00.

(AE) 1 note in the amount of US$ 1,680,000.00

(AF) 1 note in the amount of US$ 1,410,000.00

(II) c. amount

(A) R$ 30,000,000.00 (thirty million Reais).

(B) US$ 6,500,000.00 (six million five hundred thousand U.S. Dollars).

(C) EUR 2,990,789.00 (two million nine hundred and ninety thousand, seven hundred and eighty-nine U.S. Dollars)

(D) US$ 850,000,000.00 (eight hundred and fifty million U.S. Dollars)

(E) R$ 7,000,000.00 (seven million Reais)

(F) US$ 100,000.00 (one hundred thousand U.S. Dollars)

(G) US$ 1,000,000.00 (one million U.S. Dollars)

(H) US$ 1,120,000.00 (one million one hundred and twenty thousand U.S. Dollars)

(I) US$ 1,199,000.00 (one million one hundred and ninety nine thousand U.S. Dollars)

(J) US$ 2,113,000.00 (two million one hundred and thirteen thousand U.S. Dollars)

(K) US$ 1,950,000.00 (one million nine hundred and fifty thousand U.S. Dollars)

(L) US$ 1,330,000.00 (one million and three hundred and thirty thousand U.S. Dollars)

(M) US$ 2,906,000.00 (two million and nine hundred and six thousand U.D. Dollars)

(N) US$ 1,108,000.00 (one million one hundred and eight thousand U.S. Dollars)

(O) US$ 200,000,000.00 (two hundred million U.S. Dollars)

(P) US$ 250,000,000.00 (two hundred and fifty million U.S. Dollars)

(Q) US$ 650,000,000.00 (six hundred and fifty million U.S. Dollars)

(R) US$ 1,140,000.00 (one million one hundred and forty thousand U.S. Dollars)

(S) US$ 1,105,000.00 (one million one hundred and five thousand U.S. Dollars)

(T) US$ 1,300,000.00 (one million and three hundred thousand U.S. Dollars)

Free English Translation

(U) US$ 1,000,000.00 (one million U.S. Dollars)

(V) US$ 2,830,000.00 (two million eight hundred and thirty thousand U.S. Dollars)

(W) US$ 1,103,000.00 (one million one hundred and three thousand U.S. Dollars)

(X) US$ 1,200,000,000.00 (one billion two hundred million U.S. Dollars)

(Y) US$ 1,248,000.00 (one million two hundred and forty eight thousand U.S. Dollars)

(Z) US$ 2,969,000.00 (two million nine hundred and sixty-nine thousand U.S. Dollars)

(AA) US$ 1,500,000.00 (one million and five hundred thousand U.S. Dollars)

(AB) US$ 257,000,000.00 (two million five hundred and fifty-seven thousand U.S. Dollars)

(AC) US$ 50,000,000.00 (fifty million U.S. Dollars)

(AD) US$ 1,217,000.00 (one million, two hundred and seventeen thousand U.S. Dollars)

(AE) US$ 1,680,000.00 (one million, six hundred and eighty thousand U.S. Dollars)

(AF) US$ 1,410,000.00 (one million, four hundred and ten U.S. Dollars)

(II) d. issue date

(A) June 28, 2007

(B) July 3, 2008

(C) June 15, 2009

(D) April 06, 2010 (1° Tranche), November 08, 2010 (2° Tranche)

(E) April 14, 2010

(F) August 2, 2010

(G) August 10, 2010

(H) October 29, 2010

(I) November 18, 2010

(J) November 24, 2010

(K) December 10, 2010

(L) December 10, 2010

(M) December 22, 2010

(N) December 23, 2010

(O) December 28, 2010

(P) December 29, 2010

(Q) January 14, 2010

(R) February 8, 2011

(S) February 8, 2011

(T) February 15, 2011

(U) February 17, 2011

(V) February 22, 2011

(W) March 14, 2011

(X) March 22, 2011

(Y) March 30, 2011

Free English Translation

(Z) November 22, 2010

(AA) April 8, 2011

(AB) April 13, 2011

(AC) April 13, 2011

(AD) April 28, 2011

(AE) April 28, 2011

(AF) April 28, 2011

(II) e. restrictions to the circulation

The notes for the MTN were not registered with the SEC and therefore cannot be offered or sold in the United States or to U.S. purchasers, unless the offer or sale is made in accordance with the exceptions provided in the Securities Act and applicable regulations. Accordingly, the notes may only be purchased by qualified institutional investors as defined by Rule 144-A of the Securities Act, and by non-U.S. investors outside the U.S. territory, according to Regulation S of the Securities Act.

(II) f. convertibility into shares or entitlement to subscribe or purchase shares of the issuer, stating:

(i). conditions

There is no provision for convertibility into shares or entitlement to subscribe or purchase shares of Santander Brazil.

(ii). effects on share capital

There is no provision for convertibility into shares or entitlement to subscribe or purchase shares of Santander Brazil and, therefore, there is no effect on share capital.

(II) g. possibility of redemption, stating:

(i). cases of redemption

Redemption for Tax Reasons:

Notes of any series may be redeemed at the option of Santander Brazil in whole but not in part, at any time (in case of a fixed rate note, or zero coupon note) or on any interest payment date (in the case of a floating rate note), by sending an advance notice of no less than 30 days and no more than 60 days for holders of notes (such notice to be irrevocable), in the amount of the early redemption of such notes (together with accrued interest to the date set for redemption) or (in case of zero coupon notes) in the amortized face amount of such notes (as determined in accordance with the conditions of the issue document), if (i) Santander Brazil assures to the trustee, immediately prior to sending such notice, that it is or will be required to pay additional amounts, plus additional amounts that would be paid in relation to deductions or withholdings at the original withholding rate, if any, specified in such notes as a result of any change or

Free English Translation

amendment to laws or regulations in Brazil, the Cayman Islands or any political subdivision or any authority in Brazil or the Cayman Islands or any other jurisdiction with taxing power and in which Santander Brazil is formed, does business or otherwise is subject to taxation power, or any change in the official application or interpretation of such laws or regulations, change or amendment which enters into force on the date of issue, or thereafter, in respect of the relevant series, and (ii) such obligation cannot be avoided by Santander Brazil through reasonable measures available to it, provided that, however, no such notice of redemption shall be given before the 90 days prior to the date on which Santander Brazil would be required to pay such additional amounts if there were an outstanding payment for such notes. Before the publication of any notice of redemption under this condition, Santander Brazil shall deliver to the trustee a certificate signed by two members of the Board of Directors of Santander Brazil, stating that the obligation set forth in (i) above cannot be avoided by Santander Brazil, through reasonable measures available to it, and the trustee will be entitled to accept such certificate as sufficient evidence of compliance with the condition precedent specified in (ii) above, whereupon such proof shall be final and binding upon the holders of notes and holders of coupons.

(ii). formula for calculating the redemption value

In case of redemption as a result of changes in taxes or duties, the value of redemption is 100% of the principal amount of the notes relating to the MTN plus interest accrued until the date set for redemption.

(II) h. when the notes are debt securities, indicate, where applicable:

(i). the maturity, including early maturity conditions

(A) Maturity: May 08, 2017

(B) Maturity: July 03, 2013

(C) Maturity: February 24, 2013

(D) Maturity: April 06, 2015

(E) Maturity: April 16, 2012

(F) Maturity: July 18, 2011

(G) Maturity: August 5, 2011

(H) Maturity: April 27, 2011

(I) Maturity: May 17, 2011

(J) Maturity: May 23, 2011

(K) Maturity: April 11, 2011

(L) Maturity: June 8, 2011

(M) Maturity: April 21, 2011

(N) Maturity: June 21, 2011

(O) Maturity: December 28, 2011

(P) Maturity: December 29, 2011

(Q) Maturity: January 14, 2016

Free English Translation

(R) Maturity: August 8, 2011

(S) Maturity: June 8, 2011

(T) Maturity: June 15, 2011

(U) Maturity: February 13, 2012

(V) Maturity: June 22, 2011

(W) Maturity: September 6, 2011

(X) Maturity: March 18, 2014

(Y) Maturity: July 20, 2011

(Z) Maturity: July 28, 2011

(AA) Maturity: April 8, 2013

(AB) Maturity: July 13, 2011

(AC) Maturity: October 13, 2011

(AD) Maturity: May 31, 2011

(AE) Maturity: August 26, 2011

(AF) Maturity: October 25, 2011

Early Maturity (“Events of Default”): The trustee may, at its option, declare the early maturity of the note if any of the events of default described below and if requested (i)  in the case of events described in items (a), (d), (e), (f), (g) or (h), by the holders of at least 25% of the total remaining amount due of the notes and (ii)  in the case of events described in paragraphs (c), (i), (j), ( k), (l) or (m), by at least one third of the holders of the note, or still, by a decision taken by a special meeting of holders of the note.

a) Non-Payment: if Santander Brazil fails to pay any principal, premium or interest on any notes when due and payable and, in the case of premium and interest on any of the notes, if such failure continues for a period of seven days; or

b) Breach of Other Obligations: Santander Brazil fails to meet or breaches any of its obligations under the Indenture and such failure or breach continues for a period of 60 days after the notice to Santander Brazil by the trustee or to Santander Brazil and the trustee by the holders of at least twenty percent (20%) of the nominal amount of such outstanding notes of such series, specifying such default or breach and demanding to be remedied, and stating that such notice is a "notice of default;" or

c) Cross-Default: Santander Brazil defaults the payment of any note, bond, debenture, security or there is any other proof of debt by borrowing of Santander Brazil or any subsidiary, with the total amount of outstanding principal of at least US$ 40,000,000, or under any mortgage, deed or trust instrument pursuant to which any debt by borrowing of Santander Brazil or any subsidiary has been issued or evidenced, with the total amount of outstanding principal of at

Free English Translation

least US$ 40,000,000, whether such debt exists at the time or is incurred later, and whose default: (i) will constitute the non-payment of any part of the principal of such debt when due and payable after the end of any applicable grace period with respect to the same (ii) will result in such debt becoming or being declared due and payable, without, in the case of item (ii), such debt has been paid off or such acceleration of maturity has been rescinded or terminated, in each case within 10 days after sending, to Santander Brazil by the trustee or to Santander Brazil and the trustee by the holders of notes at least 10 percent of the nominal amount of outstanding notes of such series, a notice specifying such default and demanding Santander Brazil or any subsidiary to cause such debt to be paid off or cause such acceleration to be terminated or canceled, as appropriate, and stating that such notice is a "notice of default;" or

d) Winding up: winding up or liquidation of the businesses of Santander Brazil or a subsidiary, or a resolution is passed for winding up or liquidating Santander Brazil or a subsidiary; or

(E) Bankruptcy: Santander Brazil or a material subsidiary files a request for self-bankruptcy under any applicable bankruptcy, reorganization, insolvency or similar law in force now or in the future (otherwise than for reconstruction or consolidation and merger when Santander Brazil or such material subsidiary is solvent, if such reconstruction or merger and incorporation is made for purposes unrelated to the search for debt relief, composition or readjustment of debts and transfers for the benefit of creditors), or adopts the issuance of an order for debt relief in an involuntary bankruptcy case under any such law, or approves the appointment of a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar administrator) of Santander Brazil or a relevant subsidiary for any relevant part of the assets of Santander Brazil (considered as a whole with its subsidiaries) or the possession of such property by such receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar administrator) of Santander Brazil or a material subsidiary, or makes a general assignment for the benefit of creditors of Santander Brazil or a material subsidiary; or

(F) Sentence: has been taken against Santander Brazil or any subsidiary, by a competent court, a sentence or final judgments for the payment of money, and such sentence remains in full effect for a period (during which the execution should not be effectively suspended) of 60 days, provided that the aggregate amount of all such sentences at any time in force (if not paid or to be paid by insurance) exceeds US$ 40,000,000 or the equivalent of such amount in any combination of currencies; or

(G) Execution Procedures: a procedure for seizure of property, execution, arrest of property before a sentence or another judicial process is initiated or executed or filed against all or a significant part of the assets of Santander Brazil (considered as a whole along with its subsidiaries) and is not revoked or suspended within 30 days of such initiation, execution or filing; or

Free English Translation

(H) Property: Santander Spain ceases to own, directly or indirectly, any and all shares, interests, purchase rights, warrants, options or other equity or equivalents (however designated) in the capital of Santander Brazil, including any class or classes (however designated) that take precedence in the payment of dividends or distributions, or in the distribution of assets upon voluntary or involuntary winding up of Santander Brazil, for shares of any other class of Santander Brazil (but excluding any debt securities convertible into such capital) representing at least 51 percent of the total voting power of the voting shares, with all classes of shares or other equity (including interests in the company) of Santander Brazil then outstanding and normally authorized (without regard to the occurrence of any contingency) to vote in the election of officers, directors, the trustee, or Santander Brazil; or

(I) Moratorium: an agreement or declaration of a moratorium has been reached or made regarding the payment of any material debt of Santander Brazil (as defined in the terms of the documentation of the MTN) or any of its material subsidiaries, or

(j) Nationalization: any action is taken by any person in order to arrest, acquire compulsorily, nationalize or expropriate all or (in the reasonable opinion of the trustee) a substantial part of the assets of Santander Brazil (considered as a whole along with its Subsidiaries); or

(k) Authorizations and Consents: any action, condition or thing (including obtaining or granting any approval, consent, authorization, exemption, filing, permit, order or record) at any time required to be taken, fulfilled or performed to (i) allow Santander Brazil to legally enter into, exercise its rights and fulfill its obligations under the notes, the Coupons and the Indenture, (ii) ensure that those obligations are legally binding and enforceable or (iii) have the notes, Coupons and Indenture accepted as evidence in courts of Brazil, not to be taken, fulfilled or performed; or

(l) Illegality: it becomes illegal for Santander Brazil to perform or meet any one or more of its obligations under any notes or the Indenture;

(m) Similar Events: any event occurs that, under the laws of any relevant jurisdiction, has a similar effect to any of the events mentioned in paragraphs (d), (e), (f) or (g); except that, in the case of paragraphs (b), (f), (g), (k) and (l) and only in the case of subsidiaries, paragraphs (d) and (e), the trustee should have ensured that, in its opinion, such an event is significantly detrimental to the interests of holders of notes.

(ii). interest

(A) Indexed to the FDIC of CESP

(B) 95,4% of CDI on the equivalent nominal amount in Reais

Free English Translation

(C) 0.35% per annum

(D) 4.5% per annum

(E) 9,95% per annum (252)

(F) 1.6% per annum

(G) 1.6% per annum

(H) 1.35% per annum.

(I) 1.39% per annum.

(J) 1.45% per annum.

(K) 1.2% per annum.

(L) 1.4% per annum.

(M) 1.72% per annum.

(N) 1.85% per annum.

(O) 2.56% per annum.

(P) 2.56% per annum

(Q) 4.25% per annum

(R) 1.63% per annum

(S) 1.36% per annum.

(T) 1.37% per annum.

(U) 1.67% per annum.

(V) 1.36% per annum.

(W) 2.06% per annum.

(X) Libor (3 meses) + 2.1%

(Y) 1.6% per annum.

(Z) 1.6% per annum.

(AA) 10.3% per annum (252) on the equivalent nominal amount in Reais.

(AB) 1.47% per annum.

(AC) 1.74% per annum.

(AD) 1.05% per annum.

(AE) 1.35% per annum.

(AF) 1.6% per annum.

(iii). security and, if real, description of the object asset

There is no security provided in any notes relating to the MTN.

(iv). in the absence of collateral, if the loan is unsecured or subordinated

Unsecured credit, with respect to any notes relating to the MTN.

(v). any restrictions imposed on Santander Brazil in relation to:

•         The distribution of dividends

Free English Translation

There is no provision in the notes relating to the MTN, of any restriction on the distribution of dividends;

•         Disposal of assets

The Issuer shall not, without the consent of the holders of 75 per cent in nominal amount of the outstanding Notes of each note (i) consolidate with or merge into any other corporation; (ii) or convey or transfer, in one transaction or a series of transactions, all or substantially all of its properties or assets to any other Person unless:

(i)                 the resulting, surviving, assignee corporation or the one that acquired all or substantially all of the properties and assets of Santander Brazil (the “Resulting Corporation”) shall agree in writing to assume the due and punctual payment of the principal of and interest on all the Notes and all other obligations of Santander Brazil under the Trust Deed and the notes;

(ii)               immediately after giving effect to such transaction, no Event of Default with respect to any Note shall have happened and be continuing;

(iii)             Santander Brazil shall have delivered to the trustee (a) a certificate signed by an executive officer of Santander Brazil stating that such consolidation, merger, conveyance or transfer complies with these clauses and that all conditions precedent herein provided for relating to such transaction have been complied with, and (b) opinions addressed to and in a form satisfactory to the Trustee of independent counsel of recognized standing as to such laws as may be reasonably requested by the trustee to the effect that the ResultingCorporation has validly assumed the obligations to be assumed by it pursuant to clause (i) above and that the Trust Deed and each note constitute legal, valid and binding obligations of the Resulting Corporation, enforceable in accordance with their terms, subject to bankruptcy, insolvency, reorganization or other laws of general applicability relating to or affecting the enforcement of creditors’ rights and to general principles of equity; and

(iv)               the Resulting Corporation shall expressly agree (a) to indemnify each holder of a note, coupon or talon against any tax, assessment or governmental charge thereafter imposed on such holder as a consequence of such consolidation, merger, conveyance or transfer, and (b) to pay any additional amounts as may be necessary in order that the net amounts received by the holders of the Notes (and coupons, if any) after any withholding or deduction of any such tax, assessment or other governmental charge imposed by any authority having power to tax to which the Resulting Corporation is subject shall equal the respective amounts of principal and interest (if any) which would have been receivable in respect of the notes (and coupons, if any) in the absence of such consolidation, merger, conveyance or transfer.

Free English Translation

•         Contracting of new debts

There is no restriction in relation to contracting of new debts.

•         Restriction to the issuance of new notes

There is no restriction on issuance of new notes.

(vi). The fiduciary agent, indicating the principal terms of the contract

HSBC Trust Company (UK) Limited

Indenture, a document entered into between Santander Brazil and fiduciary agent, governs various rights and obligations of the parties in relation to the issuance of the securities, such as: definitions of the terms used, general and specific characteristics of the securities, conditions and criteria for redemption and repurchase of the securities, commitments assumed by Santander Brazil, definition of default events and instruments for their solution, rights of the holders of the securities, amendments to the contract, satisfaction of the terms and de-linking of the securities and subordination, among other matters – the terms of greatest importance contained in the Indenture being described over the length of item 18.5 of this Reference Form.

(II) i. conditions for alteration of the rights granted by the said notes

Purposes for which alterations in the Indenture are permitted without the consent of the holders of the notes:

The fiduciary agent may agree, without the consent of the holders of notes, with any modification of the Indenture that is formal, secondary or technical, or is to correct any manifest error. The fiduciary agent may also agree with any modification of the Indenture which, in its opinion, is not considerably prejudicial to the interests of the holders of notes, but such power does not apply to any modification mentioned in the following provision:

A meeting shall have the power, subject to the conditions and without adversely affecting any powers conferred upon other persons in the Indenture, by means of an extraordinary resolution, to:

(a)  sanction any proposal of Santander Brazil or of the fiduciary agent for modification, repeal, variation or agreement in relation to the rights of the holders of the notes and/or of the holders of Coupons against Santander Brazil, whether or not such rights arise from the Indenture;

(b) sanction the exchange or substitution of the notes, or the conversion of the notes into shares, securities or other obligations or securities of Santander Brazil or of any other entity;

(c) agree with any modification of the Indenture of the notes, of the Coupon Book or of the Coupons proposed by Santander Brazil or by the fiduciary agent;

Free English Translation

(d) authorize any person to agree with and to do any thing to put an extraordinary resolution into practice or to give it effect;

(e) grant any power, orientation or sanction which is required to be given by extraordinary resolution;

(f) appoint any persons (whether or not holders of notes) as a committee or committees to represent the interests of the holders of notes and to confer upon them any powers or capacity for judgment or arbitration that the holders of notes may exercise by extraordinary resolution;

(g) approve a new fiduciary agent or remove a fiduciary agent;

(h) approve the substitution of Santander Brazil by any entity (or any prior substitute) (other than any entity which, under the Indenture,  may be substituted without the consent of the holders of notes) as principal debtor or guarantor in the terms of the Indenture; and

(i) dispense or exonerate the fiduciary agent from any liability in relation to any act or omission for which it may become responsible under the terms of the Indenture, the notes, Coupon Books or Coupons save, however, that any provisions of a special quorum established in the Indenture must be applied to any Extraordinary Resolution (a resolution with special quorum) for the purposes of certain items of the Indenture.

(II) j. other material characteristics

The material characteristics are covered up.

Free English Translation

19. Buyback s and securities held in treasury

19.1. In relation to buyback s of Santander Brasil shares, provide the following information:

a.                              dates when the buyback s were approved:

The buyback  was approved on November 9, 2010.

b. in relation to each , indicate:

     i.       estimated number of shares, separated by class and type

     ii.    percentage in relation to the total number of outstanding shares, separated by class and type

Outstanding Shares(*) on 09/30/2010
Security	SANB 11	SANB 3	SANB 4	Total
Common Shares	35,710,750,350	2,149,949,939	0	37,860,700,289
Preferred Shares	32,464,318,500	0	3,459,158,831	35,923,477,331
Total of Units	649,286,370	0	0	649,286,370

(*) According to the definition of CVM Instruction n° 10

     iii.       buyback period

The term of Buyback Program is up to 365 days counted from the publication of the material fact with information about the operation, expiring on November 09, 2011.

     iv.       reserves and profits available for buyback

     v.       other relevant characteristics

The Buyback Program has the only purpose of enabling the risk management resulting from the rendering of market maker services by the Company of certain index funds every time the Units are included in the portfolio of the reference index of such funds. The repurchased Units shall be used by the Company exclusively for hedging against price oscillation of the securities which compose the reference index and shall be bought and sold in accordance to the Company´s risk management policy.

     vi.       number of shares acquired, separated by class and type

     vii.       weighted average purchase price, separated by class and type

     viii.       percentage of shares acquired in relation to the total amount approved

Free English Translation

19.2. In relation to the breakdown of securities held in treasury, in the chart form, separating by class and type, indicate the number, total amount and weighted average purchase price of the following:

a. opening balance

b. acquisitions

c. disposals

d. cancellations

e. closing balance

No buyback of the Company shares occurred in the 2007 and 2008 fiscal years, held in treasury during these periods. In February 2009, Santander Brasil acquired the shares of Banco Real’s dissenting shareholders, in view of the approval at the Extraordinary General Meeting held on August 29, 2008 of the Merger of Banco Real Shares into Santander Brasil, according to the Notice to Shareholders published on February 11, 2009.

443,154 ordinary shares issued by Banco Real were acquired for R$4,396.5426 per 1,000 shares, which after applying the swap ratio, corresponded to 25,394,887 shares issued by Santander Brasil, of which 13,587,179 are ordinary shares and 11,807,708 are preference shares. These shares were cancelled at Santander Brasil’s Extraordinary General Meeting held on August 14, 2009, without decreasing the capital stock, by absorbing R$1,948,344.73 to the Capital Reserve account.

Below, the breakdown of shares held in treasury during 2009 fiscal year:

Type of Share		Ordinary Shares	Preference Shares	TOTAL
Opening balance in Dec 2008	Number	0	0	0
	Total Amount (R$)	0	0	0
	Average Price (R$)	0	0	0
Acquisition (shares issued by Santander Brasil, after swap ratio)	Number	13,587,179	11,807,708	25,394,887
	Total Amount ($)	1,042,434.59	905,910.14	1,948,344.73
	Average Price (R$)	0.0767219	0.0767219	0.0767219
Disposal	Number	0	0	0
	Total Amount(R$)	0	0	0
	Average Price (R$)	0	0	0
Cancellation (8/14/2009)	Number	(13,587,179)	(11,807,708)	(25,394,887)
	Total Amount (R$)	(1,042,434.59)	(905,910.14)	(1,948,344.73)
	Average Price (R$)	(0.0767219)	(0.0767219)	(0.0767219)
Opening balance in Dec 2009	Number	0	0	0
	Total Amount (R$)	0	0	0
	Average Price (R$)	0	0	0

Free English Translation

19.3. In relation to securities held in treasury on the closing date of the last fiscal year, indicate in the chart form, separating by class and type:

a. number

b. weighted average purchase price

c. purchase date

d. percentage in relation to outstanding securities of same class and type

At the end of the 2010 fiscal year, there were no securities held in treasury.

Free English Translation

19.4. Provide other information deemed as relevant by the issuer

There is no other relevant information.

Free English Translation

20. Policy for the trading of securities

20.1. Indicate whether the issuer adopted a securities trading policy for the issuance related to the direct or indirect controlling shareholders, directors, members of the Board, Fiscal Council and any other entity with technical or consultancy roles, as determined in the Bylaws, stating:

a. the date of approval

The internal policy related to the Disclosure of Material Information (Event or Fact) and the Trading of Securities at Santander Brasil was approved by the Board on February 15, 2007.

b. personal ties (subject or affected persons)

Direct or indirect controllers, members of the board and directorate, members of the fiscal council, as and when it exists, or any other statutory body with technical or consultancy roles, as well as determined employees within Grupo Santander Brasil with access to relevant non-public information and their direct dependents.

c. main characteristics

We cite the main characteristics of our securities trading policy:

c.1. employees who are privy to privileged information as a result of their position or function (subject or affected persons) are not permitted to buy or sell securities, either for themselves or their direct dependents or through companies controlled directly or indirectly by these same people, of any security issued by the Company, including their respective derivatives, during the blackout period defined in item (d);

c.2. communication by employees who are privy to privileged information as a result of their position or function (subject or affected persons) to the Director of Investor Relations, with intermediation through the executive director responsible for the Company’s Legal Corporate and Compliance Dept., any ned trading in the Company’s securities and derivatives, as a programmed investment or divestment, as well as any default related to this programming;

c.3. any and all employees who are privy to privileged information as a result of their position or function (subject or affected persons) should fill out the “Statement of Shareholdings”, and any alteration in the same should be declared and communicated to the executive director responsible from the Company’s Legal Corporate and Compliance Dept., before the fifth working day of the month subsequent to the trade;

c.4. rigorous compliance with the legal duties to maintain the confidentiality of information related to the Company’s material event or fact, or any other company included in Grupo Santander Brasil, to which they have privileged information, and not to use this information to obtain for either themselves or third parties, advantages in trading the securities referred to, ensuring that their employees and third parties (herein understood to include independent auditors, securities analysts, consultants, etc.), maintain this information confidential when they such privileged access to the same; and not to use it to obtain advantages for themselves or others, assuming full responsibility for these employees or third parties; and

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c.5. the use by subject or affected persons linked exclusively to the financial institutions or similar within Grupo Santander Brasil to trade securities issued by the Company and their respective derivatives.

d. blackout periods for trading and a description of the procedures adopted to monitor the business during these periods

The blackout periods defined in the securities trading policy are in line with CVM Instruction 358; and described below:

during the periods between the date that knowledge is available about the relevant information, and that may affect the trading of these securities, and the date this information is made publicly available;

during the quiet period 30 days before the balance sheets are drawn up, either every six months or annually, until the publication of the Company’s financial statements;

during the period that extends from 15 (fifteen) days prior to the disclosure or publication of the quarterly (ITR) or annual (DFP) financial statements;

during the period between and including the decisions of the Company to (i) to modify the share capital through stock issuances, (ii) to approve a share acquisition or divestment program by the Company itself; or (iii) to approve dividends or interest on the company’s capital stock, stock approve, stock derivatives, or share splits; and the publication of relevant public notices; or other press releases.

Concerning the procedures related to the trading of securities in Grupo Santander Brasil, training will be established to guarantee adherence with the general obligations of the employees’ subject or affected to internal policies: the Code of Conduct in the Security Market and Personal Investment Policy to operate with these same securities.

These employees cannot operate with securities issued by Grupo Santander Brasil during the restricted period, which is always one month prior to the announcement of quarterly, six-monthly or annual results by Grupo Santander Brasil. The restricted period is released by the Company’s Compliance Area.

Our securities trading policy establishes a blackout period for 15 days before the release of quarterly results (ITRs), but, based on our adherence to best practices the term is 30 days, in line with the publication of the Company’s other financial publications.

It is also prohibited to trade contrary to the position 30 days following each and every purchase or sale of securities.

The employees classified as “Within the Scope” to the Code of Market Conduct in Grupo Santander Brasil should obtain prior authorization of their area’s compliance manager to trade securities. This authorization is valid for the day approval is given and two subsequent working days. The operations should be made using Santander Corretora (brokerage house).

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The compliance area will monitor any operations made with securities in Grupo Santander Brasil made by employees subject to or affected by the Market Code of Conduct on a monthly basis in accordance with internal policies.

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20.2. Provide other information that the issuer deems relevant

All the relevant information is provided in the previous items.

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21. Policy for the disclosure of information

21.1. Describe the norms, regulations or internal procedures adopted by Santander Brasil to ensure that the information to be disclosed publicly is gathered, processed, and released accurately in a timely manner.

The Company has two documents the scopes of which describe the treatment of information to be publicly released, these being:

1. The Market Code of Conduct: this code establishes the general guidelines and care that should be taken with sensitive information and the control of its flow in and outside Grupo Santander Brasil, with sensitive information considered a combination of confidential, privileged and relevant information. Among the main items related to the information to be publicly released, processed and reported accurately and in a timely manner we can cite:

(a) the coverage of the code determined for consultancy firms to Grupo Santander Brasil whenever these are directly related with securities; members of senior management in companies included in Grupo Santander Brasil directly related to the securities market; everyone providing services in areas of companies included in Grupo Santander Brasil that are directly related to securities; the representatives or agents of companies in Grupo Santander Brasil operating in activities directly related to the securities market; other persons that by the nature of their activities, should fall within the scope of the Company’s compliance area, and either temporarily or permanently the controls stipulated in the market code referred to.

(b) the obligation to inform the compliance area about knowledge of sensitive information as soon as possible, through the intermediary superintendent responsible, indicating the characteristics of the information, the date it was revealed and, if the case, the securities affected;

(c) the requirement, in the case of any need to provide sensitive information to third parties outside Grupo Santander Brasil, the prior signature of a term of commitment to confidentiality;

(d) the jurisdiction of the Company’s legal area to communicate any relevant information to the CVM originating from Grupo Santander Brasil, as well as registering information released to the market;

 (e) the monitoring by the compliance area of the behavior of securities for which sensitive information exists, the adoption of adequate measures, including, if pertinent, communication of the same in the event of indications that this measure was inadequate, and

(f) the release of accurate, clear, complete and balanced information, in a timely manner and always quantified, whenever possible.

2. Internal Disclosure Policy for Material Events or Facts and Securities Trading: the scope of the policy referred to defines material acts and facts, the duties and responsibilities for releasing the same, the confidentiality of related information and the respective penalties applied to those that fail to comply with the aforementioned policy. Among the main mechanisms used are:

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(a) the definition of the material act or fact covering any decision by the Controlling Shareholder, taken at a general shareholders’ meeting, by the Company’s administrative bodies, or any other material act or fact that might have any significant influence on:

I - the price of securities issued by the Company or others related to it;

II – investor decisions to buy, sell or hold the same aforementioned securities;

III – investor decisions to exercise any rights inherent in the ownership of the securities issued by the Company or others directly associated with it.

(b) the duties of the Director of Investor Relations include releasing and communicating to the markets and relevant authorities, any significant material act or fact that related to the company’s business that they have knowledge of as part of their jobs or through communication received from the Controlling Shareholders, directors, members of the Board and Fiscal Council, when installed, and any other bodies with technical and consultancy roles and set up based on the Company’s Bylaws; oversee the wide-ranging and immediate dissemination of any significant act or fact simultaneously in all the markets that the Company’s securities are traded on; and provide additional clarification regarding the release of the act or fact to the pertinent bodies, as and when requested.

(c) the publication of significant material acts and facts clearly and precisely using language accessible to the public investor, as well as complying with the specific stipulations included in CVM Instruction 358/02.

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21.2. Describe the policy for disclosing a material act or fact adopted by Santander Brasil, indicating the procedures related to maintaining confidentiality concerning non-published relevant information.

The disclosure policy for material acts or facts adopted by Santander Brasil, as in item 4, present the control mechanisms used for ensuring such information remains confidential, as described below:

(a) the subject or affected persons (indicated in item 20.1 (b)) and their employees who, as a result of their job position, have access to privileged information should maintain the same confidential until it is released to the market, as well as ensuring subordinates and trusted outsourced employees also do so, backing them with solidarity in a hypothesis of default;

(b) A subject or affected person is expected to maintain the confidentiality of the sensitive information when they leave the Company or, in the case of third parties, the business or project related to the same, until this is released to the market and pertinent bodies/regulatory authorities; and

(c) the subject or affected persons with ties to the Company should adhere to the referred policy by signing a confidentiality agreement related to their own contracting, promotion or transfer to the position of director, member of the Board or Fiscal Council or to any entities with a technical and/or consultative role and set up based on the Company’s Bylaws, in which they should state that they are aware of all the terms in the said policy, obliging them to comply with this fully. As well as the people mentioned in item (a) above, all the Company’s employees and third parties should also expressly adhere to the policy who, in any way and at any time, take part in operations or business that could originate the material act or fact.

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21.3. Inform the administrators responsible for implementation, maintenance, evaluation and monitoring of the Company’s information disclosure policy.

The member of senior management responsible for implementation, maintenance, evaluating and monitoring the Company’s information disclosure policy is its Director of Investor Relations.

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21.4. Provide other information that the issuer deems relevant

All the relevant information is provided in the previous items.

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22. Extraordinary Business

22.1. Indicate the acquisition or sale of any significant asset that does not fall within the normal operating scope of Santander Brasil’s business.

A net gain of R$3,891 million was reported in 2009 related to the sale of investments in Cielo, Visa Vale, Visa, Inc., TecBan, Serasa and the BM&FBOVESPA.

A net gain of R$81 million was reported in 2008 related to the sale of stock in the São Paulo Stock Exchange – Bovespa, and Commodities & Futures Market - BM&F, and the acquisition of a new headquarters (Torre Santander) for a total of R$1,060 million.

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22.2. Indicate any significant alterations in Santander Brasil’s ways of conducting its business operations.

There were no significant alterations in Santander Brasil’s ways of conducting its business.

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22.3. Identify the significant contracts signed by Santander Brasil and its subsidiaries not directly related to its core business activities.

Sale of Santander Seguros

On February 21, 2011, the board of directors approved the main terms and conditions of a transaction for the sale of the all the outstanding shares of the capital stock of our wholly-owned subsidiary, Santander Seguros, to a holding company headquartered in Spain (the “Holding”), to be initially held, directly or indirectly, by our controlling shareholder, Santander Spain (the “Transaction”). We expect to close the transaction by the end of 2011, pending regulatory approvals.

The Transaction is part of the foreign strategic joint venture by and between Santander Spain and Zurich Financial Services Ltd. (“Zurich”), involving the acquisition, by the Holding, of all of the casualty, life and private pension insurance companies of  the Santander Group located in Argentina, Brazil, Chile, Mexico and Uruguay. Once the Transaction and/or the acquisition by the Holding is completed, Santander Spain will sell to Zurich 51% of Holding’s capital stock.

Santander Seguros main activity is the development of operations of life and personal insurance products as well as annuity and benefit s and open-ended private pension entities and it is the majority shareholder of Santander Brasil Seguros S.A. (Santander  Brasil Seguros and, together with Santander Seguros, the “Insurance Companies”),  whose main activity is the development of operations of property and casualty insurance products.

The consummation of the Transaction will be subject to the fulfillment of certain conditions precedent that are customary in transactions of this nature, including the negotiation and execution of the definitive agreements and obtaining the necessary regulatory approvals.

As part of the Transaction, the Insurance Companies will enter into distribution agreements with us for a 25-year minimum term, pursuant to which the Insurance Companies will be granted exclusive access, for the term of the agreements, to our distribution channels, throughout our banking branch offices network, except for auto insurance, which will not be included in the Transaction. As a result of such agreements, we will be entitled to receive fees approximately equal to the fees we currently receive.

By partnering with Santander Spain and Zurich in the insurance business, the Transaction seeks to foster and strengthen our presence in the insurance market, broadening the array of products we offer and the range of our customer classes, which will enable us to increase our income in each insurance product category.

The Transaction will not include Santander Capitalização S.A. (“Capitalização”), which will remain under our control and in time, will be segregated, through a split-off, from Santander Seguros. Our business will continue to include the distribution of insurance products, which will be carried out by Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros.

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As a result of the Transaction, we shall receive, on the closing date, a price calculated based on the amount of R$ 3,167 million, which is subject to certain adjustments, including a reduction for the spin-off of Capitalização to be held at book value.

Because Santander Seguros is currently our wholly-owned subsidiary, our shareholders have a right of first refusal to acquire Santander Seguros shares proportionally to their equity participation in the Bank, as required by article 253 of Law No. 6.404/76.  We will make the right of first refusal offer to our shareholders in due course.

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22.4. Provide other information that Santander Brasil deems relevant

All the relevant information is provided in the previous items.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 07, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Vice-President Executive Officer

By:	/S/ Carlos Alberto Lopez Galán
Carlos Alberto Lopez Galán Vice-President Executive Officer